Form 20-F
AKTIEBOLAGET VOLVO \PUBL\
filed 2003-06-04
CIK 753762

As filed with the Securities and Exchange Commission on May 30, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

__ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
X . ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2002

OR
__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-12828

AKTIEBOLAGET VOLVO (publ)
(Exact name of Registrant as specified in its charter)

VOLVO CORPORATION
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

S-405 08
Göteborg, Sweden
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Title of class	Name of each exchange on which registered
Class B, common stock par value SEK 6, American Depositary Shares each representing one Share of class B common stock	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: B Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

A shares 131,674,699
B shares 287,770,143

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes  X  No    Not Applicable

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17    Item 18  X

INTRODUCTION AND USE OF CERTAIN TERMS	2
Certain Forward-Looking Statements	2
PART I	3
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3. KEY INFORMATION	3
3.A Selected Financial Data	3
3.B. Capitalization and Indebtedness	8
3.C Reasons for the offer and use of proceeds.	8
3.D Risk factors	8
ITEM 4. INFORMATION ON THE COMPANY	10
4.A. History and Development of Company	10
4.B. Business Overview	12
4.C. Organizational Structure	27
4.D. Property, Plant and Equipment	29
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.	32
5.A. Operating Results.	32
5.B. Liquidity and Capital Resources	39
5.C. Research and Development, Patents and Licenses	49
5.D. Trend Information	49
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
6.A. Directors and Senior Management	50
6.B. Compensation	53
6.C. Board Practices	54
6.D. Employees	55
6.E. Share Ownership	56
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.	58
7.A. Major Shareholders	58
7.B. Related Party Transactions	58
7.C Interests of Experts and Counsel	59
ITEM 8. FINANCIAL INFORMATION	59
8.A. Consolidated Statements and Other Financial Information	59
8.B. Significant Changes	60
ITEM 9. THE OFFER AND LISTINGS.	61
9.A. Offer and Listing Details	61
9.B. Plan of Distribution	62
9.C Market	63
9.D Selling Shareholders	63
9.E Dilution	63
9.F Expenses of the Issue	63
ITEM 10. ADDITIONAL INFORMATION	64
10.A Share capital	64
10.B Memorandum and articles of association	64
10.C Material contracts	66
10.D Exchange controls	66
10.E Taxation	66
10.F Dividends and paying agents	66
10.G Statement by experts	68
10.H Documents on display	68
10.I Subsidiary Information	69
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	69
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	71
PART II	72
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	72
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	72
ITEM 15. CONTROLS AND PROCEDURES	72
ITEM 16. [RESERVED]	72
PART III	72
ITEM 17. FINANCIAL STATEMENTS	72
ITEM 18. FINANCIAL STATEMENTS	72
ITEM 19. EXHIBITS	73
SIGNATURES	74

INTRODUCTION AND USE OF CERTAIN TERMS
Unless otherwise indicated, all amounts herein are expressed in Swedish kronor ("krona", "kronor" or "SEK") or in United States dollars ("dollars" or "US$"). Merely for the convenience of the reader, this Annual Report presents translations into dollars of certain krona amounts. Unless otherwise stated, such translations have been made at the noon buying rate of dollars in terms of kronor in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 30, 2003, which was 8.1700 kronor per dollar (0.1224 U.S. dollars per krona). The Noon Buying Rate on April 30, 2003 differs from certain of the actual rates used in the preparation of the consolidated financial statements of Volvo, which are expressed in kronor, and therefore, dollar amounts appearing herein may differ significantly from actual dollar amounts which were translated into kronor in the preparation of those consolidated financial statements in accordance with accounting principles generally accepted in Sweden. See "Item 3. Key Information – 3.A. Selected Financial Data". No representation is made that krona amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on April 30, 2003 or on any other date as of which a convenience translation based on the Noon Buying Rate was 8.1700 kronor per dollar (0.1224 U.S. dollars per krona).

As used herein, "Volvo", the "Company" or the "Group" refers to Aktiebolaget Volvo and its consolidated subsidiaries and "AB Volvo" refers to Aktiebolaget Volvo, unless the context indicates otherwise. "Trucks" refers to the combined truck operations of the Volvo Group, consisting of the truck brands Mack, Renault and Volvo, which are individually referred to as "Mack Trucks", "Renault Trucks" and "Volvo Trucks".

Volvo owns or otherwise has rights (as described under the section "Patents, Trademarks and Licenses" below) to a substantial number of trademarks that it uses in conjunction with its business, including, but not limited to, the following trademarks mentioned in this Annual Report: "Volvo", "Volvo Penta", "Renault", "Mack", "Duoprop" and "Aquamatic" (see "Item 4. Information on the Company — 4.B Business Overview — Patents, Trademarks and Licenses").

Certain Forward-Looking Statements
This Annual Report on Form 20-F includes "forward-looking information" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act for 1934, as amended. Certain statements included in this Annual Report, including without limitations, those concerning (i) Volvo’s strategies, (ii) the economic outlook for the commercial transport equipment industries, (iii) expectations regarding prices, (iv) the development and commercial introduction of new products, (v) the quantitative and qualitative disclosures about market risk and (vi) Volvo’s liquidity and capital resources and expenditures, contain certain forward-looking statements concerning the Company’s operations, economic performance and financial condition. These statements can often be identified by the use of forward-looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "seeks", or "anticipates". Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) risks inherent in business management.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The selected financial data set forth below at December 31, 2000, 2001 and 2002 and for each of the years ended December 31, 2000, 2001 and 2002 have been derived from the consolidated financial statements of Volvo. See "Item 18. Financial Statements". Financial data at December 31, 1998 and 1999 and for the years ended December 31, 1998 and 1999 have been derived from Volvo’s published Swedish financial statements not included herein.

The selected financial data at December 31, 2000, 2001 and 2002 and for each of the years ended December 31, 2000, 2001 and 2002 should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and notes thereto included in Item 18.

	1998	[3]	1999	[4]	2000	[5]	2001	[6]	2002	[7]	2002	[8]
AMOUNTS IN ACCORDANCE WITH SWEDISH ACCOUNTING PRINCIPLES[1,2]
	(In millions, except per share amounts)
	SEK		SEK		SEK		SEK		SEK		USD
Net sales…………………………….	212,936		125,019		130,070		189,280		186,198		22,790
Net sales from discontinued operations…………...........................	98,082		-		-		-		-		-
Net sales from continuing operations	114,854		125,019		130,070		189,280		186,198		22,790

Operating income (loss)……………....	11,828		34,158		6,668		(676)		2,837		347

Net income (loss)………….……….	8,437		32,222		4,709		(1,467)		1,393		171
Income from discontinued operations………………………...	2,011		26,726		479		65		-		-
Income (loss) from continuing operations…………………………...	6,426		5,496		4,230		(1,532)		1,393		171

Net income (loss) per share 9.	19.10		73.00		11.20		(3.50)		3.30		0.40
Income (loss) per share from discontinued operations [9]………...	4.60		60.50		1.20		0.10		-		-
Income (loss) per share from continuing operations [9]……………	14.50		12.50		10.00		(3.60)		3.30		0.40

Cash dividends per share [10]………...	6.00		7.00		8.00		8.00		8.00		0.98

Total assets…………………………	205,745		195,612		200,743		260,925		239,222		29,281
Non-current liabilities...…………….	26,012		32,514		40,670		54,130		53,123		6,502
Shareholders’ equity……………….	69,375		97,692		88,338		85,185		78,278		9,581

Share capital……………………….	2,649		2,649		2,649		2,649		2,649		324
Weighted average number of shares. (in thousands)[11]……………………..	441,521		441,521		421,684		422,429		419,445		419,445
	1998	[3]	1999	[4]	2000	[5]	2001	[6]	2002	[7]	2002	[8]
AMOUNTS IN ACCORDANCE WITH U.S. GAAP[1]
Net income (loss)…………………...	9,432		31,690		3,127		(4,320)		(6,265)		(767)
Income from discontinued operations…………………………..	3,188		26,115		375		-		-		-
Income (loss) from continuing operations…………………………..	6,244		5,575		2,752		(4,320)		(6,265)		(767)

Basic and diluted net income (loss) per share [12]…………	21.40		71.80		7.40		(10.20)		(14.90)		(1.82)
Income per share from discontinued operations [12]……	7.30		59.20		0.90		-		-		-
Income (loss) per share from continuing operations [12]………	14.10		12.60		6.50		(10.20)		(14.90)		(1.82)

Shareholders’ equity…………	72,479		99,607		84,761		81,291		71,182		8,713

  The consolidated financial statements of Volvo are prepared in accordance with accounting principles generally accepted in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP). See Notes 1 and 33 to the consolidated financial statements.
  Effective in 1999, income taxes were reported in accordance with the Recommendation RR9, Income taxes, issued by the Swedish Financial Accounting Standards Council. Under the new standard, deferred tax assets are recognized if it is probable that the amounts can be utilized against future taxable income. Previously, deferred tax assets were recognized only to the extent that they could be offset against deferred tax liabilities within the same tax jurisdiction. In order to conform to the 1999, 2000, 2001 and 2002 presentation, comparable figures for 1998 have been restated. At January 1, 1998 and 1999, this resulted in an increase in the Volvo Group’s shareholders’ equity of SEK 1.5 and 1.3 billion, respectively.

  Effective in 2001, Volvo applied ten new accounting standards issued by the Swedish Financial Accounting Standards Council. All these accounting standards conform in all significant respects with the corresponding accounting standard issued by the International Accounting Standards Committee (IASC). In applying the transition rules as a consequence of the aforementioned accounting standards, there were no retroactive effects on Volvo’s earlier financial statements. In applying the new standards during fiscal year 2001, RR1:00 Consolidated Financial Statements and Business Combinations, RR14 Joint Ventures, RR15 Intangible Assets and RR16 Provisions, Contingent Liabilities and Contingent Assets, resulted in a change in Volvo’s accounting principles’. In accordance with RR1:00 Consolidated Financial Statements and Business combinations, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined by the market price of the issued shares at the time of the transaction. In accordance with Volvo’s previous accounting principles, purchase consideration was determined based on the average market price of the issued shares during ten days prior to the public disclosure of the transaction. In accordance with RR14 Joint ventures, a joint venture should either be reported by use of the proportionate consolidation method or the equity method. Effective in 2001, the proportionate consolidation method is the preferred method under Volvo's accounting principles. In previous years, all joint ventures have been reported by use of the equity method. In accordance with RR15 Intangible Assets, the expenditures for development of new products, production and information systems shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. Volvo’s application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. In accordance with Volvo’s previous accounting principles, all costs for the development of new products, production and information systems were expensed on a current basis. Operating income from continuing operations in accordance with Swedish GAAP in 2001 and 2002 included positive impact of SEK 2,038 million and SEK 1,357 million respectively, relating to, capitalization and amortization of development costs in accordance with RR15. In accordance with RR16 Provisions, Contingent Liabilities and Contingent Assets, a provision for committed restructuring measures is reported first when a detailed plan for the implementation of the measures is complete and when this plan is communicated to those who are affected. In accordance with Volvo’s previous accounting principles, a provision for restructuring measures was reported in connection with the measures being decided by the company’s management. See Notes 1 and 33 to the Consolidated Financial Statements.
  Operating income from continuing operations in 1998 includes a charge of SEK 1,650 million pertaining to approved restructuring aimed at adapting the industrial structure and the distribution and market organizations. Approximately SEK 1,000 million of the total amount is attributable to contractual pensions and excess personnel, approximately SEK 500 million to writedowns of assets, SEK 348 million in capital gain on the sale of Trucks’ rear-axle plant in Lindesberg and the remainder, approximately SEK 500 million, to other restructuring costs. Trucks accounted for SEK 46 million of the costs, Buses SEK 422 million, Construction Equipment SEK 910 million, Marine and Industrial Engines SEK 158 million and other operations for SEK 114 million. For U.S. GAAP purposes, expenses for restructuring activities have not been charged to income in 1998 unless plan details are sufficiently specific for the restructuring and exit costs to qualify for accrual as of the end of the reporting period.

  Operating income from continuing operations in 1998 included a gain of SEK 4,452 million on the sale of the remaining shareholding in Pharmacia & Upjohn Inc.
  AB Volvo completed the sale of Volvo Cars to Ford on March 31, 1999. AB Volvo began accounting for Volvo Cars as a discontinued operation beginning on January 1, 1999. Income from discontinued operations in 1999 pertained to a capital gain after tax of SEK 26,726 million on the sale of Volvo Cars to Ford. For U.S. GAAP purposes, the gain amounted to SEK 26,115 million. The difference was mainly attributable to historical differences between Swedish and U.S. GAAP that resulted in a higher value of the net assets divested.
  Operating income from continuing operations in 2000 includes SEK 610 million pertaining to realized gains on the remaining securities portfolio in Volvia and SEK 683 million in surplus funds from the SPP insurance company. Operating income from discontinued operations in 2000, of SEK 520 million included a favorable adjustment of the gain from the sale of Volvo Cars.
  Effective January 2, 2001, AB Volvo acquired Renault’s truck operations, Renault V.I. and Mack Trucks. Under the terms of the acquisition, AB Volvo acquired all outstanding shares of Renault V.I. and Mack Trucks in exchange for 15% of the shares in AB Volvo.

  Operating income from continuing operations in 2001 included restructuring costs amounting to SEK 3,862 million of which SEK 3,106 million is for Trucks, SEK 392 million for Buses and SEK 364 million for Construction Equipment. Restructuring costs in Trucks included costs for the integration of Mack Trucks and Renault V.I. in order to secure coordination gains made possible through the acquisition. The integration measures included reduction of the North American production capacity through a decision to close Mack's Winnsboro plant and transfer of production to Volvo's New River Valley plant. Integration measures further included restructuring of the global distribution system and production structure. In addition to the integration measures, restructuring costs in Trucks included significant personnel reductions due to the prevailing business conditions, especially in North America. Restructuring costs in Buses were attributable to the shut down of Nova Bus' plant for city buses in Roswell, United States. In Construction Equipment, restructuring measures pertained to the close down of fabrication in the plant in Asheville, United States, and to an overall redundancy program.

  Amounts previously reported as net income and shareholders’ equity in accordance with U.S. GAAP have been restated in the consolidated financial statements included in this document. Net loss previously reported for the year ended December 31, 2001 was SEK 3,981 million. Net loss reported in the consolidated financial statements for the year ended December 31, 2001 is SEK 4,320 million. Shareholders’ equity previously reported for the year ended December 31, 2001 was SEK 81,630 million. Shareholders’ equity reported in the consolidated financial statements for the year ended December 31, 2001 is SEK 81,291 million. The decrease in net income and shareholders’ equity relates to an error in calculating the basis adjustment to hedged items in fair value hedges.
  Net income (loss) in 2002 in accordance with U.S. GAAP included value adjustments amounting to SEK 9,683 million pertaining to Volvo’s shareholdings in Scania AB, Deutz AB and Henlys Group Plc. If a security’s quoted market price has been below the carrying value for an extended period of time, U.S. GAAP include a presumption that the decline is other than temporary. Under such circumstances, U.S. GAAP require that a value adjustment must be recorded in net income with a corresponding credit to Other comprehensive income. In accordance with Swedish accounting principles, no value adjustments were made since the fair value of the investments in Scania AB, Deutz AB and Henlys Group Plc. were considered to be higher than the quoted market price of these investments.
  Translated for convenience at US$ 1 = SEK 8.1700 the Noon Buying Rate on April 30, 2003.
  Net income (loss) per share is calculated as net income divided by the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during 2002 was 419,444,842.
  Cash dividends are those declared out of the unrestricted equity of the parent company as recommended by the Board of Directors and approved by the Annual General Meeting of Shareholders held in the spring of the following year.
  During 2000 AB Volvo repurchased 10 percent of its outstanding shares – 13,860,494 Class A shares and 30,291,594 Class B shares. The transaction was carried out through an offer to repurchase shares held by Volvo shareholders and, to a minor extent, through additional purchases in the open market. Following the repurchase transactions, 397,368,797 Volvo shares were outstanding at December 31, 2000, and the weighted average number of shares outstanding in 2000 was 421,683,857.

  On January 2, 2001, the 13,860,494 Class A shares and 30,291, 594 Class B shares that were repurchased during 2000 were transferred to Renault S.A. as partial payment for the shares of Renault V.I. and Mack Trucks. Subsequently during the beginning of 2001, AB Volvo repurchased an additional 10% of its outstanding shares - 13,860,494 Class A shares and 30,291,594 Class B shares of which 5% - 6,930,247 Class A shares and 15,145,797 Class B shares were transferred to Renault S.A. as final payment for the shares of Renault V.I. and Mack Trucks. Following these transactions, 419,444,842 Volvo shares were outstanding at December 31, 2001, and the weighted average number of shares outstanding in 2001 was 422,429,364.

  The weighted average number of shares outstanding during 2002 was 419,444,842.
  U.S. GAAP basic and diluted net income (loss) per share is calculated as net income (loss) determined in accordance with U.S. GAAP divided by the weighted average number of shares outstanding during the year. No diluting securities have been outstanding during the period.

Dividends
AB Volvo has paid annual cash dividends on its A and B Shares each year since 1935. Under Swedish company law, a dividend may be paid from funds available for dividends if recommended by the Board of Directors and approved by the Annual General Meeting of Shareholders. No interim dividend may be paid in respect of a financial period as to which audited financial statements have not been adopted by the Annual General Meeting of Shareholders. Consequently, AB Volvo pays only a yearly dividend, generally in the month of April subsequent to the year to which the dividend relates.

The following table sets forth the cash dividends per share in kronor, and the dollar equivalents, paid in respect of each of the five years ended December 31, 2002:

Year	Dividend Paid per Share
	(SEK)	(US$1)
1998………………………………………………………	6.00	0.72
1999………………………………………………………	7.00	0.77
2000………………………………………………………	8.00	0.78
2001………………………………………………………	8.00	0.79
2002………………………………………………………	8.00	0.95

1 Translated into dollars at the Noon Buying Rate on the dividend payment date.

Dividends received by United States holders of American Depositary Shares or B Shares are subject to Swedish withholding taxes. See "Item 10. Additional Information – 10.E Taxation".

The share capital of the parent company is divided into two classes: A and B shares. Both classes have the same rights except that each A share carries one voting right and each B share carries one-tenth of a voting right.

Exchange Rates
Fluctuations in the exchange rate between the krona and the dollar will affect the dollar equivalent of the krona price of the B Shares traded on the Stockholm Stock Exchange and, as a result, should affect the price of the American Depositary Shares in the United States. Such fluctuations will also affect the dollar amounts received by holders of American Depositary Shares on conversion by the depositary of cash dividends paid in kronor on the B Shares represented by the American Depositary Shares.

Since a substantial portion of the Company’s sales are sales outside Sweden (88% in 2000, 93% in 2001 and 93% in 2002), earnings may be materially affected by movements in the exchange rate between the krona and the currencies in which such sales are invoiced. See " Item 5. Operating and Financial Review and Prospects – 5.A Operating Results – General Impact of Currency Fluctuations."

The following table sets forth certain information with respect to the Noon Buying Rate of dollars in terms of kronor for the years shown:

Year	Average[1]	High	Low	Period-End
1998…………………………………………….	7.9658	8.3350	7.5800	8.1030
1999…………………………………………….	8.3007	8.6500	7.7060	8.5050
2000…………………………………………….	9.2251	10.3600	8.3530	9.4440
2001…………………………………………….	10.4328	11.0270	9.4890	10.4571
2002…………………………………………….	9.6571	10.7290	8.6950	8.6950
October 2002 …………………………………..		9.3850	9.1885
November 2002 ………………………………..		9.1690	8.9708
December 2002 …………………………………		9.0750	8.6950
January 2003 ……………………………………		8.7920	8.4750
February 2003 ………………………………….		8.5650	8.4100
March 2003 ……………………………………..		8.7030	8.3650
April 2003 ………………………………………		8.6425	8.1700

1 The average of the Noon Buying Rates on the last day of each month during the year.

The noon buying rate on May 22, 2003 was 7.8285.

Credit ratings
In March 2003, Standard & Poor's International Ratings confirmed its A2 rating of Volvo's short term borrowings. Moody's Investors Service is reviewing Volvo’s unsolicited long term rating (A3). The short term rating of P-2 is confirmed. Dominion Bond Rating Services (DBRS) confirmed its R-1 (low) rating with a stable outlook for Volvos short-term borrowings in the Canadian market, in January 2003. The unsolicited long term rating of A (low) was confirmed with a negative trend. In April 2002, Rating and Investment Information, Inc. assigned A as Volvo’s long-term rating, for borrowing in the Japanese market. Volvo Treasury AB is assigned a K-1 rating by Standard & Poor's for short-term borrowing in Sweden. Fitch Ratings Ltd assigned an unsolicited short term F2 rating on Volvo in November 2002.

Inflation
The effects of inflation on the Group’s operations have not been significant in recent years.

3.B. Capitalization and Indebtedness
Not applicable.

3.C Reasons for the offer and use of proceeds.
Not applicable.

3.D Risk factors

The commercial vehicles industry is cyclical. The markets in which Volvo competes have been subject to considerable volatility in demand corresponding to cycles in the overall business and economic environment in general and in the industrial sector, in particular. The rate of infrastructure spending, construction and mining, and housing starts affects the Group’s operations as its products are an important part of these activities. Economic development in Europe and North America is particularly important to Volvo because a significant part of the Group’s revenues are derived from sales in these markets. In Europe, Volvo’s largest commercial market in terms of sales, the market for commercial vehicles declined further in 2002. In North America, our second-largest market, there was a continuing decline in demand for commercial vehicles in 2002 as a result of a general weakening in business conditions. There can be no assurance as to the future performance of the commercial vehicles industry or the timing or severity of changes in economic conditions affecting the commercial vehicles industry. See "Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results."

Competition is intense among manufacturers of commercial vehicles and engines with a focus on reliability, fuel economy, quality and pricing. Continued consolidation in the industry, including DaimlerChrysler’s acquisition of American truck producer Western Star and American engine manufacturer Detroit Diesel; German heavy truck manufacturer MAN’s acquisition of British truck producer ERF and Polish truck company Star; and Volvo’s acquisition of Mack and Renault V.I., should create fewer but stronger competitors. Volvo’s products face substantial competition from commercial vehicles and engines provided by these and other manufacturers, and such competition may have a significant impact on the prices Volvo receives for its products and on the Group’s future sales volume. Our major competitors are DaimlerChrysler, Paccar, Navistar, MAN, Scania, Caterpillar and Komatsu. There can be no assurance that Volvo will be able to compete successfully in the future. See "Item 4. Information on the Company — 4.B. Business Overview."

Prices for commercial vehicles can be volatile. Prices for commercial vehicles in certain markets have, at times, experienced sharp changes over short periods of time. This volatility is caused by many factors, including short-term fluctuations in demand, shortages of certain supplies, volatility in underlying economic conditions, changes in import regulations, excess inventory and increased competition. There can be no assurance that such price volatility will not continue or that price volatility will not begin in markets which to date have not experienced such volatility. Overcapacities within the industry will likely increase if there is an economic downturn in Volvo’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in certain markets could adversely affect the Group’s results of operations in a particular period.

Volvo is sometimes subject to production capacity constraints. The cyclicality of demand for Volvo’s products has at times resulted, and may in the future result, in temporary constraints upon Volvo’s ability to produce the quantities necessary to fulfill orders in a timely manner. A prolonged delay in Volvo’s ability to fulfill orders on a timely basis at a time when Volvo’s competitors are not experiencing the same difficulty could adversely affect Volvo’s market share in certain markets.

Volvo relies on suppliers for the provision of certain raw materials and components. Volvo purchases raw materials, parts and components from numerous outside suppliers, but relies upon some suppliers for a substantial number of components for its commercial products. A majority of the Group’s requirements for raw materials and supplies is filled by single-source suppliers.

The impact of an interruption in supply will vary by commodity. Some parts are generic to the industry while others are of a proprietary design requiring unique tooling, which would require time to recreate. While Volvo believes that it has adequate assurances of continued supply, the inability of a supplier to deliver could have an adverse effect on production at certain of Volvo’s manufacturing locations.

The Group’s operations are exposed to currency fluctuations. In 2000, 2001 and 2002, approximately 90% of Volvo’s sales were to countries other than Sweden. Changes in exchange rates have a direct effect on Volvo’s results of operations, balance sheet and cash flow and an indirect effect on Volvo’s competitiveness, which will over time affect the Group’s results. Volvo’s income statement is affected primarily by the translation of revenue and expenses in foreign currencies, and its balance sheet is affected primarily by the translation of net assets of foreign subsidiaries into Swedish kronor at rates different from those used to translate earlier figures. In addition, currency movements may affect Volvo’s pricing of products sold and materials purchased in foreign currencies as well as those of its competitors, which may be affected differently by such movements. Since Volvo has substantial manufacturing operations in Sweden and generates a substantial portion of its revenues in currencies other than the Swedish krona, Volvo’s results of operations would be adversely affected by an appreciation of the Swedish krona against other currencies. There can be no assurance that exchange rate fluctuations will not adversely affect the Group’s results of operations, cash flow, financial condition or relative price competitiveness in the future.

Volvo uses hedging instruments in order to reduce the effects of currency fluctuations and interest rate risk. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements. While providing protection from certain fluctuations in currency exchange and interest rates, by utilizing such hedging instruments Volvo potentially foregoes benefits that might result from other fluctuations in currency exchange and interest rates. Volvo has entered into, and expects to continue to enter into, such hedging arrangements with counterparties that will be selected and approved primarily on the basis of general creditworthiness. However, any default by such counterparties might have an adverse effect on Volvo. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Volvo’s profitability is dependent upon the successful introduction of new products. Volvo’s long-term profitability depends upon its ability to introduce and market its new products successfully. Product life cycles continue to shorten which puts increased focus on the success of Volvo’s product development. It is crucial to meet and exceed customer demand in order to be able to strengthen the Group’s position in its established markets and to be able to expand into additional markets and/or product segments. As both Volvo and its competitors either have recently introduced or plan to introduce new products or refined versions of existing products, Volvo cannot predict the market shares its new products will achieve. An inability by Volvo to introduce new innovating products in a timely fashion or to meet customer demand would have an adverse effect on the Group’s results of operations.

The commercial vehicles industry is subject to extensive government regulation. Regulations regarding emission levels, noise, safety and levels of pollutants from production plants and products are extensive within the industry. These regulations are subject to change, often making them more restrictive. The costs to comply with these regulations can be significant to the Group’s operations.

Volvo is reliant on the protection and preservation of its intellectual property. Volvo products are sold primarily under the marks "Volvo", "Volvo Penta", "Renault" and "Mack". Volvo owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Volvo’s business and may continue to be of value in the future. Volvo does not regard any of its businesses as being dependent upon any single patent or group of patents. However, an inability to protect this intellectual property would have an adverse effect on Group operations.

Volvo’s Financial Services business area conducts business under highly competitive conditions in an industry with inherent risks. Financing for users of Volvo’s products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. Financial Services emphasizes prompt and responsive service to meet customer requirements and offers various financing plans designed to increase the opportunity for sales of its products and to generate financing income for the Group. The financial services offered involve risks relating to residual value, credit risk and cost of capital. Competition for customers and/or these risks may affect the Group’s results of operations in the future.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of Company
AB Volvo is an international transport equipment group with a worldwide marketing organization and production. AB Volvo, which was incorporated in 1915 under the laws of Sweden, started production of cars in 1927 and of trucks in 1928. Historically Volvo has operated in two main areas: cars and vehicles for commercial use. The latter includes trucks, buses, construction equipment and marine and industrial engines. Operations also include production and maintenance of aircraft engines. In March 1999, Volvo sold Volvo Cars to Ford Motor Company. As a result of this sale, Volvo is today focused entirely on the commercial transport products segment. Through the acquisition of Mack Trucks Inc. and Renault V.I. in 2001, the Volvo Group strengthened its position as a producer of heavy trucks.

Headquartered in Göteborg, Sweden, the Volvo Group had 71,156 employees at December 31, 2002. With 52% of sales in Western Europe, 4% in Eastern Europe, 29% in North America, 3% in South America and 7% in Asia, the Group operates in an international environment with production and assembly carried out on six continents. Its shares are traded on stock exchanges in Stockholm, London, Frankfurt am Main, Düsseldorf, Hamburg, Brussels, and in the United States its American Depositary Shares are traded on the Nasdaq National Market ("NASDAQ").

Volvo’s brand name is strongly identified with quality, safety and concern for the environment. The Group’s position in the fields of vehicle safety and quality is being consolidated through continuing improvements and technical innovations. In the environmental area, Volvo is intensifying its efforts to reduce the negative impact on the environment throughout the entire life cycle of its products.

AB Volvo is domiciled in Göteborg, Sweden. The address and telephone number of AB Volvo is S-405 08, Göteborg, Sweden, +46 31 660000.

Significant events in 2002

Two years of integration. Since Volvo’s acquisition of Mack and Renault Trucks in 2001, a competitive structure has been put in place, purchasing gains are being realized and the plans for a consolidated engine program are finalized. We have also established plans for shared vehicle architecture and defined the strategy for our brands. The customer service network is being strengthened by the on-going dealer optimization in North America and by enhanced financial services. All in all, the synergies that we aimed for have been achieved.

AB Volvo celebrated its 75th anniversary. On April 14, 2002 Volvo celebrated its 75th anniversary. On that day 75 years ago, the first series- manufactured Volvo car rolled off the production line on the island of Hisingen in Göteborg. Since then Volvo has developed from a small local industry to one of the world's leading manufacturers of heavy trucks, buses, construction equipment, marine engines and aerospace components, with more than 70,000 employees worldwide and a presence in over 125 countries.

Volvo CE establishes production facility in China. Volvo Construction Equipment (Volvo CE) has decided to establish a production facility, for the manufacture of construction equipment in Shanghai, China. The new facility is scheduled to start operations in spring 2003 and will initially be used for the assembly of crawler excavators.

Volvo Penta introduced telematics. During the third quarter, Volvo Penta launched the first ever telematic solution for the boating industry. This satellite-based communications network improves security, safety and thereby enhances the enjoyment onboard regardless of the size of boat.  When installed onboard, the system connects the boat and its crew to Volvo Action Service, which allows communications with mainland.

Production start at Volvo CE’s new factory in Poland. On September 13 Volvo CE opened its new factory in Poland. The facility is located in the same plant as Volvo's bus production in Wroclaw and serves as a global center for production of the new backhoe loader launched earlier in 2002.

Volvo and Mack received engine approvals from the US Environmental Protection Agency (EPA). On September 30 Volvo received a conditional approval from the EPA in the US to manufacture and sell trucks with its EPA02-compliant VED12 diesel engine after October 1, 2002. Mack's ASET Highway (C-EGR) engine family was certified the EPA02 standard by EPA in July and Mack's ASET Vocational (I-EGR) engine family received conditional EPA02 certification in September.

Renault Trucks in engine cooperation with Dong Feng Motors in China. Renault Trucks concluded an agreement covering technology transfer pertaining to truck engines with the Chinese truck manufacturer Dong Feng Motors. The agreement is intended to provide Dong Feng Motors the possibility of equipping its trucks with Renault engines.

Industrial changes in the North American truck operations. The production of Mack highway trucks in Winnsboro, South Carolina, was transferred to the Volvo plant in New River Valley, Virginia during the fourth quarter of 2002. The Winnsboro plant was closed in November and the first Mack production vehicle came off the line at the Virginia facility on December 16. The new-generation Volvo VN went into production during the fourth quarter. The New River Valley plant is now producing both Mack highway trucks and the new Volvo VN series.

Capital Expenditures

The following table sets forth the Group’s aggregate capital expenditures for property, plant and equipment, intangible assets and assets under operating leases, by principal business areas for each of the three years ended December 31:

	2000	2001	2002
	(In millions of SEK)
Capital expenditures
Trucks..……………………………………………………	3,175	5,725	4,546
Buses……………………………………………………...	364	324	229
Construction Equipment………………………………….	397	565	656
Volvo Penta ……………………….. …………………….	134	197	236
Volvo Aero………………………………………………..	614	681	494
Financial Services………………………………………...	302	405	370
Other and corporate capital expenditures…………………	444	390	282
Group total ………………………………………………	5,430	8,287	6,813

Assets under operating leases…………………………...	5,709	5,852	5,424

Investment projects emphasized plant and machinery for the production, design and development of commercial vehicles and machinery. The following table illustrates the geographic distribution of the capital expenditures:

	2000	2001	2002
	(In millions of SEK)
Sweden……………………………………………...	2,453	4,638	3,699
Europe (excluding Sweden)………………………...	985	1,946	1,600
North America………………………………………	1,538	1,370	1,080
Other countries……………………………………...	454	333	434
Group total ………………………………………...	5,430	8,287	6,813

Assets under operating leases……………………..	5,709	5,852	5,424

Capital expenditures for property, plant and equipment in 2002 amounted to SEK 4.8 billion (SEK 5.7 billion in 2001, SEK 4.9 billion in 2000). Capital expenditures in Trucks, which amounted to SEK 3.2 billion (SEK 4.1 billion in 2001, SEK 3.1 billion in 2000), were made in tools and equipment for the production of new truck models, new engines and increased engine production capacity. Investments were also made in dealer buildings and for increased capacity in the paintshop of Volvo Trucks North America. The level of capital expenditures in Buses amounted to SEK 0.1 billion (SEK 0.1 billion in 2001, SEK 0.4 billion in 2000), in Construction Equipment SEK 0.4 billion (SEK SEK 0.4 billion in 2001, SEK 0.4 billion in 2000) and in Volvo Aero SEK 0.2 billion (SEK 0.2 billion in 2001, SEK 0.2 billion in 2000). Capital expenditures in Volvo Penta increased to SEK 0.2 billion (SEK 0.1 billion in 2001, SEK 0.1 billion in 2000).

Capital expenditures for intangible assets, mainly product and software development, amounted to SEK 2.0 billion (SEK 2.6 billion in 2001, SEK 0.5 billion in 2000). The capital expenditures were distributed among Trucks SEK 1.3 billion (SEK 1.6 billion in 2001, SEK 0.0 billion in 2000), Buses SEK 0.1 billion (SEK 0.2 billion in 2001, SEK 0.0 billion in 2000), Construction Equipment SEK 0.2 billion (SEK 0.2 billion in 2001, SEK 0.0 billion in 2000) and Volvo Penta SEK 0.1 billion (SEK 0.1 billion in 2001, SEK 0.0 billion in 2000) and Volvo Aero SEK 0.3 billion (SEK 0.5 billion in 2001, SEK 0.4 billion in 2000). The increase of capital expenditures for intangible assets in 2001 was due to adoption of new accounting standards relating to capitalization of certain expenditures for product and software development. See further in Note 1 of the consolidated financial statements included in Item 18 of this document.

Capital expenditures for assets under operating leases amounted to SEK 5.4 billion (SEK 5.9 billion in 2001, SEK 5.7 billion in 2000), including SEK 5.1 billion in Financial Services (SEK 5.4 billion in 2001, SEK 5.7 billion in 2000). The capital expenditures pertained mainly to vehicles and machines subject to new operating lease contracts with external customers within Financial Services’ operations in North America and Western Europe.

Capital expenditures currently in progress are shown in "Item 5.B – Liquidity and Capital Resources".

4.B. Business Overview

General
Volvo’s operations in 2002 were concentrated in the commercial transport industry. The focus was on strengthening the Group’s position as one of the world’s leading manufacturers of trucks, buses, construction equipment and drive systems for marine and industrial applications. In its three largest business areas, Trucks, Buses and Construction Equipment, Volvo is among the leaders worldwide. These positions provide Volvo with the scale, global presence and competitive technology on which to build. In the aircraft engine field, Volvo has substantial resources for the maintenance of engines and the development of engine components.

The economic trend during 2002 was weak in the Volvo Group’s largest markets. The recession in North America persisted, while demand in Western Europe continued to decline and the South American economy took a sharp downturn. Despite the weak market trend, Group operating income improved, with Trucks, in particular, showing an increase. Renault Trucks captured market shares and Volvo Trucks' new series of FH, FM and VN trucks were well received. Exports to Eastern Europe and Asia increased sharply. Volvo Penta once again achieved strong earnings, and Buses reversed its downward trend.

On the negative side Volvo Aero’s sales decreased as a direct result of the crisis in the aviation industry. The airlines are grounding older aircraft that have a greater need for spare parts and service. This had a negative impact on Volvo Aero’s production of components and its service operations.

Volvo Construction Equipment also experienced a negative market development trend. Pressure on prices increased in the North American market, which declined for the fourth consecutive year. Combined with a sharp downturn in Central Europe, particularly in Germany, this gave rise to a difficult market situation for construction equipment.

In general, with certain important exceptions, the Group’s operations in 2002 were focused on adapting capacity to the low demand. Due to the Group’s strong positive cash flow, we were however, able to implement an aggressive product renewal program.

Commercial transport equipment market
The structural changes in the automotive and transportation industry have for years been driven by increased global competition, the deregulation of markets, harmonization of legal requirements and accelerating technical development. The trend among customer companies towards larger units distributed over greater geographical areas is also having a major impact on market conditions. As a result of the downturn in the world economy and political concern in the Middle East, the pressure from this underlying trend has been further intensified. Haulage companies using trucks are particularly sensitive to increases in oil prices, since the purchase of diesel fuel accounts for one third of their costs.

The structural changes are taking place at various levels, but largely with the common objective of streamlining operations, seeking synergies, gaining benefits of volume in production systems and, ultimately, reaching new customer groups. These changes are reflected clearly in the initiatives that have been taken between European, American and Asian vehicle and engine manufacturers in recent years. They include acquisitions, strategic alliances and other forms of cooperation. As a consequence of the strong pressure for change, this trend will continue in the future.

With the structural changes implemented by Volvo during the past five years, the Group has achieved favorable geographical coverage and large volumes of business in strategic components. Volvo, together with DaimlerChrysler and Caterpillar are the companies in the heavy-vehicle sector that have globalized operations to the greatest extent.

Strategy
During the past four years, extensive structural changes have been implemented within the Volvo Group with the aim of creating a stronger platform for profitable growth. Given the pressure for change in the market, strong positions and large volumes are becoming increasingly essential.

The Volvo Group has focused on concentrating resources, making strategically sound acquisitions, and growing organically while maintaining a strong cash flow. The objective is that by 2005 we will be one of the two leading companies in each of our business areas. Alternatively, the objective is to grow more rapidly than our competitors. The objective is also to be among the world leaders in terms of customer satisfaction and image as well as generating higher returns than the industry average.

The Group’s transformation has involved several stages. Samsung’s excavator operations in South Korea were acquired in 1998. With the sale of Volvo Cars in 1999, operations were concentrated on commercial products in selected segments. Mack and Renault Trucks were acquired in 2001. These measures have given the Group a stronger position in the construction equipment segment and significantly increased volumes in trucks and driveline components.

Today, the Volvo Group is the world’s second-largest manufacturer of heavy trucks and buses. In other business areas, Volvo is among the two to four largest producers. Volvo is the largest manufacturer in the world in the heavy-duty segment of the diesel engine market.

Thanks to an aggressive product-renewal program, target customer groups are offered world-leading products, which have helped to increase market shares.

At the same time, the customer offering has been broadened through financial services and other products and services that help customers develop their business operations and improve efficiency.

Summary of Group Businesses

Volvo Trucks. Volvo’s truck manufacturing operations started in 1928. Today, Volvo Trucks is the world’s second-largest producer of heavy trucks. Volvo specializes in heavy trucks and in 2002 vehicles of more than 16 tons accounted for 90% of total production. Volvo Trucks’ products are marketed in more than 130 countries, with most sales in Western Europe and North and South America.

Renault Trucks. Renault Trucks is one of the largest European manufacturers of commercial vehicles, with its origins in the Renault automobile company that was founded in 1898, and also in Berliet, another manufacturer founded in 1895. With a product program that includes all types of commercial vehicles, ranging from light trucks for urban distribution services to special vehicles and heavy trucks for long-haul operations, Renault aims to meet the specific requirements for all types of road transports.

Mack Trucks. Mack is one of the largest manufacturers of heavy trucks in North America. Mack was founded in 1900, and focused on commercial vehicles from the start. Today, Mack is one of the strongest heavy-truck brands and the leader in the vocational segment of the North American market. The product program includes heavy and medium-duty trucks, sold and serviced in more than 45 countries worldwide.

Buses. Volvo is the world’s second largest bus manufacturer, with a complete range of heavy buses to meet demanding customer requirements for passenger transport solutions. The product range includes complete buses and coaches as well as chassis combined with a comprehensive range of services. Volvo Buses also offers intelligent transport systems in cooperation with Volvo Mobility Systems. Volvo’s bus operation has a global presence, with production in Europe, North and South America and Asia.

Construction Equipment. Volvo provides construction equipment – excavators, wheel loaders, articulated haulers, motor graders, backhoe loaders, skid steer loaders and compact excavators and wheel loaders – to customers in more than 200 countries. Production facilities are located in Europe, Asia, North America and South America. Service and spare parts distribution is offered world-wide. Distribution takes place mainly through independent dealers in parallel with a recently launched rental program.

Volvo Penta. Volvo Penta provides engines and complete power systems to customers who produce leisure boats, workboats, power-generating equipment and similar industrial applications. Volvo Penta operates worldwide and has one of the industry’s strongest brand names and the largest dealer networks with more than 5,000 dealers globally. The engine program comprises diesel and gasoline engines with power outputs of between 10 and 2,000 hp.

Volvo Aero. Well established and specialized in selected areas within the high-tech aerospace industry, Volvo Aero works in close cooperation with partners such as General Electric, Rolls-Royce and Pratt & Whitney. Volvo Aero develops and manufactures components for civil and military aircraft engines and space rockets, as well as land-based gas turbines. In the aftermarket Volvo Aero is a leading independent provider of customer tailored service solutions, based on engine maintenance, asset management, sales and leasing of aircraft engines, engine parts and aircraft components.

Financial Services. Volvo Financial Services (VFS) develops and coordinates Volvo's operations within customer financing, insurance, treasury, real estate and related services. It is focused exclusively on providing financial services to the Group's internal and external customers. Demand for its services has resulted in the increased diversification of its portfolio and product offerings. Financial solutions created by VFS are designed to enhance the long-term competitiveness of the Volvo Group and its dealers.

Trucks

The total market. The total world market for heavy trucks (trucks with a gross vehicle weight of more than 15 tons in North America, Class 8, and trucks over 16 tons in Europe) based on retail sales reached an all-time-high in 2002 of 880,000 trucks (785,000 in 2001). The increase was due to a substantially higher demand in China where the demand amounted to 110,000 units. The total market for heavy trucks in Western Europe declined by approximately 11% to 214,000 units in 2002. The decline was mainly due to lower demand in Germany, France and Great Britain.

In North America total deliveries of heavy trucks, class 8, amounted to 180,000 vehicles, an increase of 5% compared with 2001. This was mainly due to a peak demand during the middle of the year related to prebuys prior to new US emission regulations.

Business environment. The acquisitions in 2001 of Mack Trucks Inc. and Renault V.I. were part of the restructuring that has been under way in the transport industry for a long time. In 1965 there were 40 independent manufacturers of heavy trucks in the world; today, there are fewer than ten. Deregulation and increased globalization have created very tough competition that is driving the trend toward fewer and larger transport companies with increasingly streamlined operations. As a result, demands on truck manufacturers are also growing. Large development resources and rational production are required in order to meet customers' needs in a cost-effective way.

In 2002, Trucks accounted for 67% of Volvo’s sales.

Volvo Trucks. During 2002 the new series of long haulage trucks - the Volvo FH - and the regional distribution and construction trucks - the Volvo FM - were launched on the markets. The new models are equipped with new engines, new gear systems and a completely new driver environment.

In August 2002, the new Volvo VN trucks were introduced. The Volvo VN is based on the same platform as the Volvo FH and FM trucks, designed for long-haul transports, and manufactured and marketed in North America. The Volvo NH is another heavy-duty truck based on the same platform, the NH is developed for the South American market. The Volvo FL is a medium-heavy truck for local transports.

Volvo Trucks' products are marketed in more than 130 countries. The greater part of the sales takes place in Western Europe and in North and South America. In 2002 Volvo Trucks had 14.1% of the market for heavy trucks (greater than 16 tons) in Western Europe, and 7.5% of the market for heavy trucks (greater than 15 tons) in the US.

Volvo Trucks has an extensive network of dealers and service centers in both Europe and North America. To further improve its customers' ability to conduct competitive operations, Volvo Trucks offers a range of services. Dynafleet, Volvo's information-technology-based transport information system, constitutes a growing percentage of Volvo Trucks' business.

Renault Trucks. In 2002 Renault Trucks introduced a fully automated transmission, the Optidriver, for the Magnum and Premium ranges. The vehicle management system, Infomax, was awarded the Siemens Prize for innovation.

In 2002, Renault Trucks had 13.2% of the European market for heavy (greater than 16 tons) trucks, and 11.0% of the market for medium-heavy trucks.

Renault Midlum, which was launched in 2000, is a truck for medium-heavy transports that was designed specifically for city traffic. The Renault Mascott, a light truck, was introduced a year earlier.

The heavy-duty segment (greater than 16 tons) includes the new Renault Magnum that was introduced in 2001. It is designed for long-haul transports. The Renault Premium is a truck designed for use in both regional transports and long-haul service. The Renault Kerax, the third heavy-duty truck model, is a truck designed for short construction and service transports.

Renault Trucks has a strong international presence, with 2,000 dealers and service centers throughout the world, of which 1,350 are located in Europe. Aftersales services are provided in more than 80 countries.

Mack Trucks. In 2002, Mack Trucks had a market share of 13.4% in the Class 8 segment in the US.

In the US, Mack is the leader in the vocational segment, its Granite series of heavy trucks is intended for construction and vocational applications. Mack Freedom is a medium-weight distribution truck.  In the highway-vehicle segment, the Mack Vision tractor is designed for use in demanding long-haul assignments, while the Mack CH model fills the need for a product that can handle heavy regional-distribution loads. A clear majority of Mack vehicles employ drivelines manufactured in-house – a unique feature in the North American truck industry.

Mack trucks are sold and serviced in more than 45 countries.

Strategic development. The strategy in year 2003 is to continue the successful integration of the truck operations within Volvo, Renault and Mack, and to further build on the brand identities and product programs of the three already strong brand names.

Products. The customer offering is based on an adequate vehicle specification for every customer's needs. Volvo Truck operation has a broad range of truck specifications for all kinds of transport needs, from city distribution to construction work and long-distance transports. More than 90 % of the trucks branded Volvo are sold in the heavy truck segment (above 16 tons), where all models are based on the company's global modular platform. The use of a common platform ensures product quality, parts availability and service, all contributing to higher vehicle uptime.

Customers are also offered an extensive range of support services. For example, financial services include many different kinds of leasing solutions, often in combination with service and insurance agreements. One common type of leasing contract gives the customer a fixed price per kilometer, apart from fuel and driver costs.

Transport planning equipment such as Dynafleet 2.0, developed by Volvo Trucks, represents a growing business. Based on information technology and wireless communication, Dynafleet 2.0 gives transport companies increased possibilities to coordinate a number of vehicles, optimize loading capacity and monitor vehicle efficiency, resulting in higher utilization of the vehicles.

In 2002, Volvo Trucks concluded a comprehensive product renewal of its heavy-duty range. It started with the introduction of the new Volvo FH and Volvo FM trucks in Europe, Asia and other markets, and continued with the introduction of the Volvo VN in North America. The Volvo FH, FM and VN trucks are all based on a common global modular platform. The new trucks are offered with new engines that comply with new and stricter emission regulations, new chassies and new transmissions delivering a competitive fuel economy.

In 2002, Renault Trucks launched the Optidriver, a fully automated gearbox with its own software for the Renault Magnum and Premium ranges. The vehicle management system "Infomax," which was awarded the Siemens Prize for Innovation, is available in all of Renault Trucks' ranges except Light Commercials. The "Driving Monitoring System," available on the heavy ranges, helps the driver select the best gear, taking various vehicle data into account.

Mack Trucks showed its new generation of vehicles for the construction market, the Granite series, at the CONEXPO-CON/AGG® 2002 show in Las Vegas. The Mack Granite series of trucks combines technological advancements, operator-friendly features and attention to weight efficiency with the strength and dependability expected of a Mack truck. The trucking industry's leading suppliers worked closely with Mack engineers to outfit the Granite with advanced technology, durability and comfort.

Production. The following table sets forth, by series, the number of trucks produced by Volvo during each of the years 1998 through 2002 and the numbers of trucks produced by Mack and Renault during the years 2001 and 2002.

Number of trucks produced	1998	1999	2000	2001	2002
Volvo FL -series ……………………...	8,780	7,040	7,890	6,690	5,640
Volvo FL7, 10, and 12-series and FM7, 10, and 12-series………………	9,350	13,090	15,310	14,580	15,300
Volvo FH-series………………………	30,610	25,880	32,720	28,920	31,880
Volvo NL and NH-series…………….	5,490	3,210	2,690	2,400	1,490
Volvo VN Series and VHD[1]………...	30,540	35,440	23,400	12,860	14,300
Total…………………………………….	84,770	84,660	82,010	65,450	68,610
Mack CH………………………………..				7,298	7,540
Mack CL………………………………...				984	288
Mack Vision…………………………….				2,122	2,523
Mack Granite…………………………...				1,099	4,592
Mack DM…………………………….…				703	528
Mack DMM…………………………….				111	47
Mack LE………………………….……..				1,393	1,084
Mack MR………………………………..				3,015	1,668
Mack RB……………………………..….				488	103
Mack RD………………………………..				4,532	2,298
Mack RD8……………………….……...				86	35
Total………………………………….….				21,831	20,706
Renault Mascott……………...………...				11,528	11,446
Renault Kerax…………………………..				7,967	7,677
Renault Midlum………………...……...				12,764	12,545
Renault Premium……………………….				17,918	16,150
Renault Magnum……………………….				7,027	7,848
Total…………………………………….				57,204	55,666
Total Volvo, Mack and Renault….…..				144,485	144,982

1 Includes other truck models produced in the United States

Production and capacity. Production of trucks in 2002 amounted to 68,610 Volvo trucks (65,450), 55,666 Renault trucks (57,204) and 20,706 Mack trucks (21,831). In Europe, production of the new Volvo FH and Volvo FM models commenced during the spring, and in the US the new Volvo VN went into production during the autumn of 2002.

The production capacity in North America was reduced significantly in 2001 and 2002, mainly as a result of the closure of Mack's Winnsboro plant and also as a result of a large number of down-days at Mack's and Volvo Trucks’ plants in North America.

Investments were kept at a low level in 2002.

Markets and Sales. In 2002, Trucks accounted for 67% of Volvo’s sales. Volvo’s truck operations’ sales by principal geographic market area and operating income for the years 1998 through 2002 are set forth in the following table:

	1998	1999	2000	2001*	2002*
	(In millions of SEK)
Western Europe…………………..	27,837	30,006	30,415	60,841	61,406
Eastern Europe……………………	3,089	2,265	3,158	5,526	6,424
North America……………………	17,659	22,303	17,048	33,630	33,721
South America……………………	3,777	2,190	3,111	3,993	3,277
Asia………………………………..	2,047	2,010	3,432	4,659	5,919
Other markets…………………….	1,267	1,492	1,911	7,919	8,005
Total sales…………………………	55,676	60,266	59,075	116,568	118,752
Operating income………………...	2,769	3,247	1,414	(2,066)	1,189

* Includes Mack Trucks and Renault V.I.

Total deliveries for Volvo’s truck operations amounted to 157,133 vehicles during 2002, an increase of 1% compared with 2001.

In Europe, deliveries from Volvo and Renault Trucks amounted to 96,289 trucks in 2002, down 2%. In North America, Mack and Volvo delivered a total of 36,515 vehicles, an increase of 5% compared with a year earlier. Total deliveries of Mack and Volvo trucks in South America were down 7% to 5,358 vehicles.

Buses

The total market. The overall market for heavy buses continued to decline during 2002. The European market for Volvo Buses declined by more than 15% during 2002. Declines were posted in Germany, France and Spain. Demand in United Kingdom remained low, while the Nordic region showed a positive trend. The coach market in North America deteriorated further. The South American market remained weak. Asia posted some growth.

General. As of December 31, 2002, Volvo was the second-largest manufacturer, by volume, of heavy buses and bus chassis (with a total weight above 12 tons) in the world. Volvo Buses' product line comprises complete buses, bus chassis and bodies for various applications such as city, intercity buses and coaches as well as related services. Priority is given to transport economy, reliability and environmental characteristics in the development of products of Volvo Buses. Buses’ customers are primarily bus operators with vehicle fleets varying from a single bus up to as many as 20,000 buses.

In 2002, Buses accounted for 8% of Volvo’s sales.

Strategic development. To cope with the developments in the industry and the market, the process of optimizing existing strengths and building for the future continues. Internal productivity and management programs are being introduced. Cash flow management is a priority. Product development is focused on enhanced environmental performance of the buses.

Business environment. Within the OECD (Organisation for Economic Co-operation and Development), deregulation and privatization have altered the operating conditions for many operators. New competitors are penetrating previously restricted areas, and competition between companies is increasing. There is a move towards fewer and larger operators who impose high demands cost control and better potential for focusing on their core operations. Bus markets in Europe are in a state of recession, which results in increased competition in other markets.

In North America, demand in the coach market is still at a very low level, although offset by a favorable situation in Mexico. Areas like Far East and China report a considerable growth. In terms of competitors, a further trend towards consolidation among the bus industry is prevailing.

Products. The product range includes complete buses and coaches as well as chassis combined with a comprehensive range of services. Volvo Buses also offers intelligent transport systems in cooperation with Volvo Mobility Systems. In the new Volvo Bus product program, the TX platform has been extended with new low entry and articulated versions. The universal B7R platform has been extended with a low entry version. The TX and B7R platforms have now been introduced in the production plants in Mexico and China.

Volvo Buses has acquired a large number of new products as a result of the acquisitions in North America. These products are being marketed under their own brand names of Nova BUS, Prévost and MASA.

Production. The following table sets forth the number of buses and bus chassis produced by Volvo during each of the years 1998 through 2002:

Company	Location	1998	1999	2000	2001	2002
Volvo Bus Corporation	Sweden	4,707	4,745	4,975	5,405	5,968
Volvo Truck & Bus	UK	1,319	971	381	0	0
Volvo do Brasil	Brazil	1,586	782	1,169	964	691
Prévost Car Inc.	Canada	978	996	1,018	518	544
Nova Bus Corporation	Canada	1,163	1,201	1,176	807	762
MASA	Mexico	453	1,293	1,791	1,847	1,117
Volvo Poland	Poland	-	-	722	756	650
Volvo Peru	Peru	21	66	12	24	0
Proportional method Nova/Prevost [1]		-	-	-	(154)	(657)
Total buses and bus chassis [2]		10,227	10,054	11,244	10,167	9,063

1 From October 2001, Nova/Prévost was consolidated using the proportional method, reflecting a reduction in Volvo’s ownership in those entities.

2 Includes Nova BUS and Volvo Bus de Mexico from April 1, 1998 and October 1, 1998, respectively.

Production and capacity. During 2002 Volvo produced 9,113 (10,167) buses and bus chassis, of which 35% were complete buses. The degree of utilization in the production system in Europe and North America was affected by the downturn in the market. Throughout 2002, Volvo has gradually taken measures to adapt its cost structure to the prevailing order situation. Major reductions in the workforce were made successively both in Europe and in North America. Volvo closed down its Nova BUS operations in Roswell, US during 2002.

The TX-platform provides Volvo with one of the most modern product ranges in the bus industry including complete buses and chassis for city and intercity traffic as well as coaches, which meets customer and environmental demands as well as internal requirements for production efficiency.

Markets and Sales. Sales by Volvo Buses by principal geographic market area and operating income for the years 1998 through 2002 are set forth in the following table:

	1998	1999	2000	2001	2002
	(In millions of SEK)
Western Europe…………………..	5,528	5,735	6,767	6,263	6,695
Eastern Europe…………………	366	226	182	373	409
North America……………………	5,574	6,871	7,723	6,847	3,838
South America……………………	910	469	732	757	366
Asia………………………………..	1,519	943	1,269	1,839	2,022
Other markets…………………….	389	469	514	596	705
Total sales………………………..	14,286	14,713	17,187	16,675	14,035
Operating income (loss)………	(37)	224	440	(916)	(94)

The deliveries of buses from Volvo amounted to 9,059 (9,953) units during 2002, a 9% decrease from 2001. The decline was attributable mainly to lower volumes in Mexico and North America, which were offset to some extent by favorable volumes in China and the Nordic countries.

At the end of December 2002, the order book was 10% lower than in the preceding year.

Volvo CE

The total market. The world market for heavy construction equipment and compact equipment within Volvo CE's product range continued to decline by 3% during 2002. In North America the downturn was 12%. Europe was down 6% while other markets were up 7%.

The market for heavy construction equipment increased by about 3% in 2002, of which North America showed a decline of 7%, Europe approximately 10% and other markets up about 20%.

For compact equipment, the market fell about 8% during the year, of which Europe represented a decline of 5%, North America 17% and other markets a decline of 5%.

As a result of a flattening-out in demand and decreasing volumes there has been increasing price pressure throughout the industry.

General. Volvo CE has production facilities in Sweden, Germany, France, Poland, the US, Canada, Brazil and South Korea. Volvo CE’s products are sold and serviced through an extensive network of independent distributors and dealers worldwide, combined with Volvo CE’s own sales and marketing companies. Operations are focused on strong growth, both internally and through acquisitions. The objective is to broaden the range of products, continue to penetrate new markets outside Europe and North America and implement programs directed at important customer segments. Services such as financing, handling of used equipment and information technology support in the sales and distribution process are also being intensively developed.

In 2002, Construction Equipment accounted for 12% of Volvo’s sales.

Strategic development. Since it is anticipated that the market conditions will be also tough during 2003 tight cost control is of utmost importance. Volvo CE’s ambition is to increase the market shares and capitalize on the recently launched products and the extended product range. The rental initiative, CE Rents, will be further developed. China is anticipated to be important to the Volvo CE’s development since it is the fastest growing and one of the largest markets for crawler excavators. The ambition is also to continue with the dealer development program.

Business environment. Consolidation within the construction equipment industry started later than in the truck business but has picked up in recent years and this is expected to continue. Volvo has been part of this consolidation and will continue to play an active role when opportunities arise. In October 2002 Hitachi and Komatsu announced that they would standardize and share certain components. This move is the first part of a business deal made by the two companies in April 2002 outlining six areas of cooperation. The year 2002 also saw Terex continue its acquisition streak, this time strengthening its position in Europe by adding a major German machinery manufacturer and reorganizing itself into four separate units.

Products. The product range comprises Excavators, Wheel Loaders, Articulated Haulers, Motor Graders, Backhoe Loaders, Skid Steer Loaders and a range of compact Wheel Loaders and compact Excavators. The company also offers solutions for financing, leasing, sales of used equipment and has recently launched an initiative for the rental market, Volvo CE Rents. Volvo CE’s products are used in a number of applications such as general construction, road construction and maintenance, forestry, demolition, waste handling, mining and in the rental industry.

In 2002, Volvo CE launched its new B-series of crawler excavators and the new Volvo E-series of wheel loaders, followed in the spring by the new B-series of motor graders. Two new compact wheel loaders and an internally developed backhoe loader were launched during the third quarter. In the late autumn, production of the new skid steer loader began in Asheville, North Carolina in the US. Volvo CE´s rental initiative is developing according to plan with 50 rental stores that were opened or were under development agreements in Europe and the US.

All products are developed with high standards in relations to safety, quality and environmental concerns. Furthermore Volvo is continuously improving its soft customer offers, for example financing, leasing, used equipment and rental activities.

Markets and Sales. Sales by Construction Equipment by principal geographic market area and operating income for the years 1998 through 2002 are set forth in the following table:

	1998	1999	2000	2001	2002
	(In millions of SEK)
Western Europe…………………..	9,557	9,901	10,029	10,326	10,383
Eastern Europe……………………	336	193	255	341	454
North America……………………	6,548	5,725	5,823	6,145	5,667
South America……………………	957	498	776	847	709
Asia………………………………..	1,092	1,903	2,484	2,773	3,048
Other markets…………………….	882	662	626	703	751
Total Sales……………………….	19,372	18,882	19.993	21,135	21,012
Operating Income………………...	626	1,709	1,594	527	406

Production and capacity. During the fall, production of the new internally developed Backhoe Loader commenced in Wroclaw, Poland. At the end of the year, production of the acquired range of Skid Steer Loaders started in Volvo CE’s factory in Asheville, North Carolina.

In order to reduce costs and adapt to present market conditions, Volvo CE decided at the end of the year to concentrate production of Articulated Haulers to two factories instead of three.

Volvo Penta

The total market. The global market for marine and industrial engines gradually weakened during the year, primarily as a result of a decline in confidence in the future among consumers and uncertainty regarding the situation in Iraq. The total market for marine and industrial engines in North America continued to weaken during the year, primarily regarding diesel engines. In Europe, the demand for marine engines was rather stable, while the market for industrial engines declined. The market for industrial engines continued to perform positively in Asia, while the demand for marine and industrial engines in South America declined sharply compared with 2001.

General. By supplying technologically advanced products focused on performance and operational reliability, and sensitivity to customer demands on effective service solutions, Volvo Penta has developed a strong position as a supplier of engines and power systems, and one of the industry’s strongest brands. With more than 5,000 dealers in some 130 countries, Volvo Penta has a global presence.

The plants in Vara and Skövde in Sweden manufacture large diesel engines. Gasoline engines and drive systems are developed and manufactured in the United States.

In 2002, Volvo Penta accounted for approximately 4% of Volvo’s sales.

Business environment. In the prestige segment of the leisure boat industry, boats in the size range of approximately 35 feet to 50 feet are a growing segment. This is favorable to Volvo Penta because it is in this area of the marine market that the company traditionally has its strongest position.

Competition stiffened among engine producers in the leisure boat industry during 2002 as several new alliances and cooperations were established in the market. Brunswick and Cummins initiated a new diesel engine cooperation and Scania signed a cooperation agreement with Yanmar.

On the industrial engine side, the largest producers of complete generator sets have reported substantial sales declines during the latter part of 2002. Volvo Penta does not manufacture any complete generator sets but instead delivers power systems to the independent producers that, in turn, use Volvo Penta products in their applications. Volvo Penta has continued to capture market shares in this part of the market and thereby compensated for the decline in the total market.

Strategic development. Volvo Penta currently holds strong positions as an independent engine supplier in the marine as well as industrial engine industry. Volvo Penta has no intention to compete with its customers by conducting its own production of boats or generator sets. The aggressive product renewal Volvo Penta started a couple of years ago will continue during 2003. Volvo Penta is now focusing its resources in order to ensure successful product launches in all business areas.

Products. The products in Marine and Industrial Power Systems' Marine Leisure business segment are gasoline and diesel-powered engines, as well as complete drive systems for small recreational craft. Engines in the Marine Commercial business segment have power outputs ranging from 100 hp to 2,000 hp and complete drive systems for use in fishing vessels, ferries, tugboats and integrated water-jet systems.

During 2002, Volvo Penta became the first company in the marine engine industry to launch telematic services. The telematic services will initially involve services that increase security for boat owners. Volvo Penta's marine product range was broadened with new 5 and 7-liter diesel engines primarily for commercial use. Marine Leisure introduced its TAMD75 for the 450 to 500 hp segment. The Industrial engine program was strengthened with new 10-liter diesel engines.

Production and capacity. Volvo Penta’s plant in Vara, Sweden is the only one in the world that is producing high volumes of diesel engines developed exclusively for marine use. These 3- and 4-liter diesel engines have contributed greatly to creating Volvo Penta’s strong position in the leisure boat industry. Major investments have been made in recent years in the Vara plant.  The production of diesel engines at Volvo Penta’s assembly plant in Wuxi, China continued to increase.

Markets and Sales. The following table sets forth Volvo Penta’s sales by geographic market area and operating income (loss) for the years 1998 through 2002:

	1998	1999	2000	2001	2002
	(In millions of SEK)
Western Europe…………………..	2,725	2,986	3,204	3,789	3,846
Eastern Europe……………………	23	26	30	38	99
North America……………………	1,412	1,770	2,257	2,175	2,261
South America……………………	153	134	160	213	127
Asia………………………………..	476	692	794	988	1,141
Other markets…………………….	142	153	154	177	195
Total sales………………………..	4,931	5,761	6,599	7,380	7,669
Operating income (loss)………	(63)	314	484	658	647

Volvo Aero

The total market. World airline passenger traffic for the year 2002 declined by 0.5% compared with the preceding year. However, traffic was 6% below the same period in 2000.

Total US traffic was down by 2.6% and European international traffic by about 4.5%. However, the Asia-Pacific region has its own dynamics and international traffic increased by 5.4%.

Political and economic uncertainties continue to impact the airline industry worldwide and airlines are under intense pressure. The market collapse following the terrorist attacks of September 11, 2001 is still causing severe stress, especially for those reliant on the depressed US market.

General. In the aerospace field, Volvo has substantial resources for the development and manufacturing of engine components and also for the aerospace aftermarket.

Operations include development and production of commercial and military aircraft engines in association with the major engine manufacturers - Pratt & Whitney, General Electric, Snecma, MTU and Rolls-Royce. Volvo Aero is also developing and manufacturing engine components for Ariane space rockets.

In 2002, Volvo Aero accounted for approximately 5% of Volvo’s sales from continuing operations.

Strategic Development. The aviation industry’s sharp downturn necessitates continued adaptation to new conditions while opportunities for increasing market shares are also created during a recession.

Accordingly, Volvo Aero aims to continue building its components business and will make strong efforts to become involved in new engine programs, either as a partner or long-term supplier.

In the service sector, major efforts are being made in developing the customer offering and signing long-term contracts with airlines, partners and other customers for both engine overhaul and spare parts/service offers.

Activities continue in support of Saab/BAE’s efforts in selling the Gripen aircraft. Major efforts are being made to ensure that Volvo Aero is provided the appropriate conditions to continue further development of the RM12 engine.

Business environment. The reduced air travel and lower fares in 2002 have caused a deteriorating financial situation for the airlines. Two US airlines, United Airlines and US Airways, entered into Chapter 11 bankruptcy protection during the second part of 2002. According to Air Transport World, the larger American airlines posted total losses exceeding USD 11 billion in 2002. The demand for new aircraft has been reduced significantly. The two aircraft manufacturers Airbus and Boeing delivered a total of 684 new aircraft during the year, down 20%. The decline continues, resulting in reduced order bookings for new aircraft. Boeing reported a decline of 25%. The decline is expected to continue in 2003 to a level about 15% lower than in 2002. No upturn is expected until 2005.

Products. During 2002, Volvo Aero made its first deliveries of components for the Rolls-Royce Trent 500 engine for the Airbus A340. The company also delivered the first development hardware for the Trent 900, the engine to be used on the giant Airbus A380. Volvo Aero also signed an agreement on the manufacture of components for the GP7000 engine, the other alternative for the Airbus A380. Volvo Aero's Space Propulsion Division delivered the first complete sandwich nozzle for Pratt & Whitney´s RL60, the rocket engine of the future.

Volvo Aero conducts development, production and product support for the RM12 engine. The RM12 is the engine for the Swedish Gripen military aircraft. Volvo produces approximately 35-40% of the engine, including the final assembly and delivery of the complete engine.

Commercial aircraft engine operations involve several cooperative programs, including the cooperation with GE on the CF6-80 series of engines for large passenger aircraft such as the Boeing 747 and 767 among others. In the medium-size-engine segment, Volvo Aero cooperates with Snecma on the CFM56 engines (for Boeing 737, MD90 and Airbus A319, A320, A321 and A340). The Engine Services business area is located in Trollhättan and Stockholm.

As a result of its specialization and consistent investments in research and development, Volvo Aero has an important role in the European space program.

Production and capacity. A year after Volvo Aero and Rolls-Royce signed a contract making Volvo Aero a partner in the Trent 500 engine program, the company was able to deliver the first intermediate compressor case from Trollhättan in summer 2002.

During the sharp downturn in the aviation aftermarket, Volvo Aero Services (VAS) focused on establishing long-term contracts with airlines and other players in the industry. VAS signed contracts with companies that include Pratt & Whitney, Bombardier, Goodrich, Nordam, AeroXchange and Air Asia.

In 2002, Volvo Aero Engine Services signed a contract with the Russian airline, Aeroflot, under which Volvo Aero will overhaul Aeroflot’s JT9D-59A engines, which are used in the airline’s fleet of DC10-40 aircraft.

During the autumn, the first aircraft of the latest JAS 39 Gripen model, the 39C, was delivered to the Swedish Air Forces. The aircraft incorporates a large number of modernizations of the Gripen aircraft, which include the RM12 engine being fitted with Volvo Aero’s proprietary flameholder, new intake and FADEC (Full Authority Digital Electronic Control).

During the year, Volvo Aero’s Space Propulsion Division delivered its first complete sandwich nozzle for the RL60. This is the first step towards the full-scale development of the RL60, the next generation of liquid oxygen/hydrogen- powered rocket engines developed by the American company Pratt & Whitney.

Markets and Sales. The following table sets forth Volvo Aero’s sales by geographic market area and operating income for the years 1998 through 2002:

	1998	1999	2000	2001	2002
	(In millions of SEK)
Western Europe…………………..	4,231	4,560	4,651	4,788	3,422
Eastern Europe……………………	47	16	42	87	28
North America……………………	3,502	4,557	5,040	5,841	4,573
South America……………………	284	193	134	187	177
Asia………………………………...	336	491	701	708	497
Other markets……………………..	184	136	145	173	140
Total sales…………………………	8,584	9,953	10,713	11,784	8,837
Operating income………………	527	584	621	653	5

Financial Services

Financial services are a significant part of Volvo's strategy to become the world's leading provider of commercial transport solutions. The business area Volvo Financial Services (VFS) was established in 2000 to handle Group customer-financing operations, the insurance business, treasury activities and real estate operations. The aim is to focus on developing various types of financial services primarily related to Volvo's products and services.

Financial Services aims to fulfill the market's growing need for increasingly sophisticated financial solutions separately or combined with insurance and/or service contracts. This strengthens the competitiveness of Volvo's dealers potentially enhancing the Group's growth and profitability.

Volvo's customer-financing operations cover Europe, North America, part of South America and Australia. Customer financing is primarily truck-related, although buses and construction equipment are included to an increasing extent. The range of financing services includes installment contracts, financial leasing, operational leasing and dealer financing. In most markets, insurance, service and maintenance contracts are also offered as stand-alone products or in combination with financing services.

Operating income in 2002 amounted to SEK 490 million (SEK 325 million in 2001) corresponding to a return on equity (net income divided by average shareholders’ equity) of 4.8% (4.2). Operating income in the established customer-financing companies was stable, but continued to be adversely affected by high level of provisions for expected losses from financing in North America. Operations in South America and Eastern Europe continued to perform well, with operating income higher than in previous years. Mainly due to higher claims, the insurance operation had a disappointing year, with much lower operating income than in 2001. Income from real estate and treasury was higher than in the preceding year.

Provision is made for credit risks on an up-front basis, where the level of reserves placed on each contract is related to the expected risk for that class of transaction. In situations were customers are not expected to fulfill their contractual obligations, specific reserves are allocated based on an individual assessment of each contract.

At the end of December 2002, total credit reserves amounted to 2.6% (2.9) Total write-offs for 2002 amounted to SEK 893 million (823 in 2001) whereof SEK 175 million (0 in 2001) was related to the portfolio in Latin America.

With an improved customer finance model and a streamlined organization in place, VFS next intends to refine its systems and processes through operational excellence initiatives that focus on efficiencies, customer satisfaction and controls. In addition, new business solutions such as credit syndications and risk diversification will be explored. A strategy will be developed to meet the Volvo Group’s growing need for financial services in the Asian and Eastern European markets. Finally, the economic climate will continue to be monitored so that financial risks and opportunities can be managed.

Suppliers

Volvo’s decision on whether to manufacture or to purchase from suppliers any particular component is made competitively on commercial terms. Although Volvo manufactures certain major components, including engines, transmissions and truck cabs, components are, to a large extent, purchased from suppliers outside of the Volvo Group. Increasingly, Volvo contracts with suppliers to manufacture an entire functional unit, such as completely finished seats, with the supplier assuming full responsibility for production to Volvo’s specifications. The primary prerequisites for cooperation with suppliers are near zero-defect quality level, competitive cost, and flexible and reliable delivery performance. Volvo also considers environmental matters in its selection of suppliers.

Sources and availability of raw materials. Volvo purchases raw materials, components and parts from a number of suppliers. An interruption of supply will have an impact on Volvo’s operations. The impact would vary depending on the commodity. Volvo’s exposure to such interruptions is no greater than the industry as a whole. Volvo keeps contingent business interruption insurance in order to limit the losses from an interruption of supply.

Research and Development

In 2002, 2001 and 2000, research and development expenses were SEK 5,869 million, SEK 5,391 million and SEK 4,876 million respectively. Volvo’s focus on commercial products means that Volvo’s business is very much a part of each customer’s business. Considerable research work is therefore devoted not only to traditional product development, but also to developing effective software and total solutions designed to improve profitability in Volvo’s customer’s business. See "Item 5.C. Research and Development, Patents and Licenses" for a description of the accounting standards effective in 2001 regarding the reporting of expenditures for developments of new products and production systems.

New products offering customers improved operating economy. Volvo's research and development focuses on its customers' business, environmentally adapted solutions and safety awareness. During 2002, Volvo introduced a large number of new products that offer customers improved operating economy through reduced fuel consumption, as well as a higher degree of reliability and quality. One area of priority in research involves the development of transport telematics and other software designed to improve profitability in the customer's business, which also has positive effects on the environment.

The "Cost-Per-Mile" program, designed to improve operating economy, is another example of research that focuses on customers' business. The program, which is the most comprehensive in the industry, is being offered to Volvo Trucks' North American customers. Via satellite communications and at low cost, customers can process vehicle data for invoicing and can also obtain rapid support from Volvo Action Service in the event of unexpected interruptions of operations. Automatic determination of a vehicle's position is effected via the Global Positioning System (GPS), and messages can be handled via wireless Internet links. The program makes it possible to schedule maintenance at exactly the right time - the communications received via satellite automatically report each vehicle's mileage and current status.

Safety in focus. Safety is one of Volvo's core values and research in this field has a high priority. So-called "active" safety involves research pertaining to the driving and road characteristics of a vehicle, such as electronic stability systems, ABS brakes and disc brakes on heavy trucks, while "passive" safety is being developed in the form of safety belts, airbags and impact-resistant cabs.

An important area of safety research deals with the interplay between driver and vehicle or machine. The driver has to feel comfortable and must be able to see and reach all important controls in order to operate the vehicle as safely and efficiently as possible.

Research for decreased environmental impact. The environmental impact of transport is constantly in focus in society and among our customers. Volvo's long-term profitability and competitiveness will be dependent upon an active commitment to research programs aimed at decreasing environmental impact.

The climate change issue and the need to meet more stringent air-quality standards in urban areas are strong driving forces for improving vehicle technologies. There is still great potential to increase the efficiency of today's technology, along with the development of future propulsion and alternative fuels systems.

Emissions and fuel consumption. Emission legislation for heavy trucks, buses and construction equipment in the EU has been defined until 2008, and requires substantial development investments. In the United States, even stricter requirements are being discussed. Volvo's ambition is to fulfill these requirements well before they come into force.

Emission and fuel consumption improvements to current vehicle fleets in big cities represent a new development area. Volvo Trucks has introduced a kit for upgrading EURO1 engines to EURO2. Already today, buses can be equipped with VEC (Volvo Emission Control) and thereby fulfill the requirements of EURO4, and oxidation catalysts and filters can be fitted to buses already in use.

Alternative fuels and powertrains. Non-fossil and renewable fuel systems are essential for long-term transport systems. Volvo Buses is one of the largest manufacturers of methane-powered city buses, using natural gas or biogas. The Volvo development of DME (dimethyl ether) powered engines, combines the benefits of renewable sources and low emissions. Fuel cell projects, using demonstrator vehicles and laboratory research, are already under way to prepare Volvo for future demands.

Global platform complete. All of Volvo's heavy-truck models sold under the Volvo brand are being built on the same global modular platform. With the global platform, the quality of products improves while lead times are shortened and costs reduced. The number of parts involved has been cut substantially as new models have been introduced based on the global platform, resulting in higher quality and even greater safety for customers.

Patents, Trademarks and Licenses

Volvo’s patents, trademarks, trade names and licenses are important to the business of each of the business areas within Volvo. Volvo owns or otherwise has rights to a substantial number of trademarks that it uses in conjunction with its business. Volvo believes that the level of protection of trademarks and other intellectual property rights used in its business is and has historically been adequate relative to its business. Volvo will use its best efforts to maintain the protection of such rights to the same extent in the future and is continuously evaluating and renewing its trademark and trade name registrations in all countries in which Volvo does any material amount of business. After the sale of Volvo Cars to Ford, the Volvo trademark is owned by Volvo Trademark Holding AB, which is jointly owned by AB Volvo and Volvo Car Corporation. The right to use the trademark "Volvo" has thereafter been regulated through license agreements made between Volvo Trademark Holding AB and AB Volvo and Volvo Car Corporation, respectively.

Volvo Car Corporation has the right to use the "Volvo" trademark for passenger cars, minivans carrying up to 10 passengers, light trucks with payload up to 1,500 kilograms, sports utility vehicles and other vehicles, but not buses or other vehicles used solely for commercial purposes, that have a gross vehicle weight of not greater than 5,400 kilograms (12,000 lbs. gross weight). AB Volvo has the right to use the trademark for trucks, buses, construction equipment, industrial and marine engines, aerospace equipment and all other products (apart from those which Volvo Cars has the right to use the trademark for).

Renault VI has the right under a license agreement with the proprietor of the Renault trademark, Renault SA, to use the trademark "Renault" for trucks and certain other related products and services. The trademark "Mack" is owned by Mack Trucks Inc.

Sales by Geographical Areas

The following table sets forth the geographic distribution of the Volvo Group’s net sales. Sales are shown based upon the market where the customer is located.

	2000	2001	2002
Market area:	(in millions of SEK)
Western Europe	68,182	97,758	97,209
Eastern Europe	3,933	6,743	7,860
North America	40,655	57,724	53,438
South America	5,182	6,469	5,070
Asia	8,765	10,887	12,693
Other markets	3,353	9,699	9,928
Total	130,070	189,280	186,198

Regulatory Matters

Environmental and Other Regulatory Matters

The corporate values of quality, safety and environmental care are naturally immersed in the daily operations of the Volvo Group. Quality and environmental management systems are used in all parts of the organization as the means for addressing responsibility and objectives to those having real influence on the actions. The group policies and a common network of auditors aim to ensure that the group guidelines and objectives are addressed. During 2002 a number of new environmental certificates were received, including sites from the new Group members.

During 2002, improved energy efficiency and lower emissions were defined as the focused environmental agenda for the entire Volvo Group, and objectives for the coming tree-year period were developed.

Fuel efficiency is the main interest of all our customers, with its direct link to the operating costs of the business. Improved total fuel efficiency is also the most rewarding way to decrease carbon dioxide (CO2) emissions.

At the same time to improve ambient air quality, stricter and stricter emission regulations put pressure on the engine development, to decrease of mainly nitrogen oxides (NOx) and particle emissions. Unfortunately, higher fuel efficiency normally means higher emissions of NOx, a physical fact resulting from higher combustion temperatures. This balance is the challenge for all the Volvo Group business areas.

The recent product launches demonstrate how the stricter emission requirements have been met with highly competitive fuel efficiency, like the US introduction of the new VN trucks, meeting the EPA02 standards. In many cases also decreased fuel consumption, e.g. Volvo Penta’s new D12 engine, is combined with substantially lower emissions. The key to the success is a close collaboration between the engine development and each application, to ensure the right combination of engine, transmission, chassis and body. The new I-shift transmission used in the Volvo Trucks is an example of this integration.

The striving for higher fuel efficiency and lighter components requires that new material technologies are being developed also for engines. The so-called FPC method developed for use in the Skövde foundry produces a material with higher strength and thus withstanding higher combustion pressure. The method was acknowledged by the international foundry organization WFO by its first environmental prize in June 2002. Among the side effects are also higher energy efficiency and less handling of hazardous waste in the foundry process.

Block Exemption

A block exemption from the EU competition regulations covering the distribution of motor vehicles was introduced in 1985. It allowed manufacturers to give selected dealers the exclusive right to its business. The block exemption was replaced by a reviewed exemption in 1995. The European Union, effective as of October 1, 2002, enacted a new block exemption that applies to manufacturers of cars, trucks and buses.

The effect of the new block exemption is to further increase competition in sales and the aftermarket in the entire automotive industry. In our assessment, however, its impact on the already very competitive heavy vehicle industry will be limited. We have started to re-negotiate the agreements with our truck dealers. At this stage, we do not foresee any problems in complying with the new provisions or any negative influence on our business. However, in our opinion, there is a risk that the change will undermine the political aim of increasing producers´ responsibility for vehicles and engines.

4.C. Organizational Structure

The Volvo Group's operations during 2002 were organized in eight business areas: Volvo Trucks, Renault Trucks and Mack Trucks, Buses, Construction Equipment, Volvo Penta, Volvo Aero and Financial Services. In addition to the eight business areas, there are certain operations, consisting mainly of service companies that are designed to support the business areas' operations.

Each business area except Financial Services has total responsibility for its operating income and operating capital. The Financial Services business area has responsibility for its net income and total balance sheet within certain restrictions and principles that are established centrally.

The supervision and coordination of treasury and tax matters is organized centrally to obtain the benefits of a Group wide approach. The legal structure of the Volvo Group is based on optimal handling of treasury, tax and administrative matters and, accordingly, differs from the operating structure.

See "Note 2 to Volvo’s consolidated financial statements" for information concerning Volvo’s group structure and significant subsidiaries, including the name, country of incorporation, proportion of ownership interest and, to the extent different, proportion of voting power held.

4.D. Property, Plant and Equipment

At December 31, 2002, the eight business areas of Volvo had manufacturing facilities worldwide.

Major components for the Group’s products are manufactured in Sweden, including engines, power transmission systems, cabs and sheet metal components.

Trucks are assembled in Volvo-owned plants in Sweden, France, Belgium, Poland, Brazil, Malaysia, Australia, United States and India. There are local manufacturers of Volvo trucks in Morocco, Botswana, Colombia, Iran, Tunisia, Egypt and Saudi Arabia.

Besides eleven plants in Europe, Volvo’s bus production takes place in Brazil, the United States, Canada, Mexico and China. Facilities for production of construction equipment are located in Sweden, Germany, France, Poland, United States, Canada, Brazil and South Korea.

Volvo Penta’s production facilities are in Vara and Skövde, Sweden, as well as in Lexington, Tennessee, United States and Wuxi, China. The principal production facilities of Volvo Aero are located in Trollhättan, Sweden and in Kongsberg, Norway.

Spare part operations of Trucks, Buses, Construction Equipment and Marine and Industrial Engines in Europe is being coordinated through Volvo Parts’ warehouses in Belgium and six support warehouses in England, France, Italy, Sweden, Finland and Spain.

The major part of the properties owned by the Volvo Group are used in the Group’s own operations. A certain number of the properties owned are leased to Volvo Cars. The greater part of Volvo’s production facilities is owned by Volvo.

Volvo believes that the Group’s principal manufacturing facilities and other significant properties are in good condition and are adequate to meet the needs of the Volvo Group.

Production. The Volvo Group has production sites on five continents. Minimum environmental performance and an on-going improvement program are required from all plants, and followed-up by regular audits since 1989. The environmental audits identify environmental risks and possible need for clean-up or other corrective actions, with a follow-up that these are promptly conducted. The Volvo Group has insurance coverage for possible accidental damage to nearby areas.

At the beginning of 2003, Volvo had a total of 48 plants for the production of trucks, buses, construction equipment, marine and industrial power systems, and aircraft engines, of which 16 in Sweden. All the plants have the requisite environmental permits.

Transport. Transport to and from Volvo's production facilities and distributors cause more substantial emissions of air pollutants than the operations at the company's production plants. In order to encourage environmental improvement measures, Volvo Logistics, the Group's procurement company for transport services, continuously assesses the environmental work of contracted transport companies according to a classification system. Every new supplier contract includes an environmental clause whereby the transport company undertakes to operate in accordance with the ISO 9000 and ISO 14001 standards.

The following table presents the location, product produced and the number of employees on Volvo’s production facilities.

Plant and location	Product produced	No Employees
Trucks
Volvo
Tuve, Sweden	Final assembly trucks	2,384
Umeå, Sweden	Truck cabs	2,444
Köping, Sweden	Transmissions	1,180
Skövde, Sweden	Engines	2,733
Ghent, Belgium	Final assembly trucks	1,720
New River Valley, VA, USA	Final assembly trucks	1,746
Curitiba, Brazil	Final assembly trucks	1,650
Brisbane, Australia	Final assembly trucks	338
Mack
Macungie, PA, USA	Final assembly trucks	803
Hagerstown, MD, USA	Engines and transmissions	1,274
Allentown, PA, USA	Engineering/design testing	607
Renault
Blainville, France	Final assembly trucks, truck cabs	2,840
Bourg en Bresse, France	Final assembly trucks	1,150
Limoges, France	Spare parts, component reconstruction, military activities	829
Vénissieux/St Priest, France	Engines, transmissions, foundry, stamping	2,600
Villaverde, Spain	Final assembly trucks	714
Buses
Säffle, Sweden	Busbody	415
Borås, Sweden	Chassi	457
Tampere, Finland	Busbody	269
Turku, Finland	Busbody	300
Aabenraa, Denmark	Busbody	201
Heilbronn, Germany	Busbody	220
Wroclaw, Poland	Complete	773
St Claire, Canada 50% owned	Complete	1,300
St Eustache, Canada 50% owned	Complete	350
Mexico city, Mexico	Complete	1,741
Curitiba, Brazil	Chassi	see Trucks
Cairo, Egypt 0% owned	Assembly/Complete	na
Xian, China 50% owned	Assembly/Complete	423
Shanghai, China 50% owned	Assembly/Complete	1228
Tel Aviv, Israel 50% owned	Assembly/Complete	289

Construction Equipment
Arvika, Sweden	Wheel loaders	796
Eskilstuna, Sweden	Wheel loaders, components	2,050
Hallsberg, Sweden	Components	509
Braås, Sweden	Articulated haulers	620
Konz-Könen, Germany	Compact wheel loaders, wheeled excavators	500
Belley, France	Compact excavators	450
Wroclaw, Poland	Backhoe loaders	142
Goderich, Canada	Motor graders	580
Asheville, NC, USA	Wheel loaders, articulated haulers	243
Pederneiras, Brazil	Wheel loaders, motor graders	231
Changwon, South Korea	Excavators, wheel loaders	1,290

Volvo Penta
Vara, Sweden	Engines	151
Lexington, TN, USA	Engines	250
Wuxi, China	Engines	35

Volvo Aero
Trollhättan, Sweden Malmö, Sweden	Aerospace Components, Engine Services, Military Engines, Land & Marine Gas Turbines	2,649
Bromma, Sweden	Engine Services	580
Kongsberg, Norway	Aerospace Components	480
Boca-Raton, FL, USA Seattle, WA, USA	Aviation Services/spare parts	293 215

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

5.A. Operating Results.

The following management's discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements included herein. The Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). For a discussion of the principal differences between Swedish GAAP and U.S. GAAP, see "Item 18.  Financial Statements—Note 33."

General

The following table sets forth the Volvo Group’s sales and operating income by business areas for each of the years in the three-year period ended December 31, 2002.

	2000	2001	2002
	(In millions of SEK)
Net sales
Trucks	59,075	116,568	118,752
Buses	17,187	16,675	14,035
Construction Equipment	19,993	21,135	21,012
Volvo Penta	6,599	7,380	7,699
Volvo Aero	10,713	11,784	8,837
Financial Services	9,678	9,495	9,925
Other and eliminations	6,825	6,243	5,968
Total, as reported	130,070	189,280	186,198

Operating income (loss)[1]
Trucks	1,414	(2,066)	1,189
Buses	440	(916)	(94)
Construction Equipment	1,594	527	406
Volvo Penta	484	658	647
Volvo Aero	621	653	5
Financial Services	1,499	325	490
Other and eliminations	96	53	194
Subtotal, continuing operations	6,148	(766)	2,837
Gain on the sale of Volvo Cars	520	90	-
Total, as reported	6,668	(676)	2,837

1 Operating income in 2001 was charged with restructuring costs of SEK 3,862 million of which SEK 3,106 million was allocated to Trucks, SEK 392 million to Buses and SEK 364 million to Construction Equipment. The restructuring costs related mainly to the integration of Renault Trucks and Mack Trucks in order to secure coordination gains made possible through the acquisition. See "Results of operations" and Note 7 to Volvo’s consolidated financial statements.

Volvo and Renault agreement

In July 2000, AB Volvo reached an agreement with Renault S.A. to acquire Mack Trucks and Renault V.I., the truck operations of Renault, in exchange for 15% of AB Volvo's shares.

During 2000, AB Volvo repurchased 10% of the Company’s outstanding shares. On January 2, 2001 the acquisition became effective and these shares were transferred to Renault S.A. as partial payment for the shares of Mack Trucks and Renault V.I..

During the beginning of 2001, Volvo made an additional repurchase of 10% of the total number of outstanding shares in AB Volvo. On February 9, 2001, 5% of the shares were transferred to Renault S.A. as final payment for the shares of Renault V.I.

The purchase price for the shares of Mack Trucks and Renault V.I. was set at SEK 10.7 billion, based on the Volvo shares price at the date of the acquisition. The fair value of the acquired assets and liabilities was established at the end of 2001 and goodwill related to the acquisition was set at SEK 8.4 billion.

During 2001, AB Volvo and Renault S.A. entered into a dispute regarding the final value of the acquired assets and liabilities in Renault V.I. and Mack Trucks. This process could result in an adjustment in the value of the transfer. Any such adjustment will affect the amount of acquired liquid funds and Volvo’s reported goodwill amount. The outcome of this dispute cannot yet be determined with certainty. However, Volvo believes that the outcome will not lead to an increase of the goodwill amount.

Economic and market conditions. The three major global economies, i.e. United States, Western Europe and Japan, diverged in 2002. Bolstered by prolonged strong consumption, the US showed stronger momentum than the preceding year, while Western Europe and Japan experienced another disappointing year. Industrial activity remained depressed however, not only in Western Europe and Japan, but also in the US. The domestic economies in Western Europe and Japan lacked vitality during 2002, which basically left exports alone, to induce growth. Hence, the US dollar depreciation denoted additional difficulties to the already strained economies. At the same time, amid accounting scandals and fear of war in Iraq, which in turn increased the oil price, economic sentiment deteriorated. In consequence of the weakening sentiment, the risk premium increased, which had a negative effect on the equity markets around the globe. Concurrently, long-term interest rates fell to lows not seen in decades. The increasing awareness that a sustained economic recovery was not imminent induced the Federal Reserve and the European Central Bank to cut interest rates at the end of the year.

The economic trend during 2002 was weak in the Volvo Group’s largest markets. The recession in North America persisted, while demand in Western Europe continued to decline and the South American economy took a sharp downturn. Growth in Eastern Europe and Asia remained favorable, but volumes were not sufficient to offset weak conditions in the largest markets. The total market for heavy trucks in North America increased temporarily during the middle of the year as a result of a peak in demand before new emission regulations (EPA02) became effective during the end of the year. The demand for commercial aircraft components, spare parts and overhaul fell sharply during 2002 as a result of the crisis in the airline industry following the terrorist attacks of September 11, 2001.

Factors affecting results. The Volvo Group’s sales are principally affected by unit sales volume and vehicle prices as well as by currency fluctuations, product mix and sales of optional equipment. The profitability of Volvo’s operations depends on a number of factors, including research and development expenses and the ability to achieve cost and capital efficiencies in product manufacturing.

Impact of Currency Fluctuations. A substantial amount of Volvo’s assets and debt are denominated in currencies other than Swedish kronor or located in countries other than Sweden. Most of Volvo’s sales take place outside Sweden with invoicing in U.S. dollars and other currencies. The sales outside Sweden amounted to SEK 114,400 million, SEK 175,665 million and SEK 173,275 million, or 88%, 93% and 93% of Group sales in 2000, 2001 and 2002, respectively.

A large part of Volvo’s production takes place outside Sweden. In addition, a large percentage of the Group’s suppliers are located outside the production countries from which Volvo imports, among other things, parts and various raw materials which may be invoiced in currencies other than kronor. Volvo’s sales and income, expressed in kronor, may be materially affected by fluctuations in the exchange rates between the kronor and the currencies in which the Group sells to customer or purchases from suppliers.

Changes in exchange rates have both dynamic and direct effect on income. The dynamic effects include the pricing of products sold and materials purchased in foreign currency. Changes in exchange rates also affect competitors and thus have an indirect impact on Volvo’s competitiveness. The direct effects arise mainly when income, expense, assets and liabilities in foreign currencies are translated to Swedish kronor at rates different than those used to translate financial items for an earlier period.

The Swedish krona strengthened during 2002 against most of Volvo's inflow currencies, with a negative effect on operating income. The US dollar, Euro, pound sterling, Canadian dollar and South African rand had the greatest impact. Changes in spot-market rates for other currencies had minor effects.

The total effect of changes in currency exchange rates on operating income in 2002 compared with 2001 was positive by approximately SEK 1,160 million. The transactional effect of changed spot-market rates was negative, approximately SEK 710 million. The effect on income of forward and option contracts amounted to a loss of SEK 187 million (loss of SEK 2,044 million in 2001), which resulted in a positive impact of SEK 1,857 million for 2002, compared with 2001. Changes in spot rates in connection with the translation of income in foreign subsidiaries and the revaluation of balance sheet items in foreign currencies had a positive impact of SEK 13 million. See Note 32 to the consolidated financial statements.

Volvo and the Euro. Volvo established the Euro as the functional currency for its operations in the countries that are members of the European Monetary Union (EMU) in 2001. In September 2003, there will be a referendum in Sweden about membership in the EMU. Volvo is in favor of a Swedish membership in the EMU. A common currency would reduce the currency risks in operations and simplify business administration.

Restructuring costs in 2001. Restructuring costs in 2001 amounted to SEK 3,862 million of which SEK 3,106 million for Trucks, SEK 392 million for Buses and SEK 364 million for Construction Equipment.

Restructuring costs in Trucks included costs for the integration of Mack Trucks and Renault Trucks in order to secure coordination gains made possible through the acquisition. The integration measures included reduction of North American production capacity through a decision to close Mack's Winnsboro plant and transfer of production to Volvo's New River Valley plant. Integration measures also included restructuring of the global distribution system and production structure. In addition to these integration measures, restructuring costs in Trucks included significant personnel reductions due to the prevailing business conditions, especially in North America. Restructuring costs in Buses were attributable to the shut down of Nova Bus' plant for city buses in Roswell, United States. In Construction Equipment, restructuring measures included terminating fabrication in the Asheville plant, United States, and to an overall redundancy program.

Of the total restructuring costs, SEK 2,259 million was attributable to contractual pensions and excess personnel, SEK 573 million was attributable to writedowns of assets and the remainder, SEK 1,030 million to other restructuring costs.

Results from continuing operations

2002 compared with 2001

Volvo Group. Net sales in 2002 amounted to SEK 186,198 million (SEK 189,280 million in 2001), a decrease of 2% compared with the preceding year. Adjusted for changes in group structure and foreign currency exchange rates, net sales increased by 2%. Net sales of Volvo’s truck operations amounted to SEK 118,752 million, an increase of 2%. The increase in sales related mainly to higher deliveries in North America, Asia and Eastern Europe. In Buses, net sales decreased 16% compared to 2001 largely explained by proportionate consolidation of Prévost and Nova Bus as from the fourth quarter 2001 reflecting a reduction in Volvo’s ownership in these entities and changes in currency exchange rates. Net sales of Construction Equipment fell 1% while net sales of Volvo Penta rose 4%. In both Construction Equipment and Volvo Penta, a weakening total market and negative impact from changes in currency exchange rates was compensated by increased market shares. Volvo Aero's net sales suffered heavily from the crisis in the airline industry and net sales dropped 25%.

Operating income from continuing operations for the Volvo Group in 2002 amounted to SEK 2,837 million, compared with an operating loss of SEK 766 million in the preceding year. The favorable deviation was mainly explained by improved gross margins in the truck operations and restructuring costs that were charged to operating income in 2001.

Trucks' operating income in 2002 amounted to SEK 1,189 million (operating loss of SEK 2,066 million in 2001). The earnings were favorably affected by improved gross margins and lower losses on forward exchange contracts partially offset by lower capitalization of development costs. Furthermore, the operating loss for 2001 included restructuring costs amounting to SEK 3,106 million and a gain on sale of shares in Mitsubishi Motors Corporation of SEK 574 million.

The operating loss in Buses of SEK 94 million (operating loss of SEK 916 million in 2001) was substantially lower than in the year earlier, mainly derived from turn around activities in North America, improved earnings in Europe and Asia and restructuring costs of SEK 392 million included in the operating loss for 2001. These positive effects were partially offset by lower volumes in Mexico and South America. Construction Equipment reported an operating income of SEK 406 million compared with SEK 527 million in the year earlier. The lower earnings were primarily explained by deteriorating market conditions in North America, changes in the product mix and launch costs for new products. The operating income of Construction Equipment in 2001 included restructuring costs amounting to SEK 364 million. Operating income in 2002 for Volvo Penta amounted to SEK 647 million (SEK 658 million in 2001). In Volvo Aero, operating income declined to SEK 5 million (SEK 653 million in 2001) as a result of significantly lower sales due to the general downturn in the aviation industry. Operating income within Financial Services amounted to SEK 490 million (SEK 325 million in 2001). The favorable trend was primarily pertaining to lower credit losses in the US customer financing operations. The operating income in 2001 included significant losses in the US truck financing portfolio and a gain on the divestment of Volvia's insurance operations.

Group operating income in 2002 was negatively affected by provisions of SEK 807 million (SEK 292 million in 2001) relating to a deficit within the Volvo Group’s Swedish pension foundation for securing commitments in accordance with the ITP plan (a defined benefit plan for salaried employees). The deficit was a result of the downturn on the stock markets.

Operating margin during 2002 was 1.6%, compared with negative 0.4% in 2001.

Trucks. Net sales of Volvo’s truck operations amounted to SEK 118,752 million (SEK 116,568 million in 2001). The increase in sales related mainly to higher deliveries in North America, Asia and Eastern Europe. In North America, the total market for heavy trucks increased 5% mainly as a result of a peak in demand during the middle of the year before new emission regulations (EPA02) became effective during the last quarter of the year. In Western Europe, the Volvo Group's deliveries of trucks were 3% lower than in the preceding year. The reduction related primarily to Volvo Trucks and limited production capacity during the first quarter in connection with the introduction of the new Volvo FH and FM series. During the remaining part of the year, the demand was high for the new product range and the production capacity was increased successively. The demand in the southern part of Europe continued to be high and Renault Trucks' deliveries in Western Europe remained unchanged at a high level.

Trucks' operating income in 2002 amounted to SEK 1,189 million (operating loss of SEK 2,066 million in 2001). The earnings were favorably affected by improved gross margins as a result of improved price realization, positive effects from the integration of the truck companies and cost rationalizations. Operating income was also positively affected by lower losses on forward exchange contracts offset by lower capitalization of development costs (SEK 945 million in 2002 compared withSEK 1,586 million in 2001). The operating loss for 2001 included restructuring costs of SEK 3,106 million mainly relating to the integration of Mack Trucks and Renault Trucks in order to secure coordination gains made possible through the acquisition. The operating loss during 2001 further included a gain on sale of shares in Mitsubishi Motors Corporation of SEK 574 million. The earnings of Volvo's truck operations during 2002 gained from continued strong earnings in Europe but also continued to suffer from low volumes and capacity utilization in North America due to the poor market conditions, even if the demand increased temporarily during the middle of the year in advance of the new US emission regulations.

Research and development expenses within the truck operations amounted to SEK 4,175 million in 2002, compared with SEK 3,614 million in 2001.

Buses. Net sales in 2002 declined to SEK 14,035 million (SEK 16,675 million in 2001). The decrease was largely explained by proportionate consolidation of Prévost and Nova Bus as from the fourth quarter 2001 as well as changes in currency exchange rate. Adjusted for these effects, net sales were down 1% pertaining mainly to decreased deliveries in North and South America partially offset by favorable volumes in China and the Nordic countries. At October 1, 2001, the operations of Prévost and Nova Bus became jointly controlled by Volvo and the Henlys Group Plc and Volvo’s ownership was at the same time reduced from 51% to 50%. Consequently, Volvo interest in Prévost and Nova Bus is from the same date reflected in the Group’s financial statements by application of the proportionate consolidation method which means that 50% of items in the income statement and balance sheet of Prévost and Nova Bus are reflected in the Volvo Group’s financial statements. Prior to October 1, 2001, Volvo’s interest in Prévost and Nova Bus was fully consolidated with a minority interest of 49%.

Buses’ operating loss during 2002 was SEK 94 million compared with an operating loss of SEK 916 million in 2001. The substantially lower loss compared with the year-earlier period was to a large extent due to turn-around activities in North America, improved earnings in Europe and Asia and restructuring costs of SEK 392 million included in the operating loss for 2001. The restructuring costs during 2001 were attributable to the shutdown of the Nova Bus plant for city buses in Roswell, US. Operating income during 2002 was negatively affected by lower volumes in Mexico and South America.

Research and development expenses for Buses in 2002 amounted to SEK 396 million, compared with SEK 498 million in 2001.

Construction Equipment. Net sales in 2002 amounted to SEK 21,012 million (SEK 21,135 million in 2001). In spite of a decreasing world market, net sales adjusted for changes in currency rates rose 3% driven by a wider product range and improved market shares.

Operating income in 2002, amounted to SEK 406 million (SEK 527 million in 2001). The lower earnings were primarily explained by deteriorating market conditions in North America, changes in the product mix and costs for the introduction of new products. The operating income in 2001 further included restructuring costs of SEK 364 million pertaining to the operations in Asheville, US, and an overall redundancy program.

Research and development costs for Construction Equipment in 2002 amounted to SEK 685 million compared with SEK 674 million in 2001.

Volvo Penta. Net sales in 2002 totaled SEK 7,669 million (SEK 7,380 million in 2001), an increase by 4%. Sales improved in all segments except Industrial. In Europe, market shares strengthened for marine engines as well as for industrial engines. Volvo Penta also continued to increase its share of the North American marine engine market, especially for diesel engines. A strong level of demand in 2002 for industrial engines for irrigation pumps in Saudi Arabia could also be noticed.

Operating income amounted to SEK 647 million (SEK 658 million in 2001).

Research and development costs for Volvo Penta amounted to SEK 352 million in 2002, compared with SEK 368 million in 2001.

Volvo Aero. As a result of the continued downturn in the aviation industry, Volvo Aero’s net sales declined 25% to SEK 8,837 million (SEK 11,784 million in 2001).

Operating income deteriorated to SEK 5 million (SEK 653 million in 2001). The weak earnings were attributable primarily to the sharp decline in the aftermarket, in which Volvo Aero was hit by the reduced need for engine overhauls and new and old spare parts. Concurrently, the Land & Marine Gas Turbines unit was affected by the decline in the gas turbine market. Despite the deep crisis in the aviation industry, Volvo Aero’s Aerospace Components and Military Engines business units were able to deliver positive earnings for the full year, which offset the declines in the other business units.

Research and development costs in Volvo Aero amounted to SEK 173 million in 2002, compared with SEK 211 million in 2001.

Financial Services. Operating income amounted to SEK 490 million (SEK 325 million in 2001). Operating income in the established customer-financing companies was stable. Provisions for expected credit losses in the U.S customer finance operations affected operating income adversely, but were on a lower level than last year. Operations in South America and Eastern Europe continued to perform well, with operating income higher than in previous years. Mainly due to higher claims, the insurance operation reported lower operating income than in 2001. Income from real estate and treasury was higher than in the preceding year.

Other. Operating income in 2002 and 2001 from the Group’s other operations included AB Volvo and certain internal service companies. Furthermore, operating income from the Group’s other operations in 2002 included a dividend received from Scania of SEK 319 million (SEK 637 million in 2001).

Net interest expense. Net interest expense for the year amounted to SEK 624 million (SEK 1,000 million in 2001). The lower expense was mainly explained by lower net financial debt and lower funding costs in the US as a consequence of lower interest rates and lower US dollar exchange rates.

Tax expense. During 2002, a tax expense of SEK 590 million was reported compared with a tax income of SEK 326 million in the preceding year. The tax expense was mainly related to current tax expenses in subsidiaries outside Sweden.

Minority interests. Minority interests in the Volvo Group were mainly attributable to Volvo Aero Norge AS (22%) and Volvo Aero Services LP (5%, previously the AGES Group). The Henlys Group’s holding (49%) in Prévost Holding BV was reported as minority interest up to the third quarter 2001.

2001 compared with 2000

Volvo Group. Net sales in 2001 amounted to SEK 189,280 million (SEK 130,070 million in 2000), an increase of 50% compared with 2000. Adjusted for the effects of acquired companies and exchange rate movements of foreign currencies, net sales decreased by 5%. Including the acquisition of Renault Trucks and Mack Trucks, the net sales of Volvo’s truck operations nearly doubled and amounted to SEK 120,140 million. The deliveries of trucks in North America, excluding Renault Trucks and Mack Trucks, decreased significantly due to the prevailing market conditions but the Volvo Group was able to increase its market share. Net sales in Buses decreased by 3% whereas sales in Construction Equipment, Volvo Penta and Volvo Aero increased, partially attributable to a favorable currency trend.

Operating income from continuing operations in 2001 amounted to a loss of SEK 766 million (income of SEK 6,148 million in 2000). The decrease in income was mainly attributable to restructuring costs of SEK 3,862 million and losses in the North American operations partially offset by capitalization of development costs of SEK 2,038 million in accordance with new Swedish accounting standards.

A restructuring program was announced in the beginning of 2001 which was aimed at securing coordination gains made possible through acquisition of Renault Trucks and Mack Trucks. During 2001, restructuring costs amounting to SEK 3,106 million were charged to income. Besides from the integration of the truck companies, the restructuring costs in 2001 also related to actions as a direct result of the market decline in North America. Restructuring activities in 2001 included: personnel reductions in North America, integration of purchasing and engine development, decision to close down Mack's assembly plant in Winnsboro, closure of Volvo's assembly plant in Peru, early retirement plans in Renault and dealer restructuring in the US.

The earnings of Buses and Construction Equipment suffered from the low demand in North America and Buses reported an operating lossof SEK 916 million. Both Volvo Penta and Volvo Aero reported its highest ever operating income, while the results of Volvo Financial Services were charged with significant credit losses in its U.S. truck financing portfolio. The operating income of Financial Services in 2001 included a gain on the divestment of Volvia's insurance operations amounting to SEK 562 million, while income in 2000 included gains of SEK 610 million relating to Volvia's securities portfolio.

Group operating income in 2001 was negatively affected by provisions of SEK 292 million relating to a deficit within the Volvo Group’s Swedish pension foundation for securing commitments in accordance with the ITP plan (a defined benefit plan for salaried employees). The deficit was a result of the downturn on the stock markets. Operating income in 2000 included a positive impact of SEK 683 million relating to surplus funds from the Alecta (previously SPP) insurance company. Operating income in 2000 also included an adjustment of the gain on divestment of Volvo Cars, amounting to SEK 520 million.

The operating margin for the Group’s continuing operations was negative 0.4% in 2001 compared with 4.7% in the year earlier.

Trucks. Net sales in 2001 amounted to SEK 120,140 million (SEK 62,196 million in 2000). Trucks’ total deliveries during 2001 were 155,311 vehicles, an increase of 90% compared with 2000.

Trucks' operating loss in 2001 amounted to SEK 2,066 million (2000: Volvo Trucks operating income of SEK 1,414 million). The operating loss in 2001 included restructuring costs of SEK 3,106 million mainly attributable to the integration of Mack Trucks and Renault Trucks in order to secure coordination gains made possible through the acquisition. The earnings of Trucks were also negatively affected by lower volumes and low capacity utilization as well as significant pricing pressure in North America. Total deliveries in North America decreased by 40% compared with a year earlier. In Western Europe, the total market showed gradual weakening during the year and the number of trucks delivered was down by 9%. The integration of Renault Trucks and Mack Trucks proceeded in line with the plan and coordination gains contributed positively to the result. The income of Trucks in 2001 was also positively affected by capitalization of development costs amounting to SEK 1,586 million and a gain on divestment of shares in Mitsubishi Motors Corporation amounting to SEK 574 million. The operating margin was 0.9% versus 2.3% in 2000.

Research and development expenses of Trucks amounted to SEK 3,614 million in 2001, compared with SEK 2,709 million of Volvo Trucks in 2000.

Buses. Net sales in 2001 declined to SEK 16,675 million compared with SEK 17,187 million in 2000. Volvo changed ownership in the joint venture in North America from 51% to 50%. As a consequence, Prévost and Nova are consolidated using the proportionate method as of October 1, 2001, which has affected the sales value and the operating income. The operating loss amounted to SEK 916 million compared with an operating income of SEK 440 million in 2000. The main reasons for the loss were restructuring costs of SEK 392 million attributable to the shutdown of Nova Bus plant for city buses in Roswell, US, the lower deliveries in Europe and North America and, as a consequence of the reduced volume, a low capacity utilization in production facilities in the same markets. Important investments in the product development and launch of the TX-platform also represented a significant cost during 2001.

The operating margin was negative 5.5%, compared with positive of 2.6% in 2000.

Research and development costs for Buses amounted to SEK 498 million in 2001, compared with SEK 614 million in 2000.

Construction Equipment. Volvo CE´s net sales increased to an all-time-high of SEK 21,135 million (SEK 19,993 million), an increase of 6%. The increase in sales is mainly related to currency effects, successfully launched products and increased market shares.

Operating income in 2001 was SEK 527 million (1,594) and operating margin 4.2% (8.0).

Restructuring costs of SEK 364 million were reported in 2001, relating to a redundancy program and to the restructuring of the operations in Asheville in the United States.

Research and development costs for Construction Equipment amounted to SEK 674 million compared with SEK 844 million in 2000.

Volvo Penta. Net sales during 2001 increased by 12%, to SEK 7,380 million (SEK 6,599 million in 2000), due primarily to strong sales of marine engines in Europe. Volvo Penta’s sales of industrial engines developed favorably, in Asia and Europe in particular.

Operating income, which reached record levels, amounted to SEK 658 million (SEK 484 million in 2000). The operating margin increased substantially, to 8.9% (7.3% in 2000). A continued strong increase in net sales combined with cost control and favorable currency exchange rates contributed to the improvement in trend of income in 2000.

Research and development costs for Volvo Penta amounted to SEK 287 million compared with SEK 368 million in 2000.

Volvo Aero. Net sales increased by 10% and amounted to SEK 11,784 million in 2001 (SEK 10,713 million in 2000). The increase is mainly due to Aerospace Components and Aviation Services (formerly the AGES Group). Aerospace Components (which produces components and spare parts for new aircraft engines) continues to report full production in its plants and, accordingly, can report continued favorable profitability. The company's sales related to military engines and engine services decreased.

Operating income increased by 5.2% to SEK 653 million (SEK 621 million in 2000). In 2000 the operating income included a refund from Alecta (previously SPP) of SEK 106 million. The increase was attributable to highly favorable trends for aerospace components, partly offset by declining profitability within Military Engines, Engine Services and Aviation Services.

For the fifth consecutive year Volvo Aero could report a record, in terms of sales as well as operating income.

Research and development costs for Aero amounted to SEK 211 million in 2001, compared with SEK 238 million in 2000.

Financial Services. Operating income amounted to SEK 325 million (SEK 1,499 million in 2000). Operating income in the established customer-financing companies was stable, but was affected by increased credit losses from truck financing in North America. At the same time, income from operations in South America and Eastern Europe was higher than in previous years. Income from other operations – insurance, real estate and treasury – was higher than in the preceding year. Operating income in 2000 included gains on sale of Volvia’s securities portfolio, SEK 610 million and SEK 38 million in Alecta (formerly SPP) refunds while operating income in 2001 included a gain on the divestment of Volvia’s insurance operation of SEK 562 million.

Other. Operating income in 2001 and 2000 from the Group’s other operations included AB Volvo and certain internal service companies. Furthermore, operating income from the Group’s other operations in 2001 included a dividend received from Scania of SEK 637 million. Operating income from other operations in 2000 included income from the investment in Scania of SEK 341 million reported in accordance with the equity method during the first quarter. In March 2000, the European Commission rejected Volvo's application for approval of the proposed acquisition of Scania. As a result, effective in the second quarter of 2000, Volvo's holding in Scania is no longer reported in accordance with the equity method.

Net interest expense. Net interest expense for the year amounted to SEK 1,000 million (SEK 257 million in 2000). The higher net interest expense was mainly due to the weaker financial position, partly offset by increased yield on net financial assets and lower funding costs in Brazil.

Tax expense. During 2001, a tax income of SEK 326 million was reported compared with a tax expense of SEK 1,510 million for the corresponding period in the preceding year. The tax income relates mainly to an increase in deferred tax assets due to current year losses, partially offset by current tax expenses in non-Swedish subsidiaries.

Minority interests. Minority interests in net income (loss) and in shareholders’ equity in the Volvo Group consisted mainly of the Henlys Group’s participation in Prévost Holding BV (49%) and the minority interests in Volvo Aero Norge AS (22%) and in Volvo Aero Services LP (previously The AGES Group, ALP) (14%). As from October 1, 2001, Volvo's participating interest in Prévost Holding BV amounted to 50% and is accounted for using the proportionate method. As a consequence, effective October 1, 2001 no minority interest is reported.

5.B. Liquidity and Capital Resources

In the Cash flow statement, the effects of major acquisitions and divestments of subsidiaries are excluded from other changes in the balance sheet. The effects of changes in exchange rates on translation of foreign subsidiaries have also been excluded since these effects do not influence cash flow. For further information regarding the impact of changes in foreign exchange rates see "– 5.A. Operating Results – General – Impact of Currency Fluctuations".

Cash flow from operating activities. Cash flow from operating activities increased to SEK 15.3 billion in 2002 from SEK 14.1 billion in 2001, and SEK 8.0 billion in 2000. The increase in 2002 versus 2001 was due mainly to a favorable earnings capacity. The increase between 2001 and 2000 was mainly derived from lower working capital tied up, partially offset by lower earnings.

Cash flow from/used in investing activities. Net cash used in investing activities in 2002 amounted to SEK 14.7 billion, compared with net cash from investing activities of SEK 1.9 billion in 2001 and net cash used in investing activities of SEK 15.2 billion in 2000.

Investments in fixed assets in 2002 amounted to SEK 6.7 billion compared with SEK 8.1 billion and SEK 5.4 billion in 2001 and 2000, respectively. Capital expenditures for property, plant and equipment in 2002 amounted to SEK 4.8 billion (SEK 5.7 billion in 2001 and SEK 4.9 billion in 2000). Capital expenditures in Trucks, which amounted to SEK 3.2 billion (SEK 4.1 billion in 2001 and SEK 3.2 billion in 2000), were made in tools and equipment for the production of new truck models, new engines and increased engine production capacity. Investments were also made in dealer buildings and for increased capacity in the paint shop of Volvo Trucks North America. Capital expenditures for Penta increased to SEK 0.2 billion (SEK 0.1 billion in 2001 and 2000). The level of capital expenditures remained at the same level as last year in Buses SEK 0.1 billion, in Construction equipment SEK 0.4 billion and in Aero SEK 0.2 billion.

Investments in leasing assets amounted to SEK 5.2 billion in 2002 compared with SEK 5.9 billion and SEK 5.7 billion in 2001 and 2000, respectively. Investments in customer-financing receivables (net) during 2002, amounted to SEK 5.7 billion compared with SEK 3.7 billion and SEK 4.5 billion in 2001 and 2000, respectively. The investments pertained mainly to the operations in North America and Western Europe.

Cash flow from investment in shares, net was negative SEK 0.1 billion in 2002. Cash flow from investment in shares in 2001 resulted in a positive cash flow of SEK 3.9 billion and was mainly related to the sale of Volvo’s holding in Mitsubishi Motors Corporation. Investments in shares in 2000 was negative SEK 1.6 billion, of which SEK 1.3 billion was attributable to additional investments in Scania AB. Net acquisitions of subsidiaries and other business units in 2002 affected cash flow negatively by SEK 0.2 billion. Net divestments of subsidiaries and other business units in 2001 resulted in a positive cash flow of SEK 13.0 billion, mainly attributable to the final payment of SEK 12.1 billion from the sale of Volvo Cars, divestment of the insurance operation in Volvia and acquired liquid funds within Mack and Renault V.I. Acquisitions and divestments had no impact on liquid funds in 2000.

Cash flow from financing activities. Net cash flow used in financing activities amounted to SEK 1.8 billion in 2002. Net cash provided by financing activities amounted to SEK 3.2 billion in 2001, excluding the repurchase of own shares, compared with SEK 5.4 billion in 2000. The decrease in loans during 2002 reduced liquid funds, net, of SEK 0.1 billion, of which new borrowing during the year, mainly through the issue of bonds and a commercial paper program, contributed SEK 33.1 billion (amortization of debt was SEK 33.2 billion).

Loans to external parties decreased in a net amount of SEK 1.7 billion during 2002 compared to SEK 0.2 billion and SEK 0.3 billion during 2001 and 2000 respectively.

Dividends paid to AB Volvo shareholders in 2002 totaled SEK 3.4 billion compared to SEK 3.4 billion in 2001 and SEK 3.1 billion in 2000.

Repurchase of own shares in 2001 amounted to SEK 8.3 billion compared to SEK 11.8 billion in 2000.

Change in cash and cash equivalents. The Group’s liquid funds decreased during 2002 by SEK 1.8 billion, of which changes in exchange rates decreased liquid funds by SEK 0.7 billion. Liquid funds at year-end amounted to SEK 25.6 billion. Liquid funds were SEK 27.4 billion at December 31, 2001 and SEK 16.0 billion at December 31, 2000.

Net financial position is calculated as liquid funds and short-term and long-term interest bearing receivables reduced by short-term and long-term interest-bearing loans (including provisions for pensions and other post retirement benefits). Net financial position does not include net financial debt in Volvo Financial Services, since interest expense in these companies is charged against operating income and does not affect consolidated net interest expense/income. The balance sheets as of December 31, 2002, 2001 and 2000 for the Volvo Group with Financial Services consolidated in accordance with the equity method is shown on page 45.

Net financial debt at December 31, 2002 was calculated as follows:

(in millions of SEK)
Liquid funds 1)...……………………………………………...	24,154
Short-term interest-bearing receivables and loans…………….	4,306
Long-term interest-bearing receivables and loans…………….	4,189
Financial assets………………………………………………..	32,649
Loans…………………………………………………………..	22,494
Provisions for pensions and other post-employment benefits…	16,218
Financial liabilities……………………………………………	38,712
Net financial debt……………………………………………..	(6,063)

1) Liquid funds include cash and bank balances and marketable securities. Liquid funds are mainly invested in SEK.

The Group’s net financial debt, which amounted to SEK 7.0 billion at the beginning of the year, totaled a net financial debt of SEK 6.1 billion at December 31, 2002. The decrease was due primarily to positive cash flow from operating activities and currency effects partly offset by dividends paid to AB Volvo shareholders and change in provision for post employment benefits.

The net financial position as a percentage of shareholders’ equity and minority interests was negative 7.7% at the end of 2002 compared with 8.2% at the end of 2001.

Volvo generally maintains lines of credit throughout the geographical areas where it conducts business. The unused portion of committed credit lines, which may be used without restrictions, amounted to approximately SEK 18 billion at the end of 2002. Of these facilities approximately SEK 16 billion consists of stand-by facilities with varying maturities up to the end of 2007.

Credit risks. Credit risks are related to customer credits, to the placement of liquid funds and to engagements in derivative instruments. Credit risk depends on the creditworthiness of counterparts and is reduced through careful evaluation of their ability to fulfill their obligations.

Customer credits comprise of credit granted to agents and dealers as well as loans made to end-customers by customer-financing companies. In addition, an evaluation of the political and economic situation in the purchaser’s country is made in connection with export transactions. At year-end 2002, Volvo’s accounts receivable amounted to SEK 17.2 billion. The average age of these receivables was 32 days.

Operations are governed by common policies for credits and by rules for classifying customers. The credit portfolio is distributed properly among different categories of customers and different industries. Credit risks are managed through active monitoring and follow-up routines and, in appropriate cases, procedures for repossessing products. Allocations are also made to credit-risk reserves. The credit risk in customer financing is distributed among a large number of individual customers and dealers. Collateral is provided in the form of the products being financed. When issuing credit, an effort is made to balance risk exposure and expected yield. Total assets in the consolidated customer-financing companies, consisting mainly of current and long-term accounts receivable, amounted to SEK 64.9 billion in 2002 compared to SEK 68.9 billion in 2001.

The liquidity in the Group is invested mainly in local cash pools or directly with Volvo Treasury. Volvo Treasury invests the liquid funds in the money and capital markets. This concentrates the credit risk within the Group’s in-house bank. All investments must meet criteria for low credit risk and high liquidity. In accordance with Volvo’s credit policy, counterparts for both investments and transactions in derivatives must in general have received a rating of "A" or better from one of the well-established credit-rating institutions.

The derivative instruments used by Volvo to reduce its foreign-exchange and interest-rate risk in turn give rise to a counterparty risk, the risk that a counterparty will not fulfill its part of a forward or option contract, and that a potential gain will not be realized. Transactions with derivative instruments are mainly conducted via Volvo Treasury, which means that the counterparty risk is concentrated within the Group's in-house bank. Where appropriate, the Volvo Group arranges master netting agreements with the counterparties to reduce exposure.

Policies and procedures. The Volvo Group Financial Risk Policies form the basis for each Group company’s action program. Monitoring and control is conducted continuously in each company as well as centrally. Most of the Volvo Group’s financial transactions are carried out through Volvo’s in-house bank, Volvo Treasury, which conducts its operations within established risk mandates and limits.

Commercial exposure. The objective of the Volvo Group Currency Policy is to minimize the short-term impact of adverse exchange rate fluctuations on the Volvo Group’s operating income, by hedging the Group's forecasted transaction exposure, including firm flows. In order to meet the objective of the Volvo Group Currency Policy, forecasted currency flows representing firm exposure and forecasted exposure with a pre-fixed price in local currency should be hedged. Volvo uses forward exchange contracts and currency options to hedge these flows. In accordance with the Group’s currency policy, between 50% and 80% of the net flow in each currency is hedged for the coming 6 months, 30% to 60% for months 7 through 12 and firm flows beyond 12 months should normally be hedged.

Financial exposure. Group companies operate in local currencies. By keeping loans and investments mainly in the local currency, financial exposure is reduced. For companies that have loans and investments in foreign currencies, hedging is carried out in accordance with Volvo’s financial policy, which means no currency risks are assumed.

Interest-rate risks. Interest-rate risks relate to the risk that changes in interest-rate levels affect the Group’s profit. By matching fixed-interest periods of financial assets and liabilities, Volvo reduces the effects of interest-rate changes. Interest-rate swaps are used to change the interest-rate periods of the Group’s financial assets and liabilities. Exchange-rate swaps make it possible to borrow in foreign currencies in different markets without incurring currency risks.

Volvo also holds standardized futures and forward-rate agreements. The majority of these contracts are used to secure interest levels for short-term borrowing or placement.

Liquidity risks. Volvo ensures maintenance of a strong financial position by continuously keeping a certain percentage of sales in liquid assets. A proper balance between short- and long-term borrowing, as well as the ability to borrow in the form of credit facilities, are designed to ensure long-term financing.

Non-current liabilities. Volvo Treasury AB and Volvo Group Finance Europe BV issue most of Group’s non-current liabilities. The total outstanding non-current liabilities, excluding current portion as per year-end amounted to SEK 46.4 billion (SEK 44.8 billion in 2001). The material currencies issued were the Euro, U.S. dollar, Pound Sterling and Canadian Dollar amounting to SEK 26.0 billion, SEK 9.4 billion, SEK 1.0 billion and SEK 1.0 billion, respectively.

Most of Volvo’s non-current liabilities are issued with a fixed interest rate, with currency and interest rate risk hedged using derivative instruments.

The maturity structure of the Group’s non-current liabilities is set considering the long-term funding needs within the Group. Approximately 55% mature within two to three years, 28% within four to five years and 17% within six years or later. See Note 24 to Volvo’s consolidated financial statements.

Residual value risks. Residual-value risk is attributable primarily to contracts involving buy-back or trade-back commitments, residual value guarantees or operational lease contracts. It comprises the risk that the product, at the end of the contract period, has another residual value than foreseen when the contract was entered. This may force Volvo to dispose of used products at a loss. Residual-value risks are managed within Volvo's business areas through solid knowledge of the market, knowledge of product and price trends, and programs supporting the value of second-hand products. It is Volvo’s policy to provide for this exposure on a continuing basis, so that the book value of these vehicles are in line with current and anticipated future price levels on used commercial vehicles.

Repurchase of shares of AB Volvo. At the beginning of 2001, Volvo held 10% of the total number of shares in AB Volvo. Such shares were transferred to Renault SA on January 2 2001, as partial payment for Renault V.I. and Mack. The transfer of shares to Renault SA was treated as an issue of new shares. During the beginning of 2001, Volvo repurchased an additional 10% of the total number of shares outstanding in AB Volvo. As a result, a total of SEK 8.3 billion was transferred to the shareholders of AB Volvo. On February 9, 5% of the total number of shares outstanding were transferred to Renault SA as final payment for the shares of Renault V.I. Volvo thus holds 5% of the total number of registered Volvo A and Volvo B shares.

The total number of outstanding Volvo shares by year-end 2002 amounts to 419,444,842. The average number of outstanding shares was 419,444,842 in 2002.

Long-term financial obligations and other commercial commitments

Long-term financial obligations:

(in millions of SEK)	Payments Due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including current maturities (a)	58,603	12,184	25,545	12,851	8,023
Operating leases	3,287	1,069	944	713	561
Total	61,890	13,253	26,489	13,564	8,584

(a) as recognized in Volvo’s Consolidated Balance Sheet as of December 31, 2002. The Group’s other commercial commitments at December 31, 2002 include:

  commitments to repurchase used products through buy-back contracts and residual value guarantees with external customers in an amount of SEK 12.718 million (these commitments are reflected in Volvo's consolidated financial statements either as non-current liabilities, current liabilities or contingent liabilities).
  guaranteed bank loans and trade bills for associated companies in an amount of SEK 219 million.
  guaranteed bank loans for customers and others in an amount of SEK 1,688 million.
  recourse obligations to receivables that have been transferred (customer-financing operations), less reduction for recognized credit risk in an amount of SEK 1,649 million.
  tax claims in an amount of SEK 982 million for actual or anticipated actions against the Volvo Group for which provisions are not considered necessary.

Capital Expenditures for Property, Plant and Equipment, Intangible Assets and Assets under Operating Leases.

Capital expenditures that had been approved but not yet implemented at year-end 2002 amounted to approximately SEK 5.5 billion. The distribution of these investments, by principal business areas, is as follows:

(In billions of SEK)

Trucks………………………………………………………….	4.2
Buses…………………………………………………………………..	0.5
Construction Equipment……………………………………………	0.1
Volvo Penta………………….………………………………………...	0.1
Volvo Aero….…………………………………………………………	0.1
Other and corporate expenditures…………………………………	0.5
Total……………………………………………………………………	5.5

Historically, Volvo’s principal method of financing capital expenditures and investments has been with funds provided by operations, supplemented by outside borrowings as required. These sources of financing will continue to be utilized. Volvo has sufficient working capital to meet its needs for the foreseeable future.

Financial Services operations

Supplementary income statements and balance sheets

In the supplementary income statements and balance sheets below, all Financial Services activities are separated from Volvo’s other operations in order to show how the activities have developed.

Condensed income statements, Financial Services	2000	2001	2002
	(In millions of SEK)
Net sales……………………………………………………..	9,678	9,495	9,925
Income after financial items ……………………………….	1,499	325	490
Taxes………………………………………………………...	(471)	10	(134)
Net income……………….. ………………………………...	1,028	335	356

(In billions of SEK, except for %)	Volvo Group, excl Financial Services [1]			Financial Services			Total Volvo Group
Condensed balance sheets2)	2000	2001	2002	2000	2001	2002	2000	2001	2002

Assets
Intangible assets	6.8	17.4	16.9	0.1	0.2	0.1	6.9	17.5	17.0
Property, plant and equipment	19.6	30.4	27.8	2.6	2.9	3.1	22.2	33.2	30.8
Assets under operating leases	4.2	15.0	11.1	11.9	14.1	13.3	14.2	27.1	23.5
Shares and participations	37.4	35.1	34.7	0.8	0.2	0.3	30.5	27.8	27.5
Long-term customer finance receivables	0.0	0.0	0.1	23.0	26.3	25.4	22.9	26.1	25.2
Long-term interest bearing receivables	5.1	5.6	4.2	0.0	0.0	0.0	5.0	5.6	4.2
Other long-term receivables	2.2	9.0	8.5	0.1	0.1	0.0	2.2	8.9	8.3
Inventories	23.0	30.6	27.6	0.6	0.5	0.7	23.6	31.1	28.3
Short-term customer finance receivables	0.0	0.1	0.0	19.2	23.7	22.7	18.9	22.7	21.8
Short-term interest bearing receivables	14.2	6.8	4.3	0.0	0.1	0.0	14.2	2.5	1.3
Other short-term receivables	22.7	29.8	25.8	2.6	2.5	2.1	24.1	31.0	25.7
Marketable securities	5.7	13.0	16.6	3.9	0.5	0.1	9.6	13.5	16.7
Cash and bank accounts	5.3	11.9	7.6	1.7	2.4	1.6	6.4	13.9	8.9
Total assets	146.2	204.7	185.2	66.5	73.5	69.4	200.7	260.9	239.2

Shareholders’ equity and liabilities
Shareholders’ equity	88.3	85.2	78.3	7.7	7.6	7.5	88.3	85.2	78.3
Minority interests	0.6	0.4	0.2	0.0	0.0	0.0	0.6	0.4	0.3
Provisions for postemployment benefits	2.6	14.6	16.2	0.0	0.0	0.0	2.6	14.6	16.2
Other provisions	8.4	14.1	13.9	6.6	4.3	2.8	15.0	18.4	16.7
Loans	18.2	29.7	22.5	49.0	58.0	54.3	66.2	81.6	72.4
Other liabilities	28.1	60.7	54.1	3.2	3.6	4.8	28.0	60.7	55.3
Total shareholders’ equity and liabilities	146.2	204.7	185.2	66.5	73.5	69.4	200.7	260.9	239.2
Shareholders’ equity and minority interests as percentage of total assets	60.8	41.8	42.4	11.5	10.3	10.8	44.3	32.8	32.8

1 Financial Services operations are reported in accordance with the equity method.

Net sales and income. The net sales value consists mainly of interest income and fees for rental and leasing contracts. Total sales of SEK 9,925 million in 2002 were 4% higher than in 2001.

Income after financial items amounted to SEK 490 million (SEK 325 million in 2001). Operating income in 2001 included gain on the divestment of Volvia's insurance operations and SEK 670 million to credit losses from truck financing in North America.

Income after financial items was stable in the established customer-financing companies but was adversely affected by high level of provisions for expected losses from financing in North America. Income after financial items was higher than in 2001 in the operations in South America and Eastern Europe.

Income from real estate and treasury was higher than in the preceding year while it was lower from insurance, mainly due to higher claims.

At year-end 2002 the credit portfolio amounted to SEK 61 billion (SEK 64 billion in 2001). Excluding currency effects, the portfolio growth was 8% (9% in 2001). Provision is made for both credit risks and residual-value risks to the degree that residual-value risks are attributable to the customer-financing company. For customers unable to fulfill their contractual obligations, specific provisions for credit risks are made based on an individual assessment of each contract. In addition, in accordance with established policies, provisions are made for estimated credit and residual value losses for each customer-financing company.

Provisions for estimated credit value losses amounted to 2.6% (2.9% in 2001) of the credit portfolio at year-end 2002. Realized credit losses in 2002 amounted to SEK 893 million (SEK 823 billion in 2001).

Financial position. Total assets in Financial Services operations decreased during the year, to SEK 69.4 billion from SEK 73.5 billion in 2001. 37% of the credit portfolio is denominated in USD and 34% in Euro.

Customer and leasing receivables amounted to SEK 48.0 billion compared to SEK 50.0 billion in 2001. Assets under operating leases decreased from 14.1 billion in 2001 to SEK 13.3 billion in 2002.

Volvo’s objective is to maintain an equity/assets ratio of 10% in its Financial Services operations. The equity/assets ratio, calculated as shareholders’ equity and minority interests as percentage of total assets was 10.8% in 2002, compared to 10.3% in 2001 and 11.5% in 2000.

U.S. GAAP information

The Volvo Group’s financial statements have been prepared in accordance with accounting principles generally accepted in Sweden, which vary in certain significant respects from U.S. GAAP. Note 33 (as restated) to Volvo’s consolidated financial statements for 2002 summarizes the effect that the application of U.S. GAAP would have on consolidated net income and shareholders’ equity. Also see Note 33 (as restated) to Volvo’s consolidated financial statements for discussion of the impact of recently issued U.S. accounting pronouncements.

Amounts previously reported as net income and shareholder’s equity in accordance with U.S. GAAP differ from those amounts shown in the consolidated financial statements included in this document. Net loss previously reported for the year ended December 31, 2001 was SEK 3,981 million. Net loss reported in the consolidated financial statements for the year ended December 31, 2001 is SEK 4,320 million. Shareholders’ equity previously reported for the year ended December 31, 2001 was SEK 81,630 million. Shareholders’ equity reported in the consolidated financial statements for the year ended December 31, 2001 is SEK 81,291 million. The decrease in net income and shareholders’ equity relates to an error in calculating the basis adjustment to hedged items in fair value hedges.

Critical Accounting Policies

Volvo’s significant accounting principles are set out on pages F-7 to F-10 of the consolidated financial statements and conform with accounting principles generally accepted in Sweden ("Swedish GAAP"). The preparation of Volvo’s Consolidated Financial Statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. In preparing these financial statements, Volvo’s management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The application of these accounting principles involves the exercise of judgement and use of assumptions as future uncertainties and, as a result, actual results could differ from these estimates. In accordance with Financial Reporting Release No. 60 (FR60) issued by the Securities and Exchange Commission of the United States, registrants are required to provide additional disclosure of accounting principles in which estimates, judgments and assumptions are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements. The accounting principles applied by Volvo that are deemed to meet these criteria are discussed below:

Impairment of goodwill, other intangible assets and other long-lived assets. In accordance with Swedish GAAP, property, plant and equipment, goodwill, intangible assets and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue. If, at the date of the financial statements, there is any indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset should be estimated. The recoverable amount is the higher of the asset’s net selling price and its value in use, estimated with reference to management’s projections of future cash flows. If the recoverable amount of the asset is less than the carrying amount, an impairment loss is recognized and the carrying amount of the asset is reduced to the recoverable amount. Determination of the recoverable amount is based upon management’s projections of future cash flows which are generally made by use of internal business plans or forecasts. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our valuations.

Under U.S. GAAP, prior to 2002, property, plant and equipment, goodwill, intangible assets and certain other long-lived assets were amortized over their useful lives in a manner similar to that adopted under Swedish GAAP. In January, 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," became effective. This standard requires that goodwill amortization cease and instead an annual impairment review of goodwill is required to be performed. Such an impairment review will require management to determine the fair value of Volvo’s reporting units on the basis of projected cash flows and internal business plans and forecasts. Volvo was required to perform an initial impairment review of goodwill in 2002 which has been completed and did not result in an impairment charge. Volvo will be required to perform an annual impairment test of goodwill which may result in impairments of goodwill being recognized in future years.

Residual value risks. In the course of its operations, Volvo is exposed to residual value risks through operating lease agreements and sales combined with repurchase agreements. The products, primarily trucks, for which Volvo has a residual value commitment, are generally recognized in the balance sheet as assets under operating leases. Depreciation expenses for these products are charged on a straight-line basis over the term of the commitment in amounts required to reduce the value of the product to its estimated net realizable value at the end of the commitment. Estimated impairment losses are immediately charged to income in accordance with Swedish GAAP. The estimated net realizable value of the products at the end of the residual value commitments is monitored individually on a continuing basis. In monitoring estimated net realizable value of each product under a residual value commitment, management makesconsideration of current price-level of the used product model, value of options, mileage, condition, future price deterioration due to expected change of market conditions, alternative distribution channels, inventory lead-time, repair and reconditioning costs, handling costs and overhead costs in the used product divisions.

Recoverability of investments in shares and participations. Investments in shares and participations which are not associated companies or joint ventures are valued at cost. Dividends received in respect of such investments are included in income unless received closely after cost was determined. If there is a diminution in value and this diminution is considered to be permanent, the investment is written down to this lower value, and the diminution is charged to income. If a write-down is no longer needed, it is restored to income. The judgement of whether a permanent diminution of value has occurred is made based upon the purpose of the shareholding and its estimated value in use or estimated net selling price.

Under U.S. GAAP, if a diminution in value of an investment is considered to be other than temporary, a write-down is recognized in the income statement of the company. If subsequently the value of the investment recovers, the impairment amount is not reversed.

At December 31, 2002 investments in shares and participations amounted to SEK 27,492 million under Swedish GAAP. At December 31, 2002, the market value of Volvo's investments in listed companies amounted to SEK 16,502 million compared with a book value for these investments of SEK 25,930 million. For further information, see note 13 to the consolidated financial statements included in item 18 of this document.

Deferred taxes. Under Swedish GAAP, deferred taxes are recognized for temporary differences, which arise between the taxable value and reported value of assets and liabilities as well as for unutilized tax-loss carryforwards. Volvo records valuation allowances against deferred tax assets where management does not expect such assets to be realized based upon current forecasts. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, an additional valuation allowance may need to be established that could materially impact our financial position and the results of operations. At December 31, 2002, a valuation allowance of SEK 3,063 million was established for the value of deferred tax assets. Net of this valuation allowance, deferred tax assets net of SEK 6,699 million were recognized in the Group’s balance sheet.

Under U.S. GAAP, income taxes have been provided using the full liability method which is equal to the treatment under Swedish GAAP.

Inventory obsolescence. Inventories are reported at the lower of historical cost, in accordance with the first-in, first-out method (FIFO), or net realizable value. The estimated net realizable value includes management consideration of out-dated articles, over-stocking, physical damages, inventory-lead-time, handling and other selling costs. If the estimated net realizable value is lower than historical cost, a valuation allowance is established for inventory obsolescence. At December 31, 2002, a total valuation allowance of SEK 2,710 million was established in the Group’s balance sheet for inventory obsolescence.

Credit loss reserves. The establishment of credit loss reserves on customer financing receivables is dependent on estimates including assumptions regarding past dues, repossession rates and the recovery rate on the underlying collateral. At December 31, 2002, the total credit loss reserves in Volvo Financial Services amounted to 2.6% of the total credit portfolio.

Pensions and other post-employment benefits. Provisions and costs for post-employment benefits, i.e. mainly pensions and health-care benefits, are dependent on assumptions used by actuaries in calculating such amounts. The appropriate assumptions and actuarial calculations are made separately for each population in the respective countries of Volvo’s operations. The assumptions include discount rates, health care cost trends rates, inflation, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. Discount rate assumptions are based on long-term bond yields available at year-end. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. Inflation assumptions are based on an evaluation of external market indicators. The salary growth assumptions reflect the long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on officially available mortality statistics. Actual results that differ from management’s assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded provisions in such future periods. See Note 33 of the Notes to the Consolidated Financial Statements for more information regarding costs and assumptions for post-employment benefits. At December 31, 2002 provisions for post-employment benefits amounted to SEK 16,236 million.

Product warranty costs. Estimated costs for product warranties are charged to cost of sales when the products are sold. Warranty costs include contractual warranty, campaigns and goodwill warranty (warranty cover in excess of contractual warranty or campaigns which is accepted as a matter of policy or normal practice in order to maintain a good business relation with the customer). Warranty provisions are estimated with consideration of historical claims statistics, the warranty period, the average time-lag between faults occurring and claims to the company and anticipated changes in quality indexes. Differences between actual warranty claims and the estimated claims generally affect the recognized expense and provisions in future periods. Refunds from suppliers, that decrease Volvo’s warranty costs, are recognized to the extent these are considered to be virtually certain. At December 31, 2002 warranty cost provisions amounted to SEK 5,977 million.

Introduction of new accounting policies

For a description of changes in accounting principles see "Note 1 to Volvo’s consolidated financial statements." For a description of changes in US generally accepted accounting principles see "Note 33 to Volvo’s consolidated financial statements".

5.C. Research and Development, Patents and Licenses

For a description of the Company’s research and development activities for the last three years, see "Item 4. Information on the Company — 4.B Business Overview – Research and Development." For a description of the Company's patents and licenses, see "Item 4. Information on the Company — 4.B Business Overview – Patents, Trademarks and Licenses."

Research and development expenses in 2002 amounted to SEK 5,869 million compared with SEK 5,391 million and SEK 4,876 million in 2001 and 2000, respectively. Effective in 2001, Volvo has adopted a new Swedish accounting standard, RR15 Intangible Assets, which in all significant respects complies with the corresponding accounting standard issued by the International Accounting Standards Council (IASC). In accordance with the new accounting standard, expenditures for development of new products and production systems shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. Volvo’s application of the new rules means that very high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. Other research and development expenses are charged to income as incurred. As result of adoption of this new accounting standard, research and development expenses in 2002 and 2001 were reduced by SEK 1,236 million and SEK 1,921 million respectively. In accordance with the transition rules of the new standard, no retroactive application is permitted. See further in Note 1 to the Consolidated Financial Statements.

5.D. Trend Information

For a discussion of trend information see "Item 5. Operating and Financial Review and Prospects - 5.A. Operating Results."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Board of Directors

According to the Swedish Companies Act, the board is elected by the general meeting of shareholders. The members’ terms of office shall be specified in the articles of association. AB Volvo’s articles of association stipulate that members are to be elected at the Annual General Meeting for a term equal to the period up to the time when the next Annual General Meeting has been held. At AB Volvo’s 1995 Annual General Meeting, the Meeting resolved to appoint a nomination committee which was assigned the task to present a proposal regarding election of the Board of Directors and fees to be paid to Board members. The nomination committee, which since then has been appointed at each Annual General Meeting, also provides proposals for election of the auditors, deputy auditors and fees to be paid to them. Under Swedish law, the employees of Volvo have a right to be represented on the Board of Directors. Thus, the employee organizations have a right to appoint a number of board members. The term of office for each such member is decided by the organization appointing the member.

In 2002, Volvo's Board of Directors consisted of eight members elected by the shareholders at the Annual General Meeting. In addition, the Board had three members and two deputy members appointed by employee organizations. The President of AB Volvo is a member of the Board. During 2002, the Board held six regular meetings and one extraordinary meeting.

The Board has adopted work procedures for its internal activities that contain i.e. rules pertaining to the number of Board meetings, matters to be handled at regular meetings of the Board and duties incumbent on the Chairman.

The Board has also issued written instructions specifying when and how information that is required to enable the Board to evaluate the Company's and Group's financial position, should be reported to the Board, as well as the distribution of work between the Board and the President, and in which circumstances the Executive Vice President is to substitute the President.

During the year, the Board reviewed the economic and financial position of the Company and Group on a regular basis. The Board also dealt regularly with matters involving divestments, acquisitions, the establishment of new operations, and matters related to investments in product renewal and product development in the Group's different business areas.

At the Annual General Meeting of AB Volvo on April 9, 2003, the following AB Volvo Board members were reelected: Per-Olof Eriksson, Patrick Faure, Tom Hedelius, Leif Johansson, Finn Johnsson, Lars Ramqvist, Louis Schweitzer and Ken Whipple. Neelie Kroes and Haruko Fukuda were elected as new members.

The Directors and Deputy Directors of AB Volvo, their respective ages as of May 26, 2003, the years in which such positions were attained and their material memberships on the Boards of other companies are:

Name	Age	Position and Other Directorships
Lars Ramqvist	64	Chairman of the Board (since April 1999). Director (since 1998). Honorary Chairman of the Board of Telefonaktiebolaget
LM Ericsson. Member of the Board of Svenska Cellulosa Aktiebolaget SCA. Member of the Royal Swedish Academy
of Sciences and the Royal Swedish Academy of Engineering Sciences.

Per-Olof Eriksson	65	Director (since 1994). Chairman of the Boards of SAPA AB, Thermia AB and Odlander, Fredriksson & Co. Member of the
Boards of AB Custos, SSAB Svenskt Stål AB, Preem Petroleum AB and Assa Abloy. Member of the Royal Swedish Academy
of Engineering Sciences.

Patrick Faure	56	Director (since 2001). Executive Vice President of Renault S.A. and Chairman and CEO of Renault F1 since 1991, Chairman and CEO of Renault V.I. 1998-2001. Member of the Board of VINCI.
Tom Hedelius	63	Director (since 1994). Chairman of the Boards of AB Industrivärden and Bergman & Beving AB. Vice Chairman of the Boards of
Addtech AB and Lagercrantz Group AB. Honorary chairman of the Board of Svenska Handelsbanken. Member of the Board of
Svenska Cellulosa Aktiebolaget SCA.

Leif Johansson	51	Director (since 1997). President of AB Volvo and Chief Executive Officer of the Volvo Group. Member of the Boards of Bristol-Myers
Squibb Company, Confederation of Swedish Entreprise and the Association of Swedish Engineering Industries. Member of the
Royal Swedish Academy of Engineering Sciences.

Finn Johnsson	57	Director (since 1998). President of Mölnlycke Health Care AB. Chairman of the Boards of Handelsbanken Region Väst, Wilson
Logistics Holding AB, Thomas Concrete Group AB and Maersk Medical A/S. Member of the Boards of Skanska AB and AB Industrivärden.

Louis Schweitzer	60	Director (since 2001). Chairman of the Board and CEO of Renault since 1992. CFO and Executive Vice President 1988-1990.
President and Chief Operating Officer 1990-1992. Chairman of the management board Renault Nissan B.V. Member of the Boards of
Compagnie Financière Renault, R.C.I. Banque, Philips, Electricité de France, BNP-Paribas, and Banque de France.

Ken Whipple	68	Director (since 2001). Chairman of the Board and CEO of CMS Energy Corporation, CEO of Glenlore Entreprises. Member of the Board of 14 JP Morgan Fleming Mutual Funds.
Neelie Kroes	61	Director (since 2003). Advisor to the European Transport Commissioner 1989-1991. Cabinet Minister of Transport and Public Works in
the government of the Netherlands 1982-1989. Chairman of the Boards of Port Support International B V and Meyer Monitor. Member
of the Boards of P&O Nedlloyd, Nederlandse Spoorwegen N V, FONDEL Advisor Monitor Company, mmO2 Plc, Cório, Royal Nedlloyd,
Ballast Nedam, Prologis, new Skies Satellites, and Lucent Technologies B V the Netherlands.

Haruko Fukuda	56	Director (since 2003). Senior Advisor at Lazard (since 1999). Member of the Board and President of the World Gold Council 1999-2002,
Vice Chairman of Nikko Europe plc 1994-1997 and a partner in James Capel & Co 1980-1988. Member of the Boards of Foreign &
Colonial Investment Trust plc, Govett European Technology and Income Investment Trust Plc. Member of the Business Advisory Council
of the United Nations Office for Project Service (UNOPS). Chairman of the Advisory Board of Cambridge College, New Hall. Member of
		the Steering Committee of the Arrabida Meetings of the Fundacao Oriente, Portugal. Trustee of Mitsubishi Trust Oxford Foundation.

Lars-Göran Larsson*	55	Director (since 1994).
Olle Ludvigsson*	54	Director (since 1988). Deputy Director 1983 – 1988.
Johnny Rönnkvist*	56	Director (since 1999).
Stellan Rosengren*	42	Deputy Director (since 1999).
Berth Thulin*	51	Deputy Director (since 1999).

* Employee representative

Secretary to the Board
Eva Persson	50	Secretary to the Board (since 1997). Senior Vice President and General Counsel of AB Volvo.

Volvo Group Executive Committee

The members of the Volvo Group Executive Committee are appointed by, and report to, the Chief Executive Officer.

Stefano Chmielewski has been appointed president of Renault Trucks and member of the Volvo Group Executive Committee effective as of May 1, 2003. He succeeds Philippe Mellier who was appointed President of Alstom Transport. In the beginning of 2003 Tryggve Sthen left Volvo for a new appointment as President of SKF Automotive Division. Jorma Halonen, President of Volvo Trucks, Philippe Mellier, President of Renault Trucks and Michel Gigou, President of Volvo Trucks North America, were appointed as members of the Volvo Group Executive Committee effective January 7, 2002.

The senior executive officers of AB Volvo, together with the years in which they were appointed to their respective offices, are as follows:

Name	Age	Position
Leif Johansson	51	President of AB Volvo and Chief Executive Officer of the Volvo Group (since 1997). President and CEO of Electrolux Group (1994-1997), President of AB Electrolux (1991-1997), President of Facit AB (1982-1983), President of Husqvarna Motorcyklar AB (1979-1981). Member of Volvo Board (since 1997).
Lennart Jeansson	61	Executive Vice President of AB Volvo (since 1990) and Deputy CEO (since 1995). President of Volvo Car Corporation (1990-1993). Member of Group Executive Committee (since 1986). Chief Financial Officer of AB Volvo (1986-1990).
Jorma Halonen	54	President of Volvo Truck Corporation (since 2001). Various positions at Scania (1990-2001). Member of Group Executive Committee (since 2002).
Stefano Chmielewski	51	President of Renault Trucks (since May 1, 2003). Senior Vice President Sales, Renault Trucks 2001-2003. Various positions with Iveco and VW 1982-2001. Member of Volvo Group Executive Committee (since May 1, 2003).
Michel Gigou	56	President of Volvo Trucks North America (since 2000) and Chairman of the Board of Mack Trucks, Inc. President of Mack Trucks, Inc. (1996-2000). Previously at Renault S.A, with various positions in Europe. Member of Group Executive Committee (since 2002).
Jan Engström	52	President of Volvo Bus Corporation (since 1999). Senior Vice President of AB Volvo, Chief Financial Officer (1993-1998). Member of Group Executive Committee (since 1993).
Tony Helsham	49	President of Volvo Construction Equipment (since 2000). President and CEO of Euclid Hitachi Heavy Equipment (1995-1998). President of Volvo Construction Equipment Korea, (1998-2000). Member of Group Executive Committee (since 2000).
Staffan Jufors	51	President of AB Volvo Penta (since 1998). Vice President of Volvo Car Corporation, Olofström (1992-1998). Member of the Group Executive Committee (since 1998).
Fred Bodin	56	President of AB Volvo Aero Corporation (since 1997). Senior Vice President of AB Volvo (1993-1997). General Counsel (1988-1997). Member of the Group Executive Committee (since 1993).
Salvatore L Mauro	42	President of Volvo Financial Services (since 2001). President of Volvo Car Finance Europe (1999-2001). Vice President and CFO Volvo Car Finance Inc. (1993-1996). Member of the Group Executive Committee (since 2001).
Lars-Göran Moberg	59	President of Volvo Powertrain (since 2000). Member of the Group Executive Committee (since 2001).
Stefan Johnsson	43	Senior Vice President of AB Volvo and CFO of the Volvo Group (since 1998). President of Volvo Group Finance Sweden (1994–1998). Member of Group Executive Committee (since 1998), responsible for economy, finance, strategic matters and business development.
Eva Persson	50	Senior Vice President of AB Volvo and General Counsel of the Volvo Group (since 1997). Member of Group Executive Committee (since 1997), responsible for legal, tax and security matters.
Per Löjdquist	54	Senior Vice President of AB Volvo (since 1997), responsible for corporate communications and investor relations. Member of the Group Executive Committee (since 1997).
Karl-Erling Trogen	57	Senior Vice President of AB Volvo. President of Volvo Truck Corporation (1994-2000). President of Volvo Trucks North America (1991–1994). Member of the Group Executive Committee (since 1994).

6.B. Compensation

For the year ended December 31, 2002, the aggregate remuneration paid to or accrued by the Company and its subsidiaries for all directors and senior executive officers, as a group, was approximately SEK 85 million (including SEK 14 million of variable salaries in line with the bonus program and other benefits totaling SEK 6 million). In 2002, Leif Johansson, President and Chief Executive Officer, received SEK 9,838,891 in fixed salary and other benefits amounting to SEK 500,834. His variable salary, in line with the bonus program for 2002, was SEK 2,542,000 and a total of SEK 2,694,520 was allocated to pension benefits. The variable salary corresponded to 25.8% of the fixed annual salary and is based on operating income and cash flow.

Leif Johansson, the Group Executive Committee, members of the executive committees of subsidiaries and a number of key executives receive variable salaries in addition to fixed salaries. Variable salaries are based on operating income and cash flow of the Volvo Group and/or of the executive’s company, in accordance with a system established by the Volvo Board in 1993 and reviewed in 2000 and 2001. A variable salary may amount to a maximum of 50% of an executive’s fixed annual salary.

See note 30 to Volvo’s consolidated financial statements for additional information concerning the compensation of the company’s directors and executive officers.

6.C. Board Practices

Volvo has service contracts with the members of the Group Executive Committee and certain other senior executives that provide for benefits on termination of employment that are customary in Sweden, such as severance payments. The rules governing severance payments provide that, when employment is terminated by the Company, an employee is entitled to severance pay equal to the employee’s monthly salary for a period of 12 or 24 months, depending on age at date of severance. In certain contracts, replacing contracts concluded earlier, an employee is entitled to severance payments amounting to the employee’s monthly salary for a period of 30 to 42 months. In agreements concluded after the spring of 1993, severance pay is reduced, in the event the employee gains employment during the severance period, in an amount equal to 75% of income from new employment.

Leif Johansson has twelve months notice of termination from AB Volvo and six months on his own initiative. If Leif Johansson’s employment is terminated by AB Volvo, he is entitled to a severance payment equal to two years’ salary, plus variable salary. The severance payment will be adjusted for any income after the termination of his contract with Volvo.

AB Volvo does not provide its board members with any pension or retirement benefits.

For details regarding the time of appointments for the members of the board and the members of the Group Executive Committee, please refer to "– 6.A. – Directors and Senior Management" above. The members of the board are appointed annually by the ordinary general meeting of the shareholders and their respective term of office is until the next ordinary general meeting of the shareholders has been held. This does not apply to employee representatives who are appointed by their respective trade unions.

In December 2002, the Board of Directors of AB Volvo established an Audit Committee. Finn Johnsson was elected chairman of the Audit Committee and Per-Olof Eriksson and Ken Whipple were appointed members. As assigned by the board, the Audit Committee’s duties include examining internal and external audits and the Company’s financial reporting.

In April, 2003, the Board of Directors of AB Volvo established a Remuneration Committee. Lars Ramqvist was elected chairman of the Remuneration Committee and Tom Hedelius and Louis Schweitzer were appointed members.

6.D. Employees

The number of employees in Volvo as of December 31, 2002, was 71,160.

The following table sets forth the approximate number of employees, by business area, at December 31, 2000, 2001 and 2002:

	2000	2001	2002
Trucks………………………………….	24,320	44,180	43,470
Buses………………………………………………	9,060	6,230	6,660
Construction Equipment…………………………	8,830	7,780	8,410
Volvo Penta………………………………………	1,480	1,370	1,410
Volvo Aero …………………………….	4,240	4,040	3,660
Financial Services…………………………………	1,220	1,080	1,060
Other companies………………………………….	5,120	6,240	6,490
Total, as reported ………………………………	54,270	70,920	71,160

The following table sets forth the approximate number of employees, by geographic area, at December 31, 2000, 2001 and 2002:

	2000	2001	2002
Europe…………………………………………….	37,350	52,150	52,550
North America…………………………………….	11,410	12,670	12,440
South America……………………………………	2,100	2,090	2,020
Asia……………………………………………….	2,570	2,550	2,590
Other markets…………………………………….	840	1,460	1,560
Total, as reported…………………………………	54,270	70,920	71,160

In accordance with customary Swedish practices, factory workers belong to unions within the Swedish Trade Union Confederation and office workers belong to unions within the Federation of Salaried Employees in Industry and Services. Wages and general working conditions are negotiated in collective bargaining at the national level between the employers’ association and the labor union association within each branch of industry. Within the limits established by these agreements, the Company also negotiates directly with the union representing its employees. In accordance with the Swedish Co-Determination Act regarding employee participation in decision making, Volvo is required to negotiate with trade unions regarding important changes in operations and in working and employment conditions. Within the Group, special negotiating committees and other participatory arrangements have been established in each of the business areas.

Since 1988, three employee representatives have been appointed to the Board of Directors and two others as Deputy Members. See "6.A. – Directors and Senior Management."

Operational development. The Volvo Group’s ambition is to establish work forms that increase productivity, enhance quality and consequently improve competitiveness and profitability. Increased knowledge, process orientation, less bureaucracy and greater assumption of responsibility by employees are cornerstones in the continuous process of change that is necessary for sustainable competitiveness.

At the end of 1999, to strengthen and unify the organization, a development program known as "The Volvo Way" was begun. It is designed to make clear how Volvo wants managers and employees to cooperate in the best possible way, and how Group objectives are to be achieved. One of the most important messages in "The Volvo Way" is that Volvo's objectives will be reached more rapidly if employees can release more energy in each situation and feel satisfaction and pride in their work. This will be achieved more readily if there are favorable conditions for each employee to fulfill his or her potential. The implementation of the Volvo Way is largely being conducted by groups working operational development.

6.E. Share Ownership

Board Members	Holdings, May 19, 2003*

Lars Ramqvist	1,000 Volvo Series A shares
Per-Olof Eriksson	6,000 Volvo shares, including 1,000 Series B shares
Patrick Faure	2,000 Volvo Series B shares
Tom Hedelius	2,000 Volvo Series A shares
Leif Johansson	36,724 Volvo shares, including 30,000 Series B shares; 63,866 call options and 63,600 employee stock options.
Finn Johnsson	2,000 Volvo Series B shares
Louis Schweitzer	2,000 Volvo Series B shares
Ken Whipple	None
Neelie Kroes	None
Haruko Fukuda	None
Lars-Göran Larsson	94 Volvo shares, including 50 Series B shares
Olle Ludvigsson	105 Volvo Shares, including 55 Volvo Series B shares
Johnny Rönnkvist	251 Volvo shares, including 50 Series B shares

Deputy Board Members

Stellan Rosengren	250 Volvo Series B shares
Berth Thulin	100 Volvo Series B shares

Executive officers	Holdings, May 19, 2003*

Leif Johansson	36,724 Volvo shares, including 30,000 Series B shares; 63,866 call options and 63,600 employee stock options.
Lennart Jeansson	29,511 Volvo shares, including 28,625 Series B shares; 34,886 call options and 31,800 employee stock options.
Jan Engström	1,237 Volvo shares, including 914 Series B shares; 27,817 call options and 30,440 employee stock options.
Tony Helsham	8,268 call options and 28,626 employee stock options.
Staffan Jufors	1,314 Volvo shares, including 194 Series B shares; 27,661 call options and 35,440 employee stock options.
Fred Bodin	743 Volvo Series A shares; 29,137 call options and 31,440 employee stock options.
Stefan Johnsson	41 Series A shares; 35,506 call options and 31,800 employee stock options
Per Löjdquist	3,224 Volvo shares, including 50 Series B shares; 27,484 call options and 31,800 employee stock options.
Eva Persson	418 Volvo shares, including 200 Series B shares; 2,323 call options and 31,800 employee stock options.
Karl-Erling Trogen	12,434 Volvo Series B shares; 43,316 call options and 31,800 employee stock options.
Salvatore L. Mauro	1,003 American Depositary Receipts (ADRs) of AB Volvo; 25,000 employee stock options.
Lars-Göran Moberg	5,760 Volvo shares, including 5,652 Series B shares; 1,381 call options and 25,000 employee stock options.
Jorma Halonen	None; 25,000 employee stock options.
Stefano Chmielewski	5,000 employee stock options
Michel Gigou	None; 25,000 employee stock options.

* The cumulative shareholdings of the Board members and executive officers corresponds to less than 1% of the votes and shares in the Company.

Option Programs. Volvo currently has two option programs for senior executives, one call option program and one program for employee stock options. The option programs have no dilutive effect on Volvo’s outstanding shares. The options may only be exercised if the holder is employed by Volvo at the end of the vesting period. However, if the holder’s employment with Volvo is terminated for any reason other than dismissal or the holder’s resignation, the options may be exercised in part in relation to how large part of the vesting period the holder has been employed. If the holder retires during the vesting period, he or she may exercise the full number of options.

In October 1998, Volvo announced a call option program with two subscriptions, one in 1999 and one in 2000. For the first subscription in May 1999, options were subscribed to approximately 100 senior executives. For the second subscription in April 2000, options were subscribed to approximately 60 senior executives.

The call options subscribed in May 1999, which can be exercised from May 18, 1999 until May 4, 2004, give the holder the right to acquire 1.03 Series B Volvo shares for each option held from a third party. The exercise price is SEK 290.70. The price of the options is based on a market valuation and was fixed at SEK 68.70 by Trygg-Hansa Livförsäkrings AB. The number of options corresponds to a part of the executive’s variable salary earned. A total of 91,341 options were subscribed. The options were financed 50% by the Company and 50% from the option-holder’s variable salary.

The second subscription took place in April 2000. These options can be exercised from April 28, 2000 until April 27, 2005, and give the holder the right to acquire one Series B Volvo share for each option held from a third party. The exercise price is SEK 315.35. The price of the options is based on market valuation by UBS Warburg and was fixed at SEK 55.75. The number of options corresponds to a part of the executive’s variable salary earned. A total of 120,765 options were subscribed. The options were financed 50% by the Company and 50% from the option holder’s variable salary.

In January 2000, a decision was made to implement a new incentive program for senior executives within the Volvo Group in the form of so-called employee stock options. The decision covers allotment of options for 2000 and 2001. In January 2000, a total of 595,000 options were allotted to 62 senior executives, including President and CEO Leif Johansson, who received 50,000 options. The executives have not made any payment for the options. The employee stock options allotted in January 2000 give the holders the right, from March 31, 2002 through March 31, 2003, to exercise their options or alternatively receive the difference between the actual price at that time and the exercise price determined at allotment. The exercise price is SEK 239.35, which is equal to 110% of the share price at allotment. The theoretical value of the options at allotment was set at SEK 35, using the Black & Scholes pricing model for options. Volvo has hedged the commitments (including social costs) relating to a future increase in share price, through a Total Return Swap. Should the share price be lower than the exercise price at the closing date, Volvo will pay the swap-holder the difference between the actual share price and the exercise price at that time for each outstanding option.

In May, 2001, the second allotment within the employee stock option program took place. The allotment, which was based on the fulfillment of financial goals, covered a total of 163,109 options to 71 senior executives, including President and CEO Leif Johansson, who received 13,600 options. The executives have not made any payment for the options. These employee stock options give the holders the right, from May 4, 2003 through March 31, 2004, to exercise their options or alternatively receive the difference between the actual price at that time and the exercise price determined at allotment. The exercise price is SEK 159, which is equal to 100% of the share price at allotment. The theoretical value of the options at allotment was set at SEK 22, using the Black & Scholes pricing model for options. Volvo has hedged the commitments (including social costs) relating to a future increase in share price, through a Total Return Swap. Should the share price be lower than the exercise price at the closing date, Volvo will pay the swap-holder the difference between the actual share price and the exercise price at that time for each outstanding option.

All obligations related to the employee stock option plans, including the Total Return Swaps, are marked to market on a continuing basis, any change in the obligation is recorded in the income statement. In 2002 the cost for the employee stock option plans amounted to 36 (income 15, cost 50), at December 31, 2002 the provision related to these options amounted to 70.

No employee stock options were allocated in 2002 due to the fact that the targets for 2001 were not achieved.

Profit sharing and Volvo Company Pension. Volvo is a worldwide organization with a global profit sharing scheme. The system, Volvo Profit Sharing, comprises approximately 53,000 employees throughout the world. Implementation of the profit sharing system requires that the return on the Company's shareholders' equity exceed 10%.

Profit sharing involves a focus on Volvo's success factors: growth, product cycle management and operational excellence. Because employees will become shareholders, their understanding of the role of shareholders within the company will increase. Profit sharing also helps to make Volvo more attractive as an employer to both present and future employees. Profit sharing gives employees an additional incentive to have a favorable impact on earnings and to feel a greater sense of solidarity with Volvo. There were no payments for profit sharing to employees for 2002, 2001 and 2000.

Since 1995, Volvo has offered employees in Sweden an extra pension-savings plan via Volvo's 60-Year Fund. Effective in 2000, as a result of the changed conditions for pension-savings, this plan was replaced by the Volvo Company Pension, a defined-contribution pension insurance policy that is paid for by Volvo. The objective is the same as that of the 60-Year Fund: to improve the financial position of employees when they retire with pension benefits.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

7.A. Major Shareholders

As of March 31, 2002, the shares of AB Volvo were divided into two classes, A Shares and B Shares. Each A Share confers one vote per share and each B Share confers one tenth of one vote per share.

On December 31, 2002, Renault SA was known to AB Volvo to be the holder of shares representing 20.0% of the votes and 20.0% of the share capital of AB Volvo. The holding of Renault SA consists of 27,720,989 A Shares and 60,583,188 B Shares. It equals 20.0% of the total number of A Shares and 20.0% of the B Shares. The holding of A Shares equals 6.3% of the total number of shares. The holding of B Shares equals 13.7% of the total number of shares.

On December 31, 2002, certain Franklin-Templeton funds held shares representing 1.5% of the votes and 5.9% of the share capital of AB Volvo. This holding consists of 26,049,296 B Shares equaling 8.6% of the total number of B Shares. The holding of B Shares equals 5.9% of the total number of shares.

On December 31, 2002, Robur fonder (savings funds) was the holder of shares representing 5.8% of the votes and 3.3% of the share capital of AB Volvo. Robur fonder’s holding consists of 9,355,951 A shares and 5,214,843 B Shares. It equals 6.8% of the total number of A shares and 1.7% of the total number of B Shares. The holding of A shares equals 2.1% and the holding of B Shares equals 1.2% of the total number of shares.

As far as known to AB Volvo, it was not directly owned or controlled by another corporation or by any foreign government as of March 31, 2003.

In 2002, Investor divested its holding of 9.7 million Volvo B-shares.

As of March 31, 2003, the directors and members of the executive committee of AB Volvo, as a group, held 107,959 shares of AB Volvo of which 21,482 were A Shares, representing less than one percent of the nominal share capital and voting rights in AB Volvo.

On December 31, 2002, there were approximately 211,000 shareholders of Volvo’s shares registered with the Swedish Securities Register Center, VPC AB ("VPC").

7.B. Related Party Transactions

The Company and Group Companies have entered into various transactions in the normal course of business with Renault S.A. and subsidiaries ("Renault"). Amounts due from and due to Renault amounted to SEK 426 million and SEK 642 million, respectively, at December 31, 2002. Sales to and purchases from Renault amounted to SEK 1,523 million and SEK 3,608 million, respectively, for the year 2002. The sales were mainly from Renault Trucks and consisted of bus components and spare parts. The purchases was mainly made by Renault VI and consisted of light trucks. The transactions also comprise a trademark license from Renault for the use of the trademark "Renault". For information regarding the acquisition of Renault V.I. and Mack trucks see "Item 4. Information on the Company – 4.A. History and Development of Company".

The Company and Group Companies have entered into various transactions in the normal course of business with Deutz AG ("Deutz"). The agreements cover the development and long-term supply by Deutz of certain small and medium size diesel engines. Volvo is a minority shareholder in Deutz.

7.C Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1 See Item 18.

8.A.2 See Item 18.

8.A.3 See Reports of Independent Accountants, pages F-2 through F-3.

8.A.4 We have complied with this requirement.

8.A.5 Not applicable.

8.A.6 See Note 34 to the Financial Statements.

8.A.7 Litigation. In March 1999, an FH 12 Volvo truck was involved in a fire in the Mont Blanc tunnel. The tunnel suffered considerable damage from the fire, which continued for 50 hours. 39 people lost their lives in the fire, and 34 vehicles were trapped in the tunnel. It is still unclear what caused the fire. The Mont Blanc tunnel was re-opened for traffic in 2002.

An expert group has been appointed by the Commercial Court in Nanterre, France to investigate the cause of the fire and the damage it caused. At present, it is not possible to anticipate the result of this investigation or the results of certain other French investigations now in progress regarding the fire. One of the investigations is carried out by an Investigation Magistrate appointed to investigate potential criminal liability for the fire. A number of individuals and companies had formally been placed under investigation before Volvo Truck Corporation (VTC) was also placed under investigation in July 2002. At VTC’s request, the investigtaing magistrate has ordered an additional enquiry on the causes of the fire and VTC is cooperating fully with the investigating magistrate and the experts newly appointed.

A lawsuit has been filed with the Commercial Court in Nanterre by the insurance company employed by the French company that operates the tunnel against certain Volvo Group companies and the trailer manufacturer in which it demands compensation for the losses it claims to have suffered. The plaintiff has requested that the court postpone its decision until the expert group submits its report. Certain Volvo Group companies have further been joined in proceedings before the Civil Court of Bonneville in proceedings instigated by the French Tunnel operating company against Bureau Central Francais, the owner of the truck and its insurers. These proceedings partly overlap with the proceedings in the Commercial Court of Nanterre. Volvo Group companies are also involved in proceedings in connection with the tunnel fire before courts in Aosta, Italy, and Brussels, Belgium. Although the total sums claimed are substantial, Volvo is unable to determine the ultimate outcome of the litigation referred to above.

AB Volvo and Renault SA have a dispute regarding the final value of acquired assets and liabilities in Renault V.I. and Mack. This process could result in an adjustment in the value of the transfer. Any such adjustment will affect the amount of acquired liquid funds and Volvo's reported goodwill amount. The outcome of the dispute cannot be determined with certainty. However, Volvo believes that the outcome will not lead to an increase in goodwill.

On January 10, 2002 Volvo Commercial Finance filed a complaint in the United States District Court for the District of Utah against an individual who was a principal owner of former Volvo truck dealerships for USD 1.3 million in connection with a defaulted promissory note. The defendant filed a separate action in the same court seeking compensatory and punitive damages exceeding USD 500 million and naming as defendants Volvo Trucks North America Inc. and other parties. The court dismissed the plaintiff’s claims in January 2003. In March 2003 Volvo Trucks North America Inc. was served with a new complaint containing allegations significantly similar to the original complaint. Based upon the preliminary review of the allegations of wrongdoing, Volvo believes that those allegations have no basis and intends to vigorously defend its position.

Volvo is involved in a number of other legal proceedings incidental to the normal conduct of its businesses. Volvo does not believe that any liabilities related to such proceedings are likely to be, in the aggregate, material to the financial condition of the Group.

8.A.8 Dividend policy. For a description of the Company’s dividend policy, see "Item 3. Key Information – 3.A. Selected Financial Data."

8.B. Significant Changes

None

ITEM 9. THE OFFER AND LISTINGS.

9.A. Offer and Listing Details

9.A.1. Not applicable.

9.A.2. Not applicable.

9.A.3. Not applicable.

9.A.4

The table below sets forth, for the periods indicated, the high and low closing sales prices in SEK for A shares and B shares traded on the SSE and in U.S. dollars for the ADRs traded on the NASDAQ. The data below reflects price and volume information for trades completed by members of the SSE during the day as well as for inter-dealer trades completed off the SSE and certain inter-dealer trades completed during trading on the previous business day.

A shares		B shares		ADRs
	High	Low	High	Low	High	Low
(SEK per Share)		(SEK per Share)		($ per ADR)
Annual information for the past five years
2002	201	117	209.5	124	20.90	13.40
2001	191.5	114.5	198	121	20.125	11.42
2000	234	137	241	138	27.8125	13.6875
1999	266	184	268.5	190	32.2500	24.0000
1998	275	146	283	152.5	35.5000	19.2500

Quarterly information for the past two years
2003
First Quarter	160.5	130.5	167.5	136	19.45	15.97
2002
First Quarter	207.5	152	216	159.5	20.60	14.65
Second Quarter	201	164.5	209.5	171	20.75	17.72
Third Quarter	187	118.5	194	124	20.90	13.65
Fourth Quarter	166	117	173.5	124	19.18	13.40
2001
First Quarter	191.5	149	198	150	20.125	15.25
Second Quarter	181	145.5	187	152.5	18.35	14.55
Third Quarter	164	114.5	172	121	16.25	11.42
Fourth Quarter	171.5	126.5	179	132	16.95	12.37

Monthly information for most recent six months
March 2003	160.5	130.5	167.5	136	19.45	15.97
February 2003	149	133	156	138.5	18.20	16.45
January 2003	151	130.5	158	138.5	18.21	16.38
December 2002	165.5	134.5	173.5	141.5	18.82	16.05
November 2002	166	129	173	135.5	19.18	14.90
October 2002	142.5	117	149.5	124	15.93	13.40

Fluctuations in the exchange rate between the Swedish Kronor and the U.S. dollar will affect the U.S. dollar equivalent of the Swedish Kronor price of the shares on the SSE.

Price Information on the London Stock Exchange. The table below sets forth for the periods indicated the high and low sale prices for the B shares, on the London Stock Exchange:

	High	Low
	(In SEK per share)
Annual information for the past five years
2002	£14.61	£8.61
2001	210.39	124.04
2000	238	138.5
1999	265.5	186
1998	279	154

2003
First quarter	£13.30	£9.93

2002
First quarter	199.5	182.5
Second quarter	£14.12	£10.65
Third quarter	£13.67	£8.71
Fourth quarter	£12.67	£8.61

2001
First quarter	195	154.5
Second quarter	194.71	158.35
Third quarter	176.87	127.39
Fourth quarter	179.86	130.72

Monthly information for most recent six months
March 2003	£13,30	£10,05
February 2003	£11,51	£10,07
January 2003	£11,51	£9,93
December 2002	£12,67	£10,05
November 2002	£12,16	£9,40
October 2002	£10,86	£8,61

The table below sets forth the average daily volumes of A and B shares, traded on the Stockholmsbörsen, based on total yearly turnover statistics supplied by the Stockholmsbörsen:

	A Shares	B Shares

2002	109,121	1,397,664
2001	161,047	1,377,440
2000	169,031	1,558,416

On March 31, 2003, the closing sales price per share on the Stockholmsbörsen was SEK 150.50, equivalent to $ 17.76 per Share (based on the Noon Buying Rate on such date). Pursuant to the amended and restated Deposit Agreement among AB Volvo, Citibank N.A. as depositary and the holders of ADSs, dated as of August 12, 1994, each ADS represents one B share.

9.A.5. Not applicable.

9.A.6. Not applicable.

9.A.7. Not applicable.

9.B. Plan of Distribution

Not applicable.

9.C Market

The principal market for both Volvo’s A and B Shares is the Stockholmsbörsen. Volvo’s A and B Shares are also traded on the London, Frankfurt, Düsseldorf and Hamburg Stock Exchanges. B Shares are also traded on the Brussels Stock Exchanges. Since December 1984, ADS’s representing AB Volvo’s B Shares (prior to January 1, 1993, Non-Restricted B Shares) have been traded in the United States through Nasdaq. These American Depositary Shares are evidenced by American Depositary Receipts ("ADRs") issued by Citibank, N.A., as depositary, and are traded under the symbol "VOLVY". Each ADS outstanding represents one B Share deposited with Citibank. Citibank has advised Volvo that, as of December 31, 2001, there were 8.3 million ADS’s outstanding and 4,246 record holders. On the basis of this information, the ADS’s held on such date in the United States represented approximately 2% of AB Volvo’s outstanding B Shares. In February 2003, the Board of Directors of AB Volvo decided to apply for a delisting of the Volvo share from the First Market at the Belgian stock exchange, Euronext Brussels.

AB Volvo believes that there has also been very limited over-the-counter market in the United States for its A and B Shares.

Trading on the Stockholmsbörsen continues until 5:30 P.M. each business day. In addition to official trading on the Exchange, there is also trading off the Exchange during official trading hours. The Stockholmsbörsen publishes a daily Official List, which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official List reflects price and volume information for trades completed by members on the floor during the day, as well as for inter-dealer trades completed off the floor and certain inter-dealer trades completed on the floor during the previous business day.

The Annual General Meeting of shareholders authorized the Board of Directors to repurchase and transfer Company shares as follows. The decision concerns an authorization of the Board to decide on the acquisition and/or transfer of Company shares and means that both Series A and Series B shares may be acquired and/or transferred. The Company may acquire shares through offerings directed to all shareholders, or through trading on a stock exchange or another regulated market in which the Company’s shares are listed. The Company is however not allowed to own more than 10% of the total number of shares. For the purpose of financing company acquisitions, transfer of shares held by the Company may occur through an offering directed to all shareholders. Transfer may also take place, with deviation from the shareholders’ preferential rights, to a third party as payment in connection with acquisitions of companies. Payment for transferred shares may be made in cash, consideration in kind, by setting off a claim against the Company or otherwise under additional terms and conditions.

The purpose of the authorization for the Board to decide on the acquisition of the Company’s shares is to continuously be able to adapt the capital structure to the Company’s need for capital and thereby contribute to increased shareholder value and to enable the Company to transfer shares in conjunction with the fulfillment of its obligations in accordance with an already decided incentive program or in conjunction with financing any company acquisition.

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable

9.F Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A Share capital

Not applicable.

10.B Memorandum and articles of association

AB Volvo is registered in the Swedish Companies Register under the number 556012-5790. AB Volvo’s corporate purposes are to concentrate on the following product areas: transportation, food processing, energy and finance (with the exception, however, of activities that are subject to the relevant law on banking activities and credit market companies), management of real estate, goods and chattels and other operations associated with these activities. Set forth below is a summary of certain material provisions of AB Volvo’s Articles of Association and Swedish company legislation. This description does not purport to be complete.

According to the Articles of Association, each Class A Share confers one vote per share and each Class B Share confers one-tenth of one vote per share. In all other respects, AB Volvo’s Class A and B shares rank equally. Notice of the annual ordinary general meeting of shareholders or an extraordinary meeting of shareholders at which a proposal for a change of the Articles of Association will be considered must be given not less than four or more than six weeks prior to the meeting. Notice of any other extraordinary meetings of the shareholders must be given not less than two nor more than six weeks prior to the meeting. In order to be entitled to attend and vote at a general meeting of shareholders, a shareholder must be registered in the register of shareholders ten days prior to the date of the meeting. The Articles of Association provide that the shareholder must give notice to AB Volvo of the intention to attend the meeting not later than the date specified in the notice convening the meeting (a date not earlier than the fifth weekday preceding the meeting). A shareholder may attend and vote at the meeting in person or by proxy. A person designated in the register as a nominee (including the depositary of the ADRs) is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADRs) unless the beneficial owner first arranges to have such owner’s own name entered in the register of shareholders.

According to the Articles of Association the share capital of AB Volvo is comprised of a minimum of SEK 1,900 million and not more than SEK 7,600 million. Each share has a par value of SEK 6.

Apart from specially appointed members and deputy members, the Board of AB Volvo is to consist of not less than six and not more than twelve members with not more than the same number of deputies. Members and deputy members are to be elected annually at the ordinary General Meeting of the shareholders for the time up to and inclusive of the next Ordinary Meeting of the Shareholders.

According to the Swedish Companies Act, a member of the board of directors and the managing director may not take part in matters regarding agreements, litigation or other legal proceedings between the director and the company, between the company and third parties where the director has a material interest in the matter which may conflict with the interests of the company, or agreements between the company and a legal entity which the director may represent, either individually or together with any other person. The directors may not vote compensation to themselves or any members of the board of directors.

The board members are charged with the organization of the company and the management of the company’s operations and the managing director is charged with the day-to-day management of the company in accordance with any guidelines and instructions provided by the board of directors. The managing director thus has borrowing powers only to the extent such borrowing is part of the day-to-day management of the company and in accordance with any guidelines and instructions provided by the board of directors.

Under the Swedish Companies Act, the annual general meeting of the shareholders shall be held within six months of the end of each financial year. The annual report and the audit report, and where the company is a parent company, the consolidated annual report and the audit report on the group shall be presented at such meeting. At the meeting resolutions shall be passed with respect to (i) adoption of the income statement and the balance sheet, (ii) dispositions of the company’s profit and loss according to the adopted balance sheet, (iii) discharge from liability for the members of the board and managing director and (iv) other matters which according to the Swedish Companies Act or the articles of association rest upon the general meeting for resolution.

Under Swedish law, only an annual general meeting of shareholders may authorize the payment of dividends, which may not exceed the amount recommended by the Board of Directors, except that in the event a demand is made by holders of at least 10% of the total number of shares outstanding, a dividend of at least 50% of the net profits for the fiscal year remaining after certain deductions and with certain limitations must be declared. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the Company have not been adopted at the annual general meeting of shareholders of the Company. In a decision to issue new shares shall be specified from which time the new shares are entitled to receive dividends. The right to receive dividends shall, however, commence no later than for the fiscal year during which the shares shall have been fully paid. Any person entered in the share register or in a list pursuant to Chapter 3, s. 12 of the Swedish Companies Act on the stipulated recording date shall be deemed to be entitled to receive a dividend, and, in the event of a bonus issue, new shares due to the holder and to exercise the shareholder’s preferential right to take part in the issue. The right to receive a dividend is time-barred ten years after the decision by the annual general meeting of the shareholders. When said period has lapsed, the Company is entitled to the dividend in question.

Under the Swedish Companies Act, resolutions at the general meeting of the shareholders are normally passed by a simple majority of votes cast. Exceptions include, but are not limited to: (i) resolutions to waive shareholder preferential rights in connection with an issue or to reduce the share capital or to approve a merger, which require a qualified two-thirds majority of the votes cast as well as at least two-thirds of the shares represented at the general meeting; (ii) resolutions which restrict the transferability of shares, or limit the number of shares in respect of which a single shareholder may vote, or which deal with certain other special matters, in which case a minimum quorum and a larger majority, or in some cases unanimity, is required; (iii) resolutions which amend the Articles of Association in other respects, for which a majority consisting of at least two-thirds of the shares represented at the meeting and of the votes cast is required; (iv) resolutions where under the legal position of certain shares would be adversely changed for which, in addition to (iii) above, the approval of all holders of such shares represented at the meeting and representing at least nine-tenths of all such shares is required; and (v) resolutions where under the legal position of an entire class of shares would be adversely changed, for which, in addition to (iii) above, the approval of the holders of at least half of all the shares of such class and of nine-tenths of the shares of such class represented at the meeting is required.

In addition to the quorum rules above, the Swedish Companies Act contains certain other provisions granting rights to a minority of the shareholders. Such rights, subject to the minority reaching certain minimum number, include but are not limited to; (i) the right to have a matter at a general meeting of the shareholders adjourned to a resumed general meeting; (ii) allow the company to institute an action for damages in favour of the company against a board member, the managing director, a shareholder or the auditor; (iii) request that the general meeting declares a dividend in an amount of at least half the sum of the net profit for the financial year remaining after certain deductions; (iv) request that the board convenes an extra ordinary general meeting of the shareholders; (v) request that the County Administrative Board appoints an auditor to take part in the auditing of the company or that the County Administrative Board appoints a special examiner to examine a specific past period or matter relating to the company.

A shareholder or proxy for one or more shareholders may at any general meeting of shareholders, unless the company’s articles of association provide otherwise, cast the full number of votes represented by such holder’s shares. AB Volvo’s Articles of Association do not prevent the shareholders from casting the full number of votes represented by such shareholder’s shares.

There are no provisions in the Articles of Association limiting foreigners’ right to purchase, own, sell or vote for AB Volvo shares. As a general rule under Swedish law, AB Volvo shares may be freely sold to and owned by nationals from other countries than Sweden. In some cases of transactions in AB Volvo shares, certain flagging and ownership examination rules apply to the transaction, irrespective of the nationality of the parties involved.

The Swedish Financial Instruments Trading Act provides that any person, foreign or Swedish, who has acquired or transferred shares in a Swedish limited liability company that has issued shares which are quoted on a securities exchange within the European Economic Area or are, without being listed, quoted on a securities exchange or an authorized market-place in Sweden, shall within seven days thereafter report in writing the acquisition or the transfer to the company and the Swedish exchanges and market-places where shares in the company are quoted or, if the shares are not quoted in Sweden, to the Swedish Financial Supervisory Authority (the FSA), if:

  the acquisition results in the acquirer’s share of the number of votes for all shares in the company reaching or exceeding any of the thresholds 10, 20, 33.33, 50 and 66.67%, or the transfer results in the transferor’s share of the number of votes for all shares in the company falling below any of the thresholds described in (1) above.

In connection with the above, shares owned by persons and companies that are affiliated to or are acting in concert with the acquirer or the transferor shall be treated as if the shares were the acquirer’s or transferor’s own.

It is prevailing market practice on the Swedish securities market pursuant to self-regulation that any person, who holds 5% or more of the capital and/or voting rights in a company, that acquires or transfers shares and/or forms of securities that can be converted into or exchanged into shares in a listed or quoted Swedish limited liability company shall make an announcement when his holding increases or decreases above or below 5% of the share capital or the total number of voting rights in the company, as well as above or below each subsequent 5% threshold. In addition, any person who holds less than 40% of the total voting rights in such company and who acquires shares so that after the acquisition he possesses 40% or more of the votes in the company, shall make a public offer to acquire all of the outstanding shares in the company.

10.C Material contracts
None

10.D Exchange controls

There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold Volvo shares. In addition, since January 1, 1993, there have been no limitations imposed by Swedish law or Volvo’s Articles of Association on the right of non-residents of Sweden or non-citizens of Sweden to hold or vote Volvo shares.

10.E Taxation

General. The taxation discussion set forth below is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to ownership of AB Volvo’s B Shares or ADSs represented by ADRs. The statements of United States and Swedish tax laws set out below are based on the laws in force as of the date of this Annual Report and may be subject to changes in United States or Swedish tax law and in the double taxation convention or treaty between the United States and Sweden, occurring after that date.

The following summary outlines certain United States federal income tax consequences and certain Swedish tax consequences to holders who beneficially own ADSs or B Shares who (i) are individual citizens or residents of the United States for United States tax purposes, corporations created or organized in or under the laws of the United States or of any state thereof, or other entities subject to U.S. federal income tax on a net income basis, and (ii) hold the ADSs or B Shares as capital assets (collectively referred to as "U.S. Holders"). Because this summary is not exhaustive of all possible tax considerations (such as situations involving taxpayers who own (directly, indirectly or by attribution) 10% or more of the voting stock or outstanding share capital of Volvo or who are dealers or whose functional currency is not the dollar), holders of ADSs or B Shares who are subject to taxation in the United States are advised to consult their tax advisors as to the overall United States federal, state and local tax consequences, as well as the overall Swedish tax consequences, of their ownership of ADSs or B Shares. Other holders of ADSs are also urged to consult their own tax advisors as to the overall tax consequences of their ownership of such ADSs or B Shares.

For the purposes of both the convention between the United States of America and Sweden for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, as amended (the "Treaty"), and the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders of ADSs will be treated as the owners of the underlying B Shares that are represented by such ADSs. Accordingly, the United States federal income tax consequences to holders of ADSs, as discussed below, apply as well to holders of B Shares.

Taxation of Dividends. For United States federal income tax purposes, the gross amount of dividends paid (including any Swedish withholding tax thereon) to U.S. Holders of ADSs will be treated as gross income to such holders, but will not be eligible for the dividends-received deduction generally available to corporate shareholders under Section 243 of the Code. The amount of the dividend will be the dollar value of the payment at the time of receipt (which is the date of receipt by the Depositary in the case of ADSs) regardless of whether the payment is in fact converted into U.S. dollars. Kronor or euro paid as dividends will have a tax basis equal to their U.S. dollar value at the time of receipt. Gain or loss, if any, recognized by a U.S. Holder on a sale or disposition of kronor or euro generally will be U.S. source ordinary income or loss.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as the Company to non-residents of Sweden are subject to Swedish withholding tax at a rate of 30%. However, pursuant to the Treaty, dividends paid by the Company to a shareholder who is (i) treated as a resident of the United States for the purpose of application of the Treaty, (ii) who qualifies for treaty benefits under the "Limitations on Benefits"-article of the Treaty, and (iii) who does not have a "permanent establishment" or "fixed place of business" in Sweden to which the receipt of the dividend is attributable will generally be subject to Swedish withholding tax at a reduced rate of 15%. The gross amount of such dividends will be treated as foreign source income for United States federal income tax purposes. This may be relevant in determining the Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, such Swedish withholding taxes will be treated as foreign taxes eligible for credit against such holder’s United States federal income tax liability. The rules governing the foreign tax credit are complex. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to "passive income", or in certain cases "financial services income" (including the dividends distributed to holders of ADSs by the Company), rather than with respect to all worldwide income. The consequences of the separate limitation calculation will depend on the nature and sources of each holder’s income. In lieu of claiming such a credit, a U.S. Holder of ADSs who itemizes deductions may elect to deduct against income all of such Holder’s foreign income taxes in the taxable year. Each U.S. Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Treaty, and whether, and to what extent, a foreign tax credit will be available.

Tax on Sale or Exchange. For United States federal income tax purposes, a U.S. Holder will recognize gain or loss on any sale or exchange of ADSs. Such gain or loss will be capital gain or loss if the ADSs disposed of are held as capital assets. This capital gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. In the case of a U.S. Holder who is an individual, capital gains generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. Gain or loss generally will be U.S. source income or loss.

In general, under the Treaty, a shareholder who is (i) treated as a resident of the United States for the purpose of application of the Treaty, (ii) who qualifies for treaty benefits under the "Limitation on Benefits"-article of the Treaty, and (iii) who does not have a "permanent establishment" or "fixed place of business" in Sweden to which the holding of the Shares or ADSs is attributable and (iv) who was not an individual resident of Sweden within ten years preceding the disposition of the shares or ADSs will not be subject to Swedish tax on any capital gain derived from the sale or exchange of ADSs or the underlying B Shares. Different rules may apply to a shareholder who is resident in more than one country.

Swedish Estate and Gift Taxes. Under Swedish legislation with regard to estate and gift taxes, the transfer of an ADS or B Share by gift or by reason of the death of the owner is subject to Swedish gift or inheritance tax if the donor or decedent is domiciled or resident in Sweden or is a Swedish citizen or is married to a Swedish citizen and has left Sweden less than ten years before the gift transaction or death. If the ADS or B Share was classified among fixed or current assets of a business activity run in Sweden by the donor or decedent, the transfer would also be subject to Swedish gift or estate tax as a general rule. Further, transfers by gift would be subject to Swedish gift tax if either the donor or donee is a Swedish legal entity or if the donee is a Swedish citizen. Under the current convention between Sweden and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates, inheritances and gifts (the "Estate Tax Treaty"), the transfer of an ADS or B Share by a citizen or domiciliary of the United States who is not a Swedish citizen or domiciliary, as defined in the Estate Tax Treaty, by gift or by reason of the death of the owner is generally not subject to Swedish gift or inheritance tax, unless such ADS or B Share (1) forms part of the business property of a permanent establishment situated in Sweden or (2) pertains to a fixed base situated in Sweden and is used for the performance of independent personal services. In cases where the transfer of an ADS or B Share by a citizen or domiciliary of the United States who is not a Swedish citizen by gift or by reason of the death of the owner is subject to both Swedish and United States estate or gift tax, the Estate Tax Treaty generally provides that the United States will allow as a credit against United States tax imposed with respect to the transfer an amount equal to the tax paid to Sweden with respect to such transfer. In the case where a transfer is subject to estate or gift tax in the United States by reason of the transferor’s domicile, and subject to Swedish gift or inheritance tax by reason of the transferor’s citizenship, the Estate Tax Treaty requires Sweden to allow a credit for United States tax paid in respect of such transfer.

Swedish Taxes on Property. In general, under the Treaty, a holder of ADSs who is a resident, corporation or other entity of the United States will not be subject to taxes on property (in Sweden, "förmögenhetsskatt").

United States Information Reporting Backup Withholding. Holders of ADSs or B Shares may, under certain circumstances, be subject to United States information reporting requirements and backup withholding at a current rate of 30% with respect to dividends paid on or the proceeds of a sale, exchange or redemption of ADS, unless such holder provides an accurate taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the approximate claim for refund with the Internal Revenue Service and furnishing any required information. U.S. holders of ADSs or B Shares should consult their tax advisors regarding the application of the backup withholding and information reporting rules.

United States State and Local Taxes. In addition to United States federal income tax, U.S. Holders may be subject to United States state and local taxes with respect to their ADSs or underlying B Shares.

10.F Dividends and paying agents
Not applicable.

10.G Statement by experts
Not applicable.

10.H Documents on display

The documents referred to in this report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

10.I Subsidiary Information
Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Volvo Group is exposed to various types of financial risks. Group-wide policies form the basis for each Group company’s action program. Monitoring and control is conducted continuously in each company as well as centrally. Most of the Volvo Group’s financial transactions are carried out through Volvo’s in-house bank, Volvo Treasury, which conducts its operations within established risk mandates and limits.

The information presented in this item should be read in conjunction with Note 32 to Volvo’s consolidated financial statements for 2002 included elsewhere herein.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivatives instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 as amended by SFAS 137 and 138was adopted by Volvo on January 1, 2001. These statements establish accounting and reporting standards requiring derivative instruments to be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment.

Foreign exchange risks.

Volvo’s currency risks are related to changes in contracted and projected flows of payments (commercial exposure), to payment flows related to loans and investments (financial exposure), and to the translation of assets and liabilities in foreign subsidiaries (equity translation exposure). The objective of the Volvo Group Currency Policy is to minimize the short term impact of adverse exchange rate fluctuations on the Volvo Group’s operating income, by hedging the Group's forecasted transaction exposure, including firmly committed flows. The objective is also to reduce the Group's balance sheet exposure to a minimum. Volvo Group Companies should not assume any unhedged currency risk.

Commercial exposure. In order to meet the objective of the Volvo Group Currency Policy, forecasted currency flows representing firm exposure and forecasted exposure with a pre-fixed price in foreign currency should be hedged. Volvo uses forward exchange contracts and currency options to hedge these flows. In accordance with the Group’s currency policy, between 50% and 80% of the net flow in each currency is hedged for the coming 6 months, 30% to 60% for months 7 through 12 and firm flows beyond 12 months should normally be hedged. The notional value (forward contracts at average contract rates and options at the most favorable of year-end rates and contract rates) of all forward and option contracts as of December 31, 2001 and 2002 was SEK 12,1 billion and SEK 20,9 billion, respectively.

At December 31, 2002, the fair value of all forward and option contracts, pertaining to commercial exposure, at year-end exchange rates was positive SEK 855 million. If assuming an instantaneous 10% strengthening of SEK versus all other currencies, the fair value would be positive SEK 2,655 million and if assuming an instantaneous 10% weakening of SEK, the fair value would be negative SEK 945 million. Actual foreign currency exchange rates rarely move instantaneously in the same direction and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis. According to Swedish GAAP, movements in value of contracts that hedge future flows of commercial payments will not result in any immediate change to the Group’s financial statements. Gains and losses pertaining to the hedge contracts are reported at the same time as gains and losses from the items hedged. The hedges of future flows of commercial payments do not fulfill the requirements for hedge accounting according to US GAAP, SFAS No. 133. The main reason for not qualifying for hedge accounting is that formal documentation was not in place. The hedges are effective from an economic stand point. As hedge accounting is not applied, unrealized profit/loss of outstanding derivatives have affected Group earnings for the period under U.S. GAAP.

Financial exposure. Group companies operate in local currencies. Through loans and investments being mainly in the local currency, financial exposure is reduced. In companies which have loans and investments in foreign currencies, hedging is carried out in accordance with Volvo’s financial policy, which means no currency risk is assumed.

If assuming an instantaneous strengthening or weakening of the SEK versus all other currencies, the effect of financial exchange gains or losses on Volvo’s income would not be material.

Gains and losses pertaining to the hedge contracts are reported at the same time as gains and losses from the items hedged. The hedges are effective from an economic stand point. Hedge accounting is not deemed necessary why unrealized profit/loss of outstanding derivatives have affected Group earnings for the period.

Equity translation exposure. In conjunction with translation of the Group's assets and liabilities in foreign subsidiaries to Swedish kronor a risk arises that the currency rate will have an effect on the consolidated balance sheet. Companies in the Volvo Group are generally formed or acquired with a long term perspective, where equity is used to fund assets that are not to be realized within a foreseeable future. Furthermore, foreign equity exposure is relatively limited in relation to the consolidated equity in the Volvo Group balance sheet.

To avoid extensive equity translation exposure, the level of equity in Volvo Group Companies will be kept at a commercially, legally and fiscally optimal level. At year-end 2002, net assets in subsidiaries and associated companies outside Sweden amounted SEK 23.8 billion.

Hedging of translation exposure from shareholdings in foreign associated companies or minority interest companies will be executed on a case by case basis.

If assuming an instantaneous 10% strengthening of the SEK versus all other currencies, shareholders’ equity would decrease by SEK 2,182 million, after consideration of debt in foreign currencies that are designated as hedge of net assets in foreign subsidiaries. If assuming a corresponding 10% weakening of the SEK, shareholders’ equity would increase by the same amount. Actual foreign currency exchange rates rarely move instantaneously in the same direction and the actual impact of exchange rate changes may thus differ materially from the above sensitivity analysis.

Interest rate risks.

Interest-rate risks relate to the risk that changes in interest-rate levels affect the Group’s profit. By matching fixed-interest periods of financial assets and liabilities, Volvo reduces the effects of interest-rate changes. Volvo's Risk management policy is to reduce the interest rate risk and financial derivative instruments are used as a part of the hedging strategy in order to fulfill this policy. Interest rate swaps are used to change the interest rate bases of the Groups financial assets and liabilities. Cross currency interest-rate swaps make it possible to monitor the interest-rate risk and borrow in foreign currencies in different markets without incurring currency risk. Under Swedish GAAP Interest rate swaps and Cross currency interest rate swaps are accounted for as hedges of assets or liabilities. Volvo also holds standardized futures and forward rate agreements. The majority of these contracts are used to monitor interest levels for short-term borrowing or placements.

Financial derivatives used for interest rate risk management have qualified for hedge accounting under previous US GAAP. Some of these hedging activities did not qualify under the SFAS No. 133.

At year-end 2002, Volvo’s interest bearing debt (excluding Provisions for postemployment benefits) was to a large extent related to its customer financing operations. Volvo Financial Services offers various types of financial products. According to the policy set by the board the interest-rate terms between the receivables/Credit portfolio and debt should be minimized. Within these operations, the degree of matching of interest-rate terms between the receivables portfolio and debt is estimated to approximately 90%. Volvo’s interest-bearing assets, apart from the customer financing portfolio, consisted mainly of cash and bank and marketable securities. Marketable securities were to a large extent invested in interest-bearing securities with short-term maturities.

If assuming an instantaneous 1% (100 basis points) increase of interest rates of all currencies from their levels at December 31, 2001, with all other variables held constant, Volvo’s pre-tax income over a 12 month period would decrease by SEK 13 million. If assuming a corresponding 1% (100 basis points) decrease of interest rates, Volvo’s pre-tax income would increase by the same amount. It should be noted that the assumptions on which this sensitivity analysis is based upon rarely occur in reality. Actual interest rates rarely move instantaneously. Also, the sensitivity analysis assumes a parallel shift of the yield curve and that both assets and liabilities react correspondingly to changes in market interest rates. The impact from actual interest rate movements may thus differ from the above analysis.

Fair Value hedges. Volvo issues fixed and variable rate debt to finance its operations. To achieve the interest rate structure set forth in the Volvo Group interest rate policy financial derivatives are used. As it is Volvo’s objective to mitigate the risk of changes in fair value due to changes in interest rates and foreign exchange rates fixed rate loans are converted to variable rates by the use of interest rate swaps and cross currency interest rate swaps. The interest rate swaps and cross currency interest rate swaps change the fair value exposure of the fixed rate loans to a cash flow exposure, i.e. creates a variable rate debt. The fixed interest rate payments of the loans are matched by a fixed rate received in the swap contracts. The variable rate interest payments on the swaps create the wanted variable rate structure.

The fair value hedges of financial exposure qualify for hedge accounting under U.S. GAAP as stated in SFAS 133. The documentation and effectiveness assessments are in line with the risk management policies set forth by Volvo. The company maintains risk management control systems to monitor interest rate risk. The risk management control systems involve the use of analytical techniques including Value at Risk and different sensitivity analysis.

Other hedging activities. As described under the paragraph Interest rate risks above Volvo Treasury is responsible for the long- and short-term funding for the Group. Volvo Companies finance its businesses mainly through local cash pools with Volvo Treasury. The Customer Finance business is also financed through Volvo Treasury. All interest rate risk within the Customer Finance business is transferred to Volvo Treasury by Customer Finance offsetting the interest risk in the customer portfolios by entering into matching financing with Volvo Treasury. Volvo Treasury uses derivative contracts to handle the interest rate risks occurring between the internal financing transactions and the external debt. These hedging activities do not qualify for hedge accounting under SFAS 133. In those cases the changes in the derivatives´ fair values have affected the net income for the period.

Transition adjustment. As of January 1, 2001 Volvo made a transition adjustment in accordance with SFAS 133, recording a net transition adjustment gain of SEK 3.0 million in net income (net of deferred income tax of SEK –1.3 million) and a net transition adjustment loss of SEK 1.5 million (net of deferred income tax of SEK 1.0 million) in Accumulated Other Comprehensive Income. Further, the adoption of SFAS No. 133 resulted in the Company recognizing derivative instrument assets of SEK 612.4 million and liabilities of SEK 259.5 million, and increasing the carrying amounts of hedged liabilities by SEK 430.0 million and hedged assets by SEK 78.9 million. The transition adjustment regarding assets and liabilities that qualified for hedge accounting prior to FAS 133 will be accrued into income over the average maturity of these items.

Equity price risk. At December 31, 2002, the fair value of Volvo’s investments in shares and participations (for which a fair value was determinable) amounted to SEK 15,537 million. The potential change in fair value resulting from a hypothetical 10% change of prices would be SEK 1,554 million. Movements in fair value of investments in shares will however not result in any immediate change to the Group’s financial statements since fair values are not recognized on the Group balance sheet. For non-current investments in shares, a provision is made for unrealized losses that are deemed to be permanent. With regards to current investments in shares, a provision is made for unrealized losses to the extent they exceed unrealized gains. Unrealized gains are not recorded as income.

Forward-Looking statements. The above discussion and the estimated amounts generated from the sensitivity analyses referred to above include forward-looking statements of market risk, which assume for analytical purposes that certain market conditions may occur. Actual future market conditions may differ materially from such assumptions because the amounts noted previously are the result of analyses used for the purpose of assessing possible risks and the mitigation thereof. Accordingly, the forward-looking statements should not be considered projections by Volvo of future events or losses. (See "Certain forward looking statements").

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15. CONTROLS AND PROCEDURES

The President and Chief Executive Officer and Senior Vice President and Chief Financial Officer of the Volvo Group, after evaluating the effectiveness of the Group's disclosure controls and procedures (as defined in US Exchange Act Rules 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Group's disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this Form 20-F was being prepared.

There were no significant changes in the Group's internal controls or in other factors that could significantly affect these controls subsequent to the date our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group's internal controls requiring corrective actions.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS
Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

INDEX TO FINANCIAL STATEMENTS

Page
AB VOLVO AND SUBSIDIARIES:
Index to Financial Statements	F-1
Reports of independent accountants:	F-2
Consolidated Financial Statements:
Consolidated Income Statements for the Years Ended
December 31, 2000, 2001 and 2002	F-4
Consolidated Balance Sheets at December 31, 2000, 2001 and 2002	F-5
Consolidated Cash Flow Statements for the Years Ended
December 31, 2000, 2001 and 2002	F-6
Notes to the Consolidated Financial Statements	F-7

ITEM 19. EXHIBITS

1. Articles of Association as amended to date (in English translation).

2. Amended and Restated Deposit Agreement among AB Volvo, Citibank N.A. as depositary and holders of ADSs, dated as of August 12, 1994 (incorporated by reference from an exhibit to Amendment No. 1 to the Registration Statement on Form F-6, File No. 33-82222, as filed with the Commission on August 9, 1994)

8. For information concerning Volvo’s group structure and significant subsidiaries, including the name, country of incorporation, proportion of ownership interest and, to the extent different, proportion of voting power held, see "– Note 2 to Volvo’s consolidated financial statements."

12. Certification pursuant to 18 U. S. C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

INDEX TO FINANCIAL STATEMENTS

Page
AB VOLVO AND SUBSIDIARIES:
Reports of independent accountants:	F-2
Consolidated Financial Statements:
Consolidated Income Statements for the Years Ended
December 31, 2000, 2001 and 2002	F-4
Consolidated Balance Sheets at December 31, 2000, 2001 and 2002	F-5
Consolidated Cash Flow Statements for the Years Ended
December 31, 2000, 2001 and 2002	F-6
Notes to the Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and

Shareholders of AB Volvo

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement and consolidated cash-flow statement present fairly, in all material respects, the financial position of AB Volvo and its subsidiaries (the Company) at December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Sweden. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 to the extent summarized in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers AB

Göteborg, Sweden

February 6, 2003

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and

Shareholders of AB Volvo

We have audited the accompanying consolidated balance sheets of AB Volvo and subsidiaries (the Company) as of December 31, 2000 and 2001, and the related consolidated statements of income and cash flow for each of the years in the two year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2001 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net income for each of the years in the two year period ended December 31, 2001 and the determination of shareholders’ equity and financial position at December 31, 2000 and 2001 to the extent summarized in Note 33 (as restated).

Göteborg, Sweden
February 7, 2002 (except as to Note 33 A, which is as of February 6, 2003)
KPMG

Carl Lindgren
Authorized Public Accountant

The Volvo Group

Consolidated income statements

SEK M		2000	2001	2002
Net sales	Note 3	130,07	189,28	186,198
Cost of sales		-104,548	-155,592	-151,569
Gross income		25,522	33,688	34,629
Research and development expenses		-4,876	-5,391	-5,869
Selling expenses		-10,14	-15,766	-16,604
Administrative expenses		-4,974	-6,709	-5,658
Other operating income
and expenses	Note 4	622	-4,096	-4,152
Income from investments in
associated companies	Note 5	444	50	182
Income from other investments	Note 6	70	1,41	309
Restructuring costs	Note 7	–	-3,862	–
Operating income (loss)	Note 8	6,668	-676	2,837
Interest income and similar credits		1,588	1,275	1,217
Interest expenses and similar
charges		-1,845	-2,274	-1,84
Other financial income
and expenses	Note 9	-165	-191	-201
Income (loss) after financial items		6,246	-1,866	2,013
Taxes	Note 10	-1,51	326	-590
Minority interests in net income
(loss)	Note 11	-27	73	-30
Net income (loss)		4,709	-1,467	1,393

Basic and diluted net income (loss) per share, SEK		11.20	(3.50)	3.30

The accompanying notes forms an integral part of these Consolidated Financial Statements

Consolidated balance sheets

SEK M			December 31, 2000		December 31, 2001		December 31, 2002
Assets
Non-current assets
Intangible assets	Note 12		6,925		17,525		17,045
Tangible assets	Note 12
Property, plant and
equipment		22,231		33,234		30,799
Assets under
operating leases		14,216	36,447	27,101	60,335	23,525	54,324

Financial assets
Shares and
participations	Note 13	30,481		27,798		27,492
Long-term customer-
financing receivables	Note 14	22,909		26,075		25,207
Other long-term
receivables	Note 15	7,264	60,654	14,456	68,329	12,485	65,184
Total non-current assets			104,026		146,189		136,553
Current assets
Inventories	Note 16		23,551		31,075		28,305
Short-term receivables
Customer-financing
receivables	Note 17	18,882		22,709		21,791
Other receivables	Note 18	38,316	57,198	33,569	56,278	26,995	48,786

Marketable securities	Note 19		9,568		13,514		16,707
Cash and bank accounts	Note 20		6,4		13,869		8,871
Total current assets			96,717		114,736		102,669
Total assets			200,743		260,925		239,222
Shareholders’ equity
and liabilities
Shareholders’ equity	Note 21
Restricted equity
Share capital		2,649		2,649		2,649
Restricted reserves		13,804	16,453	12,297	14,946	14,093	16,742

Unrestricted equity
Unrestricted reserves		67,176		71,706		60,143
Net income (loss)		4,709	71,885	-1,467	70,239	1,393	61,536
Total shareholders’
equity			88,338		85,185		78,278
Minority interests	Note 11		593		391		247
Provisions
Provisions for
post-employment benefits	Note 22	2,632		14,647		16,236
Provisions for
deferred taxes		2,264		1,044		912
Other provisions	Note 23	12,676	17,572	17,383	33,074	15,809	32,957

Non-current liabilities	Note 24
Bond loans		30,872		30,715		33,87
Other loans		9,533		14,036		12,549
Other long-term liabilities		265	40,67	9,379	54,13	6,704	53,123

Current liabilities	Note 25
Loans		25,828		36,817		26,018
Trade payables		11,377		23,115		22,214
Other current liabilities		16,365	53,57	28,213	88,145	26,385	74,617
Total shareholders’
equity and liabilities			200,743		260,925		239,222

Assets pledged	Note 26		2,99		3,737		3,61
Contingent liabilities	Note 27		6,789		10,441		9,334

The accompanying notes forms an integral part of these Consolidated Financial Statements

The Volvo Group
Notes to consolidated financial statements

Consolidated cash-flow statements

SEK M			2000		2001		2002
Operating activities
Operating income			6,668		-676		2,837
Depreciation and
amortization	Note 8		6,251		9,961		10,844
Other items not
affecting cash	Note 28		-426		539		1,955
Changes in working
capital:
(Increase)/decrease
in receivables			-1,45		2,645		3,649
(Increase)/decrease
in inventories			-1,458		2,813		53
Increase/(decrease)
in liabilities and provisions			-356		992		-2,692
Interest and similar
received			1,262		1,494		942
Interest and similar
items paid			-1,325		-1,862		-1,047
Other financial items			-57		-191		-170
Income taxes paid			-1,084		-1,572		-1,069
Cash flow from operating
activities			8,025		14,143		15,302

Investing activities
Investments in fixed assets		-5,419		-8,09		-6,665
Investments in leasing assets		-5,684		-5,852		-5,179
Disposals of fixed assets and
leasing assets		2,107		2,578		3,162
Customer-financing
receivables, net	Note 28	-4,509		-3,719		-5,739
Shares and
participations, net	Note 28	-1,654		3,936		-88
Acquired and divested
subsidiaries
and other business units,
net	Note 2, 28	-1	-15,16	13,002	1,855	-159	-14,668
Cash flow after net
investments			-7,135		15,998		634

Financing activities
Increase (decrease)
in bond loans and
other loans	Note 28	8,162		6,164		-111
Loans to external parties,
net	Note 28	305		213		1,692
Dividend to AB Volvo
shareholders		-3,091		-3,356		-3,356
Repurchase of own
shares		-11,81		-8,336		–
Dividends to minority
shareholders		-9		–		-13
Other		–	-6,441	132	-5,183	12	-1,776
Change in liquid funds,
excluding
translation differences			-13,576		10,815		-1,142

Translation difference
on liquid funds			275		600		-663
Change in liquid funds			-13,301		11,415		-1,805

Liquid funds, January 1			29,269		15,968		27,383
Liquid funds, December 31			15,968		27,383		25,578

The accompanying notes forms an integral part of these Consolidated Financial Statements.

  The effects of major acquisitions and divestments of subsidiaries in each year have been excluded from other changes in the balance sheet in the cash-flow statement. The effects of currency movements in translation of foreign Group companies have also been excluded since these effects do not affect cash flow. Liquid funds include cash and bank balances and marketable securities.

Notes to consolidated financial statements

Amounts in SEK M unless otherwise specified. The amounts within parentheses refer to the two preceding years; the first figure is for 2001 and the second for 2000.

Note 1 Accounting principles

Volvo’s operations

The Volvo Group’s operations are focused on transport solutions for commercial use and include development, manufacturing and sales of vehicles, machinery and power systems and also transport-related services such as service adapted to customer requirements, financing, insurance and transport information systems. Volvo is, after the acquisition of Renault V.I. and Mack Trucks at the beginning of 2001, the world’s second largest manufacturer of heavy trucks and also one of the world’s largest producers of heavy-diesel engines. Volvo is also one of the world’s largest manufacturers of buses and construction equipment, a successful supplier of marine and industrial power systems, and a key partner to the foremost companies in the aircraft and aerospace industries.

Operating structure

As of 2002, the Volvo Group’s operations are organized in eight business areas: Volvo Trucks, Renault Trucks, Mack Trucks, Buses, Construction Equipment, Volvo Penta, Volvo Aero and Financial Services. In addition to the eight business areas, there are other operations consisting mainly of business units that are designed to support the business areas’ operations. The business units include Powertrain, Volvo IT, Logistics and Parts.

  Each business area, except for Financial Services, has total responsibility for its operating income, operating capital and operating cash-flow. The Financial Services business area has responsibility for its net income and total balance sheet within certain restrictions and principles that are established centrally. In Volvo’s external financial reporting, sales and operating income are reported by product area. Operating income within the business units Powertrain and Parts are distributed to the respective product areas.

  The supervision and coordination of treasury and tax matters is organized centrally to obtain the benefits of a Group-wide approach. The legal structure of the Volvo Group is based on optimal handling of treasury, tax and administrative matters and, accordingly, differs from the operating structure.

The consolidated financial statements for AB Volvo (the Parent Company) and its subsidiaries are prepared in accordance with Swedish GAAP. These accounting principles differ in significant respects from U.S. GAAP, see Note 33.

Changes in accounting principles

As of 2001, Volvo is applying the following new accounting standards issued by the Swedish Financial Accounting Standards Council: RR1:00 Consolidated Financial Statements and Business Combinations, RR12 Tangible Assets, RR13 Associates, RR14 Joint Ventures, RR15 Intangible Assets, RR16 Provisions, Contingent Liabilities and Contingent Assets, RR17 Impairment of Assets, RR18 Income Per Share, RR19, Discontinuing Operations and RR20 Interim Financial Reporting. All accounting standards conform in all significant respects with the corresponding accounting standard issued by the International Accounting Standards Committee (IASC).

  In applying the transition rules as a consequence of the aforementioned accounting standards, there were no retroactive effects on Volvo’s earlier financial statements. In applying the new standards during fiscal year 2001, RR1:00 Consolidated Financial Statements and Business Combinations, RR14 Joint Ventures, RR15 Intangible Assets, RR16 Provisions, Contingent Liabilities and Contingent Assets resulted in a change in Volvo’s accounting principles.

RR1:00 Consolidated Financial Statements

and Business Combinations

In accordance with RR1:00 Consolidated Financial Statements and Business combinations, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined to the market price of the issued shares at the time of the transaction. In accordance with Volvo’s previous accounting principles, such a purchase consideration was determined based on the average market price of the issued shares during ten days prior to the public disclosure of the transaction.

RR14 Joint Ventures

In accordance with RR14 Joint ventures, a joint venture should either be reported by use of the proportionate consolidation method or the equity method. Effective in 2001, the proportionate consolidation method is the preferred method under Volvo’s accounting principles. In previous years, all joint ventures have been reported by use of the equity method.

RR15 Intangible Assets

In accordance with RR15 Intangible Assets, the expenditures for development of new products, production and information systems shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. Volvo’s application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. In accordance with Volvo’s previous accounting principles, all costs for the development of new products, production and information systems were expensed on a current basis.

RR16 Provisions, Contingent Liabilities

and Contingent Assets

In accordance with RR16 Provisions, Contingent Liabilities and Contingent Assets, a provision for decided restructuring measures is reported first when a detailed plan for the implementation of the measures is complete and when this plan is communicated to those who are affected. In accordance with Volvo’s previous accounting principles, a provision for restructuring measures was reported in connection with the measures being decided by the company’s management.

Income from investments in shares

Effective in 2001, Income from investments in associated companies and Income from other investments are included as a part of the operating income rather than as earlier as a part of the financial net. The change has been made as an adaption to Volvo’s internal business control model in connection with the new organization. Comparable figures for previous years have been restated to conform to the changed classification.

Change of accounting principles in 2003

Effective in 2003 Volvo will adopt RR29 Employee benefits in its financial reporting. RR29 Employee benefits, which was issued by the Swedish Financial Accounting Standards Council in December 2002, conforms in all signficant respects with IAS19 Employee benefits issued earlier by the IASC. By adoption of RR29, defined benefit plans for pensions and health-care benefits in all the Group’s subsidiaries will be accounted for with consistent principles. In Volvo’s financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules of the new standard, a transitional liability should be established as per January 1, 2003, determined in accordance with RR29. This transitional liability has been determined to exceed the liability recognized as per December 31, 2002, in accordance with earlier principles with approximately SEK 1.9 billion. The excess liability will consequently be recognized as per January 1, 2003, as an increase of provisions for pensions and similar benefits and a corresponding decrease of shareholders equity. In accordance with the transition rules of the new standard, Volvo will not restate figures for earlier years in accordance with the new accounting standard. Because the Group’s subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR29 will differ for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR29 will mainly have the effect that plan assets invested in Volvo’s Swedish pension foundation as of 2003 will be accounted for at a long-term expected return rather than to be revaluated each closing date to fair value. For Volvo’s subsidiaries in the United States, differences relate to accounting for past service costs and the fact that RR29 does not include rules about minimum liability adjustments.

  Effective in 2003, Volvo will also adopt the following new Swedish accounting standards: RR22 Presentation of financial statements, RR24 Investment property, RR25 Segment reporting, RR26 Events after the balance sheet date, RR27 Financial instrument: Disclosure and presentation and RR28 Accounting for government grants. None of these new standards are expected to have a significant effect on Volvo’s financial statements.

Consolidated accounts

The consolidated accounts comprise the Parent Company, all subsidiaries, joint ventures and associated companies. Subsidiaries are defined as companies in which Volvo holds more than 50% of the voting rights or in which Volvo otherwise has a controlling influence. However, subsidiaries in which Volvo’s holding is temporary are not consolidated. Joint ventures are companies over which Volvo has joint control together with one or more external parties. Associated companies are companies in which Volvo has long-term holdings equal to at least 20% but not more than 50% of the voting rights and has a significant Influence.

The consolidated accounts are prepared in accordance with the principles set forth in the Recommendation of the Swedish Financial Accounting Standards Council, RR1:00, Consolidated Financial Statements and Business Combinations.

All business combinations are accounted for in accordance with the purchase method.

Companies that have been divested are included in the consolidated accounts up to and including the date of divestment. Companies acquired during the year are consolidated as of the date of acquisition.

 Joint ventures are preferably reported by use of the proportionate method of consolidation. A few joint ventures are reported by use of the equity method due to practical reasons.

Holdings in associated companies are reported in accordance with the equity method. The Group’s share of reported income after financial items in such companies, adjusted for minority interests, is included in the consolidated income statement in Income from investments in associated companies, reduced in appropriate cases by amortization of goodwill. The Group’s share of reported taxes in associated companies, is included in Group tax expense.

For practical reasons, most of the associated companies are included in the consolidated accounts with a certain time lag, normally one quarter. Dividends from associated companies are not included in consolidated income. In the consolidated balance sheet, the book value of shareholdings in associated companies is affected by Volvo’s share of the company’s net income, reduced by the amortization of goodwill and by the amount of dividends received.

Accounting for hedges

Loans and other financial instruments used to hedge an underlying position are reported as a hedge. In order to apply hedge accounting, the following criteria must be met: the position being hedged is identified and exposed to exchange-rate or interest-rate movements, the purpose of the loan/instrument is to serve as a hedge and that the hedging effectively protects the underlying position against changes in the market rates. Financial instruments used for the purpose of hedging future currency flows are accounted for as hedges if the currency flows are considered probable to occur.

Foreign currencies

In preparing the consolidated financial statements, all items in the income statements of foreign subsidiaries and joint ventures (except subsidiaries in highly inflationary economies) are translated to Swedish kronor at the average exchange rates during the year (average rate). All balance sheet items except net income are translated at exchange rates at the respective year-ends (year-end rate). The differences in consolidated shareholders’ equity arising as a result of variations between year-end exchange rates are charged or credited directly to shareholders’ equity and classified as restricted or unrestricted reserves. The difference arising in the consolidated balance sheet as a result of the translation of net income, in the income statements, in foreign subsidiaries’ to Swedish kronor at average rates, and in the balance sheets at year-end rate, is charged or credited to unrestricted reserves. Movements in exchange rates change the book value of foreign associated companies. This difference affects restricted reserves directly.

When foreign subsidiaries, joint ventures and associated companies are divested, the accumulated translation difference is reported as a realized gain/loss and, accordingly, affects the capital gain.

Financial statements of subsidiaries operating in highly inflationary economies are translated to Swedish kronor using the monetary method. Monetary items in the balance sheet are translated at year-end rates and nonmonetary balance sheet items and corresponding income statement items are translated at rates in effect at the time of acquisition (historical rates). Other income statement items are translated at average rates. Translation differences are credited to, or charged against, income in the year in which they arise.

In the individual Group companies as well as in the consolidated accounts, receivables and liabilities in foreign currency are valued at year-end exchange rates. In appropriate cases, hedged receivables and liabilities are valued at the underlying forward rate.

Gains and losses pertaining to hedges are reported at the same time as gains and losses of the items hedged. Received premiums or payments for currency options, which hedge currency flows in business transactions, are reported as income/expense during the contract period.

Gains/losses on outstanding currency futures at year-end, which were entered into to hedge future commercial currency flows, are reported at the same time as the commercial flow is realized. For other currency futures that do not fullfil the criteria for hedge accounting a full market valuation is made on a portfolio basis and are credited to, or charged against income.

In valuing financial assets and liabilities whose original currency denomination has been changed as a result of currency swap contracts, the loan amount is accounted for translated to Swedish kronor taking into account the swap contracts.

Exchange differences on loans and other financial instruments in foreign currency, which are used to hedge net assets in foreign subsidiaries and associated companies, are offset against translation differences in the shareholders’ equity of the respective companies.

Exchange gains and losses on payments during the year and on the valuation of assets and liabilities in foreign currencies at year-end are credited to, or charged against, income before taxes and minority interests in the year they arise.

Other financial instruments

Interest-rate contracts and foreign exchange contracts are used to change the underlying financial asset and debt structure and are reported as hedges against such assets and debts.

Interest-rate contracts used as part of the management of the Group’s short-term investments are valued together with these investments in accordance with the portfolio method. Provisions are made for unrealized losses in excess of the unrealized gains within the portfolio.

Interest-rate contracts that do not fullfil the criteria of hedge accounting are valued at the balance sheet date at which time provisions for unrealized losses are made.

Net sales

The Group’s reported net sales pertain mainly to revenues from sales of goods and services. Net sales are reduced by the value of discounts granted and by returns.

Income from the sale of goods is recognized when the goods are delivered to the customers. If, however, the sale of goods is combined with a buy-back agreement or a residual value guarantee, the sale is accounted for as an operating lease transaction if significant risks of the goods are retained in Volvo. Income from the sale of workshop services is recognized when the service is provided. Rental revenues and interest income in conjunction with financial leasing or installment contracts are recognized over the contract period.

Research and development expenses

Effective in 2001, Volvo has adopted RR15 Intangible Assets (see changes in accounting principles above). In accordance with the new accounting standard, expenditures for development of new products and production systems shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. Volvo’s application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. Other research and development expenses are charged to income as incurred.

Warranty expenses

Estimated costs for product warranties are charged to operating expenses when the products are sold. Estimated costs include both expected contractual warranty obligations as well as expected goodwill warranty obligations. Estimated costs are determined based upon historical statistics with consideration of known changes in product quality, repair costs or similar. Costs for campaigns in connection with specific quality problems are charged to operating expenses when the campaign is decided and announced.

Restructuring costs

Restructuring costs are reported as a separate line item in the income statement if they relate to a considerable change of the Group structure. Other restructuring costs are included in Other operating income and expenses. A provision for decided restructuring measures (see changes in accounting principles above) is reported when a detailed plan for the implementation of the measures is complete and when this plan is communicated to those who are affected.

Depreciation, amortization and impairments of tangible and intangible non-current assets

Depreciation is based on the historical cost of the assets, adjusted in appropriate cases by write-downs, and estimated useful lives. Capitalized type-specific tools are generally depreciated over 2 to 8 years. The depreciation period for assets under operating leases is normally 3 to 5 years. Machinery is generally depreciated over 5 to 20 years, and buildings over 25 to 50 years, while the greater part of land improvements are depreciated over 20 years. In connection with its participation in aircraft engine projects with other companies, Volvo Aero in certain cases pays an entrance fee. These entrance fees are capitalized and depreciated over 5 to 10 years.

The difference between depreciation noted above and depreciation allowable for tax purposes is reported by the parent company and in the individual Group companies as accumulated accelerated depreciation, which is included in untaxed reserves. Consolidated reporting of these items is described below under the heading Deferred taxes, allocations and untaxed reserves.

Goodwill is included in intangible assets and amortized over its estimated useful life. The amortization period is 5 to 20 years. The goodwill pertaining to Renault V.I., Mack Trucks, Volvo Construction Equipment, Champion Road Machinery, Volvo Aero Services, Prévost, Nova BUS, Volvo Bus de Mexico, Volvo Construction Equipment Korea and Volvo Aero Norge are being amortized over 20 years due to the holdings’ long-term and strategic importance.

If, at a balance sheet date, there is any indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset is estimated. If the recoverable amount is less than the carrying amount, an impairment loss is recognized and the carrying amount of the asset is reduced to the recoverable amount.

Shares and participations

Investments in shares and participations which are not associated companies or joint ventures are valued at cost. Dividends received in respect of such investments are included in income unless received closely after cost was determined. If there is a diminution in value and this diminution can be considered permanent, the investment is written down to this lower value, and the diminution is charged to income. If a write-down is no longer needed, it is restored to income.

Inventories

Inventories are stated at the lower of cost, in accordance with the first-in, first-out method (FIFO), or net realizable value. Provisions are made for obsolescence.

Marketable securities

Marketable securities are stated at the lower of cost or market value in accordance with the portfolio method.

Liquid funds

Liquid funds include cash and bank balances and marketable securities. Marketable securities to some extent consist of interest-bearing securities with maturities exceeding three months. However, these securities have high liquidity and can easily be converted to cash.

Post-employment benefits

Most of the Volvo Group’s pension commitments are met through continuous payments to independent authorities or bodies that administer the plans. Pension expense corresponding to the fees paid for these defined-contribution pension plans is reported continuously. In certain of Volvo’s subsidiaries, mainly in Sweden and the US, there are defined benefit plans covering pensions and healthcare benefits. For these plans, a provision and annual pension expense are calculated based on the current value of the earned future benefits. Provisions for pensions and annual expenses related to defined pension and healthcare benefits are reported in Volvo’s consolidated balance sheet and income statement by applying the local rules and directives in each country.

Provisions for residual value risks

Residual value risks are attributable to operational lease contracts and sales transactions combined with buy-back agreements or residual value guarantees. Residual value risks are the risks that Volvo in the future would have to dispose used products at a loss if the price development of these products is worse than what was expected when the contracts were entered. Provisions for residual value risks are made on a continuing basis based upon estimations of the used products’ future net realizable values. The estimations of future net realizable values are made with consideration of current prices, expected future price development, expected inventory turnover period and expected variable and fixed selling expenses. If the residual value risks are pertaining to products that are reported as tangible assets in Volvo’s balance sheet, these risks are reflected by depreciation or write-down of the carrying value of these assets. If the residual value risks are pertaining to products which are not reported as assets in Volvo’s balance sheet, these risks are reflected under the line item provisions.

Deferred taxes, allocations and untaxed reserves

Tax legislation in Sweden and other countries sometimes contains rules other than those identified with generally accepted accounting principles, and which pertain to the timing of taxation and measurement of certain commercial transactions. Deferred taxes are provided for on differences which arise between the taxable value and reported value of assets and liabilities (temporary differences) as well as on tax-loss carryforwards. However, with regards to the valuation of deferred tax assets (the value of future tax deductions), these items are recognized provided that it is probable that the amounts can be utilized in connection with future taxable income.

  Tax laws in Sweden and certain other countries allow companies to defer payment of taxes through allocations to untaxed reserves. These items are treated as temporary differences in the consolidated balance sheet, that is, a division is made between deferred tax liability and equity capital (restricted reserves). In the consolidated income statement an allocation to, or withdrawal from, untaxed reserves is divided between deferred taxes and net income for the year.

Application of estimated values

In preparing the year-end financial statements in accordance with generally accepted accounting principles, company management makes certain estimates and assumptions that affect the value of assets and liabilities as well as contingent liabilities at the balance sheet date. Reported amounts for income and expenses in the reporting period are also affected. The actual results may differ from these estimates.

The Volvo Group

Notes to consolidated financial statements

The Volvo Group
Notes to consolidated financial statements

Note 2
Acquisitions and divestments of shares in subsidkaries

Significant acquisitions, formations and divestments within the Group are listed below.

Volvo Aero Services LP

During 2002 VNA Holding Inc acquired an additional 9% of the shares in Volvo Aero Services LP (previously The AGES Group ALP). Thereafter, Volvo owns 95% of Volvo Aero Services LP.

Prévost Holding BV

On October 1, 2001 Volvo Buses divested 1% of Prévost Holding BV, a Canadian and North American bus manufacturer, to Henlys Group Plc. Thereafter Volvo and Henlys Group Plc own 50% of Prévost Holding BV each. Thus, effective on October 1, 2001, Prévost Holding BV is a joint venture and reported in the Volvo Group accounts in accordance with the proportionate consolidation method.

Acrivia AB (former OmniNova Technology AB)

In April 2001, Volvo Buses acquired 65% of Acrivia AB, an engineering company that develops production processes for buses and produce frames for the new TX platform, from TWR Sweden AB. Thereafter, Volvo Buses owns 100% of Acrivia AB.

Low Cab-Over-Engine (LCOE)

On July 27, 2001 Volvo Trucks North America agreed to sell its LCOE business to Grand Vehicle Works Holdings, LLC. By divesting its LCOE operations, Volvo met the condition imposed by U.S. Department of Justice for approval of its acquisition of Mack and Renault V.I.

Volvia

On February 8, 2001, Volvo’s wholly owned subsidiary, Volvia reached an agreement covering the divestment of its insurance operations. The buyer is the If insurance company. The purchase price for the operations was 562.

Renault V.I. and Mack

On January 2, 2001, AB Volvo’s acquisition of Renault’s truck operations, Mack and Renault V.I., became effective. Under the terms of acquisition AB Volvo acquired all the shares of Mack and Renault V.I. in exchange for 15% of the shares in AB Volvo. The purchase price for the shares was set at SEK 10.7 billion, based on the Volvo share price on the acquisition date. Goodwill amounting to SEK 8.4 billion that arose in connection with the acquisition is being amortized over 20 years. In connection with the acquisition, Renault V.I. Finance was acquired for about FRF 154 M.

Eddo Restauranger AB

In December 2000, AB Volvo and Volvo Car Corporation divested in total 51% of the Eddo Restauranger restaurant chain to Amica AB, a company within the Fazer Group. Eddo was 55% owned by AB Volvo and 45% by Volvo Car Corporation. Amica AB acquired the shares in proportion to earlier holdings by AB Volvo and Volvo Car Corporation. AB Volvo sold its remaining 30% holding in Eddo to Amica AB in September 2002.

Duffields of East Anglia Ltd

In July 2000, Volvo Trucks acquired Duffields of East Anglia Ltd, a company that has been a Volvo dealer since 1969. Duffields is represented in the east of England where they operate from ten own dealerships, manage two customer workshops and are responsible for a small independent dealer.

Volvo (Southern Africa) (Pty) Ltd

In February 2000, the new wholly-owned company Volvo (Southern Africa) (Pty) Ltd acquired the assets of the former distributor in South Africa for approximately USD 10 million, including dealerships in South Africa and an assembly plant for trucks and bus chassis in Botswana. The company will run operations within the truck, bus, construction equipment and marine and industrial engines sectors.

Truck Engine Parts Division

In February 2000, Volvo Aero’s Truck Engine Parts Division (TEPD) was taken over by the Finnveden engineering group. TEPD produces components for trucks.

The Volvo Group

Notes to consolidated financial statements

The effects during 2002, 2001 and 2000 on the Volvo Group’s balance sheet and cash flow statement in connection with the acquisition of subsidiaries and other business units are specified in the following table:

	2000	2001	2002
Intangible assets	125	8,914	135
Property, plant and equipment	68	9,126	95
Assets under operating lease	–	10,195	286
Shares and participations	-9	433	-214
Inventories	348	9,361	234
Current receivables	300	8,774	382
Liquid funds	2	4,059	105
Other assets	1	7,674	3
Shareholders’ equity	–	-10,356	–
Minority interests	–	–	119
Provisions	-7	-14,524	-33
Loans	-89	-2,543	-247
Liabilities	-237	-30,02	-582
Acquired net assets	502	1,093	283
Liquid funds paid	-502	-1,093	-283
Liquid funds according to
acquisition analysis	2	4,059	105
Effect on Group
liquid funds	-500	2,966	-178

The effects during 2002 includes wholly owned subsidiaries that previously were accounted for according to the equity method.

The effects during 2002, 2001 and 2000 on the Volvo Group’s balance sheet and cash flow statement in connection with the divestment of subsidiaries and other business units are specified in the following table:

	2000	2001	2002
Intangible assets	-17	-354	–
Property, plant and equipment	-132	-288	-5
Shares and participations	7	–	–
Inventories	-69	-939	-23
Other receivables	-93	-12,139	-43
Liquid funds	-7	-1,824	-13
Minority interests	10	176	–
Provisions	158	2,922	–
Loans	38	420	–
Other liabilities	172	583	52
Divested net assets	67	-11,443	-32
Liquid funds received	506	11,86	32
Liquid funds, divested
companies	-7	-1,824	-13
Effect on Group
liquid funds	499	10,036	19

For comparability, the adjoining table includes Net sales, Operating income, Income after financial items and Net income in 2000 for the Volvo Group proforma, including Mack Trucks Inc and Renault V.I.

The proforma amounts have been prepared by the use of information included in Renault V.I.´s annual report for the year 2000. No adjustment has been made for differences in accounting principles between the Volvo Group and Renault V.I. The proforma calculations include impact of goodwill amortization and payment of consideration for the shares in Renault V.I. The proforma calculation have not been audited by

AB Volvo´s auditörs

	2000	2001	2002
Net sales	185,988	189,28	186,198
Operating income	8,375	-676	2,837
Income after financial items	7,555	-1,666	2,013
Net income	6,191	-1,476	1,393
Basic and diluted
net income per share	14.70	(3.50)	3.30

AB Volvo’s holding of shares

			Dec 31, 2001	Dec 31, 2002
AB Volvo’s holding of shares and	Registration	Percentage	Book value,	Book value,
participations in Group companies	number	holding	SEK M	SEK M

Volvo Global Trucks AB, Sweden	556605-6759	100	8,42	8,42
Volvo Lastvagnar AB, Sweden	556013-9700	100	–	–
Volvo Lastvagnar Sverige AB, Sweden	556411-6878	100	–	–
Volvo Kuorma- ja Linja-autot Oy Ab, Finland	–	100	–	–
Volvo Truck Latvia Sia, Latvia	–	100	–	–
Volvo Truck Czech S R O, Czech Republic	–	100	–	–
Volvo Truck Slovak, Slovakia	–	100	–	–
Volvo Ukraine LLC, Ukraine	–	100	–	–
Volvo do o Beograd, Yugoslavia	–	100	–	–
Volvo Trucks (Deutschland) GmbH, Germany	–	100	–	–
Volvo Europa Truck NV, Belgium	–	100	–	–
Volvo Trucks (Schweiz) AG, Switzerland	–	100	–	–
Volvo Truck España, SA, Spain	–	100	–	–
Volvo Trucks Canada Inc., Canada	–	100	–	–
Volvo Trucks de Mexico, Mexico	–	100	–	–
Volvo do Brasil Veiculos Ltda, Brazil	–	100	–	–
Volvo Peru Sociedad Anonima, Peru	–	100	–	–
Volvo Truck (Thailand) Co. Ltd., Thailand	–	100	–	–
Volvo Truck East Asia (Pte) Ltd., Singapore	–	100	–	–
Volvo Truck Korea Ltd., South Korea	–	100	–	–
Volvo Truck Australia Pty Ltd., Australia	–	100	–	–
Volvo India Ltd., India	–	100	–	–
Renault V I, France	–	–	–	–
France Vehicules Industriels, France	–	100	–	–
Renault Trucks UK Ltd, Great Britain	–	100	–	–
Renault Trucks Nederland BV, Netherlands	–	100	–	–
Renault VI Belgique, Belgium	–	100	–	–
Renault LKW Deutschland GmbH, Germany	–	100	–	–
Renault Lastbiler Danmark A/S, Denmark	–	100	–	–
Renault Vehicules Industriels Suisse, Switzerland	–	100	–	–
Renault Vehiculos Industriales SA, Spain	–	100	–	–
Renault Trucks, España, Spain	–	100	–	–

			Dec 31, 2001	Dec 31, 2002
AB Volvo’s holding of shares and	Registration	Percentage	Book value,	Book value,
participations in Group companies	number	holding	SEK M	SEK M
Renault Vehicules Industriels Italia Spa, Italy	–	100	–	–
Renault LKW Osterreich GmbH, Austria	–	100	–	–
Renault Trucks Polska SP Z.OO, Poland	–	100	–	–
Renault Trucks Hungaria KFT, Hungaria	–	100	–	–
Renault Trucks CR, SRO, The Czech Republic	–	100	–	–
Renault Trucks Argentina, Argentina	–	100	–	–
SARL Renault Trucks Algerie, Algeria	–	100	–	–
Mack Trucks Inc, USA	–	100	3,225	3,225
Kansas City Mack Sales & Service, Inc., USA	–	100	–	–
Mack Canada, Canada	–	100	–	–
Mack Leasing System, Inc., USA	–	100	–	–
Mack de Venezuela, C.A., Venezuela	–	100	–	–
Mack Vehiculos Industriales, C.A., Venezuela	–	100	–	–
Mack Trucks South Africa Pty, South Africa	–	100	–	–
Mack Vehucolos Industriales de Mexico SA de CV,
Mexico	–	100	–	–
Mack Trucks Australia Pty Ltd., Australia	–	100	–	–
Volvo Bussar AB, Sweden	556197-3826	100	2,885	2,912
Säffle Karosseri AB, Sweden	556058-3485	100	–	–
Carrus Oy, Finland	–	100	–	–
Volvo Busse Deutschland GmbH, Germany	–	100	–	–
Volvo Poland Sp.Zo. O, Poland	–	100	–	–
Prévost Holding BV, Canada 1	–	50	–	–
Acrivia AB, Sweden	556540-1691	100	–	–
Volvo Construction Equipment NV, Beesd,
The Netherlands	–	100	2,582	2,582
Volvo Wheel Loaders AB, Sweden	556310-1319	100	–	–
Volvo Construction Equipment Components AB,
Sweden	556527-6820	100	–	–
Volvo Articulated Haulers AB, Sweden	556360-1615	100	–	–
Volvo Construction Equipment Customer
Support AB, Sweden	556310-1301	100	–	–
Volvo Construction Equipment International AB,
Sweden	556310-1293	100	–	–
Volvo Construction Equipment Cabs AB,
Sverige	556527-6838	100	–	–
Volvo Construction Equipment Europe Ltd.,
Great Britain	–	100	–	–
Volvo Construction Equipment Europe GmbH,
Germany	–	100	–	–
Volvo Compact Service Equipment GmbH,
Germany	–	100	–	–
Volvo Motor Graders, Ltd., Canada	–	100	–	–
AB Volvo Penta, Sweden	556034-1330	100	421	421
Volvo Penta Norden AB, Sweden	556127-7533	100	–	–
Volvo Penta Central Europe GmbH, Germany	–	100	–	–
Volvo Penta Espana, SA, Spain	–	100	–	–
Volvo Penta Asia (Pte) Ltd., Singapore	–	100	–	–
Volvo Aero AB, Sweden	556029-0347	100	2,885	2,885
Volvo Aero Engine Services AB, Sweden	556328-9171	100	–	–
Volvo Aero Support AB, Sweden	556413-0184	100	–	–
Volvo Aero Norge AS, Norway	–	78	–	–

The Volvo Group

Notes to consolidated financial statements
				Dec 31, 2001
AB Volvo’s holding of shares and	Registration	Percentage	Book value,	Book value,
in Group companies (cont.)	number	holding	SEK M	SEK M
VNA Holding Inc, United States	–	100	2,456	3,51
Volvo Trucks North America, Inc.,
United States	–	100	–	–
Volvo Construction Equipment
North America Inc., United States	–	100	–	–
Volvo Penta of The Americas, Inc.,
United States	–	100	–	–
Volvo Aero North America Inc.,
United States	–	100	–	–
Volvo Aero Services LP, USA	–	95	–	–
Volvo Treasury North America Inc.,
United States	–	100	–	–
Volvo Treasury AB, Sweden	556135-4449	100	3,044	3,044
Volvo Powertrain AB, Sweden	556000-0753	100	166	166
Volvo Parts AB, Sweden	556365-9746	100	200	200
Volvo Group Insurance
Försäkrings AB, Sweden	516401-8037	100	182	182
Volvo Information Technology AB,
Sweden	556103-2698	100	8	8
Volvo Financial Services AB,
Sweden	556000-5406	100	486	486
Sotrof AB, Sweden	556519-4494	100	2,888	2,488
Volvo Technology Transfer AB,
Sweden	556542-4370	100	236	286
Celero Support AB, Sweden	556039-1798	100	25	25
Volvo Holding Sverige AB, Sweden	556539-9853	100	5,693	5,693
Volvo Group Finance Europe BV,
The Netherlands	–	100	1,003	1,003
Volvo Construction Equipment
Korea Co. Ltd., South Korea	–	100	–	–
Volvo Truck & Bus Ltd., Great Britain	–	100	413	413
Volvo China Investment Co. Ltd., China	–	100	275	275
Volvo Holding Mexico, Mexico	–	100	189	278
Volvo Holding Danmark AS, Denmark	–	100	104	104
Volvo Norge AS, Norway	–	100	56	56
Volvo Bus de Mexico, Mexico	–	100	50	50
Other holdings			248	238
Total book value, Group companies 2			38,14	38,95

1 Effective on October 1, 2001, Prévost Holding BV is a joint venture with Henlys Plc and reported in the Volvo Group accounts in accordance with the proportionate consolidation method.
2 AB Volvo’s share of shareholders’ equity in subsidiaries (including equity in untaxed reserves) was 49,657 (39,752).

The Volvo Group

Notes to consolidated financial statements

Note 3 Net sales

Net sales per business and market area are shown in note 34.

Note 4
Other operating income and expenses	2000	2001	2002
Losses on forward and options contracts	-700	-2,044	-195
Exchange rate differences on trade receivables
and payables	436	411	-266
Amortization of goodwill	-491	-1,058	-1,094
Change in allowances for doubtful receivables,
customer financing	-397	-1,326	-1,018
Change in allowances for doubtful receivables,
other	-172	-415	-362
Surplus funds from Alecta (previously SPP)	683	43	–
Gain on sale of Volvia’s securities portfolio	610	–	–
Gain on sale of Volvia’s insurance operations	–	562	–
Adjustment of the gain on sale of Volvo Cars	520	90	–
Other income and expenses	133	-359	-1,217
Total	622	-4,096	-4,152

Note 5 Income from investments in associated companies

Volvo’s share of income after financial items, in associated companies, is shown below:

	Income (loss)			Dividends received

	2000	2001	2002	2000	2001	2002
Bilia AB	120	151	128	41	42	44
Xian Silver Bus Corp	13	27	29	–	–	–
Turbec AB	-44	-67	-67	–	–	–
Petro Stopping Centers Holding LP	-46	-73	-57	–	–	–
Shanghai Sunwin Bus Corp	–	-31	-23	–	–	–
Aviation Lease Finance	–	24	51	–	–	–
Other companies	33	-79	77	55	8	20
Holdings no longer reported as
equity method investments
AB Volvofinans 1	111	46	–	8	9	–
Scania AB 2	341	–	–	637	–	–
Arrow Truck Sales 3	-76	–	–	–	–	–
Acrivia AB (OmniNova Technology AB) 3	-17	–	–	–	–	–
Other companies	–	–	–	–	15	–
Subtotal	435	-2	138	741	74	64
Gains (losses) on sale of shares
in associated companies
Eddo Restauranger AB 4	–	–	32
Volvofinans	–	61	–
Other companies	9	-9	12
Subtotal	9	52	44
Total income from investments
in associated companies	444	50	182

1 Divested in 2001.

2 On March 14, 2000 the European Commission rejected Volvo’s application for approval of Volvo’s proposed acquisition of Scania. As a result, Volvo’s holding in Scania is no longer reported in accordance with the equity method.

3 From 2001 a subsidiary of AB Volvo.

4 Divested in 2002

Note 6 Income from other investments

	2000	2001	2002
Dividends received
Scania AB 1	–	637	319
Henlys Group Plc	23	25	7
Holdings of Volvo Technology Transfer 2	–	26	–
Other	3	6	3
Subtotal	26	694	329
Gain (loss) on sales of shares
Mitsubishi Motors 3	–	768	–
Holdings of Volvo Technology Transfer 2	105	-10	-16
Other 4	-61	-42	-4
Subtotal	44	716	-20
Total	70	1,41	309

1 In 2000 accounted for by the equity method and included in Income from investments in associated companies.

2 A Volvo venture-capital company.

3 Excluding costs of 194 for terminating the distribution of Mitsubishi Canter as well as costs for terminated development projects.

4 Including write-down of shares.

Note 7 Restructuring costs

Restructuring costs in 2001 amounted to 3,862 of which 3,106 for Trucks, 392 for Buses and 364 for Construction Equipment.

  Restructuring costs in Trucks included costs for the integration of Mack Trucks and Renault Trucks in order to secure coordination gains made possible through the acquisition. The integration measures included reduction of the North American production capacity through a decision to close Mack’s Winnsboro plant and transfer of production to Volvo’s New River Valley plant. Integration measures further included restructuring of the global distribution system and production structure. In addition to the integration measures, restructuring costs in Trucks included significant personnel reductions due to the prevailing business conditions, especially in North America. Restructuring costs in Buses were attributable to the shut down of Nova Bus’ plant for city buses in Roswell, US. In Construction Equipment, restructuring measures were pertaining to close down of fabrication in the Asheville plant, US, and to an overall redundancy program.

  Of the total restructuring costs, 2,259 was attributable to contractual pensions and excess personnel, 573 was attributable to writedowns of assets and the remainder, 1,030 to other restructuring costs.

Note 8 Operating income (loss)

Operating income (loss) by business area is shown in note 34. Depreciation and amortization are included in operating income and are specified by type of asset as shown below:

	2000	2001	2002
Intangible assets	648	1,265	1,586
Property, plant and equipment	2,733	4,545	4,134
Assets under operating leases	2,87	4,151	5,124
Total	6,251	9,961	10,844

Note 9 Other financial income and expenses

Other financial income and expenses include exchange losses amounting to 55 (gain 59; gain 52).

The Volvo Group

Notes to consolidated financial statements

Note 10 Taxes

after financial items was distributed as follows:

	2000	2001	2002
Sweden	3,983	-4,062	-2,448
Outside Sweden	1,828	2,198	4,323
Share of income (loss) in associated
companies	435	-2	138
Total	6,246	-1,866	2,013

Tax expense was distributed as follows:
	2000	2001	2002
Current taxes:
Sweden	-755	-111	-77
Outside Sweden	-291	-503	-569
Subtotal	-1,046	-614	-646
Deferred taxes:
Sweden	23	820	762
Outside Sweden	-243	162	-641
Subtotal	-220	982	121
Associated companies	-244	-42	-65
Total taxes	-1,51	326	-590

Provisions have been made for estimated tax charges that may arise as a result of prior tax audits in the Volvo Group. Tax claims for which no provision has been deemed necessary of approximately 982 (1,151; 2,071) are included among contingent liabilities.

  Deferred taxes relate to estimated tax on the change in tax-loss carryforwards and temporary differences. Deferred tax assets are reported to the extent that it is probable that the amount can be utilized against future taxable income.

  At year-end 2002, the Group had tax-loss carryforwards of about 17,300 , of which approximately 8,000 was recognized in calculating deferred taxes. Accordingly, tax-loss carryforwards of about 9,300 may be utilized to reduce tax expense in future years. Of the total tax-loss carryforwards, about 4,300 expire within 5 years.

  The Swedish corporate income tax rate is 28%. The table below shows the principal reason for the difference between this rate and the Group’s tax rate, based on income after financial items.

	2000,00%	2001,00%	2002,00%
Swedish corporate income tax rates	28	28	28
Difference in tax rate in various countries	2	6	8
Capital gains	-2	7	-2
Other non-taxable income	-2	28	-16
Amortization of goodwill	2	-17	17
Other non-deductible expenses	2	-16	15
Recognition of deferred tax assets 1	-5	-19	-13
Other, net	-3	2	-9
Tax rate for the Group, excluding equity
method	22	19	28
Equity method	2	-2	1
Tax rate for the Group	24	17	29

1 Including utilization of tax loss carryforwards.

Specification of deferred
tax assets and tax liabilities	2000	2001	2002
Deferred tax assets:
Tax-loss carryforwards, gross	1,698	5,464	5,725
Other tax deductions	303	501	343
Internal profit on inventories	221	359	280
Provisions for doubtful receivables	157	596	536
Provisions for warranties	555	1,203	997
Provisions for pensions and other
post-employment benefits	708	4,641	4,971
Provisions for restructuring measures	206	895	622
Other deductible temporary differences	1,029	3,510	2,950
	4,877	17,169	16,424
Valuation allowance	(613)	(2,676)	(3,063)
Deferred tax assets after deduction for
valuation allowance	4,264	14,493	13,361
Deferred tax liabilities:
Accelerated depreciation on property,
plant and equipment	1,180	2,081	2,059
Accelerated depreciation on leasing assets	1,432	2,542	684
LIFO valuation of inventories	167	916	1,075
Product and software development	–	571	951
Untaxed reserves	721	543	564
Other taxable temporary differences	1,501	1,143	1,329
	5,001	7,796	6,662
Deferred tax assets (liabilities), net	(737)	6,697	6,699

Deferred taxes are partially recognized in the balance sheet on a net basis after taking into account offsetting possibilities.

Note 11 Minority interests

Minority interests in net income (loss) and in shareholders’ equity consisted mainly of the minority interests in Volvo Aero Norge AS (22%) and in Volvo Aero Services LP (previously The AGES Group, ALP, 5%). The Henlys Group’s holding (49%) in Prévost Holding BV was reported as minority interest up to the third quarter 2001. As of October 1, 2001, Henlys’ ownership interest was increased to 50% and Prévost Holding BV is from this date consolidated by the proportionate method.

Note 12 Intangible and tangible assets

	Value in	Value in						Value in
	balance	balance			Subsidaries			balance
	sheet	sheet	Invest-	Sales/	acquired and	Translation	Reclassi-	sheet
Acquisition costs	2000	2001	ments	scrapping	divested 4	differences	fications	2002

Goodwill	7,323	15,974	–	(269)	135	(963)	(90)	14,787
Entrance fees, aircraft
engine programs	1,678	2,089	272	–	–	4	(249)	2,116
Product and software development	–	2,039	1,664	–	–	11	235	3,949
Other intangible assets	1,889	2,263	75	(47)	–	(159)	(10)	2,122
Total intangible assets	10,890	22,365	2,011	(316)	135	(1,107)	(114)	22,974
Buildings	12,044	17,049	982	(335)	134	(1,123)	(19)	16,688
Land and land improvements	2,790	4,592	159	(259)	21	(355)	11	4,169
Machinery and equipment 1	26,976	39,135	3,259	(1,723)	72	(3,036)	718	38,425
Construction in progress
including advance payments	1,388	2,752	402	(1)	–	(294)	(748)	2,111
Total buildings, machinery and
equipment	43,198	63,528	4,802	(2,318)	227	(4,808)	(38)	61,393
Assets under operating leases	19,254	42,077	5,424	(4,572)	451	(4,043)	30	39,367
Total tangible assets	62,452	105,605	10,226	(6,890)	678	(8,851)	(8)	100,760

The Volvo Group

Notes to consolidated financial statements

	Value in	Value in	Deprecia-		Subsidaries	Trans-		Value in	Book value
Accumulated	balance	balance	tion and		acquired	lation	Re-	balance	in balance
depreciation and	sheet	sheet	amortiza-	Sales/	and	differ-	classifi-	sheet	sheet
amortization	2000	2001	tion 2	scrapping	divested 4	ences	cations	2002	2002 3

Goodwill	2,354	2,961	1,094	(234)	–	(231)	(100)	3,490	11,297
Entrance fees,
aircraft engine programs	1,221	1,306	57	–	–	4	(166)	1,201	915
Product and software
development	–	3	307	–	–	19	162	491	3,458
Other intangible assets	390	570	128	14	–	(25)	60	747	1,375
Total intangible assets	3,965	4,840	1,586	(220)	–	(233)	(44)	5,929	17,045
Buildings	4,198	6,408	670	(180)	69	(469)	(53)	6,445	10,243
Land and land improvements	255	484	60	(31)	5	(59)	(5)	454	3,715
Machinery and equipment 1	16,514	23,402	3,404	(1,413)	63	(1,831)	70	23,695	14,730
Construction in progress,
including advance payments	–	–	–	–	–	–	–	–	2,111
Total buildings, machinery
and equipment	20,967	30,294	4,134	(1,624)	137	(2,359)	12	30,594	30,799
Assets under operating leases	5,038	14,976	5,124	(2,182)	165	(1,482)	(759)	15,842	23,525
Total tangible assets	26,005	45,270	9,258	(3,806)	302	(3,841)	(747)	46,436	54,324

1 Machinery and equipment pertains mainly to production equipment.

2 Includes write-downs, 344.

3 Acquisition cost less accumulated depreciation and amortization.

4 Includes wholly owned subsidiaries that previously were accounted for according to the equity method.

Capital expenditures amounted to 6,813 (8,287; 5,430). Investments in assets under operating leases amounted to 5,424 (5,852; 5,709).

Capital expenditures approved but not yet implemented at December 31, 2002, amounted to SEK 5.5 billion (6.1; 6.8).

Note 13 Shares and participations

Group holdings of shares			Dec 31, 2001	Dec 31, 2002
and participations in	Registration	Percentage	Book value	Book value
non-Group companies	number	holding 1	SEK M 2	SEK M 2
Shares in associated companies,
equity method of accounting
Bilia AB, Sweden	556112-5690	43	679	710
Shanghai Sunwin Bus Corp, China	–	50	193	139
Petro Stopping Centers Holdings, LP, USA	–	29	159	80
Blue Chip Jet HB, Sweden	969639-1011	40	156	151
Aviation Lease Finance USA	–	49	162	172
Xian Silver Bus Corp., China	–	50	143	135
Arbustum Invest AB, Sweden	556543-4247	40	33	32
Merkvim Metal Works Ltd, Israel	—	27	22	22
Effero AB, Sweden	556357-2931	45	22	22
Other holdings			398	194
Total shares and participations in associated
companies 3		1,967	1,657

Shares and participations in other companies
Scania AB, Sweden	556184-8564	46/31	24,051	24,026
Deutz AG, Germany	–	11	670	670
Henlys Group Plc, Great Britain	–	10	524	524
Other holdings			586	615
Total shares and participations in other companies		25,831	25,835
Book value in accordance with Group balance sheet		27,798	27,492

1 Where two percentage figures are shown, the first refers to share capital and the second to voting rights.

2 Associated companies are reported in accordance with the equity method. Other companies are reported at cost.

3 Volvo’s share of shareholders’ equity in associated companies (incl. equity in untaxed reserves) amounted to 1,629 (1,951). Excess values amounted to 28 (16).

The Volvo Group has transactions with some of its associated companies. As of December 31, 2002, the Group’s net receivables from associated companies amounted to 230 (31; 358).

  The market value of Volvo’s holdings of shares and participations in listed companies as of December 31, 2002 is shown in the table below. No write-downs have been made since the fair value of the investments is considered to be higher than the quoted market price of these investments.

	Book value	Market value
Scania AB	24,026	15,276
Bilia AB	710	965
Deutz AG	670	104
Henlys Group	524	157
Total holdings
in listed companies	25,930	16,502
Holdings in non-
listed companies	1,562
Total shares and
participations	27,492

Scania AB

During 1999, Volvo acquired 43,5% of the capital and 28,6% of the voting rights in Scania, one of the world’s leading manufacturers of trucks and buses. As from 2000, Volvo’s holding in Scania is 45,5% of the capital and 30,6% of the voting rights. As a concession in connection with the European Commission’s approval of Volvo’s acquisition of Renault V.I. and Mack Trucks Inc., Volvo undertook to divest its holding in Scania within a time period of three years following approval of the transaction by the United States Department of Justice. The United States Department of Justice formally approved Volvo’s acquisition of Renault V.I. and Mack Trucks Inc. during April 2001. The book value amounts to SEK 264 per share, which largely corresponds to the average acquisition value. At year-end 2002, the price of the Scania B share was SEK 168.50 per share and the average price during 2002 was SEK 177. If Scania would be valued at the year-end price, a write-down of SEK 8,750 M would be necessary. For U.S. GAAP, see further note 33.

   Volvo intends to divest the holding in Scania, and discussions are held with a number of industrial buyers. Volvo’s assessment is that a combined block of shares represents a higher value than the listed price on the stock exchange. Combined with valuations based on external assessments of Scania’s future earnings capacity, this indicates a value at a level corresponding to the reported value. The value of the item is difficult to assess, but Volvo considers that the above factors combined justify that the book value is retained unchanged.

Eddo Restauranger AB
In 2002, Volvo divested its entire holding in Eddo with a capital gain of 32.

Mitsubishi Motors Corporation (MMC)
In 2001, Volvo divested its holding and all rights and obligations relating to MMC, which resulted in a capital gain of 574, net of termination costs of 194.

AB Volvofinans
In 2001, Volvo divested its entire holding in Volvofinans for a total purchase price of 871 and with a capital gain of 61.

Arrow Truck Sales
In 2001, Volvo increased its holding to 100% and Arrow thereby became a subsidiary of Volvo.

SM Motors Pte Ltd
In 2001, Volvo divested its entire holding in SM Motors with a capital loss of 13.

Shanghai Sunwin Bus Corporation
In 2000, Volvo and the Chinese vehicle manufacturer, Shanghai Automotive Industry Corporation, signed agreeements covering establishment in Shanghai of a joint-venture company, Shanghai Sunwin Bus Corporation, for the manufacture and sale of city and commuter buses. Each party owns 50% of the company.

Changes in the Volvo Group’s holdings of shares and participations:

	2000	2001	2002
Balance sheet, December 31, preceding year	29,213	30,481	27,798
Acquisitions and divestments, net	1,641	(2,844)	97
New issue of shares and shareholders’ contributions	122	94	89
Share of income in associated companies, after tax	208	8	76
Dividends	(741)	(74)	(64)
Write-downs	(60)	(11)	(9)
Previously equity method companies, now consolidated	–	–	(210)
Translation differences	92	97	(203)
Other	6	47	(82)
Balance sheet, December 31	30,481	27,798	27,492

Note 14 Long-term customer-financing receivables

	2000	2001	2002
Installment credits	12,115	13,668	14,239
Financial leasing	10,082	11,534	10,341
Other receivables	712	873	627
Total	22,909	26,075	25,207

The Volvo Group

Notes to consolidated financial statements

Note 15 Other long-term receivables

	2000	2001	2002
Convertible debenture loan in Henlys	2,288	2,561	2,118
Other loans to external parties	2,297	2,635	1,364
Prepaid pensions	447	358	706
Deferred tax assets	1,527	7,741	7,611
Other receivables	705	1,161	686
Total	7,264	14,456	12,485

Note 16 Inventories

	2000	2001	2002
Finished products	13,210	20,303	17,987
Production materials, etc.	10,341	10,772	10,318
Total	23,551	31,075	28,305

Increase (decrease) in obsolescence reserve	2000	2001	2002
Balance sheet, December 31, preceding year	1,277	1,333	3,017
Increase in obsolescence reserve charged to income	155	252	248
Scrapping	(53)	(162)	(348)
Acquired and divested operations	3	1,421	(1)
Translation differences	76	224	(262)
Reclassifications, etc.	(125)	(51)	56
Balance sheet, December 31	1,333	3,017	2,710

>< Note 17 Short-term customer-financing receivables><

	2000	2001	2002
Installment credits	6,143	8,450	8,306
Financial leasing	5,195	5,913	5,269
Retailer financing	6,816	7,296	7,356
Other receivables	728	1,050	860
Total	18,882	22,709	21,791

Note 18 Other short-term receivables

	2000	2001	2002
Accounts receivable	16,174	21,658	17,155
Prepaid expenses and accrued income	2,821	2,478	2,846
VAT receivables	1,659	1,684	1,333
Receivable from Ford Motor Company	12,125	–	–
Other loans to external parties	1,910	2,114	1,300
Prepaid pensions	161	412	2
Income tax receivables	842	988	634
Other receivables	2,624	4,235	3,725
Total, after deduction of reserves for
doubtful accounts receivable 1,079 1,393; 1,101)	38,316	33,569	26,995

Change of reserve for doubtful
accounts receivable	2000	2001	2002
Balance sheet, December 31, preceding year	1,147	1,101	1,393
Change of reserve charged to income	151	222	224
Utilization of reserve related to actual losses	(10)	(241)	(290)
Acquired and divested operations	4	303	(5)
Translation differences	67	42	(266)
Reclassifications, etc.	(258)	(34)	23
Balance sheet, December 31, current year	1,101	1,393	1,079

Note 19 Marketable securities

Marketable securities consist mainly of interest-bearing securities, distributed as shown below

	2000	2001	2002
Government securities	1,581	1,399	203
Banks and financial institutions	2,702	436	484
Corporate institutions	2,348	3,968	1,140
Real estate financial institutions	2,581	7,626	14,841
Other	356	85	39
Total	9,568	13,514	16,707

Note 20 Cash and bank accounts
	2000	2001	2002
Cash in banks	5,802	4,941	4,157
Time deposits in banks	598	8,928	4,714
Total	6,400	13,869	8,871

Note 21 Shareholders’ equity

The share capital of the Parent Company is divided into two series of shares: A and B. Both series carry the same rights, except that each Series A share carries the right to one vote and each Series B share carries the right to one tenth of a vote.

  The total number of registered shares by year end 2002 amounted to 441,520,885. After repurchase of shares during 2001, currently amounting to 5% of the total number of registered A and B shares, the total number of outstanding Volvo shares by year end 2002 amounted to 419,444,842. The average number of outstanding shares was 419,444,842 in 2002.

Number of shares outstanding and par value	A (no.)	B (no.)	Total (no.)	Par value 1
December 31, 2002	131,674,699	287,770,143	419,444,842	2,649

1 Par value per share is SEK 6.00 (total par value is based on 441,520,885 registered shares).

In accordance with the Swedish Companies Act, distribution of dividends is limited to the lesser of the unrestricted equity shown in the consolidated or Parent Company balance sheets after proposed appropriations to restricted equity. Unrestricted equity in the Parent Company at December 31, 2002 amounted to 56,423.

  As of December 31, 2002, Volvo-related foundations’ holdings in Volvo were 0.32% of the share capital and 0.65% of the voting rights.

  As shown in the consolidated balance sheet as of December 31, 2002, unrestricted equity amounted to 61,536 (70,239; 71,885). It is estimated that 0 of this amount will be allocated to restricted reserves.

The Volvo Group

Notes to consolidated financial statements

		Restricted	Unrestricted	Total share-
Change in shareholders’ equity	Share capital	reserves	reserves	holders’ equity
Balance at December 31, 1999	2,649	12,553	82,490	97,692
Cash dividend	–	–	(3,091)	(3,091)
Net income	–	–	4,709	4,709
Effect of equity method of accounting 1	–	119	(119)	–
Transfer between unrestricted and
restricted equity	–	(261)	261	–
Translation differences	–	1,385	(417)	968
Repurchase of own shares	–	–	(11,808)	(11,808)
Other changes	–	8	(140)	(132)
Balance at December 31, 2000	2,649	13,804	71,885	88,338
Cash dividend	–	–	(3,356)	(3,356)
Net income	–	–	(1,467)	(1,467)
Effect of equity method of accounting 1	–	21	(21)	–
Transfer between unrestricted and
restricted equity	–	(3,410)	3,410	–
Translation differences	–	1,850	(828)	1,022
Repurchase of own shares	–	–	(8,336)	(8,336)
New issue of shares to Renault S.A	–	–	10,356	10,356
Minimum liability adjustment for
post-employment benefits 2	–	–	(1,417)	(1,417)
Other changes	–	32	13	45
Balance at December 31, 2001	2,649	12,297	70,239	85,185
Cash dividend	–	–	(3,356)	(3,356)
Net income	–	–	1,393	1,393
Effect of equity method of accounting 1	–	45	(45)	–
Transfer between unrestricted and
restricted equity	–	4,219	(4,219)	–
Translation differences	–	(2,468)	238	(2,230)
Minimum liability adjustment for
post-employment benefits 2	–	–	(2,542)	(2,542)
Other changes	–	–	(172)	(172)
Balance at December 31, 2002	2,649	14,093	61,536	78,278

1 Mainly associated companies’ effect on Group net income, reduced by dividends received.

2 Defined benefit plans for pensions in Volvo’s subsidiaries in the United States are accounted for in accordance with U.S. GAAP (FAS87). In accordance with these rules, a minimum liability adjustment should be charged to shareholders’ equity with an amount that corresponds to the unfunded part of accrued benefit obligations less unrecognized prior service costs. See further in Note 22 and Note 33.

Note 22 Provisions for post-employment benefits

	2000	2001	2002
Provisions for pensions	1,294	6,677	9,643
Provisions for other post-employment benefits	1,338	7,970	6,593
Total	2,632	14,647	16,236

The provisions for post-employment benefits correspond to the actuarially calculated value of obligations not insured with a third party or secured through transfers of funds to pension plans. The amount of pensions falling due within one year is included. The Swedish Group companies have insured their pension obligations with third parties.

  Group pension costs in 2002 amounted to 4,472 (3,332; 1,548). The greater part of pension costs consist of continuing payments to independent organizations that administer defined-contribution pension plans. The pension costs in 2000 were reduced by Alecta

(previously SPP) surplus funds of 683 (see below).

  In 1996 two Groupwide pension foundations for employees in Swedish companies were formed to secure commitments in accordance with the ITP plan (a Swedish pension plan). In conjunction with the formation, plan assets corresponding to the value of pension commitments were transferred to the foundations. During 2000 the two foundations were merged to form a single foundation, The Volvo Pension Foundation, which after the sale of Volvo Cars was common to both the Volvo Group and Volvo Cars. In 2001 and 2002, a net of 40 and 0 was transferred to the pension foundation while in 2000 a net of 105 was received. The accumulated benefit obligations of Volvo Group pensions secured by this foundation at year-end 2002 amounted to 4,355. Assets in Volvo’s Swedish pension foundation, which are invested in Swedish and foreign shares and funds, as well as interest-bearing securities, declined in value in 2001 and 2002 as a result of the downturn on the stock market. Consequently, the value of the foundation’s assets was 1,099 less than pension commitments at year-end 2002. As a result, a provision for coverage of this deficit was reported in Volvo’s consolidated balance sheet per December 31, 2002. The provision has in full been charged to the Group’s reported operating income, whereof 292 in 2001 and 807 in 2002.

  In the mid-1990s and later years, surpluses arose in the Alecta insurance company in the management of the ITP pension plan. In December 1998 Alecta decided to distribute, company by company, the surpluses that had arisen up to and including 1998. In accordance with a statement issued by a special committee of the Swedish Financial Accounting Standards Council, surplus funds that were accumulated in Alecta should be recognized in the financial statements when the present value could be calculated in a reliable manner. The rules governing how the refund was to be made were established in the spring of 2000 and a refund of 683 was recognized in Volvo’s accounts during 2000. At year-end 2002, a refund of 2 had not yet been settled with cash.

  As a result of the acquisition on January 2, 2001 of Mack Trucks Inc. and Renault V.I., provisions for post-employment benefits totaling 8.3 billion were added in the Volvo Group. The provisions pertained to commitments for pensions and other post-employment benefits, mainly healthcare benefits, which are not secured through the transfer of funds to independent pension plans. During 2001, the provisions within the acquired operations increased, partly due to contractual occupational pensions in conjunction with decided restructuring measures.

  Provisions for post-employment benefits within Volvo’s subsidiaries in the United States are reported in accordance with local rules (U.S. GAAP). Consequently in accordance with U.S. GAAP, minimum liability adjustments were recognized in the Group’s financial statements 2001 and 2002 as a result of deficits in separate pension plans. The table below includes specification of how the minimum liability adjustments affected the Group’s balance sheets as per the respective year-ends.

	2000	2001	2002
Long-term receivable for prepaid pensions	–	274	71
Deferred tax assets	–	–	122
Total assets	–	274	193
Shareholders’ equity	–	(1,417)	(2,542)
Provision for pensions	–	1,691	2,735
Total shareholders’ equity and liabilities	–	274	193

Additional information regarding Volvo’s outstanding commitments for pension and other post-employment benefits and the status of the Group’s pension plans are provided in Note 33. See also in Note 1 information regarding changes of accounting principles as of 2003.

Note 23 Other provisions

	balance	balance	and		divested	lation	Reclassi-	balance
	sheet 2000	sheet 2001	reversals	Utilization	companies	differences	fications	sheet 2002

Warranties	3,644	5,989	6,414	(5,829)	(6)	(517)	(74)	5,977
Provisions in insurance
operations	2,488	265	61	(62)	–	(18)	173	419
Restructuring measures	798	2,342	115	(782)	–	(196)	(62)	1,417
Provisions for residual
value risks	725	1,716	355	(188)	–	(189)	4	1,698
Provisions for service
contracts	1,276	1,705	78	(262)	1	(109)	65	1,478
Other provisions	3,745	5,366	1,337	(1,250)	10	(545)	(98)	4,820
Total	12,676	17,383	8,360	(8,373)	5	(1,574)	8	15,809

The Volvo Group

Notes to consolidated financial statements

Note 24 Non-current liabilities

The listing below shows the Group’s non-current liabilities in which the largest loans are distributed by currency. Most are issued by Volvo Treasury AB and Volvo Group Finance Europe BV.

  Information on loan terms is as of December 31, 2002. Volvo hedges foreign-exchange and interest-rate risks using derivative instruments. See also Note 32.

Bond loans	2000	2001	2002
GBP 1999/2003, 4.6%	142	154	–
DKK 1998/2005, 4.0%	389	317	310
SEK 1997–2002/2004–2008, 4.05–9.8%	2,952	2,502	5,950
JPY 1999–2002/2004–2011, 0.3–1.7%	4,812	2,130	888
HKD 1999/2006 7.99%	122	136	113
CZK, 2001/2004–2007, 2.92–6.5%	–	466	306
USD 1997–2001/2004–2008, 1.42–6.0%	667	2,070	2,154
EUR 1995–2002/2004–2010, 0.1–7.62%	21,144	22,907	24,120
Other bond loans	644	33	29
Total bond loans	30,872	30,715	33,870
><Other loans	2000	2001	2002
USD 1997–2001/2003–2017 1.42–13.0%	4,905	10,023	7,280
EUR 1990–2002/2004–2014 3.22–9.59%	747	1,453	1,841
GBP 2002/2005 4.44–7.18%	858	915	1,028
SEK 1988–1999/2009–2013, 4.3–6.15%	822	650	224
BRL 1998–2001/2004–2009 7.85–21.64%	849	641	435
CAD 1996–2002/2008–2017 3.55–4.0%	558	80	972
AUD 2002/2006 5.32%	–	–	400
Other loans	795	274	369
Total other long-term loans	9,534	14,036	12,549
Deferred leasing income	–	1,898	1,481
Residual value liability	–	7,250	5,121
Other long-term liabilities	265	231	102
Total	40,670	54,130	53,123

Of the above long-term loans, 1,358 (1,703; 693) was secured.

Of other long-term liabilities the majority will mature within five years.

  At year-end 2002, credit facilities granted but not utilized and which can be used without restrictions amounted to approximately SEK 18 billion (22; 23). Approximately SEK 16 billion of these facilities consisted of stand-by facilities for loans with varying maturities through the year 2007. A fee normally not exceeding 0.25% of the unused portion is charged for credit facilities.

Long-term loans mature as follows:

2004	15,732
2005	9,813
2006	4,227
2007	8,624
2008 or later	8,023
Total	46,419

Note 25 Current liabilities

Balance sheet amounts for loans were as follows:

	2000	2001	2002
Bank loans	7,160	7,417	5,442
Other loans	18,668	29,400	20,576
Total	25,828	36,817	26,018

Bank loans include current maturities, 1,046 (1,484; 2,917), of long-term loans. Other loans include current maturities of long-term loans, 11,138 (12,608; 7,750), and commercial paper, 8,762 (15,966; 10,724).

  The weighted average interest rate for the interest-bearing current liabilities was 5.5% (5.4; 6.6).

  Noninterest-bearing liabilities accounted for 48,599 (50,935; 27,742), or 65% (58; 52) of the Group’s total current liabilities.

  Balance sheet amounts for Other current liabilities were as follows:

	2000	2001	2002
Advances from customers	3,512	3,112	2,589
Current income tax liabilities	697	707	621
Wages, salaries and withholding taxes	2,527	4,368	4,335
VAT liabilities	735	772	1,056
Accrued expenses and prepaid income	6,960	7,724	7,315
Deferred leasing income	–	2,033	1,652
Residual value liability	–	4,341	3,985
Other liabilities	1,934	5,156	4,832
Total	16,365	28,213	26,385

Secured bank loans at year-end 2002 amounted to 588 (472; 473).

The corresponding amount for other current liabilities was 1,775 (1,732; 1,506).

Note 26 Assets pledged

	2000	2001	2002
Property, plant and equipment – mortgages	109	264	356
Chattel mortgages	350	394	495
Receivables	1,065	1,063	1,180
Inventories	254	199	66
Cash, marketable securities	1,207	1,802	1,513
Other	5	15	–
Total	2,990	3,737	3,610

The liabilities for which the above assets were pledged amounted at year-end to 3,721 (3,907; 2,672).

The Volvo Group

Notes to consolidated financial statements

Note 27 Contingent liabilities

	2000	2001	2002
Recourse obligations	509	2,490	1,649
Guarantees:
Bank loans and trade bills – associated companies	48	67	219
Bank loans – customers and others	1,516	3,067	1,688
Tax claims	2,071	1,151	982
Other contingent liabilities	2,645	3,666	4,796
Total	6,789	10,441	9,334

Recourse obligations pertain to receivables that have been transferred, less reduction for recognized credit risks. Tax claims pertain to charges against the Volvo Group for which provisions are not considered necessary.

Legal proceedings

In March 1999, an FH 12 Volvo truck was involved in a fire in the Mont Blanc tunnel. The tunnel suffered considerable damage from the fire, which continued for 50 hours; 39 people lost their lives in the fire, and 34 vehicles were trapped in the tunnel. It is still unclear what caused the fire. The Mont Blanc tunnel was re-opened for traffic in 2002.

  An expert group has been appointed by the Commercial Court in Nanterre, France, to investigate the cause of the fire and the damage it caused. At present, it is not possible to anticipate the result of this investigation or the results of certain other French investigations now in progress regarding the fire. One of the investigations is being carried out by an Investigation Magistrate appointed to investigate potential criminal liability for the fire. A number of individuals and companies had formally been placed under investigation before Volvo Truck Corporation (VTC) was also placed under investigation in July 2002. At VTC’s request, the investigating magistrate has ordered an additional enquiry on the causes of the fire and VTC is cooperating fully with the investigating magistrate and the experts newly appointed.

  A lawsuit has been filed with the Commercial Court in Nanterre, by the insurance company employed by the French company that operates the tunnel, against certain Volvo Group companies and the trailer manufacturer in which it demands compensation for the losses it claims to have suffered. The plaintiff has requested that the court postpone its decision until the expert group submits its report. Certain Volvo Group companies have further been involved in proceedings before the Civil Court of Bonneville instigated by the French Tunnel operating company against Bureau Central Francais, the owner of the truck and its insurers. These proceedings partly overlap with the proceedings in the Commercial Court of Nanterre. Volvo Group companies are also involved in proceedings regarding matters in connection with the tunnel fire before courts in Aosta, Italy, and Brussels, Belgium. Volvo is unable to determine the ultimate outcome of the litigation referred to above.

  AB Volvo and Renault SA have a dispute regarding the final value of acquired assets and liabilities in Renault V.I. and Mack. This process could result in an adjustment in the value of the transfer. Any such adjustment will affect the amount of acquired liquid funds and Volvo’s reported goodwill amount. The outcome of this dispute cannot be determined with certainty. However, Volvo believes that the outcome will not lead to an increase in goodwill.

  Volvo is involved in a number of other legal proceedings incidental to the normal conduct of its businesses. Volvo does not believe that any liabilities related to such proceedings are likely to be, in the aggregate, material to the financial condition of the Group.

Note 28 Cash flow

Other items not affecting cash pertain to risk provisions and losses related to doubtful receivables and customer-financing receivables 1,306 (1,541; 522), deficit in the Swedish pension fund 807 (–; –), surplus funds from Alecta – (–; –508), capital gains on the sale of subsidiaries and other business units – (–829; –573) and other –158 (–173; –120).

  Net investments in customer-financing receivables resulted in 2002 in a negative cash flow of SEK 5.7 billion (3.7; 4.5). In this respect, liquid funds were reduced by SEK 14.9 billion (16.6; 15.5) pertaining to new investments in financial leasing contracts and installment contracts.

  Investments in shares and participations, net in 2002 amounted to SEK 0.1 billion. Divestments of shares and participations, net in 2001 amounted to SEK 3.9 billion, mainly related to the sale of Volvo’s holding in Mitsubishi Motors Corporation. Investments in shares and participations, net, in 2000 amounted to SEK 1.6 billion, of which SEK 1.3 billion was attributable to additional investments in Scania.

  Acquired and divested subsidiaries and other business units, net in 2002 amounted to SEK –0.1 billion, mainly related to additional acquisition of shares in Volvo Aero Services LP. Acquired and divested subsidiaries and other business units, net in 2001 amounted to SEK 13.0 billion mainly pertained to the final payment of SEK 12.1 billion from the sale of Volvo Cars, divestment of the insurance operation in Volvia and acquired liquid funds within Mack and Renault V.I.

  During 2002, 2001 and 2000 net installments of loans to external parties contributed SEK 1.7 billion, SEK 0.2 billion and SEK 0.3 billion, respectively to liquid funds.

  The change during the year in bonds and other loans reduced liquid funds by SEK 0.1 billion (increase 6.2; 8.1). New borrowing during the year, mainly the issue of bond loans and a commercial paper program, provided SEK 33.1 billion (31.4; 9.5). Amortization during the year amounted to SEK 33.2 billion (25.2; 11.4).

Note 29 Leasing

At December 31, 2002, future rental income from noncancellable financial and operating leases (minimum leasing fees) amounted to 28,327 (31,109; 26,445), of which 25,737 (28,183; 25,664) pertains to customer-financing companies. Future rental income is distributed as follows:

	Financial leases	Operating leases
2003	6,080	4,126
2004–2007	11,210	6,868
2008 or later	196	878
Total	17,486	11,872
Allowance for uncollectible
future rental income	(156)
Unearned rental income	(1,720)
Present value of future
rental income	15,610

At December 31, 2002, future rental payments (minimum leasing fees) related to noncancellable leases amounted to 4,335 (5,192; 4,385).

  Future rental payments are distributed as follows:

	Financial leases	Operating leases
2003	299	1,069
2004–2007	701	1,657
2008 or later	48	561
Total	1,048	3,287

Rental expenses amounted to:

	2000	2001	2002
Financial leases:
– Contingent rents	(1)	(4)	(11)
Operating leases:
– Contingent rents	(80)	(82)	(46)
– Rental payments	(837)	(899)	(1,238)
– Sublease payments	1	14	16
Total	(917)	(971)	(1,279)

Book value of assets subject to finance lease:
		2001	2002
Acquisition costs:
Buildings	71	110
Land and land improvements	40	32
Machinery and equipment	23	24
Assets under operating lease	2,330	1,499
Total	2,464	1,665

Accumulated depreciation:
Buildings	(14)	(62)
Land and land improvements	(8)	–
Machinery and equipment	(11)	(11)
Assets under operating lease	(914)	(646)
Total	(947)	(719)

Book value:
Buildings	57	48
Land and land improvements	32	32
Machinery and equipment	12	13
Assets under operating lease	1,416	853
Total	1,517	946

Note 30 Personnel

In accordance with a resolution adopted at the Annual General Meeting, the fee paid to the Board of Directors is a fixed amount of SEK 3,250,000, to be distributed as decided by the Board. The Chairman of the Board, Lars Ramqvist, receives a fee of SEK 1,000,000. Fixed and variable salaries and other benefits for the Chief Executive Officer and Executive Vice President are prepared and decided by the Board of Directors. Fixed and variable salaries in line with the bonus program described below, and other benefits for other senior executives are prepared and decided by the executive’s superior, in consultation with his or her superior.

  In 2002, Leif Johansson, President and Chief Executive Officer, received SEK 9,838,891 in fixed salary and other benefits amounting to SEK 500,834. The variable salary for 2002 was SEK 2,542,000, including a 6% upward adjustment, a total of SEK 2,694,520 was allocated to pension. The variable salary corresponds to 25.8% of the fixed annual salary and is based on operating income and cash flow. Because the targets for 2001 were not achieved, Leif Johansson did not receive any employee stock options in 2002. Leif Johansson is eligible to take retirement with pension at age 55. Pension benefits earned prior to his employment at Volvo are coordinated with prior employers and consequently Volvo does not take the full pension cost for Leif Johansson. The defined pension benefits are vestad and earned gradually over the years up to the employee’s retirement age and are fully earned at age 55.

During the period between the ages of 55 and 65, he would receive a pension equal to 70% of his pensionable salary and in 2002, Volvo made provisions relating to these pensions amounting to SEK 6,466,500. For the period after reaching the age of 65 he will receive a pension amounting to 50% of his pensionable salary, in 2002 Volvo made provisions amounting to SEK 5,149,900 relating to these pensions and an additional SEK 1,966,100 for family pension. The pensionable salary is the sum of 12 times the current monthly salary, Volvo’s internal value for company car, and a five-year rolling annual average of earned bonus which is limited to a maximum of 50% of the annual salary. Leif Johansson has twelve months notice of termination from AB Volvo and six months on his own initiative. If Leif Johansson’s employment is terminated by AB Volvo, he is entitled to a severance payment equal to two years’ salary, plus variable salary. The severance payment will be adjusted for any income after the termination of his contract with Volvo.

  Leif Johansson, the Group Executive Committee, members of the executive committees of subsidiaries and a number of key executives receive variable salaries in addition to fixed salaries. Variable salaries are based on operating income and cash flow of the Volvo Group and/or of the executive’s company, in accordance with a system established by the Volvo Board in 1993 and reviewed in 2000 and 2001. A variable salary may amount to a maximum of 50% of an executive’s fixed annual salary. The Group Executive Committee consisted of 15 members in addition to Leif Johansson, the total fixed salaries for these top executives amounted to SEK 53 M, variable salaries amounted to SEK 11 M and other benefits totaled SEK 5 M.

  The employment contracts of the Group Executive Committee and certain other senior executives contain provisions for severance payments when employment is terminated by the Company, as well as rules governing pension payments to executives who take early retirement. The rules governing severence payments provide that, when employment is terminated by the Company, an employee is entitled to severance pay equal to the employee’s monthly salary for a period of 12 or 24 months, depending on age at date of severance. In certain contracts, replacing contracts concluded earlier, an employee is entitled to severance payments amounting to the employee’s monthly salary for a period of 30 to 42 months. In agreements concluded after the spring of 1993, severance pay is reduced, in the event the employee gains employment during the severance period, in an amount equal to 75% of income from new employment. An early-retirement pension may be received when the employee reaches the age of 60. A pension is earned gradually over the years up to the employee’s retirement age and is fully earned at age 60. From that date until reaching the normal retirement age, the retiree will receive a maximum of 70% of the qualifying salary. From the age of normal retirement, the retiree will receive a maximum of 50% of the qualifying salary.

  Volvo currently has two option programs for senior executives, one call option program and one program for employee stock options. The option programs have no dilutive effect on Volvo’s outstanding shares. The options may only be exercised if the holder is employed by Volvo at the end of the vesting period. However, if the holder’s employment with Volvo is terminated for any reason other than dismissal or the holder’s resignation, the options may be exercised in part in relation to how large part of the vesting period the holder has been employed. If the holder retires during the vesting period, he or she may exercise the full number of options.

  In October 1998, Volvo announced a call option program with two subscriptions, one in 1999 and one in 2000. For the first subscription in May 1999, options were subscribed to approximately 100 senior executives. For the second subscription in April 2000, options were subscribed to approximately 60 senior executives.

  The call options subscribed in May 1999, which can be exercised from May 18, 1999 until May 4, 2004, give the holder the right to acquire 1.03 Series B Volvo shares for each option held from a third party. The exercise price is SEK 290.70. The price of the options is based on a market valuation and was fixed at SEK 68.70 by Trygg-Hansa Livförsäkrings AB. The number of options corresponds to a part of the executive’s variable salary earned. A total of 91,341 options were subscribed. The options were financed 50% by the Company and 50% from the option-holder’s variable salary.

  The second subscription took place in April 2000. These options can be exercised from April 28, 2000 until April 27, 2005, and give the holder the right to acquire one Series B Volvo share for each option held from a third party. The exercise price is SEK 315.35. The price of the options is based on market valuation by UBS Warburg and was fixed at SEK 55.75. The number of options corresponds to a part of the executive’s variable salary earned. A total of 120,765 options were subscribed. The options were financed 50% by the Company and 50% from the option holder’s variable salary.

  In January 2000, a decision was made to implement a new incentive program for senior executives within the Volvo Group in the form of so-called employee stock options. The decision covers allotment of options for 2000 and 2001. In January 2000, a total of 595,000 options were allotted to 62 senior executives, including President and CEO Leif Johansson, who received 50,000 options. The executives have not made any payment for the options. The employee stock options allotted in January 2000 give the holders the right, from March 31, 2002 through March 31, 2003, to exercise their options or alternatively receive the difference between the actual price at that time and the exercise price determined at allotment. The exercise price is SEK 239.35, which is equal to 110% of the share price at allotment. The theoretical value of the options at allotment was set at SEK 35, using the Black & Scholes pricing model for options. Volvo has hedged the committments (including social costs) relating to a future increase in share price, through a Total Return Swap. Should the share price be lower than the exercise price at the closing date, Volvo will pay the swap-holder the difference between the actual share price and the exercise price at that time for each outstanding option.

  In May, 2001, the second allotment within the employee stock option program took place. The allotment which was based on the fulfillment of financial goals, covered a total of 163,109 options to 71 senior executives, including President and CEO Leif Johansson, who received 13,600 options. The executives have not made any payment for the options. These employee stock options give the holders the right, from May 4, 2003 through March 31, 2004, to exercise their options or alternatively receive the difference between the actual price at that time and the exercise price determined at allotment. The exercise price is SEK 159, which is equal to 100% of the share price at allotment. The theoretical value of the options at allotment was set at SEK 22, using the Black & Scholes pricing model for options. Volvo has hedged the committments (including social costs) relating to a future increase in share price, through a Total Return Swap. Should the share price be lower than the exercise price at the closing date, Volvo will pay the swap-holder the difference between the actual share price and the exercise price at that time for each outstanding option.

  All obligations related to the employee stock option plans, including the Total Return Swaps, are marked to market on a continuing basis, any change in the obligation is recorded in the income statement. In 2002 the cost for the employee stock option plans amounted to SEK 36 M (income 15, cost 50), at December 31, 2002 the provision related to these options amounted to 70.

  No employee stock options were allocated in 2002 due to the fact that the targets for 2001 were not achieved.

  There were no payments for profit-sharing to employees for 2002, 2001 and 2000

	2000		2001		2002
	Number of	of which	Number of	of which	Number of	of which
Average number of employees	employees	women, %	employees	women, %	employees	women, %
AB Volvo
Sweden	115	55	105	53	132	54
Subsidiaries
Sweden	24,737	18	24,463	17	24,434	18
Western Europe	10,316	17	26,043	13	24,996	14
Eastern Europe	1,734	10	1,862	13	2,087	14
North America	11,875	33	13,450	18	12,759	17
South America	2,084	10	2,071	11	2,057	11
Asia	2,616	13	2,599	10	2,526	13
Other countries	787	14	1,438	10	1,555	11
Group total	54,264	20	72,031	15	70,546	16

Wages, salaries		2000			2001			2002
and other		of which			of which			of which
remunerations,	Board and	variable	Other	Board and	variable	Other	Board and	variable	Other
SEK M	Presidents 1	salaries	employees	Presidents 1	salaries	employees	Presidents 1	salaries	employees
AB Volvo
Sweden	23.9	1.0	73.2	24.4	1.9	70.3	22.7	3.4	93.9
Subsidiaries
Sweden	64.4	11.7	7,272.5	64.4	11.3	7,277.4	64.6	9.0	7,553.4
Western Europe	112.7	8.8	3,290.6	356.0	14.2	7,661.3	381.7	15.7	7,802.2
Eastern Europe	3.2	0.4	144.8	11.7	3.8	214.4	6.1	0.0	247.0
North America	103.5	16.3	3,484.6	174.5	14.3	7,135.9	170.1	13.2	6,200.9
South America	27.9	0.0	376.5	48.5	2.7	355.3	37.5	1.8	298.2
Asia	36.6	1.4	610.5	47.7	1.2	660.1	43.5	1.1	700.1
Other countries	5.5	–	134.7	13.0	–	231.1	9.2	0.0	295.7
Group total	377.7	39.6	15,387.4	740.2	49.4	23,605.8	735.4	44.2	23,191.4

Wages,
salaries other		2000			2001			2002
remunerations	Wages,		of which	Wages,		of which	Wages,		of which
and social-	salaries, re-	Social	pension	salaries, re-	Social	pension	salaries, re-	Social	pension
costs, SEK M	munerations	costs	costs	munerations	costs	costs	munerations	costs	costs
AB Volvo 2	97.1	90.4	70.3	94.7	111.9	92.5	116.6	192.8	167.9
Subsidiaries	15,668.0	5,654.2	1,477.9	24,251.3	8,995.1	3,239.7	23,810.2	10,016.0	4,304.1
Group total 3	15,765.1	5,744.6	1,548.2	24,346.0	9,107.0	3,332.2	23,926.8	10,208.8	4,472.0

1 Including current and former Board members, Presidents and Executive Vice Presidents.

2 Of the Parent Company’s pension costs, 47.1 (21.9; 51.3) pertain to Board members and Presidents. The Company’s outstanding pension obligations to these individuals amount to 334.7 (319.1; 301.8).

3 Of the Group’s pension costs, 135.9 (100.3; 116.1) pertain to Board members and Presidents. The Group’s outstanding pension obligations to these individuals amount to 490.0 (442.3; 397.6).

Note 31 Fees to the auditörs

Fees and other remuneration to external auditors for fiscal year 2002 amounted to 157 (195;130), of which 67 (74;51) for auditing, distributed between PricewaterhouseCoopers, 63 (60; 38) and others, 4 (14;13), and 90 (121;79) pertaining to non-audit services from PricewaterhouseCoopers.

  Auditing assignments involve examination of the annual report and financial accounting and the administration by the Board and the President, other tasks related to the duties of a company auditor and consultation or other services that may result from observations noted during such examination or implementation of such other tasks. All other tasks are defined as other assignments.

Note 32 Financial risks

The Volvo Group is exposed to various types of financial risks. The Volvo Group Financial Risk Policies form the basis for each Group company’s action program. Monitoring and control is conducted continuously in each company as well as centrally. Most of the Volvo Group’s financial transactions are carried out through Volvo’s in-house bank, Volvo Treasury, which conducts its operations within established risk mandates and limits.

Foreign exchange risks

Volvo’s currency risks are related to changes in contracted and projected flows of payments (commercial exposure), to payment flows related to loans and investments (financial exposure), and to the translation of assets and liabilities in foreign subsidiaries (equity exposure). The objective of the Volvo Group Currency Policy is to minimize the short-term impact of adverse exchange rate fluctuations on the Volvo Group’s operating income, by hedging the Group’s forecasted transaction exposure, including firm flows.

  The objective is also to reduce the Group’s balance sheet exposure to a minimum. Volvo Group Companies individually should not assume any currency risk.

Commercial exposure

According to the Volvo Group Currency Policy, forecasted currency flows representing firm exposure and forecasted exposure with a pre-fixed price in local currency should be hedged. Volvo uses forward exchange contracts and currency options to hedge these flows. In accordance with the Group’s currency policy, between 50% and 80% of the net flow in each currency is hedged for the coming 6 months, 30% to 60% for months 7 through 12 and firm flows beyond 12 months should normally be fully hedged. The notional value of all forward and option contracts as of December 31, 2002 was SEK 20.9 billion (12.1; 16.7).

Volvo Group’s outstanding derivative contracts pertaining to commercial exposure, December 31, 2002

The table shows forward contracts and option contracts to hedge future flows of commercial payments.

		Currencies			Other currencies	Fair value 2

		Inflow	Inflow	Inflow	Net SEK
SEK M		USD	GBP	EUR
Due date 2003	amount	538	200	613	1,089
	rate 1	9.56	14.50	9.22
Due date 2004	amount	154	3	437	(409)
	rate 1	10.23	14.47	9.0
Due date 2005	amount	99	(3)	–	(316)
	rate 1	10.23	15.01	–
Total		791	200	1,050	364
of which, option contracts		87	–	391	(405)
Fair value of forward
contracts 2		633	60	34	128	855

1 Average forward contract rate.
2 Outstanding forward contracts valued to market rates.

Volvo Group’s net flow per currency

		Currencies			Other currencies	Fair value 2
		Inflow	Inflow	Inflow
SEK M		USD	GBP	EUR	Net SEK
Net flow 2002	amount	735	369	1,057
	rate 3	9.7287	14.5816	9.1596
Net flow SEK, 3		7,100	5,400	9,700	6,600	28,800
Hedged portion, % 4		73	54	58

3 Average exchange rate during the financial year.

4 Outstanding currency contracts, regarding commercial exposure due in 2003, percentage of net flow 2002.

Financial exposure

Group companies operate in local currencies. Through loans and investments being mainly in the local currency, financial exposure is reduced. In companies which have loans and investments in foreign currencies, hedging is carried out in accordance with Volvo’s financial policy, which means no currency risks is assumed.

Equity exposure

In conjunction with translation of the Group’s assets and liabilities in foreign subsidiaries to Swedish kronor a risk arises that the currency rate will have an effect on the consolidated balance sheet. Companies in the Volvo Group are generally formed or acquired with a long-term perspective, where equity is used to fund real assets that are not to be realized within a foreseeable future.

  As a consequence of the above, equity hedging will primarily be used if a foreign Volvo Group company is over capitalized. To avoid extensive equity exposure, the level of equity in Volvo Group companies will be kept at a commercially, legally and fiscally optimal level. At year-end 2002, net assets in subsidiaries and associated companies outside Sweden amounted SEK 23.8 billion.

  Hedging of translation exposure from shareholdings in foreign associated companies or minority interest companies will be executed on a case-by-case basis

Volvo Group outstanding derivatives – commercial exposure

	December 31, 2000			December 31, 2001			December 31, 2002
	Notional	Book	Estimated	Notional	Book	Estimated	Notional	Book	Estimated
	amount	value	fair value	amount	value	fair value	amount	value	fair value
Foreign exchange
forward contracts
– receivable
position	19,017	71	1,513	9,780	16	554	25,857	149	1,017
– payable position	24,910	(89)	(2,817)	20,022	(271)	(1,753)	10,210	(5)	(202)
Options – purchased
– receivable
position	808	–	2	173	–	0	4,484	–	94
– payable position	1,736	(3)	(4)	75	(1)	(1)	117	–	(1)
Options – written
– receivable
position	385	–	0	–	–	–	–	–	–
– payable position	568	–	0	–	–	–	3,458	–	-53
Subtotal		(21)	(1,306)		(256)	(1,200)		144	855
Commodity forward contracts
– receivable
position	–	–	–	–	–	–	223	–	272
– payable position	–	–	–	–	–	–	88	–	(113)
Total		(21)	(1,306)		(256)	(1,200)		144	1,014

The notional amount of the derivative contracts represents the gross contract amount outstanding. To determine the estimated fair value, the major part of the outstanding contracts have been marked to market. Discounted cash flows have been used in some cases.

Interest-rate risks

Interest-rate risks relate to the risk that changes in interest-rate levels affect the Group’s profit. By matching fixed-interest periods of financial assets and liabilities, Volvo reduces the effects of interest-rate changes. Interest-rate swaps are used to change the interest-rate periods of the Group’s financial assets and liabilities. Exchange-rate swaps make it possible to borrow in foreign currencies in different markets without incurring currency risks.

  Volvo also holds standardized futures and forward-rate agreements. The majority of these contracts are used to secure interest levels for short-term borrowing or placement.

Liquidity risks

Volvo ensures maintenance of a strong financial position by continuously keeping a certain percentage of sales in liquid assets. A proper balance between short- and long-term borrowing, as well as the ability to borrow in the form of credit facilities, are designed to ensure long-term financing

Volvo Group outstanding derivatives – financial exposure

	December 31, 2000			December 31, 2001			December 31, 2002
	Notional	Book	Estimated	Notional	Book	Estimated	Notional	Book	Estimated
	amount	value	fair value	amount	value	fair value	amount	value	fair value
Interest-rate swaps
– receivable
position	64,345	561	2,990	62,456	3,670	4,549	78,571	2,822	4,404
– payable position	57,488	(366)	(2,969)	86,328	(3,888)	(4,633)	73,257	(1,568)	(2,536)
Forwards and futures
– receivable
position	174,576	0	201	230,323	120	120	260,921	216	216
– payable position	201,657	(28)	(247)	250,390	(126)	(126)	255,503	(217)	(220)
Foreign exchange
derivative contracts
– receivable
position	32,741	34	1,046	6,306	96	100	15,962	211	202
– payable position	21,668	(76)	(2,894)	21,465	(428)	(435)	5,443	(70)	(72)
Options purchased,
caps and floors
– receivable
position	52	–	1	–	–	–	–	–	–
– payable position	–	–	–	–	–	–	200	–	(7)
Options written,
caps and floors
– receivable
position	–	–	–	–	–	–	–	–	–
– payable position	55	–	0	–	–	–	–	–	–
Total		125	(1,873)		(556)	(425)		1,394	1,987

Credit risks in financial instruments

Credit risk in financial investments

The liquidity in the Group is invested mainly in local cash pools or directly with Volvo Treasury. Volvo Treasury invests the liquid funds in the money and capital markets. This concentrates the credit risk within the Group’s in-house bank.

  All investments must meet criteria for low credit risk and high liquidity. In accordance with Volvo’s credit policy, counterparties for both investments and transactions in derivatives must in general have received a rating of "A" or better from one of the well-established credit-rating institutions.

Counterparty risks

The derivative instruments used by Volvo to reduce its foreign-exchange and interest-rate risk in turn give rise to a counterparty risk, the risk that a counterparty will not fulfill its part of a forward or option contract, and that a potential gain will not be realized. Transactions with derivative instruments are mainly conducted via Volvo Treasury which means that the counterparty risk is concentrated within the Group’s in-house bank. Where appropriate, the Volvo Group arranges master netting agreements with the counterparty to reduce exposure. The credit exposure in interest-rate and foreign exchange contracts is represented by the positive fair value – the potential gain on these contracts – as of the reporting date. The risk exposure is calculated daily. The credit risk in futures contracts is limited through daily or monthly cash settlements of the net change in value of open contracts. The estimated exposure in foreign exchange contracts, interest-rate swaps and futures, options and commodity forward contracts amounted to 1,219; 4,620; 94 and 272 as of December 31, 2002.

  Volvo does not have any significant exposure to an individual customer or counterparty.

Calculation of fair value of financial instruments

Volvo has used generally accepted methods to calculate the market value of the Group’s financial instruments as of December 31, 2000, 2001 and 2002. In the case of instruments with maturities shorter than three months – such as liquid funds and certain current liabilities as well as certain short-term loans – the book value has been assumed to closely approximate market value.

  Official exchange rates and prices quoted in the open market have been used initially for purposes of valuation. In their absence, the valuation has been made by discounting future cash flows at the market interest rate for each maturity. These values are estimates and will not necessarily be realized.

Estimated fair value of Volvo’s financial instruments

	December 31, 2000		December 31, 2001		December 31, 2002
	Book	Fair	Book	Fair	Book	Fair
	value	value	value	value	value	value
Balance sheet items
Investments in shares and participations
fair value determinable 1	27,589	20,955	25,245	17,661	25,220	15,537
fair value not determinable 2	372	–	586	–	615	–
Long-term receivables and loans	28,646	29,095	32,432	32,860	30,581	29,066
Short-term receivables and loans	33,078	35,338	24,822	24,765	23,090	23,854
Marketable securities	9,568	9,603	13,514	13,399	16,707	16,659
Long-term loans and debts	40,670	41,792	54,130	56,903	53,123	55,244
Short-term loans	25,828	27,000	36,817	35,898	26,018	26,770
Off-balance-sheet items
Volvo Group outstanding derivative contracts
– commercial exposure	(21)	(1,306)	(256)	(1,200)	144	855
Volvo Group outstanding commodity contracts	–	–	–	–	–	159
Volvo Group outstanding derivative contracts
– financial exposure	125	(1,873)	(556)	(425)	1,394	1,987

1 Pertains mainly to Volvo’s holdings in Mitsubishi Motors Corporation 2000, and in Scania AB 2000–2002.

2 No single investment represents any significant amount

Note 33 Net income and shareholders’ equity in accordance with U.S. GAAP

A summary of the Volvo Group’s net income and shareholders’ equity determined in accordance with U.S. GAAP, is presented in the accompanying tables.

Application of U.S. GAAP would have the following effect on consolidated net income and shareholders’ equity:

Net income	2000	2001 1	2002
Net income in accordance with Swedish accounting principles	4,709	(1,467)	1,393
Items increasing (decreasing) reported net income
Derivative instruments and hedging activities (A)	(654)	(298)	1,772
Business combinations (B)	(91)	(744)	1,094
Shares and participations (C)	24	–	–
Interest costs (D)	(3)	18	22
Leasing (E)	16	13	15
Investments in debt and equity securities (F)	(548)	(153)	(9,616)
Restructuring costs (G)	(281)	(579)	–
Pensions and other post-employment benefits (H)	(170)	456	669
Alecta surplus funds (I)	(523)	111	410
Software development (J)	384	(212)	(212)
Product development (K)	–	(1,962)	(1,236)
Entrance fees, aircraft engine programs (L)	(336)	(324)	(219)
Tax effect of above U.S. GAAP adjustments (M)	600	821	(357)
Net increase (decrease) in net income	(1,582)	(2,853)	(7,658)
Net income (loss) in accordance with U.S. GAAP	3,127	(4,320)	(6,265)
Net income (loss) per share, SEK in
accordance with U.S. GAAP	7.40	(10.20)	(14.90)
Weighted average number of shares outstanding (in thousands)		421,684	422,429
419,445

1 Amounts previously reported as net income in accordance with U.S. GAAP have been restated in these consolidated financial statements. Net loss previously reported for the year ended December 31, 2001 was SEK 3,981 million. Net loss reported in these consolidated financial statements for the year ended December 31, 2001 is SEK 4,320 million. Net loss per share previously reported for the year ended December 31, 2001 was SEK 9.40. Net loss per share reported in these consolidated financial statements for the year ended December 31, 2001 is SEK 10.20. The decrease in net income and net income per share relates to an error in calculating the basis adjustment to hedged items in fair value hedges

Shareholders’ equity	2000	2001 1	2002
Shareholders’ equity in accordance with Swedish accounting principles		88,338	85,185
78,278
Items increasing (decreasing) reported shareholders’ equity
Derivative instruments and hedging activities (A)	(1,286)	(1,584)	188
Business combinations (B)	1,317	4,125	5,219
Shares and participations (C)	36	36	36
Interest costs (D)	112	130	152
Leasing (E)	(163)	(149)	(134)
Investments in debt and equity securities (F)	(6,066)	(7,328)	(9,813)
Restructuring costs (G)	579	–	–
Pensions and other postemployment benefits (H)	109	272	(20)
Alecta surplus funds (I)	(523)	(412)	(2)
Software development (J)	754	542	330
Product development (K)	–	(1,962)	(3,263)
Entrance fees, aircraft engine programs (L)	(387)	(719)	(855)
Tax effect of above U.S. GAAP adjustments (M)	1,941	3,155	1,066
Net increase (decrease) in shareholders’ equity	(3,577)	(3,894)	(7,096)
Shareholders’ equity in accordance with U.S. GAAP	84,761	81,291	71,182

1 Amounts previously reported as shareholders’ equity in accordance with U.S. GAAP have been restated in these consolidated financial statements. Shareholders’ equity previously reported for the year ended December 31, 2001 was SEK 81,630 million. Shareholders’ equity reported in these consolidated financial statements for the year ended December 31, 2001 is SEK 81,291 million. The decrease in shareholders’ equity relates to an error in calculating the basis adjustment to hedged items in fair value hedges.><Significant differences between Swedish and U.S. accounting principles

A. Derivative instruments and hedging activities. Volvo uses forward exchange contracts and currency options to hedge the value of future commercial flows of payments in foreign currency and commodity purchases. Outstanding contracts that are highly certain to be covered by forecasted transactions are not assigned a value in the consolidated accounts.

  Under U.S. GAAP hedge accounting is not applied for commercial derivatives, and therefore outstanding forward contracts and options are valued at market rates. The profits and losses that thereby arise are included when calculating income. Unrealized net gains for 2002 pertaining to forwards and options contracts are estimated at 870 (losses 944; losses 1,286).

  Volvo uses derivative instruments to hedge the value of the Groups’ financial position. In accordance with U.S. GAAP, all outstanding derivative instruments are valued at fair value. The profits and losses that thereby arise are included when calculating income. Only part of the Groups’ hedges of financial exposure qualify for hedge accounting under U.S. GAAP and are accounted for as such. In those cases the hedged items are valued at fair value regarding the risk and period beeing hedged and included when calculating income.

Accounting for derivative instruments and hedging activities	Net income			Shareholders’ equity
	2000	2001 1	2002	2000	2001 1	2002
Derivatives Commercial exposure	(654)	342	1,814	(1,286)	(944)	870
Derivatives Financial exposure	–	(685)	43	–	(685)	(642)
Derivatives in fair value hedges		808	426	–	808	1,234
Fair value adjustment hedged items	–	(765)	(511)	–	(763)	(1,274)
Transition adjustment	–	2	–	–	–	–
Derivative instruments and hedging activities
in accordance with U.S GAAP, December 31	(654)	(298)	1,772	(1,286)	(1,584)	188

1 Amounts for 2001 have been restated in these financial statements due to an error in calculating the basis adjustment to hedged items in fair value hedges.

B. Business combinations. Acquisitions of certain subsidiaries are reported differently in accordance with Volvo’s accounting principles and U.S. GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

  Effective in 2002, Volvo has adopted SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders’ equity in accordance with U.S. GAAP. In accordance with the transition rules of SFAS 142, Volvo has identified its reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss has been recognized as a result of the transitional goodwill evaluation. In Volvo’s income statement for 2002 prepared in accordance with Swedish GAAP, amortization of goodwill charged to income was 1,094. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders’ equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2002. No impairment loss has been recognized as a result of these tests. Excluding amortization of goodwill, Volvo’s net loss during 2001 in accordance with U.S. GAAP would have amounted to 3,018, corresponding to a basic and diluted net loss per share of SEK 7.10. During 2000, Volvo’s net income in accordance with U.S. GAAP, excluding amortization of goodwill, would have amounted to 3,709, corresponding to a basic and diluted SEK 8.80 per share.

  In 2001, AB Volvo acquired 100% of the shares in Renault V.I. and Mack Trucks Inc. from Renault SA in exchange for 15% of the shares in AB Volvo. Under Swedish GAAP, the goodwill attributable to this acquisition was set at SEK 8.4 billion while under U.S. GAAP the corresponding goodwill was set at SEK 11.5 billion. The difference was mainly attributable to determination of the purchase consideration. In accordance with Swedish GAAP, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined to be based on the market price of the issued shares at the time of the transaction is completed. In accordance with U.S. GAAP, such a purchase consideration is determined to be based on the market price of the underlying shares for a reasonable period before and after the terms of the transaction are agreed and publicly announced. The goodwill may be subject to adjustment pending resolution of the dispute between AB Volvo and Renault SA regarding the final value of acquired assets and liabilities in Renault V.I. and Mack Trucks.

  In 1995, AB Volvo acquired the outstanding 50% of the shares in Volvo Construction Equipment Corporation (formerly VME) from Clark Equipment Company, in the U.S. In conjunction with the acquisition, goodwill of SEK 2.8 billion was reported. The shareholding was written down by SEK 1.8 billion, which was estimated to correspond to the portion of the goodwill that was attributable at the time of acquisition to the Volvo trademark. In accordance with U.S. GAAP, the goodwill of SEK 2.8 billion was amortized over its estimated useful life (20 years) until 2002 when Volvo adopted FAS 142 (see above).

	Net income			Shareholders’ equity
Goodwill	2000	2001	2002	2000	2001	2002
Goodwill in accordance with
Swedish GAAP, December 31	(491)	(1,058)	(1,094)	4,969	13,013	11,297
Items affecting reporting of goodwill:
Acquisition of Renault V.I. and Mack Trucks Inc.	–	(153)	430	–	2,899	3,329
Acquisition of Volvo Construction
Equipment Corporation	(91)	(91)	51	1,317	1,226	1,277
Other acquisitions	–	–	613	–	–	613
Net change in accordance with U.S. GAAP	(91)	(244) 1	1,094	1,317	4,125	5,219
Goodwill in accordance with
U.S. GAAP, December 31	(582)	(1,302)	0	6,286	17,138	16,516

1 Income under U.S. GAAP was in total 744 lower than under Swedish GAAP, including 244 due to higher goodwill amortization and 500 due to other differences in purchase accounting.

C. Shares and participations. In calculating Volvo’s share of earnings and shareholders’ equity in associated companies in accordance with U.S. GAAP, differences between the accounting for these companies in accordance with Volvo’s principles and U.S. GAAP have been reflected.

  Income from investments in associated companies is reported before taxes in accordance with Swedish accounting principles, and after tax in accordance with U.S. GAAP. Taxes attributable to associated companies amounted to 65 (42; 244).

D. Interest costs. In accordance with U.S. GAAP, interest expense incurred in connection with the financing of the construction of property and other qualifying assets is capitalized and amortized over the useful life of the related assets. In Volvo’s consolidated accounts, interest expenses are reported in the year in which they arise.

E. Leasing. Certain leasing transactions are reported differently in accordance with Volvo’s accounting principles compared with U.S. GAAP. The differences pertain to sale-leaseback transactions prior to 1997.

F. Investments in debt and equity securities. In accordance with U.S.

GAAP, Volvo applies SFAS 115: "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values, and for all debt securities. These investments are to be classified as either "held-to-maturity" securities that are reported at amortized cost, "trading" securities that are reported at quoted market prices with unrealized gains or losses included in earnings, or "available-for-sale" securities, reported at quoted market prices, with unrealized gains or losses being credited or debited to Other comprehensive income and thereby included in shareholders’ equity.

  As of December 31, 2002, unrealized losses after deducting for unrealized gains in "available-for-sale" securities amounted to 9,763 (7,211; 6,101). Sale of "available-for-sale" shares in 2002 provided SEK – (3,2 billion; –) and the capital gain, before tax, on sales of these shares amounted to SEK – (0,6 billion; –).

  As set out above, all "available-for-sale" securities are valued at quoted market price at the end of each fiscal year with the change in value being credited or debited to Other comprehensive income. However, if a security’s quoted market price has been below the carrying value for an extended period of time, U.S. GAAP include a presumption that the decline in value is "other than temporary". Under such circumstances, U.S. GAAP require that the value adjustment must be recorded in Net income with a corresponding credit to Other comprehensive income. Accordingly, value adjustments amounting to 9,683, mainly pertaining to Volvo’s holding in Scania were charged to U.S. GAAP Net income during 2002. After these adjustments, the remaining value of unrealized losses before tax debited to Other comprehensive income amounted to 80 as of December 31, 2002.

  In accordance with Swedish accounting principles, no write-downs have been made since the fair value of Volvo’s investments is considered to be higher than the quoted market price of these investments. See further in Note 13

Summary of debt and equity securities available for sale and trading	Book value 1	Market value	FAS 115- adjustment,gross	Tax and minority interests	FAS 115- adjustment, net
Trading, December 31, 2002	16,130	16,080	(50)	14	(36)
Trading, January 1, 2002	11,862	11,745	(117)	33	(84)
Change 2002			67	(19)	48
Available for sale
Marketable securities	422	422	–	–	–
Shares and convertible debenture loan	27,338	17,575	(9,763)	22	(9,741)
Available for sale
December 31, 2002	27,760	17,997	(9,763)	22	(9,741)
January 1, 2002	29,458	22,247	(7,211)	2,019	(5,192)

Change 2002			(2,552)	(1,997)	(4,549)

1 According to Swedish accounting principles.

The book values and market values for these listed securities are distributed as follows:

	January 1, 2002		December 31, 2002
	Book value 1	Market value	Book value 1	Market value
Available for sale
Marketable securities	1,652	1,654	422	422
Shares and convertible debenture loan	27,806	20,593	27,338	17,575
Trading	11,862	11,745	16,130	16,080

1 According to Swedish accounting principles

G. Restructuring costs. Up to and including 2000, restructuring costs were in the Volvo Group’s year-end accounts reported in the year that implementation of these measures was approved by each company’s Board of Directors. In accordance with U.S. GAAP, costs are reported for restructuring measures only under the condition that a sufficiently detailed plan for implementation of the measures is prepared at the end of the accounting period. Effective in 2001, Volvo adopted a new Swedish accounting standard, RR16 Provisions, contingent liabilities and contingent assets, which is substantially equivalent to U.S. GAAP.

H. Provision for pensions and other post-employment benefits. The greater part of the Volvo Group’s pension commitments are defined contribution plans in which regular payments are made to independent authorities or bodies that administer pension plans. There is no difference between U.S. and Swedish accounting principles in accounting for these pension plans.

  Other pension commitments are defined-benefit plans; that is, the employee is entitled to receive a certain level of pension benefits, usually related to the employee’s final salary. In these cases the annual pension cost is calculated based on the current value of future pension payments. In Volvo’s consolidated accounts, provisions for pensions and pension costs for the year in the individual companies are calculated based on local rules and directives. In accordance with U.S. GAAP, provisions for pensions and pension costs for the year should always be calculated as specified in SFAS 87, "Employers Accounting for Pensions." The difference compared with local rules in Sweden (FAR4) lies primarily in the choice of actuarial method, discount rates and the fact that U.S. calculations of pension benefit obligations, in contrast to Swedish calculations, are based on salaries calculated at the time of retirement.

  The following tables disclose information about assumptions, periodical costs, obligations and funded positions of the Volvo Group’s most significant defined benefit plans. The tables further include reconciliations for reported costs and net provisions under U.S. GAAP and Swedish accounting principles.

The actuarial calculations have been made by use of the assumptions specified in the below table. The specified assumptions for discount rates reflect the discounts rates used for determination of the projected benefit obligations at the end of the year. The specified assumptions for expected return on plan assets reflect the assumptions used for determination of the net periodical pension costs. The expected return on plan assets in 2003 will generally be lower than in 2002, mainly as a consequence of the lower interest rates at the end of 2002.

	2000	2001	2002
Sweden
Discount rate	5.5	5.5	5.5
Expected return on plan assets	7.0	7.0	7.0
Expected salary increases	3.0	3.0	3.0
United States
Discount rate	7.5	7.0–7.25	6.75
Expected return on plan assets	9.0	9.0–9.5	9.0–9.5
Expected salary increases	6.0	5.0	3.5
France
Discount rate	–	5.5	5.5
Expected salary increases	–	3.0	3.0
Great Britain
Discount rate	5.75	5.75	5.5
Expected return on plan assets	6.5	7.0	7.0
Expected salary increases	3.75	3.75	3.5

Net periodical pension costs in accordance with U.S. GAAP	2000	2001	2002
Service costs	339	468	480
Interest costs	406	1,273	1,263
Expected return on plan assets	(535)	(1,435)	(1,214)
Amortization, net	(12)	36	137

Pension costs attributable to defined benefit plans in Sweden,

United States, France and Great Britain	198	342	666
Pension costs attributable to other plans (mainly defined contribution plans)	2,203	2,534	3,137
Total pension costs in accordance with U.S. GAAP 1, 2	2,401	2,876	3,803
Total pension costs in accordance with Swedish accounting principles 1, 2		2,231	3,332
4,472
Adjustment of this year’s income in accordance with U.S. GAAP, before tax		(170)	456
669

1 Excluding deduction attributable to Alecta surplus funds of 683 in 2000 under Swedish GAAP and 160 in 2000, 111 in 2001 and 410 in 2002 under U.S. GAAP. See (I) in this note.

2)Excluding costs for special termination benefits in connection with restructuring measures during 2001 amounting to 402 under Swedish and U.S. GAAP.

Obligations in defined benefit plans	Sweden Pensions (ITP plan)	United States Pensions	France Pensions	Great Britain Pensions	US other benefits
Obligations at December 31, 2000	3,768	2,437	–	1,347	1,143
Acquisitions and divestments, net	–	8,693	2,554	–	5,657
Service costs	97	286	30	56	88
Interest costs	198	847	143	86	513
Plan amendments	–	273	–	–	394
Termination benefits	–	263	139	–	129
Curtailments	–	(60)	–	–	(13)
Employee contributions	–	–	–	18	–
Actuarial (gains) and losses	99	1	37	41	32
Exchange rate translation	–	1,349	163	125	829
Benefits paid	(99)	(876)	(354)	(73)	(551)
Obligations at December 31, 2001	4,063	13,213	2,712	1,600	8,221
Acquisitions and divestments, net	–	1	–	–	–
Service costs	169	239	24	48	70
Interest costs	209	831	134	89	509
Plan amendments	–	368	–	–	(105)
Termination benefits	24	–	44	–	–
Curtailments	–	(26)	(8)	–	(6)
Employee contributions	–	–	–	17	–
Actuarial (gains) and losses	(366)	157	133	94	145
Exchange rate translation	–	(2,346)	(65)	(143)	(1,424)
Benefits paid	(105)	(896)	(492)	(42)	(579)
Obligations at December 31, 2002	3,994	11,541	2,482	1,663	6,831

Fair value of plan assets in funded plans	Sweden Pensions (ITP plan)	United States Pensions	France Pensions	Great Britain Pensions	US other benefits
Plan assets at December 31, 2000	3,661	2,392	–	1,363	–
Acquisitions and divestments, net	–	8,709	–	–	355
Actual return on plan assets	(162)	(810)	–	(140)	12
Employer contributions	14	109	–	42	211
Employee contributions	–	–	–	17	–
Exchange rate translation	–	1,268	–	115	34
Benefits paid	–	(914)	–	(73)	(475)
Plan assets at December 31, 2001	3,513	10,754	–	1,324	137
Actual return on plan assets	(358)	(1,516)	–	(208)	1
Employer contributions	–	60	–	56	97
Employee contributions	–	–	–	17	–
Exchange rate translation	–	(1,641)	–	(108)	(19)
Benefits paid	–	(887)	–	(42)	(144)
Plan assets at December 31, 2002	3,155	6,770	–	1,039	72

Net provisions for postemployment benefits	Sweden Pensions (ITP plan)	United States Pensions	France Pensions	Great Britain Pensions	US other benefits	Other plans	Total
Funded status at December 31, 2001	(550)	(2,459)	(2,712)	(276)	(8,084)
Unrecognized actuarial (gains) and losses	1,155	2,004	–	279	(93)
Unrecognized transition (assets) and obligations
according to SFAS 87, net	(52)	–	–	(21)	34
Unrecognized prior service costs	–	400	–	10	398
Minimum liability adjustments	(546)	(1,417)	–	–	–
Net provisions for postemployment benefits
in accordance with U.S. GAAP
at December 31, 2001	7	(1,472)	(2,712)	(8)	(7,745)		(1,675)
	(13,605)
Funded status at December 31, 2002	(839)	(4,771)	(2,482)	(624)	(6,759)
Unrecognized actuarial (gains) and losses	1,350	3,952	133	613	70
Unrecognized transition (assets)
and obligations according to SFAS 87, net	(33)	–	–	(18)	7
Unrecognized prior service costs	–	600	–	9	225
Minimum liability adjustments	(1,090)	(3,817)	–	(417)	–
Net provisions for postemployment benefits
in accordance with U.S. GAAP
at December 31, 2002	(612)	(4,036)	(2,349)	(437)	(6,457)		(1,657)
	(15,548)
Difference between U.S. GAAP
and Swedish accounting principles	(397)	–	–	417	–	–	20
Net provisions for post-employment
benefits in accordance with Swedish
accounting principles	(1,009)	(4,036)	(2,349)	(20)	(6,457)		(1,657)
	(15,528)
whereof reported as
Prepaid pensions (receivables)	–	600	–	–	–	108	708

Provisions for postemployment benefits	(1,009)	(4,636)	(2,349)	(20)	(6,457)	(1,765)	(16,236)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were 17,198; 16,492 and 10,963 at December 31, 2002 and 13,872; 13,351 and 11,142 at December 31, 2001. Under U.S. GAAP an additional minimum liability is recognized and a charge made to other comprehensive income when the accumulated benefit obligation exceeds the fair value of plan assets to the extent this amount is not covered by the net liability recognized in the balance sheet. In 2002, an additional minimum liability of 3,234 (1,622; 132) was recognized.

Other post-employment benefit plans

In addition to its pension plans, certain subsidiaries sponsor unfunded benefit plans, mainly in the U.S., to provide health care and other benefits for retired employees who meet minimum age and service requirements. The plans are generally contributory, with retiree contributions being adjusted periodically, and contain other cost-sharing features such as deductibles and coinsurance. The estimated cost for health-care benefits is recognized on an accrual basis in accordance with the requirements of SFAS 106, "Employers’ Accounting for Post-retirement Benefits Other than Pensions."

Net periodical costs for other benefits in accordance with U.S. GAAP:	2000	2001	2002
Service costs	45	88	70
Interest costs	76	513	509
Expected return on plan assets	–	(27)	0
Amortization, net	(4)	4	36
Net periodical benefit costs	117	578	615

An increase of one percentage point per year in healthcare costs would change the accumulated post-retirement benefit obligation as of December 31, 2002 by approximately 191, and the net post-retirement benefit expense by approximately 14. A decrease of 1% would decrease the accumulated value of obligations by about 180 and reduce costs by approximately 13. In 2001, an increase of 1% would increase the accumulated value of obligations by about 206 and increase costs by about 15; a decrease of 1% would reduce the accumulated value of obligations by about 194 and cut costs by about 14.

  Calculations made as of December 31, 2002 show an annual increase of 10% in the weighted average per capita costs of covered health-care benefits; it is assumed that the percentage will decline gradually to 5% and then remain at that level.

  The discount rates used in determining the accumulated post-retirement benefit obligation as of December 31, 2000, 2001 and 2002 were 7.5%, 7.0-7.25% and 6.75%, respectively.

I. Alecta surplus funds. In the mid-1990s and later years surpluses arose in the Alecta insurance company (previously SPP) since the return on the management of ITP pension plan exceeded the growth in pension obligations. As a result of decisions in December 1998, Alecta distributed, company by company, the surpluses that had arisen up to and including 1998. In accordance with a statement issued by a special committee of the Swedish Financial Accounting Standards Council, surplus funds that were accumulated in Alecta should be reported in companies when their present value can be calculated in a reliable manner. The rules governing how the refund was to be made were established in the spring of 2000 and an income amounting to 683 was included in the Group’s income statement under Swedish GAAP during 2000. In accordance with U.S GAAP, the surplus funds should be recognized in the income statement when they are settled.

J. Software development. In accordance with U.S. GAAP (SOP 98–1

"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use") expenditures for software development should be capitalized and amortized over the useful lives of the projects. In Volvo’s accounting in accordance with U.S. GAAP, SOP 98–1 is applied as of January 1999. In Volvo’s accounts prepared under Swedish GAAP up to and including 2000, expenditures for software development were expensed as incurred. Effective in 2001, Volvo adopted a new Swedish accounting standard, RR15 Intangible assets. With regard to software development, the new standard is substantially equivalent to U.S. GAAP and consequently the difference between Swedish and U.S. GAAP is pertaining only to expenditures for software development during 1999 and 2000.

K. Product development. Effective in 2001, Volvo adopted a new

Swedish accounting standard, RR15 Intangible assets. In accordance with the new standard, which conforms in all significant respects to the corresponding standard issued by the International Accounting Standards Committee (IASC), expenditures for development of new and existing products should be recognized as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value of such intangible assets should be amortized over the useful lives of the assets. In accordance with the new standard, no retroactive application is allowed. Under U.S. GAAP, all expenditures for development of new and existing products should be expensed as incurred.

L. Entrance fees, aircraft engine programs. In connection with its participation in aircraft engine programs, Volvo Aero in certain cases pays an entrance fee. In Volvo’s accounting these entrance fees are capitalized and amortized over 5 to 10 years. In accordance with U.S. GAAP, these entrance fees are expensed as incurred.

M. Tax effects of U.S. GAAP adjustments. Deferred taxes are

generally reported for temporary differences arising from differences between U.S. GAAP and Swedish accounting principles. During 2002, deferred tax income of 2,123 was released from other comprehensive income related to value adjustments of shares classified as "available-for-sale". Furthermore during 2002, a new tax legislation was enacted in Sweden which removed the possibility to offset capital losses on investments in shares held for operating purposes against income from operations. As a result of the new legislation, a tax expense of 2,123 was charged to Volvo’s net income under U.S. GAAP to reduce the carrying value of deferred tax assets relating to investments in shares classified as "available-for-sale".

Comprehensive income (loss)	2000	2001	2002
Net income (loss) in accordance with U.S. GAAP	3,127	(4,320)	(6,265)
Other comprehensive income (loss), net of tax
Translation differences	966	1,015	(2,222)
Unrealized gains and (losses) on securities (SFAS 115):
Unrealized gains (losses) arising during the year	(3,787)	(1,532)	(2,425)
Less: Reclassification adjustment for (gains) and losses included in net income	(1)	733
7,558
Additional minimum liability for pension obligations (FAS 87)	(132)	(1,622)	(3,234)
Other	(119)	41	(165)
Other comprehensive income (loss), subtotal	(3,073)	(1,365)	(488)
Comprehensive income (loss) in accordance with U.S. GAAP	54	(5,685)	(6,753)

Supplementary U.S. GAAP information

Classification. In accordance with SFAS 95, "cash and cash equivalents" comprise only funds with a maturity of three months or less from the date of purchase. Some of Volvo’s liquid funds (see Notes 19 and 20) do not meet this requirement. Consequently, in accordance with SFAS 95, changes in this portion of liquid funds should be reported as investing activities.

Note 33, continued, supplementary U.S. GAAP information

Recent U.S accounting pronouncements issued but not yet adopted

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145 (SFAS 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This standard rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt-an amendment of APB Opinion No. 30", which required all gains and losses from the extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effects. As a result, the criteria set forth by APB Opinion 30 will now be used to classify those gains and losses. SFAS 145 also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS 145 amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The standard is generally effective for transactions occurring after May 15, 2002. Volvo is in the process of assessing the impact of adopting SFAS 145.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to an exit plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Volvo is in the process of assessing the impact of adopting SFAS 146.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This standard amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after December 15, 2002. Volvo is in the process of assessing the impact of adopting SFAS 148.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Volvo is in the process of assessing the impact of adopting EITF 00-21.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Volvo is in the process of assessing the impact of adopting FIN 45.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46 or "the Interpretation"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Volvo is in the process of assessing the impact of adopting FIN 46.

Discontinued operations

In March 1999, Volvo signed an agreement with Ford Motor Company whereby Volvo agreed to sell Volvo Personvagnar Holding AB and its subsidiaries (collectively "Volvo Cars") to Ford. In March 1999, the proposed transaction also received regulatory and shareholder approval and was consummated on March 31, 1999. During 2000, Volvo made a favorable adjustment of the gain on the sale of Volvo Cars of SEK 375 million relating to a supplement to the purchase price. The favorable adjustment corresponded to basic and diluted inomce per share of SEK 0.90.

Accruals for restructuring measures

During 1998, Volvo’s management decided to implement a number of measures to improve efficiency and reduce costs within the Group. The measures involved shut down, transfer or merging of production sites as well as restructuring of distribution and marketing organizations. At the end of 2000, the total number of employees reduced by the restructuring activities was about 3,500.

Also during 1998, in connection with Volvo’s acquisition of Samsung’s division for construction equipment, a provision was recognized in the opening balance sheet for implementation of restructuring measures within the acquired operations as a consequence of the acquisition.

During 2001 a provision for restructuring measures of 3,862 was recognized. In Trucks the restructuring provision included costs for the integration of Mack and Renault V.I. in order to secure coordination gains made possible through the acquisition. The integration measures included reduction of the North American production capacity through a decision to close Mack’s Winnsboro plant and transfer of production to Volvo’s New River Valley plant. The closure of the Winnsboro plant was concluded in the fourth quarter 2002. Integration measures further included restructuring of the global distribution system and production structure. In addition to the integration measures, restructuring costs in Trucks included significant personnel reductions due to the prevailing business conditions, especially in North America. Restructuring measures in Buses were attributable to the shut down of Nova Bus’ plant for city buses in Roswell, United States. In Construction Equipment, restructuring measures were pertaining to close down of fabrication in the Asheville plant, United States, and to an overall redundancy program. Of the remaining restructuring reserve the most significant part will have cash flow effects in 2003 but there will also be effects in 2004. Remaining provisions partially relates to early retirement plans where former employees receive periodical pensions until they reach the normal age of retirement. In total approximately 4,200 employees were affected by reductions as a consequence of the restructuring measures, whereof approximately 3,600 had left the Group by December 31, 2002. The remaining employees affected will for the most part leave the Group during 2003 and 2004.

The changes of accruals for restructuring measures relating to the programs described above are shown in the following table:

Accruals for restructuring measures	2000	2001	2002
Balance at December 31, preceding year	823	225	2,706
Accrual charged to income:
Termination benefits	-	2,259	-
Exit costs	-	1,603	-
Utilization of provisions:
Termination benefits	(188)	(720)	(501)
Exit costs	(433)	(673)	(686)
Translation differences	23	12	(240)
Balance at December 31, current year	225	2,706	1,279

Allowance for customer-financing receivables

The changes in the valuation allowance for customer-financing receivables are presented in the table below:

Valuation allowance for customer finance receivables	2000	2001	2002
Balance at December 31, preceding year	1,027	1,133	1,773
Change of reserve charged to income	407	1,356	1,018
Utilization of reserve related to actual losses	(411)	(824)	(893)
Acquired and divested operations	(0)	(0)	0
Translation differences	83	96	(400)
Reclassifications, etc.	27	12	(10)
Balance at December 31, current year	1,133	1,773	1.488

Undistributed earnings of foreign subsidiaries

The cumulative amount of undistributed earnings of foreign subsidiaries, which the Company currently intends to indefinitely reinvest outside of Sweden and upon which deferred income taxes have not been provided, is approximately SEK 4,980 million at December 31, 2002.

Stock based compensation

Volvo has several stock option schemes which are described in Note 30. These plans are accounted for in accordance with APB 25 for U.S. GAAP purposes which is equivalent to the treatment adopted under Swedish GAAP. Accordingly there is no reconciling item between Swedish and U.S. GAAP. Under SFAS 123 these plans would be accounted for in a manner similar to that required under APB 25 and as a result there are no differences between U.S. GAAP net income or earnings per share reported in accordance with APB 25 and net income that would have been reported in accordance with SFAS 123.

Joint ventures

The following represents combined summarized financial information as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 for the joint ventures partly owned by Volvo as of December 31, 2002:

	2000	2001	2002
Income Statement Data

Net sales	5,695	5,153	4,426
Cost of operations	(5,403)	(5,782)	(4,284)
Financial income and expense	(208)	(190)	(114)
Income before taxes	84	(819)	28
Income taxes	(45)	317	(56)
Net income	39	(502)	(28)

Balance Sheet Data

Property, Plant and Equipment, net	542	512	346
Other non-current assets	799	1,196	952
Current assets	3,195	2,704	1,854
Total Assets	4,536	4,412	3,152

Shareholders' Equity	577	(6)	556
Provisions	291	736	360
Long-term liabilities	1,382	1,466	632
Current liabilities	2,286	2,216	1,604
Total Shareholders' Equity and Liabilities	4,536	4,412	3,152

From October 1, 2001, the operations of Prévost and Nova Bus became jointly controlled by Volvo and the Henlys Group Plc. At this time Volvo’s ownership reduced from 51% to 50%, as a result of which Volvo's interest in Prévost and Nova Bus was accounted for using proportionate consolidation from this time. The above information represents 100% of the results of these operations. Prior to October 1, 2001 Volvo consolidated 100% of these amounts and deducted a minority interest of 49%. From October 1, 2001 Volvo has only consolidated 50% of the results and assets of these operations.

Associated Companies

The following represents combined summarized financial information as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 for the associated companies partly owned by Volvo as of December 31, 2002:

	2000	2001	2002
Income Statement Data

Net sales	34,390	35,738	33,393
Cost of operations	(35,380)	(35,022)	(32,983)
Financial income and expense	1,914	(499)	(190)
Income before taxes	924	217	220
Income taxes	(213)	(107)	(142)
Minority interests in net income	0	0	0
Net income	711	110	78

Balance Sheet Data

Property, Plant and Equipment, net	12,336	5,806	5,190
Other non-current assets	3,998	3,567	3,467
Current assets	31,343	14,315	13,386
Total Assets	47,677	23,688	22,043

Shareholders' Equity	4,535	3,018	2,668
Minority interests	-	1	2
Provisions	1,138	1,210	1,232
Long-term liabilities	12,323	7,154	6,008
Current liabilities	29,681	12,305	12,133
Total Shareholders' Equity and Liabilities	47,677	23,688	22,043

Volvo accounts for its interests in associated companies using the equity method. Consequently, Volvo’s income from investments in associated companies amounted to 182, 50 and 444 in 2002, 2001 and 2000 respectively. For further information, see note 5. At December 31, 2002 the carrying value of Volvo’s investments in associated companies was 1,657.

Note 34 Segment reporting

The Company's operating segments are defined as components of its operations about which separate financial information is available that is regularly evaluated by the chief operating decision maker in determining how to allocate resources and in assessing performance. The Company has six reportable segments – Trucks, Buses, Construction Equipment, Volvo Penta ,Volvo Aero and Volvo Financial Services. The Trucks segment includes Volvo Trucks, Mack Trucks and Renault Trucks. Because of the similar economic characteristics between the these businesses segments and due to the identical products, customer types, production processes and distribution methods shared by these three segments, they have been aggregated into a single reportable segment for segment reporting purposes.

The chief operating decision maker evaluates segment performance based on segment operating income, which is defined as income before income taxes, minority interest and interest expense, exclusive of certain general corporate income and expense items (including interest income) and special items. The accounting policies of the reportable operating segments are the same as those described in Note 1.

Segment assets are comprised of all assets attributable to the reportable segments. Corporate assets are not attributable to the operating segments and consist primarily of interest bearing financial assets and income tax receivables. For geographic information, net sales are attributable to the location of the customer (point of destination); property and equipment are attributable to their physical location.

The following tables summarize certain data by reportable segments in accordance with Swedish GAAP:

	2000	2001	2002
Net sales to external customers:
Trucks	58,973	116,289	118,352
Buses	17,167	16,524	14,035
Construction Equipment	19,848	20,934	20,694
Volvo Penta	6,578	7,361	7,642
Volvo Aero	10,641	11,525	8,763
Financial Services	8,904	8,662	9,118
Other	7,959	7,985	7,594
Total	130,070	189,280	186,198

	2000	2001	2002
Net sales internal to other business areas:
Trucks	102	279	400
Buses	20	151	0
Construction Equipment	145	201	318
Volvo Penta	21	19	27
Volvo Aero	72	259	74
Financial Services	774	830	807
Other	5,354	7,441	7,638
Eliminations	(6,488)	(9,180)	(9,264)
Total	0	0	0

1) Net sales internal between business areas are generally made at standard cost of sales, including calculated interest and product improvement expenses. Net sales internal from service companies are generally made at market prices.

	2000	2001[1]	2002
Operating income (loss):
Trucks	1,414	(2,066)	1,189
Buses	440	(916)	(94)
Construction Equipment	1,594	527	406
Volvo Penta	484	658	647
Volvo Aero	621	653	5
Financial Services	1,499	325	490
Other	96	53	194
Subtotal	6,148	(766)	2,837
Cars	520	90	-
Total	6,668	(676)	2,837

1) Operating income in 2001included restructuring costs mainly related to the integration of Mack and Renault of SEK 3,862 million of which 3,106 in Trucks, 392 in Buses and 364 in Construction Equipment.

	2000	2001	2002
Research and development expenses:
Trucks	2,709	3,614	4,175
Buses	614	498	396
Construction Equipment	844	674	685
Volvo Penta	368	287	352
Volvo Aero	238	211	173
Other	104	107	88
Total	4,877	5,391	5,869

	2000	2001	2002
Depreciation and amortization:
Trucks	1,478	3,706	3,667
Buses	320	355	324
Construction Equipment	579	599	624
Volvo Penta	77	65	80
Volvo Aero	410	437	436
Financial Services	145	181	211
Other	372	467	378
Subtotal	3,381	5,810	5,720
Assets under operating leases	2,870	4,151	5,124
Total	6,251	9,961	10,844

	2000	2001	2002
Total assets:
Operating assets, excluding Financial Services [1]:
Trucks	36,402	82,431	68,988
Buses	11,799	9,083	8,913
Construction Equipment	13,687	14,178	14,409
Volvo Penta	2,239	2,538	3,340
Volvo Aero	12,498	13,389	11,631
Other	28,212	28,600	28,166
Subtotal	104,837	150,219	135,447

Interest-bearing financial assets	30,244	37,300	32,648
Tax receivables	2,262	8,548	8,113
Other and eliminations	(3,122)	(8,670)	(6,350)

Total assets in Financial Services	66,522	73,528	69,364
Total assets	200,743	260,925	239,222

1) Defined as Total assets less Interest-bearing financial assets and Tax receivables.

	2000	2001	2002
Capital expenditures for property, plant and equipment and assets under operating leases:
Trucks	3,175	5,725	4,546
Buses	364	324	229
Construction Equipment	397	565	656
Volvo Penta	134	197	236
Volvo Aero	614	681	494
Financial Services	302	405	370
Other	444	390	282
Subtotal	5,430	8,287	6,813
Assets under operating leases	5,709	5,852	5,424
Total	11,139	14,139	12,237

Geographic

The tables below summarize certain data by geographic area:
	2000	2001	2002
Net sales to external customers: [1]
Western Europe	68,182	97,758	97,209
Eastern Europe	3,933	6,743	7,860
North America	40,655	57,724	53,438
South America	5,182	6,469	5,070
Asia	8,765	10,887	12,693
Other markets	3,353	9,699	9,928
Total, as reported	130,070	189,280	186,198

whereof:
Sweden	15,670	13,615	12,923
United States	32,471	48,407	44,652
United Kingdom	12,623	15,951	16,142

1) Based upon the market where the customer is located.

	2000	2001	2002
Long-lived assets: [2]
Western Europe	64,453	89,185	88,743
Eastern Europe	939	1,115	1,330
North America	25,637	35,772	29,542
South America	2,686	2,543	1,488
Asia	3,004	3,381	2,915
Other markets	748	898	736
Total	97,467	132,894	124,754

whereof:
Sweden	45,173	49,525	48,953
United States	20,708	31,030	25,753

2) Defined as Non-current assets less Long-term interest-bearing financial assets and long-term deferred tax assets. The distribution between geographical areas is based on the domicila countries of the legal entities within the Group.

Note 35 Subsequent events (unaudited)

On May 7, 2003, Volvo Construction Equipment (Volvo CE) announced the purchase of the assets associated with the Volvo distribution business of L.B. Smith, Inc., its largest dealer in the United States and distributor for a majority of the East Coast. Through the purchase, Volvo CE takes over assets amounting to approximately 189 million US dollars, primarily inventory at fair wholesale market value. No goodwill or real estate is included in the deal. Through the transaction, Volvo CE will also assume liabilities of approximately 189 million US dollars and no cash consideration will thus be paid. Volvo CE intends to continue the operation from the existing 31 locations in Florida, Georgia, Tennessee, Alabama, North and South Carolina, New Jersey, eastern Pennsylvania and New York. The new company will be doing business as LB Smith. Volvo’s strategy to work mainly together with independent dealers remains and the ambition is to spin off the acquired distribution business, most likely in a number of smaller pieces compared with today.

AB Volvo currently holds 43% of the capital and voting rights of the Bilia Group ("Bilia"), a dealer and service supplier of cars, trucks and construction equipment with operations in the Nordic region and ten other european countries. On May 13, 2003, the board of directors of Bilia AB announced its proposal to the Annual shareholders meeting of Bilia that the Group would be divided in two units, one comprising its truck and construction equipment operations and one comprising its car operations. The board of Bilia further announced its proposal to the Annual shareholders meeting that the shares of the unit comprising the truck and construction equipment operations would be distributed to Bilias shareholders. On May 26, 2003, AB Volvo announced a public offer for Bilia’s truck and construction equipment operations. The offer is to exchange three shares in the Bilia cars unit for four shares in the unit comprising Bilia’s truck and construction equipment operations. The annual shareholders meeting of Bilia will be held on June 10, 2003, and the acceptance period for Volvo’s offer will end on July 4, 2003. If the offer is fully accepted by the other shareholders in Bilia, Volvo will through this transaction become 100% owner of the unit comprising Bilia’s truck and construction equipment operations.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET VOLVO (publ)

By: /s/ Leif Johansson

Name: Leif Johansson

Title: President and Chief Executive Officer

Dated May 30, 2003

CERTIFICATIONS

I, Leif Johansson, certify that:

1. I have reviewed this annual report on Form 20-F of Volvo Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 30 May 2003

By:
Leif Johansson
President and Chief Executive Officer

CERTIFICATIONS

I, Stefan Johnsson, certify that:

1. I have reviewed this annual report on Form 20-F of Volvo Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 30 May 2003

By:
Stefan Johnsson
Senior Vice President and Chief Financial Officer