Form 20-F
period 2003-12-31
AKTIEBOLAGET VOLVO \PUBL\
filed 2004-06-29
CIK 753762

As filed with the Securities and Exchange Commission on June 18, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

___________

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

OR

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

Item 17    Item 18  X

INTRODUCTION AND USE OF CERTAIN TERMS *

Certain Forward-Looking Statements *

PART I *

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS *
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE *

ITEM 3. KEY INFORMATION *
3.A Selected Financial Data *
3.B. Capitalization and Indebtedness *
3.C Reasons for the offer and use of proceeds. *
3.D Risk factors *

ITEM 4. INFORMATION ON THE COMPANY *
4.A. History and Development of Company *
4.B. Business Overview *
4.C. Organizational Structure *
4.D. Property, Plants and Equipment *

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. *
5.A. Operating Results. *
5.B. Liquidity and Capital Resources *
5.C. Research and Development, Patents and Licenses *
5.D. Trend Information *
5.E. Off-Balance Sheet Arrangements *
5.F. Tabular Disclosure of Contractual Obligations *

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES *
6.A. Directors and Senior Management *
6.B. Compensation *
6.C. Board Practices *
6.D. Employees *
6.E. Share Ownership *

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. *
7.A. Major Shareholders *
7.B. Related Party Transactions *
7.C Interests of Experts and Counsel *

ITEM 8. FINANCIAL INFORMATION *
8.A. Consolidated Statements and Other Financial Information *
8.B. Significant Changes *

ITEM 9. THE OFFER AND LISTINGS. *
9.A. Offer and Listing Details *
9.B. Plan of Distribution *
9.C Markets *
9.D Selling Shareholders *
9.E Dilution *
9.F Expenses of the Issue *

ITEM 10. ADDITIONAL INFORMATION *
10.A Share capital *
10.B Memorandum and articles of association *
10.C Material contracts *
10.D Exchange controls *
10.E Taxation *
10.F Dividends and paying agents *
10.G Statement by experts *
10.H Documents on display *
10.I Subsidiary Information *

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK *
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES *

PART II *
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES *
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *
ITEM 15. CONTROLS AND PROCEDURES *
ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT *
ITEM 16B CODE OF ETHICS *
ITEM 16C ACCOUNTANTS’ FEES AND SERVICES *

PART III *
ITEM 17. FINANCIAL STATEMENTS *
ITEM 18. FINANCIAL STATEMENTS *
ITEM 19. EXHIBITS *
SIGNATURES *

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all amounts herein are expressed in Swedish kronor ("krona", "kronor" or "SEK") or in United States dollars ("dollars" or "US$"). Merely for the convenience of the reader, this Annual Report presents translations into dollars of certain krona amounts. Unless otherwise stated, such translations have been made at the noon buying rate of dollars in terms of kronor in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on May 28, 2004, which was 7.4579 kronor per dollar (0.1341 U.S. dollars per krona). The Noon Buying Rate on May 28 differs from certain of the actual rates used in the preparation of the consolidated financial statements of Volvo, which are expressed in kronor, and therefore, dollar amounts appearing herein may differ significantly from actual dollar amounts which were translated into kronor in the preparation of those consolidated financial statements in accordance with accounting principles generally accepted in Sweden. See "Item 3. Key Information – 3.A. Selected Financial Data". No representation is made that krona amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on May 28 or on any other date as of which a convenience translation based on the Noon Buying Rate was 7.4579 kronor per dollar (0.1341 U.S. dollars per krona).

________________________________________________

As used herein, "Volvo", the "Company" or the "Group" refers to Aktiebolaget Volvo and its consolidated subsidiaries and "AB Volvo" refers to Aktiebolaget Volvo, unless the context indicates otherwise. "Trucks" refers to the combined truck operations of the Volvo Group, consisting of the truck brands Mack, Renault and Volvo, which are individually referred to as "Mack Trucks", "Renault Trucks" and "Volvo Trucks", respectively.

________________________________________________

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The selected financial data set forth below at December 31, 2001, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 have been derived from the consolidated financial statements of Volvo. See "Item 18. Financial Statements". Financial data at December 31, 1999 and 2000 and for the years ended December 31, 1999 and 2000 have been derived from Volvo’s published Swedish financial statements not included herein.

The selected financial data at December 31, 2001, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and notes thereto included in Item 18.

	1999	[3]	2000	[4]	2001	[5]	2002	[6]	2003	[7]	2003	[8]
AMOUNTS IN ACCORDANCE WITH SWEDISH ACCOUNTING PRINCIPLES[1,2]
	(In millions, except per share amounts)
	SEK		SEK		SEK		SEK		SEK		USD
Net sales…………………………….	125,019		130,070		189,280		186,198		183,291		24,577
Net sales from discontinued operations………………………...	-		-		-		-		-		-
Net sales from continuing operations	125,019		130,070		189,280		186,198		183,291		24,577

Operating income (loss)…………….	34,158		6,668		(676)		2,837		2,504		336

Net income (loss)………….……….	32,222		4,709		(1,467)		1,393		298		40
Income from discontinued operations………………………...	26,726		479		65		-		-		-
Income (loss) from continuing operations…………………………...	5,496		4,230		(1,532)		1,393		298		40

Net income (loss) per share[9]……..	73.00		11.20		(3.50)		3.30		0.70		0.09
Income (loss) per share from discontinued operations [9]………...	60.50		1.20		0.10		-		-		-
Income (loss) per share from continuing operations [9]……………	12.50		10.00		(3.60)		3.30		0.70		0.09

Cash dividends per share [10]………...	7.00		8.00		8.00		8.00		8.00		1.07

Total assets…………………………	195,612		200,743		260,925		239,222		231,252		31,008
Non-current liabilities...…………….	32,514		40,670		54,130		53,123		51,301		6,879
Shareholders’ equity……………….	97,692		88,338		85,185		78,278		72,420		9,711

Share capital……………………….	2,649		2,649		2,649		2,649		2,649		355
Weighted average number of shares. (in thousands)[11]……………………..	441,521		421,684		422,429		419,445		419,445		419,445
	1999	[3]	2000	[4]	2001	[5]	2002	[6]	2003	[7]	2003	[8]
AMOUNTS IN ACCORDANCE WITH U.S. GAAP[1]
Operating income (loss).…………...	33,606		4,935		(4,014)		(5,171)		5,275		707

Net income (loss)…………………...	31,690		3,127		(4,320)		(6,265)		3,979		534
Income from discontinued operations…………………………..	26,115		375		-		-		-		-
Income (loss) from continuing operations…………………………..	5,575		2,752		(4,320)		(6,265)		3,979		534

Basic and diluted net income (loss) per share [12]………………………...	71.80		7.40		(10.20)		(14.90)		9.50		1.27
Income per share from discontinued operations [12]……….	59.20		0.90		-		-		-		-
Income (loss) per share from continuing operations [12]……………	12.60		6.50		(10.20)		(14.90)		9.50		1.27

Shareholders’ equity……………….	99,607		84,761		81,291		71,182		74,790		10,028

1 The consolidated financial statements of Volvo are prepared in accordance with accounting principles generally accepted in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). See Notes 1 and 35 to the consolidated financial statements.

2 Effective in 2001, Volvo applied ten new accounting standards issued by the Swedish Financial Accounting Standards Council. All these accounting standards conform in all significant respects with the corresponding accounting standard issued by the International Accounting Standards Board (IASB). In applying the transition rules as a consequence of the aforementioned accounting standards, there were no retroactive effects on Volvo’s earlier financial statements. In applying the new standards during fiscal year 2001, RR 1:00 Consolidated Financial Statements and Business Combinations, RR 14 Joint Ventures, RR 15 Intangible Assets and RR 16 Provisions, Contingent Liabilities and Contingent Assets, resulted in a change in Volvo’s accounting principles. In accordance with RR 1:00 Consolidated Financial Statements and Business combinations, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined by the market price of the issued shares at the time of the transaction. In accordance with Volvo’s previous accounting principles, purchase consideration was determined based on the average market price of the issued shares during ten days prior to the public disclosure of the transaction. In accordance with RR 14 Joint ventures, a joint venture should either be reported by use of the proportionate consolidation method or the equity method. Effective in 2001, the proportionate consolidation method is the preferred method under Volvo's accounting principles. In previous years, all joint ventures have been reported by use of the equity method. In accordance with RR 15 Intangible Assets, the expenditures for development of new products, production and information systems are reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets is amortized over the estimated useful life of the assets. Volvo’s application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. In accordance with Volvo’s previous accounting principles, all costs for the development of new products, production and information systems were expensed on a current basis. Operating income from continuing operations in accordance with Swedish GAAP in 2001, 2002 and 2003 included positive impact of SEK 2,038 million, SEK 1,357 and SEK 483 million respectively, relating to, capitalization and amortization of development costs in accordance with RR 15. In accordance with RR 16 Provisions, Contingent Liabilities and Contingent Assets, a provision for committed restructuring measures is reported first when a detailed plan for the implementation of the measures is complete and when this plan is communicated to those who are affected. In accordance with Volvo’s previous accounting principles, a provision for restructuring measures was reported in connection with the measures being decided by the company’s management. See Notes 1 and 35 to the Consolidated Financial Statements.

Effective in 2003, Volvo has adopted RR 29 Employee benefits in its financial reporting. RR 29 Employee benefits, which was issued by the Swedish Financial Accounting Standards Council in December 2002, conforms in all significant respects with IAS 19 Employee benefits issued earlier by the International Accounting Standards Board (IASB). By adoption of RR 29, defined benefit plans for pensions and health-care benefits in all the Group's subsidiaries are accounted for with consistent principles. In Volvo's financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules of the new standard, a transitional liability has been established as of January 1, 2003, determined in accordance with RR 29. This transitional liability has been determined to exceed the liability recognized as of December 31, 2002, in accordance with earlier principles by SEK 2.3 billion. The excess liability has consequently been recognized as of January 1, 2003, as an increase of provisions for post- employment benefits and a corresponding decrease of shareholders’ equity. In accordance with the transition rules of the new standard, Volvo has not restated figures for earlier years in accordance with the new accounting standard. Because the Group's subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR 29 differs for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR 29 has mainly had the effect that plan assets invested in Volvo's Swedish pension foundation as from 2003 are accounted for at a long-term expected return rather than being revalued on each closing date to fair value. For Volvo's subsidiaries in the United States, differences relate to accounting for past service costs and the fact that RR 29 does not include rules about minimum liability adjustments. See Notes 1 and 35 to the Consolidated Financial Statements.

Effective in 2003, Volvo has adopted RR 27 Financial instrument: Disclosure and presentation, which conforms to a large extent with IAS 32 issued by the International Accounting Standards Board (IASB). The adoption of RR 27 has affected the balance sheet presentation of certain derivative instruments that are used to manage financial risks related to financial assets and liabilities. According to RR 27, derivative instruments with unrealized gains should be presented as assets and derivative instruments with unrealized losses should be presented as liabilities. According to Volvo's earlier accounting principles, derivative instruments used for management of financial assets were reported as assets and derivative instruments used for management of financial liabilities were reported as liabilities. As a consequence of adoption of the presentation principles in RR 27, the Volvo Group's assets increased by SEK 3.6 billion and the Group's liabilities increased with the corresponding amount.

3 AB Volvo completed the sale of Volvo Cars to Ford on March 31, 1999. AB Volvo began accounting for Volvo Cars as a discontinued operation beginning on January 1, 1999. Income from discontinued operations in 1999 pertained to a capital gain after tax of SEK 26,726 million on the sale of Volvo Cars to Ford. For US GAAP purposes, the gain amounted to SEK 26,115 million. The difference was mainly attributable to historical differences between Swedish and US GAAP that resulted in a higher value of the net assets divested.

4 In 2000, operating income from continuing operations under Swedish GAAP included SEK 610 million pertaining to realized gains on the remaining securities portfolio in Volvia and SEK 683 million in surplus funds from the SPP insurance company. Operating income from discontinued operations in 2000 of SEK 520 million included a favorable adjustment of the gain from the sale of Volvo Cars.

5 Effective January 2, 2001, AB Volvo acquired Renault’s truck operations, Renault V.I. and Mack Trucks. Under the terms of the acquisition, AB Volvo acquired all outstanding shares of Renault V.I. and Mack Trucks in exchange for 15% of the shares in AB Volvo.

In 2001, operating income from continuing operations under Swedish GAAP included restructuring costs amounting to SEK 3,862 million of which SEK 3,106 million is for Trucks, SEK 392 million for Buses and SEK 364 million for Construction Equipment. Restructuring costs in Trucks included costs for the integration of Mack Trucks and Renault V.I. in order to secure coordination gains made possible through the acquisition. The integration measures included reduction of the North American production capacity through a decision to close Mack's Winnsboro plant and transfer of production to Volvo's New River Valley plant. Integration measures further included restructuring of the global distribution system and production structure. In addition to the integration measures, restructuring costs in Trucks included significant personnel reductions due to the prevailing business conditions, especially in North America. Restructuring costs in Buses were attributable to the shut down of Nova Bus' plant for city buses in Roswell, United States. In Construction Equipment, restructuring measures pertained to the close down of fabrication in the plant in Asheville, United States, and to an overall redundancy program.

6 Net income (loss) in 2002 in accordance with US GAAP included value adjustments amounting to SEK 9,683 million pertaining to Volvo’s shareholdings in Scania AB, Deutz AB and Henlys Group Plc. If a security’s quoted market price has been below the carrying value for an extended period of time, US GAAP includes a presumption that the decline is other than temporary. Under such circumstances, US GAAP requires that a value adjustment must be recorded in net income with a corresponding credit to Other comprehensive income. In accordance with Swedish accounting principles, no value adjustments were made since the fair value of the investments in Scania AB, Deutz AB and Henlys Group Plc. were considered to be higher than the quoted market price of these investments.

7 In 2003, operating income from continuing operations under Swedish GAAP included write-down of shares in Scania AB amounting to SEK 3,601 million and write-down of shares in Henlys Group Plc amounting to SEK 429 million. In accordance with US GAAP, no write-down of shares in Scania AB was recognized during 2003 and write-down of shares in Henlys Group Plc amounted to SEK 62 million. See further in Note 35 to the Consolidated Financial Statements.

8 Translated for convenience at US$ 1 = SEK 7.4579 the Noon Buying Rate on May 28, 2004.

9 Net income (loss) per share is calculated as net income divided by the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during 2003 was 419,444,842.

10 Cash dividends are those declared out of the unrestricted equity of the parent company as recommended by the Board of Directors and approved by the Annual General Meeting of Shareholders held in the spring of the following year. In addtion to a cash dividend of SEK 8.00 per share, the Board of Directors in March, 2004, proposed the Annual General Meeting to approve a dividend of 2 shares in the wholly owned subsidiary Ainax AB for every 31 shares in AB Volvo. Ainax AB would at the date of the distribution hold 27,320,838 Series A shares in Scania AB and a working capital of SEK 100 million. At the Annual General Meeting of AB Volvo on April 16, 2004, the Board’s proposal was approved. Based upon the carrying value of the net assets at April 16, 2004, the dividend of shares in Ainax AB represents a value of approximately SEK 15.00 per Volvo share.

11 During 2000 AB Volvo repurchased 10 percent of its outstanding shares – 13,860,494 Class A shares and 30,291,594 Class B shares. The transaction was carried out through an offer to repurchase shares held by Volvo shareholders and, to a minor extent, through additional purchases in the open market. Following the repurchase transactions, 397,368,797 Volvo shares were outstanding at December 31, 2000, and the weighted average number of shares outstanding in 2000 was 421,683,857.

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

The weighted average number of shares outstanding during 2003 was 419,444,842.

12 US GAAP basic and diluted net income (loss) per share is calculated as net income (loss) determined in accordance with US GAAP divided by the weighted average number of shares outstanding during the year. No diluting securities have been outstanding during the period.

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

The following table sets forth the cash dividends per share in kronor, and the dollar equivalents, paid in respect of each of the five years ended December 31, 2003:

Year	Dividend Paid per Share
	(SEK)	(US$1)
1999……………………………	7.00	0.77
2000…………………………………	8.00	0.78
2001…………………………………	8.00	0.79
2002………………………………	8.00	0.95
2003……………………..	8.00[2]	1.06

____________

1 Translated into dollars at the Noon Buying Rate on the dividend payment date.

2 In addition, a dividend of 2 shares in Ainax AB for every 31 Volvo shares was distributed on June 8, 2004. The Annual General Meeting of AB Volvo resolved to transfer all A shares in Scania AB held by Volvo to Ainax AB and thereafter to distribute 27,060,958 shares in Ainax AB to Volvo’s shareholders. The value of the distribution of shares in Ainax AB was set at SEK 6,309,538,645, corresponding to approximately SEK 15.00 per Volvo share.

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

Since a substantial portion of the Company’s sales are sales outside Sweden (93% in 2001, 93% in 2002 and 92% in 2003), earnings are materially affected by movements in the exchange rate between the krona and the currencies in which such sales are invoiced. See " Item 5. Operating and Financial Review and Prospects – 5.A Operating Results – General Impact of Currency Fluctuations."

The following table sets forth certain information with respect to the Noon Buying Rate of dollars in terms of kronor for the years shown:

Year	Average[1]	High	Low	Period-End
1999…………………………………………….	8.3007	8.6500	7.7060	8.5050
2000…………………………………………….	9.2251	10.3600	8.3530	9.4440
2001…………………………………………….	10.4328	11.0270	9.4890	10.4571
2002…………………………………………….	9.6571	10.7290	8.6950	8.6950
2003……………………………………………	8.0730	8.7920	7.1950	7.1950
December 2003 …………………………………		7.5420	7.1950
January 2004 ……………………………………		7.4120	7.0850
February 2004 ………………………………….		7.4330	7.1295
March 2004 ……………………………………..		7.6620	7.3660
April 2004 ………………………………………		7.7330	7.4650
May 2004 ………………………………………		7.7725	7.4170

_________

1 The average of the Noon Buying Rates on the last day of each month during the year.

The noon buying rate on May 28, 2004 was 7.4579.

Credit ratings
Moody's Investors Service confirmed the short term rating at P-2 in March 2004, and its unsolicited long term A3-rating, with an upgrade to stable outlook. In February 2004 Standard & Poor's International Ratings confirmed its short term A2 rating. Dominion Bond Rating Services (DBRS) confirmed its short term R-1 (low) rating for Volvos short-term borrowings in the Canadian market, in February 2004, and its unsolicited long term rating of A (low) with a lifted outlook to stable. In February 2004, Rating and Investment Information, Inc. affirmed A as Volvo’s long-term rating, for borrowing in the Japanese market. Volvo Treasury AB is assigned a K-1 rating by Standard & Poor's for short-term borrowing in Sweden. Fitch Ratings Ltd has assigned an unsolicited short term F2 rating, which was confirmed in June 2004.

Inflation
The effects of inflation on the Group’s operations have not been significant in recent years.

3.B. Capitalization and Indebtedness
Not applicable.

3.C Reasons for the offer and use of proceeds.
Not applicable.

3.D Risk factors

The commercial vehicles industry is cyclical. The markets in which Volvo competes have been subject to considerable volatility in demand corresponding to cycles in the overall business and economic environment in general and in the industrial sector, in particular. The rate of infrastructure spending, construction and mining, and housing starts affects the Group’s operations as its products are an important part of these activities. Economic development in Europe and North America is particularly important to Volvo because a significant part of the Group’s revenues are derived from sales in these markets. In Europe, Volvo’s largest commercial market in terms of sales, a downturn was noted in the market for commercial vehicles in 2002, in 2003 the situation stabilized somewhat and the market was in line with the previous year. In North America, Volvo’s second-largest market, the market for heavy trucks in 2003 was on the same level as in 2002, while the market for construction equipment showed signs of improvement compared with 2002. There can be no assurance as to the future performance of the commercial vehicles industry or the timing or severity of changes in economic conditions affecting the commercial vehicles industry. See "Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results."

Competition is intense among manufacturers of commercial vehicles and engines. Continued consolidation in the industry, including DaimlerChrysler’s acquisition of American truck producer Western Star and American engine manufacturer Detroit Diesel; German heavy truck manufacturer MAN’s acquisition of British truck producer ERF and Polish truck company Star; and Volvo’s acquisition of Mack and Renault V.I., should create fewer but stronger competitors. Volvo’s products face substantial competition from commercial vehicles and engines provided by these and other manufacturers, and such competition may have a significant impact on the prices Volvo receives for its products and on the Group’s future sales volume. Our major competitors are DaimlerChrysler, Paccar, Navistar, MAN, Scania, Caterpillar and Komatsu. There can be no assurance that Volvo will be able to compete successfully in the future. See "Item 4. Information on the Company — 4.B. Business Overview."

Prices for commercial vehicles can be volatile. Prices for commercial vehicles in certain markets have, at times, experienced sharp changes over short periods of time. This volatility is caused by many factors, including short-term fluctuations in demand, shortages of certain supplies, volatility in underlying economic conditions, changes in import regulations, excess inventory and increased competition. There can be no assurance that such price volatility will not continue or that price volatility will not begin in markets which to date have not experienced such volatility. Overcapacities within the industry will likely increase if there is an economic downturn in Volvo’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in certain markets could adversely affect the Group’s results of operations.

Volvo is sometimes subject to production capacity constraints. The cyclicality of demand for Volvo’s products has at times resulted, and may in the future result, in temporary constraints upon Volvo’s ability to produce the quantities necessary to fulfill orders in a timely manner. A prolonged delay in Volvo’s ability to fulfill orders on a timely basis at a time when Volvo’s competitors are not experiencing the same difficulty could adversely affect Volvo’s market share.

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

The Group’s operations are exposed to currency fluctuations. In 2001, 2002 and 2003, approximately 90% of Volvo’s sales were in countries other than Sweden. Changes in exchange rates have a direct effect on Volvo’s results of operations, balance sheet and cash flow and an indirect effect on Volvo’s competitiveness, which will over time affect the Group’s results. Volvo’s income statement is affected primarily by the translation of revenue and expenses in foreign currencies, and its balance sheet is affected primarily by the translation of net assets of foreign subsidiaries into Swedish kronor at rates different from those used to translate earlier figures. In addition, currency movements may affect Volvo’s pricing of products sold and materials purchased in foreign currencies as well as those of its competitors, which may be affected differently by such movements. Since Volvo has substantial manufacturing operations in Sweden and generates a substantial portion of its revenues in currencies other than the Swedish krona, Volvo’s results of operations would be materially adversely affected by an appreciation of the Swedish krona against other currencies. There can be no assurance that exchange rate fluctuations will not adversely affect the Group’s results of operations, cash flow, financial condition or relative price competitiveness in the future.

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

Volvo’s profitability is dependent upon the successful introduction of new products. Volvo’s long-term profitability depends upon its ability to introduce and market its new products successfully. Product life cycles continue to shorten which puts increased focus on the success of Volvo’s product development. It is crucial to meet and exceed customer demand in order to be able to strengthen the Group’s position in its established markets and to be able to expand into additional markets and/or product segments. As both Volvo and its competitors either have recently introduced or plan to introduce new products or updated versions of existing products, Volvo cannot predict the market shares its new products will achieve. An inability by Volvo to introduce new innovating products in a timely fashion or to meet customer demand would have an adverse effect on the Group’s results of operations.

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

Volvo will be obligated to adopt new accounting standards in 2005 that may have a considerable impact on its accounts. Effective in 2005 Volvo will adopt International Financial Reporting Standards ("IFRS") in its financial reporting, as required for all listed companies within the European Union as of 2005. Applying these standards to Volvo’s financial statements may have a considerable impact on a way certain items are valued and presented. Volvo continues to evaluate the main differences between IFRS and Swedish GAAP. As of the date of this Annual Report not all of the financial standards applicable to Volvo had been adopted and therefore Volvo cannot assess the total impact IFRS will have on the Group until all of the new reporting standards are adopted.

Complaints or litigation from customers and other third parties could adversely affect Volvo. Volvo is the subject of complaints and litigation from its customers, employees or other third parties, alleging health, environmental, safety or operational concerns or failure to comply with applicable laws and regulations. These claims, even if successfully disposed of without direct adverse financial effect, could have a material adverse effect on Volvo’s reputation and divert financial and management resources from more beneficial uses.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of Company

AB Volvo is an international transport equipment group with a worldwide marketing organization and production. AB Volvo, which was incorporated in 1915 under the laws of Sweden, started production of cars in 1927 and of trucks in 1928. Historically Volvo has operated in two main areas: cars and vehicles for commercial use. The latter includes trucks, buses, construction equipment and marine and industrial engines. Operations also include production and maintenance of aircraft engines and financial services. In March 1999, Volvo sold Volvo Cars to Ford Motor Company. As a result of this sale, Volvo is today focused entirely on the commercial transport products segment. Through the acquisition of Mack Trucks Inc. and Renault V.I. in 2001, the Volvo Group strengthened its position as a producer of heavy trucks.

Headquartered in Göteborg, Sweden, the Volvo Group had 75,740 employees at December 31, 2003. With 55% of sales in Western Europe, 5% in Eastern Europe, 24% in North America, 3% in South America and 9% in Asia, the Group operates in an international environment with production and assembly carried out on six continents. Its shares are traded on stock exchanges in Stockholm, London, Frankfurt, Düsseldorf, Hamburg and in the United States its American Depositary Shares are traded on the Nasdaq National Market ("NASDAQ"). In the fourth quarter of 2003, Volvo decided to apply for delisting of its shares from the German stock exchanges in Frankfurt, Hamburg and Düsseldorf. The delisting is planned to become effective in the latter part of 2004.

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

AB Volvo is domiciled in Göteborg, Sweden. The address and telephone number of AB Volvo is S-405 08, Göteborg, Sweden, +46 31 660000.

Significant events in 2003

Volvo Trucks began production in Russia. Volvo Trucks became the first Western truck manufacturer to start production in its own name in Russia. The new assembly facility for heavy trucks was inaugurated on March 20 in Zelenograd, just north of Moscow.

Volvo CE started production in China. The first Volvo Excavator, built in Volvo CE’s new plant located in the Pudong area outside Shanghai in China, left the production line at the beginning of April.

Volvo CE acquired US dealer L.B. Smith. On May 2, Volvo Construction Equipment purchased the assets associated with the Volvo distribution business of L.B. Smith, Inc., its largest dealer in the United States. The intention is to spin off the acquired operations.

Volvo started assembly of trucks in China. On June 9, Volvo Trucks signed a joint-venture agreement with China National Heavy Truck Corporation for production of trucks. Production started during the first quarter of 2004.

Volvo Trucks introduced new models. Volvo Trucks launched the new Volvo NH in Brazil. This model was developed for the South American market and is built in Brazil. The launch was accompanied by the introduction of the new Volvo FH and Volvo FM in South America. The new medium-heavy truck in the 17-23 ton segment, Volvo VM, was also introduced during 2003. This marks a renewal of the entire Volvo truck range in South America.

On June 5, Volvo Trucks presented the new Volvo FH16. The Volvo FH16 was developed to meet the trend for heavier and longer truck combinations. The new Volvo FH16 is equipped with an all-new 16-liter engine, with a power output of up to 610 hp, making it the most powerful truck in the European market.

Volvo Penta introduced new products. Volvo Penta is launching a new generation of medium-heavy diesel engines for leisure boats. The new electronic diesel engines, the D4 at 210 hp and the D6 at 310 hp, are manufactured at Volvo Penta’s engine plant in Vara, Sweden.

Volvo Penta is also launching the new 130- or 160-hp D3 diesel engine and the new D2 75-hp engine for sailing yachts.

Volvo acquired Bilia's truck and construction equipment operations. The truck and construction equipment operations of Bilia was acquired in the third quarter through the exchange of the predominant part of Volvo's holding in Bilia for 98% of the shares in the acquired operations, Kommersiella Fordon Europa AB (KFAB). KFAB is a leading service supplier and reseller of Volvo trucks and construction equipment in Europe.

Significant events in 2004

Divestment of Scania shares. Volvo’s holding of Scania B shares was sold to Deutsche Bank on March 4, 2004 for an amount of approximately SEK 15 billion. As a consequence of the divestment, the Scania holding was written down as of the fourth quarter of 2003. The transaction was carried out as part of Volvo’s commitment to the European Commission to divest the Scania shares not later than April 23, 2004. After the sale of the Scania B shares to Deutsche Bank, Volvo owned 27.3 million A shares in Scania AB, corresponding to 24.8% of the votes and 13.7% of the capital. At the Annual General Meeting of AB Volvo on April 16, 2004, the Board’s proposal to transfer all A shares in Scania to Ainax and thereafter to distribute 99% of the shares in Ainax to Volvo’s shareholders was approved. The value of the distribution of Ainax was set at SEK 6,309,538,646. The shares in Ainax were distributed to Volvo’s shareholders on June 8, 2004.

Volvo Trucks agreed upon cooperation covering engine manufacture in China. Volvo Trucks signed an Engine Cooperation Frame Agreement with the truck manufacturers China National Heavy Truck Corporation (CNHTC), and First Automotive Works (FAW) covering the establishment of a jointly owned engine plant in China. The plant will manufacture complete engines for Volvo’s business areas in China and for CNHTC’s and FAW’s trucks. The three companies will form a joint company for production of engines for the Chinese market of which Volvo will own 52% and CNHTC and FAW 24% each. In accordance with the agreement, the company will produce the future heavy diesel engines based on the Volvo Group’s new engine platform. The plan is for a definitive agreement to be concluded during 2004. The aim is to start production of component kits from Europe during 2005 and begin own production during 2006. The plant will have an annual production of 50,000 engines in 2010.

Renault Trucks concludes agreement in principle to manufacture trucks in China. The AB Volvo subsidiary Renault Trucks has signed an agreement in principle with the Chinese truck manufacturer Dong Feng Motors aimed at establishing a joint-venture company for manufacturing trucks and truck components in China. It is planned that the new company will manufacture Renault’s Kerax heavy construction trucks for the Chinese market. The agreement is still subject to final negotiation. The relevant Chinese authorities must also approve the agreement. Initially, the agreement aims to establish local assembly of CKD kits for Renault’s Kerax trucks. The long-term aim is to manufacture components, primarily cabs, for Renault’s and Dong Feng’s Chinese product range.

Industrial relocation within Renault Trucks. The Volvo Group is carrying out an industrial relocation in Europe as a result of which manufacture of crankshafts for medium-heavy truck engines is being increased at Villaverde, Spain, while the production of Renault branded trucks is being concentrated to the plant in Bourg-en-Bresse, France. The relocation is a consequence of the transition to a greater degree of shared technical architecture for trucks within the Volvo Group.

Volvo CE initiated LB Smith divestiture. As part of its stated intention to divest the assets which Volvo Construction Equipment acquired from its former dealer, LB Smith, Volvo CE has sold its Florida construction equipment distribution marketing area, with the exception of Tallahassee, to Flagler Construction Equipment LLC, Orlando, Florida, USA and its Nashville and Memphis, Tennessee, market areas to its Louisiana dealer, Scott Construction Equipment Company.

Capital Expenditures

The following table sets forth the Group’s aggregate capital expenditures for property, plant and equipment, intangible assets and assets under operating leases, by principal business areas for each of the three years ended December 31:

	2001	2002	2003
	(In millions of SEK)
Capital expenditures
Trucks..……………………………………………………	5,949	4,797	4,384
Buses……………………………………………………...	360	256	161
Construction Equipment………………………………….	569	660	525
Volvo Penta ……………………….. …………………….	199	236	362
Volvo Aero………………………………………………..	933	583	262
Financial Services………………………………………...	5,775	5,461	5,459
Other and corporate capital expenditures…………………	354	244	528
Group total ………………………………………………	14,139	12,237	11,681

Investment projects emphasized plant and machinery for the production, design and development of commercial vehicles and machinery. The following table illustrates the geographic distribution of the capital expenditures:

	2001	2002	2003
	(In millions of SEK)
Sweden……………………………………………...	4,646	3,701	2,629
Europe (excluding Sweden)………………………...	5,942	5,793	6,042
North America………………………………………	3,169	2,261	2,442
Other countries……………………………………...	382	482	568
Group total ………………………………………...	14,139	12,237	11,681

Capital expenditures for property, plant and equipment in 2003 amounted to SEK 4.9 billion (SEK 4.8 billion in 2002, SEK 5.7 billion in 2001). Capital expenditures in Trucks, which amounted to SEK 3.2 billion (SEK 3.2 billion in 2002, SEK 4.1 billion in 2001), were made in tools and equipment for the production of new truck models in North America, Brazil and France. Investments were also made in Sweden and France for increased capacity in the paint shops. The level of capital expenditures in Buses amounted to SEK 0.1 billion (SEK 0.1 billion in 2002, SEK 0.1 billion in 2001), in Construction Equipment SEK 0.4 billion (SEK 0.4 billion in 2002, SEK 0.4 billion in 2001), in Volvo Aero SEK 0.2 billion (SEK 0.2 billion in 2002, SEK 0.2 billion in 2001) and in Volvo Penta to SEK 0.2 billion (SEK 0.2 billion in 2002, SEK 0.1 billion in 2001).

Capital expenditures for intangible assets, mainly product and software development, amounted to SEK 1.2 billion (SEK 2.0 billion in 2002, SEK 2.6 billion in 2001). The capital expenditures were distributed among Trucks SEK 0.7 billion (SEK 1.3 billion in 2002, SEK 1.6 billion in 2001), Buses SEK 0.1 billion (SEK 0.1 billion in 2002, SEK 0.2 billion in 2001), Construction Equipment SEK 0.1 billion (SEK 0.2 billion in 2002, SEK 0.2 billion in 2001) and Volvo Penta SEK 0.2 billion (SEK 0.1 billion in 2002, SEK 0.1 billion in 2001) and Volvo Aero SEK 0.1 billion (SEK 0.3 billion in 2002, SEK 0.5 billion in 2001).

Capital expenditures for assets under operating leases amounted to SEK 5.6 billion (SEK 5.4 billion in 2002, SEK 5.9 billion in 2001), including SEK 5.3 billion in Financial Services (SEK 5.1 billion in 2002, SEK 5.4 billion in 2001). The capital expenditures pertained mainly to vehicles and machines subject to new operating lease contracts with external customers within Financial Services’ operations in North America and Western Europe.

Capital expenditures currently in progress are shown in "Item 5.B – Liquidity and Capital Resources".

4.B. Business Overview

General

Five years ago, the operations of the Volvo Group were concentrated on those products with the strongest positions and most competitive volumes. This meant that Volvo exited the car industry and transferred these resources over to commercial vehicles, machines and engines through a series of acquisitions.

In recent years, major changes have been implemented in the organization to coordinate the new structure and simultaneously renew large segments of the product range. The result is a streamlined Group with considerably reduced costs and strong global market positions.

Three large acquisitions were made on three different continents: Samsung’s excavator operations in Southeast Asia, Renault Trucks in Europe and Mack Trucks Inc. in North America. These acquisitions strengthened the Group’s presence in Asia and made the Volvo Group the largest heavy truck manufacturer in Europe, with a market share of 27 percent, and the third-largest in North America, with a 20-percent market share by the end of 2003. Following the acquisitions, Volvo believes it is the world’s largest manufacturer of diesel engines, in the 9-16 liter segment, for heavy vehicles and machinery.

All business areas hold strong positions in their respective markets. Volvo Buses is the world’s second-largest bus manufacturer and Volvo Construction Equipment ("Volvo CE") is one of the largest manufacturers of construction equipment. Volvo Penta is a global market leader in marine leisure diesel engines. Components from Volvo Aero are included in 80 percent of all new major aircraft in the world.

The new companies have been integrated rapidly. The new excavators have been sold under the Volvo brand since 1999 and the plant in South Korea is now Volvo’s global center for the development and production of crawler excavators, the largest product segment in the construction equipment industry.

Commercial transport equipment market

In parallel with the changes in recent years, most of the business areas have implemented extensive measures to adjust capacity to lower demand. The recession in the United States, which first became noticeable in 2000 in the form of falling demand for construction equipment, impacted in full during 2001 with a sharp decline in the North American truck market. To adjust capacity in the short term and improve efficiency in the longer term, a number of actions were taken, including the merger of Mack’s and Volvo’s tractor truck manufacturing operations to the New River Valley plant at the end of 2002. These actions have resulted in significantly reduced costs and consequently, improved earnings.

The Group experienced a general downturn in Europe in 2002 and 2003, although the extent varied greatly between countries and product segments. Truck sales in Europe have been sustained at a relatively high level, and the high customer values in the new Volvo product range have resulted in increased market shares. In Europe, Volvo Trucks continued to deliver a solid performance with improved margins. Demand for our new models resulted in strong exports to Eastern Europe and Asia.

The business area that has fared the best in the recession is Volvo Penta, which increased its sales and consolidated its position as a global leader within marine diesel engines. Compared with most of its competitors, Volvo CE has been best able to handle the downturn. Volvo Buses and Volvo Aero, on the other hand, suffered the effects of the global downturn in the travel and aviation industry, and were consequently forced to reduce capacity considerably. Volvo Buses exited the unprofitable US market for city buses in 2002 and reduced capacity in Europe in 2003.

The Group as a whole has performed well during the recession. Excluding the restructuring costs incurred in 2001 in connection with implementing the new truck organization, the Group has generated profit throughout the period, demonstrating that we are better equipped to manage cyclical fluctuations than previously.

Strategy

A major challenge over the next few years is to consolidate the market organization and increase sales in growth markets. With its strong economic growth, Eastern Asia is a priority region. Volvo already has a well-functioning market organization in the region and extensive industrial operations in South Korea.

In 2003, an agreement was concluded with China National Heavy Trucks regarding a joint venture to manufacture Volvo branded trucks in China. Volvo is already the largest imported brand of Western trucks in China and will now become the first Western truck company with manufacturing of heavy trucks in the country. The production volume will initially be 2,000 trucks per year, but will gradually increase. Renault Trucks has initiated a cooperative venture with China’s third-largest truck manufacturer, Dong Feng Motors, on the transfer of engine technology.

Volvo Construction Equipment also commenced production in China during the year and had appointed 19 dealers in China by the end of 2003. Volvo Buses and Volvo Penta already have manufacturing operations in China through joint-venture agreements.

In Eastern Europe and the Middle East, the Group is in a development phase in terms of building the dealer network. Volvo Trucks has for some time held a strong position as an import make in these regions. In recent years, Renault Trucks has increased its activity in Eastern Europe, resulting in considerably increased sales in the new EU countries.

Like some of the competitors, Volvo has worked hard during the recession to adapt production costs to lower demand. Substantial efficiency improvements have been made within the industry in general. With the positive trend in the world economy discerned in the latter half of 2003, we are well positioned for profitable growth in 2004.

Summary of Group Businesses

Volvo Trucks. Volvo’s truck manufacturing operations started in 1928. Today, Volvo Trucks is one of the world’s largest producers of heavy trucks by volume. In 2003, vehicles of more than 16 tons accounted for 90% of total production. Volvo Trucks’ products are marketed in more than 130 countries, with most sales in Western Europe and North and South America.

Renault Trucks. Renault Trucks is one of the largest European manufacturers of commercial vehicles, with its origins in the Renault automobile company that was founded in 1898, and also in Berliet, another manufacturer founded in 1895. Renault Trucks has a product program that includes a variety of commercial vehicles, ranging from light trucks for urban distribution services to special vehicles and heavy trucks for long-haul operations.

Mack Trucks. Mack is one of the largest manufacturers of heavy trucks in North America by volume. Mack was founded in 1900, and focused on commercial vehicles from the start. Today, Mack is one of the most-recognized heavy-truck brands and a leader in the vocational segment of the North American market. The products are sold and serviced in more than 45 countries worldwide.

Buses. Volvo Buses is the world’s second largest bus manufacturer, with a complete range of heavy buses and coaches to meet demanding customer requirements for passenger transport solutions. The product range includes complete buses and coaches as well as chassis combined with a comprehensive range of services.

Construction Equipment. Volvo Construction Equipment develops, manufactures and markets equipment for the construction and related industries. Products include a comprehensive range of wheel loaders, wheeled and crawler hydraulic excavators, articulated haulers and motor graders as well as compact excavators, compact wheel loaders, backhoe loaders and skid steer loaders. Distribution takes place mainly through independent dealers and a rental channel.

Volvo Penta. Volvo Penta provides engines and complete power systems for leisure boats and workboats and for industrial applications such as power-generating equipment. Volvo Penta operates worldwide and has one of the industry’s most-recognized brand names and the largest dealer networks with more than 5,000 dealers globally. The engine program comprises diesel and gasoline engines with power outputs of between 10 and 2,000 hp.

Volvo Aero. Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world’s leading producers, such as General Electric, Pratt & Whitney and Rolls-Royce. In the aftermarket, Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines.

Financial Services. Volvo Financial Services (VFS) develops and coordinates Volvo's operations within customer financing and insurance, treasury, real estate and related services. It is focused on providing financial services to the Group's internal and external customers. Financial solutions created by VFS are designed to enhance the long-term competitiveness of the Volvo Group and its distributors.

Trucks

The total market. The total market for heavy trucks in Western Europe was unchanged during 2003, compared with 2002. The markets in Germany and in the UK strengthened by 6% and 10%, respectively, while the markets in Italy and France weakened. Eastern Europe continues to show a positive trend.

The total market for heavy trucks in North America (Class 8) was unchanged at 179,000 trucks in 2003 compared with 2002. The trend during the fourth quarter showed positive signs in the vocational segment, however the uncertainty remains in other segments. The market for heavy trucks in Brazil rose by 28% compared with a year earlier.

Business environment. The acquisitions of Mack and Renault V.I. in 2001 were part of the restructuring that has been under way in the heavy-truck industry for a long time. In 1965 there were 40 independent manufacturers of heavy trucks in Western Europe; today, there are fewer than ten. Deregulation and increased globalization have created very tough competition that is driving the trend toward fewer and larger transport companies with increasingly streamlined operations. As a result, demands on truck manufacturers are also growing. Large development resources and rational production are required in order to meet customers' needs in a cost-effective way.

In 2003, Trucks accounted for 64% of Volvo’s sales.

Volvo Trucks. In 2003, Volvo Trucks presented the new Volvo FH16. The Volvo FH16 is equipped with an all-new 16-liter engine, available with a choice of two power outputs, 610 and 550 hp, making it the most powerful standard truck ever in Europe. Also in 2003, Volvo Trucks introduced an entirely new truck, the Volvo VM, mainly for the South American market in the 17- to 23-ton class. In addition, a new generation of the Volvo NH, Volvo FH and Volvo FM was launched in South America. With these introductions, the entire Volvo Trucks product range has been renewed since 2000.

Volvo Trucks' products are marketed in more than 130 countries. The greater part of the sales takes place in Western Europe and in North and South America.

Volvo Trucks has an extensive network of dealers and service centers in both Europe and North America. The distribution network in Europe was strengthened in 2003 through the acquisition of Bilia's network of truck dealers. To further improve its customers' ability to conduct competitive operations, Volvo Trucks offers a broad range of services.

During 2003, Volvo Trucks delivered a total of 75,312 trucks, an increase of 8% compared with 2002. Deliveries increased by 15% in North America and by 37% in Asia. The strong development in Asia is largely based on high deliveries to Iran.

Renault Trucks. In 2003, Renault introduced a light truck, the new generation of the Renault Master. The Renault Master features new exterior and interior design, new engines and improved performance. The Renault Master is also accompanied by new service offers to reinforce and improve Renault Trucks’ market share in the less than 3.5-ton segment. An integrated Customer Center was opened in March within the Saint Priest facilities outside Lyon as part of an enhancement intended to increase service levels and strengthen the network in Europe. Renault Trucks has a strong international presence, with 2,000 dealers and service centers throughout the world, of which 1,350 are located in Europe. Aftersales services are provided in more than 80 countries.

Renault Trucks’ deliveries during 2003 amounted to 61,686 vehicles, a decrease of 4%. Deliveries to Eastern Europe rose by 11%. In Western Europe deliveries of Renault trucks decreased by 8%, while deliveries in other parts of the world rose by 6%.

Mack Trucks. Due to the success of the Granite model in the vocational truck market, Mack ended the production of its RD model at the end of 2003 – further streamlining its product line-up while addressing a broader range of applications.

Mack deliveries were down to 18,991 trucks in 2003, compared with 23,245 trucks a year earlier. The decline was partly related to competition from truck OEMs able to offer engines that are not compliant with the EPA ’02 emission requirements as well as the transition of production of highway trucks from Winnsboro to the New River Valley plant in the first half of 2003.

Strategic development. The aim in 2004 is to continue the development of the distribution networks in Europe and North America, including the integration of the acquired former Bilia distribution network in Europe. In 2004, the brand identities and product ranges of the three strong brand names Volvo, Renault and Mack will be developed further.

Products. The customer offering is based on an adequate vehicle specification for every customer's needs. The truck operations of the Volvo Group have a broad range of truck specifications for all kinds of transport needs, from city distribution to construction work and long-distance transports. More than 90 % of the trucks branded Volvo are sold in the heavy truck segment (above 16 tons), where all models are based on the company's global modular platform. The use of a common platform ensures product quality, parts availability and service, all contributing to higher vehicle uptime.

Customers are also offered an extensive range of support services. For example, financial services include many different kinds of leasing solutions, often in combination with service and insurance agreements. One common type of leasing contract gives the customer a fixed price per kilometer, apart from fuel and driver costs.

Production. The following table sets forth, by series, the number of trucks produced by Volvo during each of the years 1999 through 2003 and the numbers of trucks produced by Mack and Renault during the years 2001, 2002 and 2003.

Number of trucks produced	1999	2000	2001	2002	2003
Volvo FL -series ……………………...	7,040	7,890	6,690	5,640	4,820
Volvo FL7, 10, and 12-series and FM7, 10, and 12-series………………	13,090	15,310	14,580	15,300	17,480
Volvo FH-series………………………	25,880	32,720	28,920	31,880	33,720
Volvo NL and NH-series…………….	3,210	2,690	2,400	1,490	1,940
Volvo VN Series and VHD[1]………...	35,440	23,400	12,860	14,300	17,080
Volvo VM …………………………	-	-	-	-	400
Total…………………………………….	84,660	82,010	65,450	68,610	75,440
Mack CH………………………………..			7,298	7,540	1,744
Mack CL………………………………...			984	288	64
Mack Vision…………………………….			2,122	2,523	4,811
Mack Granite…………………………...			1,099	4,592	6,217
Mack DM…………………………….…			703	528	458
Mack DMM…………………………….			111	47	-
Mack LE………………………….……..			1,393	1,084	964
Mack MR………………………………..			3,015	1,668	2,034
Mack RB……………………………..….			488	103	130
Mack RD………………………………..			4,532	2,298	921
Mack RD8………………………….			86	35	54
Other……………………….…….……			-	-	1,122
Total………………………………….….			21,831	20,706	18,519
Renault Kerax…………………………..			7,967	7,677	6,674
Renault Midlum………………...……...			12,764	12,545	12,801
Renault Premium……………………….			17,918	16,150	15,567
Renault Magnum……………………….			7,027	7,848	7,516
Total…………………………………….			45,676	44,220	42,558
Total Volvo, Mack and Renault….…..			132,957	133,536	136,517

1 Includes other truck models produced in the United States

Production and capacity. Production of trucks in 2003 amounted to 75,440 Volvo trucks (68,610), 42,558 Renault trucks (44,220) and 18,519 Mack trucks (20,706). In addition, Renault Trucks also distributes the Renault Mascott and Renault Master trucks, which are produced by Renault SA and the SISU trucks.

On June 9, 2003, Volvo Trucks signed a joint venture agreement with China National Heavy Truck Corporation, CNHTC, for production of trucks. Production started during the first quarter of 2004 in CNHTC's premises in Jinan, in the Shandong Province. The initial capacity is 2,000 trucks per year. Volvo’s product range in China will comprise the Volvo FL, Volvo FM9 and Volvo FM12. The aim is to increase volumes to 10,000 trucks per year by 2010 with a high level of local integration.

The transfer of production of Mack highway trucks from Winnsboro to New River Valley was completed on May 1, 2003.

Markets and Sales. In 2003, Trucks accounted for 64% of Volvo’s sales. Volvo’s truck operations’ sales by principal geographic market area and operating income for the years 1999 through 2003 are set forth in the following table:

	1999	2000	2001	2002	2003
	(In millions of SEK)
Western Europe…………………..	30,006	30,415	60,841	61,406	63,097
Eastern Europe……………………	2,265	3,158	5,526	6,424	7,004
North America……………………	22,303	17,048	33,630	33,721	28,151
South America……………………	2,190	3,111	3,993	3,277	3,464
Asia………………………………..	2,010	3,432	4,659	5,919	9,206
Other markets…………………….	1,492	1,911	7,919	8,005	6,047
Total sales…………………………	60,266	59,075	116,568	118,752	116,969
Operating income………………...	3,247	1,414	(2,066)	1,189	3,951

Includes Mack Trucks and Renault V.I. since January 2001

Total deliveries for Volvo’s truck operations amounted to 155,989 vehicles during 2003, a decrease of 1% compared with 2002.

In Europe, deliveries from Volvo and Renault Trucks amounted to 92,083 trucks in 2003, down 5%. In North America, Mack and Volvo delivered a total of 34,765 vehicles, a decrease of 5% compared with a year earlier. Total deliveries of Mack and Volvo trucks in South America were up 12% to 5,976 vehicles.

On July 11, 2003, all conditions for Volvo’s acquisition of Bilia’s truck and construction equipment operations, Kommersiella Fordon Europa AB (KFAB), were met. KFAB is a leading service supplier and dealer of Volvo trucks and construction equipment, with operations in the Nordic countries and in several other countries in Europe. The acquisition of the KFAB dealerships and workshop network has significantly strengthen Volvo Trucks' European distribution system.

Buses

The total market. The global market for tourist buses remained very low in 2003, particularly in North America and Europe. The total market in Europe is weak, in particular in Central Europe. Strong price pressures continue to prevail. In Asia, the markets in Hong Kong and Singapore are still at a low level, while a positive trend was noted in China. In 2003, the market was stable in Mexico while markets in South America continued to be weak, but with a tendency towards recovery.

General. As of December 31, 2003, Volvo was the second-largest manufacturer, by volume, of heavy buses, coaches and bus chassis (with a total weight above 12 tons) in the world. Volvo Buses' product line comprises complete buses, bus chassis and bodies for various applications such as city, intercity buses and coaches as well as related services. Priority is given to transport economy, reliability and environmental characteristics in the development of products of Volvo Buses. Buses’ customers are primarily bus operators with vehicle fleets varying from a single bus up to as many as 20,000 buses.

In 2003, Buses accounted for 7% of Volvo’s sales.

Strategic development. Volvo Buses’ aim for 2004 is to continue implementing a comprehensive program to achieve profitability. Restructuring of the commercial and industrial operations in Europe will continue. The product program will be standardized and globalized to secure economies of scale. Focus during 2004 will also be placed on capital utilization and cash flow, primarily through reducing lead times.

Business environment. Within the OECD countries, deregulation and privatization have altered the conditions for many operators. New competitors are penetrating and establishing a foothold in previously restricted areas, and competition between operators is increasing. There is a move toward fewer and larger operators who impose high demands on good overall economics and better potential for focusing on their core operations. Significant bus markets in Europe are in a state of recession, which results in increased competition in other markets. The trend toward consolidation in the bus industry is prevailing.

Products. Volvo Buses has renewed its entire product range in less than five years. Most of the new models are based on a common product platform for intercity buses and tourist coaches. The introduction of the TX platform has provided Volvo one of the most modern product ranges in the bus industry. The product range provides efficient transport solutions and includes complete buses and chassis for city and intercity traffic as well as coaches, which meet customers' and environmental demands.

Volvo Buses offers an extended range of facilities within servicing and financing to be able to offer all-encompassing customer-tailored transport solutions with the best total economy. In 2003, an agreement was made with Renault Trucks covering the sale of Volvo buses. The French bus market is the second largest in Europe and the cooperation with Renault Trucks gives Volvo Buses access to an extensive dealer network for sales, repair, service and spare parts availability.

Production. The following table sets forth the number of buses and bus chassis produced by Volvo during each of the years 1999 through 2003:

Company	Location	1999	2000	2001	2002	2003
Volvo Bus Corporation	Sweden	4,745	4,975	5,405	5,968	4,898
Volvo Truck & Bus	UK	971	381	0	0	0
Volvo do Brasil	Brazil	782	1,169	964	691	561
Prévost Car Inc.	Canada	996	1,018	518	544	404
Nova Bus Corporation	Canada	1,201	1,176	807	762	352
Volvo Bus de Mexico	Mexico	1,293	1,791	1,847	1,117	1,051
Volvo Poland	Poland	-	722	756	650	335
Volvo Peru	Peru	66	12	24	0	0
Proportional method Nova/Prevost [1]		-	-	(154)	(657)	(378)
Total buses and bus chassis		10,054	11,244	10,167	9,063	7,223

1 From October 2001, Nova/Prévost was consolidated using the proportional method, reflecting a reduction in Volvo’s ownership in those entities.

Production and capacity. During 2003 Volvo produced 7,223 (9,063 in 2002) buses and bus chassis, of which 35% were complete buses. The degree of utilization in the production system in Europe and North America decreased as an effect of the downturn in the market. In 2003, Volvo Buses decided to close the bus body plant in Aabenraa, Denmark. Some 200 employees will be affected by the closure.

Markets and Sales. Sales by Volvo Buses by principal geographic market area and operating income for the years 1999 through 2003 are set forth in the following table:

	1999	2000	2001	2002	2003
	(In millions of SEK)
Western Europe…………………..	5,735	6,767	6,263	6,695	6,153
Eastern Europe…………………	226	182	373	409	381
North America……………………	6,871	7,723	6,847	3,838	2,984
South America……………………	469	732	757	366	329
Asia………………………………..	943	1,269	1,839	2,022	1,447
Other markets…………………….	469	514	596	705	684
Total sales………………………..	14,713	17,187	16,675	14,035	11,978
Operating income (loss) ………	224	440	(916)	(94)	(790)

The deliveries of buses from Volvo amounted to 7,817 (9,059 in 2002) units during 2003, a 14% decrease from 2002. The decline was attributable mainly to significantly lower volumes in North America, which were offset to some extent by favorable volumes in China and the Nordic countries.

Volvo CE

The total market. The world market for heavy and compact construction equipment, within Volvo CE's product range, increased by 11% during 2003. In North America the market increased by 15%, Western Europe was down 1%, while other markets were up 19%, primarily driven by strong development in China, up 60%. Eastern Europe rose 48% and Africa was up 32%.

The increase in the total market is mainly driven by heavy construction equipment, which rose 18% during the year. The North American market for heavy equipment was up 15% while the market in Europe was flat. Other markets rose by 30%.

The world market for compact equipment increased slightly in 2003, up 5% compared with the preceding year. The market in North America was up 15%, while markets in Europe were down 1%. Other markets rose by 6%.

General. Volvo CE has production facilities in Sweden, Germany, France, Poland, the US, Canada, Brazil, South Korea and China. Volvo CE’s products are sold and serviced through an extensive network of independent distributors and dealers worldwide, combined with Volvo CE’s own sales and marketing companies. Operations are focused on strong growth. The objective is to broaden the range of products, continue to penetrate new markets outside Europe and North America and implement programs directed at important customer segments. Services such as financing, handling of used equipment and information technology support in the sales and distribution process are also being intensively developed.

In 2003, Construction Equipment accounted for 13% of Volvo’s sales.

Strategic development. Volvo CE’s aim for 2004 is to capitalize on the recently launched new products and the extended product range to increase market shares. The dealer development program will continue, focusing on integrating the acquired network of former Bilia dealers in Europe and on developing and divesting the former L.B. Smith distribution network in the United States. The Rental initiative will be further developed and additional rental stores will be opened in Europe and North America. In China, the new production plant for excavators is important, since China is the fastest-growing and one of the largest markets for crawler excavators.

Business environment. The number of acquisitions in the construction equipment industry was reduced in 2003, compared with 2002. Instead, a high number of joint ventures or cooperation agreements took place, such as Caterpillar that set up a supply agreement with Blount International to expand their forestry offering. Another example is Daewoo Heavy Industries & Machinery, which agreed to supply heavy equipment for Terex in the United States. Companies such as Caterpillar, Komatsu and Mitsubishi are also focusing on China, which remains a huge market for construction equipment.

Products. Volvo CE's products, spare parts and services are offered worldwide in more than 200 countries. The products are used in a number of applications including general construction, road construction and maintenance, forestry, demolition, waste handling and mining.

Volvo CE has launched more than 40 new products on the market over the past two years. The product range comprises a comprehensive offering of excavators, wheel loaders, articulated haulers, motor graders and a range of compact wheel loaders, compact excavators, backhoe loaders and skid-steer loaders.

Services such as financing, leasing and sales of used equipment are also offered. In 2002, Volvo CE launched a franchise initiative for the rental market, Volvo CE Rents. At December 31, 2003, Volvo CE Rents had 45 stores open, most of them in North America.

Markets and Sales. Sales by Construction Equipment by principal geographic market area and operating income for the years 1999 through 2003 are set forth in the following table:

	1999	2000	2001	2002	2003
	(In millions of SEK)
Western Europe…………………..	9,901	10,029	10,326	10,383	11,576
Eastern Europe……………………	193	255	341	454	772
North America……………………	5,725	5,823	6,145	5,667	5,428
South America……………………	498	776	847	709	636
Asia………………………………..	1,903	2,484	2,773	3,048	3,707
Other markets…………………….	662	626	703	751	1,035
Total Sales……………………….	18,882	19.993	21,135	21,012	23,154
Operating Income………………...	1,709	1,594	527	406	908

Production and capacity. Over the past two years Volvo CE has launched more than 40 new products. The product portfolio is now in a highly competitive position. During the spring of 2003, production of excavators began in the new facilities located in the Pudong area outside Shanghai in China. The new factory ramped up production to around 1,200 machines a year. In addition, the dealer network expanded and in the beginning of 2004, there were 19 dealer partners supporting Volvo CE in China.

Volvo Penta

The total market. The world market for marine and industrial engines was relatively stable during 2003, although the situation varied considerably in different parts of the world. The demand in Europe has been relatively strong, while the total demand in North America has been weaker. An increase of the North American demand was, however, noted in the second half of 2003. Demand for industrial engines in China has continued to rise.

General. By supplying technologically advanced products focused on performance and operational reliability, and sensitivity to customer demands on effective service solutions, Volvo Penta has developed a strong position as a supplier of engines and power systems, and one of the industry’s most-recognized brands. With more than 5,000 dealers in some 130 countries, Volvo Penta has a global presence.

The plant in Vara in Sweden manufactures large diesel engines. Gasoline engines and drive systems are developed and manufactured in the United States.

In 2003, Volvo Penta accounted for approximately 4% of Volvo’s sales.

Business environment. Environmental issues are gaining increasing importance in the industries in which Volvo Penta is active. Environmentally, Volvo Penta is well positioned, particularly as a result of the favorable environmental characteristics of the diesel engines launched in 2003. All new engines already fulfill the comprehensive environmental standards planned for Europe and the US in 2006 and 2007. In addition, Volvo Penta’s new engines also feature very low fuel consumption and noise levels.

The D12 engine contributed during the year to increased sales for Volvo Penta, among other segments to car and passenger ferries. These types of vessels are often operated in traffic in urban environments or in the vicinity of other built-up areas, which means that operators often place higher demands on exhaust emission standards than legally required. Consequently, the D12’s very low emissions level has strengthened Volvo Penta’s competitiveness.

In China, Volvo Penta was selected as engine supplier to a number of newly built tourist boats that will traffic one of China’s large systems of inland waterways. Since the inland system represents an important reserve of fresh water the local Chinese authorities conducted a very thorough evaluation of the engine’s environmental impact and fuel consumption. The choice fell on Volvo Penta’s newly launched 4- and 5-liter diesel engines, the so-called workhorse engines.

Strategic development. The activity levels for new product introductions will remain high during 2004. At the same time, Volvo Penta is focusing resources in order to secure efficient customer support for the new products. The strategy to strengthen the cooperation and the integration with key customers in all business segments will continue. Volvo Penta has no intention to compete with its customers through the production of boats or generator sets.

Products. Volvo Penta offers complete power systems and service for leisure boats, workboats and industrial applications such as power-generating equipment. Volvo Penta operates within three areas of activity: Marine Leisure, Marine Commercial and Industrial.

The year 2003 was the most comprehensive product introduction period in the history of Volvo Penta and it includes the launch of the completely new generation of medium-heavy marine diesel engines, D4 at 210 hp and D6 at 310 hp. These electronic diesel engines, launched with new stern drives and specially-adapted propellers, feature a number of technical solutions that make the boats faster. In addition the engines are more powerful, cleaner and quieter than their predecessor.

The D4-210 and D6-310 are developed for leisure boats as well as commercial vessels in the sizes of about 22 to 45 feet. This is a performance diesel segment in which Volvo Penta is a market leader.

The new D3-130 and D3-160 engines, which are the marine versions of Volvo Car Corporation’s successful diesel engine for passenger cars, were also launched in 2003. D3's advantages in terms of weight, noise level and fuel consumption will open new segments for Volvo Penta.

In 2003, Volvo Penta also launched the D2-75 diesel engine together with a new four-blade folding propeller for sailing yachts.

Production and capacity. All of Volvo Penta's production facilities; the diesel engine factories in Vara, Sweden, and in Wuxi, China, and the gasoline engine factory in Lexington, Tennessee, USA; were operated at full capacity in 2003. The production capacity in all of these factories was increased in order to meet the strong demand for Volvo Penta products. During 2003 the production of the new diesel engines, D4-210 and D6-310, started in Vara. The Vara plant will have parallel production of these new engines together with the 3- and 4-liter engines.

Markets and Sales. The following table sets forth Volvo Penta’s sales by geographic market area and operating income (loss) for the years 1999 through 2003:

	1999	2000	2001	2002	2003
	(In millions of SEK)
Western Europe…………………..	2,986	3,204	3,789	3,846	4,081
Eastern Europe……………………	26	30	38	99	108
North America……………………	1,770	2,257	2,175	2,261	2,109
South America……………………	134	160	213	127	146
Asia………………………………..	692	794	988	1,141	947
Other markets…………………….	153	154	177	195	205
Total sales………………………..	5,761	6,599	7,380	7,669	7.596
Operating income (loss) ………	314	484	658	647	695

Volvo Aero

The total market. At the end of 2003, air traffic showed a positive trend in all regions of the world. Accumulated, however, 2003 declined compared with 2002, and it was the third consecutive year of declining air traffic.

Substantial challenges remain for the airline industry. There are positive signs from the low-cost segment, which has shown tremendous growth in the United States and Europe. It is also starting to become established in Asia. This segment continues to put pressure on the established airlines.

General. In the aerospace field, Volvo has substantial resources for the development and manufacturing of engine components and also for the aerospace aftermarket.

Operations include development and production of commercial and military aircraft engines in association with the major engine manufacturers - Pratt & Whitney, General Electric, Snecma, MTU and Rolls-Royce. Volvo Aero is also developing and manufacturing engine components for Ariane space rockets. In the aftermarket, Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines.

In 2003, Volvo Aero accounted for approximately 4% of Volvo’s sales from continuing operations.

Strategic Development. The aviation industry’s sharp downturn necessitates continued adaptation to new conditions. Restoring profitability is the most important goal for 2004, while opportunities for increasing market shares are also created during a recession.

Accordingly, Volvo Aero aims to continue building its components business and will make strong efforts to become involved in engine programs, either as a partner or long-term supplier.

In the service sector, major efforts are being made to develop the customer offering and sign long-term contracts with airlines, partners and other customers.

Business environment. Aircraft deliveries decreased in 2003 for the second consecutive year and the production of large commercial aircraft will most likely remain on the same level in 2004. Since there is a time lag between airline profits and orders and deliveries of new aircraft, a recovery in deliveries is not expected before the end of 2005 or the beginning of 2006. A recovery in the aftermarket is expected during 2004.

Products. Volvo Aero develops and manufactures high-technology components for commercial aircraft and rocket engines. Volvo Aero also develops, manufactures and maintains military engines. Volvo Aero offers a wide range of services, including sale of parts for aircraft engines and aircraft, sale and leasing of aircraft engines and aircraft, overhaul and repair of aircraft engines, and asset management. In addition, Volvo Aero provides aftermarket services for gas-turbine engines and systems.

The company's operations are based on close cooperation with partners and on selective specialization. In 2003, overhaul contracts were signed with SAS, General Electric, MK Airlines, and Skyways Express. Partnership agreements for the manufacture of components for the GP7000 engine were signed with MTU Aero Engines. In addition, an extension of the marketing and distribution agreement for Boeing's surplus inventory for commercial aircraft, was signed with Boeing in 2003.

Production and capacity. To align operations to a lower level, Volvo Aero is reducing its workforce in Trollhättan, Sweden. As a consequence, 195 persons will leave the company, mainly during 2004.

In 2003, a contract was signed with SAS, whereby Volvo Aero became the principal supplier of engine overhaul services for SAS/Spanair's fleet of MD80 aircraft. The contract covers the period up to and including 2006. Also in 2003, Skyways Express and Volvo Aero signed an agreement whereby Volvo Aero will become Skyways’ exclusive supplier of engine overhaul and equipment maintenance services for the PW125 engines. The agreement is based on a price per hour of flying time and is valid until 2005. Volvo Aero also signed overhaul contracts of JT9D engines for General Electric and the UK freight carrier MK Airlines.

An agreement was also signed with MTU Aero Engines of Germany to manufacture components for the GP 7000, an engine intended for Airbus’s forthcoming A380 jumbo jet. Volvo Aero will produce the low-pressure turbine case over a 15-year period. Volvo Aero is already a partner in the Rolls-Royce Trent 900 engine program, the second engine alternative for the A380.

Volvo Aero has been a partner with General Electric since the 1980s and in 2003 Volvo Aero and GE agreed to cooperate as partners in the new LMS100 gas turbine. Volvo Aero will deliver a number of key components for the new environmentally friendly gas turbine.

Markets and Sales. The following table sets forth Volvo Aero’s sales by geographic market area and operating income for the years 1999 through 2003:

	1999	2000	2001	2002	2003
	(In millions of SEK)
Western Europe…………………..	4,560	4,651	4,788	3,422	3,951
Eastern Europe……………………	16	42	87	28	49
North America……………………	4,557	5,040	5,841	4,573	3,301
South America……………………	193	134	187	177	152
Asia………………………………...	491	701	708	497	428
Other markets……………………..	136	145	173	140	149
Total sales…………………………	9,953	10,713	11,784	8,837	8,030
Operating income………………	584	621	653	5	(44)

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

VFS aims to fulfill the market's growing need for increasingly sophisticated financial solutions separately or combined with insurance and/or service contracts. This strengthens the competitiveness of Volvo's dealers thereby potentially enhancing the Group's growth and profitability.

Volvo's customer-financing operations cover Europe, North America, Australia, parts of South America and Asia. Customized finance programs for the Group’s three truck brands – Mack, Renault and Volvo – as well as for the other Business Areas in the Group. The range of financing services includes installment contracts, financial leasing, operational leasing and dealer financing. In most markets, insurance, service and maintenance contracts are also provided for as stand-alone products or in combination with financing services.

Net sales amounted to SEK 9,153 million (SEK 9,925 million in 2002) representing 5% of Volvo’s sales from continuing operations. Operating income in 2003 amounted to SEK 926 million (SEK 490 million in 2002). Return on equity (net income divided by average shareholders’ equity) was 9.8% (4.8% in 2002).

Operational excellence initiatives will be pursued in 2004 to further improve efficiency and ability to care for customers. The approach will be conservative when moving into emerging markets.

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

Research and Development

In 2003, 2002 and 2001, research and development expenses were SEK 6,829 million, SEK 5,869 million and SEK 5,391 million, respectively. Considerable research work is devoted not only to traditional product development, but also to developing effective software and total solutions designed to improve profitability in Volvo’s customer’s business.

New products offering customers improved operating economy. Volvo's research and development focuses on its customers' business, environmentally adapted solutions and safety awareness. During 2003, Volvo introduced a large number of new products that offer customers improved operating economy through reduced fuel consumption, as well as a higher degree of reliability and quality. One area of priority in research involves the development of transport telematics and other software designed to improve profitability in the customer's business, which also has positive effects on the environment. In product development, all business areas and business units use a well-structured process with quality gates and milestones specifying the requirements that have to be fulfilled before a project is allowed to continue. Safety and environmental requirements are also key parameters in the process.

The focus on product quality in the development process as well as in the interface with the customer has led to improved results in customer satisfaction measurements.

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

An important area of safety research deals with the interplay between driver and vehicle or machine. The driver has to feel comfortable and must be able to see and reach all-important controls in order to operate the vehicle as safely and efficiently as possible. A dedicated work to integrate the Volvo safety features and concepts into the new product lines at Volvo CE demonstrates how a good workplace with easy entrance and good visibility for the operator adds to higher safety.

Future fuels and energy efficiency. Major changes regarding the use of energy sources, fuels and vehicle powertrains, are based on extensive investigations involving many different aspects and take a long time to develop. A few of the most important are possible energy supply, energy efficiency and greenhouse gas emissions, all of them in a well-to-wheel perspective.

The Volvo Group believes that DME (Di-Methyl Ether) has a very strong potential as a long term vehicle fuel, derived both from fossil and renewable sources. The Group also believes that the diesel engine will play a vital role in future drive trains, due to its inherent energy efficiency and ultra low emission potential, also together with fuels derived from renewable sources.

The focused environmental agenda defines far-reaching objectives for energy efficiency also in the production processes. The organization is now being challenged on how to achieve substantially decreased CO2 emissions in the most cost-effective way.

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

Volvo Car Corporation has the right to use the "Volvo" trademark for passenger cars, minivans carrying up to 10 passengers, light trucks with payload up to 1,500 kilograms, sports utility vehicles and other vehicles, but not buses or other vehicles used solely for commercial purposes, that have a gross vehicle weight of not greater than 5,400 kilograms (12,000 lbs. gross weight). AB Volvo has the right to use the trademark for trucks, buses, construction equipment, industrial and marine engines, aerospace equipment and all other products (apart from those which Volvo Car Corporation has the right to use the trademark for).

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

	2001	2002	2003
Market area:	(in millions of SEK)
Western Europe	97,758	97,209	100,849
Eastern Europe	6,743	7,860	8,819
North America	57,724	53,438	44,502
South America	6,469	5,070	5,080
Asia	10,887	12,693	15,819
Other markets	9,699	9,928	8,222
Total	189,280	186,198	183,291

Regulatory Matters

Environmental and Other Regulatory Matters

The corporate values of quality, safety and environmental care are present in the daily operations of the Volvo Group. Quality and environmental management systems are used in all parts of the organization as the means for addressing responsibility and objectives. The Group policies and a common network of environmental auditors monitor compliance with the Group guidelines and objectives. During 2003 the Group's business areas finalized introduction of environmental management systems in most operations. All but two production sites are now certified. Some market organizations still remain and projects are ongoing for all other operations with certification planned for 2004.

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

At the same time to improve ambient air quality, increasingly stricter emission regulations put pressure on the engine development to decrease mainly nitrogen oxides (NOx) and particle emissions. Unfortunately, higher fuel efficiency normally means higher emissions of NOx, a physical fact resulting from higher combustion temperatures. This balance is the challenge for all the Volvo Group business areas.

The recent product launches demonstrate how the stricter emission requirements have been met with highly competitive fuel efficiency, like the Volvo CE product lines. Volvo Penta’s new medium-heavy marine diesel engines, D4-210 and D6-310, and the new D3, a future alternative to outboard engines demonstrate decreased fuel consumption combined with substantially lower emissions as well as advantages in terms of weight and noise levels. The key to this strategy is a close collaboration between engine development and each application, to ensure the right combination of engine, transmission, chassis and body. The I-shift transmission used in the Volvo Trucks is an example of this integration.

4.C. Organizational Structure

The Volvo Group's operations during 2003 were organized in eight business areas: Volvo Trucks, Renault Trucks and Mack Trucks, Buses, Construction Equipment, Volvo Penta, Volvo Aero and Financial Services. In addition to the eight business areas, there are certain operations, consisting mainly of service companies that are designed to support the business areas' operations. In the financial reporting the business areas Volvo Trucks, Renault Trucks and Mack Trucks are reported as one segment.

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

See Note 2 to Volvo’s consolidated financial statements for information concerning Volvo’s group structure and significant subsidiaries, including the name, country of incorporation, proportion of ownership interest and, to the extent different, proportion of voting power held.

4.D. Property, Plants and Equipment

At December 31, 2003, the eight business areas of Volvo had manufacturing facilities worldwide.

Major components for the Group’s products are manufactured in Sweden, including engines, power transmission systems, cabs and sheet metal components.

Trucks are assembled in Volvo-owned plants in Sweden, France, Belgium, Brazil, Malaysia, Australia, the United States and India. There are local manufacturers of Volvo trucks in Morocco, Botswana, Colombia, Iran, Tunisia, Egypt, Saudi Arabia and China.

Besides eleven plants in Europe, Volvo’s bus production takes place in Poland, Sweden, Finland, Germany, Brazil, the United States, Canada, Mexico and China. Facilities for production of construction equipment are located in Sweden, Germany, France, Poland, the United States, Canada, Brazil, South Korea and China.

Volvo Penta’s production facilities are in Vara, Sweden, as well as in Lexington, Tennessee, United States and Wuxi, China. The principal production facilities of Volvo Aero are located in Trollhättan, Sweden and in Kongsberg, Norway.

Spare part operations of Trucks, Buses, Construction Equipment and Marine and Industrial Engines in Europe is being coordinated through Volvo Parts’ warehouses in Belgium and six support warehouses in England, France, Italy, Sweden, Finland and Spain.

The major part of the properties owned by the Volvo Group are used in the Group’s own operations. A certain number of the properties owned are leased to Volvo Car Corporation. The greater part of Volvo’s production facilities is owned by Volvo.

Volvo believes that the Group’s principal manufacturing facilities and other significant properties are in good condition and are adequate to meet the needs of the Volvo Group.

Environmental impact from production. The Volvo Group has production sites on five continents. Maintaining environmental standards and implementing ongoing improvement programs are required at all plants, and have been followed up by regular audits since 1989. The environmental audits identify environmental risks and possible need for clean-up or other corrective actions, with a follow-up to ensure that these are promptly conducted. The Volvo Group has insurance coverage for possible accidental damage to nearby areas.

At the beginning of 2004, Volvo had a total of 48 plants for the production of trucks, buses, construction equipment, marine and industrial power systems, and aircraft engines, of which 16 are in Sweden. All the plants have the requisite permits, which in Sweden cover waste, noise and emissions to air, water and soil. Two Swedish permits are to be renewed during 2004 due to a future increase in production volume.

Consumption of energy remained at roughly the same level as in 2002 but a slight decrease can be seen in the emissions of CO2 and NOx during 2003. The total water consumption also decreased during 2003. The program to increase resource efficiency is starting to give effect also in the emission values. Although using low sulphur content fuels when possible, an increase in the use of heating oil caused an increase in sulphur dioxide emissions compared to 2002. A total increase in production volumes caused a minor increase in solvent emissions and hazardous waste.

Freight. Transport to and from Volvo's production facilities and distributors cause more substantial emissions of air pollutants than the operations at the company's production plants. In order to encourage environmental improvement measures, Volvo Logistics, the Group's procurement company for transport services, continuously assesses the environmental work of contracted transport companies according to a classification system. Every new supplier contract includes an environmental clause whereby the transport company undertakes to operate in accordance with the ISO 9000 and ISO 14001 standards.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

5.A. Operating Results.

The following operating financial review should be read in conjunction with the Company's Consolidated Financial Statements included herein. The Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). For a discussion of the principal differences between Swedish GAAP and US GAAP, see "Item 18.  Financial Statements—Note 35."

General

The following table sets forth the Volvo Group’s sales and operating income by business areas for each of the years in the three-year period ended December 31, 2003.

	2001	2002	2003
	(In millions of SEK)
Net sales
Trucks	116,568	118,752	116,969
Buses	16,675	14,035	11,978
Construction Equipment	21,135	21,012	23,154
Volvo Penta	7,380	7,699	7,596
Volvo Aero	11,784	8,837	8,030
Financial Services	9,495	9,925	9,153
Other and eliminations	6,243	5,968	6,411
Total, as reported	189,280	186,198	183,291

Operating income (loss)[1]
Trucks	(2,066)	1,189	3,951
Buses	(916)	(94)	(790)
Construction Equipment	527	406	908
Volvo Penta	658	647	695
Volvo Aero	653	5	(44)
Financial Services	325	490	926
Other	53	194	(3,142)
Subtotal, continuing operations	(766)	2,837	2,504
Gain on the sale of Volvo Cars	90	-	-
Total, as reported	(676)	2,837	2,504

____________

1 Operating income in 2003 included write-down of shares in Scania AB and Henlys Group Plc amounting to SEK 4,030 million, of which SEK 429 million was reported in Buses (Henlys Group Plc) and SEK 3,601 million was reported in Other (Scania AB).

Operating income in 2001 was charged with restructuring costs of SEK 3,862 million, of which SEK 3,106 million was allocated to Trucks (mainly related to the integration of Renault Trucks and Mack Trucks), SEK 392 million to Buses and SEK 364 million to Construction Equipment.

Volvo’s investment in Scania AB

During 1999 and 2000, Volvo acquired 45.5% of the capital and 30.6% of the voting rights in Scania AB, one of the world’s leading manufacturers of trucks and buses. As a condition in connection with the European Commission’s approval of Volvo’s acquisition of Renault V.I. and Mack Trucks Inc. in 2001, Volvo undertook to divest its holding in Scania not later than April 2004. At year-end 2003, the carrying value of Volvo's holding in Scania AB was determined to be SEK 20.4 billion. The carrying value of the holding of the 63.8 million Scania Series B shares was determined based upon the consideration received when Volvo divested those shares to Deutsche Bank on March 4, 2004. The carrying value of the holding of 27.3 million Scania Series A shares was determined based upon the closing share price of SEK 202 on December 31, 2003. A write-down of SEK 3.6 billion was thereby charged to Volvo’s operating income under Swedish GAAP for 2003. In April 2004, the Annual General Meeting approved a dividend to AB Volvo's shareholders of 99% of the shares in Ainax AB, a wholly owned subsidiary holding all of Volvo's Scania Series A shares. The distribution of shares in Ainax AB to Volvo’s shareholders was made on June 8, 2004 and the value of this dividend was set at SEK 6,310 million.

Volvo’s investment in Henlys Group Plc

During 1998 and 1999, Volvo acquired 9.9% of the capital and voting rights in Henlys Group Plc at a total acquisition cost of SEK 524 million. Henlys Group is a British company involved in manufacturing and distribution of buses and bus bodies in Great Britain and North America. Volvo and Henlys Group jointly own the shares of the North American bus operations Prévost and Nova Bus. In February and March 2004, Henlys announced that its earnings for 2004 were expected to be significantly lower than previously anticipated. As a consequence of receiving this information, it was determined at the date when Volvo issued its 2003 financial statements that Volvo's holding in Henlys Group Plc was permanently impaired at December 31, 2003, and a write-down of SEK 429 million was charged to operating income under Swedish GAAP for 2003. After this write-down, the carrying value of Volvo's shares in Henlys Group amounted to SEK 95 million, corresponding to the market value of these shares at year-end 2003.

In October 1999, Volvo issued a convertible debenture loan to Henlys Group Plc of USD 240 million in connection with Henlys Group's acquisition of the US school bus manufacturer Bluebird. The convertible debenture loan matures in October 2009. In connection with the preparation of Volvo’s 2003 financial statements, Volvo evaluated the financial situation of Henlys Group and assessed that no impairment loss had then been incurred on the convertible debenture loan.

On March 31, 2004, Henlys Group further announced that its 30% shareholding in TransBus would be written down as a consequence of TransBus being placed into administration. At the end of May 2004, the market value of Volvo's shares in Henlys Group amounted to SEK 16 million.

On June 10, 2004, Henlys Group announced that it was holding discussions with its lending banks and other principal creditors regarding a restructuring of the Henlys Group, and that it intended to delist its shares from the London Stock Exchange. No assurance can be given that Volvo will not be required in 2004 to take further write downs in Volvo’s holdings of the Henlys Group’s shares or to record an impairment loss on the convertible debenture loan.

Volvo and Renault agreement

In July 2000, AB Volvo reached an agreement with Renault S.A. to acquire Mack Trucks and Renault V.I., the truck operations of Renault, in exchange for 15% of AB Volvo's shares.

During 2000, AB Volvo repurchased 10% of the Company’s outstanding shares. On January 2, 2001, the acquisition became effective and these shares were transferred to Renault S.A. as partial payment for the shares of Mack Trucks and Renault V.I..

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

Economic and market conditions. 2003 demonstrated a significant upswing in global economic momentum despite the Iraq crisis, which dampened the economic development in the first half of the year. In addition to the United States, Asia in general and China in particular stood out as the most buoyant economies. While the economic expansion in the United States was underpinned by very stimulative financial policies, monetary and fiscal, the European Union faced a much tighter set-up of financial policies. The latter, in combination with a significant appreciation of the Euro, resulted in another lost year in terms of economic acceleration. The combination of growing expectations on the global economy and the end of the war in Iraq triggered a marked improvement in the risk appetite among financial investors, which lead to an impressive rebound in equity prices. However, due to a sluggish development in the US labour market and subdued inflation expectations globally, there was no spike in long-term interest rates.

The total market for heavy trucks in Western Europe during 2003 was unchanged compared with the preceding year at approximately 215,000 trucks. The markets in Germany and in the United Kingdom strengthened by 6% and 10%, respectively, while the markets in Italy and France weakened. In North America, the total market for heavy trucks (Class 8) was unchanged compared with the year earlier at a historically low level of 179,000 vehicles. Growth rates in Eastern Europe and Asia remained favorable and the market for heavy trucks in Brazil rose by 28% compared with a year earlier. The total world market for heavy and compact construction equipment, within Volvo CE’s product range, increased by 11% during 2003. The growth was mostly attributable to North America, China and Eastern Europe. The market conditions for Volvo Buses and Volvo Aero remained weak during 2003. However, at the end of 2003 air traffic showed a positive trend in all regions of the world.

Factors affecting results. The Volvo Group’s sales are principally affected by unit sales volume and vehicle prices as well as by currency fluctuations, product mix and sales of optional equipment. The profitability of Volvo’s operations depends on a number of factors, including research and development expenses and the ability to achieve cost and capital efficiencies in product manufacturing.

Impact of Currency Fluctuations. A substantial amount of Volvo’s assets and debt are denominated in currencies other than Swedish kronor or located in countries other than Sweden. Most of Volvo’s sales take place outside Sweden with invoicing in U.S. dollars and other currencies. The sales outside Sweden amounted to SEK 175,665 million, SEK 173,275 million and SEK 168,490 million, or 93%, 93% and 92% of Group sales in 2001, 2002 and 2003, respectively.

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

The Swedish krona strengthened during 2003 against most of Volvo's inflow currencies, with a negative effect on operating income. The US dollar, the Canadian dollar and pound sterling had the greatest impact. Changes in spot-market rates for other currencies had minor effects.

The total effect of changes in currency exchange rates on operating income in 2003 compared with 2002 was negative by approximately SEK 900 million. The transactional effect of changed spot-market rates was negative, approximately SEK 2,050 million. The effect on income of forward and option contracts amounted to a gain of SEK 1,243 million (loss of SEK 195 million in 2002), which resulted in a positive impact of SEK 1,438 million for 2003, compared with 2002. Changes in spot rates in connection with the translation of income in foreign subsidiaries and the revaluation of balance sheet items in foreign currencies had a negative impact of SEK 290 million.

Adoption of International Financial Reporting Standards. Effective in 2005 Volvo will adopt International Financial Reporting Standards ("IFRS") in its financial reporting. The transition from Swedish GAAP to IFRS is being made to implement a regulation applicable to all listed companies within the European Union as of 2005. Volvo considers that the most significant effects will pertain to accounting for financial instruments and goodwill. Restatement of figures for prior years will be made in accordance with the requirements of the transition rules. During 2003, Volvo has started a number of projects aimed at adapting the internal reporting routines to the new regulation. More detailed information about the IFRS transition effects will be presented in connection with the publication of the 2004 financial statements.

Volvo and the Euro. Volvo established the Euro as the functional currency for its operations in the countries that are members of the European Monetary Union (EMU) in 2001. In September 2003, a referendum was held in Sweden about membership in the EMU. The majority of the votes was against Swedish membership.

Restructuring costs in 2001. Restructuring costs in 2001 amounted to SEK 3,862 million of which SEK 3,106 million was for Trucks, SEK 392 million was for Buses and SEK 364 million was for Construction Equipment.

Restructuring costs in Trucks included costs for the integration of Mack Trucks and Renault Trucks in order to secure coordination gains made possible through the acquisition. The integration measures included reduction of North American production capacity through a decision to close Mack's Winnsboro plant and transfer production to Volvo's New River Valley plant. Integration measures also included restructuring of the global distribution system and production structure. In addition to these integration measures, restructuring costs in Trucks included significant personnel reductions due to the prevailing business conditions, especially in North America. Restructuring costs in Buses were attributable to the shut down of Nova Bus' plant for city buses in Roswell, United States. In Construction Equipment, restructuring measures included terminating fabrication in the Asheville plant, United States, and to an overall redundancy program.

Of the total restructuring costs, SEK 2,259 million was attributable to contractual pensions and excess personnel, SEK 573 million was attributable to writedowns of assets and the remainder, SEK 1,030 million was attributable to other restructuring costs.

Results from continuing operations

2003 compared with 2002

Volvo Group. Net sales in 2003 amounted to SEK 183,291 million (SEK 186,198 million in 2002), a decrease of 2% compared with 2002. Adjusted for changes in currency exchange rates, net sales increased by 6%.

Net sales of Volvo’s truck operations amounted to SEK 116,969 million, a decrease of 2% compared to 2002. Adjusted for currency effects, sales increased by 5% compared with 2002. Net sales were positively affected by higher deliveries in Asia and Eastern Europe. In North America, deliveries of trucks were down by 5% and in Western Europe the Volvo Group's deliveries of trucks were 4% lower than in the preceding year.

In Buses, net sales decreased 15% compared with 2002. The decline was partly attributable to currency movements. Adjusted for these effects, net sales decreased 8%, pertaining mainly to lower deliveries in North and South America, partially offset by favorable volumes in China and the Nordic countries. In an increasing world market, net sales of Construction Equipment rose 10%, adjusted for currency effects 18%, driven by a wider product range and improved market shares. In Volvo Penta, a weakening total market and negative currency effects were partially compensated by increased market shares, and net sales decreased by 1%. Adjusted for changes in currency rates Volvo Penta’s net sales increased by 8%. Volvo Aero's net sales declined by 9%, due mainly to negative effect from changes in currency rates. Adjusted for changes in currency rates, Aero’s net sales increased by 4% despite the crisis in the airline industry.

The Group’s net sales in Western Europe increased by 4%. Net sales in North America were down 17% due to lower USD exchange rates and lower deliveries of Mack trucks. Sales in Eastern Europe and Asia grew by 12% and 25% respectively while sales in South America were unchanged.

Operating income for the Volvo Group in 2003 amounted to SEK 2,504 million, compared with SEK 2,837 million in 2002. Operating income included write-down of shares in Scania AB and Henlys Group Plc amounting to SEK 3,601 million and SEK 429 million, respectively. Higher margins on newly introduced products as well as price realization and cost rationalization affected operating income positively .

Trucks' operating income in 2003 amounted to SEK 3,951million (SEK 1,189 million in 2002). The improvement across the three truck brands, Mack, Renault and Volvo, is largely related to increased margins due to price realization and cost rationalization. Earnings improved in North America, where profitability developed favorably for both Volvo and Mack despite adverse market conditions. In Europe, Volvo Trucks’ strong performance continued and both Renault Trucks and Volvo Trucks reported improved earnings.

The operating loss during 2003 in Buses amounted to SEK 790 million compared with a loss of SEK 94 million in 2002. The weaker result was related to the write-down of shares Henlys Group Plc amounting to SEK 429 million, lower volumes, continued price pressure and currency effects. Construction Equipment reported operating income of SEK 908 million compared with SEK 406 million in 2002. The improved earnings were primarily related to increased volumes due to recently launched products and further improved market shares partly offset by strongly negative currency effects.

Operating income in 2003 for Volvo Penta amounted to SEK 695 million (SEK 647 million in 2002). The strong financial performance of Volvo Penta mainly related to higher deliveries and improved gross margins.  In Volvo Aero, operating income declined to a loss of SEK 44 million (income of SEK 5 million in 2002). The lower earnings were mainly a result of provisions for expected losses on contracts of SEK 170 M in the fourth quarter.

Operating income within Financial Services amounted to SEK 926 million (SEK 490 million in 2002). Financial Services' favorable trend of ten consecutive quarters of progressively increasing earnings primarily pertained to lower credit losses in the US customer financing operations and strong results in the operations in Europe as well as in other parts of the world.

Group operating income in 2002 was negatively affected by provisions of SEK 807 million relating to a deficit within the Volvo Group’s Swedish pension foundation.

Operating margin during 2003 was 1.4%, compared with 1.5% in 2002.

Trucks. Total deliveries from the Group’s truck operations amounted to 155,989 trucks in 2003, a decline of 1% compared with 2002. In Europe, 92,083 trucks were delivered, compared with 96,289 trucks in 2002. Deliveries in North America were down 5% compared with the year-earlier period and totaled 34,756 trucks. Deliveries in Asia, including the Middle East, continued to develop favorably, particularly in Iran. Net sales of Volvo’s truck operations amounted to SEK 116,969 million in 2003. Adjusted for currency effects, sales increased by 5% compared with 2002.

Operating income in 2003 amounted to SEK 3,951 million (SEK 1,189 million in 2002).  The improvement across the three truck brands, Mack, Renault and Volvo, is largely related to increased margins due to price realization and cost rationalization. The strong customer values in the new Volvo range, increased market shares and increased efficiency has contributed to the improved earnings in 2003. These positive effects were partly offset by negative currency effects and higher costs for research and development. Earnings improved in North America, where profitability developed favorably for both Volvo and Mack despite adverse market conditions. In Europe, Volvo Trucks’ strong performance continued and both Renault Trucks and Volvo Trucks reported improved earnings.

Research and development expenses within the truck operations amounted to SEK 4,874 million in 2003, compared with SEK 4,175 million in 2002.

Buses. Volvo delivered 7,817 (9,059 in 2002), buses and bus chassis during 2003, a decrease of 14%. The decline was mainly attributable to significantly lower volumes in North America, which were offset to some extent by favorable volumes in China and the Nordic countries.

Net sales in 2003 declined to SEK 11,978 million (SEK 14,035 million in 2002). The decrease was largely explained by lower deliveries, mainly in North America, and changes in currency exchange rates. Adjusted for currency effects, net sales were down 8% compared with 2002.

The operating loss rose to SEK 790 million, compared with a loss of SEK 94 million in 2002. The weaker result compared with the year-earlier period was related to the write-down of shares in Henlys Group Plc amounting to SEK 429 million, lower volumes, continued price pressure and currency effects. In December 2003, the decision was taken to close the bus body plant in Aabenraa, Denmark. The cost for the closure amounted to SEK 42 million.

Research and development expenses for Buses in 2003 amounted to SEK 453 million, compared with SEK 396 million in 2002.

Construction Equipment. Net sales amounted to SEK 23,154 million (SEK 21,012 in 2002), up 18% adjusted for currency effects. The increase was mainly attributable to all-time-high volumes as a result of the expanded product range.

Operating income in 2003 was SEK 908 million (SEK 406 million in 2002) and the operating margin 3.9% (1.9% in 2002). The improved earnings were primarily related to increased volumes, which were strongly offset by negative currency effects.

Research and development costs for Construction Equipment in 2003 amounted to SEK 904 million compared with SEK 685 million in 2002.

Volvo Penta. Net sales in 2003 totaled SEK 7,596 million compared with SEK 7,669 million in 2002.

Operating income amounted to SEK 695 million (SEK 647 million in 2002), which is Volvo Penta's best result to date. The operating margin for 2003 was 9.1% (8.4% in 2002). Both sales and earnings were negatively affected by an unfavorable currency development, mainly from the weaker US dollar.

Research and development costs for Volvo Penta amounted to SEK 291 million in 2003, compared with SEK 352 million in 2002.

Volvo Aero. As a result of the negative impact of changes in currency rates, Volvo Aero’s net sales declined 9% to SEK 8,030 million (SEK 8,837 million in 2002).

Earnings deteriorated to an operating loss of SEK 44 million, compared with operating income of SEK 5 million in 2002. The declines in sales and earnings were primarily attributable to a combination of lower volumes, mainly within engine overhaul in combination with strong price pressure and the falling USD exchange rate. Earnings were also negatively affected by provisions for expected losses on contracts amounting to SEK 170 million.

Despite the severe crisis in the aviation industry, Volvo Aero’s manufacture of components for commercial aircraft engines and the military operations reported positive results for the full year. The operating margin was a negative 0.5% (positive of 0.1% in 2002).

Research and development costs in Volvo Aero amounted to SEK 224 million in 2003, compared with SEK 173 million in 2002.

Financial Services. Year-end operating income amounted to SEK 926 million (SEK 490 million in 2002). Return on equity was 9.8% (4.8% in 2002) with a year-end equity ratio of 12.0% (10.8% at end of 2002).

  Write-offs in 2003 totaled SEK 848 million resulting in an annualized write-off ratio for the year of 1.37% (1.39% for 2002). Total credit reserves amounted to SEK 1.3 billion at the end of December, and the credit reserve ratio at year-end was 2.14%.

Other. Operating income in 2003 and 2002 from the Group’s other operations included AB Volvo and certain internal service companies. Operating income from the Group’s other operations in 2003 included write-down of shares in Scania amounting to SEK 3,601 million and a dividend received from Scania of SEK 501 million (SEK 319 million in 2002).

Net interest expense. Net interest expense for the year amounted to SEK 791 million (SEK 624 million in 2002). The higher net interest expense was mainly explained by lower yield on financial assets and higher average net financial debt during 2003, in part due to higher provisions for post-employment benefits and the acquisition of Bilia's truck and construction equipment operations.

Income taxes. During 2003, income tax expenses of SEK 1,334 million was reported, compared with SEK 590 million for 2002. The income tax expense was mainly related to current tax expenses.

Minority interests. Minority interests in the Volvo Group were mainly attributable to Volvo Aero Norge AS (22%) and Volvo Aero Services LP (5%).

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

Income taxes. During 2002, income tax expenses of SEK 590 million was reported compared with tax income of SEK 326 million in the preceding year. The income tax expenses was mainly related to current tax expenses in subsidiaries outside Sweden.

Minority interests. Minority interests in the Volvo Group were mainly attributable to Volvo Aero Norge AS (22%) and Volvo Aero Services LP (5%). The Henlys Group’s holding (49%) in Prévost Holding BV was reported as minority interest up to the third quarter 2001.

5.B. Liquidity and Capital Resources

Cash flows relating to major acquisitions and divestments of subsidiaries are included in the consolidated cash flow from the point of acquisition or through to the point of divestment. The effects of changes in exchange rates on translation of foreign subsidiaries have also been excluded since these effects do not influence cash flow. For further information regarding the impact of changes in foreign exchange rates see "– 5.A. Operating Results – General – Impact of Currency Fluctuations".

Cash flow from operating activities. Cash flow from operating activities increased to SEK 17.1 billion in 2003 from SEK 15.3 billion in 2002, and SEK 14.1 billion in 2001. The increase in 2003 versus 2002 was mainly derived from increased earnings capacity and lower working capital tied up, mainly reduced inventories. The increase between 2002 and 2001 was due mainly to a favorable earnings capacity.

Cash flow from/used in investing activities. Net cash used in investing activities in 2003 amounted to SEK 12.8 billion, compared with SEK 14.7 billion in 2002 and net cash from investing activities of SEK 1.9 billion in 2001.

Investments in fixed assets in 2003 amounted to SEK 6.0 billion compared with SEK 6.7 billion and SEK 8.1 billion in 2002 and 2001, respectively. Capital expenditures for property, plant and equipment in 2003 amounted to SEK 4.8 billion (SEK 4.8 billion in 2002 and SEK 5.5 billion in 2001). Capital expenditures in Trucks, which amounted to SEK 3.9 billion (SEK 4.5 billion in 2002 and SEK 5.5 billion in 2001), were made in tools and equipment for the production of new truck models in North America, Brazil and France. Investments were also made in Sweden and France for increased capacity in the paint shops. The level of capital expenditures remained at the same level as last year in Buses at SEK 0.2 billion and Volvo Aero at SEK 0.3 billion, decreased in Construction Equipment from SEK 0.6 billion to SEK 0.5 billion and increased in Volvo Penta from SEK 0.3 billion to SEK 0.4 billion.

Investments in leasing assets amounted to SEK 5.3 billion in 2003 compared with SEK 5.2 billion and SEK 5.9 billion in 2002 and 2001, respectively. Investments in customer-financing receivables (net) during 2003, amounted to SEK 4.3 billion compared with SEK 5.7 billion and SEK 3.7 billion in 2002 and 2001, respectively. The investments pertained mainly to the operations in North America and Western Europe.

Cash flow from investment in shares, net was negative SEK 0.1 billion in 2003 as well as in 2002. Cash flow from investment in shares in 2001 resulted in a positive cash flow of SEK 3.9 billion and was mainly related to the sale of Volvo’s holding in Mitsubishi Motors Corporation.

Net acquisitions of subsidiaries and other business units in 2003 had an insignificant effect on cash flow and affected cash flow in 2002 negatively by SEK 0.2 billion. Net divestments of subsidiaries and other business units in 2001 resulted in a positive cash flow of SEK 13.0 billion, mainly attributable to the final payment of SEK 12.1 billion from the sale of Volvo Cars, divestment of the insurance operation in Volvia and acquired liquid funds within Mack and Renault V.I.

Cash flow from financing activities. Net cash flow used in financing activities amounted to SEK 0.5 billion in 2003 and SEK 1.8 billion in 2002. Net cash provided by financing activities amounted to SEK 3.2 billion in 2001, excluding the repurchase of own shares. The increase in loans during 2003 provided liquid funds of net SEK 1.9 billion, of which new borrowing during the year, mainly through the issue of bonds and a commercial paper program, contributed SEK 25.4 billion (amortization of debt was SEK 23.5 billion).

Loans to external parties decreased in a net amount of SEK 0.9 billion during 2003 compared to SEK 1.7 billion and SEK 0.2 billion during 2002 and 2001 respectively.

Dividends paid to AB Volvo shareholders in 2003 totaled SEK 3.4 billion the same as in 2002 and in 2001.

Repurchase of own shares in 2001 amounted to SEK 8.3 billion.

Change in cash and cash equivalents. The Group’s liquid funds increased during 2003 by SEK 3.1 billion, of which changes in exchange rates decreased liquid funds by SEK 0.6 billion. Liquid funds at year-end amounted to SEK 28.7 billion. Liquid funds were SEK 25.6 billion at December 31, 2002 and SEK 27.4 billion at December 31, 2001.

Net financial position is calculated as liquid funds and short-term and long-term interest bearing receivables reduced by short-term and long-term interest-bearing loans (including provisions for pensions and other post retirement benefits). Net financial position does not include net financial debt in Volvo Financial Services, since interest expense in these companies is charged against operating income and does not affect consolidated net interest expense/income. The balance sheets as of December 31, 2003, 2002 and 2001 for the Volvo Group with Financial Services consolidated in accordance with the equity method as well as for the Volvo Group as a whole is shown under " -Financial Services Operations".

Net financial debt at December 31, 2003 was calculated as follows:

(in millions of SEK)	Volvo Group, excl Financial Services
Liquid funds 1)…………….……………………………	28,103
Short-term interest-bearing receivables and loans……………………………………………	6,502
Long-term interest-bearing receivables and loans……………………………………………	2,911
Financial assets………………………………...	37,516
Loans…………………………………………...	24,679
Provisions for pensions and other post-employment benefits…………………………………………	15,263
Financial liabilities…………………………….	39,942

Net financial debt………………………………	(2,426)

1) Liquid funds include cash and bank balances and marketable securities. Marketable securities are stated at the lower of cost or market value in accordance with the portfolio method. Marketable securities consist of interest-bearing securities, to some extent with maturities exceeding three months. However, these securities have high liquidity and can easily be converted to cash. Liquid funds are mainly invested in SEK.

The Group’s net financial debt, which amounted to SEK 6.1 billion at the beginning of the year, totaled a net financial debt of SEK 2.4 billion at December 31, 2003. The decrease was due primarily to positive cash flow from operating activities and currency effects partly offset by dividends paid to AB Volvo shareholders, change in provision for post employment benefits and debt in acquired and divested operations.

The net financial position as a percentage of shareholders’ equity and minority interests was negative 3.3% at the end of 2003 compared with 7.7% at the end of 2002.

Volvo generally maintains lines of credit throughout the geographical areas where it conducts business. The unused portion of committed credit lines, which may be used without restrictions, amounted to approximately SEK 15 billion at the end of 2003. Of these facilities approximately SEK 13 billion consists of stand-by facilities with varying maturities up to the end of 2007.

Credit risks. Credit risks are related to customer credits, to the deposit of liquid funds and to engagements in derivative instruments. Credit risk depends on the creditworthiness of counterparts and is reduced through careful evaluation of their ability to fulfill their obligations.

Customer credits comprise of credit granted to agents and dealers as well as loans made to end-customers by customer-financing companies. In addition, an evaluation of the political and economic situation in the purchaser’s country is made in connection with export transactions. At year-end 2003, Volvo’s accounts receivable amounted to SEK 16.9 billion. The average age of these receivables was 32 days.

Operations are governed by common policies for credits and by rules for classifying customers. The credit portfolio is distributed properly among different categories of customers and different industries. Credit risks are managed through active monitoring and follow-up routines and, in appropriate cases, procedures for repossessing products. Allocations are also made to credit-risk reserves. The credit risk in customer financing is distributed among a large number of individual customers and dealers. Collateral is provided in the form of the products being financed. When issuing credit, an effort is made to balance risk exposure and expected yield. Total assets in the consolidated customer-financing companies, consisting mainly of current and long-term accounts receivable, amounted to SEK 62.7 billion in 2003 compared to SEK 64.9 billion in 2002.

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

Financial exposure. Loans and deposits in the Group companies are mainly made through Volvo Treasury in local currencies and financial currency exposure in the individual entities are thereby being minimized. Volvo Treasury uses various derivative instruments in order to provide deposits and lending in different currencies without increasing the company’s own risk. The Volvo Group’s net financial position is being affected by changes in currency rates because financial assets and liabilities are allocated between Group companies operating in different currencies.

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

Volvo also holds standardized futures and forward-rate agreements. The majority of these contracts are used to secure interest levels for short-term borrowing or deposits.

Liquidity risks. Volvo ensures maintenance of a strong financial position by continuously keeping a certain percentage of sales in liquid assets. A proper balance between short- and long-term borrowing, as well as the ability to borrow in the form of credit facilities, are designed to ensure long-term financing.

Non-current liabilities. Volvo Treasury AB and Volvo Group Finance Europe BV issue most of the Group’s non-current liabilities. The total outstanding non-current liabilities, excluding current portion as per year-end amounted to SEK 46.7 billion (SEK 46.4 billion in 2002). The material currencies issued were the Euro, US dollar, Swedish kronor, Pound Sterling and Canadian dollar amounting to SEK 26.3 billion, SEK 6.9 billion, SEK 6.7 billion, SEK 1.8 billion and SEK 1.5 billion, respectively.

Most of Volvo’s non-current liabilities are issued with a fixed interest rate, with currency and interest rate risk hedged using derivative instruments.

The maturity structure of the Group’s non-current liabilities is set considering the long-term funding needs within the Group. Approximately 53% mature within two to three years, 33% within four to five years and 14% within six years or later. See Note 24 to Volvo’s consolidated financial statements.

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

Repurchase of shares of AB Volvo. At the beginning of 2001, Volvo held 10% of the total number of shares in AB Volvo. Such shares were transferred to Renault SA on January 2, 2001, as partial payment for Renault V.I. and Mack. The transfer of shares to Renault SA was treated as an issue of new shares. During the beginning of 2001, Volvo repurchased an additional 10% of the total number of shares outstanding in AB Volvo. As a result, a total of SEK 8.3 billion was transferred to the shareholders of AB Volvo. On February 9, 5% of the total number of shares outstanding were transferred to Renault SA as final payment for the shares of Renault V.I. Volvo thus holds 5% of the total number of registered Volvo A and Volvo B shares.

The total number of outstanding Volvo shares by year-end 2003 was 419,444,842. The average number of outstanding shares was 419,444,842 in 2003. On April 16, 2004, the Annual General Meeting resolved that Volvo may transfer treasury stock to fulfill undertakings for the Company’s employee stock options program of 2002. Furthermore, the Meeting decided to establish a new share-based incentive program during the second quarter of 2004 for senior executives in the Volvo Group and it was resolved that Volvo may transfer own shares to the participants in the new share-based incentive program. The Annual General Meeting of AB Volvo also authorized the Board of Directors to decide on the acquisition of own shares for, among other reasons, to create a more effective capital management for AB Volvo. Accordingly, on June 16, 2004, the Board decided to acquire through purchase on Stockholmsbörsen a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4,300,000,000.

The purchases may be carried out during the period until the Annual General Meeting in 2005. The buyback, which will begin as soon as possible, shall be made within the so-called spread and settlements will be reported via Stockholmsbörsen in accordance with applicable rules.

Capital Expenditures for Property, Plant and Equipment.

Capital expenditures that had been approved but not yet implemented at year-end 2003 amounted to approximately SEK 6.4 billion. The distribution of these investments, by principal business areas, is as follows:

(in billions of SEK)

Trucks………………………………………………………….	4.7
Buses…………………………………………………………………..	0.2
Construction Equipment……………………………………………….	0.9
Volvo Penta………………….………………………………………...	0.0
Volvo Aero….…………………………………………………………	0.1
Other and corporate expenditures……………………………………..	0.5
Total……………………………………………………………………	6.4

Historically, Volvo’s principal method of financing capital expenditures has been with funds provided by operations, supplemented by outside borrowings as required. These sources of financing will continue to be utilized. Volvo has sufficient working capital to meet its needs for the foreseeable future.

Financial Services operations

Supplementary income statements and balance sheets

In the supplementary income statements and balance sheets below, all Financial Services activities are separated from Volvo’s other operations in order to show how the activities have developed.

Condensed income statements, Financial Services	2001	2002	2003
	(In millions of SEK)
Net sales……………………………………………………..	9,495	9,925	9,153
Income after financial items ………………………………...	325	490	926
Income taxes………………………………………………...	10	(134)	(170)
Net income……………….. ………………………………...	335	356	756

The condensed balance sheets below are presented for the Total Volvo Group as well as separately for Financial Services and for the Volvo Group excluding Financial Services. Separate condensed balance sheets are presented for Financial Services and for Volvo’s industrial and commercial operations ("Volvo Group excluding Financial Services") since the capital structures of these operations are signficantly different and therefore this additional information is requested from shareholders and creditors in order to be able to better evaluate the financial position of the Volvo Group. The Volvo Group’s financial targets as established by its Board of Directors further include separate targets for the capital structure within Financial Services and Volvo’s industrial and commercial operations.

(In billions of SEK, except for %)	Volvo Group, excl Financial Services [1]			Financial Services			Total Volvo Group
Condensed balance sheets	2001	2002	2003	2001	2002	2003	2001	2002	2003

Assets
Intangible assets	17.4	16.9	16.7	0.2	0.1	0.1	17.5	17.0	16.8
Property, plant and equipment	30.4	27.8	27.2	2.9	3.1	3.4	33.2	30.8	30.6
Assets under operating leases	15.0	11.1	9.0	14.1	13.3	13.2	27.1	23.5	21.2
Shares and participations	35.1	34.7	9.6	0.2	0.3	0.2	27.8	27.5	1.8
Long-term customer finance receivables	0.0	0.1	0.1	26.3	25.4	23.9	26.1	25.2	23.4
Long-term interest bearing receivables	5.6	4.2	2.9	0.0	0.0	0.0	5.6	4.2	2.8
Other long-term receivables	9.0	8.5	7.9	0.1	0.0	0.1	8.9	8.3	7.7
Inventories	30.6	27.6	25.8	0.5	0.7	0.6	31.1	28.3	26.5
Short-term customer finance receivables	0.1	0.0	0.1	23.7	22.7	22.9	22.7	21.8	22.6
Short-term interest bearing receivables	6.8	4.3	6.5	0.1	0.0	0.0	2.5	1.3	3.9
Other short-term receivables	29.8	25.8	25.2	2.5	2.1	1.6	31.0	25.7	24.9
Shares in Scania	-	-	20.4	-	-	-	-	-	20.4
Marketable securities	13.0	16.6	19.4	0.5	0.1	0.1	13.5	16.7	19.5
Cash and bank accounts	11.9	7.6	8.7	2.4	1.6	0.7	13.9	8.9	9.2
Total assets	204.7	185.2	179.5	73.5	69.4	66.8	260.9	239.2	231.3

Shareholders’ equity and liabilities
Shareholders’ equity	85.2	78.3	72.4	7.6	7.5	8.0	85.2	78.3	72.4
Minority interests	0.4	0.2	0.2	0.0	0.0	0.0	0.4	0.3	0.2
Provisions for postemployment benefits	14.6	16.2	15.3	0.0	0.0	0.0	14.6	16.2	15.3
Other provisions	14.1	13.9	12.8	4.3	2.8	2.3	18.4	16.7	15.1
Loans	29.7	22.5	24.7	58.0	54.3	52.8	81.6	72.4	74.1
Other liabilities	60.7	54.1	54.1	3.6	4.8	3.7	60.7	55.3	54.2
Total shareholders’ equity and liabilities	204.7	185.2	179.5	73.5	69.4	66.8	260.9	239.2	231.3
Shareholders’ equity and minority interests as percentage of total assets	41.8	42.4	40.5	10.3	10.8	12.0	32.8	32.8	31.4

____________

1 Financial Services operations are reported in accordance with the equity method.

Net sales and income. The net sales value consists mainly of interest income and fees for rental and leasing contracts. Total sales of SEK 9,153 million in 2003 were 8% lower than in 2002.

Income after financial items amounted to SEK 926 million (SEK 490 million in 2002). Income from all the business segments; customer finance, real estate and treasury, was higher than in the preceding year .

At year-end 2003 the credit portfolio amounted to SEK 60 billion (SEK 61 billion in 2002). Excluding currency effects, the portfolio growth was 7% (8% in 2002). Provision is made for both credit risks and residual-value risks to the degree that residual-value risks are attributable to the customer-financing company. For customers unable to fulfill their contractual obligations, specific provisions for credit risks are made based on an individual assessment of each contract. In addition, in accordance with established policies, provisions are made for estimated credit and residual value losses for each customer-financing company.

Provisions for estimated credit value losses amounted to 2.1% (2.6% in 2002) of the credit portfolio at year-end 2003. Realized credit losses in 2003 amounted to SEK 848 million (SEK 893 billion in 2002).

Financial position. Total assets in Financial Services operations decreased during the year, to SEK 66.8 billion from SEK 69.4 billion in 2002. 33% of the credit portfolio is denominated in USD and 39% in Euro.

Customer and leasing receivables amounted to SEK 46.8 billion compared to SEK 48.0 billion in 2002. Assets under operating leases decreased from 13.3 billion in 2002 to SEK 13.2 billion in 2003.

Volvo’s objective is to maintain an equity/assets ratio of 10% in its Financial Services operations. The equity/assets ratio, calculated as shareholders’ equity and minority interests as percentage of total assets was 12.0% in 2003, compared to 10.8% in 2002 and 10.3% in 2001.

US GAAP information

The Volvo Group’s financial statements have been prepared in accordance with accounting principles generally accepted in Sweden, which vary in certain significant respects from US GAAP. Note 35 to Volvo’s consolidated financial statements for 2003 summarizes the effect that the application of US GAAP would have on consolidated net income and shareholders’ equity. Also see Note 35 to Volvo’s consolidated financial statements for discussion of the impact of recently issued US accounting pronouncements.

Critical Accounting Policies and Estimates

Volvo’s significant accounting principles are set out on pages F-8 to F-11 of the consolidated financial statements and conform with accounting principles generally accepted in Sweden ("Swedish GAAP"). The preparation of Volvo’s Consolidated Financial Statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. In preparing these financial statements, Volvo’s management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The application of these accounting principles involves the exercise of judgement and use of assumptions as future uncertainties and, as a result, actual results could differ from these estimates. In accordance with Financial Reporting Release No. 60 (FR60) issued by the Securities and Exchange Commission of the United States, registrants are required to provide additional disclosure of accounting principles in which estimates, judgments and assumptions are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements. The accounting principles applied by Volvo that are deemed to meet these criteria are discussed below:

Impairment of goodwill, other intangible assets and other long-lived assets. In accordance with Swedish GAAP, property, plant and equipment, goodwill, intangible assets and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue. If, at the date of the financial statements, there is any indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset should be estimated. The recoverable amount is the higher of the asset’s net selling price and its value in use, estimated with reference to management’s projections of future cash flows. If the recoverable amount of the asset is less than the carrying amount, an impairment loss is recognized and the carrying amount of the asset is reduced to the recoverable amount. Determination of the recoverable amount is based upon management’s projections of future cash flows, which are generally made by use of internal business plans or forecasts. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our valuations.

Under U.S. GAAP, prior to 2002, property, plant and equipment, goodwill, intangible assets and certain other long-lived assets were amortized over their useful lives in a manner similar to that adopted under Swedish GAAP. In January, 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," became effective. This standard requires that goodwill amortization cease and instead an annual impairment review of goodwill is required to be performed. Such an impairment review will require management to determine the fair value of Volvo’s reporting units on the basis of projected cash flows and internal business plans and forecasts. Volvo is required to perform an annual impairment test of goodwill. No impairment charges were required in 2002 or 2003.

Residual value risks. In the course of its operations, Volvo is exposed to residual value risks through operating lease agreements and sales combined with repurchase agreements. The products, primarily trucks, for which Volvo has a residual value commitment, are generally recognized in the balance sheet as assets under operating leases. Depreciation expenses for these products are charged on a straight-line basis over the term of the commitment in amounts required to reduce the value of the product to its estimated net realizable value at the end of the commitment. Estimated impairment losses are immediately charged to income in accordance with Swedish GAAP. The estimated net realizable value of the products at the end of the residual value commitments is monitored individually on a continuing basis. In monitoring estimated net realizable value of each product under a residual value commitment, management makes consideration of current price-level of the used product model, value of options, mileage, condition, future price deterioration due to expected change of market conditions, alternative distribution channels, inventory lead-time, repair and reconditioning costs, handling costs and overhead costs in the used product divisions.

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

Under US GAAP, if a diminution in value of an investment is considered to be other than temporary, a write-down is recognized in the income statement of the company. If subsequently the value of the investment recovers, the impairment amount is not reversed.

At December 31, 2003 investments in shares and participations amounted to SEK 22,206 million under Swedish GAAP. At December 31, 2003, the market value of Volvo's investments in listed companies amounted to SEK 18,798 million compared with a carrying value for these investments of SEK 21,217 million. For further information, see note 13 to the consolidated financial statements included in item 18 of this document.

Deferred taxes. Under Swedish GAAP, deferred taxes are recognized for temporary differences, which arise between the taxable value and reported value of assets and liabilities as well as for unutilized tax-loss carryforwards. Volvo records valuation allowances against deferred tax assets where management does not expect such assets to be realized based upon current forecasts. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, an additional valuation allowance may need to be established that could materially impact our financial position and the results of operations. At December 31, 2003, a valuation allowance of SEK 2,718 million was established for the value of deferred tax assets. Net of this valuation allowance, deferred tax assets net of SEK 6,259 million were recognized in the Group’s balance sheet.

Under US GAAP, income taxes have been provided using the full liability method which is equal to the treatment under Swedish GAAP.

Inventory obsolescence. Inventories are reported at the lower of historical cost, in accordance with the first-in, first-out method (FIFO), or net realizable value. The estimated net realizable value includes management consideration of out-dated articles, over-stocking, physical damages, inventory-lead-time, handling and other selling costs. If the estimated net realizable value is lower than historical cost, a valuation allowance is established for inventory obsolescence. At December 31, 2003, a total valuation allowance of SEK 2,246 million was established in the Group’s balance sheet for inventory obsolescence.

Credit loss reserves. The establishment of credit loss reserves on customer financing receivables is dependent on estimates including assumptions regarding past dues, repossession rates and the recovery rate on the underlying collateral. At December 31, 2003, the total credit loss reserves in Volvo Financial Services amounted to 2.14% of the total credit portfolio.

Pensions and other post-employment benefits. Provisions and costs for post-employment benefits, i.e. mainly pensions and health-care benefits, are dependent on assumptions used by actuaries in calculating such amounts. The appropriate assumptions and actuarial calculations are made separately for each population in the respective countries of Volvo’s operations. The assumptions include discount rates, health care cost trends rates, inflation, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. Discount rate assumptions are based on long-term bond yields available at year-end. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. Inflation assumptions are based on an evaluation of external market indicators. The salary growth assumptions reflect the long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on officially available mortality statistics. Actual results that differ from management’s assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded provisions in such future periods. See Note 22 of the Notes to the Consolidated Financial Statements for more information regarding costs and assumptions for post-employment benefits. At December 31, 2003 net provisions for post-employment benefits amounted to SEK 15,094 million.

Product warranty costs. Estimated costs for product warranties are charged to cost of sales when the products are sold. Warranty costs include contractual warranty, campaigns and goodwill warranty (warranty cover in excess of contractual warranty or campaigns which is accepted as a matter of policy or normal practice in order to maintain a good business relation with the customer). Warranty provisions are estimated with consideration of historical claims statistics, the warranty period, the average time-lag between faults occurring and claims to the company and anticipated changes in quality indexes. Differences between actual warranty claims and the estimated claims generally affect the recognized expense and provisions in future periods. Refunds from suppliers, that decrease Volvo’s warranty costs, are recognized to the extent these are considered to be virtually certain. At December 31, 2003 warranty cost provisions amounted to SEK 6,175 million.

Introduction of new accounting policies

For a description of changes in accounting principles see Note 1 to Volvo’s consolidated financial statements. For a description of changes in US generally accepted accounting principles see Note 35 to Volvo’s consolidated financial statements.

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

Research and development expenses in 2003 amounted to SEK 6,829 million compared with SEK 5,869 million and SEK 5,391 million in 2002 and 2001, respectively. Effective in 2001, Volvo has adopted a new Swedish accounting standard, RR15 Intangible Assets, which in all significant respects complies with the corresponding accounting standard issued by the International Accounting Standards Board (IASB). In accordance with the new accounting standard, expenditures for development of new products and production systems shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. Volvo’s application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. Other research and development expenses are charged to income as incurred. As result of adoption of this new accounting standard, research and development expenses in 2003, 2002 and 2001 were reduced by SEK 352 million, SEK 1,236 million and SEK 1,921 million respectively. In accordance with the transition rules of the new standard, no retroactive application is permitted. See further in Note 1 to the Consolidated Financial Statements.

5.D. Trend Information

For a discussion of trend information see "Item 5. Operating and Financial Review and Prospects - 5.A. Operating Results."

5.E. Off-Balance Sheet Arrangements

The Group’s off-balance sheet arrangements at December 31, 2003 include:

  guaranteed bank loans and other credits for associated companies in an amount of SEK 154 million.
  guaranteed bank loans and other credits for customers and others in an amount of SEK 3,508 million.
  tax claims in an amount of SEK 1,098 million for actual or anticipated actions against the Volvo Group for which provisions are not considered necessary.
  other contingent liabilities amounting to SEK 4,851 million.

5.F. Tabular Disclosure of Contractual Obligations

Long-term financial obligations include:

(in millions of SEK)	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including current maturities and financial lease obligations (a)	62,803	16,129	24,609	15,353	6,712
Operating leases	3,650	1,148	942	711	849
Total	66,453	17,277	25,551	16,064	7,561

(a) as recognized in Volvo’s Consolidated Balance Sheet as of December 31, 2003.

At December 31, 2003, Volvo further had commitments to repurchase used products through buy-back contracts and residual value guarantees with external customers in an amount of SEK 10.191 million (these commitments are reflected in Volvo's consolidated financial statements either as non-current liabilities, current liabilities or contingent liabilities).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Management system

The management of the Volvo Group is carried out through a number of corporate bodies. The shareholders exercise their voting rights at the Annual General Meeting, deciding, among others, the composition of the Board of Directors and election of auditors. The Board of Directors appoints the President and CEO and decides on issues relating to the Group's strategic direction and its overall organization.

The President and CEO exercise the daily control of the Group and the Group's eight business area presidents report to him.

Nomination Committee

From AB Volvo’s 1995 Annual General Meeting, the Meeting has resolved to appoint a nomination committee which is assigned the task to present a proposal regarding election of the Board of Directors and fees to be paid to Board members. In April 2003, the Annual General Meeting resolved to authorize the Board Chairman to appoint a Nomination Committee comprising three members from among the representatives of the company’s three largest owners, in terms of voting rights, plus one member representing shareholders with smaller holdings in the company.

The Nomination Committee is responsible for submitting to the Annual General Meeting the names of candidates to serve as members of the Board of Directors and as auditors. The Committee also proposes the amount of the fees to be paid to the holders of these positions.

The Nomination Committee which was appointed during the third quarter of 2003 and for the period up to the Annual General Meeting at April 16, 2004, comprised Lars Otterbeck (representing Alecta) , Shemaya Lévy (representing Renault), Marianne Nilsson, (representing Robur), Bengt Hane (representing shareholders with smaller holdings) and Lars Ramqvist, Chairman of the Board. Lars Otterbeck was appointed Chairman of the Committee. Lars Ramqvist resigned from the Committee on February 2, 2004.

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

In 2003, Volvo's Board of Directors consisted of eight members up to and including the Annual General Meeting, and ten members thereafter, all elected by the shareholders. In addition, the Board had three members and two deputy members appointed by employee organizations. The President is a member of the Board of Directors.

During 2003, the Board held six regular meetings and three extraordinary meetings.

The Board has adopted work procedures for its internal activities that contain rules pertaining to the number of Board meetings, matters to be handled at regular meetings of the Board and duties incumbent on the Chairman.

The Board has also issued written instructions specifying when and how information that is required to enable the Board to evaluate the company's and Group's financial position should be reported to the Board, as well as the distribution of work between the Board and the President, and in what circumstances the Executive Vice President is to substitute for the President.

The Annual General Meeting decides on the fees paid to the Board members elected by the shareholders. For 2003 the total amount was SEK 5,200,000 of which the Chairman of the Board, Lars Ramqvist, received a fee of SEK 1,200,000.

During the year, the Board reviewed the financial position of the company and Group on a regular basis. The Board also dealt regularly with matters involving divestments, acquisitions, the establishment of new operations, and matters related to investments in product renewal and product development in the Group's business areas.

At the Annual General Meeting of AB Volvo on April 16, 2004, the following AB Volvo Board members were reelected: Per-Olof Eriksson, Patrick Faure, Haruko Fukuda, Tom Hedelius, Leif Johansson, Finn Johnsson, Neelie Kroes, Louis Schweitzer and Ken Whipple. At a statutory meeting held following the annual General Meeting, the Board elected Finn Johnsson as Chairman.

Audit Committee

In December 2002, the Board of Directors of AB Volvo established an Audit Committee primarily for the purpose of overseeing the accounting and financial reporting processes and the audit of the financial statements. Finn Johnsson was elected Chairman of the Committee and Per-Olof Eriksson and Ken Whipple were appointed members. In March 2004, Finn Johnsson resigned from the Committee. Haruko Fukuda was appointed member and Per-Olof Eriksson Chairman of the Committee. As assigned by the Board, the Committee's duties include reviews of the financial reporting, the performance, qualifications and independence of the auditors and the performance of the internal audit function.

Remuneration Committee

In April 2003, the Board of Directors of AB Volvo established a Remuneration Committee primarily for the purpose of overseeing remuneration issues. Lars Ramqvist was elected Chairman of the Remuneration Committee and Tom Hedelius and Louis Schweitzer were appointed members. Lars Ramqvist resigned from the Committee on February 2, 2004. Finn Johansson was appointed new Chairman of the Committee.

The duties of the Committee include the review and recommendation for resolution by the Board regarding terms of employment and remunerations of the President and the Executive Vice President, principles for remuneration for the Group Executive Committee, principles for variable salary systems, share based incentive programs and pension schemes. The Committee shall approve proposals on remuneration of the Group Executive Committee.

The Directors and Deputy Directors of AB Volvo during 2003, their respective ages, the years in which such positions were attained and their material memberships on the Boards of other companies are:

Name Age Position and Other Directorships

Finn Johnsson 58 Chairman of the Board (since February 2004). Director (since 1998). Chairman of the Remuneration Committee. President of Mölnlycke Health Care AB. Chairman of the Boards of Wilson Logistics Holding AB and Unomedical A/S. Member of the Boards of Skanska AB and AB Industrivärden.

Lars Ramqvist 65 Director 1998-February 2, 2004, Chairman 1999-2004. Chairman of the Remuneration Committee and member of the Nomination Committee up to February 2004. Resigned as Chairman and as member of the Board on February 2, 2004. Dr. of Philosophy. Hon. Dr. of Technology, Hon. Dr. of Philosophy. Honorary Chairman: Telefonaktiebolaget LM Ericsson. Member of the Royal Swedish Academy of Sciences and the Royal Swedish Academy of Engineering Sciences.

Per-Olof Eriksson 66 Director (since 1994). Chairman of the Audit Committee. Master of Engineering, Hon. Dr. of Technology. Board Chairman: Consolis Oy, Callans Trä AB and Odlander, Fredriksson & Co. Board member: AB Custos, SSAB Svenskt Stål AB, Assa Abloy, Senea AB and Elkem. Member of the Royal Swedish Academy of Engineering Sciences.

Patrick Faure 57 Director (since 2001). Bachelor of Laws. Executive Vice President of Renault S.A. and Chairman and CEO of Renault F1 since 1991. Chairman and CEO of Renault V.I. 1998-2001. With Renault since 1979. Board member: VINCI, ERTICO.

Haruko Fukuda 57 Director (since 2003). Member of the Audit Committee. OBE, MA (Cantab), DSc. Board member: The Foreign & Colonial Investment Trust plc, Investec plc, Aberdeen Asian Smaller Companies Investement Trust plc, Business Advisory Council of the United Nations Office for Project Service (UNOPS). Senior Advisor at Lazard, Advisor at METRO AG.Honorary Fellow of New Hall Cambridge, Chairman of the Advisory Board of New Hall Cambridge, Honorary Vice President of the Japan Society, Trustee of Mitsubishi Trust Oxford Foundation, Freeman of the City of London.

Tom Hedelius 64 Director (since 1994). Member of the Remuneration Committee. Master of Business Administration, Hon. Dr. of Economics. Board Chairman: AB Industrivärden, Bergman & Beving AB and Sandrews. Honorary Chairman: Svenska Handelsbanken. Vice Chairman: Addtech AB and Lagercrantz Group AB. Board member: Svenska Cellulosa Aktiebolaget SCA and Lundbergs AB. Vice chairman in Jan Wallander and Tom Hedelius foundation.

Leif Johansson 52 Director (since 1997). Master of Engineering. President of AB Volvo and Chief Executive Officer of the Volvo Group since 1997. With Volvo since 1997. Board member: Bristol-Myers Squibb Company, Confederation of Swedish Enterprise and The Association of Swedish Engineering Industries. Member of the Royal Swedish Academy of Engineering Sciences.

Neelie Kroes 62 Director (since 2003). Board Chairman: Meyer Monitor.Board member: P&O Nedlloyd and Nederlandse Spoorwegen NV, mmO2 Plc, Cório, Royal Nedlloyd, Ballast Nedam, Prologis, New Skies Satellites, and Lucent Technologies BV the Netherlands. Cabinet Minister of Transport and Public Works in the government of the Netherlands 1982-1989 and former advisor to the Transport Commissioner within the EU Commission.

Louis Schweitzer 61 Director (since 2001). Member of the Remuneration Committee. Bachelor of Laws. Chairman and CEO of Renault since 1992. CFO and Executive Vice President 1988-1992. President and Chief Operating Officer 1990-1992. With Renault since 1986. Board Chairman: Renault Nissan BV and board member and proposed as Chairman in AstraZeneca Plc. Board member: R.C.I. Banque, Philips, Electricité de France, BNP-Paribas, and VEOLIA.

Ken Whipple 69 Director (since 2001). Member of the Audit Committee. Bachelor of Business and Engineering. Board Chairman and CEO of CMS Energy Corporation, CEO of Glenlore Enterprises. Board member: 14 JP Morgan Fleming Mutual Funds and Korn-Ferry International AB.

Lars-Göran Larsson* 56 Director (1994 – May, 2004).

Martin Linder 31 Director (since May, 2004)

Olle Ludvigsson* 55 Director (since 1988). Deputy Director 1983 – 1988.

Johnny Rönnkvist* 57 Director (since 1999).

Stellan Rosengren* 43 Deputy Director (since 1999).

Berth Thulin* 52 Deputy Director (since 1999).

_____________________________

* Employee representative

Secretary to the Board

Eva Persson 51 Secretary to the Board (since 1997). Senior Vice President and General Counsel of AB Volvo.

Volvo Group Executive Committee

The members of the Volvo Group Executive Committee are appointed by, and report to, the Chief Executive Officer.

Stefano Chmielewski was appointed President of Renault Trucks and member of the Volvo Group Executive Committee effective May 1, 2003. He succeeded Philippe Mellier, who left the Volvo Group for an appointment as President of Alstom Transport. At the beginning of 2003, Tryggve Sthen left Volvo for a new appointment as President of SKF Automotive Division. Håkan Karlsson assumed the position of President of Volvo Bus Corporation on June 1 and also became a member of the Group Executive Committee from that date. He succeeded Jan Engström, who was appointed Senior Advisor of AB Volvo. Michel Gigou was appointed Senior Vice President of AB Volvo. As of January 1, 2004 Paul Vikner, who has served since July 2001 as President of Mack Trucks, Inc., was appointed member of the Group Executive Committee.

The senior executive officers of AB Volvo, together with the years in which they were appointed to their respective offices, are as follows:

Name Age Position

Leif Johansson 52 President of AB Volvo and Chief Executive Officer of the Volvo Group (since 1997). President and CEO of Electrolux Group (1994-1997), President of AB Electrolux (1991-1997), President of Facit AB (1982-1983), President of Husqvarna Motorcyklar AB (1979-1981). Member of Volvo Board (since 1997).

Lennart Jeansson 62 Executive Vice President of AB Volvo (since 1990) and Deputy CEO (since 1995). President of Volvo Car Corporation (1990-1993). Member of Group Executive Committee (since 1986). Chief Financial Officer of AB Volvo (1986-1990).

Jorma Halonen 55 President of Volvo Truck Corporation (since 2001). Various positions at Scania (1990-2001). Member of Group Executive Committee (since 2002).

Stefano Chmielewski 52 President of Renault Trucks (since May 1, 2003). Senior Vice President Sales, Renault Trucks 2001-2003. Various positions with Iveco and VW 1982-2001. Member of Volvo Group Executive Committee (since May 1, 2003).

Paul Vikner 55 President of Mack Trucks, Inc. since 2001. Executive Vice President of Sales and Marketing, Mack Trucks, Inc. 1996-2001. Previously at Iveco Trucks North America and Isuzu Trucks North America 1972-1994. Member of Group Executive Committee since January 1, 2004.

Michel Gigou 57 Senior Vice President of AB Volvo, President of Volvo Trucks North America and Chairman of the Board of Mack Trucks, Inc. (2000-2003). President of Mack Trucks, Inc. (1996-2000). Previously at Renault S.A, with various positions in Europe. Member of Group Executive Committee (since 2002).

Håkan Karlsson 42 President of Volvo Bus Corporation. President of Volvo Logistics 2000-2003. Member of Group Executive Committee since June 1, 2003.

Tony Helsham 50 President of Volvo Construction Equipment (since 2000).  President and CEO of Euclid Hitachi Heavy Equipment (1995-1998). President of Volvo Construction Equipment Korea, (1998-2000). Member of Group Executive Committee (since 2000).

Staffan Jufors 52 President of AB Volvo Penta (since 1998). Vice President of Volvo Car Corporation, Olofström (1992-1998). Member of the Group Executive Committee (since 1998).

Fred Bodin 57 President of AB Volvo Aero Corporation (since 1997). Senior Vice President of AB Volvo (1993-1997). General Counsel (1988-1997). Member of the Group Executive Committee (since 1993).

Salvatore L Mauro 43 President of Volvo Financial Services (since 2001). President of Volvo Car Finance Europe (1999-2001). Vice President and CFO Volvo Car Finance Inc. (1993-1996). Member of the Group Executive Committee (since 2001).

Lars-Göran Moberg 60 President of Volvo Powertrain (since 2000). Member of the Group Executive Committee (since 2001).

Stefan Johnsson 44 Senior Vice President of AB Volvo and CFO of the Volvo Group (since 1998). President of Volvo Group Finance Sweden (1994–1998). Member of Group Executive Committee (since 1998), responsible for economy, finance, strategic matters and business development.

Eva Persson 51 Senior Vice President of AB Volvo and General Counsel of the Volvo Group (since 1997). Member of Group Executive Committee (since 1997), responsible for legal, tax and security matters.

Per Löjdquist 55 Senior Vice President of AB Volvo (since 1997), responsible for corporate communications and investor relations. Member of the Group Executive Committee (since 1997).

Karl-Erling Trogen 58 Senior Vice President of AB Volvo. President of Volvo Truck Corporation (1994-2000). President of Volvo Trucks North America (1991–1994). Member of the Group Executive Committee (since 1994).

6.B. Compensation

See note 32 to Volvo’s consolidated financial statements for additional information concerning the compensation of the company’s directors and executive officers.

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

For details regarding the time of appointments for the members of the board and the members of the Group Executive Committee, please refer to "– 6.A. – Directors and Senior Management" above. The members of the board are appointed annually by the ordinary general meeting of the shareholders and their respective term of office is until the next ordinary general meeting of the shareholders has been held. This does not apply to employee representatives who are appointed by their respective trade unions for a period decided by the trade unions.

6.D. Employees

The number of employees in Volvo as of December 31, 2003, was 75,740.

The following table sets forth the approximate number of employees, by business area, at December 31, 2001, 2002 and 2003:

	2001	2002	2003
Trucks………………………………….	44,180	43,470	46,900
Buses………………………………………………	6,230	6,660	6,680
Construction Equipment…………………………..	7,780	8,410	9,280
Volvo Penta………………………………………	1,370	1,410	1,440
Volvo Aero …………………………….	4,040	3,660	3,440
Financial Services…………………………………	1,080	1,060	1,060
Other operations………………………………..	6,240	6,490	6,940
Total, as reported …………………………………	70,920	71,160	75,740

The following table sets forth the approximate number of employees, by geographic area, at December 31, 2001, 2002 and 2003:

	2001	2002	2003
Europe…………………………………………….	52,150	52,550	55,500
North America…………………………………….	12,670	12,440	12,270
South America…………………………………….	2,090	2,020	2,640
Asia……………………………………………….	2,550	2,590	3,710
Other markets…………………………………….	1,460	1,560	1,620
Total, as reported…………………………………	70,920	71,160	75,740

In accordance with customary Swedish practices, factory workers in Sweden belong to unions within the Swedish Trade Union Confederation and office workers belong to unions within the Federation of Salaried Employees in Industry and Services. Wages and general working conditions are negotiated in collective bargaining at the national level between the employers’ association and the labor union association within each branch of industry. Within the limits established by these agreements, the Company also negotiates directly with the union representing its employees. In accordance with the Swedish Co-Determination Act regarding employee participation in decision-making, Volvo is required to negotiate with trade unions regarding important changes in operations and in working and employment conditions. Within the Group, special negotiating committees and other participatory arrangements have been established in each of the business areas.

Since 1988, three employee representatives have been appointed to the Board of Directors and two others as Deputy Members. See "6.A. – Directors and Senior Management."

6.E. Share Ownership

Board Members Holdings, June 4, 2004*

Finn Johnsson 2,000 Volvo Series B shares
Lars Ramqvist None
Per-Olof Eriksson 6,200 Volvo Series A shares
Patrick Faure 2,000 Volvo Series B shares
Haruko Fukuda None
Tom Hedelius 2,000 Volvo Series A shares
Leif Johansson 42,262 Volvo shares, including 35,538 Series B shares; 13,866 call options and 50,000 employee stock options.
Neelie Kroes None
Louis Schweitzer 2,000 Volvo Series B shares
Ken Whipple None
Lars-Göran Larsson 94 Volvo shares, including 50 Series B shares
Olle Ludvigsson 155 Volvo Shares, including 105 Volvo Series B shares
Johnny Rönnkvist 285 Volvo shares, including 50 Series B shares

Deputy Board Members
Stellan Rosengren 250 Volvo Series B shares
Berth Thulin 100 Volvo Series B shares

Executive officers Holdings, June 4, 2004*

Leif Johansson 42,262 Volvo shares, including 35,538 Series B shares; 13,866 call options and 50,000 employee stock options.
Lennart Jeansson 31,368 Volvo shares, including 30,431 Series B shares; 5,952 call options and 25,000 employee stock options.
Jorma Halonen None; 25,000 employee stock options.
Stefano Chmielewski None; 5,000 employee stock options
Michel Gigou None; 25,000 employee stock options.
Paul Vikner None; 25,000 employee stock options
Håkan Karlsson 267 Volvo A shares; 5,000 employee stock options
Tony Helsham 25,000 employee stock options.
Staffan Jufors 1,348 Volvo shares, including 194 Series B shares; 2,661 call options and 25,000 employee stock options.
Fred Bodin 3,004 Volvo shares including 2,227 Series B shares; 2,683 call options and 25,000 employee stock options.
Salvatore L. Mauro 1,003 American Depositary Receipts (ADRs) of AB Volvo; 25,000 employee stock options.
Lars-Göran Moberg 5,858 Volvo shares, including 5,652 Series B shares; 1,381 call options and 25,000 employee stock options.
Stefan Johnsson 75 Series A shares; 3,706 call options and 25,000 employee stock options
Per Löjdquist 5,398 Volvo shares, including 2,224 Series B shares; 2,484 call options and 25,000 employee stock options.
Eva Persson 500 Volvo shares, including 248 Series B shares; 2,323 call options and 25,000 employee stock options.
Karl-Erling Trogen 14,251 Volvo Series B shares; 7,316 call options and 25,000 employee stock options.

* The cumulative shareholdings of the Board members and executive officers corresponds to less than 1% of the votes and shares in the Company.

Option Programs. Volvo currently has two different types of option programs for senior executives, one call option program and one program for employee stock options. In April 2004, the Annual General Meeting resolved on a new share-based incentive program for senior executives within the Volvo Group that will replace the present stock option program. Detailed information on the Option Programs and share-based incentive programs are reported in Note 32 to the consolidated financial statements included in Item 18 of this annual report.

Profit sharing and Volvo Company Pension. Volvo is a worldwide organization with a global profit sharing scheme. The system, Volvo Profit Sharing, comprises approximately 53,000 employees throughout the world. Implementation of the profit sharing system requires that the return on the Company's shareholders' equity exceed 10%.

Profit sharing involves a focus on Volvo's success factors: growth, product cycle management and operational excellence. Because employees will become shareholders, their understanding of the role of shareholders within the company will increase. Profit sharing also helps to make Volvo more attractive as an employer to both present and future employees. Profit sharing gives employees an additional incentive to have a favorable impact on earnings and to feel a greater sense of solidarity with Volvo. There were no payments for profit sharing to employees for 2003, 2002 and 2001.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

7.A. Major Shareholders

The shares of AB Volvo are divided into two classes, A Shares and B Shares. Each A Share confers one vote per share and each B Share confers one tenth of one vote per share.

On May 28, 2004, Renault SA was known to AB Volvo to be the holder of shares representing 21.0% of the votes and 21.0% of the share capital of AB Volvo, based on the number of outstanding shares. The holding of Renault SA consists of 27,720,989 A Shares and 60,583,188 B Shares. It equals 21.0% of the number of outstanding A Shares and 21.0% of the B Shares. The holding of A Shares equals 6.6% of the total number of outstanding shares. The holding of B Shares equals 14.4% of the total number of outstanding shares.

On May 28, 2004, certain Franklin-Templeton funds held shares representing 1.6% of the votes and 6.2% of the share capital of AB Volvo. This holding consists of 26,049,296 B Shares equaling 9.1% of the number of outstanding B Shares. The holding of B Shares equals 6.2% of the total number of outstanding shares.

On May 28, 2004, SHB held shares representing 6.1% of the votes and 2.5% of the share capital of AB Volvo. This holding consists of 9,767,708 A shares and 593,887 B Shares equaling 7.4% of the number of outstanding A shares and 0.2% of the number of outstanding B Shares. The holding of A Shares equals 2.3% of the total number of outstanding shares. The holding of B Shares equals 0.1% of the total number of outstanding shares.

As far as known to AB Volvo, it was not directly owned or controlled by another corporation or by any foreign government as of May 28, 2004.

As of June 4, 2004, the directors and members of the executive committee of AB Volvo, as a group, held 120,418 shares of AB Volvo of which 22,095 were A Shares, representing less than one percent of the nominal share capital and voting rights in AB Volvo.

On May 28, 2004, there were approximately 210,900 shareholders of Volvo’s shares registered with the Swedish Securities Register Center, VPC AB ("VPC").

7.B. Related Party Transactions

The Company and Group Companies have entered into various transactions in the normal course of business with Renault S.A. and subsidiaries ("Renault"). Amounts due from and due to Renault amounted to SEK 501 million and SEK 537 million, respectively, at December 31, 2003. Sales to and purchases from Renault amounted to SEK 2,893 million and SEK 2,756 million, respectively, for 2003. The sales were mainly from Renault Trucks and consisted of bus components and spare parts. The purchases was mainly made by Renault VI and consisted of light trucks. The transactions also comprise a trademark license from Renault for the use of the trademark "Renault". For information regarding the acquisition of Renault V.I. and Mack trucks see "Item 4. Information on the Company – 4.A. History and Development of Company".

The Company and Group Companies have entered into various transactions in the normal course of business with Deutz AG ("Deutz"). The agreements cover the development and long-term supply by Deutz of certain small and medium size diesel engines. Volvo owns 11% of the capital and voting rights in Deutz.

The Company and Group Companies have entered into various transactions in the normal course of business with Shanghai Sunwin Bus Corporation ("Sunwin Bus"), Xian Silver Bus Corporation ("Silver Bus"), Jinan Hua Wo Truck Corporation ("Hua Wo Truck") and Prévost Holding BV ("Prévost"). All these entities are entities over which Volvo has joint control together with one or more external parties. Volvo currently owns 50% of the capital and voting rights of all these joint ventures. Transactions with these entities mainly comprise of sales of components for bus and truck manufacturing. Volvo also purchases manufactured trucks from Hua Wo Truck.

7.C Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
8.A.1 See Item 18.
8.A.2 See Item 18.
8.A.3 See Reports of Independent Auditors, pages F-2 through F-3.
8.A.4 We have complied with this requirement.
8.A.5 Not applicable.
8.A.6 See Note 35 to the Financial Statements.

8.A.7 Litigation. In March 1999, an FH 12 Volvo truck was involved in a fire in the Mont Blanc tunnel. The tunnel suffered considerable damage from the fire, which continued for 50 hours. 39 people lost their lives in the fire, and 34 vehicles were trapped in the tunnel. It is still unclear what caused the fire. The Mont Blanc tunnel was re-opened for traffic in 2002. An expert group was appointed by the Commercial Court in Nanterre, France, to investigate the cause of the fire and the losses it caused. At present, it is not possible to anticipate the result of this on-going investigation or the result of other French legal actions in progress regarding the fire. The investigating magistrate appointed to investigate potential criminal liability for the fire issued its final order and all parties previously placed under investigation, including Volvo Truck Corporation, have been sent to trial for unintentional manslaughter. It is expected that the trial will take place in 2005.

A claim was filed with the Commercial Court in Nanterre by the insurance company employed by the French tunnel operating company against certain Volvo Group companies and the trailor manufacturer in which compensation for the losses claimed to have been incurred by the tunnel operating company was demanded. The claimant requested that the Court postpone its decision until the expert group has submitted its report. The Court of Nanterre has since then declined jurisdiction in favour of the civil Court of Bonneville before which several other claims had been filed in connection with this matter. As a result, the Court of Bonneville is likely ultimately to rule on all civil liability claims filed in France against Volvo Group companies in connection with the Mont-Blanc tunnel fire. Volvo Group companies are also involved in proceedings regarding this matter before courts in Aosta, Italy and Brussels, Belgium. Although the total sums claimed are substantial, Volvo is unable to determine the ultimate outcome of the litigation referred to above.

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

8.A.8 Dividend policy. For a description of the Company’s dividend policy, see "Item 3. Key Information – 3.A. Selected Financial Data."

8.B. Significant Changes

None

ITEM 9. THE OFFER AND LISTINGS.

9.A. Offer and Listing Details
9.A.1. Not applicable.
9.A.2. Not applicable.
9.A.3. Not applicable.

9.A.4

The table below sets forth, for the periods indicated, the high and low closing sales prices in SEK for A shares and B shares traded on the Stockholmsbörsen and in U.S. dollars for the ADSs traded on NASDAQ. Each ADS represents one B Share. The data below reflects price and volume information for trades completed by members of the Stockholmsbörsen during the day as well as for inter-dealer trades completed off the Stockholmsbörsen and certain inter-dealer trades completed during trading on the previous business day.

A shares		B shares		ADSs
	High	Low	High	Low	High	Low
(SEK per Share)		(SEK per Share)		($ per ADS)
Annual information for the past five years
2003	216	130.5	225	136	30.62	16.03
2002	201	117	209.5	124	20.90	13.40
2001	191.5	114.5	198	121	20.13	11.42
2000	234	137	241	138	27.81	13.69
1999	266	184	268.5	190	32.25	24.00

Quarterly information for the past two years
2004
First Quarter	248.5	210	258.5	220.5	34.43	30.36
2003
First Quarter	160.5	130.5	167.5	136	19.40	16.03
Second Quarter	169	138	177.5	145	22.88	17.39
Third Quarter	205	164.5	213.5	172	25.83	21.80
Fourth Quarter	216	169.5	225	179.5	30.62	24.03
2002
First Quarter	207.5	152	216	159.5	20.60	14.65
Second Quarter	201	164.5	209.5	171	20.75	17.72
Third Quarter	187	118.5	194	124	20.90	13.65
Fourth Quarter	166	117	173.5	124	19.18	13.40

Monthly information for most recent six months
May 2004	254.5	232	265	233	34.69	32.00
April 2004	265	241.5	270.5	250	34.89	33.00
March 2004	248.5	216.5	258.5	225	33.69	30.36
February 2004	238	214	248.5	222	34.21	31.17
January 2004	239	210	252	220.5	34.43	30.81
December 2003	215	204	225	214.5	30.62	28.98

Fluctuations in the exchange rate between the Swedish Kronor and the U.S. dollar will affect the U.S. dollar equivalent of the Swedish Kronor price of the shares on the Stockholmsbörsen.

Price Information on the London Stock Exchange. The table below sets forth for the periods indicated the high and low sale prices for the B shares, on the London Stock Exchange:

	High	Low
	(In pounds sterling per share)
Annual information for the past five years
2003	£15.50	£9.93
2002	£14.61	£8.61
2001	210.39	124.04
2000	238	138.5
1999	265.5	186

2004
First quarter	£18.13	£18.13

2003
First quarter	£13.30	£9.93
Second quarter	£13.80	£13.80
Third quarter	£15.50	£15.16
Fourth quarter	£15.17	£15.17

2002
First quarter	199.5	182.5
Second quarter	£14.12	£10.65
Third quarter	£13.67	£8.71
Fourth quarter	£12.67	£8.61

Monthly information for most recent six months
May 2004	-	-
April 2004	£19.20	£19.20
March 2004	£18.13	£18.13
February 2004	£17.65	£17.57
January 2004	-	-
December 2003	-	-

9.A.5. Not applicable.

9.A.6. Not applicable.

9.A.7. Not applicable.

9.B. Plan of Distribution

Not applicable.

9.C Markets

The principal market for both Volvo’s A and B Shares is the Stockholmsbörsen. Volvo’s A and B Shares are also traded on the London, Frankfurt, Düsseldorf and Hamburg Stock Exchanges. Since December 1984, ADS’s representing AB Volvo’s B Shares (prior to January 1, 1993, Non-Restricted B Shares) have been traded in the United States through Nasdaq. These American Depositary Shares are evidenced by American Depositary Receipts ("ADRs") issued by Citibank, N.A., as depositary, and are traded under the symbol "VOLVY". Each ADS outstanding represents one B Share deposited with Citibank. Citibank has advised Volvo that, as of December 31, 2003, there were 8.0 million ADS’s outstanding and 4,008 record holders. On the basis of this information, the ADS’s held on such date in the United States represented approximately 2% of AB Volvo’s outstanding B Shares. In October 2003, the Board of Directors of AB Volvo decided to apply for a delisting of the Volvo share from the stock exchanges in Frankfurt, Düsseldorf and Hamburg.

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

The Annual General Meeting of shareholders authorized the Board of Directors to repurchase and transfer Company shares as follows. The decision concerns an authorization of the Board to decide on the acquisition and/or transfer of Company shares and means that both Series A and Series B shares may be acquired and/or transferred. The Company may acquire shares through trading on a stock exchange or another regulated market in which the Company’s shares are listed. However, the Company is not allowed to own more than 10% of the total number of shares. For the purpose of financing company acquisitions, transfer of shares held by the Company may occur through an offering directed to all shareholders.

The purpose of allowing the Board to repurchase the Company’s shares is to be able to continuously adapt the capital structure to the Company’s need for capital and thereby contribute to increased shareholder value and to enable the Company to transfer shares in conjunction with the fulfillment of its obligations in accordance with already decided incentive programs or in conjunction with financing any company acquisition.

In November 2003, Volvo obtained an exemption from Nasdaq from the shareholder approval requirements pursuant to Nasdaq Marketplace Rule 4350(i)(1)(A) with respect to certain equity compensation plans.

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

It is prevailing market practice on the Swedish securities market pursuant to self-regulation that any person, who holds 5% or more of the capital and/or voting rights in a company, that acquires or transfers shares and/or forms of securities that can be converted into or exchanged into shares in a listed or quoted Swedish limited liability company shall make an announcement when his holding increases or decreases above or below 5% of the share capital or the total number of voting rights in the company, as well as above or below each subsequent 5% threshold. In addition, any person who holds less than 30% of the total voting rights in such company and who acquires shares so that after the acquisition he possesses 30% or more of the votes in the company, shall make a public offer to acquire all of the outstanding shares in the company.

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

10.E Taxation

General. The taxation discussion set forth below is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to ownership and disposition of B Shares or ADSs represented by ADRs. The statements of United States and Swedish tax laws set out below are based on the laws in force as of the date of this Annual Report and may be subject to changes in United States or Swedish tax law and in the double taxation convention or treaty between the United States and Sweden, occurring after that date, possibly with retroactive effect.

The following summary outlines certain United States federal income tax consequences and certain Swedish tax consequences to "U.S. Holders". A U.S. Holder is a beneficial owner of ADSs or B Shares who (i) is a citizen or resident of the United States for United States federal income tax purposes, a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia), an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust; and (ii) holds the ADSs or B Shares as capital assets. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds ADSs or B Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ADSs or B Shares is urged to consult its tax advisor regarding the specific tax consequences of the ownership of the ADSs or B Shares.

Because this summary is not exhaustive of all possible tax considerations (such as situations involving taxpayers who own (directly, indirectly or by attribution) 10% or more of the voting stock or outstanding share capital of Volvo, who are securities broker-dealers, financial institutions, banks, insurance companies, U.S. expatriates, tax-exempt entities, or whose functional currency is not the U.S. dollar), U.S. Holders are urged to consult their tax advisors as to the overall United States federal, state and local tax consequences, as well as the overall Swedish tax consequences, of their ownership of ADSs or B Shares. In particular, U.S. Holders are urged to consult their tax advisors concerning whether they are eligible for benefits under the Treaty (as defined below). Other holders of ADSs or B Shares are also urged to consult their own tax advisors as to the overall tax consequences of their ownership of such ADSs or B Shares.

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

Taxation of Dividends. For United States federal income tax purposes, the gross amount of dividends paid (including any Swedish withholding tax thereon) to U.S. Holders of ADSs or B Shares will be taxed as ordinary dividend income to such Holders to the extent paid out of the current or accumulated earnings and profits of Volvo. Distributions in excess of Volvo’s current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the ADSs or B Shares, and to the extent in excess of adjusted tax basis, will be taxable as capital gain from a sale or exchange of such ADSs or B Shares. Dividends paid by Volvo will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders with respect to dividends received from other U.S. corporations. The amount of any dividend that will be included in gross income will be the U.S. dollar value of the payment calculated by reference to the spot rate in effect of the date of receipt by the U.S. Holder in the case of B Shares (or the date of receipt by the Depositary in the case of ADSs) regardless of whether the payment is in fact converted into U.S. dollars. A US Holder of B Shares who converts kronor into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder who does not convert kronor into U.S. dollars on the date of receipt generally will have a tax basis equal to its U.S. dollar value at the time of receipt. Exchange gain or loss, if any, recognized by a U.S. Holder on a subsequent conversion or disposition of kronor generally will be treated as U.S. source ordinary income or loss.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as Volvo to non-residents of Sweden are subject to Swedish withholding tax at a rate of 30%. However, pursuant to the Treaty, dividends paid by Volvo to a shareholder who is (i) treated as a resident of the United States for the purpose of application of the Treaty, (ii) who qualifies for treaty benefits under the "Limitation on Benefits" article of the Treaty, and (iii) who does not have a "permanent establishment" or "fixed place of business" in Sweden (or in the case of an individual U.S. Holder who does not perform or has not performed independent personal services in Sweden) to which the receipt of the dividend is attributable will generally be subject to Swedish withholding tax at a reduced rate of 15%. A U.S. Holder of ADSs or B Shares may be required to provide documentary evidence that such Holder is entitled to the reduced 15% withholding tax rate under the Treaty. The gross amount of such dividends will be treated as foreign source income for United States federal income tax purposes. This may be relevant in determining the Holder’s foreign tax credit limitation.

Subject to certain conditions and limitations, the Swedish withholding taxes described above will be treated as foreign taxes eligible for credit against such Holder’s United States federal income tax liability. The rules governing the foreign tax credit are complex. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to "passive income", or in the case of certain Holders "financial services income". The consequences of the separate limitation calculation will depend on the nature and sources of each Holder’s income. In lieu of claiming a credit, a U.S. Holder who itemizes deductions may elect to deduct against income all of such Holder’s foreign income taxes in the taxable year. A deduction, however, does not reduce taxes on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes paid is not subject to the same limitations as those applicable to the foreign tax credit. The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Swedish withholding taxes could be affected by future actions that may be taken by the United States Treasury. Each U.S. Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Treaty, and whether, and to what extent, a foreign tax credit will be available.

Recent U.S. Tax Law Changes Applicable to Individuals. Under 2003 U.S. tax legislation, certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, certain minimum holding periods are met and either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities markets in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. Volvo currently believes that dividends paid with respect to its ADSs and B Shares will constitute qualified dividend income for U.S. federal income tax purposes, provided the individual U.S. Holders of its ADSs or B Shares meet certain requirements. Some of the eligibility requirements for non-U.S. corporations are not entirely certain, however, and further guidance from the United States Internal Revenue Service (the "IRS") is anticipated. In addition, the IRS is expected to issue certification procedures in 2004 whereby a non-U.S. corporation will be required to certify as to the eligibility of its dividends for the reduced United States federal income tax rates.

Tax on Sale or Exchange. For United States federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss on any sale or exchange of ADSs or B Shares in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the ADSs or B Shares. This capital gain or loss will be U.S. source income or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or B Shares exceeds one year. The deductibility of capital losses is subject to significant limitations. In the case of a U.S. Holder who is an individual, capital gains generally will be subject to United States federal income tax at preferential rates if specified minimum holding periods are met.

The deposit and withdrawal of B Shares in exchange for ADSs by a U.S. Holder under the deposit agreement will not be subject to United States federal income tax.

In general, under the Treaty, a shareholder who is (i) treated as a resident of the United States for the purpose of application of the Treaty, (ii) who qualifies for treaty benefits under the "Limitation on Benefits" article of the Treaty, and (iii) who does not have a "permanent establishment" or "fixed place of business" in Sweden (or in the case of an individual U.S. Holder who does not perform or has not performed independent personal services in Sweden) to which the holding of the ADSs or B Shares is attributable and (iv) who was not an individual resident of Sweden within ten years preceding the disposition of the ADSs or B Shares will not be subject to Swedish tax on any capital gain derived from the sale or exchange of ADSs or B Shares. Different rules may apply to a shareholder who is resident in more than one country.

Passive Foreign Investment Company Status. A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Volvo currently believes that it did not qualify as a PFIC for the taxable year ending December 31, 2003 for United States federal income tax purposes. If Volvo were to become a PFIC in any taxable year, the tax on distributions on its ADSs or B Shares and on any gains realized upon the disposition of ADSs or B Shares may be less favorable than as described herein. Furthermore, dividends paid by Volvo would not be "qualified dividend income" and would be subject to tax at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to Volvo.

Swedish Estate and Gift Taxes. Under Swedish legislation with regard to estate and gift taxes, the transfer of an ADS or B Share by gift or by reason of the death of the owner is subject to Swedish gift or inheritance tax if the donor or decedent is domiciled or resident in Sweden or is a Swedish citizen or is married to a Swedish citizen and has left Sweden less than ten years before the gift transaction or death. If the ADS or B Share was classified among fixed or current assets of a business activity run in Sweden by the donor or decedent, the transfer would also be subject to Swedish gift or estate tax as a general rule. Further, transfers by gift would be subject to Swedish gift tax if either the donor or donee is a Swedish legal entity or if the donee is a Swedish citizen. Under the current convention between Sweden and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on estates, inheritances and gifts (the "Estate Tax Treaty"), the transfer of an ADS or B Share by a citizen or domiciliary of the United States who is not a Swedish citizen or domiciliary, as defined in the Estate Tax Treaty, by gift or by reason of the death of the owner is generally not subject to Swedish gift or inheritance tax, unless such ADS or B Share (1) forms part of the business property of a permanent establishment situated in Sweden or (2) pertains to a fixed base situated in Sweden and is used for the performance of independent personal services. In cases where the transfer of an ADS or B Share by a citizen or domiciliary of the United States who is not a Swedish citizen by gift or by reason of the death of the owner is subject to both Swedish and United States estate or gift tax, the Estate Tax Treaty generally provides that the United States will allow as a credit (subject to limitations) against United States tax imposed with respect to the transfer an amount equal to the tax paid to Sweden with respect to such transfer. In the case where a transfer is subject to estate or gift tax in the United States by reason of the transferor’s domicile, and subject to Swedish gift or inheritance tax by reason of the transferor’s citizenship, the Estate Tax Treaty requires Sweden to allow a credit for United States tax paid in respect of such transfer.

Swedish Taxes on Property. In general, under the Treaty, a U.S. Holder of ADSs or B Shares who is a resident, corporation or other entity of the United States will not be subject to taxes on property (in Sweden, "förmögenhetsskatt") unless such ADSs or B Shares are included in a business carried on in Sweden.

United States Information Reporting Backup Withholding. Holders of ADSs or B Shares may, under certain circumstances, be subject to United States information reporting requirements and backup withholding at a current rate of 28% with respect to dividends paid on or the proceeds from a sale, exchange or redemption of ADSs or B Shares, unless such Holder provides an accurate taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Certain exempt recipients (such as corporations) are not subject to the information reporting requirements. Any U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to United States information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s United States federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the approximate claim for refund with the IRS and furnishing any required information.

United States State and Local Taxes. In addition to United States federal income tax, U.S. Holders may be subject to United States state and local taxes with respect to their ADSs or B Shares.

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

The documents referred to in this report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the website www.sec.gov.

10.I Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk are reported in Note 34 to the consolidated financial statements included in Item 18 of the document.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. The President and Chief Executive Officer and Senior Vice President and Chief Financial Officer of the Volvo Group, after evaluating the effectiveness of the Group's disclosure controls and procedures (as defined in US Exchange Act Rules 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Group's disclosure controls and procedures were effective.

(b) Internal Control Over Financial Reporting. There were no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that each of Haruko Fukuda, Per-Olof Eriksson and Ken Whipple are "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B CODE OF ETHICS

The Company has adopted a code of ethics that applies to, inter alia, its Chief Executive and Chief Financial Officer. This code of ethics is posted on the Company’s website, www.volvo.com, and may be found as follows: From our main web page, first click on "our values" and then on "Volvo Code of Conduct".

ITEM 16C ACCOUNTANTS’ FEES AND SERVICES

PricewaterhouseCoopers AB has served as the Company’s independent public auditors for the financial years in the two-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. KPMG served as the Company’s independent public accountants for the financial year ended December 31, 2001, for which audited financial statements appear in this annual report on Form 20-F. The Annual General Meeting elects the auditors for a period of four years. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers AB to the Company in 2002 and 2003.

	2002	2003
	(In millions of SEK)
Audit Fees (1)	63	66
Audit-related Fees (2)	22	23
Tax Fees (3)	43	30
All Other Fees (4)	25	11
Total Fees	153	130

(1) Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company’s audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems; review of security controls; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3) Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions and transfer pricing.

(4) All Other Fees include fees billed for training; forensic accounting and data system reviews.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

INDEX TO FINANCIAL STATEMENTS

Page

AB VOLVO AND SUBSIDIARIES:
Index to Financial Statements F-1
Reports of independent auditors: F-2
Consolidated Financial Statements:
Consolidated Income Statements for the Years Ended
December 31, 2001, 2002 and 2003 F-4
Consolidated Balance Sheets at December 31, 2001, 2002 and 2003 F-5
Consolidated Cash Flow Statements for the Years Ended
December 31, 2001, 2002 and 2003 F-6
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

12.1 Certification of Leif Johansson, President and Chief Executive Officer of AB Volvo (publ), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Stefan Johnsson, Senior Vice President and Chief Financial Officer of AB Volvo (publ), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

INDEX TO FINANCIAL STATEMENTS

Page

AB VOLVO AND SUBSIDIARIES:
Reports of independent accountants: F-2
Consolidated Financial Statements:
Consolidated Income Statements for the Years Ended
December 31, 2001, 2002 and 2003 F-4
Consolidated Balance Sheets at December 31, 2001, 2002 and 2003 F-5
Changes in Consolidated Shareholders’ equity for the Years Ended
December 31, 2001, 2002 and 2003 F-6
Consolidated Cash Flow Statements for the Years Ended
December 31, 2001, 2002 and 2003 F-7
Notes to the Consolidated Financial Statements F-8

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Shareholders of AB Volvo

We have audited the accompanying consolidated balance sheets of AB Volvo and subsidiaries as of December 31, 2003 and 2002, and the related consolidated income statements, statements of cash flows and statements of changes in stockholders’ equity for each of the two years in the period ended December 31, 2003. These financial statements have been prepared on the basis of accounting principles generally accepted in Sweden. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AB Volvo December 31, 2003 and 2002, and the consolidated results of its operations for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Sweden.

As discussed in the Accounting Policy note to the financial statements, with effect from January 1, 2003, the Company adopted RR 22 "Presentation of Financial Statements", RR 25 "Segment reporting", RR 27 "Financial instruments: disclosure and presentation" and RR 29 "Employee benefits". The Company retroactively adopted these standards with the exception of RR 29 that was adopted prospectively.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the financial statements.

PricewaterhouseCoopers AB

Göteborg, Sweden

March 14, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of AB Volvo

We have audited the accompanying consolidated balance sheet of AB Volvo and subsidiaries (the Company) as of December 31, 2001, and the related consolidated statement of income and cash flow for each of the year ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is summarized in Note 35 to the consolidated financial statements.

Göteborg, Sweden
February 7, 2002 (except as to Note 35 A, which is as of February 6, 2003)
KPMG

Carl Lindgren
Authorized Public Accountant

Consolidated income statements

SEK M		2001	2002	2003
Net sales	Note 4	189,280	186,198	183,291
Cost of sales		(155,592)	(151,569)	(146,879)
Gross income		33,688	34,629	36,412
Research and development expenses	(5,391)	(5,869)	(6,829)
Selling expenses		(15,766)	(16,604)	(16,866)
Administrative expenses		(6,709)	(5,658)	(5,467)
Other operating income and expenses	Note 5	(4,096)	(4,152)	(1,367)
Income from investments
in associated companies	Note 6	50	182	200
Income from other investments	Note 7	1,410	309	(3,579)
Restructuring costs	Note 8	(3,862)	–	–
Operating income (loss)	Note 4	(676)	2,837	2,504
Interest income and similar credits		1,275	1,217	1,096
Interest expenses and similar charges		(2,274)	(1,840)	(1,888)
Other financial income and expenses	Note 9	(191)	(201)	(55)
Income (loss) after financial items		(1,866)	2,013	1,657
Income taxes	Note 10	326	(590)	(1,334)
Minority interests in net income (loss)	Note 11	73	(30)	(25)
Net income (loss)		(1,467)	1,393	298
Net income (loss) per share, SEK		(3.50)	3.30	0.70

Consolidated balance sheets

SEK M		December 31, 2001		December 31, 2002		December 31, 2003
Assets
Non-current assets
Intangible assets	Note 12		17,525		17,045		16,756
Tangible assets	Note 12
Property, plant and equipment		33,234		30,799		30,640
Assets under operating leases		27,101	60,335	23,525	54,324	21,201	51,841

Financial assets
Shares and participations	Note 13	27,798		27,492		1,782
Long-term customer-financing receivables	Note 14	26,075		25,207		23,448
Other long-term receivables	Note 15	14,456	68,329	12,485	65,184	10,487	35,717
Total non-current assets			146,189		136,553		104,314
Current assets
Inventories	Note 16		31,075		28,305		26,459
Short-term receivables
Customer-financing receivables	Note 17	22,709		21,791		22,554
Other receivables	Note 18	33,569	56,278	26,995	48,786	28,766	51,320

Shares in Scania	Note 13		–		–		20,424
Marketable securities	Note 19		13,514		16,707		19,529
Cash and bank accounts	Note 20		13,869		8,871		9,206
Total current assets			114,736		102,669		126,938
Total assets			260,925		239,222		231,252
Shareholders’ equity and liabilities
Shareholders’ equity	Note 21
Restricted equity
Share capital		2,649		2,649		2,649
Restricted reserves		12,297	14,946	14,093	16,742	12,769	15,418

Unrestricted equity
Unrestricted reserves		71,706		60,143			56,704
Net income (loss)		(1,467)	70,239	1,393	61,536	298	57,002
Total shareholders’ equity			85,185		78,278		72,420
Minority interests	Note 11		391		247		216
Provisions
Provisions for post-employment benefits	Note 22		14,647		16,236		15,288
Provisions for deferred taxes			1,044		912		569
Other provisions	Note 23	17,383	33,074	15,809	32,957	14,479	30,336

Non-current liabilities	Note 24
Bond loans		30,715		33,870		33,090
Other loans		14,036		12,549		13,584
Other long-term liabilities		9,379	54,130	6,704	53,123	4,627	51,301

Current liabilities	Note 25
Loans		36,817		26,018		27,418
Trade payables		23,115		22,214		24,528
Other current liabilities		28,213	88,145	26,385	74,617	25,033	76,979
Total shareholders’ equity and liabilities			260,925		239,222		231,252

Assets pledged	Note 26		3,737		3,610		3,809
Contingent liabilities	Note 27		10,441		9,334		9,611

Changes in consolidated Shareholders’ equity

	Share capital	Restricted reserves	Unrestricted reserves	Total share-holders’ equity
Balance at December 31, 2000	2,649	13,804	71,885	88,338
Cash dividend	—	—	(3,356)	(3,356)
Net income	—	—	(1,467)	(1,467)
Effect of equity method of accounting (1)	—	21	(21)	–
Transfer between unrestricted and
restricted equity	—	(3,410)	3,410	–
Translation difference	—	1,850	(828)	1,022
Repurchase of own shares	–	–	(8,336)	(8,336)
New issue of shares	–	–	10,356	10,356
Minimum liability adjustment for
post-employment benefits (2)	–	–	(1,417)	(1,417)
Other changes	—	32	13	45
Balance at December 31, 2001	2,649	12,297	70,239	85,185
Cash dividend	—	—	(3,356)	(3,356)
Net income	—	—	1,393	1,393
Effect of equity method of accounting (1)	—	45	(45)	—
Transfer between unrestricted and
restricted equity	—	4,219	(4,219)	—
Translation difference	—	(2,468)	238	(2,230)
Minimum liability adjustment for
post-employment benefits (2)	—	—	(2,542)	(2,542)
Other changes	—	—	(172)	(172)
Balance at December 31, 2002	2,649	14,093	61,536	78,278
Cash dividend	—	—	(3,356)	(3,356)
Net income	—	—	298	298
Effect of equity method of accounting (1)	—	17	(17)	—
Transfer between unrestricted and
restricted equity	—	1,246	(1,246)	—
Translation difference	—	(2,587)	2,061	(526)
Transition impact of new accounting
standards for
post-employment benefits (3)	—	—	(2,278)	(2,278)
Other changes	—	—	4	4
Balance at December 31, 2003	2,649	12,769	57,002	72,420

1 Mainly associated companies’ effect on Group net income, reduced by dividends received.

2 Up to 2002, defined benefit plans for pensions in Volvo’s subsidiaries in the United States were accounted for in accordance with US GAAP (SFAS 87). In accordance with these rules, a minimum liability adjustment should be charged to shareholders‘ equity with an amount that corresponds to the unfunded part of accrued benefit obligations less unrecognized prior service costs. See further in Note 22.

3 Effective in 2003, Volvo adopted RR 29 Employee Benefits. See further in Note 1.

Consolidated cash-flow statements

SEK M			2001		2002		2003
Operating activities
Operating income			(676)		2,837		2,504
Depreciation and amortization	Note 12		9,961		10,844		10,169
Other items not affecting cash	Note 28		539		1,955		4,929
Changes in working capital:
(Increase)/decrease in receivables			2,645		3,649		517
(Increase)/decrease in inventories			2,813		53		1,433
Increase/(decrease) in liabilities and provisions			992		(2,692)		(1,507)
Interest and similar items received			1,494		942		1,437
Interest and similar items paid			(1,862)		(1,047)		(1,160)
Other financial items			(191)		(170)		(62)
Income taxes paid			(1,572)		(1,069)		(1,165)
Cash flow from operating activities			14,143		15,302		17,095

Investing activities
Investments in fixed assets		(8,090)		(6,665)		(6,005)
Investments in leasing assets		(5,852)		(5,179)		(5,333)
Disposals of fixed assets and leasing assets		2,578		3,162		2,935
Customer-financing receivables, net	Note 28	(3,719)		(5,739)		(4,316)
Shares and participations, net	Note 28	3,936	(88)	(61)

Acquired and divested subsidiaries and other business units, net	Note 2, 28	13,002	1,855	(159)	(14,668)	(39)	(12,819)
Cash flow after net investments			15,998		634		4,276

Financing activities
Increase (decrease) in bond loans and other loans	Note 28	6,164		(111)		1,868
Loans to external parties, net	Note 28	213		1,692		933
Dividend to AB Volvo shareholders		(3,356)		(3,356)		(3,356)
Repurchase of own shares		(8,336)	–	–
Dividends to minority shareholders		–		(13)		(9)
Other		132	(5,183)	12	(1,776)	63	(501)
Change in liquid funds, excluding translation differences			10,815		(1,142)		3,775
Translation difference on liquid funds			600		(663)		(618)
Change in liquid funds			11,415		(1,805)		3,157

Liquid funds, January 1			15,968		27,383		25,578
Liquid funds, December 31			27,383		25,578		28,735

The effects of major acquisitions and divestments of subsidiaries in each year have been excluded from other changes in the balance sheet in the cash-flow statement. The effects of currency movements in translation of foreign Group companies have also been excluded since these effects do not affect cash flow. Liquid funds include cash and bank balances and marketable securities.

General information

Amounts in SEK M unless otherwise specified. The amounts within parentheses refer to the two preceding years; the first figure is for 2002 and the second for 2001.

Note 1 Accounting principles

The consolidated financial statements for AB Volvo (the Parent Company) and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Accounting standards and interpretations issued by the Swedish Financial Accounting Standards Council have thereby been applied. Swedish GAAP differs in significant respects from US GAAP, see further in Note 35.

  In the preparation of these financial statements, the company management has made certain estimates and assumptions that affect the value of assets and liabilities as well as contingent liabilities at the balance sheet date. Reported amounts for income and expenses in the reporting period are also affected. The actual future outcome of certain transactions may differ from the estimated outcome when these financial statements were issued. Any such differences will affect the financial statements for future fiscal periods.

Changes of accounting principles in 2003

RR 29 Employee benefits

As of 2003, Volvo has adopted RR 29 Employee Benefits in its financial reporting. RR 29 Employee Benefits, which was issued by the Swedish Financial Accounting Standards Council in December 2002, conforms in all significant respects with IAS 19 Employee Benefits issued earlier by the International Accounting Standards Committee (IASC). By applying RR 29, defined-benefit pension plans and health-care benefit plans in all the Group’s subsidiaries are accounted for by use of consistent principles. In Volvo’s financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules of the new standard, a transitional liability was established as at January 1, 2003, determined in accordance with RR 29. This transitional liability exceeded the liability recognized as per December 31, 2002, in accordance with earlier principles by approximately SEK 2.3 billion. The excess liability consequently was recognized as at January 1, 2003, as an increase in provisions for pensions and other post-employment benefits and a corresponding decrease in shareholders’ equity. No additional deferred tax asset was recognized in the Group’s balance sheet as at January 1, 2003, attributable to the transition liability. In accordance with the transition rules of the new standard, Volvo has not restated figures for earlier years in accordance with the new accounting standard. Because the Group’s subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR 29 as of 2003 differs for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR 29 has mainly had the effect that plan assets invested in Volvo’s Swedish pension foundation as from 2003 are accounted for at a long-term expected return instead of being revalued each closing date to fair value. For Volvo’s subsidiaries in the US, differences relate to accounting for past service costs and the fact that RR 29 does not include rules about minimum liability adjustments.

RR 27 Financial instruments: Disclosure and presentation

Effective in 2003, Volvo has adopted RR 27 Financial Instruments: Disclosure and Presentation, which conforms to a large extent with IAS 32 issued by the IASC. The adoption of RR 27 has affected the balance sheet presentation of certain derivative instruments that are used to manage financial risks related to financial assets and liabilities. In accordance with RR 27, derivative instruments with unrealized gains are to be presented as assets and derivative instruments with unrealized losses are to be presented as liabilities. In accordance with Volvo’s earlier accounting principles, derivative instruments used for management of financial assets were reported as assets and derivative instruments used for management of financial liabilities were reported as liabilities. As a consquence of adoption of the presentation principles in RR 27, the Volvo Group’s assets at December 31, 2003, increased by SEK 3.6 billion and the Group’s liabilities increased by the corresponding amount. In accordance with the transition rules of RR 27, no restatement has been made of figures for prior years.

  As of 2003, Volvo has also adopted RR 22 Presentation of Financial Statements, RR 24 Investment Property, RR 25 Segment Reporting — Sectors and Geographical Areas, RR 26 Events after the Balance Sheet Date and RR 28 Government Grants. Certain changes have been made in the structure and content of the financial information in this annual report as a result of these new standards. However, the standards listed above have not resulted in any changes of the measurement of the Group’s financial performance or position.

Future changes of accounting principles

Effective in 2005 Volvo will adopt International Financial Reporting Standards (IFRS) in its financial reporting. The transition from Swedish GAAP to IFRS is being made to implement a regulation applicable to all listed companies within the European Union as of 2005. Because revised IFRS’s are expected to be issued during 2004, the total effect of this change of accounting principles cannot be determined with certainty. Volvo considers, however, that the most significant effects will pertain to the accounting for financial instruments and goodwill. Restatement of figures for prior years will be made in accordance with the requirements of the transition rules. During 2003 Volvo has started a number of projects aimed at adapting the internal reporting routines to the new regulation. More detailed information about the IFRS transition effects will be presented in connection with the publication of the 2004 financial reports.

Consolidated financial statements

The consolidated financial statements comprise the Parent Company, subsidiaries, joint ventures and associated companies. Subsidiaries are defined as companies in which Volvo holds more than 50% of the voting rights or in which Volvo otherwise has a controlling influence. However, subsidiaries in which Volvo’s holding is temporary are not consolidated. Joint ventures are companies over which Volvo has joint control together with one or more external parties. Associated companies are companies in which Volvo has a significant influence, which is normally when Volvo’s holding equals to at least 20% but less than 50% of the voting rights.

  The consolidated financial statement have been prepared in accordance with the principles set forth in the Recommendation of the Swedish Financial Accounting Standards Council, RR 1:00, Consolidated Financial Statements and Business Combinations.

  All business combinations are accounted for in accordance with the purchase method.

  Companies that have been divested are included in the consolidated financial statements up to and including the date of divestment. Companies acquired during the year are consolidated as of the date of acquisition.

  Joint ventures are preferably reported by use of the proportionate method of consolidation. A few joint ventures are reported by use of the equity method due to practical reasons.

  Holdings in associated companies are reported in accordance with the equity method. The Group’s share of reported income after financial items in such companies, adjusted for minority interests, is included in the consolidated income statement in Income from investments in associated companies, reduced in appropriate cases by amortization of goodwill. The Group’s share of reported taxes in associated companies, is included in Group income tax expense.

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

Accounting for hedges

Loans and other financial instruments used to hedge an underlying position are reported as hedges. In order to apply hedge accounting, the following criteria must be met: the position being hedged is identified and exposed to exchange-rate or interest-rate movements, the purpose of the loan/instrument is to serve as a hedge and the hedging effectively protects the underlying position against changes in the market rates. Financial instruments used for the purpose of hedging future currency flows are accounted for as hedges if the currency flows are considered probable to occur.

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

  In the individual Group companies as well as in the consolidated accounts, receivables and liabilities in foreign currency are valued at period-end exchange rates.

  Gains and losses pertaining to hedges are reported at the same time as gains and losses of the items hedged. Received premiums or payments for currency options, which hedge currency flows in business transactions, are reported as income/expense during the contract period.

  Gains/losses on outstanding currency futures at year-end, which were entered into to hedge future commercial currency flows, are reported at the same time as the commercial flow is realized. For other currency futures that do not fullfil the criteria for hedge accounting a full market valuation is made on a portfolio basis and are credited to, or charged against, income.

  In valuing financial assets and liabilities whose original currency denomination has been changed as a result of currency swap contracts, the loan amount is accounted for translated to Swedish kronor at the period-end exchange rate. Unrealized exchange rate gains relating to swap contracts are reported among short-term receivables and unrealized exchange rate losses relating to swap contracts are reported among current liabilities.

  Exchange rate differences on loans and other financial instruments in foreign currency, which are used to hedge net assets in foreign subsidiaries and associated companies, are offset against translation differences in the shareholders’ equity of the respective companies.

  Exchange rate gains and losses on payments during the year and on the valuation of assets and liabilities in foreign currencies at year-end are credited to, or charged against, income in the year they arise. The more important exchange rates employed are shown above.

Other financial instruments

Interest-rate contracts and forward exchange rate contracts are used to change the underlying financial asset and debt structure and are reported as hedges against such assets and debts.

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

  Income from the sale of goods is recognized when significant risks and rewards of ownership have been transferred to external parties, normally when the goods are delivered to the customers. If, however, the sale of goods is combined with a buy-back agreement or a residual value guarantee, the sale is accounted for as an operating lease transaction if significant risks of the goods are retained in Volvo. Income from the sale of workshop services is recognized when the service is provided. Rental revenues and interest income in conjunction with financial leasing or installment contracts are recognized over the contract period.

Research and development expenses

Effective in 2001, Volvo adopted RR 15 Intangible Assets. In accordance with the new accounting standard, expenditures for development of new products, production systems and software shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. Volvo’s application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product or software prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. Other research and development expenses are charged to income as incurred. Expenditures for development of new products, production systems and software before 2001 was expensed as incurred and in accordance with the transition rules no retroactive application of RR 15 was made.

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

Restructuring costs

Restructuring costs are reported as a separate line item in the income statement if they relate to a considerable change of the Group structure. Other restructuring costs are included in Other operating income and expenses. A provision for decided restructuring measures is reported when a detailed plan for the implementation of the measures is complete and when this plan is communicated to those who are affected.

Depreciation, amortization and impairments of tangible and intangible non-current assets

Depreciation is based on the historical cost of the assets, adjusted in appropriate cases by write-downs, and estimated useful lives. Capitalized type-specific tools are generally depreciated over 2 to 8 years. The depreciation period for assets under operating leases is normally 3 to 5 years. Machinery is generally depreciated over 5 to 20 years, and buildings over 25 to 50 years, while the greater part of land improvements are depreciated over 20 years. In connection with its participation in aircraft engine projects with other companies, Volvo Aero in certain cases pays an entrance fee. These entrance fees are capitalized and amortized over 5 to 10 years. Product and software development is normally amortized over 3 to 8 years.

  The difference between depreciation noted above and depreciation allowable for tax purposes is reported by the parent company and in the individual Group companies as accumulated accelerated depreciation, which is included in untaxed reserves. Consolidated reporting of these items is described below under the heading Deferred taxes, allocations and untaxed reserves.

  Goodwill is included in intangible assets and amortized over its estimated useful life. The amortization period is 5 to 20 years. The goodwill amounts pertaining to Renault Trucks, Mack Trucks, Volvo Construction Equipment, Champion Road Machinery, Volvo Aero Services, Prévost, Nova BUS, Volvo Bus de Mexico, Volvo Construction Equipment Korea, Volvo Aero Norge and Kommersiella Fordon Europa are being amortized over 20 years due to the holdings’ long-term and strategic importance.

  If, at a balance sheet date, there is an indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset is estimated. If the recoverable amount is less than the carrying amount, an impairment loss is recognized and the carrying amount of the asset is reduced to the recoverable amount.

Inventories

Inventories are stated at the lower of cost, in accordance with the first-in, first-out method (FIFO), or net realizable value.

Liquid funds

Liquid funds include cash and bank balances and marketable securities. Marketable securities are stated at the lower of cost or market value in accordance with the portfolio method. Marketable securities consist of interest-bearing securities, to some extent with maturities exceeding three months. However, these securities have high liquidity and can easily be converted to cash.

Post-employment benefits

Effective in 2003, Volvo has adopted RR 29 Employee benefits in accounting for post-employment benefits (see "Changes of accounting principles in 2003"). In accordance with RR 29, actuarial calculations under the projected unit credit method should be made for all defined benefit plans in order to determine the present value of obligations for benefits vested by its current and former employees. The actuarial calculations are being prepared annually and are based upon actuarial assumptions that are determined close to the balance sheet date each year. Changes in the present value of obligations due to revised actuarial assumptions are treated as actuarial gains or losses which are amortized over the employees’ average remaining service period to the extent these exceed the corridor value for each plan. Deviations between expected return on plan assets and actual return are treated as actuarial gains or losses. Provisions for post-employment benefits in Volvo’s balance sheet correspond to the present value of obligations at year-end, less fair value of plan assets, unrecognized actuarial gains or losses and unrecognized unvested past service costs. Up to and including 2002, defined benefit plans were accounted for in accordance with local rules and directives in the respective country of Volvo’s subsidiaries. For post-employment benefits that are financed through defined contribution plans, Volvo’s annual contributions to such plans are expensed as incurred. The accounting for defined contribution plans has not been affected by the adoption of RR 29 in 2003.

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

Deferred taxes, allocations and untaxed reserves

Tax legislation in Sweden and other countries sometimes contains rules other than those identified with generally accepted accounting principles, and which pertain to the timing of taxation and measurement of certain commercial transactions. Deferred taxes are provided for on differences which arise between the taxable value and reported value of assets and liabilities (temporary differences) as well as on tax-loss carryforwards. However, with regards to the valuation of deferred tax assets, these items are recognized provided that it is probable that the amounts can be utilized against future taxable income.

  Tax laws in Sweden and certain other countries allow companies to defer payment of taxes through allocations to untaxed reserves. These items are treated as temporary differences in the consolidated balance sheet, that is, a split is made between deferred tax liability and equity capital (restricted reserves). In the consolidated income statement an allocation to, or withdrawal from, untaxed reserves is divided between deferred taxes and net income for the year

Note 2 Acquisitions and divestments of shares in subsidiaries><
AB Volvo’s holding of shares in subsidiaries as of December 31, 2003 is shown on pages F-13–F-15. Significant acquisitions, formations and divestments within the Group are listed below.

L.B. Smith (SABA Holding Inc.)

On May 2, Volvo Construction Equipment purchased the assets amounting to USD 189 M associated with the Volvo distribution business of L.B. Smith Inc. in the US. No goodwill or real estate was included in the deal. Because the intention is to spin off the acquired operations, the L.B. Smith distribution business has not been consolidated in the Volvo Group’s financial statements during 2003.

Bilia’s truck and construction equipment business ("Kommersiella Fordon Europa AB")

In the third quarter 2003, the acquisition of the truck and construction equipments operations of Bilia was completed. Volvo exchanged 41% of the shares in Bilia AB for 98% of the shares in Kommersiella Fordon Europa AB. Volvo has required compulsory acquisition of the remaining shares. The acquired operations include dealers and service suppliers for trucks and construction equipment in the Nordic region and ten other european countries. The acquisition cost of the shares has been determined to SEK 0.9 billion. The goodwill arising from this transaction amounted to SEK 0.6 billion.

Volvo Baumaschinen Deutschland GmbH

In February 2003 Volvo Construction Equipment sold the German dealer Volvo Baumashinen Deutschland GmbH to the Swedish dealer partner Swecon Anläggningsmaskiner AB.

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

Acrivia AB (former OmniNova Technology AB)

In April 2001, Volvo Buses acquired 65% of Acrivia AB, an engineering company that develops production processes for buses and produces frames for the new TX platform, from TWR Sweden AB. Thereafter, Volvo Buses owns 100% of Acrivia AB.

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

The effects during 2003, 2002 and 2001 on the Volvo Group’s balance sheet and cash flow statement in connection with the acquisition of subsidiaries and other business units are specified in the following table:

	2001	2002	2003
Intangible assets	8,914	135	948
Property, plant and equipment	9,126	95	1,102
Assets under operating lease	10,195	286	95
Shares and participations	433	(214)	(1,303)
Inventories	9,361	234	1,477
Current receivables	8,774	382	1,562
Liquid funds	4,059	105	31
Other assets	7,674	3	129
Shareholders’ equity	(10,356)	–	—
Minority interests	–	119	—
Provisions	(14,524)	(33)	(225)
Loans	(2,543)	(247)	(2,144)
Liabilities	(30,020)	(582)	(1,469)
Acquired net assets	1,093	283	203
Liquid funds paid	(1,093)	(283)	(203)
Liquid funds according to acquisition analysis	4,059	105	31
Effect on Group liquid funds	2,966	(178)	(172)

The effects during 2003 and 2002 includes wholly owned subsidiaries that previously were accounted for according to the equity method.

The effects during 2003, 2002 and 2001 on the Volvo Group’s balance sheet and cash flow statement in connection with the divestment of subsidiaries and other business units are specified in the following table:

	2001	2002	2003
Intangible assets	(354)	–	(1)
Property, plant and equipment	(288)	(5)	(23)
Inventories	(939)	(23)	(170)
Other receivables	(12,139)	(43)	(112)
Liquid funds	(1,824)	(13)	(1)
Minority interests	176	–	—
Provisions	2,922	–	24
Loans	420	–	—
Other liabilities	583	52	170
Divested net assets	(11,443)	(32)	(113)
Liquid funds received	11,860	32	134
Liquid funds, divested companies	(1,824)	(13)	(1)
Effect on Group liquid funds	10,036	19	133

AB Volvo’s holding of shares

AB Volvo’s holding of shares and participations in Group companies	Registration number	Percentage holding	Dec 31, 2002 Carrying value, SEK M	Dec 31, 2003 Carrying value, SEK M
Volvo Global Trucks AB, Sweden	556605-6759	100	8,420	8,420
Volvo Lastvagnar AB, Sweden	556013-9700	100	–	–
Volvo Lastvagnar Sverige AB, Sweden	556411-6878	100	–	–
Volvo Finland AB, Finland	–	100	–	–
Volvo Trucks (Deutschland) GmbH, Germany	–	100	–	–
Volvo Europa Truck NV, Belgium	–	100	–	–
Volvo Trucks (Schweiz) AG, Switzerland	–	100	–	–
Volvo Truck Espana, SA, Spain	–	100	–	–
Volvo Truck and Bus Limited, Great Britain 1	–	100	–	–
Volvo Polska SP.O.O, Poland	–	100	–	–
Volvo Truck Latvia Sia, Latvia	–	100	–	–
Volvo Truck Czech S R O, Czech Republic	–	100	–	–
Volvo Truck Slovak, Slovakia	–	100	–	–
Volvo Ukraine LLC, Ukraine	–	100	–	–
Volvo do o Beograd, Yugoslavia	–	100	–	–
Volvo Macedonia, Ltd, Macedonia	–	100	–	–
Volvo Romania SRL, Romania	–	100	–	–
Volvo Bulgaria EOOD, Bulgaria	–	100	–	–
Volvo Otomotiv Turk Ltd STI, Turkey	–	100	–	–
Volvo Trucks Canada Inc, Canada	–	100	–	–
Volvo Trucks de Mexico, Mexico	–	100	–	–
Volvo Peru Sociedad Anonima, Peru	–	100	–	–
Volvo East Asia (Pte) Ltd., Singapore	–	100	–	–
Volvo Truck Korea Ltd., South Korea	–	100	–	–
Volvo Truck Australia Pty Ltd., Australia	–	100	–	–
Volvo India Ltd., India	–	100	–	–
Renault V I, France	–		–	–
France Vehicules Industriels, France	–	100	–	–
Renault Trucks UK Ltd, Great Britain	–	100	–	–
Renault Trucks Nederland BV, The Netherlands	–	100	–	–
Renault VI Belgique, Belgium	–	100	–	–
Renault Trucks Deutschland GmbH, Germany	–	100	–	–
Renault Lastbiler Danmark A/S, Denmark	–	100	–	–
Renault Vehicules Industriels Suisse, Switzerland	–	100	–	–
AB Volvo’s holding of shares and participations in Group companies (cont.)	Registration number	Percentage holding	Dec 31, 2002 Carrying value, SEK M	Dec 31, 2003 Carrying value, SEK M
Renault V I España SA, Spain	–	100	–	–
Renault Trucks, España, Spain	–	100	–	–
Renault Trucks Italia Spa, Italy	–	100	–	–
Renault Trucks Osterreich GmbH, Austria	–	100	–	–
Renault Trucks Polska SP Z.OO, Poland	–	100	–	–
Renault Trucks Hungaria KFT, Hungaria	–	100	–	–
Renault Trucks CR, SRO, Czech Republic	–	100	–	–
Renault Trucks Argentina, Argentina	–	100	–	–
SARL Renault Trucks Algerie, Algeria	–	100	–	–
Mack Trucks Inc, USA	–	100	3,225	3,225
Mack Canada, Canada	–	100	–	–
Mack Leasing System, Inc., USA	–	100	–	–
Mack de Venezuela, C.A., Venezuela	–	100	–	–
Mack Vehiculos Industriales, C.A., Venezuela	–	100	–	–
Mack Vehucolos Industriales de Mexico SA de CV, Mexico	–	100	–	–
Mack Trucks Australia Pty Ltd., Australia	–	100	–	–
Volvo Bussar AB, Sweden	556197-3826	100	2,912	1,859
Säffle Karosseri AB, Sweden	556058-3485	100	–	–
Acrivia AB, Sweden	556540-1691	100	–	–
Carrus Oy, Finland	–	100	–	–
Volvo Busse Deutschland GmbH, Germany	–	100	–	–
Prévost Holding BV, Canada 2)	–	50	–	–
Shanghai Sunwin Bus Co, China 2)	–	50	–	–
XIAN Silver Bus Co, China 2)	–	50	–	–
Volvo Construction Equipment NV, Beesd, The Netherlands	–	100	2,582	2,582
Volvo Wheel Loaders AB, Sweden	556310-1319	100	–	–
Volvo Construction Equipment Components AB, Sweden	556527-6820	100	–	–
Volvo Articulated Haulers AB, Sweden	556360-1615	100	–	–
Volvo Construction Equipment Customer Support AB, Sweden	556310-1301	100	–	–
Volvo Construction Equipment International AB, Sweden	556310-1293	100	–	–
Volvo Construction Equipment Cabs AB, Sweden	556527-6838	100	–	–
Volvo Construction Equipment SA, Belgium	–	100	–	–
Volvo Construction Equipment Europe Ltd., Great Britain	–	100	–	–
Volvo Construction Equipment Europe GmbH, Germany	–	100	–	–
Volvo Compact Service Equipment GmbH, Germany	–	100	–	–
Volvo Motor Graders, Ltd., Canada	–	100	–	–
AB Volvo Penta, Sweden	556034-1330	100	421	421
Volvo Penta Norden AB, Sweden	556127-7533	100	–	–
Volvo Penta Europe AB, Sweden	556541-0429	100	–	–
Volvo Penta Central Europe GmbH, Germany	–	100	–	–
Wuxi da Hao Power, Co Ltd, China	–	70	–	–
Volvo Aero AB, Sweden	556029-0347	100	2,885	2,885
Volvo Aero Engine Services AB, Sweden	556328-9171	100	–	–
Volvo Aero Support AB, Sweden	556413-0184	100	–	–
Volvo Aero Norge AS, Norway	–	78	–	–

AB Volvo’s holding of shares and participations in Group companies (cont.)	Registration number	Percentage holding	Dec 31, 2002 Carrying value, SEK M	Dec 31, 2003 Carrying value, SEK M
VNA Holding Inc, USA	–	100	3,510	3,510
Volvo Trucks North America, Inc., USA	–	100	–	–
Volvo Construction Equipment North America Inc.,
USA	–	100	–	–
Volvo Penta of The Americas, Inc., USA	–	100	–	–
Volvo Aero North America Inc., USA	–	100	–	–
Volvo Aero Services LP, USA	–	95	–	–
Volvo Treasury North America Inc., USA	–	100	–	–
Volvo Commercial Finance LLC The Americas, USA	–	100	–	–
Volvo Holding Sverige, Sweden	556539-9853	100	5,693	7,634
Volvo Treasury AB, Sweden	556135-4449	100	3,044	3,044
Sotrof AB, Sweden	556519-4494	100	2,488	1,988
Volvo Group Finance Europe BV, The Netherlands	—	100	1,003	1,003
Volvo Construction Equipment Korea Co Ltd, South Korea	—	100	—	—
Volvo Financial Services AB, Sweden	556000-5406	100	486	886
Kommersiella Fordon Europa AB, Sweden	556049-3388	98	—	855
Volvo China Investment Co Ltd, China	—	100	275	622
Volvo Truck & Bus Ltd, Great Britain (1)	—	100	413	413
Volvo Holding Mexico, Mexico	—	100	278	388
Volvo Technology Transfer AB, Sweden	556542-4370	100	286	361
Volvo Powertrain AB, Sweden	556000-0753	100	166	348
Volvo Parts AB, Sweden	556365-9746	100	200	200
Volvo Group Insurance Försäkrings AB, Sweden	516401-8037	100	182	182
Volvo Business Services, Sweden	556029-5197	100	27	107
Volvo Holding Danmark AS, Denmark	—	100	104	104
Volvo Norge AS, Norway	—	100	56	56
Volvo Malaysia Sdn, Malaysia	—	100	48	48
Celero Support AB, Sweden	556039-1798	100	25	25
Volvo Bus de Mexico, Mexico	—	100	50	—
Other holdings			171	163
Total carrying value Group companies (3)			38,950	41,329

1 Total holding by Volvo Global Trucks and AB Volvo is 100%.

2 Joint ventures, reported in accordance with the proportionate consolidation method in Volvo’s consolidated accounts.

3 AB Volvo’s share of shareholders’ equity in subsidiaries (including equity in untaxed reserves) was 51,395 (49,657).

Note 3 Joint ventures

Joint ventures are companies over which Volvo has joint control together with one or more external parties. Joint ventures are reported by applying the proportionate consolidation method, in accordance with RR 14 Joint ventures. Group holdings of shares in joint ventures are listed below.

	Dec 31, 2003
Shares in Joint ventures	Holding percentage	Holding no of shares
Shanghai Sunwin Bus Corp., China 1)	50	—
Xian Silver Bus Corp., China 1)	50	—
Jinan Hua Wo Truck Corp., China 2)	50	—
Prévost Holding BV, Netherlands 3)	50	22,690

1 Reported according to the equity method up to 2002.

2 Established during 2003.

3 Subsidiary prior to October 1, 2001.

Volvo’s share of joint ventures’ income statements	2001	2002	2003
Net sales	1,047	2,724	1,832
Restructuring costs	(348)	–	–
Operating income	(261)	74	51
Income after financial items	(272)	10	19
Net income	(162)	(21)	3

Volvo’s share of joint ventures’ balance sheets	2001	2002	2003
Non-current assets	1,026	782	665
Current assets	2,000	1,484	1,217
Total assets	3,026	2,266	1,882
Shareholders’ equity	354	570	581
Provisions	368	180	124
Long-term liablities	833	361	295
Current liabilities	1,471	1,155	882
Total shareholders’ equity and liabilities	3,026	2,266	1,882

At the end of 2003 no guarantees were issued for the benefit of joint ventures, neither by Volvo alone nor jointly with other venturers.

  At the same date Volvo’s share of contingent liabilities issued by its joint ventures amounted to 96 (109; 79).

	2001		2002		2003
	Number of employees	of which women, %	Number of employees	of which women, %	Number of employees	of which women, %
Average number of employees
Shanghai Sunwin Bus Corp.	621	13	622	13	617	13
Xian Silver Bus Corp.	220	13	210	13	267	13
Jinan Hua Wo Truck Corp.	–	–	–	–	5	20
Prévost Holding BV	278	19	978	11	842	15
Total number of employees	1,119	14	1,810	12	1,731	14

Note 4 Segment reporting

Reporting by business segment

The Volvo Group’s operations are organized in eight business areas: Volvo Trucks, Renault Trucks, Mack Trucks, Buses, Construction Equipment, Volvo Penta, Volvo Aero and Financial Services. In addition to the eight business areas, there are other operations consisting mainly of business units that are designed to support the business areas’ operations. The business units include Powertrain, 3P, Volvo IT, Logistics and Parts. Each business area, except for Financial Services, has total responsibility for its operating income, operating capital and operating cash flow. The Financial Services business area has responsibility for its net income and total balance sheet within certain restrictions and principles that are established centrally. The supervision and coordination of treasury and tax matters is organized centrally to obtain the benefits of a Group-wide approach. The legal structure of the Volvo Group is based on optimal handling of treasury, tax and administrative matters and, accordingly, differs from the operating structure.

  The business units are designated to support the business areas and are therefore not reportable business segments. In Volvo’s external financial reporting, the financial results within the business units Powertrain and Parts are distributed to the respective business segments. As the three truck brands share product development, production and other activities in business units such as 3P and Powertrain and also share certain infrastructure in distribution such as dealers, the truck brands are reported as one business segment.

Net sales	2001	2002	2003
Trucks	116,568	118,752	116,969
Buses	16,675	14,035	11,978
Construction Equipment	21,135	21,012	23,154
Volvo Penta	7,380	7,669	7,596
Volvo Aero	11,784	8,837	8,030
Other and eliminations	7,073	6,775	7,041
Volvo Group excl Financial Services	180,615	177,080	174,768
Financial Services	9,495	9,925	9,153
Eliminations	(830)	(807)	(630)
Volvo Group total	189,280	186,198	183,291

The above sales figures include internal sales with the following amounts: Trucks 719 (400; 279), Buses 166 (0; 151), Construction Equipment 313 (318; 201), Volvo Penta 31 (27;19), Volvo Aero 87 (74; 259) and Financial Services 630 (807; 830). Other and eliminations include internal sales of 8,014 (7,638; 7,441) and eliminations amounting to 9,330 (8,457; 8,350).

Internal sales between business areas are generally made at standard cost of sales, including calculated interest and product improvement expenses. Internal sales from service companies are generally at market prices.

Operating income (loss)	2001	2002	2003
Trucks	(2,066)	1,189	3,951
Buses	(916)	(94)	(790)
Construction Equipment	527	406	908
Volvo Penta	658	647	695
Volvo Aero	653	5	(44)
Financial Services	325	490	926
Other	143	194	(3,142)
Volvo Group total	(676)	2,837	2,504

Operating income in 2003 included write-down of shares in Scania AB and Henlys Group Plc amounting to 4,030, of which 429 was reported in Buses (Henlys Group) and 3,601 was reported in Other (Scania AB).

  Operating income in 2001 included restructuring costs of 3,862, of which 3,106 in Trucks, (mainly related to the integration of Mack and Renault), 392 in Buses and 364 in Construction Equipment.

Depreciation and amortization	2001	2002	2003
Trucks	4,647	5,766	4,933
Buses	359	328	293
Construction Equipment	622	647	653
Volvo Penta	65	80	78
Volvo Aero	814	495	545
Other	540	448	721
Total excl Financial Services	7,047	7,764	7,223
Financial Services	2,914	3,080	2,946
Volvo Group total	9,961	10,844	10,169
Research and development expenses	2001	2002	2003
Trucks	3,614	4,175	4,874
Buses	498	396	453
Construction Equipment	674	685	904
Volvo Penta	287	352	291
Volvo Aero	211	173	224
Other	107	88	83
Volvo Group total	5,391	5,869	6,829
Income from investments in associated companies	2001	2002	2003
Trucks	(130)	15	(55)
Buses	(11)	8	1
Construction Equipment	—	—	—
Volvo Penta	—	—	—
Volvo Aero	(72)	(70)	(77)
Other	125	173	297
Volvo Group excl Financial Services	(88)	126	166
Financial Services	138	56	34
Volvo Group total	50	182	200
Total assets	2001	2002	2003
Operating assets, excluding Financial Services: 1)
Trucks	82,431	68,988	68,307
Buses	9,083	8,913	6,855
Construction Equipment	14,178	14,409	14,476
Volvo Penta	2,538	3,340	2,604
Volvo Aero	13,389	11,631	8,982
Other 2)	28,600	28,166	23,664
Total operating assets excluding Financial Services	150,219	135,447	124,888
Interest-bearing financial assets	37,300	32,648	37,516
Tax receivables	8,548	8,113	7,220
Total assets in Financial Services	73,528	69,364	66,842
Other and eliminations	(8,670)	(6,350)	(5,214)
Volvo Group total	260,925	239,222	231,252

1 Defined as Total assets less Interest-bearing financial assets and Tax receivables.

2 Investment in Scania included with 20,424 (24,026; 24,051).

Total shareholders’ equity and liabilities	2001	2002	2003
Operating liabilities, excluding Financial Services: (1)
Trucks	56,106	50,481	49,261
Buses	3,511	3,006	2,600
Construction Equipment	3,928	4,079	4,822
Volvo Penta	1,434	1,450	1,460
Volvo Aero	5,291	4,629	3,265
Other	3,093	2,330	3,291
Total operating liabilities excluding Financial Services	73,363	65,975	64,699
Financial liabilities	44,342	38,714	39,940
Tax liabilities	376	770	650
Total liabilities in Financial Services	65,978	61,870	58,838
Other and eliminations	(8,710)	(6,632)	(5,511)
Total liabilities	175,349	160,697	158,616
Shareholders’ equity	85,185	78,278	72,420
Minority interests	391	247	216
Volvo Group total	260,925	239,222	231,252

1 Defined as Total liabilities less financial liabilities and tax liabilities.

Investments in associated companies	2001	2002	2003
Trucks	513	213	26
Buses	359	296	21
Construction Equipment	–	–	–
Volvo Penta	–	–	–
Volvo Aero	51	44	35
Financial Services	165	208	165
Other	879	896	116
Volvo Group total	1,967	1,657	363
Capital expenditures	2001	2002	2003
Trucks	5,949	4,797	4,384
Buses	360	256	161
Construction Equipment	569	660	525
Volvo Penta	199	236	362
Volvo Aero	933	583	262
Other	354	244	528
Volvo Group excl Financial Services	8,364	6,776	6,222
Financial Services	5,775	5,461	5,459
Volvo Group total	14,139	12,237	11,681
Reporting by geographical segment
Net sales	2001	2002	2003
Europe	104,500	105,069	109,668
North America	57,724	53,438	44,502
South America	6,469	5,070	5,080
Asia	10,887	12,693	15,819
Other markets	9,700	9,928	8,222
Volvo Group total*	189,280	186,198	183,291
*of which:
Sweden	13,615	12,923	14,801
United States	48,407	44,652	36,406
France	26,735	26,387	25,679
Total assets	2001	2002	2003
Sweden	97,728	91,558	89,747
Europe excluding Sweden	76,288	71,078	75,612
North America	69,748	61,266	50,234
South America	7,851	4,966	4,996
Asia	5,662	7,006	7,236
Other markets	3,648	3,348	3,427
Volvo Group total	260,925	239,222	231,252
Capital expenditures	2001	2002	2003
Sweden	4,646	3,701	2,629
Europe excluding Sweden	5,942	5,793	6,042
North America	3,169	2,261	2,442
South America	166	147	214
Asia	180	194	299
Other markets	36	141	55
Volvo Group total	14,139	12,237	11,681

Income from investments in associated companies	2001	2002	2003
Trucks	(130)	15	(55)
Buses	(11)	8	1
Construction Equipment	—	—	—
Volvo Penta	—	—	—
Volvo Aero	(72)	(70)	(77)
Other	125	173	297
Volvo Group excl Financial Services	(88)	126	166
Financial Services	138	56	34
Volvo Group total	50	182	200
Total assets	2001	2002	2003
Operating assets, excluding Financial Services: (1)
Trucks	82,431	68,988	68,307
Buses	9,083	8,913	6,855
Construction Equipment	14,178	14,409	14,476
Volvo Penta	2,538	3,340	2,604
Volvo Aero	13,389	11,631	8,982
Other (2)	28,600	28,166	23,664
Total operating assets excluding Financial
Services	150,219	135,447	124,888
Interest-bearing financial assets	37,300	32,648	37,516
Tax receivables	8,548	8,113	7,220
Total assets in Financial Services	73,528	69,364	66,842
Other and eliminations	(8,670)	(6,350)	(5,214)
Volvo Group total	260,925	239,222	231,252

1 Defined as Total assets less Interest-bearing financial assets and Tax receivables.

2 Investment in Scania included with 20,424 (24,026; 24,051).

Total shareholders’ equity and liabilities	2001	2002	2003
Operating liabilities, excluding Financial Services: 1)
Trucks	56,106	50,481	49,261
Buses	3,511	3,006	2,600
Construction Equipment	3,928	4,079	4,822
Volvo Penta	1,434	1,450	1,460
Volvo Aero	5,291	4,629	3,265
Other	3,093	2,330	3,291
Total operating liabilities excluding Financial Services	73,363	65,975	64,699
Financial liabilities	44,342	38,714	39,940
Tax liabilities	376	770	650
Total liabilities in Financial Services	65,978	61,870	58,838
Other and eliminations	(8,710)	(6,632)	(5,511)
Total liabilities	175,349	160,697	158,616
Shareholders’ equity	85,185	78,278	72,420
Minority interests	391	247	216
Volvo Group total	260,925	239,222	231,252

1 Defined as Total liabilities less financial liabilities and tax liabilities.

Investments in associated companies	2001	2002	2003
Trucks	513	213	26
Buses	359	296	21
Construction Equipment	–	–	–
Volvo Penta	–	–	–
Volvo Aero	51	44	35
Financial Services	165	208	165
Other	879	896	116
Volvo Group total	1,967	1,657	363

Capital expenditures	2001	2002	2003
Trucks	5,949	4,797	4,384
Buses	360	256	161
Construction Equipment	569	660	525
Volvo Penta	199	236	362
Volvo Aero	933	583	262
Other	354	244	528
Volvo Group excl Financial Services	8,364	6,776	6,222
Financial Services	5,775	5,461	5,459
Volvo Group total	14,139	12,237	11,681
Reporting by geographical segment
Net sales	2001	2002	2003
Europe	104,500	105,069	109,668
North America	57,724	53,438	44,502
South America	6,469	5,070	5,080
Asia	10,887	12,693	15,819
Other markets	9,700	9,928	8,222
Volvo Group total*	189,280	186,198	183,291
*of which:
Sweden	13,615	12,923	14,801
United States	48,407	44,652	36,406
France	26,735	26,387	25,679
Total assets	2001	2002	2003
Sweden	97,728	91,558	89,747
Europe excluding Sweden	76,288	71,078	75,612
North America	69,748	61,266	50,234
South America	7,851	4,966	4,996
Asia	5,662	7,006	7,236
Other markets	3,648	3,348	3,427
Volvo Group total	260,925	239,222	231,252
Capital expenditures	2001	2002	2003
Sweden	4,646	3,701	2,629
Europe excluding Sweden	5,942	5,793	6,042
North America	3,169	2,261	2,442
South America	166	147	214
Asia	180	194	299
Other markets	36	141	55
Volvo Group total	14,139	12,237	11,681

Note 5 Other operating income and expenses

	2001	2002	2003
Gains/losses on forward and options contracts	(2,044)	(195)	1,243
Exchange rate differences on trade receivables and payables	411	(266)	(199)
Amortization of goodwill	(1,058)	(1,094)	(873)
Change in allowances for doubtful receivables, customer financing	(1,326)	(1,018)	(812)
Change in allowances for doubtful receivables, other	(415)	(362)	(294)
Surplus funds from Alecta (previously SPP)	43	–	–
Gain on sale of Volvia's insurance operations	562	–	–
Adjustment of the gain on sale of Volvo Cars	90	–	–
Other income and expenses	(359)	(1,217)	(432)
Total	(4,096)	(4,152)	(1,367)

Note 6 Income from investments in associated companies

Income from investments in associated companies and dividends recived from associated companies are specified below:

	Income (loss)			Dividends received
	2001	2002	2003	2001	2002	2003
Petro Stopping Centers Holding LP	(73)	(57)	(73)	—	—	—
Aviation Lease Finance	24	51	30	—	—	—
Other companies	(79)	77	15	8	20	—
Holdings no longer reported as equity method investments
Bilia AB 4	151	128	64	42	44	47
Turbec AB 3	(67)	(67)	(77)	–	–	–
Xian Silver Bus Corp 5)	27	29	–	–	–	–
Shanghai Sunwin Bus Corp 5)	(31)	(23)	–	–	–	–
AB Volvofinans 1)	46	–	–	9	–	–
Other companies	–	–	–	15	–	4
Subtotal	(2)	138	(41)	74	64	51

	Income (loss)
	2001	2002	2003
Gains (losses) on sale of shares
in associated companies
Bilia AB 4)	–	–	188
Effero AB 3)	–	–	59
Eddo Restauranger AB 2)	–	32	–
AB Volvofinans 1)	61	–	–
Other companies	(9)	12	(6)
Subtotal	52	44	241
Total income from investments in associated companies	50	182	200

1 Divested in 2001.
2 Divested in 2002.
3 Divested in 2003.
4 Main part of holding divested in 2003.
5 As from 2003 reported in accordance with the proportionate method of consolidation.

Note 7 Income from other investments

	2001	2002	2003
Dividends received
Scania AB	637	319	501
Henlys Group Plc	25	7	7
Diamond Finance, Ltd	–	–	5
Holdings of Volvo Technology Transfer 1)	26	–	4
Other	6	3	3
Subtotal	694	329	520
Write-downs of shares
Scania AB	–	–	(3,601)
Henlys Group Plc	–	–	(429)
Holdings of Volvo Technology Transfer 1)	(14)	(7)	(39)
Other	(39)	–	(4)
Subtotal	(53)	(7)	(4,073)
Gain (loss) on divestment of shares
Mitsubishi Motors 2	768	–	–
Holdings of Volvo Technology Transfer 1)	(10)	(16)	(36)
Other	11	3	10
Subtotal	769	(13)	(26)
Total	1,410	309	(3,579)

1 A Volvo venture-capital company.

2 Excluding costs of 194 for terminating the distribution of Mitsubishi Canter as well as costs for terminated development projects.

Note 8 Restructuring costs

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

Note 9 Other financial income and expenses ><Other financial income and expenses include exchange gains in the net amount of 31 (losses 55; gains 59).

Note 10 Income taxes

Income taxes were distributed as follows:

	2001	2002	2003
Current taxes relating to the period	(555)	(802)	(984)
Adjustment of current taxes for prior periods	(59)	156	(291)
Deferred taxes originated or reversed during the period	1,349	(121)	(831)
Recognition and derecognition of deferred tax assets	(367)	242	802
Income taxes relating to associated companies	(42)	(65)	(30)
Total income taxes	326	(590)	(1,334)

Provisions have been made for estimated tax charges that may arise as a result of prior tax audits in the Volvo Group. Tax claims for which no provision has been deemed necessary of approximately 1,098 (982; 1,151) were reported as contingent liabilities.

  Deferred taxes relate to income taxes payable or recoverable in future periods in respect of taxable temporary differences, deductible temporary differences, unused tax loss carryforwards or unused tax credit carryforwards. Deferred tax assets are recognized to the extent that it is probable that the amount can be utilized against future taxable income. At December 31, 2003, the valuation allowance attributable to deductible temporary differences, unused tax loss carryforwards and unused tax credit carryforwards for which no deferred tax asset was recognized amounted to 2,718 (3,063; 2,676).

  At year-end 2003, the Group had unused tax loss carryforwards of about 17,300, of which approximately 2,300 will expire within 5 years.

  The Swedish corporate income tax rate is 28%. The table below shows the principal reasons for the difference between this rate and the Group’s tax rate, based on income after financial items

	2001, %	2002, %	2003, %
Swedish corporate income tax rates	28	28	28
Difference in tax rate in various countries	6	8	11
Capital gains	7	(2)	(2)
Other non-taxable income	28	(15)	(23)
Amortization of goodwill	(17)	16	13
Other non-deductible expenses	(16)	14	83
Adjustment of current taxes for prior years	(3)	(8)	18
Recognition and derecognition of deferred tax assets	(19)	(12)	(48)
Other, net	3	0	1
Income tax rate for the Group	17	29	81

Specification of deferred tax assets and tax liabilities	2001	2002	2003
Deferred tax assets:
Unused tax loss carryforwards	5,464	5,725	5,370
Other unused tax credits	501	343	329
Intercompany profit in inventories	359	280	236
Valuation allowance for doubtful receivables	596	536	523
Provisions for warranties	1,203	997	975
Provisions for post-employment benefits	4,641	4,971	4,687
Provisions for restructuring measures	895	622	370
Other deductible temporary differences	3,510	2,950	2,756
	17,169	16,424	15,246
Valuation allowance	(2,676)	(3,063)	(2,718)
Deferred tax assets after deduction for valuation
allowance	14,493	13,361	12,528
Deferred tax liabilities:
Accelerated depreciation on property, plant and
equipment	2,081	2,059	1,979
Accelerated depreciation on leasing assets	2,542	684	1,062
LIFO valuation of inventories	916	1,075	350
Capitalized product and software development	571	951	1,071
Untaxed reserves	543	564	688
Other taxable temporary differences	1,143	1,329	1,119
	7,796	6,662	6,269
Deferred tax assets, net 1	6,697	6,699	6,259

1 Deferred taxes are partially recognized in the balance sheet on a net basis after taking into account offsetting possibilities.

Note 11 Minority interests

Minority interests in net income (loss) and in shareholders’ equity consisted mainly of the minority interests in Volvo Aero Norge AS (22%) and in Volvo Aero Services LP (5%). The Henlys Group’s holding (49%) in Prévost Holding BV was reported as minority interest up to the third quarter 2001. As of October 1, 2001, Henlys’ ownership interest was increased to 50% and Prévost Holding BV is from this date consolidated by the proportionate method.

Note 12 Intangible and tangible assets

Acquisition costs	Value in balance sheet 2001	Value in balance sheet 2002	Capital expenditures	Sales/ scrapping	Acquired and divested operations 4)	Translation differences	Reclassi- fications and other	Value in balance sheet 2003
Goodwill	15,974	14,787	–	(13)	878	(678)	3	14,977
Entrance fees, aircraft
engine programs	2,089	2,116	97	–	–	(12)	20	2,221
Product and software
development	2,039	3,949	1,021	–	6	(91)	7	4,892
Other intangible assets	2,263	2,122	58	(504)	43	(93)	(30)	1,596
Total intangible assets	22,365	22,974	1,176	(517)	927	(874)	0	23,686
Buildings	17,049	16,688	586	(196)	527	(965)	180	16,820
Land and land improvements	4,592	4,169	113	(55)	183	(335)	49	4,124
Machinery and equipment 1	39,135	38,425	3,804	(1,321)	947	(2,080)	332	40,107
Construction in progress
including advance payments	2,752	2,111	436	(2)	9	(95)	(648)	1,811
Total property, plant and equipment	63,528	61,393	4,939	(1,574)	1,666	(3,475)	(87)	62,862
Assets under operating leases	42,077	39,367	5,566	(5,611)	120	(3,021)	(2,067)	34,354
Total tangible assets	105,605	100,760	10,505	(7,185)	1,786	(6,496)	(2,154)	97,216

	Value in	Value in	Deprecia-		Acquired	Trans-		Value in	Net carrying
Accumulated depreciation and amortization	balance sheet 2001	balance sheet 2002	tion and amortiza- tion 2)	Sales/ scrapping	and divested operations 4)	lation differ- ences	Reclassi- fications and other	balance sheet 2003	value in bal- ance sheet 2003 3
Goodwill	2,961	3,490	873	(10)	(18)	(195)	(314)	3,826	11,151
Entrance fees,
aircraft engine
programs	1,306	1,201	81	–	–	(10)	19	1,291	930
Product and software
development	3	491	538	–	2	(33)	(1)	997	3,895
Other intangible
assets	570	747	141	(314)	(4)	(26)	272	816	780
Total intangible
assets	4,840	5,929	1,633	(324)	(20)	(264)	(24)	6,930	16,756
Buildings	6,408	6,445	629	(123)	119	(382)	75	6,763	10,057
Land and land
improvements	484	454	58	(7)	9	(44)	13	483	3,641
Machinery and
equipment 1)	23,402	23,695	3,322	(1,066)	459	(1,255)	(179)	24,976	15,131
Construction in progress,
including advance
payments	–	–	–	–	–	–	–	–	1,811
Total property,
plant and
equipment	30,294	30,594	4,009	(1,196)	587	(1,681)	(91)	32,222	30,640
Assets under
operating leases	14,976	15,842	4,527	(2,997)	25	(1,166)	(3,078)	13,153	21,201
Total tangible
assets	45,270	46,436	8,536	(4,193)	612	(2,847)	(3,169)	45,375	51,841

1 Machinery and equipment pertains mainly to production equipment.

2 Includes write-downs, 140.

3 Acquisition costs less accumulated depreciation and amortization.

4 Includes subsidiaries and joint ventures that previously were accounted for according to the equity method.

Depreciation and amortization by type of asset	2001	2002	2003
Intangible assets	1,265	1,586	1,633
Property, plant and equipment	4,545	4,134	4,009
Assets under operating leases	4,151	5,124	4,527
Total	9,961	10,844	10,169

Capital expenditures by type of asset	2001	2002	2003
Intangible assets	2,574	2,011	1,176
Property, plant and equipment	5,713	4,802	4,939
Assets under operating leases	5,852	5,424	5,566
Total	14,139	12,237	11,681

Capital expenditures for property, plant and equipment approved but not yet implemented at December 31, 2003, amounted to SEK 6.4 billion (5.5; 6.1).

Investment property

Investment property is property owned for the purpose of obtaining rental income and/or appreciation in value. The acquisition cost of investment property was 1,858 at year-end. Capital expenditures during 2003 amounted to 59. Accumulated depreciation was 409 at year-end, whereof 62 during 2003. The estimated fair value of investment property was SEK 2.2 billion at year-end, based on discounted cash flow projections. The required return is based on current property market conditions for comparable properties in comparable locations. All investment properties were leased during the year. Net income for the year was affected by 337 in rental income from investment properties and 70 in direct costs.

Note 13 Shares and participations

Group holdings of shares and participations in non-Group companies	Registration number	Percentage holding 1)	Dec 31, 2002 Carrying value SEK M 2)	Dec 31, 2003 Carrying value SEK M 2)
Shares in associated companies, equity method
of accounting
Aviation Lease Finance USA	–	49	172	165
Blue Chip Jet HB, Sweden	969639-1011	40	151	98
Arbustum Invest AB, Sweden	556543-4247	40	32	33
Merakvim Metal Works Ltd, Israel	–	27	22	21
Euromation AB, Sweden	556232-0134	53	20	20
Petro Stopping Centers Holdings, LP, USA	–	29	80	0
Bilia AB, Sweden	556112-5690		710	–
Shanghai Sunwin Bus Corp, China 3)	–	50	139	–
Xian Silver Bus Corp., China 3)	–	50	135	–
Other holdings			196	26
Total shares and participations in associated companies (4)			1,657	363

Shares and participations in other companies	Registration number	Percentage holding 1	Dec 31, 2002 Carrying value SEK M 2	Dec 31, 2003 Carrying value SEK M 2
Scania AB, Sweden	556184-8564	46/31	24,026	20,424
Deutz AG, Germany	–	11	670	670
Henlys Group Plc, Great Britain	–	10	524	95
Bilia AB, Sweden	556112-5690	2	–	28
Other holdings			615	626
Total shares and participations in other companies			25,835	21,843
Carrying value in accordance with Group balance sheet			27,492	22,206

1 Where two percentage figures are shown, the first refers to share capital and the second to voting rights.

2 Associated companies are reported in accordance with the equity method. Other companies are reported at cost.

3 From 2003 reported according to the proportionate method of consolidation.

4 Volvo’s share of shareholders’ equity in associated companies (incl. equity in untaxed reserves) amounted to 363 (1,629; 1,951). Excess values amounted to 0 (28; 16).

The market values of Volvo’s holdings of shares and participations in listed companies as of December 31, 2003 are shown in the table below. When the carrying value of an investment exceeds its market value, it has been assessed that the fair value of the investment is higher than the quoted market price of this investment.

	Carrying value	Market value
Scania AB	20,424	18,459
Deutz AG	670	190
Henlys Group Plc	95	95
Bilia AB	28	54
Total holdings in listed companies	21,217	18,798
Holdings in non listed companies	989	–
Total shares and participations	22,206

Scania AB

During 1999 and 2000, Volvo acquired 45.5% of the capital and 30.6% of the voting rights in Scania AB, one of the world’s leading manufacturers of trucks and buses. As a concession in connection with the European Commission’s approval of Volvo’s acquisition of Renault V.I. and Mack Trucks Inc. in 2001, Volvo undertook to divest its holding in Scania not later than April, 2004. At year-end 2003, the carrying value of Volvo’s holding in Scania AB was determined to SEK 20.4 billion, and a write-down of SEK 3.6 billion was thereby charged to operating income for the year. The carrying value of the holding of the 63.8 million Scania B shares was determined based upon the consideration received when Volvo divested those shares to Deutsche Bank on March 4, 2004. The carrying value of the holding of 27.3 million Scania A shares was determined based upon the closing share price of SEK 202 on December 31, 2003. In March, 2004, AB Volvo’s Board of Directors proposed that the Annual General Meeting approve a dividend to AB Volvo’s shareholders of 99% of the shares in Ainax AB, a wholly owned subsidiary, which at the time of the distribution would hold Volvo’s entire holding of Scania A shares.

Henlys Group Plc

During 1998 and 1999, Volvo acquired 9.9% of the capital and voting rights in Henlys Group Plc at a total acquisition cost of 524. Henlys Group is a british company involved in manufacturing and distribution of buses and bus bodies in Great Britain and North America. Volvo and Henlys Group jointly own the shares of the North American bus operations Prévost and Nova Bus. In February and March 2004, Henlys announced that its earnings for 2004 was expected to be significantly lower than previously anticipated. As a consequence of receiving this information, it was determined that Volvo’s holding in Henlys Group Plc was permanently impaired at December 31, 2003, and a write-down of 429 was charged to income for the year. After this write-down, the carrying value of Volvo’s shares in Henlys Group amounted to 95, corresponding to the market value of these shares at year-end 2003. In the beginning of March 2004, the market value of Volvo’s shares amounted to 24.

Bilia AB
In 2003, Volvo exchanged 41% of the shares in Bilia for 98% of the shares in Kommersiella Fordon Europa AB. The capital gain was 188.

Effero AB
In 2003, Volvo divested its entire holding in Effero with a capital gain of 59.

Shanghai Sunwin Bus Corp
As of 2003, Shanghai Sunwin Bus is reported in the Volvo Group according to the proportionate method of consolidation.

Xian Silver Bus Corp
As of 2003, Xian Silver Bus is reported in the Volvo Group according to the proportionate method of consolidation.

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

Arrow Truck Sales
In 2001, Volvo increased its holding to 100% and Arrow thereby became a subsidiary of Volvo.

SM Motors Pte Ltd
In 2001, Volvo divested its entire holding in SM Motors with a capital loss of 13.

Changes in the Volvo Group’s holdings of shares and participations:	2001	2002	2003
Balance sheet, December 31, preceding year	30,481	27,798	27,492
Acquisitions and divestments, net	(2,844)	97	(720)
New issue of shares and shareholders’ contributions	94	89	280
Share of income in associated companies, before income taxes	(2)	138	(41)
Income taxes related to associated companies	(42)	(65)	(30)
Dividends	(74)	(64)	(51)
Write-downs	(53)	(7)	(4,073)
Change in group structure	–	(210)	(470)
Translation differences	97	(203)	(118)
Other	141	(81)	(63)
Balance sheet, December 31	27,798	27,492	22,206

Note 14 Long-term customer-financing receivables><	2001	2002	2003
Installment credits	13,668	14,239	13,011
Financial leasing	11,534	10,341	9,975
Other receivables	873	627	462
Total	26,075	25,207	23,448

Note 15 Other long-term receivables><	2001	2002	2003
Convertible debenture loan in Henlys Group Plc 1)	2,561	2,118	1,746
Other loans to external parties	2,635	1,364	871
Prepaid pensions	358	706	152
Deferred tax assets	7,741	7,611	6,828
Other receivables	1,161	686	890
Total	14,456	12,485	10,487

In October 1999, Volvo issued a convertible debenture loan to Henlys Group Plc of USD 240 M in connection with Henlys Group’s acquisition of the US school bus manufacturer Bluebird. The convertible debenture loan matures in October 2009. In February and March 2004, Henlys Group announced that its earnings for 2004 would be significantly lower than previously anticipated. After this announcement, the quoted market price of Henlys Group’s shares fell significantly. In connection with the preparation of these financial statements, Volvo has evaluated the financial situation of Henlys Group and assessed that no impairment loss has been incurred on the convertible debenture loan.

Note 16 Inventories

	2001	2002	2003
Finished products	20,303	17,987	17,425
Production materials, etc.	10,772	10,318	9,034
Total 1)	31,075	28,305	26,459

1 Of which inventories valued to net realisable value amounting to 12,246.

Increase (decrease) in allowance for inventory obsolescence
Balance sheet, December 31, preceding year	1,333	3,017	2,710
Increase in allowance for inventory obsolescence
charged to income	252	248	203
Scrapping	(162)	(348)	(338)
Acquired and divested operations	1,421	(1)	(15)
Translation differences	224	(262)	(160)
Reclassifications, etc.	(51)	56	(154)
Balance sheet, December 31	3,017	2,710	2,246

Note 17 Short-term customer-financing receivables

	2001	2002	2003
Installment credits	8,450	8,306	8,947
Financial leasing	5,913	5,269	5,737
Retailer financing	7,296	7,356	6,555
Other receivables	1,050	860	1,315
Total	22,709	21,791	22,554

Note 18 Other short-term receivables

	2001	2002	2003
Accounts receivable	21,658	17,155	16,924
Prepaid expenses and accrued income 1)	2,478	2,846	3,036
VAT receivables	1,684	1,333	1,181
Loans to external parties 1)	2,114	1,300	3,863
Prepaid pensions	412	2	–
Current income tax receivables	988	634	530
Other receivables	4,235	3,725	3,232
Total, after deduction of valuation allowances for doubtful accounts receivable 932 (1,079; 1,393)	33,569	26,995	28,766

1 Effective in 2003, Volvo has adopted RR 27, Financial instrument; Disclosure and presentation. See further in Note 1. As result of this change of accounting prinicples, accrued interest income increased by SEK 0.6 billion and loans increased by SEK 3.0 billion at December 31, 2003.

Change of valuation allowances for doubtful accounts receivable	2001	2002	2003
Balance sheet, December 31, preceding year	1,101	1,393	1,079
Change of valuation allowance charged to income	222	224	201
Utilization of valuation allowance related to
actual losses	(241)	(290)	(239)
Acquired and divested operations	303	(5)	68
Translation differences	42	(266)	(81)
Reclassifications, etc.	(34)	23	(96)
Balance sheet, December 31	1,393	1,079	932

Note 19 Marketable securities><Marketable securities consist mainly of interest-bearing securities, distributed as shown below:

	2001	2002	2003
Government securities	1,399	203	203
Banks and financial institutions	436	484	116
Corporate institutions	3,968	1,140	176
Real estate financial institutions	7,626	14,841	19,023
Other	85	39	11
Total	13,514	16,707	19,529

Note 20 Cash and bank accounts	2001	2002	2003
Cash in banks	4,941	4,157	5,782
Time deposits in banks	8,928	4,714	3,424
Total	13,869	8,871	9,206

Note 21 Shareholders’ equity

The share capital of the Parent Company is divided into two series of shares: A and B. Both series carry the same rights, except that each Series A share carries the right to one vote and each Series B share carries the right to one tenth of a vote.

  The total number of registered shares by year end 2003 amounted to 441,520,885. After repurchase of 5% of the registered shares in 2001, the total number of outstanding Volvo shares by year end 2003 amounted to 419,444,842 whereof Series A shares 131,674,699 and Series B shares 287,770,143. Par value per share is SEK 6.00. Total par value was 2,649 and is based on 441,520,885 registered shares. The average number of outstanding shares was 419,444,842 in 2003.

  In accordance with the Swedish Companies Act, distribution of dividends is limited to the lesser of the unrestricted equity shown in the consolidated or Parent Company balance sheets after proposed appropriations to restricted equity. Unrestricted equity in the Parent Company at December 31, 2003 amounted to 50,878.

  As of December 31, 2003, Volvo-related foundations’ holdings in Volvo were 0.17% of the share capital and 0.37% of the voting rights.

  As shown in the consolidated balance sheet as of December 31, 2003, unrestricted equity amounted to 57,002. (61,536; 70,239). It is estimated that 0 of this amount will be allocated to restricted reserves.><

Note 22 Provisions for post-employment benefits><

Post-employment benefits, such as pensions, healthcare and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Volvo Group or are secured by own pension foundations. Costs and the obligations at the end of period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. The Volvo group defined benefits plans relate mainly to subsidiaries in the US and comprise both pensions and other benefits, such as healthcare. Other large-scale defined benefit plans apply for salaried employees in Sweden (mainly through the Swedish ITP pension plan) and employees in France and Great Britain.

  As of 2003 Volvo has adopted RR 29 Employee Benefits in its financial reporting. In accordance with the new standard, defined benefit plans in all the Group’s subsidiaries are accounted for by use of consistent principles. In Volvo’s financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules, a transitional liability was established as at January 1, 2003, determined in accordance with RR 29. This transitional liability exceeded the liability recognized as at December 31, 2002, in accordance with earlier principles by SEK 2.3 billion. The excess liability was consequently recognized as at January 1, 2003, as an increase in provisions for post-employment benefits and a corresponding decrease in shareholders’ equity. Comparable figures for prior years have not been restated. See note 1 for further information about the effects of this change in accounting principles.

  The following tables disclose information about defined benefit plans in the Volvo Group. The information refers to assumptions applied for actuarial calculations, periodical costs and the value of obligations and plan assets at year-end. The tables also include reconciliation of obligations and plan assets during the year and the difference between fair values and carrying amounts reported on the balance sheet date.

	2003
Assumptions applied for actuarial calculations	January 1	December 31
Sweden
Discount rate	5.5	5.5
Expected return on plan assets 1)	6.0	6.0
Expected salary increases	3.0	3.0
United States
Discount rate	6.75	6.25
Expected return on plan assets 1)	7.65	7.65
Expected salary increases	3.5	3.5
France
Discount rate	5.5	5.25
Expected salary increases	3.0	3.0
Great Britain
Discount rate	5.5	5.5
Expected return on plan assets 1)	7.0	7.0
Expected salary increases	3.5	3.5

1 Applicable for the following accounting period. These assumptions reflect the expected long-term return rate on plan assets, based upon historical yield rates for different categories of investments and weighted in accordance with the foundation’s investment policy. The expected return has been calculated net of administrative expenses and applicable taxes.

Pension costs	2001	2002	2003
Current service costs			646
Interest costs			1,377
Expected return on plan assets			(828)
Actuarial gains and losses 1)			–
Past service costs
– Unvested			–
– Vested			46
Curtailments and settlements			3
Termination benefits			169
Pension costs for defined benefit plans			1,413
Pension costs for defined contribution plans			2,461
Total pension costs	3,332	4,472	3,874

1 For each plan, actuarial gains and losses are reported as income or expenses, when the accumulated amount exceeds the so called corridor. The income or expenses are then recognized over the expected average remaining service period of the employees

Costs for post-employment benefits other than pensions	2003
Current service costs	107
Interest costs	415
Expected return on plan assets	0
Actuarial gains and losses 1)	–
Past service costs
– Unvested	–
– Vested	–
Curtailments and settlements	(4)
Termination benefits	32
Total costs for post-employment benefits other than pensions	550

1 Actuarial gains and losses are for each plan reported as income or expenses, when the accumulated amount exceed the so called corridor. The income or expenses are then recognized over the expected average remaining service period of the employees.

An increase of one percentage point per year in healthcare costs would change the accumulated post-employment benefit obligation as of December 31, 2003 by approximately 171, and the post-employment benefit expense by approximately 13. A decrease of 1% would decrease the accumulated value of obligations by about 147 and reduce costs by approximately 11. Calculations made as of December 31, 2003 show an annual increase of 11.5% in the weighted average per capita costs of covered healthcare benefits; it is assumed that the percentage will decline gradually to 5% and then remain at that level.

	Sweden Pensions	United States Pensions	France Pensions	Great Britain Pensions	US Other benefits	Other plans	Total

Obligations in defined benefit plans
Obligations at January 1, 2003	5,053	11,748	2,479	3,059	6,917	1,551	30,807
Acquisitions and divestments, net	37	–	–	–	–	–	37
Service costs	217	195	34	76	104	127	753
Interest costs	271	742	146	158	414	61	1,792
Unvested past service costs	–	14	66	–	–	1	81
Vested past service costs	–	25	–	–	–	21	46
Termination benefits	130	–	32	–	–	39	201
Curtailments	2	–	–	–	–	(5)	(3)
Employee contributions	–	–	–	25	–	4	29
Actuarial gains (–)
and losses (+)	(156)	925	6	31	686	48	1,540
Exchange rate translation	–	(2,175)	(26)	(271)	(1,279)	(51)	(3,802)
Benefits paid	(222)	(767)	(404)	(92)	(564)	(201)	(2,250)
Obligations at December 31, 2003	5,332	10,707	2,333	2,986	6,278	1,595	29,231
of which
Funded defined benefit plans	4,422	10,433	–	2,977	4,769	1,224	23,825

	United Sweden Pensions	States Pensions	Great France Pensions	US Britain Pensions	Other benefits	Other plans	Total

Fair value of plan assets in funded plans
Plan assets at January 1, 2003	3,255	6,752	–	2,221	71	1,004	13,303
Acquisitions and divestments, net	–	–	–	–	–	–	–
Actual return on plan assets	337	1,201	–	227	1	66	1,832
Employer contributions	–	843	–	72	81	106	1,102
Employee contributions	–	–	–	25	–	1	26
Exchange rate translation	–	(1,314)	–	(199)	(18)	(21)	(1,552)
Benefits paid	–	(755)	–	(92)	(24)	(94)	(965)
Plan assets at December 31, 2003	3,592	6,727	–	2,254	111	1,062	13,746

Net provisions post-employment benefits
Funded status at December 31, 2003	(1,740)	(3,980)	(2,333)	(732)	(6,167)	(533)	(15,485)
Unrecognized actuarial
(gains) and losses	(307)	157	4	(76)	619	3	400
Unrecognized past service
costs	–	8	(3)	2	(14)	(2)	(9)
Net provisions for post-employment benefits at December 31, 2003	(2,047)	(3,815)	(2,332)	(806)	(5,562)	(532)	(15,094)
whereof reported as
Prepaid pensions and other assets	3	132	3	–	1	55	194
Provisions for post-employment benefits	(2,050)	(3,947)	(2,335)	(806)	(5,563)	(587)	(15,288)

Volvo’s pension foundation in Sweden was formed in 1996 to secure obligations relating to retirement pensions for salaried employees in Sweden in accordance with the ITP plan (a Swedish individual pension plan). Plan assets amounting to 2,456 was contributed to the foundation at its formation, corresponding to the value of the pension obligations at that time. Since its formation, net contributions of 232 have been made to the foundation. The plan assets in Volvo’s Swedish pension foundation are invested in Swedish and foreign shares and mutual funds, and in interest-bearing securities, in accordance with a distribution that is determined by the foundation’s Board of Directors. During 2001 and 2002, the fair value of the foundation’s plan assets decreased as a result of the downturn on the stock market and provisions to cover pensions obligations in excess of the fair value of plan assets was made with an amount of 292 in 2001 and 807 in 2002 among the Group’s pension costs. According to RR 29, Employee Benefits, which has been applied as from 2003, Group pension costs are affected by an expected return on the plan assets, and discrepancies between the expected return and the actual return are treated as actuarial gains or losses. At December 31, 2003, the fair value of the foundation’s plan assets amounted to 3,592, of which 47% was invested in shares or mutual funds. At the same date, retirement pension obligations attributable to the ITP plan amounted to 4,422. Swedish companies can secure new pension obligations through balance sheet provisions or pension fund contributions. Furthermore, a credit insurance must be taken out for the value of the obligations. In addition to benefits relating to retirement pensions, the ITP plan also includes, for example, a collective family pension, which Volvo finances through insurance with the Alecta insurance company. According to an interpretation from the Swedish Financial Accounting Standards Council’s interpretations committee, this is a multi-employer defined benefit plan. For fiscal year 2003, Volvo did not have access to information from Alecta that would have enabled this plan to be reported as a defined benefit plan. Accordingly, the plan has been reported as a defined contribution plan.

  Volvo’s subsidiaries in the United States mainly secure their pension obligations through transfer of funds to pension plans. At the end of 2003, the total value of pension obligations secured by pension plans of this type amounted to 10,433. At the same point in time, the total value of the plan assets in these plans amounted to 6,727, of which 63% was invested in shares or mutual funds. The regulations for securing pension obligations stipulate certain minimum levels concerning the ratio between the value of the plan assets and the value of the obligations. During 2003, Volvo contributed 843 to the pension plans in order to comply with these regulations. Up to and including 2002, Volvo’s subsidiaries in the United States reported defined benefit pension plans in accordance with US GAAP. As required by these reporting rules, Volvo’s year-end reports for 2001 and 2002 included minimum liability adjustments to cover deficits in the Group’s US pension plans. The effect of these on the Volvo Group’s balance sheet for the fiscal years in question are specified in the table below.

	2001	2002
Long-term receivable for prepaid pensions	274	71
Deferred tax assets	–	122
Total assets	274	193
Shareholders’ equity	(1,417)	(2,542)
Provision for post-employment benefits	1,691	2,735
Total shareholders’ equity and liabilities	274	193

Note 23 Other provisions

	Value in balance sheet 2001	Value in balance sheet 2002	Provisions and reversals	Utilization	Acquired and divested companies	Trans- lation differences	Reclassi- fications	Value in balance sheet 2003
Warranties	5,989	5,977	5,687	(5,257)	50	(286)	4	6,175

Provisions in insurance operations	265	419	(33)	–	–	–	0	386
Restructuring
measures	2,342	1,417	41	(516)	(5)	(103)	107	941
Provisions for residual value risks	1,716	1,698	(165)	(219)	21	(137)	9	1,207
Provisions for service contracts	1,705	1,478	369	(378)	48	(91)	55	1,481
Other provisions	5,366	4,820	1,645	(1,544)	59	(323)	(368)	4,289
Total	17,383	15,809	7,544	(7,914)	173	(940)	(193)	14,479

Note 24 Non-current liabilities

The listing below shows the Group’s non-current liabilities in which the largest loans are distributed by currency. Most are issued by Volvo Treasury AB and Volvo Group Finance Europe BV.

  Information on loan terms is as of December 31, 2003. Volvo hedges foreign-exchange and interest-rate risks using derivative instruments. See Note 34.

Bond loans	2001	2002	2003
GBP 1999/2003, 4.6%	154	–	–
DKK 1998/2005, 4.0%	317	310	58
SEK 1997–2003/2005–2008, 3.08–9.8%	2,502	5,950	6,372
JPY 1995–2003/2005–2011, 0.13–3.33%	2,130	888	1,443
HKD 1999/2006, 7.99%	136	113	94
CZK 2001/2005–2010, 2.6–6.5%	466	306	514
USD 1998–2003/2005–2008, 1.32–1.78%	2,070	2,154	1,274
EUR 1995–2003/2005–2011, 0.1–7.62%	22,907	24,120	23,047
Other bond loans	33	29	288
Total	30,715	33,870	33,090
Other loans	2001	2002	2003
USD 1966–2003/2005–2015, 1.31–13.0%	10,023	7,280	5,634
EUR 1986–2003/2005–2013, 0.5–9.59%	1,453	1,841	3,245
GBP 1995–2001/2005–2009, 4.43–7.14%	915	1,028	1,786
SEK 1992–2003/2006–2013, 4.15–7.49%	650	224	349
BRL 2000–2003/2005–2011, 9.85–21.64%	641	435	626
CAD 2002–2003/2006–2008, 3.53–3.7%	80	972	1,527
AUD 2002/2005–2006, 5.99–6.43%	–	400	208
Other loans	274	369	209
Total other long-term loans	14,036	12,549	13,584
Deferred leasing income	1,898	1,481	1,186
Residual value liability	7,250	5,121	3,249
Other long-term liabilities	231	102	192
Total	54,130	53,123	51,301

Of the above long-term loans, 1,777 (1,358; 1,703) was secured.

Long-term loans mature as follows:
2005	15,391
2006	9,218
2007	9,665
2008	5,688
2009 or later	6,712
Total	46,674

Of other long-term liabilities the majority will mature within five years.

  At year-end 2003, credit facilities granted but not utilized and which can be used without restrictions amounted to approximately SEK 15 billion (18; 22). Approximately SEK 13 billion of these facilities consisted of stand-by facilities for loans with varying maturities through the year 2007. A fee normally not exceeding 0.25% of the unused portion is charged for credit facilities.

Note 25 Current liabilities

Balance sheet amounts for loans were as follows:
	2001	2002	2003
Bank loans	7,417	5,442	3,430
Other loans 1	29,400	20,576	23,988
Total	36,817	26,018	27,418

Bank loans include current maturities, 1,659 (1,046; 1,484), of long-term loans. Other loans include current maturities of long-term loans, 14,470 (11,138; 12,608), and commercial paper, 5,836 (8,762; 15,966).

  Non-interest-bearing liabilities accounted for 49,561 (48,599; 50,935), or 64% (65; 58) of the Group’s total current liabilities.

  Balance sheet amounts for Other current liabilities were as follows:

	2001	2002	2003
Advances from customers	3,112	2,589	1,821
Current income tax liabilities	707	621	459
Wages, salaries and withholding taxes	4,368	4,335	4,630
VAT liabilities	772	1,056	988
Accrued expenses and prepaid income 1)	7,724	7,315	8,113
Deferred leasing income	2,033	1,652	1,230
Residual value liability	4,341	3,985	3,201
Other liabilities	5,156	4,832	4,591
Total	28,213	26,385	25,033

Secured bank loans at year-end 2003 amounted to 96 (588; 472). The corresponding amount for other current liabilities was 1,987 (1,775; 1,732).><

(1) Effective in 2003, Volvo has adopted RR 27, Financial instrument; Disclosure and presentation. See further in Note 1. As result of this change of accounting principles other loans increased by SEK 3.0 billion and accrued interest expenses increased by SEK 0.6 billion at December 31, 2003.

Note 26 Assets pledged

	2001	2002	2003
Property, plant and
equipment – mortgages	264	356	248
Assets under operating
leases	1,246	964	2,031
Chattel mortgages	394	495	350
Receivables	1,063	1,180	678
Inventories	199	66	76
Cash, marketable securities	556	549	426
Other	15	–	–
Total	3,737	3,610	3,809

The liabilities for which the above assets were pledged amounted at year-end to 3,860 (3,721; 3,907).

Note 27 Contingent liabilities

	2001	2002	2003
Credit guarantees
– issued for associated companies	67	219	154
– issued for customers and others	5,557	3,337	3,508
Tax claims	1,151	982	1,098
Other contingent liabilities	3,666	4,796	4,851
Total	10,441	9,334	9,611

The reported amounts for contingent liabilities reflect the Volvo Group’s risk exposure on a gross basis. The reported amounts have thus not been reduced because of counter guarantees received or other collaterals in cases where a legal offsetting right does not exist. At December 31, 2003, the estimated value of counter guarantees received and other collaterals, for example the estimated net selling price of used products, amounted to 5,149.

Recourse obligations pertain to receivables that have been transferred, less reduction for recognized credit risks. Tax claims pertain to charges against the Volvo Group for which provisions are not considered necessary.

Legal proceedings

In March 1999, an FH 12 Volvo truck was involved in a fire in the Mont Blanc tunnel. The tunnel suffered considerable damage from the fire, which continued for 50 hours. 39 people lost their lives in the fire, and 34 vehicles were trapped in the tunnel. It is still unclear what caused the fire. The Mont Blanc tunnel was re-opened for traffic in 2002. An expert group was appointed by the Commercial Court in Nanterre, France, to investigate the cause of the fire and the losses it caused. At present, it is not possible to anticipate the result of this on-going investigation or the result of other French legal actions in progress regarding the fire. The investigating magistrate appointed to investigate potential criminal liability for the fire issued its final order and all parties previously placed under investigation, including Volvo Truck Corporation, have been sent to trial for unintentional manslaughter. It is expected that the trial will take place in 2005.

A claim was filed with the Commercial Court in Nanterre by the insurance company employed by the French tunnel operating company against certain Volvo Group companies and the trailor manufacturer in which compensation for the losses claimed to have been incurred by the tunnel operating company was demanded. The claimant requested that the Court postpone its decision until the expert group has submitted its report. The Court of Nanterre has since then declined jurisdiction in favour of the civil Court of Bonneville before which several other claims had been filed in connection with this matter. As a result, the Court of Bonneville is likely ultimately to rule on all civil liability claims filed in France against Volvo Group companies in connection with the Mont-Blanc tunnel fire. Volvo Group companies are also involved in proceedings regarding this matter before courts in Aosta, Italy and Brussels, Belgium. Volvo is unable to determine the ultimate outcome of the litigation referred to above.

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

Note 28 Cash flow Other items not affecting cash pertain to risk provisions and losses related to doubtful receivables and customer-financing receivables 1,079 (1,306; 1,541), deficit in the Swedish pension fund – (807; –), capital gains on the sale of subsidiaries and other business units 85 (–; 829), write-down of shares in Scania AB and Henlys Group Plc amounting to 4,030 (–; –) and other negative 95 (negative 158; negative 173).

Net investments in customer-financing receivables resulted in 2003 in a negative cash flow of SEK 4.3 billion (5.7; 3.7). In this respect, liquid funds were reduced by SEK 15.6 billion (14.9; 16.6) pertaining to new investments in financial leasing contracts and installment contracts.

Investments in shares and participations, net in 2003 and in 2002 amounted to SEK 0.1 billion. Divestments of shares and participations, net in 2001 amounted to SEK 3.9 billion, mainly related to the sale of Volvo’s holding in Mitsubishi Motors Corporation.

Acquired and divested subsidiaries and other business units, net in 2003 amounted to SEK 0.0 billion and in 2002 to a negative SEK 0.1 billion. Acquired and divested subsidiaries and other business units, net in 2001 amounted to SEK 13.0 billion mainly pertained to the final payment of SEK 12.1 billion from the sale of Volvo Cars, divestment of the insurance operation in Volvia and acquired liquid funds within Mack and Renault V.I.

During 2003, 2002 and 2001 net installments of loans to external parties contributed SEK 0.9 billion, SEK 1.7 billion and SEK 0.2 billion, respectively to liquid funds.

The change during the year in bonds and other loans increased liquid funds by SEK 1.9 billion (decrease 0.1; increase 6.2). New borrowing during the year, mainly the issue of bond loans and a commercial paper program, provided SEK 25.4 billion (33.1; 31.4). Amortization during the year amounted to SEK 23.5 billion (33.2; 25.2).

Note 29 Leasing

At December 31, 2003, future rental income from noncancellable financial and operating leases (minimum leasing fees) amounted to 27,586 (28,327; 31,109), of which 25,548 (25,737; 28,183) pertains to customer-financing companies. Future rental income is distributed as follows:

	Financial leases	Operating leases
2004	6,480	3,976
2005–2008	10,927	7,151
2009 or later	91	747
Total	17,498	11,874

Allowance for uncollectible future rental income	(168)
Unearned rental income	(1,618)
Present value of future rental income	15,712

At December 31, 2003, future rental payments (minimum leasing fees) related to noncancellable leases amounted to 5,009 (4,335; 5,192).

Future rental payments are distributed as follows:
	Financial leases	Operating leases
2004	355	1,148
2005–2008	937	1,653
2009 or later	67	849
Total	1,359	3,650

Rental expenses amounted to:

	2001	2002	2003
Financial leases:
– Contingent rents	(4)	(11)	(29)
Operating leases:
– Contingent rents	(82)	(46)	(58)
– Rental payments	(899)	(1,238)	(1,187)
– Sublease payments	14	16	69
Total	(971)	(1,279)	(1,205)

Book value of assets subject to finance lease:

	2002	2003
Acquisition costs:
Buildings	110	143
Land and land improvements	32	66
Machinery and equipment	24	69
Assets under operating lease	1,499	1,129
Total	1,665	1,407
Accumulated depreciation:
Buildings	(62)	(27)
Land and land improvements	–	–
Machinery and equipment	(11)	(3)
Assets under operating lease	(646)	(561)
Total	(719)	(591)
Book value:
Buildings	48	116
Land and land improvements	32	66
Machinery and equipment	13	66
Assets under operating lease	853	568
Total	946	816

Note 30 Related parties

The Volvo Group has transactions with some of its associated companies. The transactions consist mainly of sales of vehicles to dealers. Commercial terms and market prices apply for the supply of goods and services to/from associated companies. Bilia AB was reported as an associated company until June 30, 2003.

	2001	2002	2003
Sales to associated companies	2,179	2,813	1,486
Purchase from associated companies	18	44	24
Receivables from associated
companies, Dec 31	65	370	253
Liabilities to associated
companies, Dec 31	38	6	32

Group holdings of shares in associated companies are shown in Note 13, Shares and participations. The Volvo Group also has transactions with Renault S.A. and its subsidiaries. Sales to and purchases from Renault S.A. amounted to 2,893 (1,523; 1,839) and 2,756 (3,608; 3,265). Amounts due from and due to Renault S.A. amounted to 501 (426; 568) and 537 (642;1,128) respectively, at December 31, 2003. The sales were mainly from Renault Trucks to Renault S.A. and consisted of components and spare parts. The purchases were mainly made by Renault Trucks from Renault S.A. and consisted mainly of light trucks.

On May 2 2003, Volvo CE North America acquired assets associated with the distribution business of L.B. Smith Inc., which is not consolidated since the holding is intended to be temporary. The sales from Volvo CE to these operations from May 2 to December 31, 2003 amounted to 1,301 and the receivables at year-end amounted to 15.

Note 31 Government grants

During 2003, government grants amounting to 121 have been received, of which 77 has been accounted for in the income statement. The grants were mainly received from the European Commission and the Swedish government.

Note 32 Personnel

In accordance with a resolution adopted at the Annual General Meeting 2003, the fee paid to the Board of Directors is a fixed amount of SEK 5,200,000, to be distributed as decided by the Board. The Chairman of the Board, Lars Ramqvist, received a fee of SEK 1,200,000. Fixed and variable salaries and other benefits for the Chief Executive Officer and Executive Vice President are decided by the Board of Directors after recommendation by the Remuneration Committee of the Board. The Remuneration Committee furthermore reviews and recommends for resolution by the Board principles for remuneration for the Group Executive Committee as well as principles for variable salary systems, share-based incentive programmes, pension schemes and severance pay for senior executives. In addition, the Remuneration Committee approves remuneration of the members of the Group Executive Committee. Fixed and variable salaries in line with the program described below, and other benefits for other senior executives are prepared and decided by the executive’s superior, in consultation with his or her superior.

Remuneration to senior executives, SEK	Fixed Salary	Variable salary	Other benefits	Pension costs	Financial instruments	Total
Board Chairman	1,200,000	-	-	-	-	1,200,000
CEO	10,191,761	3,417,935	515,636	10,825,500	1,600,000	26,550,832
Other executives (GEC 1)	46,234,744	14,157,308	9,134,452	25,008,600	10,720,000	105,255,104
Total	57,626,505	17,575,243	9,650,088	35,834,100	12,320,000	133,005,936

1 Group Executive Committee.

Terms of employment of the CEO

The President and Chief Executive Officer, Leif Johansson, is entitled to a fixed annual salary. In addition, he may receive a variable salary based on operating income and cash flow up to a maximum of 50% of his fixed annual salary. In 2003, the variable salary corresponded to 33% of the fixed annual salary. Leif Johansson is also participating in the employee stock options program; in 2003 he was allotted 50,000 options based on the fulfillment of financial targets for 2002. Leif Johansson is eligible to take retirement with pension at age 55. Pension benefits earned prior to his employment at Volvo are coordinated with prior employers and consequently Volvo does not take the full pension cost for Leif Johansson. The defined pension benefits are vested and earned gradually over the years up to the employee’s retirement age and are fully earned at age 55. During the period between the ages of 55 and 65, he would receive a pension equal to 70% of his pensionable salary. For the period after reaching the age of 65 he will receive a pension amounting to 50% of his pensionable salary. The pensionable salary is the sum of 12 times the current monthly salary, Volvo’s internal value for company car, and a five-year rolling annual average of earned variable salary that is limited to a maximum of 50% of the annual salary. Leif Johansson has twelve months notice of termination from AB Volvo and six months on his own initiative. If AB Volvo terminates Leif Johansson’s employment, he is entitled to a severance payment equal to two years’ salary, plus the average of the outcome of the variable salary for the previous five years. The severance payment will be adjusted for any income after the termination of his contract with Volvo.

Variable salaries

Leif Johansson, the Group Executive Committee, members of the executive committees of subsidiaries and a number of key executives receive variable salaries in addition to fixed salaries. Variable salaries are based on operating income and cash flow of the Volvo Group and/or of the executive’s company, in accordance with a system established by the Volvo Board in 1993 and reviewed in 2000 and 2001. A variable salary may amount to a maximum of 50% of the fixed annual salary.

Severance payments and early retirement

The employment contracts of the Group Executive Committee and certain other senior executives contain provisions for severance payments when the Company terminates employment, as well as rules governing pension payments to executives who take early retirement. The rules governing severance payments provide that, when the Company terminates employment, an employee is entitled to severance pay equal to the employee’s monthly salary for a period of 12 or 24 months, depending on age at date of severance. In certain contracts, replacing contracts concluded earlier, an employee is entitled to severance payments amounting to the employee’s monthly salary for a period of 30 to 42 months. In agreements concluded after the spring of 1993, severance pay is reduced, in the event the employee gains employment during the severance period, in an amount equal to 75% of income from new employment.

An early retirement pension may be received when the employee reaches the age of 60. A pension is earned gradually over the years up to the employee’s retirement age and is fully earned at age 60. From that date until reaching the normal retirement age, the retiree will receive a maximum of 70% of the qualifying salary. From the age of normal retirement, the retiree will receive a maximum of 50% of the qualifying salary.

Incentive programs

Volvo currently has two different types of option programs for senior executives, one call option program and one program for employee stock options. The employee stock options may only be exercised if the holder is employed by Volvo at the end of the vesting period. However, if the holder’s employment with Volvo is terminated for any reason other than dismissal or the holder’s resignation, the options may be exercised in part in relation to how large part of the vesting period the holder has been employed. If the holder retires during the vesting period, he or she may exercise the full number of options.

New stock-based incentive program

The Board of Directors has proposed to the Annual General Meeting to approve a new stock-based incentive program for senior executives within the Volvo Group that will replace the present stock option program. Under the program, a total of maximum 110,000 Volvo shares can be allotted to approximately 165 senior executives. The number of shares to be allotted is proposed to depend upon the fulfillment of certain financial goals during the financial year 2004. Assuming said goals are fulfilled in full and that the Volvo share prices is SEK 243 at the time of allotment, Volvos cost for the program including social fees will be around SEK 35 M. The Board has furthermore proposed to the Annual General Meeting that the stock-based incentive programme may be hedged through transfer of Volvo’s own shares.

Programs from prior years				This year’s program
	1999/2004, call options number	2000/2005, call options number	2001/2004 employee stock options umber	2003/2008 employee stock options
				number	value	benefit
Financial instruments
Board Chairman	-	-	-	-	-	-
CEO	5,045	8,821	13,600	50,000	1,600,000	1,600,000
Other senior executives	41,052	108,108	82,645	1,000,000	32,000,000	32,000,000
Total	46,097	116,929	96,245	1,050,000	33,600,000	33,600,000

		Total number of outstanding options
Summary of option programs	Allotment date	Dec 31, 2002	Dec 31, 2003	Exercise price	Term of The options	Value/ option	Vesting, years
1998, call options 1	May 5, 1999	58,659	46,097	290.70	May 18, 1999– May 4, 2004	68.70	n/a
1998, call options 2	April 28, 2000	119,956	116,929	313.50	Apr 28, 2000– Apr 27, 2005	55.75	n/a
2000, employee stock options 3	Jan 12, 2000	595,000	-	239.35	Mar 31, 2002– Mar 31, 2003	35.00	2
2000, employee stock options 3	May 4, 2001	163,109	96,245	159.00	May 4, 2003– May 3, 2004	22.00	2
2002, employee stock options 3	May 2, 2003	-	1,050,000	163.00	May 2, 2006– May1, 2008	32.00	3

1 The call options gives the holder the right to acquire 1.03 Series B Volvo shares for each option held from a third party. The price of the options is based on a market valuation by Trygg-Hansa

Livförsäkrings AB. The number of options corresponds to a part of the executive’s variable salary earned. The options were financed 50% by the Company and 50% from the option-holder’s variable salary.

2 The options gives the holder the right to acquire one Series B Volvo share for each option held from a third party. The price of the options is based on market valuation by UBS Warburg. The number of options corresponds to a part of the executive’s variable salary earned. The options were financed 50% by the Company and 50% from the option holder’s variable salary.

3 In January 2000, a decision was made to implement a new incentive program for senior executives within the Volvo Group in the form of so-called employee stock options. The decision covers allotment of options for 2000, 2001 and 2002. The executives have not made any payment for the options. The employee stock options gives the holders the right to exercise their options or alternatively receive the difference between the actual price at that time and the exercise price determined at allotment. The theoretical value of the options at allotment was set using the Black & Scholes pricing model for options. Volvo has, as regards the options alloted in 2000 and 2001, hedged the commitments (including social costs) relating to a future increase in share price, through a Total Return Swap. Should the share price be lower than the exercise price at the closing date, Volvo will pay the swap-holder the difference between the actual share price and the exercise price at that time for each outstanding option. The Board has proposed to the Annual General Meeting that options allotted in 2003 may be hedged through transfer of Volvos own shares.

Renewal of the personnel stock options program for 2003

The Board of AB Volvo decided to renew the personnel stock options program established in 2000, and renewed in 2001 and 2002, and through which senior executives in the Volvo Group are allotted options on B shares in AB Volvo. The size of the allotment is determined by how well certain financial goals for 2003 are achieved. There will be no allotment under the program in 2004.

All obligations related to the employee stock option plans, including the Total Return Swaps, are marked to market on a continuing basis and any change in the obligation is recorded in the income statement. In 2003, the cost for the employee stock option plans amounted to 65 (cost 36, income 15). At December 31, 2003 the provision related to these options amounted to 74.

	Program
Change in number of options per program
Number of options	2000	2001	2003
Dec 31, 2000	595,000	–	–
Alloted	–	163,109	–
Cancelled	–	–	–
Exercised	–	–	–
Dec 31, 2001	595,000	163,109	–
Alloted	–	–	–
Cancelled	–	–	–
Exercised	–	–	–
Dec 31, 2002	595,000	163,109	–
Alloted	–	–	1,125,000
Cancelled	595,000	9,792	75,000
Exercised	–	57,072	–
Dec 31, 2003	–	96,245	1,050,000

	2001		2002		2003
Average number of employees	Number of employees	of which women, %	Number of Employees	of which women, %	Number of employees	of which women, %
AB Volvo
Sweden	105	53	132	54	117	54
Subsidiaries
Sweden	24,463	17	24,434	18	25,553	17
Western Europe	26,043	13	24,996	14	26,604	15
Eastern Europe	1,862	13	2,087	14	2,302	15
North America	13,450	18	12,759	17	11,136	19
South America	2,071	11	2,057	11	2,216	11
Asia	2,599	10	2,526	13	3,599	13
Other countries	1,438	10	1,555	11	1,629	13
Group total	72,031	15	70,546	16	73,156	16
	2003
Board members and chief officers	Number at year-end	of which women, %
AB Volvo
Board members	13	15
Presidents and other senior executives	15	7
Volvo Group
Board members	1,018	13
Presidents and other senior executives	1,412	14

Wages, salaries and other remunerations, SEK M	2001			2002			2003
AB Volvo	Board and Presidents 1)	of which variable salaries	Other employees	Board and Presidents 1)	of which variable salaries	Other employees	Board and Presidents 1)	of which variable salaries	Other employees
Sweden	24.4	1.9	70.3	22.7	3.4	93.9	26.9	7.7	85.7

Subsidiaries
Sweden	64.4	11.3	7,277.4	64.6	9.0	7,553.4	77.7	10.7	8,028.5
Western Europe	356.0	14.2	7,661.3	381.7	15.7	7,802.2	390.3	25.8	8,352.1
Eastern Europe	11.7	3.8	214.4	6.1	-	247.0	7.3	-	281.5
North America	174.4	14.3	7,135.9	170.1	13.2	6,200.9	184.5	12.9	5,075.3
South America	48.5	2.7	355.3	37.5	1.8	298.2	38.3	-	276.8
Asia	47.7	1.2	660.1	43.5	1.1	700.1	42.2	0.9	670.4
Other countries	13.0	-	231.1	9.2	-	295.7	8.9	-	325.8
Group total	740.2	49.4	23,605.8	735.4	44.2	23,191.4	770.0	58.0	23,096.1

Wages, salaries and other remunerations, SEK M	2001			2002			2003
	Wages, salaries and other remunerations	Social costs	Of which pension costs	Wages, salaries and other remunerations	Social costs	Of which pension costs	Wages, salaries and other remunerations	Social costs	Of which pension costs
AB Volvo 2)	94.7	111.9	92.5	116.6	192.8	167.9	115.3	80.0	54.0
Subsidiaries	24,251.3	8,995.1	3,239.7	23,810.2	10,016.0	4,304.1	23,759.8	10,565.8	3,820.2
Group total 3)	24,346.0	9,107.0	3,332.2	23,926.8	10,208.8	4,472.0	23,875.1	10,645.8	3,874.2

1 Including current and former Board members, Presidents and Executive Vice Presidents.

2 Of the Parent Company’s pension costs, 19.3 (47.1; 21.9) pertain to Board members and Presidents. The Company’s outstanding pension obligations to these individuals amount to 290.8 (334.7; 319.1).

3 Of the Group’s pension costs, 170.7 (135.9; 100.3) pertain to Board members and Presidents. The Group’s outstanding pension obligations to these individuals amount to 732.7 (670.3; 558.4).

Note 33 Fees to the auditors

Audit fees	2001	2002	2003
Audit fees to
PricewaterhouseCoopers	60	63	66
Audit fees to
other audit firms	14	4	3
Total	74	67	69

Other fees to PricewaterhouseCoopers
Fees for audit related services	59	22	23
Fees for tax services	47	43	30
Fees for other services	15	25	11
Total	121	90	64
Fees and other remuneration to external auditors total	195	157	133

Auditing assignments involve examination of the annual report and financial accounting and the administration by the Board and the President, other tasks related to the duties of a company auditor and consultation or other services that may result from observations noted during such examination or implementation of such other tasks. All other tasks are defined as other assignments.

Note 34 Financial risks and instruments

In its operations, the Volvo Group is exposed to various types of financial risks. Groupwide policies, which are updated and decided upon annually, form the basis of each Group company’s management of these risks. The objectives of the Group’s policies for management of financial risks are to optimize the Group’s capital costs by utilizing economies of scale, to minimize negative effects on income as result of changes in currency or interest rates, to optimize risk exposure and to clarify areas of responsibilities within the Group’s finance and treasury activities. Monitoring and control of that established policies are adhered to is conducted continuously centrally and at each group company. Most of the Volvo Group’s financial transactions are carried out through Volvo’s inhouse bank, Volvo Treasury, which conducts its operations within established risk mandates and limits. Credit risks are mainly managed by the different business areas.

  The nature of the various financial risks and objectives and policies for the management of these risks are desribed in the sections below. When applicable, information is also presented about the carrying values and fair values of Volvo’s holdings of financial instruments at the balance sheet date. Volvo’s accounting policies for financial instruments are described in Note 1. In calculating the fair values of financial instruments, Volvo has primarily used official rates or prices quoted on the capital markets. In their absence, the valuation has been made by discounting future cash flows at the market interest rate for each maturity. In the case of instruments with maturities shorter than three months, the carrying value has been assumed to closely approximate the fair value. All reported fair values are calculated values that will not necessarily be realized.

Currency risks

Currency risks in Volvo’s operations are related to changes in the value of contracted and projected future flows of payments (commercial currency risks), to changes in the value of loans and financial investments (financial currency risks) and to changes in the value of assets and liabilities in foreign subsidiaries (equity currency risks). The objective of Volvo’s management of currency risks is to minimize short-term negative impact on Volvo’s income and financial position as a consequence of changes in currency exchange rates.

Commercial currency risks

Volvo uses forward contracts and currency options to hedge the value of future payments in foreign currencies. According to the Group’s currency policy, between 50% and 80% of the projected net flow in each currency is hedged for the coming 6 months, 30% to 60% for months 7 through 12 and firm flows beyond 12 months should normally be fully hedged. The notional amount of all forward and option contracts outstanding as of December 31, 2003 was SEK 16.5 billion (20.9; 12.1). The fair value of these contracts amounted on the same date to 1,335. If assuming an instantaneous 10% strengthening of the SEK versus all other currencies, the fair value would amount to 2,715. If assuming an instantaneous 10% weakening of the SEK versus all other currencies the fair value would be negative of 45. Actual foreign currency rates rarely move instantaneously in the same direction and the actual impact of exchange rate changes may thus differ from the above sensitivity analyses. Further specifications of outstanding contracts are included in the tables below. Currencies, average contract rates and maturities of outstanding forward contracts and option contracts as of December 31, 2003 for hedging of commercial currency risks.

		Currencies			Other currencies	Fair value 2)
Million		Net flow USD	Net flow GBP	Net flow EUR	Net SEK
Due date 2004	Amount rate 1)	895 8.21	138 13.11	490 9.19	1,994
Due date 2005	Amount rate 1)	130 9.69	(4) 14.55	(3) 9.13	(296)
Due date 2006	Amount rate 1)	92 8.43	0 0	0 0	(170)
Total of which, option contracts		1,117 177	134 0	487 116	1,528 (148)
Fair value of forward and option contracts, SEK M 2)		1,430	16	79	(190)	1,335

1 Average forward contract rate.
2 Outstanding forward contracts valued at market rates.

Net flows per currency 2003

		Currencies			Other currencies	Total
Million		USD	GBP	EUR	Net SEK
Net flows 2003	Amount rate 3	926 8.0778	260 13.2023	1,298 9.1258
Net flows SEK M, 3)		7,500	3,400	11,800	6,800	29,500
Hedged portion, % 4)		97	53	38

3 Average exchange rate during the financial year.

4 Outstanding currency contracts, regarding commercial exposure due in 2004, percentage of net flows 2003.

Outstanding forward contracts and option contracts for hedging of commercial currency risks

	December 31, 2001			December 31, 2002			December 31, 2003
	Notional amount 1)	Carrying value	Fair value	Notional amount 1)	Carrying value	Fair value	Notional amount 1)	Carrying value	Fair value
Foreign exchange forward contracts
–receivable position	9,780	16	554	25,857	149	1,017	19,823	53	1,449
-payable position	20,022	(271)	(1,753)	10,210	(5)	(202)	6,104	-	(208)
Options purchased
–receivable position	173	-	0	4,484	-	94	8,012	-	148
-payable position	75	(1)	(1)	117	-	(1)	110	-	-
Options - written
–receivable position	-	-	-	-	-	-	-	-	-
-payable position	-	-	-	3,458	-	(53)	7,082	-	(54)
Subtotal		(256)	(1,200)		144	855		53	1,335
Commodity forward contracts
–receivable position	-	-	-	223	-	272	148	-	19
-payable position	-	-	-	88	-	(113)	119	-	(14)
Total		(256)	(1,200)		144	1,014		53	1,340

1 The notional amount of the derivative contracts represents the gross contract amount outstanding. To determine the estimated fair value, the major part of the outstanding contracts have been marked to market. Discounted cash flows have been used in some cases.

Financial currency risks

Loans and deposits in the Group companies are mainly made through Volvo Treasury in local currencies and financial currency exposure in the individual entities are thereby being minimized. Volvo Treasury uses various derivative instruments in order to provide deposits and lending in different currencies without increasing the company’s own risk. The Volvo Group’s net financial position is being affected by changes in currency rates because financial assets and liabilities are allocated between Group companies operating in different currencies. Carrying amounts, fair values and additional specifications of derivative instruments used to manage currency and interest rate risks related to financial assets and liabilities are shown in the table on page F-41.

Equity currency risks

The Group value of assets and liabilities in foreign subsidiaries is affected by currency exchange rates in connection with the translation to SEK. Equity currency risks are being minimized by ongoing optimization of the amount of equity in foreign subsidiaries with consideration of commercial and legal prerequisites. Equity hedging could be made if the equity level of a foreign subsidiary is considered as too high. At year-end 2003, net assets in subsidiaries and in associated companies outside Sweden amounted to SEK 22.6 billion. Of this amount, SEK 0.7 billion was hedged by loans in foreign currencies. Hedging of investments in associated companies and other companies will be executed on a case-by-case basis.

Interest rate risks

Interest rate risks include the risks that changes in interest rates affects the Group’s income and cash-flow (cash-flow risks) or the fair value of financial assets and liabilities (price risks). By matching fixed interest periods of financial assets and liabilities the exposure for interest rate risks is reduced. Interest rate swaps are used to change the fixed interest rate periods of the Group’s financial assets and liabilities. Exchange rate swaps make it possible to borrow in foreign currencies in different markets without incurring currency risks. Volvo also holds standardized futures and forward rate agreements. The majority of these contracts are used to secure interest levels for short-term borrowing or deposits. Carrying amounts, fair values and additional specifications of derivative instruments used to manage currency and interest rate risks related to financial assets and liabilities are shown in the adjoining table.

Cash-flow risks

The exposure for cash-flow risks related to changes in interest rates pertains mainly to the Group’s customer financing operations and interest net. According to the Group policy, matching of interest rate terms between lending and funding should exceed 80% in the customer financing operations. At the end of 2003, this matching was 94%. Volvo’s interest-bearing assets, apart from the customer financing portfolio, consisted at the end of 2003 mainly of liquid funds that were invested in interest bearing securities with short-term maturities. By use of derivative instruments, the target is to achieve a fixed interest period of six months for the Group’s liquid funds. At December 31, 2003, the average interest rate on liquid funds was 3.3%. Volvo’s interest bearing liabilities, apart from loans designated to funding of the customer financing portfolio, consisted on the same date mainly of provisions for post-employment benefits and loans. Of such loans outstanding at year-end, US dollar loans amounting to SEK 2.9 billion had an average fixed interest period of 4.2 years. For the remaining amount of loans outstanding, the interest rate terms with consideration of derivative instruments were corresponding to a fixed interest period of six months. The average interest rate at year-end was 4.1%.

  If assuming an instantaneous one percentage (100 basis points) increase in interest rates of all currencies from their levels at December 31, 2003, with all other variables held constant, Volvo’s income after financial items over a 12-month period would increase by 77. If assuming a corresponding one percentage (100 basis points) decrease in interest rates, Volvo’s income after financial items would decrease by the same amount. It should be noted that the assumptions on which this sensitivity analysis is based upon rarely occur in reality. Actual interest rates rarely move instantaneously. Also, the sensitivity analysis assumes a parallel shift of the yield curve and that both assets and liabilities react correspondingly to changes in market interest rates. The impact from actual interest rate movements may thus differ from the above analysis.

Price risks

The exposure for price risks as a result of changes in interest rates is attributable to financial assets and liabilities with extended fixed interest rate terms. A comparison between carrying values and fair values of Volvo’s all financial assets, liabilities and derivative instruments is presented in the table on page F-42.

Market risks attributable to investments in shares or other equity instruments

The Volvo Group is exposed to market risks attributable to investments in shares or other equity instruments because funds that have been transferred to Volvo’s pension plans partially are invested in instruments of this nature. Additional information regarding plan assets and obligations of Volvo’s pension plans is presented in Note 22. Apart from Volvo’s pension plans, investments in shares are only made if motivated by operational purposes. A comparison between carrying values and market values of Volvo's holdings in listed companies is included in Note 13.

Credit risks

Volvo’s granting of credits is governed by common policies and rules for classification of customers. The credit portfolio should include a proper distribution among different categories of customers and industries. Credit risks are managed through active monitoring, follow-up routines and in appropriate cases repossession of products. Furthermore, it is continuously monitored that appropriate allowances are made for doubtful receivables.

  At December 31, 2003, the credit portfolio within Volvo’s customer financing operations amounted to approximately SEK 60 billion. The credit risks within this portfolio are distributed among a large number of individual customers and dealers. Collaterals exist in the form of the products being financed. When granting credits, an effort is made to balance risk exposure and expected yield.

  The Volvo Group’s financial assets are primarily managed by Volvo Treasury and invested in the money and capital markets. All investments must meet criteria for low credit risk and high liquidity. In accordance with Volvo’s credit policy, counterparties for both investments and transactions in derivatives must in general have a received a rating of "A" or better from one of the well established credit-rating agencies.

  At the use of derivative instruments a counterparty risk will arise, i.e. the risk that a counterparty will not fulfill its part of a contract and that a potential gain will not be realized. Where appropriate, master netting agreements are signed with the respective counterparties to reduce exposure. The credit risk in futures contracts is limited through daily or monthly cash settlements of the net change in value of open contracts. The estimated gross exposure for counterparty risks related to forward exchange contracts, interest rate swaps and futures, options and commodity forward contracts amounted to 1,687; 4,844; 163 and 19 as of December 31, 2003.

Liquidity risks

Volvo maintains a strong financial position by contiously keeping a certain percentage of sales in liquid assets. A proper balance between short-term and long-term borrowing, as well as the ability to borrow in the form of credit facilities, are designed to ensure long-term financing.

Outstanding derivate instruments for hedging of financial currency risks and interest rate risks

	December 31, 2001			December 31, 2002			December 31, 2003
	Notional amount 1)	Carrying value	Fair value	Notional amount 1)	Carrying value	Fair value	Notional amount 1)	Carrying value	Fair value
Interest-rate swaps
–receivable position	62,456	3,670	4,549	78,571	2,822	4,404	90,428	3,253	4,662
– payable position	86,328	(3,888)	(4,633)	73,257	(1,568)	(2,536)	93,400	(1,431)	(2,266)
Forwards and futures
–receivable position	230,323	120	120	260,921	216	216	426,873	183	182
– payable position	250,390	(126)	(126)	255,503	(217)	(220)	437,570	(193)	(198)
Foreign exchange derivative contracts
–receivable position	6,306	96	100	15,962	211	202	14,639	216	238
–payable position	21,465	(428)	(435)	5,443	(70)	(72)	1,774	(67)	(39)
Options purchased, caps and floors
–receivable position	-	-	-	-	-	-	291	-	15
–payable position	-	-	-	200	-	(7)	200	-	(5)
Options purchased, caps and floors
–receivable position	-	-	-	-	-	-	-	-	-
–payable position	-	-	-	-	-	-	-	-	-
Total		(556)	(425)		1,394	1,987		1,961	2,589

Fair value of Volvo’s financial instruments 1)

	December 31, 2001		December 31, 2002		December 31, 2003
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Investments in shares and participations
fair value determinable 2	25,245	17,661	25,220	15,537	21,217	18,798
fair value not determinable 3	586	-	615	-	626	-
Customer-financing receivables	48,784	49,102	46,998	47,508	46,002	46,244
Other loans to external parties and other interest-bearing receivables	7,334	7,897	4,807	4,735	6,483	6,623
Marketable securities	13,514	13,399	16,707	16,659	19,529	19,518
Total	95,463	88,059	94,347	84,439	93,857	91,183
Liabilities
Long-term bond loans and other loans	44,751	46,731	46,419	48,282	46,674	48,175
Short-term bank loans and other loans	36,817	36,900	26,018	26,083	27,418	27,655
Total	81,568	83,631	72,437	74,365	74,092	75,830
Derivative instruments
Outstanding derivative contracts for hedging of commercial currency risks	(256)	(1,200)	144	855	53	1,335
Outstanding commodity contracts	-	-	-	159	-	5
Outstanding derivative contracts for hedging of financial currency risks and interest rate risks	(556)	(425)	1,394	1,987	1,961	2,589

1 This table only include a comparison between carrying values and fair values for interest bearing balance sheet items and derivative instruments. For non interest bearing financial instruments, such as accounts receivable and trade payables, the carrying values are considered to be equal to the fair values.

2 Pertains mainly to Volvo’s investments in Scania AB, Deutz AG and Henlys Group Plc. For the purpose of these disclosures, fair values of listed shares are based upon quoted market prices at the end of the period.

3 No single investment represents any significant amount.

Note 35

Net income and shareholders’ equity in accordance with US GAAP

A summary of the Volvo Group’s net income and shareholders’ equity determined in accordance with US GAAP, is presented in the accompanying tables.

Application of US GAAP would have the following effect on consolidated net income and shareholders’ equity:

Net income	2001	2002	2003

Net income in accordance with Swedish accounting principles	(1,467)	1,393	298
Items increasing (decreasing) reported net income
Derivative instruments and hedging activities (A)	(298)	1,772	882
Business combinations (B)	((744)	1,094	556
Investments in debt and equity securities (C)	(153)	(9,616)	4,007
Restructuring costs (D)	(579)	–	–
Post-employment benefits (E)	456	669	(651)
Alecta surplus funds (F)	111	410	2
Software development (G)	(212)	(212)	(211)
Product development (H)	(1,962)	(1,236)	(352)
Entrance fees, aircraft engine programs (I)	(324)	(219)	(20)
Other (J)	31	37	0
Income taxes on above US GAAP adjustments (K)	821	(357)	(532)
Net increase (decrease) in net income	(2,853)	(7,658)	3,681
Net income (loss) in accordance with US GAAP	(4,320)	(6,265)	3,979
Net income (loss) per share, SEK in accordance with US GAAP	(10.20)	(14.90)	9.50
Weighted average number of shares outstanding (in thousands)	422,429	419,445	419,445

Shareholders’ equity	2001	2002	2003
Shareholders’ equity in accordance with Swedish accounting principles	85,185	78,278	72,420
Items increasing (decreasing) reported shareholders’ equity
Derivative instruments and hedging activities (A)	(1,584)	188	1,054
Business combinations (B)	4,125	5,219	5,788
Investments in debt and equity securities (C)	(7,328)	(9,813)	(2,326)
Restructuring costs (D)	–	–	–
Post-employment benefits (E)	272	(20)	1,658
Alecta surplus funds (F)	(412)	(2)	–
Software development (G)	542	330	119
Product development (H)	(1,962)	(3,263)	(3,568)
Entrance fees, aircraft engine programs (I)	(719)	(855)	(874)
Other (J)	17	54	52
Income taxes on above US GAAP adjustments (K)	3,155	1,066	467
Net increase (decrease) in shareholders’ equity	(3,894)	(7,096)	2,370
Shareholders’ equity in accordance with US GAAP	81,291	71,182	74,790

Significant differences between Swedish and US accounting principles

A. Derivative instruments and hedging activities. Volvo uses forward exchange contracts and currency options to hedge the value of future commercial flows of payments in foreign currency and commodity purchases. Under Swedish GAAP outstanding contracts that are highly certain to be covered by forecasted transactions are not assigned a value in the consolidated financial statements.

  Under US GAAP Volvo does not apply hedge accounting for commercial derivatives. Outstanding forward contracts and options are valued at market rates, and unrealised gains or losses that thereby arise are included when calculating income. Unrealized net gains for 2003 pertaining to forwards and options contracts are estimated at 1,287 (870; losses 944).

  Volvo uses derivative instruments to hedge the value of the Group’s financial position. In accordance with US GAAP, all outstanding derivative instruments are valued at fair value. The unrealised gains or losses that thereby arise are included when calculating income. Only part of the Group’s hedges of financial exposure qualifies for hedge accounting under US GAAP and are accounted for as such. In fair value hedges the derivatives are valued at fair value and the hedged items are valued at fair value regarding the risk and period being hedged and included when calculating income. In cash flow hedges only the derivatives are valued at fair value and unrealised gains or losses are included in shareholders equity (other comprehensive income), and affect net income when the hedged transactions occur.

	Net income			Shareholders’ equity
Accounting for derivative instruments and hedging activities	2001	2002	2003	2001	2002	2003
Derivatives Commercial exposure	342	1,814	417	(944)	870	1,287
Derivatives Financial exposure	(685)	43	92	(685)	(642)	315
Derivatives in fair value hedges	808	426	(36)	808	1,234	315
Fair value adjustment hedged items	(765)	(511)	36	(763)	(1,274)	(138)
Transition adjustment	2	-	-	-	-	-
Basis adjustment on derecognised fair value hedges	-	-	373	-	-	(725)
Derivative instruments and hedging activities in accordance with US GAAP	(298)	1,772	882	(1,584)	188	1,054

B. Business combinations. Acquisitions of certain subsidiaries are reported differently in accordance with Volvo’s accounting principles and US GAAP. The differences are primarily attributable to reporting and amortization of goodwill.

  Effective in 2002, Volvo adopted SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders’ equity in accordance with US GAAP. In accordance with the transition rules of SFAS 142, Volvo has identified its reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss has been recognized as a result of the transitional goodwill evaluation. In Volvo’s income statement for 2003 prepared in accordance with Swedish GAAP, amortization of goodwill charged to income amounted to 873 (1,094). In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders’ equity under US GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2003. No impairment loss has been recognized as a result of these tests. Excluding amortization of goodwill, Volvo’s net loss during 2001 in accordance with US GAAP would have amounted to 3,018, corresponding to a basic and diluted net loss per share of SEK 7.10.

  In 2003, Volvo Construction Equipment acquired assets associated with the L.B. Smith distribution business in the United States. Under Swedish GAAP, this operation is classified as a temporary investment and therefore not consolidated in the Volvo Group. Under US GAAP, the acquired operations have been consolidated and accruals have been made for intercompany profits in the year-end inventory of the L.B. Smith business. Consolidation of the L.B. Smith distribution business under US GAAP affected Volvo’s income after financial items negatively with 138. The Group’s total assets increased by SEK 1.1 billion.

In 2003, Volvo exchanged the main part of its shareholding in Bilia AB versus 98% of the shares in Kommersiella Fordon Europa AB (KFAB). In accordance with Swedish GAAP, the acquisition cost of the shares in KFAB was determined to SEK 0.9 billion and the goodwill attributable to this transaction amounted to SEK 0.6 billion. In accordance with US GAAP, the acquisition cost of the shares amounted to SEK 0.7 billion and the goodwill was determined to SEK 0.5 billion. As a consequence, Volvo's capital gain on the divestment of Bilia shares was 179 lower under US GAAP than under Swedish GAAP.

  In 2001, AB Volvo acquired 100% of the shares in Renault V.I. and Mack Trucks Inc. from Renault SA in exchange for 15% of the shares in AB Volvo. Under Swedish GAAP, the goodwill attributable to this acquisition was set at SEK 8.4 billion while under US GAAP the corresponding goodwill was set at SEK 11.5 billion. The difference was mainly attributable to determination of the purchase consideration. In accordance with Swedish GAAP, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined to be based on the market price of the issued shares at the time of the transaction is completed. In accordance with US GAAP, such a purchase consideration is determined to be based on the market price of the underlying shares for a reasonable period before and after the terms of the transaction are agreed and publicly announced. The goodwill may be subject to adjustment pending resolution of the dispute between AB Volvo and Renault SA regarding the final value of acquired assets and liabilities in Renault V.I. and Mack Trucks.

  In 1995, AB Volvo acquired the outstanding 50% of the shares in Volvo Construction Equipment Corporation (formerly VME) from Clark Equipment Company, in the US In conjunction with the acquisition, goodwill of SEK 2.8 billion was reported. The shareholding was written down by SEK 1.8 billion, which was estimated to correspond to the portion of the goodwill that was attributable at the time of acquisition to the Volvo trademark. In accordance with US GAAP, the goodwill of SEK 2.8 billion was amortized over its estimated useful life (20 years) until 2002 when Volvo adopted SFAS 142 (see above).

	Amortization			Carrying value
Goodwill	2001	2002	2003	2001	2002	2003
Goodwill in accordance with Swedish GAAP	(1,058)	(1,094)	(873)	13,013	11,297	11,151
Items affecting reporting of goodwill:
Acquisition of Renault V.I. and Mack Trucks Inc.	(153)	430	415	2,899	3,329	3,744
Acquisition of Volvo Construction Equipment Corporation	(91)	51	51	1,226	1,277	1,328
Other acquisitions	–	613	407	–	613	841
Net change in accordance with US GAAP	(244) 1)	1,094	873	4,125	5,219	5,913
Goodwill in accordance with US GAAP	(1,302)	0	0	17,138	16,516	17,064

1 Income under US GAAP was in total 744 lower than under Swedish GAAP, including 244 due to higher goodwill amortization and 500 due to other differences in purchase accounting.

C. Investments in debt and equity securities. In accordance with US GAAP, Volvo applies SFAS 115: "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values, and for all debt securities. These investments are to be classified as either "held-to-maturity" securities that are reported at amortized cost, "trading" securities that are reported at quoted market prices with unrealized gains or losses included in earnings, or "available-for-sale" securities, reported at quoted market prices, with unrealized gains or losses being credited or debited to Other comprehensive income and thereby included in shareholders’ equity.

  As of December 31, 2003, unrealized losses after deduction of unrealized gains in "available-for-sale" securities amounted to 2,315 (9,763; 7,211). Sale of "available-for-sale" shares in 2003 provided SEK – (– ; 3,2 billion) and the capital gain, before income tax, on sales of these shares amounted to SEK – (– ; 0,6 billion).

  As set out above, all "available-for-sale" securities are valued at quoted market price at the end of each fiscal year with the change in value being credited or debited to Other comprehensive income. However, if a security’s quoted market price has been below the carrying value for an extended period of time, US GAAP include a presumption that the decline in value is "other than temporary". Under such circumstances, US GAAP require that the value adjustment must be recorded in Net income with a corresponding credit to Other comprehensive income. Accordingly, value adjustments amounting to 62 (9,683; –), have been charged to Volvo’s net income under US GAAP. Value adjustments during 2002 was mainly pertaining to Volvo’s investment in Scania AB. After these value adjustments, the remaining value of unrealized gains before tax credited to Other comprehensive income amounted to 3,399 as of December 31, 2003.

  In accordance with Swedish accounting principles, write-downs have been made to the extent the fair value of the investments is considered to be lower than the acquisition cost of the investment. During 2003, Volvos investments in Scania AB and Henlys Group Plc was written down by 3,601 and 429 respectively under Swedish GAAP. See further in Note 13.

Summary of debt and equity securities available for sale and trading	Carrying value 1)	Fair value 2)	SFAS 115- adjustment,gross	Income taxes	SFAS 115- adjustment, net
Trading, December 31, 2003	19,083	19,072	(11)	3	(8)
Trading, January 1, 2003	16,130	16,080	(50)	14	(36)
Change 2003			39	(11)	28
Available for sale
Marketable securities	446	446	-	-	-
Shares and convertible debenture loan	22,963	20,648	(2,315)	(29)	(2,344)
Available for sale
December 31, 2003	23,409	21,094	(2,315)	(29)	(2,344)
January 1, 2003	27,760	17,997	(9,763)	22	(9,741)
Change 2003 3)			7,448	(51)	7,397

1 In accordance with Swedish GAAP.

2 For the purpose of these disclosures, fair values have been based upon quoted market prices for listed securities.

3 Of the net SFAS 115 adjustment during 2003, 3,969 has been reported as an increase of net income in accordance with US GAAP and 3,428 has been reported in Other comprehensive income.

The carrying values and fair values for these securities were distributed as follows:

	January 1, 2003		December 31, 2003
	Carrying value 1)	Fair value 2)	Carrying value 1)	Fair value 2)
Available for sale
Marketable securities	422	422	446	446
Shares and convertible debenture loan	27,338	17,575	22,963	20,648
Trading	16,130	16,080	19,083	19,072

1 In accordance with Swedish GAAP.

2 For the purpose of these disclosures, fair values have been based upon quoted market prices for listed securities.

D. Restructuring costs. Up to and including 2000, restructuring costs were in the Volvo Group’s year-end accounts reported in the year that implementation of these measures was approved by each company’s Board of Directors. In accordance with US GAAP, costs were reported for restructuring measures only under the condition that a sufficiently detailed plan for implementation of the measures is prepared at the end of the accounting period. Effective in 2001, Volvo adopted a new Swedish accounting standard, RR 16 Provisions, contingent liabilities and contingent assets, which was substantially equivalent to US GAAP at that time. As from 2003, when SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" became effective under US GAAP, there are again differences compared to Swedish GAAP regarding the timing of when restructuring costs should be recognized in the income statement. However, no differences has been identified in relation to business transactions during 2003.

E. Provisions for post-employment benefits. Effective in 2003,

provisions for post-employment benefits in Volvo’s consolidated financial statements are accounted for in accordance with RR 29 Employee benefits, which conforms in all significant respects with IAS 19 Employee Benefits. See further in Note 1 and 22. In accordance with US GAAP, post-employment benefits should be accounted for in accordance with SFAS 87, "Employers Accounting for Pensions" and SFAS 106, "Employers’ Accounting for Post-retirement Benefits Other than Pensions". The differences between Volvo’s accounting principles and US GAAP pertain to different transition dates, recognition of past service costs and minimum liability adjustments.Net periodical costs for post-employment benefits.

Net periodical costs for post-employment benefits	2001	2002	2003

Net periodical costs in accordance with Swedish accounting principles	3,910	5,087	4,424
Net periodical costs in accordance with US GAAP	3,454	4,418	5,075
Adjustment of this year’s income in accordance with US GAAP, before income taxes	456	669	(651)

Net provisions for post-employment benefits	Dec 31, 2001	Dec 31, 2002	D ec 31, 2003
Net provisions for post-employment benefits in accordance with Swedish accounting principles	(13,877)	(15,528)	(15,094)
Difference in actuarial methods	(284)	170	–
Unrecognized actuarial (gains) and losses	1,154	1,350	5,296
Unrecognized transition (assets) and obligations according to SFAS 87, net	(52)	(33)	(29)
Unrecognized past service costs	–	–	659
Minimum liability adjustments	(546)	(1,507)	(4,268)

Net provisions for post-employment benefits in accordance with US GAAP	(13,605)	(15,548)	(13,436)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were 18,867; 18,340 and 13,475 at December 31, 2003.

F. Alecta surplus funds. In the mid-1990s and later years surpluses arose in the Alecta insurance company (previously SPP) since the return on the management of ITP pension plan assets exceeded the growth in pension obligations. As a result of decisions in December 1998, Alecta distributed, company by company, the surpluses that had arisen up to and including 1998. In accordance with a statement issued by a special committee of the Swedish Financial Accounting Standards Council, surplus funds that were accumulated in Alecta should be reported in companies when their present value can be calculated in a reliable manner. The rules governing how the refund was to be made were established in the spring of 2000 and an income amounting to 683 was included in the Group’s income statement under Swedish GAAP during 2000. In accordance with US GAAP, the surplus funds have been recognized in the income statement when settled.

G. Software development. In accordance with US GAAP (SOP 98–1

"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use") expenditures for software development should be capitalized and amortized over the useful lives of the projects. In Volvo’s accounting in accordance with US GAAP, SOP 98–1 is applied as of January 1999. In Volvo’s accounts prepared under Swedish GAAP up to and including 2000, expenditures for software development were expensed as incurred. Effective in 2001, Volvo adopted a new Swedish accounting standard, RR 15 Intangible assets. With regard to software development, the new standard is substantially equivalent to US GAAP and consequently the difference between Swedish and US GAAP is pertaining only to expenditures for software development during 1999 and 2000.

H. Product development. Effective in 2001, Volvo adopted a new

Swedish accounting standard, RR15 Intangible assets. In accordance with the new standard, which conforms in all significant respects to the corresponding standard issued by the International Accounting Standards Committee (IASC), expenditures for development of new and existing products should be recognized as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value of such intangible assets should be amortized over the useful lives of the assets. In accordance with the new standard, no retroactive application is allowed. Under US GAAP, all expenditures for development of new and existing products should be expensed as incurred.

I. Entrance fees, aircraft engine programs. In connection with its participation in aircraft engine programs, Volvo Aero in certain cases pays an entrance fee. In Volvo’s accounting these entrance fees are capitalized and amortized over 5 to 10 years. In accordance with US GAAP, these entrance fees are expensed as incurred.

J. Other. Other include accounting differences regarding interest costs,

leasing, stock option plans and guarantees.

  In accordance with US GAAP, interest expense incurred in connection with the financing of the construction of property and other qualifying assets is capitalized and amortized over the useful life of the related assets. In Volvo’s consolidated accounts, interest expenses are reported in the year in which they arise.

  The differences regarding leasing transactions pertain to sale-leaseback transactions prior to 1997.

  In accordance with Swedish GAAP, accruals are made for employee stock option programs to the extent that the exercise price of the options is lower than the actual market price of the shares at the end of the period. In accordance with US GAAP, such accruals should be allocated over the vesting period of the employee stock option program.

  In accordance with FIN 45 "Guarantor’s Accounting and Disclosure Requirement for Guarantees, Including indirect Guarantees of indebtness for Others", a liability should be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. In accordance with Swedish accounting principles, a liability should be recognized to the extent a company expects that a loss will be incurred as result of the guarantee commitment. At December 31, 2003, the gross value of credit guarantees issued for external parties amounted to 3,879. The fair value of these guarantees recognized under US GAAP amounted to 244. Counterguarantees received in respect of these commitments amounted to 167.

K. Income taxes on US GAAP adjustments. Deferred taxes are

generally reported for temporary differences arising from differences between US GAAP and Swedish accounting principles. During 2002, a new tax legislation was enacted in Sweden which removed the possibility to offset capital losses on investments in shares held for operating purposes against income from operations. As a result of the new legislation, a tax expense of 2,123 was charged to Volvo’s net income under US GAAP to reduce the carrying value of deferred tax assets relating to investments in shares classified as "available-for-sale".

Comprehensive income (loss)	2001	2002	2003
Net income (loss) in accordance with US GAAP	(4,320)	(6,265)	3,979
Other comprehensive income (loss), net of income taxes
Translation differences	1,015	(2,222)	(606)
Unrealized gains and (losses) on securities (SFAS 115):
Unrealized gains (losses) arising during the year	(1,532)	(2,425)	3,366
Less: Reclassification adjustment for (gains)
and losses included in net income	733	7,558	62
Additional minimum liability for pension obligations (SFAS 87)	(1,622)	(3,234)	186
Fair value of cash-flow hedges (SFAS 133)	–	–	(11)
Other	41	(165)	(12)
Other comprehensive income (loss), subtotal	(1,365)	(488)	2,985
Comprehensive income (loss) in accordance with US GAAP	(5,685)	(6,753)	6,964

Supplementary US GAAP information

Classification. In accordance with SFAS 95, "cash and cash equivalents" comprise only funds with a maturity of three months or less from the date of purchase. Some of Volvo’s liquid funds (see Notes 19 and 20) do not meet this requirement. Consequently, in accordance with SFAS 95, changes in this portion of liquid funds should be reported as investing activities.

Income from investments in associated companies is reported before income taxes in accordance with Swedish accounting principles, and after income taxes in accordance with US GAAP. Income taxes attributable to associated companies amounted 30 (65; 42).

Note 35, continued, supplementary US GAAP information

Recent US accounting pronouncements issued but not yet adopted

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No.150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Volvo do not expect that the adoption of SFAS 150 will have a significant impact on the Group’s financial position or results of operations.

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21,‘‘Accounting for Revenue Arrangements with Multiple Deliverables ’’. EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Volvo do not expect that the adoption of EITF 00-21 will have a significant impact on the Group’s financial position or results of operations.

On December 23, 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87,88, and 106, and a revision of FASB Statement No. 132 ("FAS 132 (revised 2003)"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No.88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The new rules require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The new disclosures are generally effective for 2003 calendar year-end financial statements of public companies, with a delayed effective date for certain disclosures, for foreign plans, and for non-public entities. As disclosed in Note 22, Volvo has foreign pension plans, mainly in the United States and Great Britain. Volvo will provide disclosures about foreign pension plans as required by FAS 132 (revised 2003) in its 2004 Annual Report on Form 20-F.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued Interpretation 46 Revised, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply in the first fiscal year or interim period ending after December 15, 2003 to variable interest entities created after January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after December 15, 2003 for "Special Purpose Entities" created before January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after March 15, 2004 for other entities created before January 31, 2003. Volvo is currently evaluating the impact of FIN 46 on the group for Variable Interest Entities created prior to January 31, 2003.

Segment reporting

	2001	2002	2003
Long-lived assets: [1]
Europe	90,300	90,073	66,141
North America	35,772	29,542	24,056
South America	2,543	1,488	1,633
Asia	3,381	2,915	2,405
Other markets	898	736	551
Total	132,894	124,754	94,717

whereof:
Sweden	49,525	48,953	24,994
United States	31,030	25,753	20,699
France	20,655	19,563	15,664

1) Defined as Non-current assets less Long-term interest-bearing financial assets and long-term deferred tax assets. The distribution between geographical areas is based on the domicila countries of the legal entities within the Group.

Allowance for customer-financing receivables

The changes in the valuation allowance for customer-financing receivables are presented in the table below:

Valuation allowance for customer finance receivables	2001	2002	2003
Balance at December 31, preceding year	1,133	1,773	1.488
Change of reserve charged to income	1,356	1,018	765
Utilization of reserve related to actual losses	(824)	(893)	(848)
Acquired and divested operations	(0)	0	0
Translation differences	96	(400)	(182)
Reclassifications, etc.	12	(10)	141
Balance at December 31, current year	1,773	1.488	1.364

Joint ventures

The following represents combined summarized financial information as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 for the joint ventures partly owned by Volvo as of December 31, 2003:

	2001	2002	2003
Income Statement Data

Net sales	5,921	5,449	3,665
Cost of operations	(6,554)	(5,298)	(3,565)
Financial income and expense	(189)	(131)	(61)
Income after financial items	(822)	20	39
Income taxes	316	(62)	(34)
Net income	(506)	(42)	5

Balance Sheet Data

Property, Plant and Equipment, net	704	525	439
Other non-current assets	1,350	1,041	892
Current assets	4,001	2,968	2,433
Total Assets	6,055	4,534	3,764

Shareholders' Equity	710	1,140	1,168
Provisions	736	360	248
Long-term liabilities	1,666	722	591
Current liabilities	2,943	2,312	1,757
Total Shareholders' Equity and Liabilities	6,055	4,534	3,764

From October 1, 2001, the operations of Prévost and Nova Bus became jointly controlled by Volvo and the Henlys Group Plc. At this time Volvo’s ownership reduced from 51% to 50%, as a result of which Volvo's interest in Prévost and Nova Bus was accounted for using proportionate consolidation from this time. The above information includes 100% of the results of these operations. Prior to October 1, 2001 Volvo consolidated 100% of these amounts and deducted a minority interest of 49%. From October 1, 2001 Volvo has only consolidated 50% of the results and assets of these operations. Up to December 31, 2002 Shanghai Sunwin Bus Corp and Xian Silver Bus Corp were reported according to the equity method. As from January 1, 2003, these joint ventures have been reported in accordance with the proportionate consolidation method. The above information includes 100% of the results and financial position of these operations.

Associated Companies

The following represents combined summarized financial information as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 for the associated companies partly owned by Volvo as of December 31, 2003:

	2001	2002	2003
Income Statement data

Net sales	15,085	14,294	13,546
Cost of operations	(14,829)	(14,032)	(13,371)
Financial income and expense	(386)	(343)	(261)
Income after financial items	(129)	(81)	(85)
Income taxes	(8)	(2)	(2)
Minority interests in net income	0	0	0
Net income	(137)	(83)	(87)

Balance Sheet data

Property, plant and equipment, net	3,319	2,704	2,228
Other non-current assets	2,899	2,586	1,944
Current assets	7,800	7,325	7,355
Total Assets	14,018	12,616	11,527

Shareholders' equity	483	471	449
Minority interests	0	0	0
Provisions	453	539	526
Long-term liabilities	4,866	3,814	2,914
Current liabilities	8,216	7,793	7,638
Total Shareholders' Equity and Liabilities	14,018	12,616	11,527

Volvo accounts for its interests in associated companies using the equity method. Consequently, Volvo’s income from investments in associated companies amounted to 50, 182 and 200 in 2001, 2002 and 2003 respectively. For further information, see note 6. At December 31, 2003 the carrying value of Volvo’s investments in associated companies was 363.

Undistributed earnings of foreign subsidiaries

The cumulative amount of undistributed earnings of foreign subsidiaries, which the Company currently intends to indefinitely reinvest outside of Sweden and upon which deferred income taxes have not been provided, is approximately SEK 11,497 million at December 31, 2003.

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

During 2001 a provision for restructuring measures of 3,862 was recognized. In Trucks the restructuring provision included costs for the integration of Mack and Renault V.I. in order to secure coordination gains made possible through the acquisition. The integration measures included reduction of the North American production capacity through a decision to close Mack’s Winnsboro plant and transfer of production to Volvo’s New River Valley plant. The closure of the Winnsboro plant was concluded in the fourth quarter 2002. Integration measures further included restructuring of the global distribution system and production structure. In addition to the integration measures, restructuring costs in Trucks included significant personnel reductions due to the prevailing business conditions, especially in North America. Restructuring measures in Buses were attributable to the shut down of Nova Bus’ plant for city buses in Roswell, United States. In Construction Equipment, restructuring measures were pertaining to close down of fabrication in the Asheville plant, United States, and to an overall redundancy program. In total, approximately 4,200 employees were affected by reductions as a consequence of the restructuring measures. Most part of these employees had left the Group at December 31, 2003. Remaining provisions at the end of 2003 include early retirement plans where former employees receive periodical pensions until they reach the normal age of retirement. The changes of accruals for restructuring measures relating to the programs described above are shown in the following table:

Accruals for restructuring measures	2001	2002	2003
Balance at December 31, preceding year	225	2,706	1,279
Accrual charged to income:
Termination benefits	2,259	-	-
Exit costs	1,603	-	-
Utilization of provisions:
Termination benefits	(720)	(501)	(442)
Exit costs	(673)	(686)	(123)
Translation differences	12	(240)	(136)
Balance at December 31, current year	2,706	1,279	578

Provisions for post-employment benefits

The tables below disclose information prepared in accordance with US GAAP about Volvo’s most significant defined benefit plans. Note 22 discloses corresponding information prepared in accordance with Swedish GAAP and a specification of differences between Swedish GAAP and US GAAP pertaining to accounting for post-employment benefits can be found on page F-45 of this footnote.

The actuarial calculations for defined benefit plans have been prepared by use of the following assumptions:

	2001	2002	2003
Sweden
Discount rate 1)	5.5	5.5	5.5
Expected return on plan assets 2)	7.0	7.0	6.0
Expected salary increases 2)	3.0	3.0	3.0
United States
Discount rate	7.0-7.25	6.75	6.25
Expected return on plan assets	9.0-9.5	9.0-9.5	7.65
Expected salary increases	5.0	3.5	3.5
France
Discount rate	5.5	5.5	5.25
Expected salary increases	3.0	3.0	3.0
Great Britain
Discount rate	5.75	5.5	5.5
Expected return on plan assets	7.0	7.0	7.0
Expected salary increases	3.75	3.5	3.5

1) Rates at the end of the year
2) Average for the year

Pension costs in accordance with US GAAP attributable to defined benefit plans in Sweden, United States, France and Great Britain
	2001	2002	2003
Current service costs	468	480	444
Interest costs	1 273	1 263	1 170
Expected return on plan assets	(1 435)	(1 214)	(718)
Actuarial gains and losses	-	105	338
Past service costs	55	53	54
Amortization of transition obligation	(19)	(21)	(21)
Curtailments and settlements	-	-	0
Termination benefits	-	24	58
Pension expenses attributable to defined benefit pension plans	342	690	1 325
Pension expenses attributable to defined contribution plans	2 534	3 113	3 177
Total pension expenses	2 876	3 803	4 502

Costs for post-employment benefits other than pensions in accordance with US GAAP
	2001	2002	2003
Current service costs	88	70	107
Interest costs	513	509	415
Expected return on plan assets	(27)	0	0
Actuarial gains and losses	1	4	(3)
Past service costs	3	32	26
Curtailments and settlements	-	-	(4)
Termination benefits	-	-	32
Total expenses for post-employments benefit other than pensions	578	615	573

Obligations in defined benefit plans		United		Great	US
	Sweden	States	France	Britain	Other
	Pensions	Pensions	Pensions	Pensions	benefits
Obligations at December 31, 2001	4 063	13 213	2 712	1 600	8 307
Acquisitions and divestments, net	-	1	-	-	-
Service costs	169	239	24	48	70
Interest costs	209	831	134	89	509
Unvested past service costs	-	-	-	-	(105)
Vested past service costs	-	-	-	-	-
Termination benefits	24	-	44	-	-
Curtailments	-	342	(8)	-	(6)
Employee contributions	-	-	-	17	-
Actuarial gains (-) and losses (+)	(366)	157	133	94	145
Exchange rate translation	-	(2 346)	(65)	(143)	(1 424)
Benefits paid	(105)	(896)	(492)	(42)	(579)
Obligations at December 31, 2002	3 994	11 541	2 482	1 663	6 917

Acquisitions and divestments, net	-	-	-	-	-
Service costs	160	202	34	48	104
Interest costs	226	711	145	88	414
Unvested past service costs	-	-	-	-	-
Vested past service costs	-	-	-	-	-
Termination benefits	27	-	32	-	-
Curtailments	0	32	-	-	-
Employee contributions	-	-	-	15	-
Actuarial gains (-) and losses (+)	(176)	917	(6)	-	686
Exchange rate translation	-	(2 136)	(26)	(148)	(1 279)
Benefits paid	(113)	(761)	(404)	(40)	(564)
Obligations at December 31, 2003	4 118	10 506	2 257	1 626	6 278

Fair value of plan assets in funded plans		United		Great	US
	Sweden	States	France	Britain	Other
	Pensions	Pensions	Pensions	Pensions	benefits
Plan assets at December 31, 2001	3 513	10 754	-	1 324	136
Acquisitions and divestments, net	-	-	-	-	-
Actual return on plan assets	(358)	(1 516)	-	(208)	1
Employer contributions	-	60	-	56	97
Employee contributions	-	-	-	17	-
Exchange rate translation	-	(1 641)	-	(108)	(19)
Benefits paid	-	(887)	-	(42)	(144)
Plan assets at December 31, 2002	3 155	6 770	0	1 039	71

Acquisitions and divestments, net	-	-	-	-	-
Actual return on plan assets	326	1 201	-	145	1
Employer contributions	-	843	-	49	81
Employee contributions	-	-	-	15	-
Exchange rate translation	-	(1 317)	-	(95)	(18)
Benefits paid	-	(754)	-	(39)	(24)
Plan assets at December 31, 2003	3 481	6 743	0	1 114	111

Net provisions for postemployment		United		Great	US
benefits	Sweden	States	France	Britain	Other	Other
	Pensions	Pensions	Pensions	Pensions	benefits	plans	Total
Funded status at December 31, 2002	(839)	(4 771)	(2 482)	(624)	(6 846)
Unrecognized actuarial (gains) and losses	1 350	3 952	133	613	70
Unrecognized transition (asset) and obligations according to SFAS87, net	(33)	-	-	(18)	7
Unrecognized prior service costs	-	600	-	9	225
Minimum liability adjustment	(1 090)	(3 817)	-	(417)	-
Net provisions for postemployment benefits at December 31, 2002	(612)	(4 036)	(2 349)	(437)	(6 544)	(1 570)	(15 548)

Funded status at December 31, 2003	(637)	(3 763)	(2 257)	(512)	(6 167)
Unrecognized actuarial (gains) and losses	(841)	3 203	140	458	679
Unrecognized transition (asset) and obligations according to SFAS87, net	14	-	-	(14)	4
Unrecognized prior service costs	-	476	-	7	162
Minimum liability adjustment	926	(3 057)	-	(264)	-
Net provisions for postemployment benefits at December 31, 2003	(538)	(3 141)	(2 117)	(325)	(5 322)	(1 993)	(13 436)

Stock based compensation

Volvo has several stock option schemes which are described in Note 32. These plans are for US GAAP purposes accounted for in accordance with APB 25. Under SFAS 123 these plans would be classified as plans with awards that call for settlement in cash and accounted for in a manner similar to that required under APB 25 and as a result there are no differences between the US GAAP net income or earnings per share reported in accordance with APB 25 and net income or earnings per share that would have been reported in accordance with SFAS 123.

Note 36 Subsequent events (unaudited)

At March 31, 2004, Henlys Group Plc announced that its 30% shareholding in TransBus would be written down as a consequence of this company being placed into administration. On June 10, 2004, Henlys Group announced that it was holding discussions with its lending banks and other principal creditors regarding a restructuring of the Henlys Group, and that it intended to delist its shares from the London Stock Exchange. At December 31, 2003, Volvo held 9.9% of the voting rights and capital of Henlys Group Plc. The carrying value of these shares amounted to SEK 95 million, corresponding to the market value of the shares at year-end. At May 28, 2004, the market value of Volvo’s shares in Henlys amounted to SEK 16 million. At December 31, 2003, further held a convertible debenture loan to Henlys Group Plc amounting to USD 240 million. The conertible debenture loan matures in October 2009 and the carrying value of this loan at December 31, 2003, amounted to SEK 1,746 million.

At the Annual General Meeting of AB Volvo on April 16, 2004, the Board’s proposal to transfer Volvo’s 27.3 million Series A shares in Scania AB to Ainax AB and thereafter to distribute 99% of the shares in Ainax AB to Volvo’s shareholders was approved. The value of the approved distribution of shares in Ainax AB was set at SEK 6,310 million. The Meeting also approved the Board’s proposal to pay a dividend to the shareholders of SEK 8.00 per share, or a total of SEK 3,356 million. June 1, 2004 was adopted as the record date for entitlement to receive the cash dividend and the distribution of shares in Ainax. The distribution of shares in Ainax to AB Volvo’s shareholders was made on June 8, 2004, and the cash dividend was paid to AB Volvo’s shareholders on June 15, 2004. The Annual General Meeting also resolved to authorize the Board of Directors of AB Volvo to decide on the purchase and transfer of the Company’s own shares during the period up to the next Annual General Meeting. The Company may purchase not more than 10% of the total number of shares outstanding in the Company through trading on a stock exchange or another regulated market in which the Company’s shares are traded. For the purpose of financing company acquisitions, the transfer of such shares may be effected through an offering directed to all shareholders. Payment for shares tendered shall be made in cash. Accordingly, on June 16, 2004, the Board decided to acquire through purchase on Stockholmsbörsen a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4,300,000,000. The purchases may be carried out during the period until the Annual General Meeting in 2005. The buyback, which will begin as soon as possible, shall be made within the so-called spread and settlements will be reported via Stockholmsbörsen in accordance with applicable rules.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET VOLVO (publ)

By: /s/ Leif Johansson
Name: Leif Johansson
Title: President and Chief Executive Officer

Dated June 18, 2004