Form 20-F
period 2005-12-31
AKTIEBOLAGET VOLVO \PUBL\
filed 2006-05-30
CIK 753762

As filed with the Securities and Exchange Commission on May 29, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
___________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-12828

AKTIEBOLAGET VOLVO (publ)
(Exact name of Registrant as specified in its charter)

VOLVO CORPORATION
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

S-405 08
Göteborg, Sweden
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of class	Name of each exchange on which registered
Class B, common stock quota value SEK 6, American Depositary Shares each representing one Share of class B common stock	NASDAQ

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

A shares	131,374,699
B shares	273,088,810

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐  No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒  No ☐  Not Applicable ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒     Accelerated Filer ☐      Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all amounts herein are expressed in Swedish kronor (“krona”, “kronor” or “SEK”) or in United States dollars (“dollars” or “US$”). Merely for the convenience of the reader, this Annual Report presents translations into dollars of certain krona amounts. Unless otherwise stated, such translations have been made at the noon buying rate of dollars in terms of kronor in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005, which was 7.937 kronor per dollar (0.126 U.S. dollars per krona). The Noon Buying Rate on December 31, 2005 differs from certain of the actual rates used in the preparation of the consolidated financial statements of Volvo, which are expressed in kronor, and therefore, dollar amounts appearing herein may differ significantly from actual dollar amounts which were translated into kronor in the preparation of those consolidated financial statements in accordance with accounting principles generally accepted in Sweden. See “Item 3. Key Information - 3.A. Selected Financial Data”. No representation is made that krona amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on December 31, 2005 or on any other date as of which a convenience translation based on the Noon Buying Rate was 7.937 kronor per dollar (0.126 U.S. dollars per krona).

________________________________________________

As used herein, “Volvo”, the “Company” or the “Group” refers to Aktiebolaget Volvo and its consolidated subsidiaries and “AB Volvo” refers to Aktiebolaget Volvo, unless the context indicates otherwise. “Trucks” refers to the combined truck operations of the Volvo Group, consisting of the truck brands Mack, Renault Trucks and Volvo, which are individually referred to as “Mack Trucks”, “Renault Trucks” and “Volvo Trucks”, respectively.

________________________________________________

From January 1, 2005, AB Volvo prepared its consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would not be materially different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU. AB Volvo restated its financial statements from January 1, 2004 to IFRS. See Notes 1 and 3 to the consolidated financial statements. In addition, consolidated net income and stockholders’ equity are reported as reconciled to United States generally accepted accounting principles (“U.S. GAAP”). Unless otherwise indicated, all amounts and percentages presented herein are based on IFRS. IFRS as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP affecting AB Volvo’s consolidated financials statements and reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2005 and 2004, see Note 37 to the consolidated financial statements. As a result of AB Volvo’s transition to IFRS reporting, certain amendments have been made to the adjustments recorded in its reconciliation of net income and equity under U.S. GAAP for the financial year 2004.

________________________________________________

At times, this annual report presents financial and other information for a specific year that is immediately followed by an amount within (brackets). This amount within (brackets) represents the corresponding amount for the previous year.

________________________________________________

Volvo owns or otherwise has rights (as described under the section “Patents, Trademarks and Licenses” below) to a substantial number of trademarks that it uses in conjunction with its business, including, but not limited to, the following trademarks mentioned in this Annual Report: “Volvo”, “Volvo Penta”, “Renault”, “Mack”, “Duoprop” and “Aquamatic” (see “Item 4. Information on the Company  — 4.B Business Overview — Patents, Trademarks and Licenses”).

________________________________________________

Certain information presented in this annual report on Form 20-F relating to the markets in which Volvo operates, such as the size of the particular market and the market share of Volvo within such markets, has been obtained by Volvo from market research reports, analysts’ reports and other publicly available information, as well as from internally developed market data. While Volvo has no reason to believe that third-party sourced information is not reliable, such information has not been independently verified. Accordingly, the accuracy or completeness of this information cannot be guaranteed.

Certain Forward-Looking Statements

This Annual Report on Form 20-F includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Certain statements included in this Annual Report, including without limitations, those concerning (i) Volvo’s strategies, (ii) the economic outlook for the commercial transport equipment industries, (iii) expectations regarding prices, (iv) the development and commercial introduction of new products, (v) the quantitative and qualitative disclosures about market risk and (vi) Volvo’s liquidity and capital resources and expenditures, contain certain forward-looking statements concerning the Company’s operations, economic performance and financial condition. These statements can often be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “seeks”, or “anticipates”. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) risks inherent in business management.

Certain of these factors are discussed in more detail elsewhere in this annual report, including under “Item 3.D-Risk Factors” and “Item 5-Operating and Financial Review and Prospects”. Volvo undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or stock exchange regulation. It is not possible to foresee or identify all factors that could cause future results to differ from expected or historic results. Therefore, investors should not consider the foregoing factors to be an exhaustive statement of all risks, uncertainties or factors that could potentially cause actual results to differ from projections in this annual report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The selected financial data set forth below as at and for each of the years ended December 31, 2004 and 2005 has been prepared in accordance with IFRS and derived from the consolidated financial statements of Volvo. See “Item 18 - Financial Statements”. The selected financial data set forth below as at and for the years ended December 31, 2001, 2002 2003, 2004 and 2005 has been prepared in accordance with U.S. GAAP and derived from the consolidated financial statements of Volvo. See Item 8 - Financial Statements.

This selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and notes thereto included in Item 18 of this annual report.

AMOUNTS IN ACCORDANCE WITH IFRS from 20041,
(In millions, except per share amounts)
	2004	[3]	2005	2005	[4]
	SEK		SEK	USD
Net sales	211,076		240,559	30,309

Net sales from continuing operations	211,076		240,559	30,309

Operating income	14,679		18,151	2,287

Net income	9,907		13,106	1,651

Net income per share[5]	23.58		32.21	4.06
Diluted income per share	23.55		32.16	4.05

Cash dividends per share[6]	12.50		16.75	2.11

Total assets	223,968		257,135	32,397
Non-current liabilities	45,064		48,814	6,150
Shareholders’ equity	70,155		78,768	9,924

Share capital	2,649		2,554	322
Weighted average number of shares. (in thousands)[7]	418,528		405,242	405,242

	2004	[3]	2005	2005	[4]

AMOUNTS IN ACCORDANCE WITH U.S. GAAP[1]
	SEK		SEK	USD
Operating income (loss)	19,010		16,051	2,022

Net income (loss)	14,416		11,396	1,436
Basic net income per share [5]	34.44		28.12	3.54
Diluted net income per share [5]	34.40		28.08	3.54

Shareholders’ equity	73,079		79,486	10,015

	2001	2002	[2]	2003
AMOUNTS IN ACCORDANCE WITH U.S. GAAP[1] for the years 2001-2003

	SEK	SEK		SEK
Net sales	189,280	186,198		183,291
Operating income (loss)	(4,014)	(5,171)		5,275

Net income (loss)	(4,320)	(6,265)		3,979

Income (loss) from continuing operations	(4,320)	(6,265)		3,979

Basic net income (loss) per share [8]	(10.23)	(14.94)		9.49
Diluted net income (loss) per share [8]	(10.23)	(14.94)		9.48
Income per share from discontinued operations [8]	-	-		-
Income (loss) per share from continuing operations [8]	(10.23)	(14.94)		9.49

Total assets	258,426	232,126		232,180

Shareholders’ equity	81,291	71,182		74,790
Share capital	2,649	2,649		2,649
Weighted average number of shares. (in thousands)[7]	422,429	419,445		419,445
Cash dividends per share [6]	8.00	8.00		8.00

1
The consolidated financial statements of Volvo are prepared in accordance with IFRS, from 2005 with the comparison year 2004 restated accordingly. IFRS differs in certain respects from generally accepted accounting principles in the United States (US GAAP). See Notes 1 and 37 to the consolidated financial statements.

2
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

3
In 2004, operating income from continuing operations under IFRS included a write-down of shares in Henlys Group plc amounting to SEK 95 million and a positive revaluation of shares in Scania AB amounting to SEK 915 million. In accordance with US GAAP earlier recorded value adjustments have been reversed amounting to net, positive, SEK 5.157 million.

4
Translated for convenience at US$ 1 = SEK 7.937 the Noon Buying Rate on December 30, 2005. Such translations should not be construed as representations that the SEK amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

5
Net income (loss) per share is calculated as net income divided by the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during 2005 was 405,242,037.

6
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

7
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

The weighted average number of shares outstanding during 2002 and 2003 was 419,444,842.

On June 17, 2004, the Board of AB Volvo decided to acquire, through purchase on the Stockholm Stock Exchange, a maximum of 22,076,045 Series A and/or B shares, not exceeding a total purchase amount of SEK 4,300 million. By year-end 2004, a total of 9,315,000 Volvo A and B shares were repurchased equivalent to SEK 2,532 million. The total number of shares held by Volvo as treasury stock at year-end was 31,391,043 or 7.1% of the registered shares whereof Series A shares 7,075,246 and Series B shares 24,315,797. The weighted average number of shares outstanding during 2004 was 418,528,773. During 2005, a total of 5,730,000 Volvo shares were repurchased.

Total share capital by year end 2004 amounted to SEK 2,649 million and was based on 441,520,885 registered shares. During 2005 share capital was reduced by SEK 95 million through cancellation without repayment of 3,084,619 Series A shares and 12,752,222 Series B shares. After reduction share capital amounts to SEK 2,554 million and is based on 425,684,044 registered shares. The total number of registered shares by year end 2005 amounted to 425,684,044. Volvo held 5% of the registered shares at year end 2005, 21,220,535 shares whereof Series A shares 4,145,627 and Series B shares 17,074,908. The total number of outstanding Volvo shares by year end 2005 amounted to 404,463,509 whereof Series A shares 131,374,699 and Series B shares 273,088,810. The average number of outstanding shares was 405,242,037 in 2005.

8
U.S. GAAP basic and diluted net income (loss) per share is calculated as net income (loss) determined in accordance with U.S. GAAP divided by the weighted average number of shares outstanding during the year. Diluting securities during the period have impacted the average numbers of shares with 11 thousand, 117 thousand, 494 thousand and 625 thousand, for the respective year 2002, 2003, 2004 and 2005.

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

Since a substantial portion of the Company’s sales are sales outside Sweden (93% in 2004 and 94% in 2005), earnings are materially affected by movements in the exchange rate between the krona and the currencies in which such sales are invoiced. See “ Item 5. Operating and Financial Review and Prospects - 5.A Operating Results - General Impact of Currency Fluctuations.”

The following table sets forth certain information with respect to the Noon Buying Rate for cable transfers in SEK as certified for customs purpose by the Federal Reserve Bank of New York for the years shown:

Year	Average[1]	High	Low	Period-End
2001	10.4328	11.0270	9.3250	10.4571
2002	9.6571	10.7290	8.6950	8.6950
2003	8.0351	8.7920	7.1950	7.1950
2004	7.3320	7.7725	6.5939	6.6687
2005	7.5170	8.2434	6.7312	7.9370
November 2005	-	8.2434	7.9749	-
December 2005	-	8.1162	7.8323	-
January 2006	-	7.8097	7.5385	-
February 2006	-	7.9656	7.6487	-
March 2006	-	7.9604	7.6491	-
April 2006	-	7.7580	7.3579	-

_________
[1]	The average of the Noon Buying Rates on the last day of each month during the year.

The noon buying rate on May 10, 2006 was 7.2867.

Credit ratings

In October 2005 Moody's Investors Service assigned a global long term A3 rating (stable outlook) on AB Volvo (publ) and confirmed its global short term P-2 rating. The following rating agencies confirmed its credit ratings on AB Volvo (publ) in 2005; Standard & Poor's International Ratings confirmed its global short term A2 rating ; Dominion Bond Rating Services confirmed its short term R-1 (low) rating for Volvo’s short term borrowing in the Canadian market, and its unsolicited long term rating A (low) (stable outlook); Rating and Investment Information, Inc. confirmed its long-term rating to A+ in the Japanese market. Volvo Treasury AB is assigned a K-1 rating by Standard & Poor's for short-term borrowing in Sweden. Fitch Ratings confirmed its global unsolicited short term rating F2, and the unsolicited long term rating A- (stable outlook).

Inflation

The effects of inflation on the Group’s operations have not been significant in recent years.

3.B. Capitalization and Indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds.

Not applicable.

3.D Risk factors

The commercial vehicles industry is cyclical. Historically, the Volvo Group’s markets have undergone significant changes in demand as the general economic environment has fluctuated. Investments in infrastructure, major industrial projects, mine operations and housing construction all impact the Group’s operations, since its products are an important part of these activities. Economic trends in Europe and North America are particularly important for the Volvo Group, since a significant portion of the Group’s net sales are generated in these markets.

The cyclical demand for the Group’s products has, at times, restricted, and may in the future temporarily restrict, the ability of the Volvo Group to manufacture and deliver orders in a timely manner. A prolonged delay in the Group's ability to deliver ordered products on a timely basis at a time when its competitors are not experiencing the same difficulty could adversely affect the Group's market shares.

To cope with the peaks and troughs in our industries, we need to act appropriately in the various stages of the business cycle. This may involve adjusting production capacity and operating expenses. See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results.”

There can be no assurances as to the future performance of the commercial vehicles industry or the timing or severity of changes in economic conditions affecting the commercial vehicles industry.

Competition is intense among manufacturers of commercial vehicles and engines. Continued consolidation in the industry is expected to create fewer but stronger competitors. Volvo’s products face substantial competition from commercial vehicles and engines provided by these and other manufacturers, and such competition may have a significant impact on the prices Volvo receives for its products and on the Group’s future sales volume. Our major competitors are DaimlerChrysler, Paccar, Navistar, MAN, Scania, Fiat, Caterpillar, Komatsu, Cummins and Brunswick.

In recent years, new competitors have emerged in Asia, particularly in China. These new competitors are mainly active on their domestic markets, but are expected to also increase their presence in other parts of the world.

Our brands are well-known and strong in many parts of the world. For the Volvo Group, it is important that all brands in the Group are developed and supported. Strong brands together with an attractive product portfolio make it possible for Volvo to be competitive.

There can be no assurance that Volvo will be able to compete successfully in the future. See “Item 4. Information on the Company — 4.B. Business Overview.”

Prices for commercial vehicles may change. The prices of commercial vehicles have, at times, changed considerably in certain markets over a short period. This volatility is caused by several factors - such as short-term variations in demand, shortages of certain component products, uncertainty regarding underlying economic conditions, changes in import regulations, excess inventory and increased competition. Overcapacity within the industry can occur if there is an economic downturn in the Group's major markets or worldwide, potentially leading to further increased price pressure.

The financial result of the business depends on our ability to quickly react to changes in demand and particularly to adapt production levels, to reduce production and operating expenses, as well as deliver new competitive products and services.

There can be no assurances that such price volatility will not continue or that price volatility will not begin in markets which to date have not experienced such volatility. Overcapacity within the industry will likely occur if there is an economic downturn in Volvo’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in certain markets could adversely affect the Group’s results of operations.

The Group’s operations are exposed to currency fluctuations. In 2004 and 2005, approximately 90% of Volvo’s sales were in countries other than Sweden. Changes in exchange rates have a direct impact on the Volvo Group’s income statement, balance sheet and cash flow, as well as an indirect impact on Volvo’s competitiveness, which over time affects the Group’s earnings. The Volvo Group’s income statement is affected primarily by the translation of revenues and expenditures in foreign currencies, while the balance sheet is affected primarily by the translation of the net assets of foreign subsidiaries into Swedish kronor. In addition, currency movements may affect Volvo’s pricing of products sold and materials purchased in foreign currencies as well as those of its competitors, which may be affected differently by such movements. Since Volvo has substantial manufacturing operations in Sweden and generates a substantial portion of its revenues in currencies other than the Swedish krona, Volvo’s earnings in Swedish kronor could be adversely affected by an appreciation of the Swedish krona against other currencies. There can be no assurances that exchange rate fluctuations will not adversely affect the Group’s results of operations, cash flow, financial condition or relative price competitiveness in the future.

The objective of Volvo’s management of currency risks is to minimize short-term negative impact on Volvo’s income and financial position. Volvo uses forward contracts and currency options to hedge the value of future payments in foreign currencies. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements. While providing protection from certain fluctuations in currency exchanges and interest rates, by utilizing such hedging instruments Volvo potentially foregoes benefits that might result from such fluctuations in currency exchange and interest rates. Volvo has entered into, and expects to continue to enter into, such hedging arrangements with counterparties that are carefully selected and approved primarily on the basis of general creditworthiness. However, any default by such counterparties might have an adverse effect on Volvo.

See “Item 18 - Financial Statements - Note 36”. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Volvo’s profitability is dependent upon the successful introduction of new products. The Volvo Group’s long-term profitability depends on the Company’s ability to successfully launch and market its new products. Product life cycles continue to shorten, putting increased focus on the success of the Group's product development. It is highly important to meet and exceed customer expectations to be competitive in established markets and to be able to expand into additional markets and/or product segments.

Many of our products take a long time to develop from initial idea to finished product. It is important to involve customers in the early stages of the development process, to ensure the success of new products and at the same time being at the forefront in the research and development of new technologies that are important to the development of efficient products.

As both Volvo and its competitors either have recently introduced or plan to introduce new products or updated versions of existing products, Volvo cannot predict the market shares its new products will achieve. An inability by Volvo to introduce new innovating products in a timely fashion or to meet customer demand would have an adverse effect on the Group’s results of operations.

Volvo relies on suppliers for the provision of certain raw materials and components. Volvo purchases raw materials, parts and components from numerous outside suppliers. A majority of the Group’s requirements for raw materials and supplies is filled by single-source suppliers. The effects of delivery interruptions vary depending on the item or component. Certain items are standard throughout the industry, whereas others are internally developed and require unique tools that are time-consuming to replace. A supplier’s inability to deliver could have negative consequences for production at certain Volvo Group manufacturing sites.

The Volvo Group’s costs for raw materials and components can vary significantly over a business cycle. Cost variations may be caused by changes in world market prices for raw materials or by an inability of our suppliers to deliver.

The companies in the Volvo Group and their suppliers work closely together to manage material flows by monitoring suppliers’ financial stability, quality systems and production flexibility. However, there can be no assurances that it will not experience problems in the future. Unanticipated increases in the prices of raw material or components could also adversely affect the financial results of Volvo’s business.

The commercial vehicles industry is subject to extensive government regulation. Regulations regarding exhaust emission levels, noise, safety and levels of pollutants from production plants are extensive within the industry. These regulations are subject to change, often making them more restrictive. The costs to comply with these regulations can be significant for the automotive industry.

Most of the regulatory challenges regarding products relate to reduced engine emissions. The Volvo Group is a large player in the commercial vehicle industry and the world’s largest producer of heavy-duty diesel engines. The product development capacity within the Volvo Group is well consolidated to be able to focus resources for research and development to meet tougher emission regulations. Future product regulations are well known (provided that they are not changed), and the product development strategy is well tuned to the introduction of new regulations. The new regulations regarding product emissions are stringent, but our current assessment is that they are manageable for the Volvo Group.

Volvo has had production facilities in numerous countries worldwide for many years. A worldwide production standard for environmental performance has been introduced, enabling production plants to achieve best industry standard.

Volvo is reliant on the proper protection and maintenance of its intangible assets. The Volvo Group’s products are primarily sold under the brand names "Volvo", "Volvo Penta", "Volvo Aero", "Renault", "Mack", "Prévost" and "Nova Bus". AB Volvo owns or otherwise has rights to a number of patents and brands that refer to the products the Company manufactures. These patents and brands, acquired over a number of years, have been valuable as the Volvo Group’s operations expanded. We do not consider that any of the Group’s operations are heavily dependent on any single patent or group of patents. However, an inability to protect intellectual property would have an adverse effect on Group operations.

Through Volvo Trademark Holding AB, AB Volvo and the Volvo Car Corporation jointly own the brand ”Volvo”. AB Volvo has the exclusive right to use the Volvo name and trademark for its products and services. Similarly, the Volvo Car Corporation has the exclusive right to use the mark for its products and services. To protect these rights and avoid any weakening of the brand, AB Volvo and the Volvo Car Corporation jointly introduced a control function governing the use of the brand name, to prevent others from taking unfair advantage of it.

Similar control functions apply to the use of the "Mack" brand name, which is owned by AB Volvo. The Volvo Group’s rights to use the Renault brand are restricted to the truck industry only and are regulated by a license from Renault SA, which owns the "Renault" brand.

See “Item 4.B - Business Overview - Patents, Trademarks and Licenses”.

Complaints or litigation from customers and other third parties could adversely affect Volvo. The Volvo Group could be the target of complaints and legal actions initiated by customers, employees and other third parties alleging health, environmental, safety or business-related issues, or failure to comply with applicable legislation and regulations. Even if such disputes were to be resolved successfully, without having adverse financial consequences, they could negatively impact the Group’s reputation and divert financial and management resources that could be used for other purposes.

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

Other factors. Volvo continuously reviews its manufacturing and administrative processes with the aim of ensuring that Volvo products and operations meet applicable legal and other regulatory requirements. Volvo does also have insurance coverage in certain areas, for example product liability, business interruption and property.

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

Headquartered in Göteborg, Sweden, the Volvo Group had 81,856 employees at December 31, 2005. With 46% of sales in Western Europe, 5% in Eastern Europe, 29% in North America, 5% in South America and 10% in Asia, the Group operates in an international environment with production and assembly carried out on six continents. Its shares are traded on the Stockholm Stock Exchange in Sweden and in the United States its American Depositary Shares are traded on the Nasdaq National Market (“NASDAQ”).

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

AB Volvo is domiciled in Göteborg, Sweden. The address and telephone number of AB Volvo is S-405 08, Göteborg, Sweden, +46 31 660000.

Significant events in 2005

Volvo Trucks launched new flagship in North America. In February, Volvo Trucks unveiled its new flagship for the North American market, the Volvo VT 880. The new truck is aimed at the prestige segment and is equipped with the new 16-liter engine, which was previously launched in Europe. The 16-liter engine incorporates advanced emissions controls and is designed to be able to meet emissions standards that will go into effect in 2007 and 2010. Towards the end of the year, the engine was also launched for the Volvo VN models.

Volvo Trucks launched its cleanest and most fuel-efficient trucks ever. In September, Volvo launched a new generation of trucks, the Volvo FH and Volvo FM. They are powered by an entirely new 13-liter engine and an improved 9-liter engine with SCR (Selective Catalytic Reduction) technology that meets forthcoming European exhaust emissions requirements.

With the launch of the new Volvo FH and Volvo FM models, Volvo Trucks takes a large step forward with regard to technology and environmental care. The all-new 13-liter engine has more power and better driveability than its predecessor and is available with power outputs of up to 520 hp. Compared with the current 12-liter engine, its fuel consumption is reduced by up to 5%. At the same time, the 9-liter engine has been upgraded and is now more powerful, offering better driveability. Both engines also meet the new emissions requirements that come into force in 2006 and, once the engines' software is updated, also the requirements that become effective in 2009 (Euro 5). The new truck models went into production in Gothenburg, Sweden, and Ghent, Belgium, towards the end of the year.

New Renault Magnum. Renault Trucks launched a new generation of its Renault Magnum tractor for long haulage at the beginning of 2005. Roll-out of the new generation is an example of the product renewal under way at Renault Trucks. The new generation features a new chassis and is equipped with a new engine, the DXI 12, and gearboxes such as the automated Optidriver II.

New Renault Premium Route. In September, Renault Trucks introduced a new generation of its truck model for national transportation, Renault Premium Route. Among other improvements, the new generation features a new driveline and chassis.

It is equipped with a new 11-liter engine in power classes up to 440 hp and is designed for a wide range of transport needs. The new 11-liter engine is more efficient and, compared with the earlier engine, delivers up to 5% fuel savings. Other new features include an automatic Optidriver II transmission, an improved cab and a new front-end design. The first deliveries of the new Renault Premium occurred in October 2005.

New products from Mack Trucks. In October, Mack Trucks introduced a new range of trucks and heavy-duty diesel engines scheduled for launch in 2006. The new Mack Pinnacle is aimed at Mack Truck’s core customers for local and regional hauling, while the upgraded Mack Granite series reinforces Mack Truck’s leading position in the segment for construction vehicles in North America. First to be introduced from the new MackPower (MP) engine line is the 11-liter MP7, which features the new base architecture necessary to meet EPA 2007 emissions standards. Mack Trucks also plans to launch a 13-liter version of the engine, the MP8, in 2007.

First order for Volvo's new gas bus. Volvo Buses is one of Europe's leading manufacturers of gas buses with more than 1,000 gas-powered vehicles delivered since 1992. During 2005, the company advanced to the next phase with the launch of its new 9-liter gas engine for natural gas or biogas. The new 9-liter engine outperforms its predecessor and maintains emission levels below both Euro 5 and EEV, the European Union's special environmental class for environmentally adapted vehicles.

In September, Volvo Buses received its first order for the new Volvo 7700 with a gas engine. The local transit company in Bern, Switzerland placed an order for 32 articulated buses, with an option for 39 more.

Volvo Buses closed plant in Heilbronn, Germany. Volvo Buses manufactured one of its coach models, the Volvo 9900, a unique low-volume product, at its Heilbronn plant. The financial results for the Volvo 9900 had been unsatisfactory for many years. The decision to close this plant is in line with Volvo Buses' long-term strategy for achieving profitability and continuing to upgrade its global coach range and concentrate manufacturing at its main plants. Costs related to the closure, approximately SEK 95 M, were charged against second quarter earnings in 2005.

Volvo Buses received order for 2,000 city buses in China. In December it was announced that Volvo Buses received its largest order to date in China. Shanghai’s largest transit company Shanghai Ba-Shi (Group) Industrial Co. Ltd., ordered 2,000 Volvo B6R, a new 10.5-meter city bus. The bus has a high portion of locally purchased components and, consequently, complies with the Chinese Automotive Policy established in April 2005. Some 1,000 buses will be delivered through to summer 2006 and the remaining 1,000 through summer 2007. The chassis will be provided as package modules from Volvo Buses’ plant in Borås, Sweden. They will be assembled at the Sunwin bus plant in Shanghai, where the bodies are also being manufactured.

Volvo CE launched new series of motor graders. In November, Volvo Construction equipment launched an entire new series of motor graders, G900. The series comprises two platforms totaling seven models from 15 to 21 tons. The two smaller models are equipped with the 7.2-liter Volvo D7 engine, while the larger graders have the 9.4-liter engine, Volvo D9. The engines feature the new technology, VAC-T (Volvo Advanced Combustion Technology), which gives low emissions corresponding to standards in accordance with EU Stage IIIA and US Tier 3.

Volvo Aero signed major contracts. It was announced in December that Volvo Aero in Trollhättan, Sweden, will produce parts of the world’s largest aircraft engine, GE90-115B, which is on the Boeing 777-200LR and 777-300ER. In accordance with a new agreement with General Electric, Volvo Aero will manufacture components to the GE90-115B for an estimated order value of about SEK 2 billion during the next ten years. Volvo Aero will start production of several components of the engine in 2006.

AB Volvo sold Celero Support service company. AB Volvo announced in October, 2005 that it would sell the Group's service company Celero Support AB to Coor Service Management for SEK 680 M less the company’s net debt. The sale resulted in a capital gain for Volvo of about SEK 430 M, which was recognized in the fourth quarter. Celero Support AB provides various office and workplace services as well as maintenance of industrial plants and properties. Celero Support AB had 1,100 employees, with sales of about SEK 1.4 billion.

Write-down of holding in Blue Bird. During the fourth quarter of 2005, AB Volvo wrote down its shareholding in Peach County Holdings, Inc. by about SEK 550 M. As of December 31, 2005, Volvo held 42.5% of the US-based company, which in turn owns the American school bus manufacturer Blue Bird. Since its reorganization in the preceding year, Blue Bird has not performed well. Since Volvo decided not to be further involved in continued activities regarding the company’s funding needs and improved liquidity, a write-down was made. After the write-down, the value of Volvo’s shareholdings in Peach County Holdings, Inc. is zero. In January 2006, Peach County Holdings, Inc. entered into bankruptcy proceedings (Chapter 11) and as a consequence of Volvo choosing not to participate in the continued reorganization, Volvo’s shares in the company were cancelled.

Sale of properties resulted in gain of SEK 188 M. In February, Danafjord AB (the Volvo Group’s real estate company) sold some of its non-strategic properties in Torslanda and Kalmar which were valued at approximately SEK 515 M. The sale resulted in a capital gain of SEK 188 M for Volvo Financial Services, which manages Danafjord.

Tax rulings yielded Volvo nearly SEK 300 M. The Swedish Administrative Court of Appeal delivered rulings in several tax cases affecting various companies in the Volvo Group. Combined, the court rulings had a positive effect of nearly SEK 300 M on AB Volvo's second-quarter earnings. In all, 16 different rulings were delivered covering the tax-assessment years 1991-1999. All of the cases involved appeals of County Administrative Court rulings. To a large extent, the Court of Appeal’s verdicts followed previous rulings by the lower courts. The Court of Appeal did, however, overturn a lower court ruling and granted AB Volvo a tax deduction of SEK 1.5 billion on the sale of shares in Volvo Trucks North America to an American subsidiary in 1996. To a large extent, the Volvo Group had already made provisions for tax expenses based on the original rulings of the lower courts. Accordingly, the rulings of the Court of Appeal had a positive effect of nearly SEK 300 M on AB Volvo, including SEK 70 M in interest.

US Supreme Court supported Volvo Trucks in antitrust case. In January 2006, the US Supreme Court issued a ruling in favor of Volvo Trucks in a dispute with one of its dealers regarding competitive pricing practices. The US Supreme Court found that under US law there is no obligation to provide the same discounts to dealers in conjunction with them participating in different negotiations. Volvo’s position in the case, which has broad implications beyond the heavy-truck industry, was supported by the US Department of Justice.

Share buyback completed. March 1, 2005 marked the completion of the share repurchase program, authorization for which the Board received at the Annual General Meeting on April 16, 2004. The goal of the repurchase program was to optimize AB Volvo’s capital structure. A total of 300,000 Series A shares and 14,475,000 Series B shares were repurchased, corresponding to SEK 4,295 M. Following the repurchase, AB Volvo held a total of 7,230,246 Series A shares and 29,890,797 Series B shares, corresponding to approximately 8.4% of the total number of shares in the company. Post the below described cancellation AB Volvo owns 5% of its own shares.

Cancellation of shares and new repurchase mandate. The Annual General Meeting resolved that the Company’s share capital be reduced by SEK 95,021,046 through cancellation without repayment of 3,084,619 Series A shares and 12,752,222 Series B shares that the company repurchased. The cancellation was implemented during the second quarter of 2005. After the cancellation, AB Volvo owns 5% of its own shares. The Annual General Meeting also resolved to authorize the Board of Directors of AB Volvo to decide on the purchase and transfer of the company’s own shares. After the decision no further purchases of own shares were made during the remainder of 2005.

Allotment of shares in incentive program. Senior executives in the Volvo Group were allotted 63,667 Series B Volvo shares under the framework of the incentive program approved at the 2004 Annual General Meeting. Shares were allotted based on the degree of fulfillment of certain financial goals for fiscal year 2004, as established by the Board.

New share based incentive program. During the Annual General Meeting it was decided to implement a new, share-based incentive program during the second quarter of 2005 for senior executives at the Volvo Group. The program stipulated that a maximum of 185,000 Series B shares in the Company could be allotted to a maximum of 165 senior executives (including members of Group Management), during the first six months of 2006.

Significant events in 2006

New Volvo FH16. In the beginning of February 2006, Volvo Trucks launched a new Volvo FH16 with a Volvo D16E engine rated at 660 hp. As the result of a newly developed engine brake, braking power was increased by 15%. The strong driveline features Volvo’s I-Shift gearbox system dimensioned to handle trailer weights of 60 tons or more.

Volvo became major shareholder in Nissan Diesel. On March 21, 2006 AB Volvo acquired 40 million common shares, corresponding to 13% of the common shares, in the Japanese truck manufacturer Nissan Diesel from Nissan Motor Co. Ltd, (“Nissan Motor”) with an option to acquire the remaining 6% of the common shares in Nissan Diesel, owned by Nissan Motor, from Nissan Motor within four years. The purchase price is approximately SEK 1.5 billion for the 13% stake acquired.

The transaction is believed to strengthen the Volvo Group's Asian strategy and could provide the Group with a stronger dealer and service network in Japan and Southeast Asia, and create a possibility for further industrial cooperation with Nissan Diesel in such areas as engines and transmissions.

Renault Trucks signed agreement in principle with Nissan Motor concerning new light truck. In February, AB Volvo's subsidiary Renault Trucks entered into an agreement in principle with Nissan Motor Co., Ltd concerning the sales and marketing of a new light truck. The new truck, which will be manufactured by Nissan and sold under the Renault name, will supplement Renault Trucks' existing offer of light trucks, Renault Master and Renault Mascott.

In accordance with the agreement, the new truck will be sold via Renault Trucks' dealers, and deliveries are scheduled to commence during the first half of 2007. The new truck will be based on the same platform as that to be used for the next generation Nissan Cabstar and Atlas.

Volvo Group premiered hybrid technology for heavy vehicles. In March 2006 Volvo Group presented a new, efficient hybrid solution for heavy vehicles. The Volvo Group’s hybrid concept provides maximum fuel-saving effects on routes with frequent braking and accelerations, for example, city bus traffic, city distribution, refuse collection and construction work. Based on calculations, fuel savings can amount to 35% in these applications.

Volvo Trucks launched new models for the North American market. In March, Volvo Trucks announced a broadening of its product program on the North American truck market with the launch of two models with new cab variants for the prestige segment, the Volvo VT830 and Volvo VN730. Both models are intended primarily for owner operators. The newly launched cab models offer the same interior roominess, and the lower roof provides better aerodynamics and correspondingly improved fuel economy for rigs with low trailers, such as tankers.

Volvo Aero signed major contracts. Volvo Aero reported in January 2006 that it had signed a contract covering production of the largest component in an aircraft engine, the fan case, for the Rolls-Royce Trent 1000 engine. The engine will be mounted on Boeing’s new aircraft, the 787 Dreamliner. The fan case will be produced in titanium and have a diameter of three meters. The sales value of the contract is estimated at SEK 1.1 billion during a period of 15-20 years.

It was also announced in January 2006, that Volvo Aero and General Electric have agreed that Volvo Aero will increase its part of GE’s new engine, GEnx. Volvo Aero will manufacture additional components for the engine. The new agreement is expected to generate sales of SEK 6 billion over a 30-year period.

Annual General Meeting of AB Volvo. At the Annual General Meeting of AB Volvo held on April 5, 2006, the Board's proposal to pay a dividend to the shareholders of SEK 16.75 per share, a total of about SEK 6,775 million, was approved.

Per-Olof Eriksson, Tom Hedelius, Leif Johansson, Louis Schweitzer and Finn Johnsson were re-elected members of the Board of AB Volvo and Ying Yeh, Philippe Klein and Peter Bijur were newly elected. Finn Johnsson was elected Board Chairman.

The Meeting resolved to establish a share-based incentive program during the second quarter of 2006 for senior executives in the Volvo Group. The program mainly involves that a maximum of 518,000 Series B shares in the Company could be allotted to a maximum of 240 senior executives, including members of the Group Executive Committee, during the first six months of 2007. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2006 fiscal year, which have been set by the Board. If these goals are fulfilled in their entirety and if the price of the Volvo B share at the time of allotment is SEK 370, the costs for the program will amount to about SEK 230 million. So that Volvo shall be able to meet its commitment in accordance with the program in a cost-efficient manner, the Meeting further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program.

Capital Expenditures

The following table sets forth the Group’s aggregate capital expenditures for property, plant and equipment, intangible assets and assets under operating leases, by principal business areas for each of the two years ended December 31:

	2004	2005
Capital Expenditures	(In millions of SEK)
Trucks	5,030	7,190
Buses	176	250
Construction Equipment	1,158	906
Volvo Penta	297	243
Volvo Aero	801	904
Financial Services	4,784	386
Other and corporate capital expenditures	237	4,972
Group total	12,483	14,851

Investment projects were principally for plant and machinery for the production, design and development of commercial vehicles and machinery. The following table illustrates the geographic distribution of the capital expenditures:

	2004	2005
	(In millions of SEK)
Sweden	3,690	5,935
Europe (excluding Sweden)	6,305	5,770
North America	1,835	2,451
Other countries	653	695
Group total	12,483	14,851

Capital expenditures for property, plant and equipment in 2005, amounted to SEK 6.8 billion (SEK 5.8 billion). Capital expenditures in Trucks, which amounted to SEK 4.5 billion (SEK 3.5 billion), were made to improve efficiency in the European industrial system, increase the number of service workshops for the dealer network in Europe, continued modification of the Hagerstown plant in North America for manufacturing of engines and transmissions and for a changeover for production of a new 13-litres engine in Skövde, Sweden, and a new 11-liter engine in Vénissieux. Capital expenditures decreased in Construction Equipment from SEK 1.0 billion to SEK 0.8 billion, mainly for development of production plants and in tools and equipment for new products. In Volvo Aero the level of capital expenditures increased from 0.2 billion to SEK 0.3 billion. Investments remained at the same level as last year in Buses at SEK 0.1 billion and decreased in Volvo Penta from SEK 0.2 billion to SEK 0.1 billion. Approved future capital expenditures amounting to SEK 7.8 billion (SEK 8.2 billion) relate mainly to investments for the next generation of trucks and engines. A major part of the investments relate to entrance fees to become a partner in the new GEnx engine and in the LM2500 industrial gas turbines, according to agreements with General Electric.

Capital expenditures for intangible assets, mainly product and software development, amounted to SEK 3.5 billion (SEK 2.3 billion). The capital expenditures were distributed among Trucks SEK 2.4 billion (SEK 1.2 billion), Buses SEK 0.1 billion (SEK 0.1 billion,), Construction Equipment SEK 0.2 billion (SEK 0.1 billion) and Volvo Penta SEK 0.1 billion (SEK 0.1 billion) and Volvo Aero SEK 0.6 billion (SEK 0.6 billion). A major part of the investments in Volvo Aero relate to entrance fees to become a partner in the new GEnx engine and in the LM2500 industrial gas turbines, according to agreements with General Electric.

Capital expenditures for assets under operating leases amounted to SEK 4.5 billion (SEK 4.4 billion). The capital expenditures pertained mainly to vehicles and machines subject to new operating lease contracts with external customers within Financial Services’ operations in North America and Western Europe.

Capital expenditures currently in progress are shown in “Item 5.B - Liquidity and Capital Resources”.

4.B. Business Overview

General

Seven years ago, the operations of the Volvo Group were concentrated on those products with the strongest positions and most competitive volumes. This meant that Volvo exited the car industry and transferred these resources over to commercial vehicles, machines and engines through a series of acquisitions.

In recent years, major changes have been implemented in the organization to coordinate the new structure and simultaneously renew large segments of the product range. The result is a streamlined Group with considerably reduced costs and strong global market positions.

Three large acquisitions were made on three different continents: Samsung’s excavator operations in Southeast Asia, Renault Trucks in Europe and Mack Trucks Inc. in North America. These acquisitions strengthened the Group’s presence in Asia and made the Volvo Group the largest heavy truck manufacturer in Europe, with a market share of 25.2 percent, and among the largest in North America, with a 19.6 percent market share by the end of 2005. Following the acquisitions, Volvo believes it is the world’s largest manufacturer of diesel engines, in the 9-16 liter segment, for heavy vehicles and machinery.

All business areas hold strong positions in their respective markets. Volvo Buses is one of the world’s largest bus manufacturers and Volvo Construction Equipment (“Volvo CE”) is one of the largest manufacturers of construction equipment. Volvo Penta is a global market leader in marine leisure diesel engines. Components from Volvo Aero are included in 80 percent of all new major aircraft in the world.

Strong growth in all major markets

Demand for the Volvo Group’s products is increasing due to the general economic development with rising trade among the various regions of the world, growing transportation needs and an increasing need to build new infrastructure.

The Volvo Group is active in an industry that is cyclical with an underlying growth rate in mature markets of about 4% over a business cycle. In growth regions, such as Asia and Eastern Europe, the rate of increase is considerably higher.

Increasingly stringent environmental requirements are a factor that has contributed to rising costs for product development and manufacturing. One of the main reasons is that substantial investments are required to conduct research and development into new technologies to reduce emissions from vehicles and into supplementary fuels and alternative drivelines. To ensure that these costs are spread among larger volumes, a consolidation process is under way among manufacturers through mergers and acquisitions.

In mature markets in the US and Europe, the truck industry has been consolidating for several decades and has made considerable progress, also with several intercontinental acquisitions. In other areas, such as the construction equipment sector, the pressure for consolidation is expected to increase.

At the same time, in growth markets, new competitors have grown into significant regional players. This structural transformation is creating opportunities for the Volvo Group, which has a strong financial position.

The Volvo Group occupies an established position in European and North American markets, which are showing relatively firm underlying growth. However, the fastest growth rates are noted in parts of the world where the Group had very insignificant operations just 10-15 years ago. In these markets, such as Asia, the Volvo Group intends to grow.

China and India are examples of markets that have already reached a considerable size and in the future will become even more important for the Volvo Group’s development. The market in Eastern Europe is also growing strongly and the Group is well positioned to capitalize on the market trend.

Sales by Geographical Areas

The following table sets forth the geographic distribution of the Volvo Group’s net sales. Sales are shown based upon the market where the customer is located.

	2004	2005
Market area:	(in millions of SEK)
Western Europe	108,015	112,037
Eastern Europe	11,062	11,986
North America	54,769	69,743
South America	7,338	12,479
Asia	20,789	22,699
Other markets	9,103	11,615
Total	211,076	240,559

Strategy

The Volvo Group focuses its business on products for commercial use. The Group’s business areas have competitive volumes and strong global positions. The objective is to be number 1 or 2 in terms of size in the sectors in which we are active, or to show a superior growth rate. An important element of this strategy is to strengthen positions on markets with high growth potential and to increase the customer base.

Customer oriented strategy. The ability to attract various categories of customers is one of our most valuable assets. Our brands are well-known and strong in most parts of the world. Strong brands combined with an attractive product portfolio enable the Group to stay competitive. Currently, we are working intensively with developing our dealer networks and as a result improving service to our customers.

Strong product portfolio. The Volvo Group’s large volumes provide resources to aggressively develop customized customer offerings optimized for various applications. Concurrently, this provides the Group the possibility to invest in future technologies such as alternative drivelines and supplementary fuels. In recent years, the rate of product renewal has increased significantly within all of the business areas and 2005 was another year with major product launches. By capitalizing on economies of scale and Group-wide technologies and architecture, the Volvo Group will further strengthen its product portfolio in the years ahead and thus increase its competitiveness.

Capitalize on economics of scale. The Group’s size and structure creates opportunities for effectively utilizing Volvo’s collective resources and achieving economies of scale in a number of key areas. The development and manufacturing of engines have been concentrated in a separate business unit, Volvo Powertrain, which provides the Group with engines and other driveline components. There is also Volvo Parts, which optimizes inventory management and distribution of spare parts, and Volvo Logistics, which handles optimal logistics solutions for the Group’s materials flow.

Reduce costs. With the aim of reducing the costs of developing and manufacturing products, the Group establishes systems and structures for the transfer of technologies and best practices. Common production methods and internal processes are increasingly being used, which creates flexibility and efficiency. In addition, larger volumes make the Volvo Group an attractive business partner, which increases the possibilities of attracting the best suppliers.

We’re working on increasing the degree of shared components and utilizing shared modules. For example, Volvo Powertrain has developed two Group-wide engine platforms that gradually will replace the previous 18 engine platforms. This will be occurring concurrently with the introduction of new products in the coming years. We are engaged in increasing numbers of Group-wide development projects often in cooperation with selected suppliers.

Flexibility. An important task in the internal efficiency enhancement work is to achieve a more rapid adjustment to fluctuations in the economy. This involves both the ability to increase production and sales in upturns and to reduce them in economic downturns. This trend also requires increased flexibility among suppliers.

Capital rationalization. Since 2001, working capital has been significantly improved, mainly through a reduction in inventories and accounts receivable. In combination with the increased profitability, the capital that has been released has created a strong cash flow, which has enabled the Volvo Group to engage in product renewal throughout the entire business cycle. In the coming years work in this area will focus on using sales and administrative resources more efficiently.

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

Construction Equipment. Volvo CE’s products, spare parts and services are offered worldwide in more than 125 markets. Customers are using the products in a number of different applications including general construction, road construction and maintenance, forestry, demolition, waste handling, material handling and extraction.

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

Trucks

The total market. Overall, demand was very high on the markets in Europe, North America and South America. The total market for heavy trucks in Europe 27 (EU member countries plus Norway and Switzerland) rose 9% to 276,700 trucks in 2005, which is a new record level. Registration in the UK increased by 5%, in France by 21%, while the market in Germany was up 4% and in Spain by 10%.

The market for heavy trucks in North America (Class 8) rose 29% in 2005 to 328,900 heavy trucks, compared with 255,500 trucks in 2004. This was driven by the continued strong US economy, with rising transport needs. In addition, demand was driven by a need to renew truck fleets and that some customers wanted to purchase new trucks prior to the new, stricter emissions legislation becoming effective on January 1, 2007.

The market for heavy trucks in Brazil declined by 9%.

Business environment. As a result of the strong demand in Europe and North America, the capacity utilization of truck manufacturers overall was high during the year. However, the investments in increased capacity were limited, due in part to supplier difficulties in meeting the already high pace of production for new trucks.

Instead of investing in increased production, truck manufacturers focused on raising capacity utilization in existing plants through various forms of efficiency enhancement measures and by aligning prices to the prevailing market demand.

The sharp price hikes on certain raw materials, mainly steel, receded during the year. The business area succeeded in offsetting the higher raw material costs through increased efficiency and active pricing.

In 2005, Trucks accounted for 67% of Volvo’s sales.

Volvo Trucks. Volvo Trucks has developed into one of the world’s largest producers of heavy trucks with a total weight exceeding 16 tons. Volvo Trucks’ products are marketed in more than 130 countries. The trucks are used for a wide range of applications, from distribution in congested city traffic to heavy-duty construction in desert heat or timber transport in remote forestlands.

Volvo Trucks’ competitive product range was strengthened further in 2005. At the beginning of the year, Volvo Trucks launched the Volvo VT 880 flagship with a 16-liter Volvo engine in the North American market. Later in the year, the 16-liter engine was also offered in the Volvo VN models in North America and in April, the first D12 engine manufactured in the US was delivered.

During the autumn, Volvo Trucks rolled out the new Volvo FH and Volvo FM models with the new 13- and 9-liter engines. The engines comply with the forthcoming Euro 4 and Euro 5 emission standards and improvements include a reduction in fuel consumption of up to 5%. Moreover, a new generation of Volvo VM was launched in Brazil and the product line was expanded with a three-axle model that handles a total weight of 26 tons.

During 2005, Volvo Trucks delivered 103,696 trucks, an increase of 7% compared with a year earlier. Deliveries rose 23% in North America and 2% in Asia (which includes deliveries in Iran of 14,980 trucks in 2005 and 14,253 trucks in 2004). Deliveries in Europe decreased by 1%.

During the year, Volvo Trucks continued to strengthen its dealer network in Europe, including the inauguration of the first wholly owned service facility in Russia, outside St. Petersburg.

Renault Trucks. With a product range stretching from light commercial vehicles for city distribution to heavy trucks for long-distance transport, Renault Trucks is equipped to meet the demands placed on various types of highway transportation. Renault Trucks has a strong market presence, with 1,350 dealerships and service locations in Europe and 650 in the rest of the world.

The total renewal of the product range, which began at the end of 2003 and continued through 2004, was completed in 2005 with the new Renault Magnum and Renault Premium Route. The new Renault Magnum, intended for long haulage, was introduced in February 2005. It features a new chassis, new engine and gearbox and extensive improvements in driver comfort. In addition, fuel consumption was reduced considerably. A new version of the Renault Premium, a truck for national haulage, was introduced in September. Among other features, the new version offers an improved driver cab, new driveline and chassis as well as being equipped with a more powerful and fuel-efficient engine. In October, a new version of Renault Magnum was shown. It is fitted with a new 13-liter engine, developing 500hp and meeting the Euro4/5 with SCR-technology.

Deliveries by Renault Trucks amounted to 74,461 vehicles, which was 6% more than a year earlier. Deliveries in Europe rose 3% to 60,988 trucks, while deliveries in the rest of the world increased by 22% to 13,473.

Mack Trucks. Mack Trucks is one of the leading producers of heavy-duty trucks in North America. Since its founding, Mack Trucks has focused on power and reliability, which has contributed to making the company one of the strongest heavy-duty truck brands in the North American market. In the US, Mack Trucks is the predominantly leading producer of trucks in the construction, economic haul and refuse segments. In total, Mack Trucks has sales and service in more than 45 countries.

Mack Trucks’ deliveries rose 42% to 36,222 trucks in 2005, compared with 25,469 trucks in the preceding year. The improved sales are the result of increased demand in Mack Trucks' core segments in North America.

The positive development of the American economy fueled a high pace of activity in the construction and transport industries, which consequently resulted in Mack Trucks posting historically high order bookings at the beginning of 2005. When the industry’s production capacity for 2005 reached its ceiling, customers became more cautious with ordering trucks for delivery in 2006. Demand slowed to more sustainable levels during the rest of the year, but remained highly favorable bolstered by the strong economy in the US.

In October, Mack Trucks took the largest step to date in the renewal of its product line with the launch of two model series, Mack Pinnacle and Mack Granite, and a new line of heavy-duty diesel engines.

The new trucks are based on the Advantage and Cornerstone chassis introduced in 2004 and early 2005, which means that Mack Trucks’ range in construction and highway transport will be completely renewed when Mack shifts to the new engine generation in the beginning of 2007.

The new engine series, Mack Power (MP), features many different engine alternatives and is the key in Mack Trucks’ solution to the new emission standards that become effective in January 2007. The first engine introduced is the 11-liter MP7, which meets current standards and will be sold in 2006. This will be followed by an upgraded version of the MP7 and a new 13-liter engine, MP8, which meet the emission standards that become effective in 2007.

Strategic development. The ambitions for 2006 are:

•	Successful introductions and production change-overs.

•	Introduce engines in all trucks that meet future emissions standards in Europe and the US.

•	Maintain high pace of activity in the development of alternative drivelines.

•	Further development of dealer network.

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

Production. The following table sets forth, by series, the number of trucks produced by Volvo during each of the years 2001 through 2005 and the numbers of trucks produced by Mack and Renault during the years 2001 through 2005.

Number of trucks produced	2001	2002	2003	2004	2005
Volvo FL -series	6,690	5,640	4,820	4,980	5,052
Volvo FL7, 10, and 12-series and FM7, 10, and 12-series	14,580	15,300	17,480	18,900	20,102
Volvo FH-series	28,920	31,880	33,720	45,010	42,951
Volvo NL and NH-series	2,400	1,490	1,940	1,170	2,312
Volvo VN, VT series and VHD	12,860	14,300	17,080	25,640	32,256
Volvo VM	-	-	400	1,600	1,842
Total	65,450	68,610	75,440	97,300	104,515
Mack CH	7,298	7,540	1,744	2,006	3,786
Mack CL	984	288	64	170	364
Mack Vision	2,122	2,523	4,811	7,283	9,403
Mack Granite	1,099	4,592	6,217	10,935	16,568
Mack DM	703	528	458	519	365
Mack DMM	111	47	-	-	-
Mack LE	1,393	1,084	964	849	1,238
Mack MR	3,015	1,668	2,034	2,603	3,325
Mack RB	488	103	130	130	23
Mack RD	4,532	2,298	921	17
Mack RD8	86	35	54	4
Other	-	-	1,122	1,121	1,126
Total	21,831	20,706	18,519	25,637	36,198
Renault Kerax	7,967	7,677	6,674	7,063	8,800
Renault Midlum	12,764	12,545	12,801	16,018	15,484
Renault Premium	17,918	16,150	15,567	17,250	18,991
Renault Magnum	7,027	7,848	7,516	8,801	8,202
Total	45,676	44,220	42,558	49,132	51,477
Total Volvo, Mack and Renault	132,957	133,536	136,517	172,069	192,190

Production and capacity. Production of trucks in 2005 amounted to 104,515 Volvo Trucks (97,300), 51,477 Renault Trucks (49,132) and 36,198 Mack Trucks (25,637). In addition, Renault Trucks also distributes the Renault Mascott and Renault Master trucks, which are produced by Renault SAS and the SISU trucks.

Renault Trucks’ plant in Blainville, France opened a new, ultramodern facility for pretreatment of cabs for painting, with higher capacity, better quality and improved environmental features.

To meet the favorable demand for products in the construction segment, Mack Trucks started a second shift in May 2005 at the plant in Macungie, Pennsylvania, in the US, which increased production capacity by about 40%.

Investments to produce the engines of tomorrow for the North American market continued in Hagerstown, Maryland in the US. During the year, series production of Volvo’s 12- and 16-liter engines was started and pre-production of the new Mack engines series was initiated toward year-end.

Volvo Trucks opened a new assembly plant in Durban, South Africa, as a consequence of operations being discontinued at the plant in Botswana. AB Volvo decided during the year to invest SEK 650 M in a new paint shop at the Umeå cab plant in Sweden. The new facility is expected to be the world’s cleanest topcoat paint shop.

Markets and Sales. In 2005, Trucks accounted for 67% of Volvo’s sales. Volvo’s truck operations’ sales by principal geographic market area and operating income for the years 2004 and 2005 are set forth in the following table:

	2004	2005
	(In millions of SEK)
Western Europe	68,664	70,567
Eastern Europe	8,767	9,139
North America	35,154	46,129
South America	5,223	7,657
Asia	12,378	13,551
Other markets	6,693	8,353
Total sales	136,879	155,396
Operating income	8,992	11,717

Total deliveries from the Group’s truck operations amounted to 214,379 trucks in 2005, an increase of 11% compared with 2004. In Europe, 103,622 trucks were delivered, compared with 102,666 trucks in 2004. Deliveries in North America were up 32% compared with 2004 and totaled 64,974 trucks. Deliveries in Asia continued to develop favorably. During 2005, 14,980 trucks were sold to Iran (14,253 in 2004). Towards the end of the year there was a significant decline in order intake and sales volumes.

Buses

The total market. The total bus market rose moderately or continued at a high level in most parts of the world during 2005. However, a slowdown was noted in Europe at the end of the year. Economic growth in Asia remained strong and bus sales continued to rise in many countries. Considerable price pressure continued in many markets.

General. As of December 31, 2005, Volvo was one of the largest manufacturers, by volume, of heavy buses, coaches and bus chassis (with a total weight above 12 tons) in the world. Volvo Buses' product line comprises complete buses, bus chassis and bodies for various applications such as city, intercity buses and coaches as well as related services. Priority is given to transport economy, reliability and environmental characteristics in the development of products of Volvo Buses. Buses’ customers are primarily bus operators with vehicle fleets varying from a single bus up to as many as 20,000 buses.

In 2005, Buses accounted for 7% of Volvo’s sales.

Business environment. The consolidation trend toward large bus operators continues. However, there is still potential for small companies in the coach segment. The large operators are expected to become stronger as they focus on reliability and life-cycle costs. They want to cooperate with few suppliers who can offer complete solutions: vehicles, financing, after-market and various forms of software solutions.

Regional authorities and large cities are placing heavy demands on bus safety and minimal environmental impact. There is also an increasing demand for vehicles that operate on alternative fuels.

The increasingly difficult traffic situation in many large cities has led to a growing interest in Bus Rapid Transit (BRT) systems, which allows buses to travel in separate bus lanes. The buses are modern articulated buses with a high capacity and the bus stops are adapted for rapid boarding and exiting. Volvo Buses is the leading supplier of buses within BRT.

Strategic development. Volvo Buses' ambition for 2006 is to:

•	Continue the implementation of the earnings-improvement program within Volvo.

•	A reduction in product costs through such measures as increased standardization and enhancement of the production process.

•	Renewal of the engine program to meet the requirements of Euro 4 and Euro 5.

•	Improved customer service through expanded cooperation with dealers and service centers.

Products. Volvo Buses has a broad range of modern buses that offer efficient transport solutions. The product offering includes complete buses and chassis for city and intercity traffic, as well as coaches.

In 2005, a low-floor version of the Volvo B9S was launched, both as an articulated bus and a bi-articulated bus. The chassis is highly suited for modern mass transit systems, so-called Bus Rapid Transit (BRT), featuring quick and comfortable entering and exiting for passengers. The new chassis was delivered as an articulated bus in the new BRT system in Santiago, Chile and bi-articulated bus in Göteborg, Sweden. The new Volvo B6R midibus was presented in China together with an updated version of the Volvo 9300. In India, the Volvo B7RLE city bus was launched and an updated version of the Volvo 8300 was introduced in Mexico. In Europe, the Volvo 8700 BLEA articulated bus was launched.

The business area also continued its broadening of a complete offering to customers, including such actions as opening new Bus Service Centers and a continued focus on service contracts and financial solutions. Also during the year, the company began to offer customers assistance with the analysis and improvement of fuel consumption.

Production and capacity. During the year, Volvo produced 10,406 buses (8,089) and bus chassis. The chassis plant in Borås, Sweden, produced more complete chassis and kits than ever before and the plant in Wroclaw, Poland, manufactured a record number of buses.

Markets and Sales. Sales by Volvo Buses by principal geographic market area and operating income for the years 2004 and 2005 are set forth in the following table:

	2004	2005
	(In millions of SEK)
Western Europe	6,422	6,564
Eastern Europe	526	578
North America	2,960	4,247
South America	521	2,641
Asia	1,632	1,612
Other markets	661	947
Total sales	12,772	16,589
Operating income	158	470

Volvo delivered 10,675 buses and bus chassis during 2005, compared with 8,232 buses and bus chassis in 2004. Increased sales were reported in many markets, including Europe, North America, South America and parts of Asia.

During the year, Volvo Buses received an order for 1,779 city buses for the Transantiago BRT system in Santiago, Chile.

However, volumes were lower in China during the year, even though at the end of the year Volvo Buses received its largest order to date when Shanghai’s largest transport company, Shanghai Ba-Shi Group, ordered 2,000 buses. The order was for the Volvo B6R, Volvo’s new 10.5-meter long city bus. The buses will be delivered by the end of summer 2007.

Volvo’s market share was strengthened in nearly all markets, with the exception of China and Brazil. The company maintained its position as market leader in the Nordic region and in the UK. In Europe, the market share increased to 15.0% (14.1%) and in the North American coach segment market share rose to 19.9% (18.9%).

Volvo CE

The total market. In 2005, the total market for heavy and compact construction machines in Volvo Construction Equipment’s product segment rose by 10%. In North America, the market grew by 10%, Western Europe by 7%, while the other markets rose by 13%.

Total market growth was driven by both heavy and compact construction machines. The North American market for heavy construction machines grew 16%, while the market in Europe rose 4%. The other markets increased by 6%.

The total market for compact construction equipment grew in 2005 by 11%, compared with the preceding year. The North American market showed growth of 8% and the European market was up 8%. Other markets rose by 21%.

The Chinese market recovered from a temporarily low level, which is favorable for construction equipment in general and for the excavator business in particular. In contrast, the weak trend in Korea remained unchanged.

In total, Volvo CE increased its market share during the year due to new products and improved distribution. Deliveries increased by 13% and reached an all-time high level of more than 33,000 units.

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

In 2005, Construction Equipment accounted for 15% of Volvo’s sales.

Business environment. The industry was characterized by a general upswing in 2005. Consolidation among small and medium-size manufacturers continued, although it has not progressed as far as the truck sector. The large players concentrated on launching new products, strengthening their presence in key growth markets and expanding their distribution networks.

Strategic development. Volvo CE’s ambitions for 2006 are to:

•	Further develop excavator business.

•	Capitalize on investments made in Korea, China and Germany.

•	Continue to focus on the after-market and on rental operations, as well as reduce expenses for sales and administration.

•	Continue the dealer development program.

•	New products and services for new segments and customers.

Products. Volvo Construction Equipment’s products, spare parts and services are offered worldwide in more than 125 markets. Customers are using the products in a number of different applications including general construction, road construction and maintenance and in the refuse, mining and forestry industries.

Volvo Construction Equipment’s product portfolio includes wheeled and crawler excavators, articulated haulers, wheel loaders, motor graders and a range of compact equipment such as wheel loaders, excavators, backhoe loaders and skid-steer loaders. The pace of product renewal in the past few years has been high. The customer offering includes services such as financing, leasing and used equipment sales. Manufacturing facilities are located in Sweden, Germany, France, Poland, the US, Canada, Brazil, Korea and China.

Volvo Construction Equipment’s rental initiative, Volvo Rents, continues to develop favorably. During the year, about 40 new outlets were opened and the total number at year-end amounted to 116, with 65 in North America and 51 in Europe. A further 50 facilities are expected to open in 2006.

Markets and Sales. Sales by Construction Equipment by principal geographic market area and operating income for the years 2004 and 2005 are set forth in the following table:

	2004	2005
	(In millions of SEK)
Western Europe	12,443	14,213
Eastern Europe	1,010	1,311
North America	8,601	10,337
South America	922	1,238
Asia	4,961	5,717
Other markets	1,423	2,000
Total Sales	29,360	34,816
Operating Income	1,898	2,752

Production and capacity. To reduce costs and exploit synergies, Volvo Construction Equipment decided to institute joint management for wheel loaders and articulated haulers.

In March 2005 Volvo launched its largest excavator to date, the EC 700 B. This 70-ton excavator, which is manufactured in Korea, is in high demand. It is designed and tested to withstand extreme conditions during heavy work; for example, highway and water projects and large-scale loading and excavation in stone quarries. Volvo CE’s excavator business has performed very well since the acquisition of Samsung’s construction equipment division in 1998. Its annual volume has gone from approximately 5,000 machines to nearly 9,000 machines in 2005. A key component of Volvo Construction Equipment’s strategy is to expand in excavators, since it is the largest product area in the industry.

At year-end, an entirely new generation of motor graders was introduced - the G 900 series. It consists of seven machines weighing from 15.5 to 20.9 tons. All machines are equipped with Volvo V-ACT engines. The new motor graders will be manufactured at the Goderich, Canada plant.

Volvo Penta

The total market. The total market for large marine engines remained strong - however, demand for small engines subsided, due to lower demand for leisure boats in small-size classes. The world market for industrial engines was significantly lower than in the preceding year as a result of the sharp decline in the Chinese market. A recovery in global demand for industrial engines was noted, however, toward the end of the year.

General. By supplying technologically superior products focused on performance, operational reliability and environmental characteristics, and by being sensitive to customer demands for effective service solutions, Volvo Penta is a global leader and has one of the industry’s strongest brands. With more than 5,000 dealers in some 130 countries, Volvo Penta has a strong global presence.

Volvo Penta’s diesel engine business in Marine Leisure continued to grow in 2005. The addition of several new customers among boat builders in Europe and North America has strengthened Volvo Penta’s position as a world-leading supplier of diesel engines for leisure boats. In recent years in the US, Volvo Penta has strengthened its position significantly as a supplier of gasoline engines to independent boat builders. This trend continued in 2005. Volvo Penta’s sterndrive gasoline engines attracted special attention during the year for their high quality.

The plant in Vara in Sweden manufactures large diesel engines. Gasoline engines and drive systems are developed and manufactured in the United States.

In 2005, Volvo Penta accounted for approximately 4% of Volvo’s sales.

Business environment. Total volumes in the marine industry are considerably lower than in, for example, the automotive industry. Boat production has not yet undergone restructuring or standardization to the same degree as the production of passenger cars and trucks, however, the trend in the leisure boat industry has gained pace in recent years. Volvo Penta’s operations have recently become increasingly integrated with boat builders’ operations, particularly through specially adapted production and logistics solutions.

Due to the new Volvo Penta IPS power system, it is now possible to significantly rationalize boat production - a key success factor in the launch of the system.

In its Industrial and Marine Commercial segments, Volvo Penta endeavors to achieve the same type of integration with the manufacturer of the end-product, by promoting production efficiency.

Strategic development. Volvo Penta has implemented extensive product introductions in recent years. In 2006, the ambitions are to:

•	Ensure more efficient production and logistics solutions for Volvo Penta customers.

•	Ongoing focus on cost control and positive cash flow.

•	Ensure the launch of the Volvo Penta IPS enjoys continuing success

Products. Volvo Penta offers complete drive systems and service for leisure boats, workboats and industrial applications such as diesel-powered generating equipment. Volvo Penta operates in three areas of activity: Marine Leisure, Marine Commercial and Industrial.

The award-winning new drive system for leisure and commercial boats - the Volvo Penta IPS (Inboard Performance System) - replaces traditional shaft installations for boats in the 35 to 50-foot class. The Volvo Penta IPS provides dramatic improvements in top speed, acceleration and comfort. The new joystick function enables Volvo Penta IPS boats to maneuver and dock in a secure manner, even in confined harbors. In the leisure boat industry several new boat models based on the Volvo Penta IPS were launched during the year. Toward year-end 2005, the new drive system was launched for boats in commercial operation as well.

Volvo Penta introduced a new 16-liter diesel engine, which is the most important engine segment for the commercial marine business.

Production and capacity. Capacity utilization at Volvo Penta plants was high during the year. In the second half of the year, measures were taken to reduce the number of temporary personnel at the diesel engine plant in Vara, Sweden, and the gasoline engine plant in Lexington, Tennessee, in the US - to ensure the ongoing favorable balance between production pace and demand.

At Volvo’s joint engine plant in Skövde, Sweden, Volvo Penta helped improve capacity utilization through sales of 12- and 16-liter engines.

Markets and Sales. The following table sets forth Volvo Penta’s sales by geographic market area and operating income for the years 2004 and 2005:

	2004	2005
	(In millions of SEK)
Western Europe	4,723	4,845
Eastern Europe	184	257
North America	2,500	2,832
South America	142	208
Asia	1,324	1,427
Other markets	184	207
Total sales	9,057	9,776
Operating income	940	943

Volvo Aero

The total market. Airline passenger traffic, having recovered in 2004, continued to improve in 2005. After the first eleven months, the increase in passenger traffic was 6%. Despite the increasing numbers of people flying today, the IATA still expects airlines to continue to report losses for 2005. There are large regional differences, however. European airlines and carriers in the Asia-Pacific region posted profits in 2005. The large American companies, on the other hand, continue to struggle with significant losses.

General. Volvo Aero develops and manufactures high-technology components for aircraft and rocket engines. In addition, it offers a broad range of services, including spare parts for aircraft engines and aircraft, sale, brokering and leasing of aircraft engines and aircraft, and maintenance and repair of aircraft engines. Volvo Aero also provides after-market services for gas turbines and turbine systems.

Volvo Aero has specialized its operations on developing and manufacturing certain selected components in aircraft engines. This is carried out in close cooperation with its corporate partners. Volvo Aero conducts operations on a global basis and has manufacturing plants in Sweden, Norway and the US.

In 2005, Volvo Aero accounted for approximately 3% of Volvo’s sales.

Business environment. Order bookings for large commercial aircraft basically increased in each month of the year. Airbus and Boeing announced a combined order intake of 2,140 orders in 2005 compared with 647 in 2004. Aircraft deliveries increased by 10% from 606 to 668 in 2005.

Strategic Development. For 2006, the ambitions are to;

•	Meet challenges in design and manufacturing, particularly regarding the new GEnx engine.

•	Continue precision delivery of engine components without losing focus on costs.

•	New development assignments for the RM12 Gripen engine.

•	Increase after-market volumes and profitability.

Products. Volvo Aero offers a wide range of services and products for the commercial, aerospace and military aircraft industries, including high-technology components for engines, sale of parts for engines and aircrafts and overhaul and repair of aircraft engines and gas turbine engines. In addition, Volvo Aero provides aftermarket services for gas turbine engines and systems.

The company operates in close cooperation with partners. In 2005, important contracts on engine programs, such as the new engine GEnx and the industrial gas turbine LM2500, were signed with General Electric.

Production and capacity. During the year, cooperation with General Electric was increased. Volvo Aero and General Electric signed contracts whereby Volvo Aero increased its share in the LM2500 stationary gas turbine. Since 1997 Volvo Aero has been a risk-sharing partner on the LM2500, which became known as the most reliable gas turbine in its class. At the end of November, almost exactly one year after signing the contract for the new GEnx aircraft engine, Volvo Aero delivered the first components - right on schedule.

On February 12, 2005 the new Ariane 5 rocket, the ECA, was successfully launched. Since December 2002, working under intense time constraints, Volvo Aero has further developed the exhaust nozzle of the rocket, which can support a significantly greater usable load than before. The launch of the rocket was extremely significant for the ongoing European space program.

Volvo Aero Norway signed a contract with Pratt & Whitney to manufacture a component for the F135 engine for the F-35 JSF fighter aircraft.

Volvo Aero signed a contract with Snecma for the serial manufacture of nozzles and turbines for the Ariane 5. In addition, Volvo Aero and Snecma also signed a cooperation agreement to develop new turbine technologies for the aerospace industry.

In April 2005 the world’s largest passenger aircraft, the Airbus A380, flew for the first time. The A380 has Trent 900-type Rolls Royce engines, an engine program in which Volvo Aero is part-owner. In addition Volvo Aero delivers components for the second engine alternative, the GP7000.

Markets and Sales. The following table sets forth Volvo Aero’s sales by geographic market area and operating income for the years 2004 and 2005:

	2004	2005
	(In millions of SEK)
Western Europe	3,130	3,346
Eastern Europe	49	60
North America	3,127	3,612
South America	138	168
Asia	400	284
Other markets	81	68
Total sales	6,925	7,538
Operating income	403	836

Financial Services

Volvo Financial Services (VFS) provides services in three main areas: customer finance and insurance, treasury operations and real-estate management. These services enable Volvo to apply a Group-wide approach to financial risk. They also play a key role in Volvo’s strategy for becoming the world’s leading provider of commercial transport solutions.

Volvo's expanding customer finance operations cover Europe, North America, Australia, and parts of South America and Asia. VFS conducts customer finance operations in more than 50 countries. Finance programs are offered to the dealers and end-customers of Volvo's business areas. The range of financial services includes installment contracts, financial and operational leasing, and the financing of dealers. In many markets insurance service and maintenance contracts are also offered separately or in combination with financing services.

Volvo’s internal bank, Volvo Treasury, coordinates the Group’s global funding strategy and financial infrastructure. It is responsible for the management of all interest-bearing assets and liabilities and the execution of foreign-exchange transactions. A diversified funding strategy kept the Group's borrowing cost at competitive levels and gave strong support to VFS's growing customer finance activities in 2005.

Operations within Danafjord, VFS’s real-estate unit, include the renting and development of commercial real estate in Sweden and, increasingly, in other countries. During the year, Danafjord sold some of its non-strategic property in Kalmar and Torslanda generating a gain of SEK 188 million. The occupancy rate at the end of 2005 was 99.9% (99.8), and 52% (52) of the total was accounted for by tenants outside the Volvo Group. 81% (84) of the leases extend for five years or more.

During 2005, VFS developed and launched a new strategic initiative called “Commercial Focus” (CF) to further improve its effectiveness and contribute greater value to the Group's Business Areas, its dealers and customers. The goals of CF are to integrate VFS's activities more closely with those of the other Business Areas, enhance the depth and breadth of VFS's services and develop how services are provided to key accounts. The first six of numerous global projects were started in 2005 to support these goals. VFS believes this initiative will increase its market share as it continues to maintain prudent pricing and credit levels.

Strategic development. For 2006 the ambitions for Financial Services are:

•	Expand customer finance operations in growth markets.

•	Closely monitor and adapt operations to economic conditions.

•	Maintain low costs for funding the Group’s operations.

Expanding credit portfolio. During 2005, the volume of new financing amounted to SEK 33 billion, up by more than SEK 3.5 billion compared with 2004.

On December 31, 2005, total assets amounted to SEK 86 billion (72 billion), of which SEK 79 billion (64 billion) related to the net credit portfolio. Adjusted for the effects of foreign-exchange movements, the credit portfolio grew by 10% during the year, compared with growth of 11% in the preceding year.

From a currency perspective, 37% of the portfolio was denominated in EUR, 35% in USD, 9% in GBP and 6% in CAD. The remaining 13% is primarily a mix of other European and Latin American currencies.

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

See “Item 3.D - Risk Factors - Volvo relies on suppliers for the provision of certain raw materials and components”.

Marketing

The greater part of the sales of Volvo’s products takes place in Europe, North America and Asia. Globally the majority of Volvo’s products is sold through independent dealers. In Europe a majority of Volvo’s products is sold through independent dealers but a significant part of sales is carried out through Volvo’s own dealer network. In North America products are sold mainly through independent dealers but Volvo also has a substantial part of direct sales to large fleet customers.

Research and Development

In 2005 and 2004, research and development expenses were SEK 7,557 million and SEK 7,614 million, respectively. Considerable research work is devoted not only to traditional product development, but also to developing effective software and total solutions designed to improve profitability in Volvo’s customer’s business.

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

Safety aspects have a prominent role in all our product development and are based on an awareness of the user’s expected behavior. The basis for good safety is reliable and efficiently functioning products that respond in the anticipated manner. The user must be offered optimal conditions for handling the vehicle, even in complex situations.

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

Patents, Trademarks and Licenses

Volvo’s patents, trademarks, trade names and licenses are important to the business of each of the business areas within Volvo. Volvo owns or otherwise has rights to a substantial number of trademarks that it uses in conjunction with its business. Volvo believes that the level of protection of trademarks and other intellectual property rights used in its business is and has historically been adequate relative to its business. Volvo will use its best efforts to maintain the protection of such rights to the same extent in the future and is continuously evaluating and renewing its trademark and trade name registrations in all countries in which Volvo does any material amount of business. After the sale of Volvo Cars to Ford, the Volvo trademark is owned by Volvo Trademark Holding AB, which is jointly owned by AB Volvo and Volvo Car Corporation. The right to use the trademark “Volvo” has thereafter been regulated through license agreements made between Volvo Trademark Holding AB and AB Volvo and Volvo Car Corporation, respectively.

Volvo Car Corporation has the right to use the “Volvo” trademark for passenger cars, minivans carrying up to 10 passengers, light trucks with payload up to 1,500 kilograms, sports utility vehicles and other vehicles, but not buses or other vehicles used solely for commercial purposes, that have a gross vehicle weight of not greater than 5,400 kilograms (12,000 lbs. gross weight). AB Volvo has the right to use the trademark for trucks, buses, construction equipment, industrial and marine engines, aerospace equipment and all other products (apart from those which Volvo Car Corporation has the right to use the trademark for). To secure these rights and avoid having the trademark eroded, AB Volvo and Volvo Car Corporation have jointly adopted mechanisms to control their respective use of the trademark and to prevent others from taking undue advantage of it.

With regard to the “Mack” trademark, which is owned within the Volvo Group, similar control mechanisms apply. Volvo’s right to use the “Renault” trademark are limited to the truck sector only and are governed by a license agreement with the French company Renault SA, the owner of the “Renault” trademark.

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

During 2002, improved energy efficiency and lower emissions were defined as the focused environmental agenda for the entire Volvo Group, and objectives for the coming three-year period were developed.

Reduced emissions. The Volvo Group primarily uses diesel engines in its products, due to their high energy efficiency and their potential for low emissions. The main focus in development is on diesel engines. Improved fuel efficiency is an effective way of reducing carbon dioxide emissions, as well as reducing costs for the Group’s customers.

In order to improve air quality, regulators in many countries are placing even more stringent requirements on reducing emissions, especially of nitrogen oxides and particulates. In the US and the EU, among other places, the requirements are set to become considerably more rigorous during the next few years. All heavy trucks and buses registered in the EU from October 1, 2006 must meet the Euro 4 emissions standards. There are significant differences concerning exhaust emissions between an engine fulfilling the current Euro 3 requirements and one that meets the Euro 4 requirements. Emissions of nitrogen oxides (NOx) have to be reduced from 5 to 3.5 g/KWh, corresponding to a reduction of 30%. Particle emissions (PM) have to be reduced from 0.1 to 0.02 g/KWh, a reduction of no less than 80%. Euro 5, which will take effect on October 1, 2009 will require that NOx emissions levels in accordance with Euro 4 be halved.

To fulfill the new requirements for trucks and buses due to be introduced in Europe in 2006 (Euro 4) and 2009 (Euro 5), new solutions are needed for diesel engines. The Group’s solution to meet the requirements is diesel engines with even more efficient combustion and after treatment of exhaust gases with the additive AdBlue and Selective Catalytic Reduction (SCR). In North America, the Volvo Group has chosen to use an exhaust recirculation system - High-performance Exhaust Gas Recirculation (HEGR) - to reduce emissions of nitrogen oxides (NOx), combined with a diesel particulate filter.

Fuel efficiency is the main interest of all our customers, with its direct link to the operating costs of the business. Improved total fuel efficiency is also the most rewarding way to decrease carbon dioxide (CO2) emissions. How a vehicle is driven also has a significant effect on fuel consumption. For example, the same vehicle’s fuel consumption can vary by as much as 20% between different drivers. In some markets, the Volvo Group companies offer driver training programs that cover both fuel-efficient driving and safe driving.

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

The recent product launches demonstrate how the stricter emission requirements have been met with highly competitive fuel efficiency. Volvo Penta’s new medium-heavy marine diesel engines, D6-350 and D4-260, and the new D9, a future alternative to outboard engines demonstrate decreased fuel consumption combined with substantially lower emissions as well as advantages in terms of weight and noise levels. The key to this strategy is a close collaboration between engine development and each application, to ensure the right combination of engine, transmission, chassis and body. The I-shift transmission used in the Volvo Trucks is an example of this integration.

4.C. Organizational Structure

The Volvo Group's operations during 2005 were organized in eight business areas: Volvo Trucks, Renault Trucks and Mack Trucks, Buses, Construction Equipment, Volvo Penta, Volvo Aero and Financial Services. In addition to the eight business areas, there are certain operations, consisting mainly of service companies that are designed to support the business areas' operations. In the financial reporting the business areas Volvo Trucks, Renault Trucks and Mack Trucks are reported as one segment.

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

See “Item 18 - Financial Statements - Note 4” for information concerning Volvo’s group structure and significant subsidiaries, including the name, country of incorporation, proportion of ownership interest and, to the extent different, proportion of voting power held.

4.D. Property, Plants and Equipment

At December 31, 2005, the eight business areas of Volvo had manufacturing facilities worldwide.

Major components for the Group’s products are manufactured in Sweden, including engines, power transmission systems, cabs and sheet metal components.

Trucks are assembled in plants in Sweden, Belgium, France, Spain, Brazil, Venezuela, Australia, the United States, China, India and South Africa.

Volvo’s bus production takes place in Sweden, Finland, Poland, Brazil, Canada, Mexico, India, China and South Africa.

Facilities for production of construction equipment are located in Sweden, Germany, France, Poland, the United States, Canada, Brazil, South Korea and China.

Volvo Penta’s production facilities are in Sweden, United States and China.

The production facilities of Volvo Aero are located in Sweden, Norway and the United States.

The major part of the properties owned by the Volvo Group is used in the Group’s own operations. A certain number of the properties owned are leased to Volvo Car Corporation. The greater part of Volvo’s production facilities is owned by Volvo.

Volvo believes that the Group’s principal manufacturing facilities and other significant properties are in good condition and are adequate to meet the needs of the Volvo Group.

Environmentally adapted production. Environmental protection and responsible utilization of our shared natural resources are obvious aspects of Volvo’s production. The Volvo Group places environmental requirements on all facilities. These requirements include guidelines for the utilization of chemicals, energy use, emissions into the air and water, waste management, environmental organization and improvement efforts.

Since 1989, routine audits are conducted in order to monitor environmental efforts. Auditors identify environmental risks and any necessary measures that must be taken. Follow-up is conducted to ensure that work is completed. We have insurance coverage for environmentally related damages to the immediate surroundings, for example in the event of a sudden emission.

All of Volvo’s production facilities have the requisite environmental permits. In Sweden, there are 16 facilities that require permits. Those permits encompass waste, noise and emissions into the air, ground and water. One Swedish environmental permit is subject to renewal in 2006.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

5.A. Operating Results.

The following operating financial review should be read in conjunction with the Company's Consolidated Financial Statements included herein. The Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with International Financial Reporting Standards, IFRS, as adopted by European Union, EU. For a discussion of the principal differences between IFRS and US GAAP, see “Item 18.  Financial Statements—Note 37.”

General

The following table sets forth the Volvo Group’s sales and operating income by business areas for each of the years in the two-year period ended December 31, 2005.

	2004	2005
Net sales	(In millions of SEK)
Trucks	136,879	155,396
Buses	12,722	16,589
Construction Equipment	29,360	34,816
Volvo Penta	9,057	9,776
Volvo Aero	6,925	7,538
Financial Services	9,598	7,549
Other and eliminations	6,535	8,895
Total, as reported	210,401	240,559

Operating income (loss) [1]
Trucks	8,992	11,717
Buses	158	470
Construction Equipment	1,898	2,752
Volvo Penta	940	943
Volvo Aero	403	836
Financial Services	1,365	2,033
Other	923	-600
Total, as reported	14,679	18,151
____________
[1]	Operating income in 2004 included reversal of write-down of shares in Scania AB of 915, which was reported in Other and write-down of shares in Henlys Group plc of 95, which was reported in Buses.

Volvo’s investment in Scania AB

During 1999 and 2000, Volvo acquired 45.5% of the capital and 30.6% of the voting rights in Scania AB, one of the world’s leading manufacturers of trucks and buses. As a condition in connection with the European Commission’s approval of Volvo’s acquisition of Renault V.I. and Mack Trucks Inc. in 2001, Volvo undertook to divest its holding in Scania not later than April 2004. In April 2004, the Annual General Meeting approved a dividend to AB Volvo's shareholders of 99% of the shares in Ainax AB, a wholly owned subsidiary holding all of Volvo's Scania Series A shares. The distribution of shares in Ainax AB to Volvo’s shareholders was made on June 8, 2004 and the value of this dividend was SEK 6,310 million. Volvo has no longer any holdings in Scania AB or Ainax AB.

Volvo’s investment in Henlys Group plc

During 1998 and 1999, Volvo acquired 9.9% of the capital and voting rights in Henlys Group plc at a total acquisition cost of SEK 524 million. Henlys Group was a British company involved in manufacturing and distribution of buses and bus bodies in Great Britain and North America. Volvo and Henlys Group jointly owned the shares of the North American bus operations Prévost and Nova Bus. In February and March 2004, Henlys announced that its earnings for 2004 were expected to be significantly lower than previously anticipated. As a consequence of receiving this information, it was determined at the date when Volvo issued its 2003 financial statements that Volvo's holding in Henlys Group plc was permanently impaired at December 31, 2003, and a write-down was charged to Volvo’s operating income under Swedish GAAP for 2003. On June 10, 2004, Henlys Group announced that it was holding discussions with its lending banks and other principal creditors regarding a restructuring of the Henlys Group, and that it intended to delist its shares from the London Stock Exchange, Volvo wrote-down its remaining stake, SEK 95 million, in the second quarter 2004.

In October 1999, Volvo issued a convertible debenture loan to Henlys Group of USD 240 million in connection with Henlys Group’s acquisition of the US school bus manufacture Bluebird. The convertible debenture loan matured in October 2009. During the autumn 2004 Henlys Group was restructured. As part of the restructuring, Volvo Group reached an agreement to acquire the remaining 50% of the North American bus manufacturer Prévost Car Inc., containing the Prévost and Nova brands. The purchase price was SEK 554 million including two loans made available to Prévost Car Inc. by Henlys. In accordance with the agreement, Prévost Car Inc. became a wholly owned subsidiary of Volvo Bus Corporation. The agreement also involved Volvo converting part of the convertible debenture loan of SEK 1,601 million issued to Henlys into common and preferred shares in a newly established US-based company, Peach County Holdings Inc, containing the US school bus manufacturer Blue Bird. After the conversion Volvo owned 42,5% of the common shares in the new company. The conversion resulted in a write-down of approximately SEK 1.3 billion 2004, see “Item 18.  Financial Statements—Note 11.”

Peach County Holdings, Inc

During the fourth quarter of 2005 Volvo wrote down its shareholding in Peach County Holdings, Inc. by about SEK 550 M. At December 31, 2005 Volvo held 42.5% of the US-based company, which in turn owns the American school bus manufacturer Blue Bird. Since its reconstruction in the preceding year, Blue Bird has not developed well. The write-down was made as a consequence of Volvo’s decision not to participate in continued financing efforts. After the write-down, the value is zero. In January 2006, Peach County Holdings entered into reorganization proceedings (Chapter 11) and as a consequence of Volvo choosing not to participate in the continued reconstruction, Volvo’s shares in the company were cancelled.

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

Economic and market conditions. 2005 continued to be a strong year in global economic momentum. The economic expansion in the United States remained buoyant despite tighter monetary conditions. The Euroland economy failed to match the acceleration seen in 2004. Metal and oil prices appreciated sharply in 2005.

Overall, demand was very high in the markets in Europe, North America and South America. The total market for heavy trucks, based on the number of registered vehicles, in EU member countries plus Norway and Switzerland) rose 9% to 276,700 trucks in 2005, which is a new record level. Registration in the UK increased by 5%, in France by 21%, while the market in Germany was up 4% and in Spain by 10%. The market for heavy trucks in North America (Class 8) rose 29% in 2005 to 328,900 heavy trucks, compared with 255,500 trucks in 2004. This was driven by the continued strong US economy, with rising haulage needs. In addition, demand was driven by a need to renew truck fleets and that some customers wanted to purchase new trucks prior to the new, stricter emissions legislation becoming effective on January 1, 2007. The market for heavy trucks in Brazil declined by 9%. In 2005, the total market for heavy and compact construction machines in Volvo Construction Equipment’s product segment rose by 10%. In North America, the market grew by 10%, Western Europe by 7%, while the other markets rose by 13%. Total market growth was driven by both heavy and compact construction machines. The North American market for heavy construction machines grew 16%, while the market in Europe rose 4%. The other markets increased by 6%. The total market for compact construction equipment grew in 2005 by 11%, compared with the preceding year. The North American market showed growth of 8% and the European market was up 8%. Other markets rose by 21%. The Chinese market recovered from a temporarily low level, which is favorable for construction equipment in general and for the excavator business in particular. In contrast, the weak trend in Korea remained unchanged.

Factors affecting results. The Volvo Group’s sales are principally affected by unit sales volume and vehicle prices as well as by currency fluctuations, product mix and sales of optional equipment. The profitability of Volvo’s operations depends on a number of factors, including research and development expenses and the ability to achieve cost and capital efficiencies in product manufacturing.

Impact of Currency Fluctuations. A substantial amount of Volvo’s assets and debt are denominated in currencies other than Swedish kronor or located in countries other than Sweden. Most of Volvo’s sales take place outside Sweden with invoicing in U.S. dollars and other currencies. The sales outside Sweden amounted to, SEK 196,470 million and SEK 225,225 million, or 93% and 94% of Group sales in 2004 and 2005, respectively.

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

The average exchange rates between the Swedish krona and other major currencies such as the US dollar and the Euro were almost unchanged for 2005 compared to 2004.

The total effect of changes in currency exchange rates on operating income in 2005 compared with 2004 was positive by approximately SEK 100 million. The transactional effect of changed spot-market rates was positive, approximately SEK 1,000 million. The effect on income of forward and option contracts amounted to a loss of SEK 566 million (gain of SEK 828 million in 2004), which resulted in a negative impact of SEK 1,394 million for 2005, compared with 2004. Changes in spot rates in connection with the translation of income in foreign subsidiaries and the revaluation of balance sheet items in foreign currencies had a positive impact of SEK 651 million.

Adoption of International Financial Reporting Standards. From January 1, 2005, AB Volvo prepared its consolidated financial statements in accordance with IFRS. AB Volvo restated its financial statements from January 1, 2004 to IFRS. See Notes 1 and 3 to the consolidated financial statements. In addition, consolidated net income and stockholders’ equity are reported as reconciled to U.S. GAAP. Unless otherwise indicated, all amounts and percentages presented herein are based on IFRS. IFRS as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP affecting AB Volvo’s consolidated financials statements and reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2005 and 2004, see Note 37 to the consolidated financial statements. As a result of AB Volvo’s transition to IFRS reporting, certain amendments have been made to the adjustments recorded in its reconciliation of net income and equity under US GAAP for the financial year 2004.

Results from continuing operations

2005 compared with 2004

Volvo Group. Net sales in 2005 amounted to SEK 240,559 million (211,076), an increase of 14% compared with a year earlier. Adjusted for changes in currency rates, net sales rose 11%. Net sales for the Group’s truck operations amounted to SEK 155,396 million, which adjusted for changed exchange rates corresponded to an increase of 11%. The increase was attributable to higher sales, primarily in North America, South America and Other markets. Demand in North America was driven by a continued strong US economy, which resulted in increased transport needs. In addition, there is a need to renew truck fleets, which certain hauling companies are doing prior to the new, stricter emission legislation becoming effective at the beginning of 2007. In Europe, demand rose somewhat from an already historically high level. In total, Volvo delivered 214,379 trucks in 2005, 11% more than in the preceding year.

Net sales within Buses rose 30% compared with 2004. Adjusted for currency effects and purchase of the outstanding 50% of Prévost and Nova Bus, the increase was 18%. The increase is attributable mainly to South America, where a large number of buses were delivered to the new, efficient rapid transit bus system in Santiago, Chile.

As a result of a broadened production range and improved market shares in a rising world market, net sales in Construction Equipment increased by 19%. Adjusted for currency effects and divested operations, the increase was 18%.

Volvo Penta succeeded in offsetting the reduction in deliveries of industrial engines to China through growing on other markets. Net sales rose 8% in 2005, or 7% adjusted for currency changes.

The recovery in the aerospace industry affected Volvo Aero positively and, after several years of reduced sales, net sales again increased. The upturn was 9% in 2005, and adjusted for changes in currency rates, the increase was the same.

Strong economic growth combined with a major need to replace ageing fleets of trucks and construction equipment contributed an increase of 28% in net sales in North America. The rate of growth in Europe was significantly lower for the Group, which is reflected in the weaker economic development in Europe in many important countries. Net sales in South America were up 71% as a consequence of the increased sales of mainly trucks and buses.

Operating income in 2005 increased 24% to SEK 18,151 million (14,679). Excluding a positive effect on operating income from revaluation of shares in Scania AB and Henlys Group of SEK 820 million in 2004, the increase was 31%. The improvement is due mainly to increased volumes, higher gross margins and a higher portion of capitalized development expenses.

Trucks reported operating income of SEK 11,717 million (8,992), up 30%. The increase is attributable primarily to North America, where Mack Trucks and Volvo Trucks increased profitability through a favorable price realization and increased volumes. In Europe, Renault Trucks continued to improve its earnings while profitability for Volvo Trucks’ operations in Europe declined somewhat from a favorable level. Operating income for the European truck operations was impacted by increased costs during the second half of 2005 as a consequence from launches and production changeovers in connection to the introduction of a new generation of trucks and engines.

Operating income in Buses continued to improve as a result of the restructuring implemented earlier and higher sales volumes, particularly in South America. Operating income for full-year 2005 was SEK 470 million, compared to SEK 158 million in 2004.

Through strong cost control and increased volumes, Volvo Construction Equipment continued to improve its profitability. Operating income rose by 45% to SEK 2,752 million in 2005.

Volvo Penta maintained its high profitability during 2005 and at the same time implemented aggressive investments in product development and substantial marketing efforts to capitalize on the new and competitive product portfolio. Operating income remained at the same level as in 2004, SEK 943 million (940).

As an effect of the recovery in the aerospace industry, volumes rose for Volvo Aero. Combined with a favorable product mix and price realization, this resulted in an increase in operating income of 107% to SEK 836 million in 2005.

Operating margin for the Volvo Group during 2005 was 7.5% compared to 7.0% 2004.

Trucks. Net sales for Volvo’s truck operations amounted to SEK 155,396 M, which adjusted for changed exchange rates corresponded to an increase of 11%. The increase was attributable to higher sales, primarily in North America, South America and Other markets. Demand in North America was driven by a continued strong U S economy, which resulted in increased transport needs. In addition, there is a need to renew truck fleets, which certain hauling companies are doing prior to the new, stricter emission legislation becoming effective at the beginning of 2007. In Europe, demand rose somewhat from an already historically high level. In total, Volvo delivered 214,379 trucks in 2005, 11% more than in the preceding year.

Research and development expenses for Trucks in 2005 amounted to SEK 5,200 million, compared with SEK 5,491 million in 2004.

Buses. Volvo delivered 10,675 buses and bus chassis (8,232) during 2005. Increased sales were reported in many markets, including Europe, North America, South America and parts of Asia. During the year, Volvo Buses received an order for 1,779 city buses for the Transantiago BRT system in Santiago, Chile.

Net sales during 2005 rose to SEK 16,589 million (SEK 12,722 million). The increase was attributable largely to increased sales and improved pricing. Operating income increased from SEK 158 M, including a write-down of shares SEK 95 million, to SEK 470 million.

The improved earnings were due to increased volumes, higher prices, prior restructuring and general cost reductions. Earnings were adversely affected by SEK 95 million in costs for the closure of the plant in Heilbronn, Germany.

Research and development expenses for Buses in 2005 amounted to SEK 569 million, compared with SEK 484 million in 2004.

Construction Equipment. Net sales rose by 19% to SEK 34,816 million (SEK 29,360 million). Adjusted for exchange-rate effects, the increase was 18%. The increase was attributable mainly to increased volumes, improved distribution and advantageous product and market mix.

Operating income improved by 45% during the year and amounted to SEK 2,752 million (SEK 1,898 million), which represents an operating margin of 7.9% (6.5%). The earnings and margin improvements are due to advantageous product and market mix, increased productivity and good control of selling and administrative expenses. A program to lower selling and administration expenses was launched in 2005 to strengthen the operating margin.

Research and development costs for Construction Equipment in 2005 amounted to SEK 1,083 million compared with SEK 1,033 million in 2004.

Volvo Penta. Sales rose by 8% to a total of SEK 9,776 million, compared with SEK 9,057 million in the preceding year, due mainly to the strong performance of the Marine Leisure segment. Volvo Penta maintained its high profitability during 2005 and at the same time implemented aggressive investments in product development and substantial marketing efforts to capitalize on the new and competitive product portfolio. Operating income remained at the same level as in 2004, SEK 943 million (940). The operating margin amounted to 9.6% (10.4).

Research and development costs for Penta in 2005 amounted to SEK 413 million compared with SEK 311 million in 2004.

Volvo Aero. Volvo Aero’s net sales rose by 9% to SEK 7,538 million (6,925). The sales increase comes primarily from increased volumes, particularly in component manufacturing.

Operating income amounted to SEK 836 million (403). The earnings improvement is mainly attributable to increased volumes and higher capacity utilization at the production plants in Trollh’ttan, Sweden and Kongsberg, Norway. Stronger demand for new spare parts and an advantageous product mix also contributed to the earnings improvement. Operating margin rose to 11.1% (5.8).

The most profitable segment is still the production of spare parts and components for commercial aircraft engines. The after-market contributed to the earnings improvement. Volumes continued to be low in the engine overhaul operations and profitability was unsatisfactory.

Research and development costs in Volvo Aero amounted to SEK 225 million in 2005, compared with SEK 209 million in 2004.

Volvo Financial Services, VFS. Operating income for VFS in 2005 amounted SEK 2,033 million, up 49% from the SEK 1,365 million reported in 2004. Return on equity was 15.3% (11.1), with a year-end equity ratio of 11.2% (11.6%). Throughout 2005, VFS successfully achieved a healthy balance among credit risk, volume, sales penetration and professional pricing. All customer finance regions improved performance over the prior year. Write-offs in 2005 totaled SEK 297 million, corresponding to an annualized write-off ratio of 0.40% (0.66). On December 31, total credit reserves amounted to SEK 1,751 million giving a credit-reserve ratio at year-end of 2.17%.

Other. Operating income in 2005 from the Group’s other operations included AB Volvo and certain internal service companies and amounted to a loss of SEK 600 million (gain SEK 923 million). Operating income from the Group’s other operations in 2004 included a revaluation of Scania shares with SEK 915 million. In 2005 other operations included effects from Celero Support AB that was divested with a capital gain of SEK 430 million. In total during 2005, Volvo’s holding in Peach County Holding, Inc. (Blue Bird) impacted operating income negatively with an amount of SEK 653 million including a write-down of SEK 550 million during the fourth quarter.

Net interest expense. The net interest expense for 2005 amounted to SEK 318 million compared to SEK 433 million for the previous year. The improvement is primarily a result of lower cost for the pension liability due to lower pension debt as a result of capital injections to the Group’s pension foundations.

Other financial income and expenses. Other financial income and expenses were positively impacted by marked-to-market revaluation of derivatives used for hedging of the customer finance portfolio. The positive revaluation impact is a result of higher long-term interest rates in the US and Canada and was for the full year SEK 251 million. There was no revaluation impact in 2004, as marked-to-market valuation was not applicable in IFRS before 2005.

Income taxes. During 2005, income tax expenses of SEK 4,908 million were reported, compared with SEK 3,129 million for 2004. The income tax expense was related to current and deferred tax expenses.

Minority interests. Minority interests in the Volvo Group were mainly attributable to Volvo Aero Norge AS (22%), Volvo Aero Services LP (5%) and Wuxi da Hao Power Co, Ltd (30%).

5.B. Liquidity and Capital Resources

Cash flows relating to major acquisitions and divestments of subsidiaries are included in the consolidated cash flow from the point of acquisition or through to the point of divestment. The effects of changes in exchange rates on translation of foreign subsidiaries have also been excluded since these effects do not influence cash flow. For further information regarding the impact of changes in foreign exchange rates see “- 5.A. Operating Results - General - Impact of Currency Fluctuations”.

Cash flow from operating activities. Cash flow from operating activities decreased to SEK 14.0 billion in 2005 from SEK 15.3 billion in 2004. The decrease between 2005 and 2004 was mainly due to transfers made during the year to pension foundations, in the amount of SEK 4.4 billion and also due to strong sales growth.

Cash flow from/used in investing activities. Net cash used in investing activities in 2005 amounted to SEK 12.5 billion compared with SEK 0.8 billion in 2004.

Investments in fixed assets in 2005 amounted to SEK 10.3 billion compared to SEK 7.4 billion in 2004. Investments in fixed assets in Trucks, which amounted to SEK 6.8 billion (SEK 4.7 billion in 2004), were made to improve efficiency in the European industrial system, increase the number of service workshops for the dealer network in Europe, continued modification of the Hagerstown plant in North America for manufacturing of engines and transmissions and for a changeover for production of a new 13-litres engine in Skövde, Sweden, and a new 11-liter engine in Vénissieux.  the move of the assembly line for the MD9 and MD11 engines from Skövde, Sweden to Lyon, France. Capital expenditures increased in Construction Equipment from SEK 0.7 billion to SEK 0.9 billion, mainly for development of production plants and in tools and equipment for new products. In Volvo Aero the level of capital expenditures increased from 0.5 billion to SEK 0.8 billion. A major part of the investments relate to entrance fees to become a partner in the new GEnx engine and in the LM2500 industrial gas turbines, according to agreements with General Electric. Investments remained at the same level as last year in Buses at SEK 0.2 billion and decreased in Volvo Penta from SEK 0.3 billion to SEK 0.2 billion.

Investments in leasing assets amounted to SEK 4.5 billion in 2005 compared with SEK 4.4 billion in 2004.

Cash flow from investments in shares was positive SEK 0.3 billion in 2005 and positive SEK 15.1 billion in 2004. In 2004, SEK 14.9 billion was related to the divestment of the Scania B shares.

Net acquisitions of subsidiaries and other business units in 2005 had a positive effect on cash flow by SEK 0.7 billion. The amount includes among others the sale of properties in Danafjord and the sale of the service company Celero Support. Net acquisitions of subsidiaries and other business units in 2004 had a negative effect on cash flow by SEK 0.1 billion.

Interest-bearing receivables including marketable securities had a negative impact on cash flow by SEK 1.3 billion in 2005, SEK 6.4 billion in 2004.

Cash flow from financing activities. Net cash flow used in financing activities amounted to SEK 3.3 billion in 2005 and SEK 14.7 billion in 2004. Net borrowings increased during 2005 by SEK 3.6 billion. The new borrowing during the year, mainly through the issue of bonds, contributed SEK 42 billion (amortization of debt was SEK 33.4 billion). The decrease in loans during 2004 reduced liquid funds of net SEK 8.8 billion, of which new borrowing during the year contributed SEK 19.1 billion (amortization of debt was SEK 28.9 billion).

Cash dividends paid to AB Volvo shareholders in 2005 totaled SEK 5.1 billion and SEK 3.4 billion in 2004.

Repurchase of own shares in 2005 amounted to SEK 1.8 billion and to SEK 2.5 billion in 2004.

Change in cash and cash equivalents. The Group’s liquid funds decreased during 2005 by SEK 0.7 billion, of which changes in exchange rates increased liquid funds by SEK 1.1 billion. Liquid funds at year-end amounted to SEK 8.8 billion. Liquid funds were SEK 9.2 billion at December 31, 2004.

Net financial position is calculated as liquid funds and short-term and long-term interest bearing receivables reduced by short-term and long-term interest-bearing loans (including provisions for pensions and other post retirement benefits). Net financial position is focused on Volvo operations excluding Volvo Financial Services, since the net financial position in the customer finance companies is stable. For additional information on Volvo’s Financial Services operations see further on page 44.

Net financial position at December 31, 2005 was calculated as follows:
(in millions of SEK)	Volvo Group, excl Financial Services
Cash and cash equivalents	7,385
Marketable securities 1)	28,662
Short-term interest-bearing receivables and loans	6,292
Long-term interest-bearing receivables and loans	1,399
Financial assets	43,738
Loans	13,097
Provisions for pensions and other post-employment benefits	11,966
Financial liabilities	25,063
Net financial assets	18,675

The Group’s, excluding Financial Services, net financial position, which totaled net financial assets of SEK 18.1 billion at the beginning of the year, totaled net financial assets of SEK 18.7 billion at December 31, 2005. The increase was due primarily to positive cash flow from operating activities partly offset by dividends paid to AB Volvo shareholders, repurchase of own shares and effects of changes in accounting principles (IFRS). The net financial position including long-term and short-term customer financing receivables was for the Volvo Group, including Financial Services, SEK 16.4 billion for 2005.

The net financial position as a percentage of shareholders’ equity and minority interests was 23.7% at the end of 2005 compared with 25.8% at the end of 2004.

Volvo generally maintains lines of credit throughout the geographical areas where it conducts business. The unused portion of committed credit lines, which may be used without restrictions, amounted to approximately SEK 21 billion at the end of 2005. Of these facilities approximately SEK 20 billion consists of stand-by facilities with varying maturities up to the end of 2010.

Credit risks. Credit risks are related to customer credits, to the deposit of liquid funds and to engagements in derivative instruments. Credit risk depends on the creditworthiness of counterparts and is reduced through careful evaluation of their ability to fulfill their obligations.

Customer credits comprise of credit granted to agents and dealers as well as loans made to end-customers by customer-financing companies. In addition, an evaluation of the political and economic situation in the purchaser’s country is made in connection with export transactions. At year-end 2005, Volvo’s accounts receivable amounted to SEK 24.8 billion. The average age of these receivables was 34 days.

Operations are governed by common policies for credits and by rules for classifying customers. The credit portfolio is distributed properly among different categories of customers and different industries. Credit risks are managed through active monitoring and follow-up routines and, in appropriate cases, procedures for repossessing products. Allocations are also made to credit-risk reserves. The credit risk in customer financing is distributed among a large number of individual customers and dealers. Collateral is provided in the form of the products being financed. When issuing credit, an effort is made to balance risk exposure and expected yield. Total assets in the consolidated customer-financing companies, consisting mainly of current and long-term accounts receivable, amounted to SEK 81.5 billion in 2005 compared to SEK 67.1 billion in 2004.

The liquidity in the Group is invested mainly in local cash pools or directly with Volvo Treasury. Volvo Treasury invests the liquid funds in the money and capital markets. This concentrates the credit risk within the Group’s in-house bank. All investments must meet criteria for low credit risk and high liquidity. In accordance with Volvo’s credit policy, counterparts for both investments and transactions in derivatives must in general have received a rating of “A” or better from one of the well-established credit-rating institutions.

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

Non-current liabilities. Volvo Treasury AB and Volvo Group Finance Europe BV issue most of the Group’s non-current liabilities. The total outstanding non-current liabilities, excluding current portion as per year-end amounted to SEK 43.6 billion (SEK 40.4 billion). The material currencies issued were the Euro, US dollar, Swedish kronor, Pound Sterling and Canadian dollar amounting to SEK 22.6 billion, SEK 8.0 billion, SEK 5.5 billion, SEK 1.8 billion and SEK 1.9 billion, respectively.

Most of Volvo’s non-current liabilities are issued with a fixed interest rate, with currency and interest rate risk hedged using derivative instruments.

The maturity structure of the Group’s non-current liabilities is set considering the long-term funding needs within the Group. Approximately 72% mature within two to three years, 20% within four to five years and 8% within six years or later. See Note 26 to Volvo’s consolidated financial statements.

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

Repurchase of shares of AB Volvo. The total number of outstanding Volvo shares by year-end 2003 was 419,444,842. The average number of outstanding shares was 419,444,842 in 2003. On April 16, 2004, the Annual General Meeting resolved that Volvo may transfer treasury stock to fulfill undertakings for the Company’s employee stock options program of 2002. Furthermore, the Meeting decided to establish a new share-based incentive program during the second quarter of 2004 for senior executives in the Volvo Group and it was resolved that Volvo may transfer own shares to the participants in the new share-based incentive program. The Annual General Meeting of AB Volvo also authorized the Board of Directors to decide on the acquisition of own shares for, among other reasons, to create a more effective capital management for AB Volvo. Accordingly, on June 16, 2004, the Board decided to acquire through purchase on Stockholmsbörsen a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4.3 billion.

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

Volvo transferred a total of 63,667 of own shares to the holders of the share-based incentive program in April 2005. During 2005 share capital was reduced by SEK 95 million through cancellation without repayment of 3,084,619 Series A shares and 12,752,222 Series B shares. After reduction share capital amounts to SEK 2,554 million and is based on 425,684,044 registered shares. The total number of registered shares by year end 2005 amounted to 425,684,044. Volvo held 5% of the registered shares at year end 2005, 21,220,535 shares whereof Series A shares 4,145,627 and Series B shares 17,074,908.

Capital Expenditures for Property, Plant and Equipment.

Capital expenditures that had been approved but not yet implemented at year-end 2005 amounted to approximately SEK 7.8 billion. The distribution of these investments, by principal business areas, is as follows:

(in billions of SEK)

Trucks	5.5
Buses	0.2
Construction Equipment	0.6
Volvo Penta	0.2
Volvo Aero	0.5
Other and corporate expenditures	0.8
Total	7.8

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

Condensed income statements, Financial Services	2004	2005
	(In millions of SEK)
Net sales	9,598	7,549
Income after financial items	1,365	2,033
Income taxes	(430)	(609)
Net income	935	1,424

The condensed balance sheets below are presented for the Total Volvo Group as well as separately for Financial Services and for the Volvo Group excluding Financial Services. Separate condensed balance sheets are presented for Financial Services and for Volvo’s industrial and commercial operations (“Volvo Group excluding Financial Services”) since the capital structures of these operations are significantly different and therefore this additional information is requested from shareholders and creditors in order to be able to better evaluate the financial position of the Volvo Group. The Volvo Group’s financial targets as established by its Board of Directors further include separate targets for the capital structure within Financial Services and Volvo’s industrial and commercial operations.

	Volvo Group, excl Financial Services [1]		Financial Services		Total Volvo Group
Condensed balance sheets	2004	2005	2004	2005	2004	2005
Assets
Intangible assets	16.6	20.3	0.0	0.1	16.6	20.4
Property, plant and equipment	27.3	31.3	3.9	3.7	31.2	35.0
Assets under operating leases	8.5	10.3	12.8	0.7	19.5	20.8
Shares and participations	10.1	10.3	0.2	0.0	2.0	0.8
Long-term customer finance receivables	0.1	0.7	25.2	39.1	25.2	31.2
Long-term interest bearing receivables	1.8	1.4	0.0	0.0	1.7	1.4
Other long-term receivables	6.4	7.2	0.2	0.3	6.0	7.0
Inventories	28.3	33.6	0.3	0.3	28.6	33.9
Short-term customer finance receivables	0.1	0.6	26.1	38.9	26.0	33.3
Short-term interest bearing receivables	10.3	6.3	0.0	0.0	1.6	0.5
Other short-term receivables	30.0	36.8	1.6	1.6	29.7	35.9
Marketable securities	25.9	28.7	0.1	0.2	26.0	28.8
Cash and bank accounts	8.8	7.4	0.9	0.9	8.8	8.1
Total assets	174.2	194.9	71.5	85.8	222.9	257.1

Shareholders’ equity and liabilities
Shareholders’ equity	69.6	78.8	8.3	9.6	69.6	78.8
Provisions for post employment benefits	14.2	12.0	0.0	0.0	14.2	12.0
Other provisions	14.0	17.1	0.9	1.3	14.9	18.5
Loans	14.0	13.1	57.8	70.0	61.8	74.9
Other liabilities	62.4	73.9	4.5	4.9	62.4	72.9
Total shareholders’ equity and liabilities	174.2	194.9	71.5	85.8	222.9	257.1
Shareholders’ equity and minority interests as percentage of total assets	40.0	40.4	11.6	11.2	31.3	30.6

____________
[1]	Financial Services operations are reported in accordance with the equity method.

Net sales and income. The net sales value consists mainly of interest income and fees for rental and leasing contracts. Total sales of SEK 7,549 million in 2005 were 21% lower than in 2004.

Income after financial items amounted to SEK 2,033 million (SEK 1,365 million). Throughout 2005, VFS successfully achieved a healthy balance among credit risk, volume, sales penetration and pricing. All customer finance regions improved performance over the prior year.

At year-end 2005 the credit portfolio amounted to SEK 79 billion (SEK 64 billion). Excluding currency effects, the portfolio growth was 10.0% (10.8%). Provision is made for both credit risks and residual-value risks to the degree that residual-value risks are attributable to the customer-financing company. For customers unable to fulfill their contractual obligations, specific provisions for credit risks are made based on an individual assessment of each contract. In addition, in accordance with established policies, provisions are made for estimated credit and residual value losses for each customer-financing company.

Provisions for estimated credit value losses amounted to 2.2% (2.1%) of the credit portfolio at year-end 2004. Realized credit losses in 2005 amounted to SEK 297 million (SEK 429 billion).

Financial position. Total assets in Financial Services operations increased during the year, to SEK 85.8 billion from SEK 71.5 billion in 2004. 35% of the credit portfolio is denominated in USD and 37% in Euro.

Customer and leasing receivables amounted to SEK 78.0 billion compared to SEK 63.4 billion in 2004. Assets under operating leases decreased from 0.8 billion in 2004 to SEK 0.7 billion in 2005.

Volvo’s objective is to maintain an equity/assets ratio of 10% in its Financial Services operations. The equity/assets ratio, calculated as shareholders’ equity and minority interests as percentage of total assets was 11.2% in 2005, compared to 11.6% in 2004.

U.S. GAAP information

The Volvo Group’s financial statements have been prepared in accordance with IFRS, which vary in some respects from U.S. GAAP. Note 37 to Volvo’s consolidated financial statements for 2005 summarizes the effect that the application of U.S. GAAP would have on consolidated net income and shareholders’ equity. Also see Note 37 to Volvo’s consolidated financial statements for discussion of the impact of recently issued US accounting pronouncements.

Critical Accounting Policies and Estimates

Volvo’s significant accounting principles are set out on pages F-7 to F-11 of the consolidated financial statements and conform to IFRS as adopted by the EU. In note 2, Key sources of estimation uncertainty, to the consolidated financial statements, corresponding information to Critical Accounting Policies and Estimates are included. In accordance with Financial Reporting Release No. 60 (FR60) issued by the Securities and Exchange Commission of the United States, registrants are required to provide additional disclosure of accounting principles in which estimates, judgments and assumptions are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements. The note 2 applied by Volvo are deemed to meet these criteria.

Introduction of new accounting policies

For a description of changes in accounting principles see “Item 18 - Financial Statements - Note 1”. For a description of changes in US generally accepted accounting principles see “Item 18 - Financial Statements - Note 37”. The financial impacts of the transition to IFRS are described in note 3, Impact of IFRS, to the consolidated financial statements.

5.C. Research and Development, Patents and Licenses

For a description of the Company’s research and development activities for the last two years, see “Item 4. Information on the Company — 4.B Business Overview - Research and Development.” For a description of the Company's patents and licenses, see “Item 4. Information on the Company — 4.B Business Overview - Patents, Trademarks and Licenses.”

Research and development expenses in 2005 amounted to SEK 7,557 million compared with SEK 7,614 million in 2004. In accordance with IAS 38 intangible assets, expenditures for development of new products and production systems shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. The application of IAS 38 means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. Other research and development expenses are charged to income as incurred. See further in Notes 1 and 3 to the Consolidated Financial Statements.

5.D. Trend Information

For a discussion of trend information see “Item 5. Operating and Financial Review and Prospects - 5.A. Operating Results.”

5.E. Off-Balance Sheet Arrangements

The Group’s off-balance sheet arrangements at December 31, 2005 include:

i.	guaranteed bank loans and other credits for associated companies in an amount of SEK 13 million.

ii.	guaranteed bank loans and other credits for customers and others in an amount of SEK 1,267 million.

iii.	tax claims in an amount of SEK 695 million for actual or anticipated actions against the Volvo Group for which provisions are not considered necessary.

iv.	other contingent liabilities amounting to SEK 5,875 million.

See “Item 18 - Financial Statements - Note 29”

5.F. Tabular Disclosure of Contractual Obligations

Long-term financial obligations include:

(in millions of SEK)	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including current maturities and financial lease obligations (a)	64,781	21,226	31,287	8,839	3,429
Operating leases	3,361	1,018	929	701	713
Total	68,142	22,244	32,216	9,540	4,142

(a) as recognized in Volvo’s Consolidated Balance Sheet as of December 31, 2005.

At December 31, 2005, Volvo further had commitments to repurchase used products through buy-back contracts and residual value guarantees with external customers in an amount of SEK 3,959 million (these commitments are reflected in Volvo's consolidated financial statements either as non-current liabilities, current liabilities or contingent liabilities).

The Volvo Group has no contractual obligations to contribute, during 2006, to Volvo related pension funds. The future payments will be influenced by future actuarial assumptions and could not thus be estimated. More about Volvo pensions could be found in F-pages note 24, Post-employment benefits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Corporate bodies in corporate governance

The governance and control of the Volvo Group is carried out through a number of corporate bodies. At General Meetings, the shareholders exercise their voting rights with regard, for example, to the composition of the Board of Directors of AB Volvo and election of external auditors. An Election Committee proposes candidates to serve as Board members, Board Chairman and external auditors. The Board is responsible for the Group’s long-term development and strategy as well as controlling and evaluating the company’s daily operations. In addition, the Board appoints the President of AB Volvo, who is also the Chief Executive Officer (CEO). The duties of the Board are partly exercised through its Audit Committee and its Remuneration Committee. The CEO is in charge of the daily management of the Group in accordance with guidelines and instructions provided by the Board. The presidents of the Group’s eight business areas report to the CEO.

Swedish Code of Corporate Governance

Volvo applies the Swedish Code of Corporate Governance (“the Code”).

Election Committee

The Election Committee is the shareholders’ body responsible for submitting to the Annual General Meeting the names of candidates to serve as Chairman and other members of the Board, the fees to be paid, distributed among the Chairman, other members of the Board and any remuneration for work on the Board’s committees. In the years in which election of auditors for Volvo shall be held, the Election Committee presents proposals for election of auditors and audit fees to be paid based on the preparations carried out by Volvo’s Audit Committee.

In conjunction with the Election Committee proposing candidates for Chairman and the other members of the Board, the Election Committee shall comment on whether those persons who are proposed are to be considered as independent in relation to the company and company management as well as to large shareholders in the company. The Election Committee’s proposal shall be presented to Volvo in sufficient time to be able to be included in the notice of the Annual General Meeting and at the same time on Volvo’s website.

The Election Committee, which was appointed at Volvo’s Annual General Meeting in 2005, comprised Volvo’s Chairman Finn Johnsson, Lars Idermark, representing the Second Swedish National Pension Fund, Marianne Nilsson, representing Robur Funds, Curt Källströmer, representing Svenska Handelsbanken and Thierry Moulonguet, representing Renault SAS. The Election Committee internally selected Lars Idermark as Chairman. The work of the Election Committee was during 2005 governed by the instructions approved by the Volvo Annual General Meeting in 2005. The 2006 Annual General Meeting elected the Board Chairman Finn Johnsson, Curt Källströmer, Eva Halvarsson, representing the Second Swedish National Pension Fund, Björn Lind, representing SEB-fonder and others, and Thierry Moulonguet as members of the Election Committee.

Board of Directors

In 2005, Volvo’s Board of Directors consisted of eight members elected by the Annual General Meeting. In addition, the Board had three members and two deputy members appointed by employee organizations. The CEO, Leif Johansson, was a member of the Board.

The Board held six regular meetings and three extraordinary meetings in 2005.

The Board has adopted work procedures for its activities that contain rules pertaining to the distribution of work between the Board members, the number of Board meetings, matters to be handled at regular meetings of the Board and duties incumbent on the Chairman. In addition thereto, the work procedures contain directives concerning the tasks of the Audit Committee and the Remuneration Committee respectively. The Board has also issued written instructions specifying when and how information required to evaluate the company’s and Group’s financial position should be reported to the Board as well as the distribution of duties between the Board and the President and in what circumstances the Executive Vice President and Deputy CEO is to substitute for the CEO.

The Annual General Meeting decides on the fees to be paid to the Board members elected by the shareholders. The Annual General Meeting held on April 12, 2005 approved a total fee to the Board, for the time until the end of the next Annual General Meeting, of SEK 4,775,000. The fee was to be distributed among the Board Members according to the following. The Chairman of the Board receives a fee of SEK 1,350,000, the remaining members a total of SEK 2,700,000 to be distributed among the members as the Board decides. In addition, the Chairman of Audit Committee shall receive SEK 250,000 and the other two members of the Audit Committee SEK 125,000 each and the members of the Remuneration Committee SEK 75,000 each.

During the year, the Board reviewed the business plans and strategies for the various businesses in the Volvo Group. In addition thereto, the Board reviewed the financial positions of AB Volvo and the Volvo Group on a regular basis and acted in order to ascertain that there are efficient systems in order to follow-up and control the business and financial position of the Volvo Group. In connection therewith, the Audit Committee is responsible for preparing for the Board’s work through quality assurance of the company’s financial reporting through reviewing the interim reports and the annual report. The Board has met with the company’s auditors during 2005. The Board also dealt regularly with matters involving divestments, acquisitions, the establishment of new operations, and matters related to investments in product renewal and product development in the Group’s business areas.

The Board’s work is mainly performed through the Board meetings and through meetings in the respective committees of the Board. In addition thereto, the chairman of the Board is in regular contact with the CEO in order to discuss the on-going business and to ensure that the decisions taken by the Board are executed.

During 2005, the Board performed its yearly evaluation of the Board’s work. The written report has been submitted to the Election Committee.

Independence Requirements

The Board of Directors of Volvo must meet independence requirements pursuant to the rules of the Stockholm Stock Exchange, the Code and NASDAQ’s regulations, as well as the Sarbanes-Oxley Act.

Audit Committee

In December 2002, the Board established an Audit Committee primarily for the purpose of overseeing the accounting and financial reporting processes and the audit of the financial statements. The Audit Committee is responsible for preparing the Board’s work through quality assurance of the company’s financial reporting through reviewing the interim reports and the annual report. In addition, the Audit Committee’s task is to establish guidelines specifying what other services than audit the company may procure from the company’s auditors and to provide guidelines for and decisions on transactions with companies and persons closely associated with Volvo. The Audit Committee is also responsible for evaluating the auditors’ work as well as to provide the Election Committee with the results of the evaluation and to assist in preparing proposals for auditors.

In 2005, the Audit Committee comprised Board members Haruko Fukuda, Ken Whipple and Per-Olof Eriksson, Chairman. The Audit Committee held three ordinary meetings and one extraordinary meeting in 2005. The Audit Committee met with the external auditors and Head of Internal Audit at the ordinary meetings as well as the external auditors without the presence of the company management.

As of April 5, 2006, the Audit Committee consists of Per-Olof Eriksson, Ying Yeh and Peter Bijur. The Board of Directors has determined that each of Per-Olof Eriksson, Ying Yeh and Peter Bijur are “audit committee financial expert” as defined in Item 16A of Form 20-F.

Remuneration Committee

In April 2003, the Board established a Remuneration Committee primarily for the purpose of preparing and deciding on issues relating to remuneration to senior executive in the Group. The duties of the Committee include presenting recommendations for resolution by the Board regarding terms of employment and remuneration for the President and Executive Vice President of AB Volvo, principles for remuneration, including pensions and severance payment for other members of the Group Executive Committee, and principles for variable salary systems, share-based incentive programs, pensions and severance payment for other senior executives in the Group. In addition the Remuneration Committee decides the individual terms of employment for the other members of the Group Executive Committee in accordance with the principles established by the Board.

In 2005, the Remuneration Committee comprised Board members Tom Hedelius, Louis Schweitzer and Finn Johnsson, Chairman. The Remuneration Committee held four meetings during the year.

Disclosure Committee

A Disclosure Committee was established in 2004. The Committee contributes to ensuring that Volvo fulfills its obligations according to applicable legislation as well as to listing rules to timely disclose to the financial market all material information that affects the share price.

The Committee comprises the heads of the corporate staffs, Corporate Finance, Internal Audit, Investor Relations, Corporate Legal and Financial Reporting.

The Directors and Deputy Directors of AB Volvo during the full year 2005, their respective ages, the years in which such positions were attained and their material memberships on the Boards of other companies are:
Name	Age	Position and Other Directorships
Finn Johnsson	60
Chairman of the Board (since February 2004). Director (since 1998). Chairman of the Remuneration Committee. Chairman of the Boards of, Outokumpu Copper Oy, Thomas Concrete Group AB, Unomedical A/S, KappAhl AB and City Airline. Member of the Boards of Skanska AB and AB Industrivärden.

Per-Olof Eriksson	68
Director (since 1994). Chairman of the Audit Committee. Master of Engineering, Hon. Dr. of Technology. Board Chairman: Callans Trä AB and Odlander, Fredriksson & Co. Board member: Investment AB Öresund, Assa Abloy, Senea AB, Elkem AS, Södersjukhuset AB, Cross country Systems AB and KTH Holding AB. Member of the Royal Swedish Academy of Engineering Sciences.

Patrick Faure	60	Director (since 2001). Bachelor of Laws. Chairman and CEO of Renault F1 Team. Board member: VINCI, ERTICO.

Haruko Fukuda	60
Director (since 2003). Member of the Audit Committee. Caliber Global Investment Ltd. (Chairman), Investec plc, Aberdeen Asian Smaller Companies Investment Trust plc. Senior Advisor at Lazard, Advisor at METRO AG. Honorary Fellow of New Hall Cambridge, Chairman of the Advisory Board of New Hall Cambridge, Honorary Vice President of the Japan Society, Trustee of Mitsubishi Trust Oxford Foundation, Freeman of the City of London.

Tom Hedelius	67
Director (since 1994). Member of the Remuneration Committee. Master of Business Administration, Hon. Dr. of Economics. Board Chairman: AB Industrivärden, Bergman & Beving AB and Sandrews. Honorary Chairman: Svenska Handelsbanken. Vice Chairman: Addtech AB, Lagercrantz Group AB and Jan Wallanders och Tom Hedelius stiftelse. Board member: Svenska Cellulosa Aktiebolaget SCA and Lundbergs AB.

Leif Johansson	55
Director (since 1997). Master of Engineering. President of AB Volvo and Chief Executive Officer of the Volvo Group since 1997. With Volvo since 1997. Board member: Bristol-Myers Squibb Company, Confederation of Swedish Enterprise and The Association of Swedish Engineering Industries. Member of the Royal Swedish Academy of Engineering Sciences.

Louis Schweitzer	64
Director (since 2001). Member of the Remuneration Committee. Bachelor of Laws. Board Chairman: Renault SA and AstraZeneca Plc. Board member: Philips, Electricité de France, BNP-Paribas, VEOLIA and L’Oréal.

Ken Whipple	72
Director (since 2001). Member of the Audit Committee. Bachelor of Business and Engineering. Board Chairman of CMS Energy Corporation and Glenlore Enterprises. Board member: 14 JP Morgan Fleming Mutual Funds and Korn-Ferry International AB.

Martin Linder*	33	Director (since May 2004)

Olle Ludvigsson*	58	Director (since 1988). Deputy Director 1983 - 1988.

Johnny Rönnkvist*	59	Director (since 1999).

Berth Thulin*	55	Deputy Director (since 1999).

Margareta Öhlin*	59	Deputy Director (since 2005).

_____________________________
* Employee representative

At the Annual General Meeting on April 5, 2006, Haruko Fukuda and Patrick Faure left the Board of  Directors and Ying Yeh, Philippe Klein and Peter Bijur were elected as new Directors.

Ying Yeh	57	President and Chairman of Kodak North Asia Region.

Philippe Klein	49	Senior Vice President, CEO’s Office Renault S A and member of the Renault Management Committee.

Peter Bijur	63	Board member: Gulfmark Offshore Inc.

Secretary to the Board
Eva Persson	53	Secretary to the Board (since 1997). Senior Vice President and General Counsel of AB Volvo.

Volvo Group Executive Committee

The members of the Volvo Group Executive Committee are appointed by, and report to, the Chief Executive Officer.

Executive Vice President and Deputy Chief Executive Officer Lennart Jeansson, member of Volvo’s Group Executive Committee since 1986, left the Group Executive Committee on June 30, 2005 in conjunction with his retirement. The role of Executive Vice President and Deputy Chief Executive Officer was assumed by Jorma Halonen.

Former Senior Vice President of AB Volvo, Karl-Erling Trogen, who had been a member of the Group Executive Committee since 1994, left the Group Executive Committee in December, 2005 and retired January 31, 2006.

Stefan Johnsson, Volvo’s Senior Vice President and Chief Financial Officer since 1998, left this position on November 30, 2005, to assume responsibility for a number of Volvo’s central business units. Stefan Johnsson continues to be a member of the Group Executive Committee. Pär Östberg, former Chief Financial Officer of Renault Trucks, has been appointed Chief Financial Officer for the Volvo Group and member of the Group Executive Committee.

The senior executive officers of the Volvo Group, together with the years in which they were appointed to their respective offices, are as follows:

Name	Age	Position
Leif Johansson	55
President of AB Volvo and Chief Executive Officer of the Volvo Group (since 1997). President and CEO of Electrolux Group (1994-1997), President of AB Electrolux (1991-1997), President of Facit AB (1982-1983), President of Husqvarna Motorcyklar AB (1979-1981). Member of Volvo Board (since 1997).

Jorma Halonen	58
Executive Vice President of AB Volvo and Deputy CEO (since 2004). President of Volvo Truck Corporation (2001-2004). Various positions at Scania (1990-2001). Member of Group Executive Committee (since 2002).

Pär Östberg	44
Born 1962. Senior Vice President of AB Volvo and CFO of the Volvo Group since December 2005. Senior Vice President and CFO of Renault Trucks (2004-2005). Member of the Group Executive Committee since December 2005, responsible for finance, strategy and business development.

Name	Age	Position
Eva Persson	53	Senior Vice President of AB Volvo and General Counsel of the Volvo Group (since 1997). Member of Group Executive Committee (since 1997), responsible for legal, tax and security matters.

Stefan Johnsson	47
Senior Vice President of AB Volvo responsible for business units and human resources. Senior Vice President and CFO of the Volvo Group (1998-November 2005). President of Volvo Group Finance Sweden (1994-1998). Member of Group Executive Committee (since 1998).

Per Löjdquist	57	Senior Vice President of AB Volvo (since 1997), responsible for corporate communications and investor relations. Member of the Group Executive Committee (since 1997).

Michel Gigou	60
Senior Vice President of AB Volvo, President of Volvo Trucks North America and Chairman of the Board of Mack Trucks, Inc. (2000-2003). President of Mack Trucks, Inc. (1996-2000). Previously at Renault S.A, with various positions in Europe. Member of Group Executive Committee (since 2002).

Karl-Erling Trogen	60
Senior Vice President of AB Volvo until January 2006. President of Volvo Truck Corporation (1994-2000). President of Volvo Trucks North America (1991-1994). Member of the Group Executive Committee (1994-2005).

Lars-Göran Moberg	63	President of Volvo Powertrain (since 2000). Member of the Group Executive Committee (since 2001).

Staffan Jufors	55	President of Volvo Trucks (since 2004). President of AB Volvo Penta (1998-2004). Vice President of Volvo Car Corporation, Olofström (1992-1998). Member of the Group Executive Committee (since 1998).

Stefano Chmielewski	54
President of Renault Trucks (since May 1, 2003). Senior Vice President Sales, Renault Trucks 2001-2003. Various positions with Iveco and VW 1982-2001. Member of Volvo Group Executive Committee (since 2003).

Paul Vikner	57
President of Mack Trucks, Inc. since 2001. Executive Vice President of Sales and Marketing, Mack Trucks, Inc. 1996-2001. Previously at Iveco Trucks North America and Isuzu Trucks North America 1972-1994. Member of Group Executive Committee (since 2004).

Håkan Karlsson	45	President of Volvo Bus Corporation. President of Volvo Logistics 2000-2003. Member of Group Executive Committee (since 2003).

Tony Helsham	52
President of Volvo Construction Equipment (since 2000).  President and CEO of Euclid Hitachi Heavy Equipment (1995-1998). President of Volvo Construction Equipment Korea, (1998-2000). Member of Group Executive Committee (since 2000).

Name	Age	Position
Göran Gummeson	59	President of Volvo Penta (since 2004). Various positions with Volvo Penta since 1991, head of Volvo Penta’s European operations (1998-2004). Member of the Group Executive Committee (since 2004).

Fred Bodin	59	President of AB Volvo Aero Corporation (since 1997). Senior Vice President of AB Volvo (1993-1997). General Counsel (1988-1997). Member of the Group Executive Committee (since 1993).

Salvatore L Mauro	46
President of Volvo Financial Services (since 2001). President of Volvo Car Finance Europe (1999-2001). Vice President and CFO Volvo Car Finance Inc. (1993-1996). Member of the Group Executive Committee (since 2001).

Michel Gigou, member of the Group Executive Committee since 2002, retired on April 30, 2006. Within the Group Executive Committee, Michel Gigou’s responsibilities included Volvo’s operations in China, a responsibility that is now assumed by Jorma Halonen.

During 2006, Volvo’s Group Executive Committee will be expanded through the addition of Jan-Eric Sundgren, currently President of Chalmers University of Technology (“Chalmers”). This transition will occur when a successor has been appointed at Chalmers. Jan-Eric Sundgren’s responsibilities will include contacts with public authorities, universities and colleges. He will also focus on technological and research-related matters within the Volvo Group and have Group-wide responsibility for environmental and safety issues.

It was announced in December 2005 that Olof Persson will become the new President of Volvo Aero. Volvo Aero’s current President, Fred Bolin, has announced his intention to retire at the end of 2006 in conjunction with his 60th birthday. Olof Persson, 41, is currently President of the Canadian aircraft and train manufacturer Bombardier’s Mainline and Metro division for trains and subways. He will assume his new position as President on July 1, 2006 and will also be included in the Volvo Group Executive Committee.

6.B. Compensation

See note 34 to Volvo’s consolidated financial statements for additional information concerning the compensation of the company’s directors and executive officers.

6.C. Board Practices

AB Volvo does not provide its board members with any pension or retirement benefits.

For details on service contracts with the members of the Group Executive Committee and certain other senior executives see “Item 18 - Financial Statements - Note 34”.

For details regarding the time of appointments for the members of the board and the members of the Group Executive Committee, please refer to “- 6.A. - Directors and Senior Management” above. The members of the board are appointed annually by the ordinary general meeting of the shareholders and their respective term of office is until the next ordinary general meeting of the shareholders has been held. This does not apply to employee representatives who are appointed by their respective employee organization for a period decided by the employee organization.

6.D. Employees

The number of employees in Volvo as of December 31, 2005, was 81,860.

	2003	2004	2005
Trucks	46,900	49,450	50,240
Buses	6,680	7,700	7,710
Construction Equipment	9,280	9,930	10,290
Volvo Penta	1,440	1,580	1,560
Volvo Aero	3,440	3,350	3,460
Financial Services	1,060	1,100	1,070
Other operations	6,940	7,970	7,530
Total, as reported	75,740	81,080	81,860

The following table sets forth the approximate number of employees, by geographic area, at December 31, 2003, 2004 and 2005:

	2003	2004	2005
Europe	55,500	57,460	56,720
North America	12,270	14,620	15,140
South America	2,640	3,110	3,690
Asia	3,710	4,130	4,210
Other markets	1,620	1,760	2100
Total, as reported	75,740	81,080	81,860

In accordance with customary Swedish practices, factory workers in Sweden belong to unions within the Swedish Trade Union Confederation and office workers belong to unions within the Federation of Salaried Employees in Industry and Services. Wages and general working conditions are negotiated in collective bargaining at the national level between the employers’ association and the labor union association within each industry. Within the limits established by these agreements, the Company also negotiates directly with the union representing its employees. In accordance with the Swedish Co-Determination Act regarding employee participation in decision-making, Volvo is required to negotiate with trade unions regarding important changes in operations and in working and employment conditions. Within the Group, special negotiating committees and other participatory arrangements have been established in each of the business areas.

Since 1988, three employee representatives have been appointed to the Board of Directors and two others as Deputy Members. See “6.A. - Directors and Senior Management.”

6.E. Share Ownership

Board Members	Holdings, April 30, 2006*

Finn Johnsson	2,000 Volvo Series B shares
Per-Olof Eriksson	6,200 Volvo Series A shares
Tom Hedelius	2,693 Volvo shares, including 2,000 Series A shares
Leif Johansson	50,562 Volvo shares, including 43,538 Series B shares, and 50,000 employee stock options.
Louis Schweitzer	2,000 Volvo Series B shares
Philippe Klein	None
Peter Bijur	None
Ying Yeh	None

Deputy Board Members

Martin Linder	None
Olle Ludvigsson	155 Volvo Shares, including 105 Series B shares
Johnny Rönnkvist	285 Volvo shares, including 235 Series A shares
Berth Thulin	100 Volvo Series B shares
Margareta Öhlin	None

Executive officers	Holdings, April 30, 2006*

Leif Johansson	50,562 Volvo shares, including 43,538 Series B shares and 50,000 employee stock options
Jorma Halonen	4,000 Volvo Series B shares and 25,000 employee stock options
Stefano Chmielewski	5,000 employee stock options
Paul Vikner	25,000 employee stock options
Håkan Karlsson	4,352 Volvo shares, including 4,085 Series B shares, and 5,000 employee stock options
Tony Helsham	25,000 employee stock options
Staffan Jufors	4,208 Volvo shares, including 3,054 Series B shares, and 25,000 employee stock options
Göran Gummeson	2,750 Volvo Series B shares and 5,000 employee stock options
Fred Bodin	25,000 employee stock options
Salvatore L. Mauro	1,003 American Depositary Receipts (ADRs) of AB Volvo; 25,000 employee stock options
Lars-Göran Moberg	9,858 Volvo shares, including 9,652 Series B shares, and 25,000 employee stock options
Stefan Johnsson	4,075 Volvo shares, including 4,000 Series B shares, and 25,000 employee stock options
Per Löjdquist	6,398 Volvo shares, including 3,224 Series B shares and 25,000 employee stock options
Eva Persson	500 Volvo shares, including 252 Series A shares and 25,000 employee stock options
Per Östberg	1,000 Volvo Series B shares
Michel Gigou	25,000 employee stock options

* The cumulative shareholdings of the Board members and executive officers correspond to less than 1% of the votes and shares in the Company.

Option Programs and Share Based Incentive Programs. During 2005 Volvo had two different types of option programs for certain senior executives outstanding, one call option program (expired during 2005) and one program for employee stock options (expires 2006/2008). The employee stock options are exercisable as of May 6, 2006, and consequently at the date of this annual report the shareholdings and the holdings of employee stock options may have changed. Furthermore, Volvo had a share based incentive program. The AGM resolved to establish a new share-based incentive program during the second quarter of 2006 for senior executives in the Volvo Group. The program mainly involves that a maximum of 518,000 Series B shares in the Company could be allotted to a maximum of 240 senior executives, including members of Group Management, during the first six months of 2007. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2006 fiscal year and which are set by the Board. If these goals are fulfilled in their entirely and if the price of the Volvo B share at the time of allotment is SEK 370, the costs for the program will amount to about SEK 230 million. So that Volvo shall be able to meet its commitment in accordance with the program in a cost-efficient manner, the AGM further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program. Detailed information on the Option Programs and share-based incentive programs are reported in Note 34 to the consolidated financial statements included in Item 18 of this annual report.

Profit sharing and Volvo Company Pension. Volvo is a worldwide organization with a global profit sharing scheme. The system, Volvo Profit Sharing, comprises approximately 66,000 employees throughout the world. Implementation of the profit sharing system requires that the return on the Company's shareholders' equity exceed 10%.

Profit sharing involves a focus on Volvo's success factors: growth, product cycle management and operational excellence. Because employees profit sharing is linked to the development of the Volvo Share, their understanding of the role of shareholders within the company will increase. Profit sharing also helps to make Volvo more attractive as an employer to both present and future employees. Profit sharing gives employees an additional incentive to have a favorable impact on earnings and to feel a greater sense of solidarity with Volvo. In 2005 the return of the company’s shareholder equity exceeded 18% before cost for profit sharing system, which amounted to approximately SEK 450 million (SEK 200 million). There were no payments for profit sharing to employees for 2003 and 2002.

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

On April 30, 2006, Renault SAS was known to AB Volvo to be the holder of shares representing 21.3% of the votes and 21.8% of the share capital of AB Volvo, based on the number of outstanding shares. The holding of Renault SAS consists of 27,720,989 A Shares and 60,583,188 B Shares. It equals 21.1% of the number of outstanding A Shares and 22.2% of the B Shares. The holding of A Shares equals 6.9% of the total number of outstanding shares. The holding of B Shares equals 15.0% of the total number of outstanding shares.

On April 30, 2006, AMF Pension held shares representing 4.0% of the votes and 3.2% of the share capital of AB Volvo. This holding consists of 5,550,000 A shares and 7,350,000 B Shares equaling 4.2% of the number of outstanding A shares and 2.7% of the number of outstanding B Shares. The holding of A Shares equals 1.4% of the total number of outstanding shares. The holding of B Shares equals 1.8% of the total number of outstanding shares.

On April 30, 2006, Alecta Pension held shares representing 3.6% of the votes and 3.2% of the share capital of AB Volvo. This holding consists of 4,854,000 A shares and 8,004,000 B Shares equaling 3.7% of the number of outstanding A shares and 2.9% of the number of outstanding B Shares. The holding of A Shares equals 1.2% of the total number of outstanding shares. The holding of B Shares equals 2.0% of the total number of outstanding shares.

As far as known to AB Volvo, it was not directly owned or controlled by another corporation or by any foreign government as of April 30, 2006.

As of April 30, 2006, the directors and members of the executive committee of AB Volvo, as a group, held 101,839 shares of AB Volvo of which 20,337 were A Shares, representing less than one percent of the nominal share capital and voting rights in AB Volvo.

On April 30, 2006, there were approximately 195,808 shareholders of Volvo’s shares registered with the Swedish Securities Register Center, VPC AB (“VPC”).

7.B. Related Party Transactions

The Company and Group Companies have entered into various transactions in the normal course of business with Renault SAS and subsidiaries (“Renault”). Amounts due from and due to Renault amounted to SEK 57, 81 and 93 million and SEK 762, 554 and 537 million, respectively, at December 31, the respective year 2005, 2004 and 2003. Sales to and purchases from Renault amounted to SEK 182, 277 and 310 million and SEK 3,493, 3,242, and 2,756 million, respectively, for 2005, 2004 and 2003. The sales were mainly from Renault Trucks and consisted of bus components and spare parts. The purchases was mainly made by Renault Trucks and consisted of light trucks. The transactions also comprise a trademark license from Renault for the use of the trademark “Renault”. For information regarding the acquisition of Renault V.I. and Mack trucks see “Item 4. Information on the Company - 4.A. History and Development of Company”.

During the year, AB Volvo sold properties to market price to members in group management for an amount of SEK 17 million.

AB Volvo and Renault SAS signed a settlement agreement regarding the disagreement the companies have had since 2001 pertaining to Volvo's acquisition of Renault V.I. and Mack. According to the acquisition agreement in 2000, AB Volvo received 100% of the shares in Renault's truck subsidiaries, Renault V.I. and Mack in exchange for 15% of the shares in AB Volvo. Since then, AB Volvo and Renault SAS have had ongoing discussions regarding the value of certain acquired assets and liabilities of Renault V.I. and Mack. In accordance with this settlement, Renault SAS transferred SEK 989 million to AB Volvo in January 2005.

The Company and Group Companies have entered into various transactions in the normal course of business with Svenska Handelsbanken AB ("SHB") and its subsidiaries. The transactions are mainly loans from SHB to Volvo Treasury Companies within Business Area Financial Services. Such loans are guaranteed by AB Volvo. The amounts outstanding under such loans as of December 31, 2005, 2004 and 2003 were SEK 3,286, 2,699 and 2,899 million respectively. In addition, Group Companies have entered into various other transactions, e.g. conduit facilities, letters of credit, factoring, and dealership in note issues, with SHB.

The Company and Group Companies have entered into various transactions in the normal course of business with Deutz AG (“Deutz”). The agreements cover the development and long-term supply by Deutz of certain small and medium size diesel engines. Volvo owns 7% of the capital and voting rights in Deutz.
The Company and Group Companies have entered into various transactions in the normal course of business with Shanghai Sunwin Bus Corporation (“Sunwin Bus”), Xian Silver Bus Corporation (“Silver Bus”) and Jinan Hua Wo Truck Corporation (“Hua Wo Truck”). All these entities are entities over which Volvo has joint control together with one or more external parties. Volvo currently owns 50% of the capital and voting rights of all these joint ventures. Transactions with these entities mainly comprise of sales of components for bus and truck manufacturing. Volvo also purchases manufactured trucks from Hua Wo Truck. Up until September 2004 Prévost Holding BV (“Prévost) was a joint venture where Volvo held 50% of the capital and voting rights. As of October 2004 Prévost Car Inc. is a wholly owned subsidiary of Volvo Buses. See “Item 5.A - Volvo’s investment in Henlys Group plc”.

7.C Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

8.A.1	See Item 18.

8.A.2	See Item 18.

8.A.3	See “Report of Independent Registered Public Accounting Firm “, page F-2.

8.A.4	We have complied with this requirement.

8.A.5	Not applicable.

8.A.6	Volvo Group’s exports from Sweden were SEK 71,133 and 62,653, millions the respective year 2005 and 2004. The corresponding percentages, 30% and 30% of total sales.

8.A.7 Litigation. In March 1999, an FH 12 Volvo truck was involved in a fire in the Mont Blanc tunnel. The tunnel suffered considerable damage from the fire, which continued for 50 hours. 39 people lost their lives in the fire, and 34 vehicles were trapped in the tunnel. The Mont Blanc tunnel was re-opened for traffic in 2002. An expert group was appointed by the Commercial Court in Nanterre, France, to investigate the cause of the fire and the losses it caused. At present, it is not possible to anticipate the result of this on-going investigation or the result of other French legal actions in progress regarding the fire. Following the closure in October 2003 of an investigation for potential criminal liability for the fire, the trial for unintentional manslaughter started in Bonneville (France) on 31st January, 2005 and lasted until late April 2005. The judgment was given on 27th July 2005. Volvo Truck Corporation was one of 16 parties tried for unintentional manslaughter. Volvo Truck Corporation was acquitted and not required to pay any civil damages to the plaintiffs. Volvo Truck Corporation's acquittal with regards to criminal charges is final. Some of the plaintiffs have appealed the award of civil damages and those proceedings, hence, are ongoing. A claim was filed with the Commercial Court in Nanterre by the insurance company employed by the French tunnel operating company against certain Volvo Group companies and the trailer manufacturer in which compensation for the losses claimed to have been incurred by the tunnel operating company was demanded. The claimant requested that the Court postpone its decision until the expert group has submitted its report. The Court of Nanterre has since then declined jurisdiction in favor of the civil Court of Bonneville before which several other claims had been filed in connection with this matter. As a result, the Court of Bonneville is likely ultimately to rule on all civil liability claims filed in France against Volvo Group companies in connection with the Mont-Blanc tunnel fire. Volvo Group companies are also involved in proceedings regarding this matter before courts in Aosta and Turin (Italy) and Brussels (Belgium). Although the aggregate amount claimed is substantial, Volvo is unable presently to determine the ultimate outcome of the legal proceedings mentioned above, the only exception being the criminal charges mentioned above from which Volvo Truck Corporation has now been acquitted.

Between 1985 and 1995, Volvo Aero Norway A/S (“VAN”) and Snecma entered into several agreements relating to the supply by VAN of components for the Snecma CFM56 engine. These aircraft engine programs are long term agreements, with an expected term of not less than thirty years. In 2005, Snecma filed a request for arbitration against VAN, requesting a declaratory award stating that Snecma is entitled to calculate VAN’s compensation under the agreements in other ways than the common and undisputed interpretation of the agreements during nearly twenty years of performance. An award in Snecma’s favor would mean that the compensation would be significantly reduced. It is difficult to assess the magnitude of such a reduction of the concession levels since, instead of fixed levels of payment, the levels of payment to VAN would be affected by the actual payments received by Snecma from its customers. VAN has no access to the commercial information needed to calculate the payment levels in such case. VAN has rejected Snecma’s claims. Arbitral hearings are expected to be finalized at the beginning of the autumn 2006.

AB Volvo has received a document subpoena from the United States Securities and Exchange Commission (the "SEC") in connection with the SEC's investigation into the United Nations Oil For Food Program. Volvo is cooperating with this investigation. Volvo is also aware that the Swedish and French authorities are also separately investigating the Oil for Food program.

Volvo is involved in a number of other legal proceedings incidental to the normal conduct of its businesses. Volvo does not believe that any liabilities related to such proceedings are likely to be, in the aggregate, material to the financial condition of the Volvo Group.

8.A.8 Dividend policy.

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

The following table sets forth the cash dividends per share in kronor, and the dollar equivalents, paid in respect of each of the five years ended December 31, 2005:

Year	Dividend Paid per Share
	(SEK)	(US$1)
2001	8.00	0.79
2002	8.00	0.95
2003	8.00[2]	1.06
2004	12.50	1.79
2005.	16.75	2.16
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

Dividends received by United States holders of American Depositary Shares or B Shares are subject to Swedish withholding taxes. See “Item 10. Additional Information - 10.E Taxation”.

The share capital of the parent company is divided into two classes: A and B shares. Both classes have the same rights except that each A share carries one voting right and each B share carries one-tenth of a voting right.

8.B. Significant Changes

None.

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

	A shares		B shares		ADSs
	High	Low	High	Low	High	Low
	(SEK per Share)		(SEK per Share)		($ per ADS)
Annual information for the past five years
2005	368.5	249.5	378.5	260	50.50	37.79
2004	272	210	283	220.5	41.36	30.29
2003	216	130.5	225	136	30.62	16.03
2002	201	117	209.5	124	20.90	13.40
2001	191.5	114.5	198	121	20.13	11.42

Quarterly information for the past two years
2006
First Quarter	373	326	382.5	335.5	49.89	42.20
2005
First Quarter	317.5	249.5	330.5	260	48.36	37.79
Second Quarter	310	267.5	321	278	44.95	39.39
Third Quarter	344.5	306	355.5	316.5	45.50	40.58
Fourth Quarter	368.5	295	378.5	305	47.50	38.30
2004
First Quarter	248.5	210	258.5	220.5	34.90	30.25
Second Quarter	265	223	274	233	36.64	31.26
Third Quarter	266	235	276.5	245	36.32	32.97
Fourth Quarter	272	246	283	255.5	41.36	35.49

Monthly information for most recent six months
April 2006	371.5	341.5	380.5	349.5	50.50	45.50
March 2006	360	326.5	368	336	47.37	42.20
February 2006	368	326	380	335.5	49.89	43.29
January 2006	373	340.5	382.5	350.5	49.53	46.26
December 2005	368.5	335	378.5	346	47.50	42.77
November 2005	341	314.5	352.5	325	43.65	40.80

Fluctuations in the exchange rate between the Swedish Kronor and the U.S. dollar will affect the U.S. dollar equivalent of the Swedish Kronor price of the shares on the Stockholmsbörsen.

9.A.5. Not applicable.

9.A.6. Not applicable.

9.A.7. Not applicable.

9.B. Plan of Distribution

Not applicable.

9.C Markets

The principal market for both Volvo’s A and B Shares is the Stockholmsbörsen. Volvo’s A and B. Since December 1984, ADSs representing AB Volvo’s B Shares (prior to January 1, 1993, Non-Restricted B Shares) have been traded in the United States through NASDAQ. These American Depositary Shares are evidenced by American Depositary Receipts (“ADRs”) issued by JP Morgan Chase Bank, N.A., as depositary, and are traded under the symbol “VOLV”. Each ADS outstanding represents one B Share deposited with JP Morgan Chase Bank, N.A. JP Morgan Chase Bank, N.A. has advised Volvo that, as of December 31, 2005, there were about 13 million ADSs outstanding and 3,246 record holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 4.8% of AB Volvo’s outstanding B Shares.

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

The Annual General Meeting of shareholders 2005 authorized, up until the AGM 2006, the Board of Directors to repurchase and transfer Company shares as follows. The decision concerned an authorization of the Board to decide on the acquisition and/or transfer of Company shares and meant that both Series A and Series B shares could be acquired and/or transferred.

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

10.B Memorandum and articles of association

AB Volvo is registered in the Swedish Companies Register under the number 556012-5790. AB Volvo’s corporate purposes are to concentrate on the following product areas: transportation, food processing, energy and finance (with the exception, however, of activities that are subject to the relevant law on banking activities and credit market companies), management of real estate, goods and chattels and other operations associated with these activities. The new Swedish Companies Act entered into force on January 1, 2006, and as a consequence thereof a number of changes to the articles of association were necessitated. At the General Meeting of Shareholders held on April 5, 2006, it was resolved to amend the articles of association in order to comply with the new Swedish Companies Act. Set forth below is a summary of certain material provisions of the current AB Volvo Articles of Association and the new Swedish Companies Act. This description does not purport to be complete.

According to the Articles of Association, each Class A Share confers one vote per share and each Class B Share confers one-tenth of one vote per share. In all other respects, AB Volvo’s Class A and B shares rank equally. Notice of the annual general meeting of shareholders or an extraordinary meeting of shareholders at which a proposal for a change of the Articles of Association will be considered must be given not less than four or more than six weeks prior to the meeting. Notice of any other extraordinary meetings of the shareholders must be given not less than two nor more than six weeks prior to the meeting. In order to be entitled to attend and vote at a general meeting of shareholders, a shareholder must be registered in the register of shareholders five weekdays prior to the date of the meeting. The Articles of Association provide that a shareholder must give notice to AB Volvo of its intention to attend the meeting not later than the date specified in the notice convening the meeting (a date not earlier than the fifth weekday preceding the meeting). A shareholder may attend and vote at the meeting in person or by proxy. A person designated in the register as a nominee (including the depositary of the ADRs) is not entitled to vote at a general meeting, nor is a beneficial owner whose shares are registered in the name of a nominee (including the depositary of the ADRs) unless the beneficial owner first arranges to have such owner’s own name entered in the register of shareholders.

According to the Articles of Association the share capital of AB Volvo shall comprise a minimum of SEK 1,800 million and not more than SEK 7,200 million. The number of shares shall be a minimum of 300,000,000 and a maximum of 1,200,000,000.

Apart from specially appointed members and deputy members, the Board of AB Volvo is to consist of not less than six and not more than twelve members with not more than the same number of deputies.

According to the Swedish Companies Act, a member of the board of directors or the managing director may not take part in matters regarding agreements, litigation or other legal proceedings between the director and the company, between the company and third parties where the director has a material interest in the matter which may conflict with the interests of the company, or agreements between the company and a legal entity which the director may represent, either individually or together with any other person. The total compensation to the Board of Directors is decided by the Annual General Meeting.

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

Under Swedish law, only a general meeting of shareholders (annual or extraordinary) may authorize the payment of dividends. A Swedish limited company may not distribute dividends to such an extent that the company’s restricted equity is not fully covered after the distribution. The calculation shall be based on the latest adopted balance sheet and any changes in the restricted equity that have occurred after the balance day shall be considered. Consequently, profits that have not yet been adopted by the annual general meeting may not be distributed. The foregoing applies regardless of whether the dividend is decided on an annual general meeting or by an extraordinary general meeting during the course of a financial year. Further, no dividend may be distributed unless the dividend is deemed justifiable on both the company and the group level with regard to the demands on company and group equity imposed by the type, scope and risks of the business and with regard to the need to strengthen the company’s and the group’s balance sheet, liquidity and overall position. Further, the payment of dividends which may not exceed the amount recommended by the Board of Directors, except that in the event a demand is made by holders of at least 10% of the total number of shares outstanding, a dividend of at least 50% of the net profits for the fiscal year remaining after certain deductions and with certain limitations must be declared. A decision to issue new shares shall specify the time from which the new shares are entitled to receive dividends. The right to receive dividends shall, however, commence no later than for the fiscal year following the year during which the shares were registered. Any person entered in the share register and in a list pursuant to Chapter 4, s. 39 of the Swedish Companies Act on the stipulated recording date shall be deemed to be entitled to receive a dividend, and, in the event of a bonus issue, new shares due to the holder and to exercise the shareholder’s preferential right to take part in a new issue of shares.

Under the Swedish Companies Act, resolutions at the general meeting of the shareholders are normally passed by a simple majority of votes cast. Exceptions include, but are not limited to: (i) resolutions to waive shareholder preferential rights in connection with an issue of new shares or to reduce the share capital, which require a qualified two-thirds majority of the votes cast as well as support of at least two-thirds of the shares represented at the general meeting; (ii) resolutions which restrict the transferability of shares, or limit the number of shares in respect of which a single shareholder may vote, or which deal with certain other special matters, in which case a minimum quorum and a larger majority, or in some cases unanimity, is required; (iii) resolutions which amend the Articles of Association in other respects, for which a majority consisting of at least two-thirds of the shares represented at the meeting and of the votes cast is required; (iv) resolutions implying that the legal position of certain shares would be adversely changed for which, in addition to (iii) above, the approval of all holders of such shares represented at the meeting and representing at least nine-tenths of all such shares is required; and (v) resolutions implying that the legal position of an entire class of shares would be adversely changed, for which, in addition to (iii) above, the approval of the holders of at least half of all the shares of such class and of nine-tenths of the shares of such class represented at the meeting is required.

In addition to the quorum rules above, the Swedish Companies Act contains certain other provisions granting rights to a minority of the shareholders. Such rights, subject to the minority reaching a certain minimum size, include but are not limited to; (i) the right to have a matter at a general meeting of the shareholders adjourned to a resumed general meeting; (ii) the right to allow the company to institute an action for damages in favor of the company against a board member, the managing director, a shareholder or the auditor; (iii) the right to request that the general meeting declares a dividend in an amount of at least half the sum of the net profit for the past financial year remaining after certain deductions; (iv) the right to request that the board convenes an extra ordinary general meeting of the shareholders; (v) the right to request that the County Administrative Board appoints an auditor to take part in the auditing of the company or that the County Administrative Board appoints a special examiner to examine a specific past period or matter relating to the company.

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

The Swedish Financial Instruments Trading Act provides that any person, foreign or Swedish, who has acquired or transferred shares in a Swedish limited liability company that has issued shares which are quoted on a securities exchange within the European Economic Area or are, without being listed, quoted on a securities exchange or an authorized market-place in Sweden, shall within seven days thereafter report in writing the acquisition or the transfer to the company and the Swedish exchanges and market-places where shares in the company are quoted or, if the shares are not quoted in Sweden, to the Swedish Financial Supervisory Authority (the FSA), if:

(1)	the acquisition results in the acquirer’s share of the number of votes for all shares in the company reaching or exceeding any of the thresholds 10, 20, 33.33, 50 and 66.67%, or

(2)	the transfer results in the transferor’s share of the number of votes for all shares in the company falling below any of the thresholds described in (1) above.

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

As of July 1, 2005 Volvo is subject to the Swedish corporate governance code.

10.C Material contracts

None.

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

The following summary outlines certain material United States federal income tax consequences and certain material Swedish tax consequences to “U.S. Holders”. A U.S. Holder is a beneficial owner of ADSs or B Shares who (i) is a citizen or individual resident of the United States for United States federal income tax purposes, a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia), an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust; and (ii) holds the ADSs or B Shares as capital assets. Because this summary is not exhaustive of all possible tax considerations (such as situations involving taxpayers who own (directly, indirectly or by attribution) 10% or more of the voting stock or outstanding share capital of Volvo, who are securities broker-dealers, financial institutions, banks, insurance companies, regulated investment companies, partnerships, persons subject to the alternative minimum tax, persons holding ADSs or B Shares as part of a straddle, hedging or conversion transaction, persons who acquired the ADSs or B Shares pursuant to the exercise of the employee stock options or otherwise as compensation, U.S. expatriates, tax-exempt entities, or taxpayers whose functional currency is not the U.S. dollar), U.S. Holders are urged to consult their tax advisors as to the overall United States federal, state and local tax consequences, as well as the overall Swedish tax consequences, of their ownership of ADSs or B Shares. In particular, U.S. Holders are urged to consult their tax advisors concerning whether they are eligible for benefits under the Treaty (as defined below). Additionally, if a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds ADSs or B Shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds ADSs or B Shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of ADSs or B Shares. Other holders of ADSs or B Shares are also urged to consult their own tax advisors as to the overall tax consequences of their ownership of such ADSs or B Shares.

For the purposes of both the convention between the United States of America and Sweden for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, as amended (the “Treaty”), and the United States Internal Revenue Code of 1986, as amended (the “Code”), U.S. Holders of ADSs will be treated as the owners of the underlying B Shares that are represented by such ADSs.

Taxation of Dividends. For United States federal income tax purposes, the gross amount of any dividends paid by Volvo (including the amount any Swedish withholding tax thereon) to U.S. Holders of ADSs or B Shares will generally be taxed as ordinary dividend income to such Holders. Dividends paid by Volvo will not be eligible for the dividends received deduction generally allowed to corporate U.S. shareholders with respect to dividends received from other U.S. corporations. The amount of any dividend that will be included in gross income will be the U.S. dollar value of the payment (including the amount of any Swedish taxes withheld therefrom) calculated by reference to the spot rate in effect of the date of receipt by the U.S. Holder in the case of B Shares (or the date of receipt by the Depositary in the case of ADSs) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder of B Shares who converts kronor into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder of B Shares who does not convert kronor into U.S. dollars on the date of receipt generally will have a tax basis in the kronor equal to its U.S. dollar value at the time of receipt. Exchange gain or loss, if any, recognized by the U.S. Holder on a subsequent conversion or disposition of the kronor generally will be treated as U.S. source ordinary income or loss. A U.S. Holder of ADSs ordinarily will be paid in U.S. dollars. Special rules govern the manner in which accrual method taxpayers are required (or may elect) to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Certain of these rules have changed effective January 1, 2005. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as Volvo to non-residents of Sweden are subject to Swedish withholding tax at a rate of 30%. However, pursuant to the Treaty, dividends paid by Volvo to a shareholder who is (i) treated as a resident of the United States for the purpose of application of the Treaty, (ii) who qualifies for treaty benefits under the “Limitation on Benefits” article of the Treaty, and (iii) who does not have a “permanent establishment” or “fixed place of business” in Sweden (or in the case of an individual U.S. Holder who does not perform or has not performed independent personal services in Sweden) to which the receipt of the dividend is attributable will generally be subject to Swedish withholding tax at a reduced rate of 15%. A U.S. Holder of ADSs or B Shares may be required to provide documentary evidence that such Holder is entitled to the reduced 15% withholding tax rate under the Treaty. The gross amount of such dividends will be treated as foreign source income for United States federal income tax purposes. This may be relevant in determining the Holder’s foreign tax credit limitation.

Subject to certain conditions and limitations, the Swedish withholding taxes described above will be treated as foreign taxes eligible for credit against a U.S. Holder’s United States federal income tax liability. The rules governing the foreign tax credit are complex. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to “passive income”, or in the case of certain U.S. Holders “financial services income”. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income”. The consequences of the separate limitation calculation will depend on the nature and sources of each U.S. Holder’s income. In lieu of claiming a credit, a U.S. Holder who itemizes deductions may elect to deduct against income all of such Holder’s foreign income taxes in the taxable year. A deduction, however, does not reduce taxes on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes paid is not subject to the same limitations as those applicable to the foreign tax credit. Each U.S. Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Treaty, and whether, and to what extent, a foreign tax credit will be available.

Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years and beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. Volvo currently believes that dividends paid with respect to its ADSs and B Shares should constitute qualified dividend income for U.S. federal income tax purposes, and Volvo anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. Each individual U.S. Holder of ADSs or B Shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computation of his foreign tax credit limitation with respect to any qualified dividend income paid by Volvo to him, as applicable.

The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced tax rates in respect of qualified dividends by U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Swedish withholding taxes or the availability of qualified dividend treatment could be affected by future actions that may be taken by the United States Treasury with respect to ADSs.

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

The deposit and withdrawal of B Shares in exchange for ADSs by a U.S. Holder under the deposit agreement will not be subject to United States federal income tax or Swedish income tax.

In general, under the Treaty, a shareholder who is (i) treated as a resident of the United States for the purpose of application of the Treaty, (ii) who qualifies for treaty benefits under the “Limitation on Benefits” article of the Treaty, and (iii) who does not have a “permanent establishment” or “fixed place of business” in Sweden (or in the case of an individual U.S. Holder who does not perform or has not performed independent personal services in Sweden) to which the holding of the ADSs or B Shares is attributable and (iv) who was not an individual resident of Sweden within ten years preceding the disposition of the ADSs or B Shares will not be subject to Swedish tax on any capital gain derived from the sale, exchange or other disposition of ADSs or B Shares. Different rules may apply to a shareholder who is resident in more than one country.

Passive Foreign Investment Company Status. A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Volvo currently believes that it did not qualify as a PFIC for the taxable year ending December 31, 2005 for United States federal income tax purposes. If Volvo were to become a PFIC in any taxable year, the tax on distributions on its ADSs or B Shares and on any gains realized upon the disposition of ADSs or B Shares may be less favorable than as described herein. Furthermore, dividends paid by Volvo would not be “qualified dividend income” and would be subject to tax at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to Volvo.

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

Swedish Taxes on Property. Only individuals, estates of deceased individuals, Swedish foundations and Swedish associations and societies are liable to the Swedish Tax on Property (“förmögenhetsskatt”). An individual (and the estate of him/her) who is not a Swedish citizen and has not stayed in Sweden at all or only temporary will not be liable to the tax. Should he or she stay here more than temporary but not more permanently and without having any other substantial connection to Sweden, tax liability will arise but only for private real estate in Sweden. Any individual staying here more permanently (six months may sometimes be used as a rule of thumb) or having any other substantial connection to Sweden will be liable to the Swedish Tax on Property also for ADSs and B Shares. The treaty may limit this liability.

In general, under the Treaty, a U.S. citizen who is not also a Swedish citizen will not be subject to the Swedish tax on property unless ADSs or B Shares are included in a business carried on in Sweden. There are exemptions in the Treaty also for individuals with other conditions.

United States Information Reporting Backup Withholding. Holders of ADSs or B Shares may, under certain circumstances, be subject to United States information reporting requirements and backup withholding at a current rate of 28% with respect to dividends paid on or the proceeds from a sale, exchange or redemption of ADSs or B Shares, unless such Holder provides an accurate taxpayer identification number or certificate of foreign status and makes any other required certification, or is otherwise exempt from backup withholding. Certain exempt recipients (such as corporations) are not subject to the information reporting requirements and backup withholding. Any U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to United States information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s United States federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the approximate claim for refund with the IRS and furnishing any required information.

United States State and Local Taxes. In addition to United States federal income tax, U.S. Holders may be subject to United States state and local taxes with respect to their ADSs or B Shares.

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

The documents referred to in this report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the website www.sec.gov. A copy of Form 20-F is also displayed on the Company’s homepage www.volvo.com under Investor Relations, Financial Reports, Other publications.

10.I Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk are reported in Note 36 to the consolidated financial statements included in Item 18 of the document.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Executive Officer and the Company’s Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in United States Securities Exchange Act of 1934, as amended, Rule 13a-15(e)). Based on the foregoing, the Company’s President and Chief Executive Officer and Senior Vice President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in timely identifying material information potentially required to be included in the Company’s SEC filings.

During 2005 an Internal Control department within AB Volvo has been formed and internal control resources have been added in group companies.

The Internal Audit function has been strengthened and since January 1, 2006 all internal auditors report to the Head of Corporate Audit, AB Volvo and are thus independent from group companies.

There have been no changes in the Company’s internal control over financial reporting, that occurred during the period covered by this Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that each of Haruko Fukuda, Per-Olof Eriksson and Ken Whipple are “audit committee financial expert” as defined in Item 16A of Form 20-F.

As of April 5, 2006, the Audit Committee consists of Per-Olof Eriksson, Ying Yeh and Peter Bijur. The Board of Directors has determined that each of Per-Olof Eriksson, Ying Yeh and Peter Bijur are “audit committee financial expert” as defined in Item 16A of Form 20-F. Further, the Board of Directors determined that each of Per-Olof Eriksson, Ying Yeh and Peter Bijur are “independent directors” as defined by NASDAQ rules.

ITEM 16.B CODE OF ETHICS

The Company has adopted a code of ethics that applies to, inter alia, its Chief Executive and Chief Financial Officer. This code of ethics is posted on the Company’s website, www.volvo.com, and may be found as follows: From our main web page, first click on “Volvo Group” then on “our values” and on “Volvo Code of Conduct”.

ITEM 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers AB has served as the Company’s independent public auditors for the financial years in the two-year period ended December 31, 2005. The Annual General Meeting elects the auditors for a period of four years. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers AB to the Company in 2004 and 2005.

	2004	2005
	(In millions of SEK)
Audit Fees (1)	78	78
Audit-related Fees (2)	20	28
Tax Fees (3)	16	17
All Other Fees (4)	0	0
Total Fees	114	123

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

ITEM 16.D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that may yet be Purchased under the Programs

2005-01-01 to 2005-01-31	-	-	-	12,761,045

2005-02-01 to 2005-02-29	5,415,000	SEK 302.82	5,415,000	7,346,045

2005-03-01 to 2005-03-31	315,000	SEK 311.47	315,000	7,031,045

2005-04-01 to 2005-04-30	-	-	-	-

2005-05-01 to 2005-05-31	-	-	-	-

2005-06-01 to 2005-06-30	-	-	-	-

2005-07-01 to 2005-07-31	-	-	-	-

2005-08-01 to 2005-08-31	-	-	-	-

2005-09-01 to 2005-09-30	-	-	-	-

2005-10-01 to 2005-10-31	-	-	-	-

2005-11-01 to 2005-11-30	-	-	-	-

2005-12-01 to 2005-12-31	-	-	-	-

2006-01-01 to 2006-01-31	-	-	-	-

2006-02-01 to 2006-02-28	-	-	-	-

2006-03-01 to 2006-03-31	-	-	-	-

2006-04-01 to 2006-04-30	-	-	-	-

•
On April 16, 2004 the Annual General Meeting of AB Volvo authorized the Board of Directors to decide on the acquisition of own shares. On June 17, 2004 the board of AB Volvo decided to acquire through purchase on Stockholmsbörsen (Stockholm Exchange) a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4,300,000,000 (USD 645 million).

•	The purchases under the program were carried out during the period October 27, 2004 to March 1, 2005.

•	The repurchase program expired on April 11, 2005 but was terminated prior to expiration date, see above.

•
The Annual General Meeting for 2005 of AB Volvo authorized the Board of Directors to decide on the acquisition of own shares. The Board of Directors took no decision to exercise the right to acquire own shares.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

INDEX TO FINANCIAL STATEMENTS

AB VOLVO AND SUBSIDIARIES:	Page
Reports of Independent Registered Public Accounting Firm:	F-2

Consolidated Financial Statements:
Consolidated Income Statements for the Years Ended
December 31, 2004 and 2005	F-3

Consolidated Balance Sheets at December 31, 2004 and 2005	F-4

Changes in Consolidated Shareholders’ equity for the Years Ended
December 31, 2004 and 2005	F-5

Consolidated Cash Flow Statements for the Years Ended
December 31, 2004 and 2005	F-6

Notes to the Consolidated Financial Statements	F-7

ITEM 19. EXHIBITS

1.	Articles of Association as amended April 5, 2006 (in English translation).

2.*	Amended and Restated Deposit Agreement among AB Volvo, JP Morgan Chase Bank N.A. as depositary and holders of ADSs, dated as of January 5, 2005.

8.
For information concerning Volvo’s group structure and significant subsidiaries, including the name, country of incorporation, proportion of ownership interest and, to the extent different, proportion of voting power held, see Note 4 to Volvo’s consolidated financial statements.

12.1
Certification of Leif Johansson, President and Chief Executive Officer of AB Volvo (publ), pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2
Certification of P’r Östberg, Senior Vice President and Chief Financial Officer of AB Volvo (publ), pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
* Incorporated by reference from an exhibit to the Registration Statement on Form F-6, filed with the SEC on January 5, 2005 (Commission File Number 333-121846).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET VOLVO (publ)

By:	/s/ Leif Johansson Name: Leif Johansson Title: President and Chief Executive Officer

Dated May 29, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of AB Volvo:

We have audited the accompanying consolidated balance sheets of AB Volvo and its subsidiaries at December 31, 2005 and 2004 and the related consolidated income statements, cash-flows statements and statements of changes in shareholders’ equity for each of the two years ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AB Volvo and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

As discussed in the accounting policies, note 1, the Group adopted International Accounting Standards (IAS) 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement in accordance with IFRS as adopted by the EU. The change has been accounted for prospectively from 1 January 2005.

International Financial Reporting Standards adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

PricewaterhouseCoopers AB
Göteborg, Sweden
May 22, 2006

Consolidated income statements
SEK M		2004	2005
Net sales	Note 7	211,076	240,559
Cost of sales		(164,170)	(186,662)
Gross income		46,906	53,897

Research and development expenses	Note 7	(7,614)	(7,557)
Selling expenses		(19,369)	(20,778)
Administrative expenses		(5,483)	(6,301)
Other operating income and expenses	Note 8	(618)	(590)
Income from investments in associated companies	Note 7, 9	27	(557)
Income from other investments	Note 10	830	37
Operating income	Note 7	14,679	18,151

Interest income and similar credits		821	654
Interest expenses and similar charges		(1,254)	(972)
Other financial income and expenses	Note 11	(1,210)	181
Income after financial items		13,036	18,014

Income taxes	Note 12	(3,129)	(4,908)
Income for the period		9,907	13,106

Attributable to:
Equity holders of the parent company		9,867	13,052
Minority interests	Note 13	40	54
		9,907	13,106

Basic earnings per share, SEK		23.58	32.21
Diluted earnings per share, SEK		23.55	32.16

Consolidated balance sheets
SEK M		December 31, 2004		December 31, 2005
Assets
Non-current assets
Intangible assets	Note 14		17,612		20,421
Tangible assets	Note 14
Property, plant and equipment		29,764		33,930
Investment property		1,387		1,071
Assets under operating leases		19,534	50,685	20,839	55,840
Financial assets
Associated companies, other shares and participations	Note 15	2,003		751
Long-term customer-financing receivables	Note 16	25,187		31,184
Deferred tax assets	Note 12	5,078		5,332
Other long-term receivables	Note 17	2,763	35,031	3,122	40,389
Total non-current assets			103,328		116,650

Current assets
Inventories	Note 18		28,598		33,937
Short-term receivables
Customer-financing receivables	Note 19	26,006		33,282
Current tax assets		1,426		855
Other receivables	Note 20	29,864	57,296	35,464	69,601
Marketable securities	Note 21		25,955		28,834
Cash and cash equivalents	Note 22		8,791		8,113
Total current assets			120,640		140,485
Total assets			223,968		257,135

Shareholders’ equity and liabilities
Shareholders’ equity	Note 23
Share capital		2,649		2,554
Additional contributed capital		-		-
Reserves		(71)		2,924
Retained earnings		57,481		59,978
Income for the period		9,867		13,052
Equity attributable to the equity holders of the parent company		69,926		78,508
Minority interests Total shareholders’ equity		229	70,155	260	78,768

Non-current provisions
Provisions for post-employment benefits	Note 24	14,703		11,986
Provisions for deferred taxes	Note 12	515		2,265
Other non-current provisions	Note 25	7,296	22,514	7,012	21,263

Non-current liabilities	Note 26
Bond loans		27,612		27,570
Other loans		12,799		15,985
Other long-term liabilities		4,653	45,064	5,259	48,814

Current provisions	Note 25		7,182		9,279

Current liabilities	Note 27
Loans		21,396		31,330
Trade payables		30,813		35,693
Current tax liabilities		1,753		1,726
Other current liabilities		25,091	79,053	30,262	99,011
Total shareholders’ equity and liabilities			223,968		257,135

Assets pledged	Note 28		3,046		3,255
Contingent liabilities	Note 29		9,189		7,850

Changes in consolidated Shareholders' equity

		Shareholders´ equity attributable to equity holders of the parent company
SEK M		Share capital	Other reserves	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Balance at January 1, 2004		2,649	—	—	69,666	72,315	217	72,532

Translation differences		—	—	(151)	—	(151)	(6)	(157)
Translation differences on hedge instruments of net investments in foreign operations			—	80	—	80	—	80
Net income recognised directly in equity			—	(71)	—	(71)	(6)	(77)
Income for the period		—	—	—	9,867	9,867	40	9,907
Total recognised income and expense for the period			—	(71)	9,867	9,796	34	9,830

Cash dividend		—	—	—	(3,356)	(3,356)	(9)	(3,365)
Distribution of shares in Ainax AB to shareholders		—	—	—	(6,310)	(6,310)	—	(6,310)
Repurchase own shares	Note 23	—	—	—	(2,532)	(2,532)	—	(2,532)
Share based payments	Note 34	—	—	—	14	14	—	14
Other changes		—	—	—	(1)	(1)	(13)	(14)
Balance at December 31, 2004		2,649	—	(71)	67,348	69,926	229	70,155

IFRS Transition effect IAS 39		—	1,007	—	(659)	348	—	348
Balance at January 1, 2005		2,649	1,007	(71)	66,689	70,274	229	70,503

Translation differences		—	24	3,543	—	3,567	24	3,591
Translation differences on hedge instruments of net investments in foreign operations		—	—	(220)	—	(220)	—	(220)
Available-for-sale investments:	Note 15
Valuation gains/(losses) taken to equity		—	83	—	—	83	—	83
Cash flow hedges	Note 36	—	(1,442)	—	—	(1,442)	—	(1,442)
Net income recognised directly in equity			(1,335)	3,323	—	1,988	24	2,012
Income for the period		—	—	—	13,052	13,052	54	13,106
Total recognised income and expense for the period			(1,335)	3,323	13,052	15,040	78	15,118

Cash dividend		—	—	—	(5,055)	(5,055)	(28)	(5,083)
Repurchase own shares	Note 23	—	—	—	(1,764)	(1,764)	—	(1,764)
Share based payments	Note 34	—	—	—	23	23	—	23
Decrease of share capital	Note 23	(95)	—	—	95	—	—	—
Other changes		—	—	—	(10)	(10)	(19)	(29)
Balance at December 31, 2005		2,554	(328)	3,252	73,030	78,508	260	78,768

Consolidated cash-flow statements
SEK M			2004		2005
Operating activities
Operating income			14,679		18,151
Depreciation and amortization	Note 14		10,003		9,894
Other items not affecting cash	Note 30		(30)		415
Changes in working capital:
(Increase)/decrease in receivables			(4,017)		(1,253)
(Increase)/decrease in customer finance receivables	Note 30		(7,382)		(7,773)
(Increase)/decrease in inventories			(2,243)		(2,438)
Increase/(decrease) in liabilities and provisions			4,797		(983)
Interest and similar items received			1,047		2,430
Interest and similar items paid			(335)		(2,341)
Other financial items			(25)		(70)
Income taxes paid			(1,194)		(2,023)
Cash flow from operating activities			15,300		14,009

Investing activities
Investments in fixed assets		(7,405)		(10,271)
Investments in leasing assets		(4,360)		(4,549)
Disposals of fixed assets and leasing assets		2,444		2,646
Shares and participations, net	Note 30	15,064		336
Acquired and divested subsidiaries and other business units, net	Note 4,30	(141)		650
Interest-bearing receivables including marketable securities		(6,413)	(811)	(1,359)	(12,547)
Cash flow after net investments			14,489		1,462

Financing activities
Increase (decrease) in bond loans and other loans	Note 30	(8,840)		3,564
Cash dividend to AB Volvo shareholders'		(3,356)		(5,055)
Repurchase of own shares		(2,532)		(1,764)
Dividends to minority shareholders		(9)		(28)
Other		38	(14,699)	15	(3,268)
Change in cash and cash equivalents, excluding translation differences			(210)		(1,806)

Translation difference on cash and cash equivalents			(205)		1,128
Change in cash and cash equivalents			(415)		(678)

Cash and cash equivalents, January 1	Note 22		9,206		8,791
Cash and cash equivalents, December 31	Note 22		8,791		8,113

The effects of major acquisitions and divestments of subsidiaries in each year have been excluded from other changes for the balance sheet items in the cash-flow statement. The effects of currency movements in translation of foreign Group companies have also been excluded since these effects do not affect cash flow. Cash and cash equivalents include cash and bank balances.

Notes to consolidated financial statements

General information
Amounts in SEK M unless otherwise specified. The amounts within parentheses refer to the preceding year, 2004.

Note 1 - Accounting principles
The consolidated financial statements for AB Volvo and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), as adopted by the EU. Those portions of IFRS not adopted by the EU have no material effect on this report. This annual report is prepared in accordance with IAS 1 Presentation of Financial Statements and in accordance with the Swedish Companies Act. In addition, RR30 Supplementary Rules for Groups, was applied, issued by the Swedish Financial Accounting Standards Council. IFRS differs in some respects from US GAAP, see further in Note 37.

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

Changes of accounting principles
Effective in 2005 Volvo has applied International Financial Reporting Standards (IFRS) in its financial reporting. In accordance with the IFRS transition rules in IFRS 1, Volvo applies retroactive application from the IFRS transition date at January 1, 2004. The general rule is that restatement of financial reporting for periods after the transition date should be made as if IFRS has been applied historically. All comparison figures from 2004, in tables and the notes, have been restated. There are certain exceptions from the general rule of which the most significant for Volvo are:
-        IAS 39 Financial instruments: Recognition and measurement which is applicable from January 1, 2005.
-        Non-amortization of intangible assets with indefinite useful lives (e.g. goodwill) in accordance with IFRS 1 should be applied retroactively only from the transition date January 1, 2004.

The transition from Swedish GAAP to IFRS is being made according to a regulation applicable to all listed companies within the European Union as of 2005. Refer to Note 3, Effect of transition to IFRS for a more detailed overview of the transition.

Refer to the 2004 Annual Report for a description of the previous Swedish accounting principles applied by Volvo.

New accounting principles in 2005
The following IFRS standards are applied as of 2005, in accordance with the respective standards transition rules or in accordance with IFRS 1, IAS 39: Financial Instruments: Recognition and Measurement, and IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. Neither of these standards requires retroactive reporting. Accordingly, the comparison year 2004 is not restated with regard to these standards. Volvo has decided to apply the amended IAS 39 regarding hedging of commercial cash flows with earlier adoption from January 1, 2005.

New accounting principles in 2006
As of 2006, Volvo applies IFRIC 4, Determining Whether an Arrangement Contains a Lease. The International Financial Reporting Interpretation Committee (IFRIC) issue its interpretations of IASB’s accounting standards. The effect of applying IFRIC 4 for Volvo mainly comprises certain type-bound supplier tools and is expected to be limited, see also note 37, US GAAP. IFRS 6, Exploration for and Evaluation of Mineral Assets, is not applicable to Volvo, while IFRS 7, Financial Instruments: Disclosure, shall be applied for the financial year beginning after January 1, 2007. IFRS 7 involves disclosure requirements and does not affect Volvo’s financial position.

IFRIC 5, Rights to interests arising from Decommissioning Restoration and Environmental Rehabilitation Funds,  IFRIC 6, Liabilities arising from participating in a Specific Market - Waste Electrical and Electronic Equipment, IFRIC 7, Applying the Restatement Approach under IAS 29 Financial reporting in Hyperinflationary Economies and  IFRIC 8, Scope of IFRS 2, which should be adopted as from 2006 or later are not expected to have any significant effects on Volvo’s financial position.

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

The consolidated financial statement have been prepared in accordance with the principles set forth in IAS 27, Consolidated and Separate Financial Statements. Accordingly, intra-Group transactions and gains on transactions with associated companies are eliminated.

All business combinations are accounted for in accordance with the purchase method. Volvo applies IFRS 3, Business Combinations for acquisitions after January 1, 2004, in accordance with the IFRS 1 transition rules.  Volvo has decided not to restate prior acquisitions. Volvo values acquired identifiable assets, tangible and intangible, and liabilities at fair value. Surplus amounts compared with the purchase consideration are reported as goodwill. Any lesser amount, so-called negative goodwill, is reported in the income statement.

Companies that have been divested are included in the consolidated financial statements up to and including the date of divestment. Companies acquired during the year are consolidated as of the date of acquisition.

Joint ventures are reported by use of the proportionate method of consolidation.

Holdings in associated companies are reported in accordance with the equity method. The Group’s share of reported income in such companies is included in the consolidated income statement in Income from investments in associated companies, reduced in appropriate cases by depreciation of surplus values and the effect of applying different accounting principles. Income from associated companies are included in operating income due to that the investments are of operating nature.

For practical reasons, most of the associated companies are included in the consolidated accounts with a certain time lag, normally one quarter. Dividends from associated companies are not included in consolidated income. In the consolidated balance sheet, the book value of shareholdings in associated companies is affected by Volvo’s share of the company’s net income, reduced by depreciation of surplus values and by the amount of dividends received.

Translation to Swedish kronor of foreign companies
AB Volvo's functionell currency is Swedish kronor. All reporting in group companies for group purposes is made in the currency where the company has the majority of their revenues and expenses; normally the  currency of the country where the company is located. AB Volvo's and The Volvo Group's reporting currency is Swedish kronor. In preparing the consolidated financial statements, all items in the income statements of foreign subsidiaries and joint ventures (except subsidiaries in highly inflationary economies) are translated to Swedish kronor at the average exchange rates during the year (average rate). All balance sheet items are translated at exchange rates at the respective year-ends (year-end rate). The differences in consolidated shareholders’ equity arising as a result of variations between year-end exchange rates are charged or credited directly to shareholders’ equity as a separate component.

The accumulated translation differance derived from a certain subsidiary, joint venture or associated company is reversed to income as a part of the income arising from the divestment or liquidation of such a company.

IAS 29, Financial Reporting in Hyperinflationary Economies, is applied to financial statements of subsidiaries operating in highly inflationary economies. Volvo applies reporting based on historical value. Translation differences are charged against earnings for the year.  Currently, Volvo has no subsidiaries with a functional currency that could be considered a hyperinflationary currency.

Receivables and liabilities in foreign currency
In the individual Group companies as well as in the consolidated accounts, receivables and liabilities in foreign currency are valued at period-end exchange rates. Translation differences on operating assets and liabilities are recognized in operating income, while translation differences arising in financial assets and liabilities are charged to other financial income and expenses.

Currency swap contracts are reported at fair value, unrealized gains on exchange rates are reported as short term receivables and unrealized losses on exchange rates are reported as short term liabilities.

Exchange rate differences on loans and other financial instruments in foreign currency, which are used to hedge net assets in foreign subsidiaries and associated companies, are offset against translation differences in the shareholders’ equity of the respective companies.

Exchange rate gains and losses on payments during the year and on the valuation of assets and liabilities in foreign currencies at year-end are credited to, or charged against, income in the year they arise. The more important exchange rates applied are shown above.

Exchange rates		Average rate		Year-end rate

Country	Currency	2004	2005	2004	2005

Brasil	BRL	2.5388	3.0947	2.5125	3.4215

Canada	CAD	5.6495	6.1864	5.4635	6.8435

Denmark	DKK	1.2285	1.2471	1.2126	1.2651

Euro	EUR	9.1408	9.2943	9.0163	9.4393

Great Britain	GBP	13.4515	13.5849	12.7163	13.7388

Japan	JPY	0.0680	0.0679	0.0638	0.0679

Norway	NOK	1.0926	1.1611	1.0890	1.1770

South Korea	KRW	0.0065	0.0073	0.0064	0.0079

United States	USD	7.3655	7.4791	6.6138	7.9538

Net sales and revenue recognition
The Group’s reported net sales pertain mainly to revenues from sales of goods and services. Net sales are reduced by the value of discounts granted and by returns.

Income from the sale of goods is recognized when significant risks and rewards of ownership have been transferred to external parties, normally when the goods are delivered to the customers. If, however, the sale of goods is combined with a buy-back agreement or a residual value guarantee, the sale is accounted for as an operating lease transaction if significant risks of the goods are retained in Volvo. Income from the sale of workshop services is recognized when the service is provided. Rental revenues and interest income in conjunction with financial leasing or installment contracts are recognized during the underlying contract period. Revenue for maintenance contracts are recognized according to how costs associated with the contracts are distributed during the contract period.

Interest income is recognized on a continuous basis and dividend income when it is received.

Leasing - Volvo as the lessor
Leasing contracts are defined in two categories, operational and financial, depending on the contract’s financial implications. Operational leasing contracts are reported as non-current assets in Assets in operational leases. Income from operational leasing is reported equally distributed over the leasing period. Straight-line depreciation is applied to these assets in accordance with the terms of the undertaking and the deprecation amount is adjusted to correspond to the calculated realizable value when the undertaking expires. Assessed impairments are charged in the income statement. The product’s assessed realizable value at expiration of the undertaking is reviewed continually on an individual basis.

Financial leasing agreements are reported as Non-current respective Short-term receivables in the customer financing operations. Income from financial leasing contracts is distributed between interest income and amortization of the receivable in the customer financing operations.

In accordance with IAS 14, Segment reporting, operational leasing contracts should be reclassified to financial in the segment reporting of Volvo Financial Services if the residual value in these contracts is guaranteed to Volvo Financial Services by another Volvo business area. In the Volvo Group’s consolidated balance sheet, these leasing agreements are still reported as operating leases. Reclassification from operational to financial leasing contract also affects the income statement with regards to sales and depreciation. Volvo Financial Service’s sales are reduced as a result of the reclassification as well as depreciation, which affect cash flow from operating activities. However, the Volvo consolidated balance sheet and income statement still recognizes leasing contracts as operational and, accordingly, reports higher sales and depreciation.

Investments in other companies
Volvo accounts for all investments in companies, except if these investments are classified as associated companies in accordance with IAS 39, Financial Instruments: Recognition and Measurement. Companies listed on a financial exchange should be reported in the balance sheet to market value. Under IAS 39, unrealized gains and losses attributable to the change in market value of investments are reported in a separate component of shareholders’ equity except when decline in value is other than temporary. If the value decline is considered other than temporary, the value should be written down through the income statement. IAS 39 is applied by Volvo as of January 1, 2005 and the difference in valuation compared with Swedish GAAP and the 2004 accounting principles is that all such investments have been carried at their cost of acquisition unless there has been a permanent decrease in value. The difference between the valuation at December 31, 2004 and January 1, 2005 is reported in shareholders’ equity. Unlisted shares, for which a reliable fair value can not be determined, should be reported at a historical cost reduced in appropriate cases by write-downs.

Reporting of financial assets and liabilities
Volvo reports marketable securities in accordance with IAS 39 based on classification of these assets into a category valued at fair value through profit and loss. As of January 1, 2005, Volvo applies IAS 39, regarding the time that financial assets should be derecognized from the balance sheet. This occurs when substantially all risks and rewards have been transferred to an external party. Corresponding principles are applied regarding financial assets in Volvo’s segment reporting. Under Swedish GAAP, for the 2004 comparison year, financial assets should be derecognized at settlement or if the ownership of the financial assets had been transferred to an external party.

Financial liabilities are reported at historical value reduced by amortization. Transaction cost in connection with raising financial liabilities are amortized over the financial loan's duration as a financial expense.

Receivables
Accounts receivables are initially recognized at fair value, normally equal with the nominal amount. In cases in which the payment terms exceed one year, the receivable is carried at its discounted present value. Provisions for doubtful receivables are made on a current basis after an assessment of whether the customer’s ability to pay has changed.

Hedge accounting
In accordance with IAS 39, which is applied by Volvo as of January 1, 2005, certain financial instruments shall be reported at fair value in the balance sheet. In order to apply hedge accounting, the following criteria must be met: the position being hedged is identified and exposed to market value movements, for instance related to  exchange-rate or interest-rate movements, the purpose of the loan/instrument is to serve as a hedge and the hedging effectively protects the underlying position against changes in the fair value. Financial instruments used for the purpose of hedging future currency flows are accounted for as hedges if the currency flows are considered highly probable to occur.

- For financial instruments used to hedge forecasted internal commercial cash flows and forecasted electricity consumption, the fair value is debited or credited to a separate component of equity to the extent the requirements for cash-flow hedge accounting are fulfilled. To the extent that the requirements are not met, the unrealized gain or loss will be charged to income statement. Gains and losses on hedges are reported at the same time that the gains and losses arise on the items hedged and are recognized in consolidated shareholders’ equity.

- For financial instruments used to hedge interest and currency risks on loans, Volvo previously applied through and including 2004 hedge accounting in accordance with Swedish GAAP. The difference between the carrying value according to Swedish GAAP  and the fair value according to IFRS as of January 1, 2005 will be charged against the income statement over the remaining time of the hedged instrument.  Under the more complex rules in IAS 39, Volvo has chosen not to apply hedge accounting. The difference between carrying values reported under Swedish GAAP and fair values to be reported under IFRS pertains to unrealized interest-rate gains and losses attributable to the period between the reporting date and maturity dates of the derivatives. The unrealized gains and losses will be charged to the financial net in the income statement.

- Volvo applies hedge accounting for certain net investments in foreign operations. The current result for such hedges is reported in a separate component in shareholders’ equity. In the event of a divestment, the accumulated result from the hedge is recognized in the income statement.

Research and development expenses
Volvo applies IAS 38, Intangible Assets, for reporting of research and development expenses. In accordance with this accounting recommendation, expenditures for development of new products, production systems and software shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. The rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product or software prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. Other research and development expenses are charged to income as incurred.

Depreciation, amortization and impairments of tangible and intangible non-current assets
Volvo applies historical costs for valuation of intangible and tangible assets. Loan expenses during the acquisition period for a non-current asset are expenses. Depreciation is based on the historical cost of the assets, adjusted in appropriate cases by write-downs, and estimated useful lives.

Depreciation periods

Capitalized type-specific tools	2 to 8 years

Operational leases	3 to 5 years

Machinery	5 to 20 years

Buildings and Investment property	25 to 50 years

Land improvements	20 years

Product and software development	3-8 years

In connection with its participation in aircraft engine projects with other companies, Volvo Aero in certain cases pays an entrance fee. These entrance fees are capitalized as an immaterial asset and amortized over 5 to 10 years.

The estimated value of investment property is based on discounted cash flow projections. The valuation is performed by the Group's Real Estate business unit. The required return is based on current property market conditions for comparable properties in comparable locations.

Goodwill is reported as intangible non-current assets with indefinite useful life. Annually, testing is carried out to determine any impairment through calculation of the asset’s recovery value. If the calculated recovery value is less than the carrying value, a write down is made to the asset’s recovery value.

Similarly, impairment testing is carried out at the closing date if there is any indication that a non-current asset has declined in value.

Leasing - Volvo as the lessee
Volvo evaluates leasing contracts in accordance with IAS 17, Leases. In those cases in which  the financial risk and benefits that are related to ownership are in significant respects held by Volvo, Volvo reports the asset in the balance sheet at the lowest of the leased object’s fair value or the present value of minimal leasing fees. The future leasing fees are reported as loans. The lease object is depreciated in accordance with Volvo’s principle for the respective non-current asset. The leasing fees are distributed between amortization and interest expenses.

Non-current assets held for sale and discontinued operations
Volvo applies IFRS 5, Non-current Assets Held for Sale and Discontinued Operations as of 2005. Processes are continuously ongoing regarding the sale of assets or groups of assets at minor values. In cases in which the criteria for being classified as a non-current asset held for sale are fulfilled and the asset or group of assets is other than of minor value, the asset or group of assets and the related liabilities are reported on a separate line in the balance sheet. The asset or group of assets are tested for impairment and valued at fair value after deduction for selling expenses if impaired.

Inventories
Inventories are stated at the lower of cost, in accordance with the first-in, first-out method (FIFO), or net realizable value. The historical value is based on the standard cost method, including costs for all direct manufacturing expenses and the apportionable share of the capacity and other related manufacturing costs. The standard costs is tested regularly an adjustment is made based on current conditions. Costs for research and development, selling, administration and financial expenses are not included. Net realizable value is calculated as the selling price less costs attributable to the sale.

Share-based payments
Volvo applies IFRS 2, Share-based Payments for the new share-based incentive program adopted at the  Annual General Meetings in 2004 and 2005. IFRS 2 distinguishes “cash-settled” and “equity-settled”, in Volvo case, shares, components of share-based payments. The Volvo program include both a cash-settled and an equity-settled part. The value of the equity-settled payments is determined at the grant-date, recognized as an expense during the vesting period and credited to equity. The fair value is calculated according to share price reduced by dividend connected to the share before the allotment. The additional social costs are reported as a liability, revalued at each balance sheet date in accordance with URA 46, issued by the Swedish Financial Accounting Standards Council's Emergency Issue Task Force. The cash settled payment is revalued at each balance sheet day and is reported as an expense during the vesting period and as a short term liability. An assessment whether the terms of payment will be fulfilled is made continuously. If the assessment changes, the expense will be adjusted. The equity-settled part was earlier accounted for at fair value and provided for as an accrued expense over the vesting period with a "true-up"each reporting date.

Pensions and similar obligations (Postemployment benefits)
Volvo applies IAS 19, Employee Benefits, for pensions and similar obligations. In accordance with IAS 19, actuarial calculations should be made for all defined-benefit plans in order to determine the present value of obligations for benefits un-vested by its current and former employees. The actuarial calculations are prepared annually and are based upon actuarial assumptions that are determined close to the balance sheet date each year. Changes in the present value of obligations due to revised actuarial assumptions are treated as actuarial gains or losses which are amortized over the employees’ average remaining service period to the extent these exceed the corridor value for each plan. Deviations between expected return on plan assets and actual return are treated as actuarial gains or losses. Provisions for post-employment benefits in Volvo’s balance sheet correspond to the present value of obligations at year-end, less fair value of plan assets, unrecognized actuarial gains or losses and unrecognized unvested past service costs.

In accordance with the IFRS transition rules, the carrying amount of the liability is determined at January 1, 2004 in accordance with IAS 19 and the actuarial gains and losses set at zero. As a supplement to IAS 19, Volvo applies URA 43 in accordance with the recommendation from the Swedish Financial Accounting Standards Council in calculating the Swedish pension liabilities.

For defined contribution plans premiums are expensed as incurred.

Provisions for residual value risks
Residual value risks are attributable to operational leasing contracts and sales transactions combined with buy-back agreements or residual value guarantees. Residual value risks are the risks that Volvo in the future would have to dispose used products at a loss if the price development of these products is worse than what was expected when the contracts were entered. Provisions for residual value risks are made on a continuing basis based upon estimations of the used products’ future net realizable values. The estimations of future net realizable values are made with consideration of current prices, expected future price development, expected inventory turnover period and expected variable and fixed selling expenses. If the residual value risks are pertaining to products that are reported as tangible assets in Volvo’s balance sheet, these risks are reflected by depreciation or write-down of the carrying value of these assets. If the residual value risks are pertaining to products, which are not reported as assets in Volvo’s balance sheet, these risks are reflected under the line item short-term provisions.

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

Deferred taxes, allocations and untaxed reserves
Tax legislation in Sweden and other countries sometimes contains rules other than those identified with generally accepted accounting principles, and which pertain to the timing of taxation and measurement of certain commercial transactions. Deferred taxes are provided for on differences that arise between the taxable value and reported value of assets and liabilities (temporary differences) as well as on tax-loss carryforwards. However, with regards to the valuation of deferred tax assets, that is, the value of future tax reductions, these items are recognized provided that it is probable that the amounts can be utilized against future taxable income.

Deferred taxes on temporary differences on participations in subsidiaries and associated companies are only reported when it is probable that the difference will be recovered in the near future.

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

Cash-flow statement
The cash-flow statement is prepared in accordance with IAS 7, Cash Flow Statement, indirect method. The cash-flow statements of foreign Group companies are translated at the average rate. Changes in Group structure, acquisitions and divestments, are reported net, excluding cash and cash equivalents, in the item Acquisition and divestment of subsidiaries and other business units and are included in Cash Flow from Investing Activities. The reported operating cash flow for 2005 was affected by the adoption of IAS 39. The adjusted opening value at January 1, 2005 was used in calculating cash flow.

Cash and cash equivalents include cash, bank balances and parts of Marketable Securities. Marketable Securities comprise interest-bearing securities, the majority of which with terms exceeding three years. However, these securities have high liquidity and can easily be converted to cash. In accordance with IAS 7,  certain investment in marketable securities are excluded from the definition of cash and cash equivalents in the cash-flow statement if the date of maturity of such instruments is later than three months after the investment was made.

Earnings per share
Earnings per share is calculated as the period's net income attributed to the shareholders of the parent company, divided with the average number of outstanding shares per reporting period. To calculate the result after dilution per share, the average number of shares is adjusted with the value of the share based incentive program and employee stock option program recalculated to number of shares.

Note 2 - Key sources of estimation uncertainty

Key sources of estimation uncertainty
Volvo’s significant accounting principles are set out in and conform to IFRS as adopted by the EU. The preparation of Volvo’s Consolidated Financial Statements requires the use of estimates, judgements and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. In preparing these financial statements, Volvo’s management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The application of these accounting principles involves the exercise of judgement and use of assumptions as future uncertainties and, as a result, actual results could differ from these estimates. In accordance with IAS 1, preparers are required to provide additional disclosure of accounting principles in which estimates, judgments and assumptions are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements. The accounting principles applied by Volvo that are deemed to meet these criteria are discussed below:

Impairment of goodwill, other intangible assets and other non-current assets
Property, plant and equipment, intangible assets, other than goodwill, and certain other non-current assets are amortized and depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue. If, at the date of the financial statements, there is any indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset should be estimated. The recoverable amount is the higher of the asset’s net selling price and its value in use, estimated with reference to management’s projections of future cash flows. If the recoverable amount of the asset is less than the carrying amount, an impairment loss is recognized and the carrying amount of the asset is reduced to the recoverable amount. Determination of the recoverable amount is based upon management’s projections of future cash flows, which are generally made by use of internal business plans or forecasts. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our valuations. Intangible and tangible non-current assets amounted to 55,840 whereof 11,072 represents goodwill. For Goodwill and certain other intangible assets with indefinite life-time an annual impairment review is performed at the year-end closing. Such an impairment review will require management to determine the fair value of Volvo’s cash generating units, reporting units for US GAAP purposes, on the basis of projected cash flows and internal business plans and forecasts. Volvo has since 2002 performed a simliar impairment review in accordance with US GAAP. No impairment charges were required for the period 2002-2005.

Residual value risks
In the course of its operations, Volvo is exposed to residual value risks through operating lease agreements and sales combined with repurchase agreements. The products, primarily trucks, for which Volvo has a residual value commitment, are generally recognized in the balance sheet as assets under operating leases. Depreciation expenses for these products are charged on a straight-line basis over the term of the commitment in amounts required to reduce the value of the product to its estimated net realizable value at the end of the commitment. Estimated impairment losses are immediately charged to income. The estimated net realizable value of the products at the end of the residual value commitments is monitored individually on a continuing basis. In monitoring estimated net realizable value of each product under a residual value commitment, management makes consideration of current price-level of the used product model, value of options, mileage, condition, future price deterioration due to expected change of market conditions, alternative distribution channels, inventory lead-time, repair and reconditioning costs, handling costs and overhead costs in the used product divisions. Provisions for residual value risk amount to 931.

Revenue recognition
Revenue from the sale of goods is recognized when significant risks and rewards of ownership have been transferred to external parties, normally when the goods are delivered to the customers. If, however, the sale of goods is combined with a buy-back agreement or a residual value guarantee, the sale is accounted for as an operating lease transaction under the condition that significant risks of the goods are retained by Volvo. In certain cases Volvo enters into a buy-back agreement or residual value guarantee after Volvo sold the product to an independent party or in combination with an undertaking from the customer that in the event of a buy-back to purchase a new Volvo product. In such cases, there may be a question of judgement regarding whether or not significant risks and rewards of ownership have been transferred to the customer. If it is determined that such an assessment was incorrect, Volvo’s reported revenue and income for the period will decline and instead be distributed over several reporting periods.

Deferred taxes
Under IFRS, deferred taxes are recognized for temporary differences, which arise between the taxable value and reported value of assets and liabilities as well as for unutilized tax-loss carryforwards. Volvo records valuation allowances against deferred tax assets where management does not expect such assets to be realized based upon current forecasts. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, changes in the valuation allowance may need to be done that could materially impact our financial position and the income for the period. At December 31, 2005, a valuation allowance of 2.972 was established for the value of deferred tax assets. Net of this valuation allowance, deferred tax assets net of 10.216 were recognized in the Group’s balance sheet.

Inventory obsolescence
Inventories are reported at the lower of historical cost, in accordance with the first-in, first-out method (FIFO), and net realizable value. The estimated net realizable value includes management consideration of out-dated articles, over-stocking, physical damages, inventory-lead-time, handling and other selling costs. If the estimated net realizable value is lower than historical cost, a valuation allowance is established for inventory obsolescence. The total inventory value, net from inventory obsolescence allowance, is per December 31, 2005, 33.937.

Credit loss reserves
The establishment of credit loss reserves on customer financing receivables is dependent on estimates including assumptions regarding past dues, repossession rates and the recovery rate on the underlying collateral. At December 31, 2005, the total credit loss reserves in Volvo Financial Services amounted to 2.17% of the total credit portfolio, SEK 79 billions.

Pensions and other post-employment benefits
Provisions and costs for post-employment benefits, i.e. mainly pensions and health-care benefits, are dependent on assumptions used by actuaries in calculating such amounts. The appropriate assumptions and actuarial calculations are made separately for each population in the respective countries of Volvo’s operations. The assumptions include discount rates, health care cost trends rates, inflation, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. Discount rate assumptions are based on long-term high quality corporate bond and government bond yields available at year-end. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. Inflation assumptions are based on an evaluation of external market indicators. The salary growth assumptions reflect the long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on officially available mortality statistics. We review our actuarial assumptions on an annual basis and make modifications to them when it is deemed appropriate to do so. Actual results that differ from management's assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded provisions in such future periods. for more information regarding costs and assumptions for post-employment benefits. At December 31, 2005 net provisions for post-employment benefits amounted to 11.462.

Product warranty costs
Estimated costs for product warranties are charged to cost of sales when the products are sold. Estimated warranty costs include contractual warranty and goodwill warranty (warranty cover in excess of contractual warranty or campaigns which is accepted as a matter of policy or normal practice in order to maintain a good business relation with the customer). Warranty provisions are estimated with consideration of historical claims statistics, the warranty period, the average time-lag between faults occurring and claims to the company and anticipated changes in quality indexes. Differences between actual warranty claims and the estimated claims generally affect the recognized expense and provisions in future periods. Refunds from suppliers, that decrease Volvo’s warranty costs, are recognized to the extent these are considered to be virtually certain. At December 31, 2005 warranty cost provisions amounted to 8.163.

Legal proceedings
Volvo only recognizes liabilities in the accounts where Volvo has a present obligation from a past event, a transfer of economic benefits is probable and Volvo can make a reliable estimate of what the transfer might be. In instances such as these, a provision is calculated and recognized in the balance sheet. In instances where these criteria are not met, a contingent liability may be disclosed in the notes to the accounts. A contingent liability will be disclosed when a possible obligation has arisen but its existence will only be confirmed by future events not wholly within Volvo’s control or in circumstances where an obligating event has occurred but it is not possible to quantify the size or likelihood of that obligation crystallizing. Realization of any contingent liabilities not currently recognized or disclosed in the financial statements could have a material effect on Volvo’s financial condition. Volvo regularly reviews significant outstanding legal cases following developments in the legal proceedings in order to assess the need for provisions in our financial statements. Among the factors that Volvo considers in making decisions on provisions are the nature of the litigation, claim or assessment, the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, experience in similar cases, and any decision of Volvo’s management as to how Volvo intends to respond to the litigation, claim or assessment. To the extent the determinations at any time do not reflect subsequent developments or the eventual outcome of any claim, our future financial statements may be materially affected, with an adverse impact upon our results of operation, financial position and liquidity.

Note 3 - Impact of IFRS

Reporting in accordance with IFRS as from 2005
The Volvo Group’s financial reporting is up to 2004 prepared in accordance with generally accepted accounting principles in Sweden (“Swedish GAAP”). Effective from 2005, all listed companies within the European Union (“the EU”) are required to prepare their consolidated financial reporting in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the EU. The purpose of the presentations on the following pages is to describe and explain the expected impact on Volvo’s financial reporting as a consequence of transition to IFRS. Volvo Group’s previous accounting principles are described in Note 1 of the 2004 Annual Report. The presentation below focuses on the areas in which the transition to IFRS resulted in a change in accounting principles for Volvo.

Restatements and transition effects
In accordance with the IFRS transition rules (IFRS 1), Volvo applies IFRS as of January 1, 2005, with retroactive application from the IFRS transition date at January 1, 2004. The general rule is that restatement of financial reporting for periods after the transition date should be made as if IFRS has been applied historically.  There are certain exceptions from the general rule of which the most significant for Volvo are:
- IAS 39 Financial instruments: Recognition and measurement which can be applied from January 1, 2005.
- Non-amortization of intangible assets with indefinite useful lives (e.g. goodwill) in accordance with IFRS should be applied retroactively only from the transition date January 1, 2004.
- IFRS 3 Business Combinations which can be applied from January 1, 2004, without restatements of previous acquisitions.
- IFRS 2 Share-based payments are applied for share-based payments granted after November 7, 2002.
The enclosed income statements and other specifications prepared in accordance with IFRS therefore include restatements and transition effects as follows:

Capitalization and amortization of development costs
Effective on January 1, 2001, Volvo adopted the accounting standard RR 15 “Intangible Assets” under Swedish GAAP. According to this accounting standard, expenditures relating to development of new and existing products and software should be capitalized and amortized over their estimated useful life. According to the transition rules for RR 15, no retroactive application was permitted. According to the transition rules for IFRS, the accounting standard IAS 38, Intangible Assets, which is mainly similar to RR 15 regarding the accounting for development costs, should be applied retroactively for development costs incurred prior to 2001. The restatements and transition effects attributable to this accounting change therefore pertains to retroactive capitalization and amortization of development costs incurred prior to 2001.

Minority interests
In accordance with IFRS, minority interests are presented as a separate component of Shareholders’ equity and is included in the income for the period in the income statement.

Non-amortization of intangible assets with indefinite useful lives
According to Swedish GAAP, all intangible assets have been amortized over their estimated useful lives. In accordance with IFRS, intangible assets considered to have indefinite useful lives should not be amortized. Such assets should rather be subject to an annual impairment test. Volvo has determined that intangible assets with indefinite useful lives include only goodwill. Volvo has chosen not to apply IFRS 3, retroactively in accodance with the IFRS transition rules. The restatements and transition effects attributable to this accounting change therefore pertain to reversal of goodwill amortization charged to the income statement under Swedish GAAP for 2004 and a corresponding increase of the carrying value of goodwill at December 31, 2004, adjusted for currency translation differences.

Employee benefits
Effective on January 1, 2003, Volvo adopted RR 29 “Employee benefits” under Swedish GAAP. RR 29 is similar to the IFRS accounting standard IAS 19. The only difference between Swedish GAAP and IFRS relates to the date of transition. In accordance with the transition rules of RR 29, actuarial gains and losses arising prior to January 1, 2003, were set to zero and charged to equity as of the transition date. In accordance with the IFRS transition rules, actuarial gains and losses arising prior to January 1, 2004, could be set to zero and charged to equity as of the transition date. The transition effects attributable to the accounting change therefore pertain to recognizing actuarial gains and losses that have arisen between January 1, 2003 and January 1, 2004. Volvo has applied URA 43 according to the statement from the Swedish Financial Accounting Standards Council in calculating the Swedish pension liabilities, in addition to IAS 19.

Investments in other companies
Volvo accounts for all investments in companies, except if these investments are classified as associated companies in accordance with IAS 39, Financial Instruments: Recognition and Measurement. Companies listed on a financial exchange should be reported in the balance sheet to market value. Under Swedish GAAP such investments have been carried at their cost of acquisition unless there has been a permanent decrease in value. Under IAS 39, unrealized gains and losses attributable to the fair value of investments are reported in a separate component of shareholders’ equity except when a decline in value is other than temporary. The transition effect on January 1, 2005, attributable to this accounting change is mainly related to Volvo’s investment in Deutz AG.

Fair value of derivative instruments
In accordance with IAS 39, which is applied by Volvo as of January 1, 2005, all derivative financial instruments should be reported in the balance sheet at fair value. The difference between IAS 39 and accounting principles applied for derivative financial instruments under Swedish GAAP is dependent on the use of the derivative instruments:

- Derivative financial instruments used for hedging of forecasted commercial cash-flows and forecasted electricity consumption:

Under Swedish GAAP Volvo has applied hedge accounting for the main part of these derivatives and these instruments have consequently not been reported in the balance sheet (“Off-balance sheet instruments”). Gains and losses on these contracts have been charged to the income statement at the time of maturity of the specific contracts. Under IFRS, the fair value of outstanding derivative instruments is debited or credited to a separate component of equity to the extent the requirements for cash-flow hedge accounting are fulfilled. To the extent that the requirements are not met, the unrealized gain or loss is charged to the income statement.

- Derivative financial instruments used for hedging of interest-rate risks and currency-rate risks on loans:

Under Swedish GAAP Volvo has applied hedge accounting for these derivatives and the carrying value of such derivatives has therefore corresponded to currency-rate and interest-rate gains and losses accruable up to the reporting date. Under the more complex rules in IAS 39 Volvo has chosen not to apply hedge accounting for interest rate contracts. The difference between carrying values reported under Swedish GAAP and fair values to be reported under IFRS pertains to unrealized interest rate gains and losses attributable to the period between the reporting date and maturity dates of the derivatives. The difference should be charged to income over the hedged instrument's remaining time to maturity. The unrealized gains and losses will be charged to the financial net in the income statement.

Derecognition of financial assets
In accordance with IAS 39, which ís applied by Volvo as of January 1, 2005, financial assets should be derecognized from the balance sheet when substantially all risks and rewards have been transferred to an external party. Under Swedish GAAP, financial assets should be derecognized at settlement or if the ownership of the financial assets has been transferred to an external party. The transition effect on January 1, 2005, attributable to this accounting change is mainly related to certain dealer financing arrangements for which Volvo has retained components of credit risk. Such credit risk commitments have under Swedish GAAP been reported as contingent liabilities. This has mainly affected the segment reporting and to a less extent Volvo’s consolidated balance sheet.

Consolidation of temporary investments
Under Swedish GAAP, temporary investments in subsidiaries should not be consolidated. Under IFRS, all subsidiaries should be consolidated. Restatements and transition effects relating to this accounting change pertains mainly to Volvo’s investment in the LB Smith distribution business. This operation was acquired in May 2003 and at December 31, 2004 the major part of this operation had been divested. The 2004 income statement is restated with the parts of LB Smith that have been divested during the year. The remaining part, still owned by Volvo, has been consolidated in full according to Swedish GAAP in the fourth quarter of 2004.

IFRS 2 Share-based Payments
Volvo has decided that the “new share-based incentive program” adopted at the 2004 Annual General Meeting is covered by IFRS 2 Share-based payments. The impact, however, was limited. The IFRS 2 distinguishes between “cash-settled” and “equity-settled” components of share-based payments, in Volvo cases, shares. The Volvo program include both a cash-settled and an equity-settled part. The equity-settled part was earlier accounted for at fair value and provided for as an accrued expense over the vesting period with a “true up” each reporting date. According to IFRS 2 the fair value is determined at the grant-date, recognized as an expense during the vesting period and credited to equity. Additional social costs are reported as a liability and is revalued at each balance sheet day in accordance with URA 46.

IFRS 5 Non-Current Asset Held for Sale and Discontinued Operations
IFRS 5 is applied prospectively from January 1, 2005, according to IFRS 1. Volvo had not identified any non-current assets that could be classified held for sales and which would have had material impact on the balance sheet as of December 31, 2004 and no effect has been identified in the 2004 income statement. Discontinued operations pertain to significant operations, such as operating segments, comprising one or more cash-generating units. The rules for discontinued operations have not been applicable for Volvo during 2004 and 2005.

Other transition rules according to IFRS 1 and IFRS standards
In applying IFRS, Volvo had the possibility to chose to measure property, plant and equipment at fair value. Volvo has chosen not to use this possibility but continue the present valuation of property, plant and equipment at historical cost less accumulated depreciation. The same treatment is also used for investment properties. IFRS 1 provides an option how to treat the effects of Changes in Foreign Exchange Rates, according to IAS 21. A first time adopter of IFRS could set the cumulative translation difference to zero for foreign operations. Volvo has chosen this possibility and set the translation difference to zero at January 1, 2004. Assumptions made under previous GAAP shall not be changed under the transition to IFRS unless there is objective evidence that those were in error. Volvo has made no changes in assumptions in the preparation of comparative information prepared in accordance with IFRS. According to SIC 12, Special Purpose Entities should be consolidated as from January 1, 2004. Volvo has not identified any such Special Purpose Entities.

Definition of cash and cash equivalents in presentation of cash-flow statements
Under Swedish GAAP, all investments in marketable debt securities have been included in the definition of cash and cash equivalents for the purpose of the cash-flow statement. In accordance with Volvo’s financial risk policy, all such securities should fulfill requirements regarding low risk and high liquidity. Under IFRS, investments in marketable securities are excluded from the definition of cash and cash equivalents for the purpose of the cash-flow statement if these instruments have maturity dates beyond three months from the date of investment. In the 2004 closing no marketable securities were defined as cash equivalents according to IFRS. Classification of cash and cash equivalents in the cash-flow statement does not affect Volvo’s net financial position.

In the transition to IFRS the following reclassification is done in the cash flow statement. Customer finance receivables, net, are reported within Cash flow from operating activities, instead of as previously being reported as Cash flow from investing activities. Cash flow related to customer financing operations arises mainly within Volvo Financial Services (VFS). Changes in customer financing are currently reported in Volvo’s cash-flow statement with VFS consolidated in accordance with the equity method as changes in working capital, since Volvo’s operations excluding VFS do not have any significant customer financing operations. Changes in customer financing operations are reported on a separate line in Volvo’s cash-flow statement including VFS. Volvo’s reported Operating Cash flow is not affected by the reclassification.

Classification of leasing contracts in segment reporting of Volvo Financial Services
In accordance with IFRS, operating lease contracts with end-customers are in segment reporting for Volvo Financial Services reported as financial leasing contracts if the residual value in these contracts is guaranteed to Volvo Financial Services by another Volvo business area. In the Volvo Group’s consolidated balance sheet, these leasing agreements are still reported as assets under operating lease. In comparison with the 2004 closing approximately SEK 12 billion is reclassified to financial leases from operating leases in the Volvo Financial Services segment reporting.

Cash-flow statement	According to previous presentation		Presentation according to IFRS
SEK billion	2004	2005	2004	2005
Operating activities
Operating income	14,7	18,2	14,7	18,2
Depreciation and amortization	10,0	9,9	10,0	9,9
Other non-cash items	(0,1)	0,4	(0,1)	0,4
Change in working capital	(1,4)	(4,7)	(1,4)	(4,7)
Customer Finance receivables, net			(7,4)	(7,8)
Financial items and income taxes	(0,5)	(2,0)	(0,5)	(2,0)
Cash flow from operating activities	22,7	21,8	15,3	14,0

Investing activities
Investments in fixed assets	(7,4)	(10,3)	(7,4)	(10,3)
Investment in leasing vehicles	(4,4)	(4,5)	(4,4)	(4,5)
Disposal of fixed assets and leasing vehicles	2,4	2,6	2,4	2,6
Customer Finance receivables, net	(7,4)	(7,8)
Operating cash flow	5,9	1,8	5,9	1,8

Financial position December 31, 2004
Updated, taking into account, all differences between Swedish GAAP and IFRS except IAS 39 Financial instruments: Recognition and measurement and IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The first column is the closing balance per December 31, 2004 according to Swedish GAAP. The impact of IFRS is shown as IFRS adjustment and the third column shows the adjusted closing balance December 31, 2004, according to IFRS. This balance has been opening balance for the 2005 reporting.

Consolidated balance sheets, December 31, 2004
	Volvo Group excl Financial Services (1)						Volvo Group total
				Financial Services
	Dec 31	IFRS	Dec 31	Dec 31	IFRS	Dec 31	Dec 31	IFRS	Dec 31
SEK M	2004	adjustments	2004	2004	adjustments	2004	2004	adjustments	2004
Assets
Intangible assets	16,564	1,006	17,570	42		42	16,606	1,006	17,612
Property, plant and equipment	27,260		27,260	3,891		3,891	31,151		31,151
Assets under operating leases	8,477		8,477	12,817	(12,044)	773	19,534		19,534
Shares and participations	10,116		10,116	193		193	2,003		2,003
Long-term customer finance receivables	147		147	25,200	8,687	33,887	25,187		25,187
Long-term interest-bearing receivables	1,797		1,797	5		5	1,741		1,741
Other long-term receivables	6,426	66	6,492	212		212	6,034	66	6,100
Inventories	28,291		28,291	307		307	28,598		28,598
Short-term customer finance receivables	83		83	26,207	3,324	29,531	26,006		26,006
Short-term interest bearing receivables	10,330		10,330	0		0	1,643		1,643
Other short-term receivables	30,043		30,043	1,628		1,628	29,647		29,647
Marketable securities	25,839		25,839	116		116	25,955		25,955
Cash and cash equivalent	8,789		8,789	914		914	8,791		8,791
Total assets	174,162	1,072	175,234	71,532	(33)	71,499	222,896	1,072	223,968

Shareholders' equity and liabilities
Shareholders' equity	69,409	746	70,155	8,306		8,306	69,409	746	70,155
Minority interests	229	(229)	-	0		-	229	(229)
Provisions for post-employment benefits	14,129	548	14,677	26		26	14,155	548	14,703
Other provisions	14,020	95	14,115	878	(33)	845	14,898	95	14,993
Loans	13,968		13,968	57,860		57,860	61,807		61,807
Other liabilities	62,407	(88)	62,319	4,462		4,462	62,398	(88)	62,310
Shareholders' equity and liabilities	174,162	1,072	175,234	71,532	(33)	71,499	222,896	1,072	223,968
1) Financial Services reported in accordance with the equity method.

Financial position January 1, 2005
Updated taking into account all differences between Swedish GAAP and IFRS including IAS 39 and IFRS 5. Impact of adopting IAS 39 is charged to Equity according to IFRS 1 as of January 1, 2005. The IFRS balance including IAS 39 effects has been used as opening balance for cash flow calculation during 2005.

Consolidated balance sheets, January 1, 2005
	Volvo Group excl Financial Services (1)						Volvo Group total
				Financial Services
	Dec 31	IAS 39	Jan 1	Dec 31	IAS 39	Jan 1	Dec 31	IAS 39	Jan 1
SEK M	2004	adjustments	2005	2004	adjustments	2005	2004	adjustments	2005
Assets
Intangible assets	17,570		17,570	42		42	17,612		17,612
Property, plant and equipment	27,260		27,260	3,891		3,891	31,151		31,151
Assets under operating leases	8,477		8,477	773		773	19,534		19,534
Shares and participations	10,116	(494)	9,622	193		193	2,003	(494)	1,509
Long-term customer finance receivables	147	424	571	33,887	611	34,498	25,187	1,035	26,222
Long-term interest-bearing receivables	1,797		1,797	5		5	1,741		1,741
Other long-term receivables	6,492	985	7,477	212		212	6,100	988	7,088
Inventories	28,291		28,291	307		307	28,598		28,598
Short-term customer finance receivables	83	430	513	29,531	298	29,829	26,006	727	26,733
Short-term interest bearing receivables	10,330		10,330	0		0	1,643		1,643
Other short-term receivables	30,043	4,040	34,083	1,628		1,628	29,647	1,690	31,337
Marketable securities	25,839		25,839	116		116	25,955		25,955
Cash and cash equivalent	8,789		8,789	914		914	8,791		8,791
Total assets	175,234	5,385	180,619	71,499	909	72,408	223,968	3,946	227,914

Shareholders' equity and liabilities
Shareholders' equity	70,155	348	70,503	8,306		8,306	70,155	348	70,503
Minority interests	-		-	-		-	-		-
Provisions for post-employment benefits	14,677		14,677	26		26	14,703		14,703
Other provisions	14,115	439	14,554	845	(6)	839	14,993	432	15,425
Loans	13,968	3,340	17,308	57,860	915	58,775	61,807	1,908	63,715
Other liabilities	62,319	1,258	63,577	4,462		4,462	62,310	1,258	63,568
Shareholders' equity and liabilities	175,234	5,385	180,619	71,499	909	72,408	223,968	3,946	227,914
1) Financial Services reported in accordance with the equity method.

Consolidated income statements IFRS comparison 2004
VFS reported according to the equity method
SEK M unless otherwise specified	IFRS	Sw GAAP
Net sales	202,171	201,496
Cost of sales	(158,453)	(158,231)
Gross income	43,718	43,265

Research and development expenses	(7,614)	(7,233)
Selling expenses	(18,317)	(18,048)
Administrative expenses	(5,310)	(5,321)
Other operating income and expenses	7	(658)
Income from Financial Services	1,365	1,365
Income from investments in associated companies	2	2
Income from other investments	828	828
Operating income	14,679	14,200

Interest income and similar credits	993	993
Interest expenses and similar charges	(1,426)	(1,404)
Other financial income and expenses	(1,210)	(1,210)
Income after financial items	13,036	12,579

Minority interest	-	(40)
Income taxes	(3,129)	(3,184)
Income for the period	9,907	9,355
* Attributable to:
Equity holders of the parent company	9,867	-
Minority interest	40	-
	9,907	-

Depreciation and amortization included above
Depreciation
Industrial and Commercial	(5,540)	(5,540)
Financial Services	(3,066)	(3,066)
Total Depreciation	(8,606)	(8,606)

Amortization
Industrial and Commercial	(1,333)	(1,635)
Financial Services	(63)	(63)
Total Amortization	(1,396)	(1,698)

Basic earnings per share, SEK	23.58	22.35
Diluted earnings per share, SEK	23.55	22.33
Average number of shares, million	418.5	418.5

Key operating ratios
% of sales	IFRS	Sw GAAP
Gross margin	21.6	21.5
Research and development expenses	3.8	3.6
Selling expenses	9.1	9.0
Administrative expenses	2.6	2.6
Operating margin	7.3	7.0

Net sales
SEK M	IFRS	Sw GAAP
Trucks	136,879	136,879
Buses	12,722	12,722
Construction Equipment (1	29,360	28,685
Volvo Penta	9,057	9,057
Volvo Aero	6,925	6,925
Other	7,228	7,228
Net sales	202,171	201,496
1) Consolidation of temporary investments, LB Smith, January-November.

Operating income
SEK M	IFRS	Sw GAAP
Trucks	8,992	8,989
Buses	253	185
Construction Equipment	1,898	1,572
Volvo Penta	940	937
Volvo Aero	403	377
Volvo Financial Services	1,365	1,365
Other units	8	(45)
Operating income (1)	13,859	13,380

Revaluation of shares	820	820
Operating income (loss)	14,679	14,200
1)  Excluding revaluation of shares in Scania AB and Henlys Group Plc.

Operating margins
%	IFRS	Sw GAAP
Trucks	6.6	6.6
Buses	2.0	1.5
Construction Equipment	6.5	5.5
Volvo Penta	10.4	10.3
Volvo Aero	5.8	5.4
Operating margin (1	6.9	6.6
Operating margin	7.3	7.0
1)  Excluding revaluation of shares in Scania AB and Henlys Group Plc.

Significant differences between Swedish GAAP and IFRS

The most significant differences between Swedish GAAP and IFRS for Volvo are further explained below in the Equity- and net income reconciliation:

Summarized reconciliation of shareholders' equity
SEK M	040101	041231	050101
Equity under Swedish GAAP	72,420	69,409	69,409
IFRS adjustments:
Capitalization and amortization of intangible assets	722	340	340
Minority interest	217	229	229
Non-amortization of goodwill	0	665	665
Post employee benefits	(580)	(473)	(473)
Investments in listed companies			(494)
Fair value gains and losses on derivatives for hedge of:
- Commercial cash flow			1,195
- Electricity contracts			(25)
Consolidation of temporary investments	(152)	-	-
Share based payments	0	14	14
Deferred taxes on IFRS adjustments	(96)	(29)	(358)
Total adjustments to IFRS	112	746	1,094
Equity under IFRS	72,532	70,155	70,503

Summarized reconciliation of net income
SEK M	2004
Net income under Swedish GAAP	9,355
IFRS adjustments:
Capitalization and amortization of intangible assets	(382)
Minority interest	40
Non-amortization of goodwill	684
Post-employment benefits	13
Consolidation of temporary investments	142
Deferred taxes on IFRS adjustments	55
Total adjustments to IFRS	552
Income for the period under IFRS	9,907

Summarized reconciliation of net financial position
SEK bn
Volvo Group excl VFS
Net financial position at December 31, 2004 under Swedish GAAP	18.7

IFRS adjustments:
Post-employment benefits	(0.5)
Derecognition of financial assets	(3.4)
Total adjustments to IFRS	(3.9)
Net financial position at January 1, 2005 under IFRS	14.8

Note 4 - Acquisition and divestments of shares in subsidiaries
AB Volvo's holding of shares in subsidiaries as of December 31, 2004 is shown in the table AB Volvo's holding of shares. Significant acquisitions, formations and divestments within the Group are listed below.

Celero Support AB
In November 2005 Volvo sold Celero Support AB to Coor Service Management for 680 before deduction for the company's net debt. The sale resulted in a gain of about 430. Celero Support AB is a service company with operations that include various office and workplace sevices as well as maintenance of industrial plants and properties. Celero Support has 1,100 employees, with sales totaling about SEK 1.4 billion.

Properties
In February 2005, Volvo Financial Services, via the Volvo Group's real estate company, Danafjord AB, entered an agreement on the sale of two wholly owned companies, which own properties in Torslanda and Kalmar valued at about 515. The sale yielded a capital gain of 188.

L.B. Smith (SABA Holding Inc.)
On May 2, 2003 Volvo Construction Equipment purchased the assets amounting to USD 189 M associated with the Volvo distribution business of L.B. Smith Inc. in the US. No goodwill or real estate was included in the deal. The major part of the dealerships was divested during 2004.

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

Prévost Car Inc.
During the third quarter 2004 the North American bus manufacturer Prévost Car Inc. became a wholly owned subsidiary of Volvo Bus Corporation. As part of the restructuring of the bus manufacturer Henlys Group Plc, Volvo Group reached an agreement to acquire the remaining 50% of the shares. Prévost Car Inc. was a former 50/50 joint venture between Volvo and Henlys, reported in the Volvo Group accounts in accordance with the proportionate consolidation method. The purchase price was USD 83 M including two loans made available to Prévost Car Inc. by Henlys. Prévost Car Inc. contain the Prévost and Nova brands. Prévost manufactures coaches and bus shells for luxury mobile homes. Nova Bus manufactures city buses mainly for the Canadian market.

Axle manufacturing
During the third quarter 2004 Volvo and ArvinMeritor signed a Strategic Alliance Agreement for the supply of axels. As a consequence of the strategic alliance ArvinMeritor acquired the Volvo's axle plant and foundry in Lyon, France.

The effects during 2005 and 2004 on the Volvo Group's balance sheet and cash flow statement in connection with the acquisition of subsidiaries and other business units are specified in the following table:

	2004	2005
Intangible assets	(599)	20
Property, plant and equipment	300	124
Assets under operating lease	115	0
Shares and participations	(260)	(80)
Inventories	630	129
Current receivables	958	257
Cash and cash equivalents	180	42
Other assets	62	3
Minority interests	(20)	(45)
Provisions	(63)	(4)
Loans	(347)	(115)
Liabilities	(448)	(203)
Acquired net assets	508	128

Cash and cash equivalents paid	(508)	(60)
Cash and cash equivalents according to acquisition analysis	180	42
Effect on Group cash and cash equivalents	(328)	(18)

The effects during 2005 and 2004 includes wholly owned  subsidiaries that previously were accounted for according to the equity method. The effects during 2005 and 2004 on the Volvo Group's balance sheet and cash flow statement in connection with the divestment of subsidiaries and other business units are specified in the following table:

	2004	2005

Property, plant and equipment	(440)	(519)
Inventories	(4)	(41)
Other receivables	181	(334)
Cash and cash equivalents	-	(114)
Provisions	94	(12)
Other liabilities	50	888
Divested net assets	(119)	(132)

Cash and cash equivalents received	187	782
Cash and cash equivalents, divested companies	-	(114)
Effect on Group cash and cash equivalents	187	668

AB Volvo's holding of shares
			Dec 31, 2004	Dec 31, 2005
AB Volvo’s holding of shares and participations in non-Group companies	Registration number	Percentage holding (1)	Carrying value, SEK M	Carrying value, SEK M
Deutz AG, Germany	-	7	670	253
Henlys Group Plc, Great Britain	-	10	0	0
Blue Chip Jet HB, Sweden	969639-1011	40	1	0
Other investments			20	18
Total carrying value, non-Group companies			691	271
1) Percentage figures refer to share capital as well as voting rights.

			Dec 31, 2004	Dec 31, 2005
AB Volvo’s holding of shares and participations in Group companies	Registration number	Percentage holding	Carrying value, SEK M	Carrying value, SEK M
Volvo Global Trucks AB, Sweden	556605-6759	100	8,420	-
Volvo Lastvagnar AB, Sweden	556013-9700	100	-	8,678
Volvo Truck Center Sweden AB, Sweden	556072-7777	100	-	-
Volvo Finland AB, Finland	-	100	-	-
Volvo Trucks (Deutschland) GmbH, Germany	-	100	-	-
Volvo Europa Truck NV, Belgium	-	100	-	-
Volvo Trucks (Schweiz) AG, Switzerland	-	100	-	-
Volvo Truck Espana, SA, Spain	-	100	-	-
Volvo Truck and Bus Limited, Great Britain (1	-	100	-	-
Volvo Truck Latvia Sia, Latvia	-	100	-	-
Volvo Truck Czech S R O, Czech Republic	-	100	-	-
Volvo Truck Slovak, Slovakia	-	100	-	-
Volvo do o Beograd, Yugoslavia	-	100	-	-
Volvo Macedonia, Ltd, Macedonia	-	100	-	-
Volvo Romania SRL, Romania	-	100	-	-
Volvo Otomotiv Turk Ltd STI, Turkey	-	100	-	-
Volvo Trucks Canada Inc, Canada	-	100	-	-
Volvo Trucks de Mexico, Mexico	-	100	-	-
Volvo Peru Sociedad Anonima, Peru	-	100	-	-
Volvo Truck Australia Pty Ltd, Australia	-	100	-	-
Volvo India Ltd, India	-	100	-	-

Volvo Holding Sverige AB, Sweden	556539-9853	100	7,634	7,634
Mack Canada, Canada	-	100	-	-
Volvo do Brasil, Veiculos Ltda, Brasil	-	100	-	-
Volvo Polska Sp. O.O., Poland	-	100	-	-
Volvo Southern Africa Pty Ltd, South Africa	-	100	-	-
Banco Volvo (Brasil) SA, Brasil	-	100	-	-

Volvo Holding France SA, France	-	100	-	-
Volvo Compact Equipment SAS, France	-	100	-	-
Volvo CE Europe SAS, France	-	100	-	-
VFS Finance France, SA, France	-	100	-	-
VFS Location France SAS, France	-	100	-	-

Renault Trucks, France	-	100	-	-
Renault Trucks Commercial SA, France	-	100	-	-
Renault Trucks UK Ltd, Great Britain	-	100	-	-
Renault Trucks Deutschland GmbH, Germany	-	100	-	-
Renault Trucks Portugal Ltda, Portugal	-	100	-	-
Renault V I España SA, Spain	-	100	-	-
Renault Trucks, España, Spain	-	100	-	-
Renault Trucks Italia Spa, Italy	-	100	-	-
Renault Trucks Polska SP Z.OO, Poland	-	100	-	-
Renault Trucks CR, SRO, Czech Republic	-	100	-	-
SARL Renault Trucks Algerie, Algeria	-	100	-	-
Renault Trucks Ticaret AS, Turkey	-	100	-	-

Mack Trucks Inc, USA	-	100	3,225	3,225
North America Truck Leasing Group, Inc, USA	-	100	-	-
Mack de Venezuela, C.A., Venezuela	-	100	-	-
Mack Trucks Australia Pty Ltd, Australia	-	100	-	-

Volvo Bussar AB, Sweden	556197-3826	100	1,877	1,877
Volvo Bussar S’ffle AB, Sweden	556058-3485	100	-	-
Acrivia AB, Sweden	556540-1691	100	-	-
Volvo Bus Finland Oy, Finland	-	100	-	-
Volvo Austria, GmbH, Austria	-	100	-	-
Prévost Holding BV, Canada	-	100	-	-
Shanghai Sunwin Bus Co, China (2	-	50	-	-
XIAN Silver Bus Co, China (2	-	50	-	-

Volvo Construction Equipment NV, The Netherlands	-	100	2,582	2,582
Volvo Wheel Loaders AB, Sweden	556310-1319	100	-	-
Volvo Construction Equipment Components AB, Sweden	556527-6820	100	-	-
Volvo Articulated Haulers AB, Sweden	556360-1615	100	-	-
Volvo Construction Equipment Customer Support AB, Sweden	556310-1301	100	-	-
Volvo Construction Equipment International AB, Sweden	556310-1293	100	-	-
Volvo Construction Equipment Cabs AB, Sweden	556527-6838	100	-	-
Volvo Construction Equipment Europe Ltd, Great Britain	-	100	-	-
Volvo Construction Equipment Europe GmbH, Germany	-	100	-	-
Volvo Motor Graders, Ltd, Canada	-	100	-	-

AB Volvo Penta, Sweden	556034-1330	100	421	421
Wuxi da Hao Power, Co Ltd, China	-	70	-	-

Volvo Aero AB, Sweden	556029-0347	100	2,885	2,885
Volvo Aero Engine Services AB, Sweden	556328-9171	100	-	-
Volvo Aero Norge AS, Norway	-	78	-	-

VNA Holding Inc, USA	-	100	3,510	3,510
Volvo Trucks North America, Inc, USA	-	100	-	-
Arrow Truck Sales, Inc, USA	-	100	-	-
Volvo Construction Equipment North America Inc., USA	-	100	-	-
Volvo Penta of The Americas, Inc, USA	-	100	-	-
Volvo Aero North America Inc, USA	-	100	-	-
Volvo Aero Services LP, USA	-	100	-	-
Volvo Treasury North America Inc, USA	-	100	-	-
Volvo Commercial Finance LLC The Americas, USA	-	100	-	-
Volvo Information Technology, North America, USA	-	100	-	-
Volvo Treasury Canada, Inc., Canada	-	100	-	-
Volvo Treasury AB, Sweden	556135-4449	100	3,044	3,044
Sotrof AB, Sweden	556519-4494	100	1,388	1,388
Danafjord AB, Sweden	556006-8313	100	-	-
Volvo Group Finance Europe BV, The Netherlands	-	100	1,003	1,003
Volvo Construction Equipment Korea Co Ltd, South Korea	-	100	-	-
Volvo Financial Services AB, Sweden	556000-5406	100	1,231	1,413
Volvo Truck Finance Holding BV, Netherlands	-	100	-	-
VFS Financial Services (UK) Ltd, Great Britain	-	100	-	-
VFS Deutschland GmbH, Germany	-	100	-	-
VFS Financial Services Spain EFC, SA, Spain	-	100	-	-
VFS Nordic AB, Sweden	556579-1778	100	-	-
Kommersiella Fordon Europa AB, Sweden	556049-3388	100	245	249
Volvo China Investment Co Ltd, China	-	100	523	523
Volvo Truck & Bus Ltd, Great Britain (1	-	100	413	413
Volvo Holding Mexico, Mexico	-	100	388	388

Volvo Technology Transfer AB, Sweden	556542-4370	100	361	361
Volvo Powertrain AB, Sweden	556000-0753	100	348	348
Volvo Parts AB, Sweden	556365-9746	100	200	200
Volvo Group Insurance Förs’krings AB, Sweden	516401-8037	100	182	182
Volvo Business Services, Sweden	556029-5197	100	107	107
Volvo Danmark Holding AS, Denmark	-	100	104	104
Volvo Italia Spa, Italy	-	100	0	0
VFS Servizi Financiari Spa, Italy (3	-	100	101	101
Volvo Norge AS, Norway	-	100	56	56
Volvo Malaysia Sdn, Malaysia	-	100	48	48
Rossareds Fastighets AB, Sweden	556009-1190	100	26	26
Volvo Penta UK Ltd, Great Britain	-	100	16	16
ZAO Volvo Vostok, Russia (4	-	100	0	0
Volvo East Asia (Pte) Ltd, Singapore	-	100	9	9
Volvo Information Technology AB, Sweden	556103-2698	100	8	8
Other holdings			38	13
Total carrying value Group companies (5)			40,393	40,812

1) Total holding by VTC Holding and AB Volvo is 100%.
2) Joint ventures, reported in accordance with the proportionate consolidation method in Volvo's consolidated accounts.
3) Total holding by Volvo Italia and AB Volvo is 100%.
4) Total holding by Volvo Trucks Deutschland and AB Volvo is 100%.
5) AB Volvo’s share of shareholders’ equity in subsidiaries (including equity in untaxed reserves) was 67,804 (55,831).

Note 5 - Joint ventures
Joint ventures are companies over which Volvo has joint control together with one or more external parties. Joint ventures are reported by applying the proportionate consolidation method, in accordance with IAS 31 Joint ventures. Group holdings of shares in joint ventures are listed below.
	Dec 31, 2005
	Holding percentage	Holding no of shares
Shares in Joint ventures
Shanghai Sunwin Bus Corp., China	50	-
Xian Silver Bus Corp., China	50	-

Volvo's share of joint ventures' income statements	2004	2005
Net sales	492	345
Operating income	(27)	(62)
Income after financial items	(32)	(71)
Income of the period	(34)	(71)

Volvo's share of joint ventures' balance sheets
Non-current assets	100	117
Current assets	394	386
Total assets	494	503

Shareholders' equity	228	207
Provisions	6	1
Long-term liabilities	0	0
Current liabilities	260	295
Total shareholders' equity and liabilities	494	503

At the end of 2005 no guarantees were issued for the benefit of joint ventures, neither by Volvo alone or jointly with other venturers. At the same date Volvo's share of contingent liabilities issued by its joint ventures amounted to 0 (6).

	2004		2005
	Number of employees	of which women, %	Number of employees	of which women, %
Average number of employees
Shanghai Sunwin Bus Corp.	604	21	567	17
Xian Silver Bus Corp.	252	12	243	14
Total number of employees	856	18	810	16

Note 6 - Associated companies
The following table presents summarized financial information for the associated companies partly owned by Volvo. Volvo consolidate the associated companies according to the equity method. For more information about Volvo's shareholding, see .

Income statement data	2004	2005
Net sales	5,620	5,779
Cost of operations	(5,449)	(5,588)
Financial income and expense	(9)	(10)
Income before taxes	162	181

Income taxes	(7)	(11)
Income of the period	155	170

Dec 31		Dec 31
Balance sheet data	2004	2005
Property, plant and equipment, net	2,058	740
Other non-current assets	75	10
Current assets	9,408	8,979
Total Assets	11,541	9,729

Shareholders' equity	922	608
Provisions	56	38
Long-term liabilities	1,073	160
Current liabilities	9,490	8,923
Total Shareholders' equity and liabilities	11,541	9,729

Note 7 - Segment reporting

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

Net sales	2004	2005
Trucks	136,879	155,396
Buses	12,722	16,589
Construction Equipment	29,360	34,816
Volvo Penta	9,057	9,776
Volvo Aero	6,925	7,538
Other and eliminations	7,228	7,076
Volvo Group excl Financial Services	202,171	231,191

Financial Services	9,598	7,549
Eliminations	(693)	1,819
Volvo Group total	211,076	240,559

The above sales figures include internal sales in the following amounts:
Net sales to Group companies	2004	2005
Trucks	690	752
Buses	377	102
Construction Equipment	162	127
Volvo Penta	27	42
Volvo Aero	43	82
Other	9,440	10,589
Eliminations	(10,739)	(11,694)
Total excl Financial Services	0	0

Financial Services	693	755
Eliminations	(693)	(755)
Total net sales to Group companies	0	0

 Internal sales between business areas are generally made at standard cost of sales, including calculated interest and product improvement expenses. Internal sales from service companies are generally made at market prices.

Operating income	2004	2005
Trucks	8,992	11,717
Buses	158	470
Construction Equipment	1,898	2,752
Volvo Penta	940	943
Volvo Aero	403	836
Financial Services	1,365	2,033
Other	923	(600)
Volvo Group total	14,679	18,151

Operating income in 2004 included reversal of write-down of shares in Scania AB of  915, which was reported in Other and write-down of shares in Henlys Group Plc of 95, which was reported in Buses.

Depreciation and amortization	2004	2005
Trucks	5,306	5,307
Buses	219	249
Construction Equipment	627	658
Volvo Penta	122	224
Volvo Aero	391	366
Other	220	88
Total excl Financial Services	6,885	6,892

Financial Services	3,117	429
Reclassification Group versus segment Financial Services	-	2,573
Volvo Group total	10,002	9,894

Research and development expenses	2004	2005
Trucks	5,491	5,200
Buses	484	569
Construction Equipment	1,033	1,083
Volvo Penta	311	413
Volvo Aero	209	225
Other	86	67
Volvo Group total	7,614	7,557

Income from investments in associated companies	2004	2005
Trucks	13	(6)
Buses	1	7
Construction Equipment	-	0
Volvo Penta	-	0
Volvo Aero	(1)	68
Other	(11)	(637)
Volvo Group excl Financial Services	2	(568)

Financial Services	25	11
Volvo Group total	27	(557)

Total assets	2004	2005
Operating assets, excluding Financial Services: (1
Trucks	71,439	83,908
Buses	8,017	10,499
Construction Equipment	16,858	21,435
Volvo Penta	3,242	3,700
Volvo Aero	8,695	10,118
Other	3,881	2,938
Total operating assets excluding Financial Services	112,132	132,598

Interest-bearing financial assets	46,312	43,939
Tax receivables	6,259	5,982
Total assets in Financial Services	71,499	85,849
Other and eliminations	(12,234)	(11,233)
Volvo Group total	223,968	257,135

1) Defined as Total assets less Interest-bearing financial assets and Tax receivables.

Total shareholders' equity and liabilities	2004	2005
Operating liabilities, excluding Financial Services: (1
Trucks	55,105	62,675
Buses	3,324	4,728
Construction Equipment	6,602	9,348
Volvo Penta	1,620	1,820
Volvo Aero	3,695	4,622
Other	2,788	2,783
Total operating liabilities excluding Financial Services	73,134	85,976

Financial liabilities	28,402	24,670
Tax liabilities	1,608	2,578
Total liabilities in Financial Services	63,193	76,214
Other and eliminations	(12,524)	(11,071)
Total liabilities	153,813	178,367

Shareholders' equity	70,155	78,768
Volvo Group total	223,968	257,135
1) Defined as Total liabilities less financial liabilities and tax liabilities.

Investments in associated companies	2004	2005
Trucks	37	47
Buses	20	35
Construction Equipment	-	-
Volvo Penta	-	-
Volvo Aero	37	3
Financial Services	172	23
Other	647	87
Volvo Group total	913	195

Capital expenditures	2004	2005
Trucks	5,030	7,190
Buses	176	250
Construction Equipment	1,158	906
Volvo Penta	297	243
Volvo Aero	801	904
Other	237	762
Volvo Group excl Financial Services	7,699	10,255

Financial Services	4,784	386
Reclassification Group versus segment Financial Services	-	4,210
Volvo Group total	12,483	14,851

Reporting by geographical segment Net sales	2004	2005
Europe	119,077	124,023
North America	54,769	69,743
South America	7,338	12,479
Asia	20,789	22,699
Other markets	9,103	11,615
Volvo Group total*	211,076	240,559

*of which:
Sweden	14,606	15,334
United States	45,926	59,254
France	26,900	27,610

Total assets	2004	2005
Sweden	79,578	86,793
Europe excluding Sweden	77,909	86,530
North America	48,165	60,846
South America	6,526	10,131
Asia	7,757	9,460
Other markets	4,033	3,375
Volvo Group total	223,968	257,135

Capital expenditures	2004	2005
Sweden	3,690	5,935
Europe excluding Sweden	6,305	5,770
North America	1,835	2,451
South America	247	296
Asia	362	259
Other markets	44	140
Volvo Group total	12,483	14,851

Note 8 - Other operating income and expenses

	2004	2005
Gains/losses on currency related forward and options contracts	828	(566)
Exchange rate differences on trade receivables and payables	(86)	481
Gains/losses on divestment of group companies	69	697
Change in allowances and write offs for doubtful receivables, customer financing	(545)	(460)
Change in allowances, and write offs for doubtful receivables, other	37	(133)
Expenses for industrial relocation of Renault Trucks Villaverde plant in Spain	(470)	-
Expenses for closing Volvo Buses Heilbronn plant in Germany	-	(95)
Volvo profit sharing program	(200)	(419)
Other income and expenses	(250)	(95)
Total	(618)	(590)

Note 9 - Income from investments in associated companies
Income from investments in associated companies are specified below:
	2004	2005
Income/loss
JV Fonderie Venissieux	5	9
Aviation Lease Finance	27	6
Thomas Hardie Commercials Ltd	8	5
Merkavim Metal Works Ltd	1	4
Peach County Holdings	-	(103)
Other companies	(12)	(1)
Subtotal	29	(80)

Revaluation and write-down of shares
Peach County Holding	-	(550)
Other companies	(2)	(2)
Subtotal	(2)	(552)

Gains (losses) on sale of shares in associated companies
Aviation Lease Finance	-	71
Other companies	-	4
Subtotal	0	75
Total income (loss) from investments in associated companies	27	(557)

Note 10 - Income from other investments
	2004	2005
Dividends received
Holdings of Volvo Technology Transfer (1	-	11
Other	11	2
Subtotal	11	13

Revaluation and write downs of shares
Scania AB	915	-
Henlys Group Plc	(95)	-
Holdings of Volvo Technology Transfer (1	(13)	-
Smith Land & Improvement (SABA Holding)	(22)	-
Other	(8)	(2)
Subtotal	777	(2)

Gain (loss) on divestment of shares
Holdings of Volvo Technology Transfer (1	1	40
Bilia AB	24	-
Other	17	(14)
Subtotal	42	26
Total	830	37
1) A Volvo venture-capital company.

Note 11 - Other financial income and expenses

Other financial income and expenses in 2004 include a write-down of 1,196, pertaining to  the restructuring of Henlys Group Plc, note 15. The net amount of exchange losses were 20 (1). As from 2005 revaluation of derivatives related to Volvo's funding portfolio is accounted for as other financial income and expenses, 251 (-).

Note 12 - Income taxes
Income taxes were distributed as follows:
	2004	2005
Current taxes relating to the period	(1,854)	(2,568)
Adjustment of current taxes for prior periods	288	147
Deferred taxes originated or reversed during the period	(1,662)	(2,933)
Recognition and derecognition of deferred tax assets	99	446
Total income taxes	(3,129)	(4,908)
Provisions have been made for estimated tax charges that may arise as a result of prior tax audits in the Volvo Group. Tax claims for which no provision has been deemed necessary of approximately 695 (1,433) were reported as contingent liabilities.

Deferred taxes relate to income taxes payable or recoverable in future periods in respect of taxable temporary differences, deductible temporary differences, unused tax loss carryforwards or unused tax credit carryforwards.  Deferred tax assets are recognized to the extent that it is probable that the amount can be utilized against future taxable income. At December 31, 2005, the valuation allowance attributable to deductible temporary differences, unused tax loss carryforwards and unused tax credit carryforwards for which no deferred tax asset was recognized amounted to 2,972 (2,592).

At year-end 2005, the Group had unused tax loss carryforwards of about 6,100 (10,100), of which approximately 1,400 (1,900) will expire within 5 years.

The Swedish corporate income tax rate is 28%. The table below shows the principal reasons for the difference between this rate and the Group's tax rate, based on income after financial items.

	2004, %	2005, %
Swedish corporate income tax rates	28	28
Difference in tax rate in various countries	3	3
Capital gains	(3)	(1)
Other non-taxable income	(3)	(1)
Other non-deductible expenses	2	1
Adjustment of current taxes for prior years	(2)	(1)
Recognition and derecognition of deferred tax assets	(1)	(2)
Other, net	0	0
Income tax rate for the Group	24	27

Specification of deferred tax assets and tax liabilities	2004	2005
Deferred tax assets:
Unused tax loss carryforwards	3,223	2,125
Other unused tax credits	259	295
Intercompany profit in inventories	294	544
Valuation allowance for doubtful receivables	587	644
Provisions for warranties	966	1,449
Provision for residual value risks	544	576
Provisions for
post-employment benefits	4,366	4,541
Provisions for restructuring measures	220	120
Fair value of derivative instruments:
Change of hedge reserves	-	224
Other deductible temporary differences	2,347	2,670
	12,806	13,188

Valuation allowance	(2,592)	(2,972)
Deferred tax assets after deduction for valuation allowance	10,214	10,216

Deferred tax liabilities:
Accelerated depreciation on property,
plant and equipment	2,047	2,347
Accelerated depreciation on leasing assets	815	1,297
LIFO valuation of inventories	160	217
Capitalized product and software development	1,445	1,970
Untaxed reserves	126	112
Fair value of derivative instruments:
Change of hedge reserves	-	95
Other taxable temporary differences	1,058	1,111
	5,651	7,149
Deferred tax assets, net (1	4,563	3,067
1) Deferred taxes are partially recognized in the balance sheet on a net basis after taking into account offsetting possibilities.

The cumulative amount of undistributed earnings in foreign subsidiaries, which Volvo currently intends to indefinitely reinvest outside of Sweden and upon which deferred income taxes have not been provided is approximately 16,810 (12,211) at year end. There are different taxation rules depending on country, some which have no tax effect and some countries with withholding taxes. how Volvo handles equity currency risk.

Note 13 - Minority interests
Minority interests in income (loss) for the period and in shareholders' equity consisted mainly of the minority interests in Volvo Aero Norge AS (22%), in Wuxi da Hao Power Co, Ltd (30%) and in Berliet Maroc S.A (30%).

Note 14 - Intangible and tangible assets

Acquisition costs	Value in balance sheet 2004	Capital expendi- tures	Sales/ scrapping	Acquired and divest- ed opera- tions(5	Trans- lation differences	Reclassi- fications and other	Value in balance sheet 2005
Goodwill (1	10,321	-	-	20	721	10	11,072
Entrance fees, aircraft
engine programs	2,758	374	(34)	-	15	(142)	2,971
Product and software development	8,585	3,004	(28)	-	189	67	11,817
Other intangible assets	1,734	95	(13)	-	55	(87)	1,784
Total intangible assets	23,398	3,473	(75)	20	980	(152)	27,644

Buildings	16,928	742	(113)	(181)	1,114	57	18,547
Land and land improvements	3,988	290	(91)	(7)	402	42	4,624
Machinery and equipment (2	39,530	4,685	(1,750)	(457)	2,606	567	45,181
Construction in progress including advance payments	2,435	1,112	(6)	-	185	(659)	3,067
Total property, plant and equipment	62,881	6,829	(1,960)	(645)	4,307	7	71,419

Assets under operating leases	30,999	4,549	(3,770)	-	2,988	(2,767)	31,999
Total tangible assets	93,880	11,378	(5,730)	(645)	7,295	(2,760)	103,418

Accumulated depreciation and amortization	Value in balance sheet 2004	Deprecia- tion and amortiza- tion (3	Sales/ scrapping	Acquired and divested operations (5	Trans- lation differ- ences	Reclass- ifications and other	Value in balance sheet 2005	Net carrying value in balance sheet (4 2005
Goodwill	-	-	-	-	-	-	-	11,072
Entrance fees,
aircraft engine programs	1,386	104	-	-	2	(55)	1,437	1,534
Product and software development	3,413	1,160	-	-	60	57	4,690	7,127
Other intangible assets	987	145	(13)	-	42	(65)	1,096	688
Total intangible assets	5,786	1,409	(13)	-	104	(63)	7,223	20,421

Buildings	6,732	734	(37)	8	414	(37)	7,814	10,733
Land and land improvements	441	54	(2)	1	44	(17)	521	4,103
Machinery and equipment (2	24,557	3,582	(1,459)	(259)	1,569	93	28,083	17,098
Construction in progress,
including advance payments	-	-	-	-	-	-	-	3,067
Total property, plant and equipment	31,730	4,370	(1,498)	(250)	2,027	39	36,418	35,001

Assets under operating leases	11,465	4,115	(1,788)	-	1,118	(3,750)	11,160	20,839
Total tangible assets	43,195	8,485	(3,286)	(250)	3,145	(3,711)	47,578	55,840

1) Includes on the date of  IFRS adoption, acquisition costs of 14,184 and accumulated amortization of 3,863.

2)  Machinery and equipment pertains mainly to production equipment.

3)  Includes write-downs, 72.

4)  Acquisition costs less accumulated depreciation, amortization and write-downs.

5) Includes subsidiaries and joint ventures that previously were accounted for according to the equity method.

Depreciation and amortization by type of asset	2004	2005
Intangible assets	1,396	1,409
Property, plant and equipment	4,182	4,370
Assets under operating leases	4,425	4,115
Total	10,003	9,894

Capital expenditures by type of asset	2004	2005
Intangible assets	2,287	3,473
Property, plant and equipment	5,790	6,829
Assets under operating leases	4,406	4,549
Total	12,483	14,851

Goodwill

Annually, in connection with the annual closing, or more frequently if required, Volvo’s operations are evaluated and compared with its carrying value in order to identify any impairment of goodwill assets. Volvo’s evaluation model is based on a discounted cash-flow model. Evaluation is made on cash-generating units with reciprocal synergies, identified as Volvo’s operational areas or business areas. Goodwill assets are allocated to these operational areas on the basis of anticipated future utility. The evaluation is based on management’s best judgment of the operations’ development. The basis for this judgment is long-term forecasts of the market’s growth in relation to the development of Volvo’s operations. In the model, Volvo is expected to maintain stable capital efficiency over time. The evaluation is made on nominal value and the general rate of inflation, in line with the European target, is used. Volvo uses a discounting factor calculated to 12% before tax for 2005.

During 2005, the value of Volvo’s operations has exceeded the carrying value of goodwill for all operational areas, and accordingly, no impairment was recognized.  For the specified cash generating units Volvo has evaluated the value of goodwill with reasonable changed assumptions, negatively adjusted with one percentage point, where of no adjustment, each by each, would have such a big effect that there would be an impairment.

Goodwill per Business Area	2005
Volvo Trucks	4,096
Renault Trucks	2,007
Mack Trucks	982
Buses	1,134
Construction Equipment	2,480
Other	373
Total goodwill value	11,072

Capital expenditures for property, plant and equipment approved but not yet implemented at December 31, 2005, amounted to SEK 7.8 billion (8.2).

Investment property

Investment property is property owned for the purpose of obtaining rental income and/or appreciation in value. The acquisition cost of investment property was 1,534 (1.859) at year-end. Capital expenditures during 2005 amounted to 15 (20). Accumulated depreciation was 463 (472) at year-end, whereof 53 (68) during 2005. The estimated fair value of  investment property was SEK 1.9 billion  (2,2) at year-end, based on the yield. The required return is based on current property market conditions for comparable properties in comparable locations. All investment properties were leased out during the year. Net income for the year was affected by 272 (332) in rental income from investment properties and 45 (66) in direct costs.

Note 15 - Shares and participations

The market values of Volvo's holdings of shares and participations in listed companies as of December 31, 2005 are shown in the table below. As from 2005 shares in listed companies would be revaluated to current market value. The revaluation is booked to Equity and amounts to 83 (-).

	Carrying value	Market value
Deutz AG	253	253
Total holdings in listed companies	253	253

Holdings in non-listed companies (1	303	-
Total shares and participations in other companies	556	-
1) reported at cost

Peach County Holdings Inc

In 2004, as a part of the restructuring of Henlys Group Plc, see note 11,  the convertible debenture loan issued to Henlys was partly converted into shares in Peach County Holdings (owner of school bus manufacturer Blue Bird). Volvo’s holding in Peach County Holdings Inc is 42,5%. During the fourth quarter of 2005 Volvo wrote down its shareholding in Peach County Holdings, Inc. by about SEK 550 M. At December 31, 2005 Volvo held 42.5% of the US-based company, which in turn owns the American school bus manufacturer Blue Bird. Since its reconstruction in the preceding year, Blue Bird has not developed well. The write-down was made as a consequence of Volvo’s decision not to participate in continued financing efforts. After the write-down, the value is zero. In January 2006, Peach County Holdings entered into reconstruction proceedings (Chapter 11) and as a consequence of Volvo choosing not to participate in the continued reconstruction, Volvo’s shares in the company were cancelled.

Småföretagarinvest AB (previously Arbustum Invest AB)

In 2005, Volvo's holding in Småföretagarinvest AB  decreased to 17% and the company is no longer considered as an associated company.

Group holdings of shares and participations in non-Group companies	Registration number	Percentage holding	Dec 31, 2004 Carrying value SEK M	Dec 31, 2005 Carrying value SEK M
Shares in associated companies, equity method of accounting
Blue Chip Jet HB, Sweden	969639-1011	40	90	85
Merakvim Metal Works Ltd, Israel	-	27	20	26
Diamond Finance Ltd, Great Britain	-	40	-	23
Thomas Hardie Commercials Ltd, Great Britain	-	24	10	14
Fonderie Venissieus, France	-	49	15	21
Quingdao Sunwin Bus Corp, China		21	-	9
Arabian Vehicle & Truck Industry Ltd, Saudi Arabia	-	25	9	9
Peach County Holdings Inc, USA	-	43	556	0
Aviation Lease Finance, USA	-	49	172	-
Småföretagarinvest AB (previously Arbustum Invest AB), Sweden	-	-	35	-
Other holdings	-	-	6	8
Total shares and participations in associated companies (1			913	195

Shares and participations in other companies
Deutz AG, Germany (2	-	7	670	253
Småföretagarinvest AB (previously Arbustum Invest AB), Sweden	556543-4247	17	-	32
Other holdings			420	271
Total shares and participations in other companies			1,090	556
Carrying value in accordance with Group balance sheet			2,003	751

1) Volvo’s share of shareholders' equity in associated companies (incl. equity in untaxed reserves) amounted to 195; (913). Excess values amounted to 0 (0).

2) Deutz AG is valued to market value as from January 1, 2005 according to IAS 39, more information note 1 Accounting principles and note 3 Effects of IFRS . The transition effect has been charged to equity.

Changes in the Volvo Group’s holdings of shares and participations:	2004	2005
Balance sheet, December 31, preceding year	22,206	2,003
IFRS transition effect	-	(494)
Acquisitions and divestments, net	(20,740)	(268)
Net of write-downs/revaluations	772	(552)
New issue of shares and shareholders’ contributions	45	28
Share of income in associated companies	29	(80)
Change in Group structure	(280)	(90)
Fair value of shares	-	83
Translation differences	(29)	159
Dividends	0	(2)
Other	0	(36)
Balance sheet, December 31	2,003	751

Note 16 - Long-term customer-financing receivables

	2004	2005
Installment credits	14,726	17,865
Financial leasing	10,334	12,737
Other receivables	127	582
Total	25,187	31,184

Note 17 - Other long-term receivables

	2004	2005
Other loans to external parties	1,377	909
Prepaid pensions	364	524
Other receivables	1,022	1,689
Total	2,763	3,122

Note 18 - Inventories

	2004	2005
Finished products	17,861	21,617
Production materials, etc.	10,737	12,320
Total	28,598	33,937
Inventories recognised as cost of sale during the period, 172,567 (150,800).

Increase (decrease) in allowance for inventory obsolescence	2004	2005
Balance sheet, December 31, preceding year	2,246	2,124
Increase in allowance for inventory obsolescence charged to income	244	333
Scrapping	(226)	(276)
Translation differences	(85)	177
Reclassifications, etc.	(55)	43
Balance sheet, December 31	2,124	2,401

Note 19 - Short-term customer-financing receivables

	2004	2005
Installment credits	10,382	13,174
Financial leasing	5,488	7,132
Dealer financing	8,850	12,067
Other receivables	1,286	909
Total	26,006	33,282

Note 20 - Other short-term receivables
	2004	2005
Accounts receivable	20,137	24,784
Prepaid expenses and accrued income	3,203	3,509
VAT receivables	1,561	1,933
Loans to external parties	1,642	458
Other receivables	3,321	4,780
Total, after deduction of valuation allowances for doubtful accounts receivable	29,864	35,464

Change of valuation allowances for doubtful accounts receivable	2004	2005
Balance sheet, December 31, preceding year	932	837
Change of valuation allowance charged to income	(30)	2
Utilization of valuation allowance related to actual losses	(174)	(90)
Acquired and divested operations	1	9
Translation differences	17	95
Reclassifications, etc.	91	53
Balance sheet, December 31	837	906

Note 21 - Marketable securities
Marketable securities consist mainly of interest-bearing securities, distributed as shown below:
	2004	2005
Government securities	6,354	4,226
Banks and financial institutions	371	464
Real estate financial institutions	19,220	24,020
Other	10	124
Total	25,955	28,834

Note 22 - Cash and cash equivalents
	2004	2005
Cash in banks	5,787	5,652
Time deposits in banks	3,004	2,461
Total	8,791	8,113

Note 23 - Shareholders' equity
The share capital of the Parent Company is divided into two series of shares: A and B. Both series carry the same rights, except that each Series A share carries the right to one vote and each Series B share carries the right to one tenth of a vote. The shares quota value is SEK 6.00.

Total share capital by year end 2004 amounted to 2,649 and was based on 441,520,885 registered shares. During 2005 share capital was reduced by 95 through cancellation without repayment of 3,084,619 Series A shares and 12,752,222 Series B shares. After reduction share capital amounts to 2,554 and is based on 425,684,044 registered shares.

The total number of registered shares by year end 2005 amounted to 425,684,044. Volvo held 5% of the registered shares at year end 2005, 21,220,535 shares whereof Series A shares 4,145,627 and Series B shares 17,074,908. At year end 2004, Volvo held 7% of the registered shares, 31,391,043 shares whereof Series A shares 7,075,246 and Series B shares 24,315,797. The total number of outstanding Volvo shares by year end 2005 amounted to 404,463,509 whereof Series A shares 131,374,699 and Series B shares 273,088,810. The average number of outstanding shares was 405,242,037 in 2005.

Cash dividend decided by the Annual General Meeting 2005 was 12:50 (8:00) per share or total 5,055 (3,356).

Unrestricted equity in the Parent Company at December 31, 2005 amounted to 41,220.

Changes in outstanding Volvo shares
Balance December 31, 2004	410,129,842
Buy-back of shares in 2005	(5,730,000)
Share-based incentive program	63,667
404,463,509

Note 24 - Provisions for post-employment benefits
Post-employment benefits, such as pensions, healthcare and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Volvo Group or are secured by own pension foundations. Costs and the obligations at the end of period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. The Volvo Group defined benefits plans relate mainly to subsidiaries in the US and comprise both pensions and other benefits, such as healthcare. Other large-scale defined benefit plans apply for salaried employees in Sweden (mainly through the Swedish ITP pension plan) and employees in France and Great Britain. See note 1 for further information about the accounting principles.

The following tables disclose information about defined benefit plans in the Volvo Group.Volvo report the difference between the obligations and the plan assets adjusted for actuarial gains and losses in the balance sheet.  The information refers to assumptions applied for actuarial calculations, periodical costs and the value of obligations and plan assets at year-end. The tables also include reconciliation of obligations and plan assets during the year and the difference between fair values and carrying amounts reported on the balance sheet date.

Assumptions applied for actuarial calculations	2004 December 31	2005 December 31
Sweden
Discount rate	5.0	4.0
Expected return on plan assets (1	6.0	6.0
Expected salary increases	3.2	3.2

United States
Discount rate	5.75	5.75
Expected return on plan assets (1	7.65	7.65
Expected salary increases	3.5	3.5

France
Discount rate	4.75	4.0
Expected salary increases	3.0	3.0

Great Britain
Discount rate	5.25	4.8
Expected return on plan assets (1	6.25	5.2-6.5
Expected salary increases	3.5	3.8-4.0

1) Applicable for the following accounting period. These assumptions reflect the expected long-term return rate on plan assets, based upon historical yield rates for different categories of investments and weighted in accordance with the foundation's investment policy. The expected return has been calculated net of administrative expenses and applicable taxes.

Pension costs	2004	2005
Current service costs	616	788
Interest costs	1,306	1,315
Expected return on plan assets	(931)	(1,133)
Actuarial gains and losses (1	(17)	(107)
Past service costs
- Unvested	7	(4)
- Vested	38	(20)
Curtailments and settlements	(28)	(362)
Termination benefits	729	124
Pension costs for defined benefit plans	1,720	601

Pension costs for defined contribution plans	2,681	3,165
Total pension costs	4,401	3,736

1) For each plan, actuarial gains and losses are reported as income or expenses, when the accumulated amount exceeds the so called corridor. The income or expenses are then recognized over the expected average remaining service period of the employees.

Costs for post-employment benefits other than pensions	2004	2005
Current service costs	196	188
Interest costs	349	323
Expected return on plan assets	(12)	(15)
Actuarial gains and losses (1	6	1
Past service costs
- Unvested	(1)	(1)
- Vested	5	4
Curtailments and settlements	-	0
Termination benefits	47	24
Total costs for post-employment benefits other than pensions	590	524

1) Actuarial gains and losses are for each plan reported as income or expenses, when the accumulated amount exceed the so called corridor. The income or expenses are then recognized over the expected average remaining service period of the employees.

An increase of one percentage point per year in healthcare costs would change the accumulated post-employment benefit obligation as of December 31, 2005 by approximately 208, and the post-employment benefit expense by approximately 19. A decrease of 1% would decrease the accumulated value of obligations by about 198 and reduce costs by approximately 16.

Calculations made as of December 31, 2005 show an annual increase of 10.0% in the weighted average per capita costs of covered healthcare benefits; it is assumed that the percentage will decline gradually to 5% and then remain at that level.

Obligations in defined benefit plans	Sweden Pensions	United States Pensions	France Pensions	Great Britain Pensions	US Other benefits	Other plans	Total
Obligations at January 1, 2004	5,332	10,707	2,333	2,986	6,278	1,595	29,231
Acquisitions, divestments and other changes	140	-	(85)	138	-	-	193
Service costs	176	206	19	82	193	136	812
Interest costs	280	668	115	172	348	72	1,655
Unvested past service costs	-	3	(66)	-	-	-	(63)
Vested past service costs	(46)	66	-	-	-	22	42
Termination benefits	88	-	205	-	-	483	776
Curtailments and settlements	(35)	(5)	-	-	-	35	(5)
Employee contributions	-	-	-	30	-	1	31
Actuarial gains (-) and losses (+)	573	683	74	215	364	39	1,948
Exchange rate translation	-	(1,103)	(19)	(76)	(576)	29	(1,745)
Benefits paid	(271)	(704)	(497)	(101)	(532)	(124)	(2,229)
Obligations at December 31, 2004	6,237	10,521	2,079	3,446	6,075	2,288	30,646

Acquisitions, divestments and other changes	(125)	81	-	-	6	(1)	(39)
Service costs	203	304	37	80	184	169	977
Interest costs	303	637	97	195	321	83	1,636
Unvested past service costs	-	3	-	(12)	-	-	(9)
Vested past service costs	(72)	44	-	-	1	11	(16)
Termination benefits	104	-	-	-	-	44	148
Curtailments and settlements	(371)	-	-	-	-	-	(371)
Employee contributions	-	-	-	34	-	(2)	32
Actuarial gains (-) and losses (+)	810	281	(12)	714	(66)	151	1,878
Exchange rate translation	-	2,171	92	287	1,222	238	4,010
Benefits paid	(248)	(763)	(435)	(109)	(592)	(224)	(2,371)
Obligations at December 31, 2005	6,841	13,279	1,858	4,635	7,151	2,757	36,521

of which
Funded defined benefit plans	6,342	12,962	-	4,135	3,772	1,744	28,955

Fair value of plan assets in funded plans	Sweden Pensions	United States Pensions	France Pensions	Great Britain Pensions	US Other benefits	Other plans	Total
Plan assets at January 1, 2004	3,592	6,727	-	2,254	111	1,062	13,746
Acquisitions, divestments and other changes	129	15	-	114	-	18	276
Actual return on plan assets	358	691	-	224	2	51	1,326
Employer contributions	-	1,153	-	83	106	105	1,447
Employee contributions	-	-	-	30	-	1	31
Exchange rate translation	-	(730)	-	(55)	(20)	1	(804)
Benefits paid	-	(693)	-	(98)	-	(92)	(883)
Plan assets at December 31, 2004	4,079	7,163	-	2,552	199	1,146	15,139

Acquisitions, divestments and other changes	(97)	(35)	-	(13)	-	4	(141)
Actual return on plan assets	755	539	-	437	6	84	1,821
Employer contributions	1,188	2,225	-	906	18	103	4,440
Employee contributions	-	-	-	78	-	8	86
Exchange rate translation	-	1,577	-	220	37	147	1,981
Benefits paid	-	(741)	-	(108)	(70)	(128)	(1,047)
Plan assets at December 31, 2005	5,925	10,728	-	4,072	190	1,364	22,279

Net provisions for post-employment benefits	Sweden Pensions	United States Pensions	France Pensions	Great Britain Pensions	US Other benefits	Other plans	Total
Funded status at December 31, 2004	(2,158)	(3,358)	(2,079)	(894)	(5,876)	(1,142)	(15,507)
Unrecognized actuarial (gains) and losses	456	277	69	162	240	54	1,258
Unrecognized past service costs	-	2	(66)	(3)	(9)	(7)	(83)
Net provisions for post-employment benefits at December 31, 2004	(1,702)	(3,079)	(2,076)	(735)	(5,645)	(1,095)	(14,332)

whereof reported as
Prepaid pensions and other assets	2	166	0	0	133	70	371
Provisions for post-employment benefits	(1,704)	(3,245)	(2,076)	(735)	(5,778)	(1,165)	(14,703)

Net provisions for post-employment benefits	Sweden Pensions	United States Pensions	France Pensions	Great Britain Pensions	US Other benefits	Other plans	Total
Funded status at December 31, 2005	(916)	(2,551)	(1,858)	(563)	(6,961)	(1,394)	(14,243)
Unrecognized actuarial (gains) and losses	755	770	223	592	326	201	2,867
Unrecognized past service costs	-	3	(67)	(12)	(12)	2	(86)
Net provisions for post-employment benefits at December 31, 2005	(161)	(1,778)	(1,702)	17	(6,647)	(1,191)	(11,462)

whereof reported as
Prepaid pensions and other assets	0	145	0	35	253	90	523
Provisions for post-employment benefits	(161)	(1,923)	(1,702)	(18)	(6,900)	(1,282)	(11,986)

Volvo’s pension foundation in Sweden was formed in 1996 to secure obligations relating to retirement pensions for salaried employees in Sweden in accordance with the ITP plan (a Swedish individual pension plan). Plan assets amounting to 2,456 was contributed to the foundation at its formation, corresponding to the value of the pension obligations at that time. Since its formation, net contributions of 1,420, whereof 1,188 during 2005,  have been made to the foundation. The plan assets in Volvo’s Swedish pension foundation are invested in Swedish and foreign shares and mutual funds, and in interest-bearing securities, in accordance with a distribution that is determined by the foundation’s Board of Directors. At December 31, 2005, the fair value of the foundation's plan assets amounted to 5,925 (4,079), of which 58% (55) was invested in shares or mutual funds. At the same date, retirement pension obligations attributable to the ITP plan amounted to 6,342 (5,366). Swedish companies can secure new pension obligations through balance sheet provisions or pension fund contributions. Furthermore, a credit insurance must be taken out for the value of the obligations.  In addition to benefits relating to retirement pensions, the ITP plan also includes, for example, a collective family pension, which Volvo finances through insurance with the Alecta insurance company. According to an interpretation from the Swedish Financial Accounting Standards Council’s interpretations committee, this is a multi-employer defined benefit plan. For fiscal year 2005, Volvo did not have access to information from Alecta that would have enabled this plan to be reported as a defined benefit plan. Accordingly, the plan has been reported as a defined contribution plan. Alecta's funding ratio is 128.5% (128.0).

Volvo’s subsidiaries in the United States mainly secure their pension obligations through transfer of funds to pension plans. At the end of 2005, the total value of pension obligations secured by pension plans of this type amounted to 12,962 (10,287). At the same point in time, the total value of the plan assets in these plans amounted to 10,728 (7,163), of which 60% (64) was invested in shares or mutual funds. The regulations for securing pension obligations stipulate certain minimum levels concerning the ratio between the value of the plan assets and the value of the obligations. During 2005, Volvo contributed 2,225 (1,153) to the pension plans in order to comply with these regulations.

During 2005  Volvo has made extra contributions to the pensionplans in Great Britain in the amount of 906.

Volvo's pensionfoundations had no investments in Volvo shares or other investments related to Volvo as per December 31, 2005.

Note 25 - Other provisions
	Value in balance sheet 2004	Provisions and reversals	Utilization	Acquired and divested companies	Trans- lation differences	Reclassi- fications	Value in balance sheet 2005	Whereof due within 12 months	Whereof due after 12 months
Warranties	6,742	7,332	(6,610)	4	639	56	8,163	4,441	3,722
Provisions in insurance operations	312	76	-	-	-	-	388	-	388
Restructuring measures	571	(27)	(215)	7	30	6	372	273	99
Provisions for residual value risks	987	95	(186)	7	123	(95)	931	472	459
Provisions for service contracts	1,512	379	(327)	(39)	97	1	1,623	914	710
Other provisions	4,354	2,436	(2,368)	24	481	(113)	4,814	3,179	1,634
Total	14,478	10,291	(9,706)	3	1,370	(145)	16,291	9,279	7,012

Note 26 - Non-current liabilities

The listing below shows the Group’s non-current liabilities in which the largest loans are distributed by currency. Most are issued by Volvo Treasury AB.

Information on loan terms is as of December 31, 2005. Volvo hedges foreign-exchange and interest-rate risks using derivative instruments. See Note 36.

Bond loans	2004	2005
GBP 2004/2006, 5.18%	1,905	-
SEK 1998-2005/2007-2009, 1.78-5.2%	4,798	4,931
JPY 2001-2005/2007-2011, 0.42-2.3%	542	475
HKD 1999/2006, 7.99%	85	-
CZK 2001-2005/2007-2010, 2.27-6.5%	380	400
USD 1998-2005/2007-2008, 4.29-5.0%	2,150	1,788
EUR 1997-2005/2007-2011, 2.33-6.12	17,546	19,928
Other bond loans	206	48
Total	27,612	27,570

Other loans	2004	2005
USD 1989-2005/2007-2015, 4.07-13.0%	5,360	6,193
EUR 1996-2005/2007-2013, 0.5-9.59%	2,596	2,735
GBP 1995-2004/2007-2010, 4.87-7.58%	1,269	1,859
SEK 1992-2004/2007-2013, 2.19-4.85%	519	647
BRL 2000-2005/2008-2011, 5.0-18.35%	944	1,230
CAD 2002-2004/2008-2010, 3.78-3.88%	1,557	1,950
AUD 2004/2008, 5.89%	49	-
MXN 2003/2007, 9.19-9.34%	-	835
Other loans	505	536
Total other long-term loans	12,799	15,985
Deferred leasing income	1,377	1,689
Residual value liability	3,122	2,931
Other long-term liabilities	154	639
Total	45,064	48,814
Of the above long-term loans, 1,501 (1,422) was secured.

Long-term loans mature as follows:
2007	17,892
2008	13,395
2009	3,647
2010	5,192
2011 or later	3,429
Total	43,555
Of other long-term liabilities the majority will mature within five years.

At year-end 2005, credit facilities granted but not utilized and which can be used without restrictions amounted to approximately SEK 21 billion (19). Approximately SEK 20 billion of these facilities consisted of stand-by facilities for loans with varying maturities through the year 2010. A fee normally not exceeding 0.25% of the unused portion is charged for credit facilities.

Note 27 - Current liabilities
Balance sheet amounts for loans were as follows:
	2004	2005
Bank loans	4,267	5,204
Other loans	17,129	26,126
Total	21,396	31,330

Bank loans include current maturities, 2,243 (2,259), of long-term loans. Other loans include current maturities of long-term loans, 18,983 (13,324), and commercial paper, 5,413 (2,667).

Non-interest-bearing liabilities accounted for 67,681 (57,657), or 68% (73) of the Group’s total current liabilities.

Balance sheet amounts for Other current liabilities were as follows:
	2004	2005
Advances from customers	2,298	2,460
Wages, salaries and withholding taxes	4,987	5,680
VAT liabilities	1,193	1,351
Accrued expenses and prepaid income	9,736	11,850
Deferred leasing income	1,141	1,406
Residual value liability	1,873	1,840
Other liabilities	3,863	5,675
Total	25,091	30,262

Secured bank loans at year-end 2005 amounted to 186 (194). The corresponding amount for other current liabilities was 1,685 (1,578).

Note 28 - Assets pledged
	2004	2005
Property, plant and equipment - mortgages	205	593
Assets under operating leases	1,665	1,700
Chattel mortgages	374	350
Receivables	319	360
Inventories	13	16
Cash, marketable securities	470	230
Other assets pledged	-	6
Total	3,046	3,255

The liabilities for which the above assets were pledged amounted at year-end to 3,372 (3,194).

Note 29 - Contingent liabilities

	2004	2005
Credit guarantees
- issued for associated companies	110	13
- issued for customers and others	2,471	1,267
Tax claims	1,433	695
Other contingent liabilities	5,175	5,875
Total	9,189	7,850

The reported amounts for contingent liabilities reflect the Volvo Group's risk exposure on a gross basis. The reported amounts have thus not been reduced because of counter guarantees received or other collaterals in cases where a legal offsetting right does not exist. At December 31, 2005, the estimated value of counter guarantees received and other collaterals, for example the estimated net selling price of used products, amounted to 4,479 (5,135). Tax claims pertain to charges against the Volvo Group for which provisions are not considered necessary. Other contingent liabilities pertain mainly to residual value guarantees.

Legal proceedings

In March 1999, an FH 12 Volvo truck was involved in a fire in the Mont Blanc tunnel. The tunnel suffered considerable damage from the fire, which continued for 50 hours. 39 people lost their lives in the fire, and 34 vehicles were trapped in the tunnel. The Mont Blanc tunnel was re-opened for traffic in 2002. An expert group was appointed by the Commercial Court in Nanterre, France, to investigate the cause of the fire and the losses it caused. At present, it is not possible to anticipate the result of this on-going investigation or the result of other French legal actions in progress regarding the fire. Following the closure in October 2003 of an investigation for potential criminal liability for the fire, the trial for unintentional manslaughter started in Bonneville (France) on 31st January, 2005 and lasted until late April 2005. The judgment was given on 27th July, 2005. Volvo Truck Corporation was one of 16 parties tried for unintentional manslaughter. Volvo Truck Corporation was acquitted and not required to pay any civil damages to the plaintiffs. Volvo Truck Corporation's acquittal with regards to criminal charges is final. Some of the plaintiffs have appealed the award of civil damages and those proceedings, hence, are ongoing. A claim was filed with the Commercial Court in Nanterre by the insurance company employed by the French tunnel operating company against certain Volvo Group companies and the trailer manufacturer in which compensation for the losses claimed to have been incurred by the tunnel operating company was demanded. The claimant requested that the Court postpone its decision until the expert group has submitted its report. The Court of Nanterre has since then declined jurisdiction in favor of the civil Court of Bonneville before which several other claims had been filed in connection with this matter. As a result, the Court of Bonneville is likely ultimately to rule on all civil liability claims filed in France against Volvo Group companies in connection with the Mont-Blanc tunnel fire. Volvo Group companies are also involved in proceedings regarding this matter before courts in Aosta and Turin (Italy) and Brussels (Belgium). Although the aggregate amount claimed is substantial, Volvo is unable presently to determine the ultimate outcome of the legal proceedings mentioned above, the only exception being the criminal charges mentioned above from which Volvo Truck Corporation has now been acquitted.

Between 1985 and 1995, Volvo Aero Norway A/S (“VAN”) and Snecma entered into several agreements relating to the supply by VAN of components for the Snecma CFM56 engine. These aircraft engine programs are long term agreements, with an expected term of not less than thirty years. In 2005, Snecma filed a request for arbitration against VAN, requesting a declaratory award stating that Snecma is entitled to calculate VAN’s compensation under the agreements in other ways than the common and undisputed interpretation of the agreements during nearly twenty years of performance. An award in Snecma’s favour would mean that the compensation would be significantly reduced. It is difficult to assess the magnitude of such a reduction of the concession levels since, instead of fixed levels of payment, the levels of payment to VAN would be affected by the actual payments received by Snecma from its customers. VAN has no access to the commercial information needed to calculate the payment levels in such case. VAN has rejected Snecma’s claims. Arbitral hearings are expected to be finalized at the beginning of the autumn 2006.

Volvo is involved in a number of other legal proceedings incidental to the normal conduct of its businesses. Volvo does not believe that any liabilities related to such proceedings are likely to be, in the aggregate, material to the financial condition of the Volvo Group.

Note 30 - Cash flow
Other items not affecting cash pertain to risk provisions and losses related to doubtful receivables and customer-financing receivables, 602 (551), capital gains on the sale of subsidiaries and other business units  717 (95), write-down of shares in Peach County Holdings Inc in 2005 and in 2004 revaluation of shares in Scania AB and Henlys Group Plc amounting to 550 (negative 820), provision for industrial relocation and contractual pension - (530), IFRS transition effect - (negative 177) and other negative 20 (negative 19).

Net investments in customer-financing receivables resulted in 2005 in a negative cash flow of SEK 7.8 billion (7.4). In this respect, liquid funds were reduced by SEK 23.4  billion (19.4) pertaining to new investments in financial leasing contracts and installment contracts.

Divestments of shares and participations, net in 2005 amounted to SEK 0.3 billion and in 2004 to SEK 15.1 billion, mainly related to the divestment of the Scania B-shares.

Acquired and divested subsidiaries and other business units, net in 2005 amounted to SEK 0.6 billion and negative SEK 0.1 billion in 2004.

During 2005 and 2004 interest-bearing receivables including marketable securities, net reduced liquid funds by SEK 1.3 billion and SEK 6.4 billion, respectively.

The change during the year in bonds and other loans increased liquid funds by SEK 3.6 billion (decrease 8.8). New borrowing during the year, mainly the issue of bond loans, provided SEK 41.6 billion (19.1). Amortization during the year amounted to SEK 33.4 billion (28.9).

Note 31 - Leasing
At December 31, 2005, future rental income from noncancellable financial and operating leases (minimum leasing fees) amounted to 34,406 (25,181). Future rental income is distributed as follows:

	Financial leases	Operating leases
2006	7,446	4,808
2007-2010	14,060	8,197
2011 or later	107	1,532
Total	21,613	14,537
Allowance for uncollectible future rental income	(241)
Unearned rental income	(1,503)
Present value of future rental income related to noncancellable leases	19,869
At December 31, 2005, future rental payments (minimum leasing fees) related to noncancellable leases amounted to 4,396 (4,142).

Future rental payments are distributed as follows:

	Financial leases	Operating leases
2006	307	1,018
2007-2010	476	1,630
2011 or later	252	713
Total	1,035	3,361

Rental expenses amounted to:

	2004	2005
Financial leases:
- Contingent rents	(30)	0
Operating leases:
- Contingent rents	(27)	(34)
- Rental payments	(910)	(1,000)
- Sublease payments	28	23
Total	(939)	(1,011)

Book value of assets subject to finance lease:
	2004	2005
Acquisition costs:
Buildings	526	459
Land and land improvements	66	75
Machinery and equipment	236	198
Assets under operating lease	1,065	875
Total	1,893	1,607

Accumulated depreciation:
Buildings	(56)	(79)
Land and land improvements	-	-
Machinery and equipment	(46)	(39)
Assets under operating lease	(518)	(470)
Total	(620)	(588)

Book value:
Buildings	470	380
Land and land improvements	66	75
Machinery and equipment	190	159
Assets under operating lease	547	405
Total	1,273	1,019

Note 32 - Transactions with related parties
The Volvo Group has transactions with some of its associated companies. The transactions consist mainly of sales of vehicles to dealers. Commercial terms and market prices apply for the supply of goods and services to/from associated companies.
	2004	2005
Sales to associated companies	279	381
Purchase from associated companies	73	296
Receivables from associated companies, Dec 31	174	206
Liabilities to associated companies, Dec 31	70	65
Group holdings of shares in associated companies are presented in Note 15, Shares and participations.

The Volvo Group also has transactions with Renault SA and its subsidiaries. Sales to and purchases from Renault SA amounted to 182 (277) and 3,493 (3,242). Amounts due from and due to Renault SA amounted to 57 (81) and 762 (554) respectively, at December 31, 2005. The sales were mainly from Renault Trucks to Renault SA and consisted of components and spare parts. The purchases were mainly made by Renault Trucks from Renault SA and consisted mainly of light trucks. Renault Trucks has a license from Renault SA for the use of the trademark "Renault". During the year, Renault Trucks received EUR 500,000 from Renault SA as compensation for a common development project.

During the year, AB Volvo sold properties to market price to members in group management for an amount of 17.

Note 33 - Government grants
During 2005, government grants amounting to 173 (165) have been received, of which 143 (137) has been accounted for in the income statement. The grants were mainly received from the European Commission and the Swedish government.

Note 34 - Personnel
In accordance with a resolution adopted at the Annual General Meeting 2005, the fee paid to the Board of Directors is a fixed amount of SEK 4,775,000, to be distributed as decided by the Board. The Chairman of the Board, Finn Johnsson, received a fee of SEK 1,350,000 as Board Chairman and SEK 75,000 as Chairman of the Remuneration Committee.
Remuneration to senior executives SEK	Fixed salary	Variable salary	Other benefits	Pension
Board Chairman	1,425,000	-	-	-
CEO (1	10,950,000	5,292,500	1,777,781	20,835,641 (4
Other memebrs of GEC (1,2	53,609,500	21,849,000	17,484,000	56,745,000
Total remuneration and benefits	65,984,500	27,141,500	19,261,781	77,580,641
Total costs (3	85,211,000	34,875,000	28,761,000	92,782,000

1) Other benefits for the President and CEO includes SEK 1,204,000 related to allotted shares during 2005 and for other members of the GEC SEK 6,245,750 related to allotted shares and SEK 3,104,448 pertaining cash payments linked to the share-based incentive program.

4) In the beginning of 2005 a previuosly announced one-time payment of SEK 34 was made when Leif Johansson shifted over to a defined contribution based pension. SEK 20.8 M of this amount are reported as a cost in 2005. The remaining part will be charged during 2006.

Terms of employment of the CEO

The President and Chief Executive Officer, Leif Johansson, is entitled to a fixed annual salary. In addition, he may receive a variable salary based on operating income and cash flow up to a maximum of 50% of his fixed annual salary. In 2005, the variable salary corresponded to 48.3% of the fixed annual salary. Leif Johansson also participates in the Volvo Group long-term incentive program. In 2005, Leif Johansson received 4,000 shares, since the financial goals for 2004 were achieved.

Leif Johansson’s pension benefits are a defined-contribution pension, meaning that Leif Johansson’s pension will equal the sum of all premiums paid with the addition of possible return. A defined time for retirement does not exist. The pensionable salary consists of the current monthly salary times 12, Volvo's internal value for company car, together with the average of the outcome of the variable salary, maximized to 50% of the salary, for the previous five years. See point 4 above for premiums paid in 2005.

Leif Johansson has a six-month notice of termination on his own initiative and 12 months notice of termination from AB Volvo. Leif Johansson is not entitled to severance payments.

Variable salaries

Leif Johansson, the members of the Group Executive Committee and a number of senior executives receive variable salaries in addition to fixed salaries. Variable salaries are in most cases based on the fulfilment of certain improvement targets. The targets are decided by the Board of Directors in AB Volvo and may relate to operating income and cash flow. A variable salary may amount to a maximum of 50% of the fixed annual salary.

Severance payments

The employment contracts for members of the Group Executive Committee and certain other senior executives contain rules governing severance payments when the company terminates the employment. The rules provide that, when the company terminates the employment, an employee is entitled to severance pay equal to the employee’s monthly salary for a period of 12 or 24 month, depending on age at date of severance.

In agreements concluded after the spring of 1993, severance pay is reduced, in the event the employee gains employment during the severance period, in an amount equal to 75% of the income from new employment. In agreements concluded after the spring of 2004, severance pay is reduced by the full income from the new employment. Furthermore, age limit at date of notice of termination is removed and an employee is, with few exceptions, entitled to severance pay for a period of 12 months.

Pensions
Previous pension agreements for certain senior executives stipulated that early retirement could be obtained from the age of 60. The defined pension benefits are vested and earned gradually over the years up to the employee’s retirement age and are fully earned at age 60. During the period between ages of 60 and 65 the employee receives a pension equal to 70% of the pensionable salary.

Agreements for retirement at age 60 are no longer signed, and are instead replaced by a defined-contribution plan without a definite time for retirement. The premium constitutes 10% of the pensionable salary.

Earlier defined-benefit pension plans, which entitled the employee to 50% of the pensionable salary after normal retirement age, have also been replaced by a defined-contribution plan. The premium constitutes of SEK 30,000 plus 20% of the pensionable salary over 30 income base amounts.
Re-negotiation of earlier defined-benefits pension plans for senior executives to defined-contribution plans is now closed. The majority of the senior executives that earlier were entitled to defined-benefits pension plans have chosen to exchange those to defined-contribution plans.

Incentive programs
Volvo currently has two different types of incentive programs for certain senior executives outstanding, one program for employee stock options (expires 2006/2008) and a share-based incentive program (allotment in 2006).

Employee stock options program
The employee stock options may only be exercised if the holder is employed by Volvo at the end of the vesting period. However, if the holder’s employment with Volvo is terminated for any reason other than dismissal or the holder’s resignation, the options may be exercised in part, in relation to how large part of the vesting period the holder has been employed. If the holder retires during the vesting period, he or she may exercise the full number of options.

Share-based incentive program
In 2004 the Annual General Meeting approved a share-based incentive program for certain senior executives within the Volvo Group. Allotment of 63,667 shares in the program was executed in April 2005 and was based on the fulfillment of certain non-market based financial goals for fiscal year 2004. The allotment was made from Volvo’s treasury stock. Part of the allotment was carried out as a cash payment. The total costs for the share-based incentive program 2004/2005 amounted to SEK 36 M and pertains to the costs for payments in shares and in cash.  The Annual General Meeting in 2005 decided on a similar program for allotment in 2006. Allotment will be made in 2006 and will be based on the fulfillment of certain non-market based  financial goals for fiscal year 2005. Assuming that the financial goals are met in full, Volvo’s cost for the incentive program including social fees will be approximately SEK 70 M, since the price of the Volvo B shares at the grant date, excluding dividend of SEK 12.50, was SEK 299.50. The Annual General Meeting decided that Volvo’s own shares may be used for allotment in this program.

The Board has proposed to the Annual General Meeting to decide on a renewed share-based incentive program. The program means that a maximum of 518,000 (185,000) Volvo B shares could be allotted to approximately 240 (165) senior executives. It is proposed that the number of shares to be allotted depend on the fulfillment of certain non-market based  financial goals for fiscal year 2006. Assuming that the financial goals are met in full, the dividend is decided to be SEK 16.75 and the price of the Volvo B share at the grant date is SEK 370, Volvo’s cost for the incentive program, including social costs, will be approximately SEK 230 M. The Board has furthermore proposed to the Annual General Meeting that Volvo’s own shares may be used for allotment in the share-based incentive program.

Financial instruments and shares	2003/2008 employee stock options number	Shares (1
Board Chairman	-	-
CEO	50,000	4,000
Other members of GEC	340,000	31,000
Other senior executives	548,750	139,000
Total	938,750	174,000
1) The table shows payments in cash and the corresponding value in shares. Of the total 174,000 shares, 105,000 shares have been alloted and a cash-settlement corresponding to 69,000 shares have been granted.

		Total number of outstanding options
Summary of option programs	Allotment date	Dec 31, 2004	Dec 31, 2005	Excercise price	Term of the options	Value/ option	Vesting, years
1998, call options (1	April 28, 2000	101,830	-	302.12	Apr 28, 2000- Apr 27, 2005	55.75	n/a
2002, employee stock options (2	May 2, 2003	945,000	938,750	163.00	May 2, 2006 - May 1, 2008	32.00	3

1)
The options gives the holder the right to acquire one Series B Volvo share for each option held from a third party. The price of the options is based on market valuation by UBS Warburg. The options were financed 50% by the company and 50% from the option holder’s variable salary.

2)
In January 2000, a decision was made to implement a new incentive program for senior executives within the Volvo Group in the form of so-called employee stock options. The decision covers allotment of options for 2000, 2001 and 2002. The executives have not made any payment for the options. The employee stock options gives the holders the right to exercise their options or alternatively receive the difference between the actual price at that time and the exercise price determined at allotment. The theoretical value of the options at allotment was set using the Black & Scholes pricing model for options. For the options allotted in 2003, the Annual General Meeting has decided that Volvo’s own shares may be used for the program

Cost for incentive programs

Change in obligations related to the employee stock option programs is recorded in the income statement. The cost for the employee stock option program amounted to SEK 130 M. The cost for the share-based incentive program 2004/2005 was SEK 13 M and for the share-based incentive program 2005/2006 SEK 49 M. Total cost for the three programs was SEK 192 M for 2005 (66). The cost for the incentive program includes both cash payments and costs for remuneration in shares, including social costs. At December 31, 2005, provision related to the employee stock option program and share-based incentive program amounted to SEK 277 M (128).

Change in number of options per program	Program
Number of options	2000	2002
Dec 31, 2003	96,245	1,050,000
Alloted	-	-
Cancelled	-	(105,000)
Exercised	(96,245)	-
Dec 31, 2004	-	945,000
Alloted		-
Cancelled		(6,250)
Exercised		-
Dec 31, 2005		938,750

	2004		2005
Average number of employees	Number of employees	of which women, %	Number of employees	of which women, %
AB Volvo
Sweden	136	54	144	50

Subsidiaries
Sweden	27,034	18	27,843	19
Western Europe	26,325	14	25,894	14
Eastern Europe	2,731	16	3,481	15
North America	13,057	19	13,778	20
South America	3,040	12	3,656	14
Asia	4,114	16	4,273	15
Other countries	1,759	11	2,259	12
Group total	78,196	16	81,184	17

	2004		2005
Board members and chief officers	Number at year-end	of which women, %	Number at year-end	of which women, %
AB Volvo
Board members	11	9	11	9
CEO and GEC	17	6	17	6

Volvo Group
Board members	1,017	15	1,010	10
Presidents and other senior executives	1,276	16	1,305	16

	2004			2005
Wages, salaries and other remunerations, SEK M	Board and Presidents (1	of which variable salaries	Other employees	Board and Presidents (1	of which variable salaries	Other employees
AB Volvo
Sweden	33.4	11.6	106.3	42.8	9.8	97.9

Subsidiaries
Sweden	79.3	15.5	9,041.7	84.6	15.6	9,475.6
Western Europe	442.3	10.9	8,905.3	436.0	6.3	9,267.6
Eastern Europe	14.5	0.2	367.0	25.2	2.0	472.9
North America	209.1	10.2	5,292.7	199.4	17.9	5,965.5
South America	7.2	0.0	363.9	9.3	0.0	529.4
Asia	49.9	0.7	724.9	58.9	1.0	957.2
Other countries	12.7	0	394.5	26.7	0	467.5
Group total	848.4	49.1	25,196.3	882.9	52.6	27,233.6

	2004			2005
Wages, salaries other remunerations and social costs, SEK M	Wages, salaries, remun.	Social costs	of which pens. costs	Wages, salaries, remun.	Social costs	of which pens. costs
AB Volvo (2	139.7	80.7	48.7	140.7	78.6	46.7
Subsidiaries	25,905.0	10,964.8	4,365.2	27,975.9	10,392.1	3,688.9
Group total (3	26,044.7	11,045.5	4,413.9	28,116.5	10,470.7	3,735.6

1) Including current and former Board members, Presidents and Executive Vice Presidents.
2) The Parent Company's pension costs, pertaining to Board members and Presidents are disclosed in Note 22 in the Parent Company.
3) Of the Group's pension costs, 125.5 (157.8) pertain to Board members and Presidents. The Group's outstanding pension obligations to these individuals amount to 573.8 (838.3).

The cost for non-monetary benefits in the Group amounted to 1,055.9, of which 47.6 to Board members and presidents. The cost for non-monetary benefits in the Parent company amount to 14.6, of which 3.7 to Board members and presidents.

Note 35 - Fees to the auditors

Audit fees	2004	2005
Audit fees to PricewaterhouseCoopers	78	78
Audit fees to other audit firms	2	1
Total	80	79

Other fees to PricewaterhouseCoopers
Fees for audit related services	20	28
Fees for tax services	16	17
Total	36	45
Fees and other remuneration to external auditors total	116	124

Auditing assignments involve examination of the annual report and financial accounting and the administration by the Board and the President, other tasks related to the duties of a company auditor and consultation or other services that may result from observations noted during such examination or implementation of such other tasks. All other tasks are defined as other assignments.

Other fees in 2003 to PricewaterhouseCoopers amounted to 64.

Note 36 - Financial risks and instruments

In its operations, the Volvo Group is exposed to various types of financial risks. Groupwide policies, which are updated and decided upon annually, form the basis of each Group company’s management of these risks. The objectives of the Group’s policies for management of financial risks are to optimize the Group’s capital costs by utilizing economies of scale, to minimize negative effects on income as a result of changes in currency or interest rates, to optimize risk exposure and to clarify areas of responsibility within the Group’s finance and treasury activities. Monitoring and control that established policies are adhered to is conducted continuously centrally and at each Group company. Most of the Volvo Group’s financial transactions are carried out through Volvo’s inhouse bank, Volvo Treasury, which conducts its operations within established risk mandates and limits. Credit risks are mainly managed by the different business areas.

The nature of the various financial risks and objectives and policies for the management of these risks is described in the sections below. Volvo’s accounting policies for financial instruments are described in Note 1. As presented in Note 1, as of 2005, Volvo applies IAS 39, Financial Instruments: Recognition and Measurement. In accordance with this standard all derivatives shall be reported at fair value in the balance sheet. In calculating the fair values of financial instruments, Volvo has primarily used official rates or prices quoted on the capital markets. In their absence, the valuation has been made by discounting future cash flows at the market interest rate for each maturity for instruments with maturities shorter than three months, the carrying value has been assumed to closely approximate the fair value. All reported fair values are calculated values that will not necessarily be realized. The effects of the transition to IAS 39 are presented in Note 3..

Fair value of derivative instruments

In accordance with IAS 39, derivative financial instruments used for hedging of forecasted commercial cash-flows and electricity consumption have been reported at fair value, which is debited or credited to a separate component of equity to the extent the requirements for cash-flow hedge accounting are fulfilled. To the extent that the requirements are not met, the unrealized gain or loss is charged to the income statement. Gains and losses related to hedges are reported at the same time as the gains and losses on the items that are hedged effect the Group’s consolidated shareholders’ equity.

Change in hedge reserve in equity (1 (2	2005
Balance at January 1, 2005	1,007
Change due to commercial derivatives	(1,495)
Change due to commodity forward contracts	53
Translation difference	24
Balance at December 31, 2005	(411)
1) After tax amounts. 2) Income has beed charged by 405 before tax concerning exchange rate gains/losses on forward contracts and options, reversed from the hedge reserve in equity.

Considering the more complex rules under IAS 39 regarding derivative financial instruments used for hedging of interest-rate risks and currency-rate risks on loans, Volvo has decided not to apply hedge accounting for interest-rate contracts. The unrealized gains and losses through to the settlement/expiration date of the financial instrument were charged to the financial net in the income statement.

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

Commercial currency risks
Volvo uses forward contracts and currency options to hedge the value of future payments in foreign currencies. According to the Group’s currency policy, between 50% to 80% of the projected net flow in each currency is hedged for the coming 6 months, 30% to 60% for months 7 through 12 and firm flows beyond 12 months should normally be fully hedged. The nominal amount of all forward and option contracts outstanding as of December 31, 2005 was SEK 39.5 billion. The fair value of these contracts amounted on the same date to a loss of 732. If assuming an instantaneous 10% appreciation of the SEK against all other currencies, the fair value of contracts outstanding would amount to a gain of 2,621. If assuming an instantaneous 10% weakening of the SEK against all other currencies the fair value of contracts outstanding would be a loss of 4,101. Actual foreign currency rates rarely move instantaneously in the same direction and the actual impact of exchange rate changes may thus differ from the above sensitivity analyses. Further specifications of outstanding contracts are included in the tables below.

Outstanding forward contracts and option contracts as of December 31, 2005 for hedging of commercial currency risks.

		Currencies			Other currencies	Fair value (2
		Net flow USD	Net flow GBP	Net flow EUR	Net SEK
Million
Due date 2006	amount	1,783	219	832	6,635
	rate (1	7.46	13.44	9.32
Due date 2007	amount	906	-	-
	rate (1	7.46	-	-
Due date 2008	amount	106	-	-
and onwards	rate (1	7.46	-	-
Total		2,795	219	832	6,635
of which, option contracts		488	0	55	862
Fair value of forward and option contracts, SEK M (2		(498)	(28)	(77)	(129)	(732)
1) Average forward contract rate.
2) Outstanding forward contracts valued at market rates.

Net flows per currency 2005		Currencies			Other currencies	Total
Million		USD	GBP	EUR	Net SEK
Net flows 2005	amount	2,447	383	1,001
	rate (3	7.4791	13.5849	9.2943
Net flows SEK M (3		18,300	5,200	9,300	14,400	47,200
Hedged portion, % (4		73	57	83
3) Average exchange rate during the financial year.
4) Outstanding currency contracts, regarding commercial exposure due in 2006, percentage of net flows 2005.

Outstanding forward contracts and option contracts for hedging of commercial currency risks
	December 31, 2004			December 31, 2005
	Notional amount (1	Carrying value	Fair value	Notional amount (1	Carrying value	Fair value

Foreign exchange forward contracts
Foreign exchange forward contracts
- receivable position	26,203	264	1,775	37,754	536	536
- payable position	9,982	(88)	(511)	36,980	(1,272)	(1,272)
Options - purchased
- receivable position	2,831	-	112	4,769	51	51
- payable position	-	-	-	3	(3)	(3)
Options - written
- receivable position	233	-	0	-	-	-
- payable position	2,729	-	(5)	4,142	(44)	(44)
Subtotal		176	1,371		(732)	(732)

Commodity forward contracts
- receivable position	(10)	-	7	394	54	54
- payable position	243	-	(32)	71	(11)	(11)
Total		176	1,346		(689)	(689)
1) The notional amount of the derivative contracts represents the gross contract amount outstanding. To determine the estimated fair value, the major part of the outstanding contracts have been marked to market. Discounted cash flows have been used in some cases.

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

Equity currency risks

The Group value of assets and liabilities in foreign subsidiaries is affected by currency exchange rates in connection with the translation to SEK. Equity currency risks are being minimized by ongoing optimization of the amount of equity in foreign subsidiaries with consideration of commercial and legal prerequisites. Equity hedging could be made if the equity level of a foreign subsidiary is considered as too high. At year-end 2005, net assets in subsidiaries and in associated companies outside Sweden amounted to SEK 33.7 billion. Of this amount, SEK 0.8 billion was hedged by loans in foreign currencies. Hedging of investments in associated companies and other companies will be executed on a case-by-case basis.

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

Cash-flow risks

The exposure for cash-flow risks related to changes in interest rates pertains mainly to the Group’s customer financing operations and interest net. According to the Group policy, matching of interest rate terms between lending and funding should exceed 80% in the customer financing operations. At the end of 2005, this matching was 99%. Volvo’s interest-bearing assets, apart from the customer financing portfolio, consisted at the end of 2005 mainly of liquid funds that were invested in interest bearing securities with short-term maturities. By use of derivative instruments, the target is to achieve a fixed interest period of six months for the Group's liquid funds. At December 31, 2005, the average interest rate on liquid funds was 2.3%. Volvo’s interest bearing liabilities, apart from loans designated to funding of the customer financing portfolio, consisted on the same date mainly of provisions for post-employment benefits and loans. For the outstanding loans, the interest rate terms with consideration of derivative instruments were corresponding to a fixed interest period of six months. The average interest rate at year-end was 4.7%.

If assuming an instantaneous one percentage (100 basis points) increase in interest rates of all currencies from their levels at December 31, 2005, with all other variables held constant, Volvo’s income after financial items over a 12-month period would increase by 225. If assuming a corresponding one percentage (100 basis points) decrease in interest rates, Volvo’s income after financial items would decrease by the same amount. It should be noted that the assumptions on which this sensitivity analysis is based upon rarely occur in reality. Actual interest rates rarely move instantaneously. Also, the sensitivity analysis assumes a parallel shift of the yield curve and that both assets and liabilities react correspondingly to changes in market interest rates. The impact from actual interest rate movements may thus differ from the above analysis.

Price risks

The exposure for price risks as a result of changes in interest rates is attributable to financial assets and liabilities with extended fixed interest rate terms. A comparison between carrying values and fair values of Volvo’s all financial assets, liabilities and derivative instruments is presented in the table  below.

Outstanding derivate instruments for hedging of currency risks and interest rate risks related to financial assets and liabilities
	December 31, 2004			December 31, 2005
	Notional amount	Carrying value	Fair value	Notional amount	Carrying value	Fair value

Interest-rate swaps
- receivable position	76,667	1,659	2,919	101,483	2,348	2,348
- payable position	68,018	(1,585)	(2,144)	116,824	(2,222)	(2,222)
Forwards and futures
- receivable position	497,951	168	168	395,144	120	120
- payable position	499,512	(182)	(182)	343,309	(112)	(112)
Foreign exchange derivative contracts
- receivable position	17,120	286	286	18,619	355	355
- payable position	8,273	(82)	(107)	14,474	(331)	(331)
Options purchased, caps and floors
- receivable position	-	-	-	-	0	0
- payable position	200	-	(4)	502	(5)	(5)
Options written, caps and floors
- receivable position	133	0	0	0	0	0
- payable position	1,946	(12)	(12)	822	(5)	(5)
Total		252	924		148	148

Market risks attributable to investments in shares or other equity instruments

The Volvo Group is exposed to market risks attributable to investments in shares or other equity instruments because funds that have been transferred to Volvo's pension plans partially are invested in instruments of this nature. Additional information regarding plan assets and obligations of Volvo's pension plans is presented in .

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

On December 31, 2005, the credit portfolio within Volvo’s customer financing operations amounted to approximately SEK 79 billion. The credit risks within this portfolio are distributed among a large number of individual customers and dealers. Collaterals exist in the form of the products being financed. When granting credits, an effort is made to balance risk exposure and expected yield.

The Volvo Group’s financial assets are primarily managed by Volvo Treasury and invested in the money and capital markets. All investments must meet criteria for low credit risk and high liquidity. In accordance with Volvo’s credit policy, counterparties for both investments and transactions in derivatives must in general have received a rating of “A” or better from one of the well established credit-rating agencies.

When using derivative instruments a counterparty risk will arise, i.e. the risk that a counterparty will not fulfill its part of a contract and that a potential gain will not be realized. Where appropriate, master netting agreements are signed with the respective counterparties to reduce exposure. The credit risk in futures contracts is limited through daily or monthly cash settlements of the net change in value of open contracts. The estimated gross exposure for counterparty risks related to forward exchange contracts, interest rate swaps and futures, options and commodity forward contracts amounted to 891; 2,468; 51 and 54 as of December 31, 2005.

Liquidity risks

Volvo maintains a strong financial position by continuously keeping a certain percentage of sales in liquid assets. A proper balance between short-term and long-term borrowing, as well as the ability to borrow in the form of credit facilities, are designed to ensure long-term financing.

Fair value of Volvo’s financial instruments (1
	December 31, 2004		December 31, 2005
	Carrying value	Fair value	Carrying value	Fair value
Assets
Investments in shares and participations
fair value determinable (2	670	169	253	253
fair value not reliably determinable (3	420	-	303	-
Customer-financing receivables	51,193	51,948	64,466	65,365
Other loans to external parties and other interest-bearing receivables	3,047	3,075	1,355	1,318
Marketable securities	25,955	25,955	28,834	28,834
Total	81,285	81,147	95,211	95,770

Liabilities
Long-term bond loans and other loans (5	40,411	41,684	43,761	44,338
Short-term bank loans and other loans (5	21,396	21,584	31,589	31,472
Total	61,807	63,268	75,350	75,810

Derivative instruments (4
Outstanding derivative contracts for hedging of commercial currency risks	176	1,371	-	-
Outstanding commodity contracts	-	(25)	-	-
Outstanding derivative contracts for hedging of financial currency risks and interest rate risks	252	924	-	-

1) This table only includes a comparison between carrying values and fair values for interest bearing balance sheet items and derivative instruments. For non interest bearing financial instruments, such as accounts receivable and trade payables, the carrying values are considered to be equal to the fair values.
2) Pertains mainly to Volvo’s investment in Deutz AG. For the purpose of these disclosures, fair values of listed shares are based upon quoted market prices at the end of the period.
3) No single investment represents any significant amount.
4) All derivative instruments has been booked to fair value in the balance sheet in accordance with IAS 39
5) Including basis adjustment booked at the IFRS transition.

Note 37 - Net income and shareholders' equity in accordance with US GAAP
A summary of the Volvo Group’s net income and shareholders’ equity determined in accordance with US GAAP, is presented in the accompanying tables.

In conjunction with the transition to IFRS, certain adjustment entries have changed as a result of Volvo’s own accounting having changed and become, in many instances, closer to US GAAP, see note 3 Impact from IFRS.

Application of US GAAP would have the following effect on consolidated net income and shareholders’ equity:

Net income	2004	2005
Income for the period in accordance with IFRS	9,907	13,106
Items increasing (decreasing) reported net income
Derivative instruments and hedging activities (A)	228	9
Business combinations (B)	-	-
Investments in debt and equity securities (C)	5,157	-
Restructuring costs (D)	311	(153)
Post-employment benefits (E)	(286)	(307)
Product development (F)	(565)	(1,601)
Entrance fees, aircraft engine programs (G)	(392)	(156)
Other (H)	(60)	98
Income taxes on above US GAAP adjustments (I)	156	438
Net increase (decrease) in net income	4,549	(1,672)
Minority interest (J)	(40)	(38)
Net income (loss) in accordance with US GAAP	14,416	11,396
Net income (loss) per share, SEK in accordance with US GAAP	34.44	28.12
Weighted average number of shares outstanding (in thousands)	418,529	405,242

Shareholders’ equity	2004	2005
Shareholders’ equity in accordance with IFRS	70,155	78,768
Items increasing (decreasing) reported shareholders' equity
Derivative instruments and hedging activities (A)	1,300	140
Business combinations (B)	5,932	5,932
Investments in debt and equity securities (C)	(494)	-
Restructuring costs (D)	311	158
Post-employment benefits (E)	1,326	990
Product development (F)	(4,708)	(6,450)
Entrance fees, aircraft engine programs (G)	(1,320)	(1,482)
Other (H)	(56)	70
Income taxes on above US GAAP adjustments (I)	862	1,620
Net increase (decrease) in shareholders' equity	3,153	978
Minority interest (J)	(229)	(260)
Shareholders’ equity in accordance with US GAAP	73,079	79,486

Significant differences between IFRS and US GAAP for Volvo
A. Derivative instruments and hedging activities. Volvo uses forward exchange contracts and currency options to hedge the value of future commercial flows of payments in foreign currency and commodity purchases. As of 2005, Volvo applies IAS 39, Financial Instruments: Recognition and Measurement. The 2004 numbers have not been restated according to IAS 39. The accounting for derivative instruments and hedging activities under IFRS corresponds in substance with US GAAP.

Volvo applied hedge accounting under US GAAP for certain commercial cash flow hedges for hedging of interest risk until 2003. At January 1, 2004 this hedge accounting was ended. The basis adjustment on previously hedged items booked in Other Comprehensive Income will be amortized over the remaining time to maturity for the contracts.

At January 1, 2005, Volvo ceased to apply hedge accounting for hedging of interest rate risks in fair value hedges. The basis adjustment on previously hedged items will be amortized over the remaining time to maturity for the contracts. The difference in net income and equity for the terminated hedges is assignable to different adjustment amounts for the hegdes items and different periods of transition.

Accounting for derivative instruments	Net income		Shareholders’ equity
and hedging activities	2004	2005	2004	2005
Derivatives Commercial exposure	(117)	-	1,170	-
Derivatives Financial exposure	23	(4)	672	(3)
Basis adjustment on derecognised fair value hedges	322	13	(542)	143
Derivative instruments and hedging activities in accordance with US GAAP	228	9	1,300	140

B. Business combinations. Effective January 1, 2004, acquisitions of certain subsidiaries in Volvo are reported in accordance with IFRS 3, Business Combinations. Effective in 2002, Volvo adopted SFAS 141 “Business Combinations” and SFAS 142 “Goodwill and Other Intangible Assets” in its determination of Net income and Shareholders’ equity in accordance with US GAAP. Substantially, the accounting principles in IFRS 3 and US GAAP correspond. The main difference being that they have different periods of transition.

In accordance with the transition rules of SFAS 142, Volvo has identified its “Reporting units” and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss was recognized as a result of the transitional goodwill evaluation. Furthermore, impairment tests have been performed, yearly in the year end close process, for existing goodwill. No impairment loss has been recognized as a result of these tests, see Note 14.

In 2001, AB Volvo acquired 100% of the shares in Renault V.I. and Mack Trucks Inc. from Renault SA in exchange for 15% of the shares in AB Volvo. The goodwill attributable to this acquisition was set at SEK 8.4 billion. Under US GAAP the corresponding goodwill amounted  to SEK 11.5 billion. The difference was mainly attributable to determination of the purchase consideration. In accordance with Swedish GAAP applicable in 2001, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined based on the market price of the issued shares at the time the transaction is completed. In accordance with US GAAP, such a purchase consideration is determined based on the market price of the underlying shares for a reasonable period before and after the terms of the transaction are agreed and publicly announced. The goodwill value has been reduced by 974  in accordance with an agreement reached  between AB Volvo and Renault SA about the final value of the acquired assets and liabilities in Renault V.I. and Mack Trucks. Volvo has chosen not to account for aquisitions prior to  2004 according to IFRS 3.

In 1995, AB Volvo acquired the outstanding 50% of the shares in Volvo Construction Equipment Corporation (formerly VME) from Clark Equipment Company in the US. Surplus value (goodwill) of SEK 2.8 billion was reported in conjunction with the acquisition. In the Volvo Group’s consolidated financial statements, the shareholding was written down by SEK 1.8 billion, which was estimated to correspond to that portion of the goodwill that was attributable to the Volvo trademark at the time of the acquisition. Under US GAAP, the goodwill of SEK 2.8 billion was amortized over its estimated useful life (20 years) up to and including 2001. As of January 1, 2002, and in accordance with SFAS 142 (see above), no planned amortization of goodwill is made.

Under IFRS no yearly amortization of goodwill is made. This corresponds with US GAAP and no adjustment of net income is made in 2005.

	Shareholders’ equity
Goodwill	2004	2005
Goodwill in accordance with
IFRS	10,321	11,072
Items affecting reporting of goodwill:
Acquisition of Renault V.I. and Mack Trucks Inc.	3,744	3,744
Acquisition of Volvo Construction
Equipment Corporation	1,328	1,328
Other acquisitions	860	860
Net change in accordance with US GAAP	5,932	5,932
Goodwill in accordance with US GAAP	16,252	17,004

C. Investments in debt and equity securities.

In accordance with US GAAP, Volvo applies SFAS 115: “Accounting for Certain Investments in Debt and Equity Securities.” SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values, and for all debt securities. As of 2005, Volvo applies IAS 39, Financial Instruments: Recognition and Measurement. IAS 39 corresponds in substance with SFAS 115 regarding the accounting for investments in debt and equity securities, which means that adjustments to net income and shareholders’ equity in this regard are no longer made.

For 2004 Volvo has chosen not to account for investments in debt and equity securities according to IAS 39, see Note 3 Impact from IFRS. The 2004 difference in net income is mainly due to the divestment of the investment in Scania.

Adjustment from carrying amount 2004 to fair value according to IFRS	SFAS 115 gross adjustment 2004-12-31	IFRS adjustment	SFAS 115 gross adjustment 2005-01-01
Available for sale	(494)	494	0
	(494)	494	0

The carrying values and fair values for the securities were distributed as follows:
	December 31, 2004
	Carrying value	Fair value
Available for sale
Marketable securities	387	387
Shares and convertible debenture loan	677	183

D. Restructuring costs.
Volvo reports restructuring costs in accordance with IAS 37 Provisions, contingent liabilities and contingent assets. Restructuring costs are reported in the year restructuring plans have been approved by the Boards of each company and communicated to all affected parties. The accounting standards for recoginizing restructuring costs under US GAAP, SFAS 146 “Accounting for costs Associated with Exit or Disposal Activities,” are more strict. Restructuring costs are, in some cases, accounted for on an accrual basis under US GAAP while under IFRS a provision is booked.

During 2004, Renault Trucks industrial relocation was treated differently under US GAAP, compared with IFRS. The restructuring costs will be distributed under US GAAP during 2004-2006 while they under IFRS was expensed in its entirety in 2004.

E. Provisions for post-employment benefits. Effective 2004, provisions for post-employment benefits in Volvo’s consolidated financial statements are accounted for in accordance with IAS 19, Employeee benefits. See Notes 1 and 24. In accordance with US GAAP, post-employment benefits should be accounted for in accordance with SFAS 87, “Employers Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”. The differences between Volvo’s accounting principles according to IFRS and US GAAP pertain to different transition dates, recognition of past service costs and minimum liability adjustments.

Net periodical costs for post-employment benefits	2004	2005
Net periodical costs in accordance with IFRS	4,401	3,736
Net periodical costs in accordance with US GAAP	4,687	4,043
Adjustment of this year's income in accordance with US GAAP, before income taxes	(286)	(307)

	Dec 31	Dec 31
Net provisions for post-employment benefits	2004	2005
Net provisions for post-employment benefits in accordance with IFRS	(14,332)	(11,462)
Difference in unrecognized actuarial (gains) and losses	5,266	5,762
Difference in unrecognized past service costs	602	686
Minimum liability adjustments	(4,542)	(5,458)
Net provisions for post-employment benefits in accordance with US GAAP	(13,006)	(10,472)

Note 37, part 3 - Net income and shareholders' equity in accordance with US GAAP
F.  Product development. Volvo applies IAS 38 Intangible Assets. In accordance with IAS 38, expenditures for development of new products, production and information systems should be recognized as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value of such intangible assets should be amortized over the useful lives of the assets. Under US GAAP, all expenditures for development of new and existing products should be expensed as incurred. G. Entrance fees, aircraft engine programs. In connection with its participation in aircraft engine programs, Volvo Aero in certain cases pays an entrance fee. In Volvo’s accounting these entrance fees are capitalized and amortized over 5 to 10 years. In accordance with US GAAP, these entrance fees are expensed as incurred.

H. Other includes accounting differences regarding interest costs, leasing, share-based payments, guarantees, revenue recognition, consolidation of Variable Interest Entities and social costs on employee benefits.

Interest expenses: In accordance with US GAAP, interest expense incurred in connection with the financing of the construction of property and other qualifying assets is capitalized and amortized over the useful life of the related assets. In Volvo’s consolidated accounts, interest expenses are reported in the year in which they arise.

Leasing: The differences regarding leasing transactions pertain to sale-leaseback transactions before 1997.

Share-based payments: Volvo applies IFRS 2 Share-based payments: At grant date, the fair value of share payments is determined and the cost is recognized during the vesting period against shareholders’ equity. Adjustment in 2005 pertains to settlement of old options programs.

Guarantees: In accordance with FIN 45 “Guarantor’s Accounting and Disclosure Requirement for Guarantees, Including indirect Guarantees of indebtedness for Others”, a liability should be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. In accordance with IFRS, a liability should be recognized to the extent a company expects that a loss will be incurred as result of the guarantee commitment. At December 31, 2005, the gross value of credit guarantees issued for external parties amounted to 1,351 (2,869). The fair value of these guarantees recognized under US GAAP amounted to 62 (92). Counter guarantees received in respect of these commitments amounted to 58 (56).

Revenue recognition: When determining timing for recognition of revenue, US GAAP focuses more on the formal contract terms while IFRS focuses more on actual risk that the residual value guarantee will be exercised. This means in certain cases that sales recognized under IFRS cannot be recognized under US GAAP.

Under IFRS all sales not qualifying for revenue recognition are treated in the same way as deferred income. Under US GAAP sales that are made to companies who in turn lease out the equipment under operating leases are accounted for as financing transactions rather than as deferred income. The total impact of revenue recognition is an additional 322 (433) as assets under operating leases, 343 (270) reduced residual value liability and 886 (783) as interest-bearing liabilities. The net income effect is positive 4 (negative 53).

Variable Interest Entities: In accordance with US GAAP FIN 46 certain entities should be consolidated where the Group is the Primary Beneficiary of the Variable Interest Entity. Volvo adopted FIN 46 as per January 1, 2004. In Volvo this has had a limited impact and a minor number of entities have been consolidated. The majority of the consolidated entities are so called Franchisees to Volvo Rents. The balance sheet impact is 25 (42) and the addition in sales is 109 (112).

Contracts with character of a leasing agreement: Certain contracts do not have the legal form of a leasing agreement, but contain clauses based on which the contract can be considered a leasing agreement. In Volvo’s reporting, under IFRS, this type of asset is not recognized in the balance sheet. In accordance with US GAAP, an assessment is made about whether the contract is considered a financial or an operational lease and reporting shall be in accordance with the accounting principles applied. The total effect on Volvo in an adjustment of the 2005 figures is 67 in financial leasing assets, net, and 4 in increased depreciation. As of 2006, Volvo will report in accordance with IFRIC 4, Determining whether an agreement contains a lease or not, which in all significant respects coincides with US GAAP.

Cash flow: In accordance with IFRS, receivables within Volvo’s customer financing operations are classified as cash flow from operating activities. Under US GAAP the classification depends on how the actual cash flow occurs. In cases when customer financing is to an external customer and thereby results in an actual cash flow, according to US GAAP this should be classified as cash flow from financing activities. Approximately 15% of Volvo's customer finance receivables relates to this kind of contracts and should hence be classified as cash flow from investing activities under US GAAP.

Payroll Tax: An adjustment of positive 104 has been booked for social expenses on employee benefits.

I. Income taxes on US GAAP adjustments. Deferred taxes are reported for temporary differences arising from differences between US GAAP and IFRS.

J. Minority interest: In accordance with IFRS, minority interest is recognized a part of shareholders’ equity and are included in net income for the year in the income statement. Under US GAAP, minority interest is reported as a separate item in both the income statement and balance sheet.

Comprehensive income (loss)	2004	2005
Net income (loss) in accordance with US GAAP	14,416	11,396
Other comprehensive income (loss), net of income taxes
Translation differences	(172)	3,458
Unrealized gains and (losses) on securities (SFAS 115):
Unrealized gains (losses) arising during the year	(14)	83
Less: Reclassification adjustment for (gains) and losses included in net income	(3,285)	-
Additional minimum liability for pension obligations (SFAS 87)	(471)	(284)
Fair value of cash-flow hedges (SFAS 133)	13	(1,442)
Other	(1)	98
Other comprehensive income (loss), subtotal	(3,930)	1,913
Comprehensive income (loss) in accordance with US GAAP	10,486	13,309

Note 37, continued, supplementary US GAAP information

Recent US accounting pronouncements issued but not yet adopted

SFAS123(R): Share-based payment

SFAS123(R) was issued in December 2004 and is effective for the first annual reporting period that starts after 15 December 2005. It supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS123(R) is concerned with how to account for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The main effect of this revised standard is a move from an intrinsic value method to a fair value based method.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, ”Share-Based Payment” (“SAB No. 107”). SAB No. 107 provides guidance on the initial implementation of SFAS No. 123(R). In particular, the statement includes guidance related to share based payment awards with non-employees, valuation methods and selecting underlying assumptions such as expected volatility and expected term. It also gives guidance on the classification of compensation expense associated with SBP awards and accounting for the income tax effects of SBP awards upon the adoption of SFAS No. 123(R).

We are currently assessing the guidance provided in SAB No. 107 in connection with the implementation of SFAS No. 123(R), but expect that the adoption of SFAS No. 123(R) would have decreased the income statement charge under US GAAP by approximately SEK 100million for the year ended 31 December 2005.

SFAS151: Inventory costs

SFAS151 was issued in November 2004 and is effective for all inventory costs incurred during fiscal years beginning after 15 June 2005. This statement amends ARB 43 and requires all idle facility expense, excessive spoilage, double freight and re-handling costs to be recognized as current-period charges regardless of whether they meet the criterion of ‘so abnormal’ (as previously stated in ARB 43). In addition, ARB 43 required that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Unallocated overheads are recognized as an expense in the period in which they are incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material effect on the results or net assets of the group.

SFAS154: Accounting changes and error corrections

SFAS154 was issued in May 2005 and is effective for fiscal years beginning after 15 December 2005. This statement replaces APB Opinion 20, Accounting Changes, and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also addresses the reporting of a correction of an error by restating previously issued financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will be adopting this pronouncement beginning in our fiscal year 2006.

SFAS 155: Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FASB Statement No. 155 (SFAS 155), Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that could otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for fiscal years beginning after 15 September 2006. The Company does not currently expect SFAS 155 to have a material impact on its financial position, results of operations or cash flows.

EITF 05-05 Accounting for Early Retirement or Post-employment Programs with Specific Features

In June 2005 EITF 05-05 Accounting for Early Retirement or Post-employment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) was issued. EITF 05-05 provides specific guidance on how to account for such features and is effective for fiscal years beginning after 15 December 2005. The Company is currently evaluating the impact of this EITF.

Segment reporting

	2004	2005
Long-lived assets: [1]
Europe	69,269	75,429
North America	21,341	27,128
South America	1,934	2,749
Asia	2,534	3,198
Other markets	410	429
Total	95,488	108,933

whereof:
Sweden	26,124	27,099
United States	17,842	21,531
France	15,641	17,426

1) Defined as Non-current assets less Long-term interest-bearing financial assets and long-term deferred tax assets. The distribution between geographical areas is based on the domicile countries of the legal entities within the Group.

Allowance for customer-financing receivables

The changes in the valuation allowance for customer-financing receivables are presented in the table below:

Valuation allowance for customer finance receivables	2004	2005
Balance at December 31, preceding year	1.364	1,344
Change of reserve charged to income	535	446
Utilization of reserve related to actual losses	(422)	(285)

Translation differences	(52)	191
Reclassifications, etc.	(81)	60
Balance at December 31, current year	1.344	1.756

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

Accruals for restructuring measures	2004	2005
Balance at December 31, preceding year	578	113
Accrual charged to income:
Termination benefits	-	-
Exit costs	-	-
Utilization of provisions:
Termination benefits	(365)	(24)
Exit costs	(99)	(25)
Translation differences	(1)	4
Balance at December 31, current year	113	68

Stock based compensation

Volvo has several stock option schemes, which are described in “Item 18 - Financial Statements - Note 34”. These plans are for US GAAP purposes accounted for in accordance with APB 25. The impact on net income for 2005 and 2004 of accounting for these plans in accordance with SFAS 123 would have been positive SEK 100 M and SEK 30 M respectively.

Note 38 Subsequent events

Volvo became major shareholder in Nissan Diesel. On March 21 AB Volvo acquired 40 million common shares, corresponding to 13% of the common shares, in the Japanese truck manufacturer Nissan Diesel from Nissan Motor Co. Ltd, with an option to acquire the remaining 6% of the common shares in Nissan Diesel held by Nissan Motor within four years. The purchase price is approximately SEK 1.5 billion.

The transaction strengthens the Volvo Group's Asian strategy and is intended to provide the Group with access to Nissan Diesel's dealer and service network in Japan and Southeast Asia, and create a possibility for further industrial cooperation with Nissan Diesel in such areas as engines and transmissions.

Renault Trucks signed agreement in principle with Nissan Motors concerning new light truck. In February, AB Volvo's subsidiary Renault Trucks entered into an agreement in principle with Nissan Motor Co., Ltd concerning the sales and marketing of a new light truck. The new truck, which will be manufactured by Nissan and sold under the Renault name, will supplement Renault Trucks' existing offer of light trucks, Renault Master and Renault Mascott.

In accordance with the agreement, the new truck will be sold via Renault Trucks' dealers, and deliveries are scheduled to commence during the first half of 2007. The new truck will be based on the same platform as that to be used for the next generation Nissan Cabstar and Atlas.

Volvo Group premiered hybrid technology for heavy vehicles. In the beginning of March, Volvo Group presented a new, efficient hybrid solution for heavy vehicles. The Volvo Group’s hybrid concept provides maximum fuel-saving effects on routes with frequent braking and accelerations, for example, city bus traffic, city distribution, refuse collection and construction work. Calculations indicate that fuel savings can amount to 35 percent in these applications.

Volvo Trucks launched new models for the North American market. In March, Volvo Trucks announced a broadening of its product program on the North American truck market with the launch of two models with new cab variants for the prestige segment, the Volvo VT830 and Volvo VN730. Both the Volvo VN and the Volvo VT will be available with a new sleeper cab with lower roof height. Both models are intended primarily for owner operators. The newly launched cab models offer the same interior roominess, and the lower roof provides better aerodynamics and correspondingly improved fuel economy for rigs with low trailers, such as tankers.

Annual General Meeting of AB Volvo. At the Annual General Meeting of AB Volvo held on April 5, 2006, the Board's proposal to pay a dividend to the shareholders of SEK 16,75 per share, a total of about SEK 6,775 M, was approved.

Per-Olof Eriksson, Tom Hedelius, Leif Johansson, Louis Schweitzer and Finn Johnsson were re-elected members of the Board of AB Volvo and Ying Yeh, Philippe Klein and Peter Bijur were newly elected. Finn Johnsson was elected Board Chairman.

The Meeting resolved to establish a share-based incentive program during the second quarter of 2006 for senior executives in the Volvo Group. The program mainly involves that a maximum of 518,000 Series B shares in the Company could be allotted to a maximum of 240 senior executives, including members of the Group Executive Committee, during the first six months of 2007. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2006 fiscal year, which have been set by the Board. If these goals are fulfilled in their entirety and if the price of the Volvo B share at the time of allotment is SEK 370, the costs for the program will amount to about SEK 230 M. So that Volvo shall be able to meet its commitment in accordance with the program in a cost-efficient manner, the Meeting further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program.

Renault Trucks launches new versions of Renault Midlum and Renault Premium D. AB Volvo's subsidiary Renault Trucks has launched new versions of the Renault Midlum and Renault Premium Distribution targeted for distribution applications. Among other features, the new vehicles are equipped with a totally new cab, new chassis and new driveline. The new generation of the Renault Midlum and Renault Premium Distribution trucks is part of an extensive program of product renewal that Renault Trucks has been pursuing in recent years. The new versions are adapted for all needs in city transport and regional distribution.