Form 20-F
period 2006-12-31
AKTIEBOLAGET VOLVO \PUBL\
filed 2007-06-21
CIK 753762

As filed with the Securities and Exchange Commission on June 21, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006

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

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all amounts herein are expressed in Swedish kronor (“krona”, “kronor” or “SEK”) or in United States dollars (“dollars” or “US$”). Merely for the convenience of the reader, this Annual Report presents translations into dollars of certain krona amounts. Unless otherwise stated, such translations have been made at the noon buying rate of dollars in terms of kronor in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 29, 2006, which was 6.8342 kronor per dollar (0.146 U.S. dollars per krona). The Noon Buying Rate on December 29, 2006 differs from certain of the actual rates used in the preparation of the consolidated financial statements of Volvo, which are expressed in kronor, and therefore, dollar amounts appearing herein may differ significantly from actual dollar amounts which were translated into kronor in the preparation of those consolidated financial statements in accordance with accounting principles generally accepted in Sweden. See “Item 3. Key Information - 3.A. Selected Financial Data”. No representation is made that krona amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on December 29, 2006 or on any other date as of which a convenience translation based on the Noon Buying Rate was 6.8342 kronor per dollar (0.146 U.S. dollars per krona).

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

________________________________________________

From January 1, 2005, AB Volvo prepared its consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would not be materially different had the Company applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU. AB Volvo restated its financial statements from January 1, 2004 to IFRS. See Notes 1 and 3 to the consolidated financial statements. In addition, consolidated net income and stockholders’ equity are reported as reconciled to United States generally accepted accounting principles (“U.S. GAAP”). Unless otherwise indicated, all amounts and percentages presented herein are based on IFRS. IFRS as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP affecting AB Volvo’s consolidated financials statements and reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for the years ended December 31, 2006, 2005 and 2004, see Note 38 to the consolidated financial statements.

________________________________________________

At times, this annual report presents financial and other information for a specific year that is immediately followed by an amount within (parentheses). This amount within (parentheses) represents the corresponding amount for the previous year.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected Financial Data

The IFRS selected financial data set forth below as at and for each of the years ended December 31, 2004, 2005 and 2006 has been derived from the consolidated IFRS financial statements of Volvo. See “Item 18 - Financial Statements”. The US GAAP selected financial data set forth below as at and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 has been derived from the consolidated IFRS financial statements of Volvo. See Item 8 - Financial Statements.

This selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements and notes thereto included in Item 18 of this annual report.

AMOUNTS IN ACCORDANCE WITH IFRS FROM 2004 [1]
(In millions, except per share amounts)
	2004[3]	2005	2006	2006[4]
	SEK	SEK	SEK	USD
Net sales	211,076	240,559	258,835	37,873

Net sales from continuing operations	211,076	240,559	258,835	37,873

Operating income	14,679	18,153	20,399	2,985

Net income	9,907	13,108	16,318	2,388

Net income per share[5]	23.58	32.22	40,20	5.88
Diluted income per share	23.55	32.16	40,17	5.88

Cash dividends per share [6]	12.50	16.75	25.00	3.66

Total assets	223,968	257,207	258,427	37,814
Shareholders’ equity	70,155	78,760	87,188	12,758

Share capital	2,649	2,554	2,554	374
Weighted average number of shares. (in thousands)[7]	418,528	405,242	404,663	404,663

AMOUNTS IN ACCORDANCE WITH US GAAP
	2004	2005	2006	2006[4]
	SEK	SEK	SEK	USD
Operating income (loss)	19,010	16,051	20,791	3,042

Net income (loss)	14,416	11,398	14,309	2,094
Basic net income per share [5]	34.44	28.12	35.36	5.17
Diluted net income per share [5]	34.40	28.08	35.35	5,17

Shareholders’ equity	73,079	79,478	84,858	12,417

	2002[2]	2003
	SEK	SEK
Net sales	186,198	183,291
Operating income (loss)	(5,171)	5,275

Net income (loss)	(6,265)	3,979

Income (loss) from continuing operations	(6,265)	3,979

Basic net income (loss) per share [8]	(14.94)	9.49
Diluted net income (loss) per share [8]	(14.94)	9.48
Income per share from discontinued operations [8]	-	-
Income (loss) per share from continuing operations [8]	(14.94)	9.49

Total assets	232,126	232,180

Shareholders’ equity	71,182	74,790
Share capital	2,649	2,649
Weighted average number of shares. (in thousands)[7]	419,445	419,445
Cash dividends per share [6]	8.00	8.00

1
The consolidated financial statements of Volvo are prepared in accordance with IFRS, during 2004, 2005 and 2006. IFRS differs in certain respects from generally accepted accounting principles in the United States (US GAAP). See Notes 3 and 38 to the consolidated financial statements.

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

4
Translated for convenience at US$ 1 = SEK 6.8342, the Noon Buying Rate on December 30, 2006. Such translations should not be construed as representations that the SEK amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

5
Net income (loss) per share is calculated as net income divided by the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during 2006 was 404,663,051.

6
Cash dividends are those declared out of the unrestricted equity of the parent company as recommended by the Board of Directors and approved by the Annual General Meeting of Shareholders held in the spring of the following year. At the Annual General Meeting of AB Volvo held on April 4 2007, the Board's proposal to pay a dividend to the shareholders of SEK 25.00 per share was approved.

7	The weighted average number of shares outstanding during 2002 and 2003 was 419,444,842.

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

During 2005 the share capital was reduced by SEK 95 million through cancellation without repayment of 3,084,619 Series A shares and 12,752,222 Series B shares. After reduction the share capital amounts to SEK 2,554 million and is based on 425,684,044 registered shares. The total number of registered shares by year end 2005 amounted to 425,684,044. Volvo held 5% of the registered shares at year end 2005, 21,220,535 shares whereof Series A shares 4,145,627 and Series B shares 17,074,908. The total number of outstanding Volvo shares by year end 2005 amounted to 404,463,509 whereof Series A shares 131,374,699 and Series B shares 273,088,810. The average number of outstanding shares was 405,242,037 in 2005.

The total number of registered shares by year end 2006 amounted to 425,684,044. Volvo held 4.9% of the registered shares at year end 2006, 20,885,454 shares whereof Series A shares 4,145,627 and Series B shares 16,739,827. The total number of outstanding Volvo shares by year end 2006 amounted to 404,798,590 whereof Series A shares 131,374,699 and Series B shares 273,423,891. The average number of outstanding shares was 404,663,051 in 2006.

8
U.S. GAAP basic and diluted net income (loss) per share is calculated as net income (loss) determined in accordance with U.S. GAAP divided by the weighted average number of shares outstanding during the year. Diluting securities during the period have impacted the average numbers of shares with 11 thousand, 117 thousand, 494 thousand, 625 thousand and 315 thousand for the respective year 2002, 2003, 2004, 2005 and 2006.

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

Since a substantial portion of the Company’s sales are sales outside Sweden (93% in 2004, 94% in 2005 and 95% in 2006), earnings are materially affected by movements in the exchange rate between the krona and the currencies in which such sales are invoiced. See “ Item 5. Operating and Financial Review and Prospects - 5.A Operating Results - General Impact of Currency Fluctuations.”

The following table sets forth certain information with respect to the Noon Buying Rate for cable transfers in SEK as certified for customs purpose by the Federal Reserve Bank of New York for the years shown:

Year	Average[1]	High	Low
2001	10.4328	11.0270	9.3250
2002	9.6571	10.7290	8.6950
2003	8.0351	8.7920	7.1950
2004	7.3320	7.7725	6.5939
2005	7.5170	8.2434	6.7312
2006	7.3098	7.9656	6.7674

December 2006	-	6.9204	6.7674
January 2007	-	7.0829	6.7818
February 2007	-	7.0839	6.9436
March 2007	-	7.1060	6.9622
April 2007	-	7.0057	6.6975
May 2007	-	6.9376	6.7093
_________
[1]	The average of the Noon Buying Rates on the last day of each month during the year.

The noon buying rate on June 8, 2007 was 6.9992.

Credit ratings

The following rating agencies confirmed their credit ratings on AB Volvo (publ) in 2006: Moody's Investors Service confirmed its global long term A3 rating (stable outlook) and its global short term P-2 rating. Standard & Poor's International Ratings confirmed its global short term A2 rating; Dominion Bond Rating Services confirmed its short term R-1 (low) rating for Volvo’s short term borrowing in the Canadian market, and its unsolicited long term rating A (low) (stable outlook) and Rating and Investment Information, Inc. upgraded its long-term rating to AA- in the Japanese market. Volvo Treasury AB is assigned a K-1 rating by Standard & Poor's for short-term borrowing in Sweden.

Inflation

The effects of inflation on the Group’s operations have not been significant in recent years.

3.B.    Capitalization and Indebtedness

Not applicable.

3.C.    Reasons for the offer and use of proceeds.

Not applicable.

3.D.    Risk factors

All business operations involve risk - managed risk-taking is a condition of maintaining a sustained favorable profitability. Risk may be due to events in the world and can effect a given industry or market. Risk can be specific to a single company. At Volvo we work daily to identify, measure and manage risk - in some cases we can influence the likelihood that a risk-related event will occur. In cases in which such events are beyond our control, we strive to minimize the consequences.

We have chosen to classify the risks to which the Volvo Group is exposed into three main categories: External-related risk, Financial risk and Operational risk.

EXTERNAL-RELATED RISK

The commercial vehicles industry is cyclical. Historically, the Volvo Group’s markets have undergone significant changes in demand as the general economic environment has fluctuated. Investments in infrastructure, major industrial projects, mining and housing construction all impact the Group’s operations, since its products are central to these sectors. Economic trends in Europe and North America are particularly important for the Volvo Group, since a significant portion of the Group’s net sales are generated in these markets.

The cyclical demand for the Group’s products has, at times, restricted, and may in the future temporarily restrict, the ability of the Volvo Group to manufacture and deliver orders in a timely manner. A prolonged delay in the Group’s ability to deliver ordered products on a timely basis at a time when its competitors are not experiencing the same difficulty could adversely affect the Group’s market shares.

To cope with the peaks and troughs in demand, we need to act appropriately in the various stages of the business cycle. This involves adjusting production capacity and operating expenses. See “Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results.”

There can be no assurances as to the future performance of the commercial vehicles industry or the timing or severity of changes in economic conditions affecting the commercial vehicles industry.

Competition is intense among manufacturers of commercial vehicles and engines. Continued consolidation in the industry is expected to create fewer but stronger competitors. Volvo’s products face substantial competition, which may have a significant impact on the prices Volvo receives for its products and on the Group’s future sales volume. Our major competitors are DaimlerChrysler, Paccar, Navistar, MAN, Scania, Caterpillar, Komatsu, Cummins and Brunswick. In recent years, new competitors have emerged in Asia, particularly in China. These new competitors are mainly active in their domestic markets, but are expected to increase their presence in other parts of the world.

Our brands are well-known and strong in many parts of the world. For the Volvo Group, it is important that all brands in the Group are developed and supported. Strong brands combined with an attractive product portfolio make it possible for Volvo to be competitive.

There can be no assurance that Volvo will be able to compete successfully in the future. See “Item 4. Information on the Company — 4.B. Business Overview.”

Prices for commercial vehicles may change. The prices of commercial vehicles have, at times, changed considerably in certain markets over a short period. This instability is caused by several factors, such as short-term variations in demand, shortages of certain component products, uncertainty regarding underlying economic conditions, changes in import regulations, excess inventory and increased competition. Overcapacity within the industry can occur if there is an economic downturn in the Group’s major markets or worldwide, potentially leading to increased price pressure.

The financial result of the business depends on our ability to quickly react to changes in demand and particularly to adapt production levels, reduce production and operating expenses, and deliver competitive new products and services.

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

The commercial vehicles industry is subject to extensive government regulation. Regulations regarding exhaust emission levels, noise, safety and levels of pollutants from production plants are extensive within the industry. These regulations are subject to change, often making them more restrictive. The costs to comply with these regulations can be significant for the commercial vehicles industry.

Most of the regulatory challenges regarding our products relate to reduced engine emissions. The Volvo Group is a significant player in the commercial vehicle industry and the world’s largest producer of heavy-duty diesel engines. The product development capacity within the Volvo Group is well consolidated to be able to focus resources for research and development to meet tougher emission regulations. Future product regulations are well known, provided that they are not changed and the product development strategy is well tuned to the introduction of new regulations. The new regulations regarding product emissions are stringent, but our current assessment is that they are manageable for the Volvo Group.

Volvo has had production facilities in numerous countries worldwide for many years. A worldwide production standard for environmental performance has been introduced by Volvo, enabling production plants to achieve best industry standard.

FINANCIAL RISK

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

The nature of the various financial risks and objectives and policies for the management of these risks is described in detail in “Item 18 - Financial Statements - Notes 36 and 37”. Volvo’s accounting policies for financial instruments are described in “Item 18 - Financial Statements - Note 1”. Various aspects of financial risk are described separately in the following paragraphs.

Currency-related risk. Approximately 90% of the net sales of the Volvo Group are in countries other than Sweden. Changes in exchange rates have a direct impact on the Volvo Group’s operating income, balance sheet and cash flow, as well as an indirect impact on Volvo’s competitiveness, which over time affects the Group’s earnings. Currency-associated risk as applied to Volvo’s business operations relates to changes in the value of contracted and expected future payment flows (commercial currency exposure), changes in the value of loans and investments (financial currency exposure) and changes in the value of assets and liabilities of foreign subsidiaries (currency exposure of shareholders’ equity). In addition, currency movements can affect Volvo’s pricing of products sold and materials purchased in foreign currencies as well as those of its competitors, which may be affected differently by such movements. Since Volvo has substantial manufacturing operations in Sweden and generates a substantial portion of its revenues in currencies other than the Swedish krona, Volvo’s earnings in Swedish kronor could be adversely affected short-term by an appreciation of the Swedish krona against other currencies. There can be no assurances that exchange rate fluctuations will not adversely affect the Group’s results of operations, cash flow, financial condition or relative price competitiveness in the future.

The objective of the Volvo Group’s currency risk management is to minimize the short-term negative effects of exchange-rate fluctuations on the Group’s earnings and financial position. The Volvo Group employs forward contracts and currency options to hedge the value of future payment flows in foreign currencies. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements. While providing protection from certain fluctuations in currency exchanges and interest rates, by utilizing such hedging instruments Volvo potentially foregoes benefits that might result from such fluctuations in currency exchange and interest rates. Volvo has entered into, and expects to continue to enter into, such hedging arrangements with counterparties that are carefully selected and approved primarily on the basis of general creditworthiness. However, any default by such counterparties might have an adverse effect on Volvo.

See “Item 11 Quantitative and Qualitative Disclosures about Market Risk” and “Item 18 - Financial Statements - Note 36”.

Interest-related risk. Interest-related risk include risks that changes in interest rates will impact the Group’s income and cash flow (cash flow risks) or the fair value of financial assets and liabilities (price risks). Interest-rate risk can be minimized through “matching” of the fixed interest terms of financial assets and liabilities. Interest rate swaps are used to adjust the fixed interest terms of the Group’s financial assets and liabilities. Currency rate swaps make it possible to loan from different markets in foreign currencies without assuming currency-associated risk. Volvo also holds standardized futures and forward rate agreements. The majority of these contracts are used to ensure interest rate levels for short-term loaning or investment.

Market risk from investments in shares or similar instruments. The Volvo Group is indirectly exposed to market risks from shares and other similar instruments as a result of managed capital transferred to independent pension plans being partly invested in instruments of these types.

Credit-related risk. Volvo’s extension of credit is governed by Group-wide policies and rules for classifying customers. Efforts are made to ensure that the credit portfolio is reasonably diversified among different customer categories and industries. Credit-associated risk is managed by actively monitoring credit, routines for follow-up and in certain cases repossession of materials. Additionally, continuous and necessary reserves are monitored in cases involving uncertain receivables. An important part of the Group's credit risk is related to how the financial assets of the Group have been placed. The majority are placed in Swedish Goverment bonds and interest-bearing bonds issued by real estate financial institutions.

Liquidity risk. Volvo ensures its financial preparedness by always maintaining a certain portion of revenues in liquid assets. A healthy balance between short-and long-term borrowing and access to credit in the form of credit facilities is used to hedge long-term financial needs.

OPERATIONAL RISK

The Volvo Group’s profitability depends on successful new products. The Volvo Group’s long-term profitability depends on the Company’s ability to successfully launch and market its new products. Product life cycles continue to shorten, putting increased focus on the success of the Group’s product development. It is highly important to meet and exceed customer expectations to be competitive in established markets and to be able to expand into additional markets and/or product segments.

Many of our products take a long time to develop from initial idea to finished product. It is important to involve customers in the early stages of the development process to ensure the success of new products. It is just as important to be at the forefront in the research and development of new technologies that are important to the development of successful products.

As both Volvo and its competitors either have recently introduced or plan to introduce new products or updated versions of existing products, Volvo cannot predict the market shares its new products will achieve. An inability by Volvo to introduce new innovating products in a timely fashion or to meet customer demand would have an adverse effect on the Group’s results of operations.

The Volvo Group relies on suppliers. Volvo purchases raw materials, parts and components from numerous outside suppliers. A significant part of the Group’s requirements for raw materials and supplies is filled by single-source suppliers. The effects of delivery interruptions vary depending on the item or component. Certain items are standard throughout the industry, whereas others are internally developed and require unique tools that are time-consuming to replace. A supplier’s inability to deliver raw materials or supplies could have negative consequences for production at certain Volvo Group manufacturing sites.

The Volvo Group’s costs for raw materials and components can vary significantly over a business cycle. Cost variations may be caused by changes in world market prices for raw materials or by an inability of our suppliers to deliver raw materials or supplies. The companies in the Volvo Group and their suppliers work closely together to manage material flows by monitoring suppliers’ financial stability, quality-control systems and production flexibility. However, there can be no assurances that it will not experience problems in the future. Unanticipated increases in the prices of raw material or components could also adversely affect the financial results of Volvo’s business.

Volvo Group is reliant on the proper protection and maintenance of its intangible assets. The Volvo Group’s products are primarily sold under the brand names “Volvo”, “Volvo Penta”, “Volvo Aero”, “Renault”, “Mack”, “Prévost” and “Nova Bus”. AB Volvo owns or otherwise has rights to a number of patents and brands that refer to the products the Company manufactures. These patents and brands, acquired over a number of years, have been valuable as the Volvo Group’s operations expanded and may continue to be valuable in the future. Volvo does not consider that any of the Group’s operations are heavily dependent on any single patent or group of patents. However, an inability to protect intellectual property would have an adverse effect on Group operations.

Through Volvo Trademark Holding AB, AB Volvo and Volvo Car Coporation jointly own the brand "Volvo". AB Volvo has the exclusive right to use the "Volvo" name and trademark for its products and services. Similarly, Volvo Car Corporation has the exclusive right to use the name and trademark "Volvo" for its products and services. To protect these rights and avoid any weakening of the brand, AB Volvo and Volvo Car Corporation jointly introduced a control function to govern the use of the brand name and to prevent others from taking unfair advantage of it.

Similar control functions apply to the use of the “Mack” brand name, which is owned by AB Volvo. The Volvo Group’s rights to use the "Renault" brand are restricted to the truck industry only and are regulated by a license from Renault SA, which owns the “Renault” brand.

See “Item 4.B - Business Overview - Patents, Trademarks and Licenses”.

Complaints and legal actions by customers, employees, government agencies and other third parties. The Volvo Group could be the target of complaints and legal actions initiated by customers, employees, government agencies and other third parties alleging health, environmental, safety or business related issues, or failure to comply with applicable legislation and regulations. Even if such disputes were to be resolved successfully, without having adverse financial consequences, they could negatively impact the Group’s reputation and take up finance and management resources that could be used for other purposes. See “Item 8.A.7 - Litigation.”

Risk related to human capital. A decisive factor for the realization of the Volvo Group’s vision is our employees and their knowledge and competence. Future development depends on the company’s ability to maintain its position as an attractive employer. To this end, we strive for a work environment in which energy, passion and respect for the individual are guiding principles.

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

Headquartered in Göteborg, Sweden, the Volvo Group had 83,187 employees at December 31, 2006. With 47% of sales in Western Europe, 6% in Eastern Europe, 29% in North America, 5% in South America and 8% in Asia, the Group operates in an international environment with production and assembly carried out on six continents. Its shares are traded on the Stockholm Stock Exchange in Sweden and in the United States its American Depositary Shares are traded on the Nasdaq National Market (“NASDAQ”).

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

AB Volvo is domiciled in Göteborg, Sweden. The address and telephone number of AB Volvo is S-405 08, Göteborg, Sweden, +46 31 660000.

Significant events in 2006 and 2007

AB Volvo acquired Nissan Diesel. In March 2006, Volvo became a major shareholder in the Japanese truck manufacturer Nissan Diesel through an acquisition of 40 million shares, corresponding to 13% of the votes and capital. In September of the same year, Volvo increased its ownership to 58.2 million shares corresponding to 19% of votes and capital. At the same time, Volvo purchased all 57.5 million preference shares in the company that through 2014 could be converted in stages into common shares and which in 2014, after full conversion, could provide Volvo with 46.5% of the votes and capital in the company, after full dilution.

On February 20, 2007, Volvo made a public offer to acquire the remaining outstanding shares in Nissan Diesel.

The offer was open through March 23 and was not conditional upon a lowest level of acceptance. When the acceptance period for Volvo’s offer for Nissan Diesel expired on March 23, Volvo had received a total of roughly 96 % of the shares outstanding.. A process is now being initiated to redeem the remaining shares outstanding.

Completion of the transaction requires the approval of the anti-trust authorities in the US and South Africa and Volvo has received approval from the US authorities. On May 16, Volvo received approval from the anti-trust authorities in South Africa.

Nissan Diesel will be consolidated in the balance sheet of the Volvo Group as of the first quarter of 2007. Sales and earnings will be reported from the beginning of the second quarter. Operations within Nissan Diesel will be reported within the Trucks segment.

In 2005, Nissan Diesel sold approximately 42,000 trucks and buses. In Japan, Nissan Diesel holds a market share of about 24% in heavy trucks and 15% in the medium-heavy segment. Sales in 2005 amounted to about SEK 32.5 billion. The company has 8,900 employees.

The acquisition strengthens the Volvo Group's Asian strategy and is intended to provide the Group with access to Nissan Diesel's dealer and service network in Japan and Southeast Asia, and create a further industrial cooperation with Nissan Diesel in such areas as engines and transmissions.

The study of coordination possibilities carried out jointly by Volvo and Nissan Diesel identified synergies over five years of about EUR 200 M annually, slightly more than SEK 1.8 billion. The major portion of the integration gains is as a result of increased purchasing volumes, but positive effects also arise within product development, engines and drivelines. Other gains arise in that the companies have access to each other’s dealer and service networks, primarily in Asia but also in other parts of the world.

The effect of the acquisition on the Volvo Group cash and cash equivalents amounts to SEK -11.5 billion, whereof SEK -6.0 billion is related to the first quarter 2007 and SEK -5.5 billion relates to the holdings previously reported as shares in an associate company. Volvo is currently reviewing the recognition of certain financial arrangements in Nissan Diesel. This review is estimated to be completed at year-end.

Agreement between Renault Trucks and the GAZ Group On June 19, 2006 Renault Trucks signed a framework agreement granting the GAZ Group of Russia the right to manufacture the Renault dCi 11 engine under license. The engines will be manufactured for the Russian market and the states of the CIS (Commonwealth of Independent States). GAZ Group is a Russian automotive group with operations that include the manufacturing of trucks, buses, construction equipment and cars, and the aim of the agreement is to use Renault Trucks’ engines in various GAZ Group vehicles. The agreement includes the purchase of certain manufacturing machinery and the possibility of using the tooling as well as training.

Volvo plans bus body cooperation in India In 2006, Volvo Bus Corporation and the Indian company Jaico Automobiles have reached an agreement to start a joint company in India for production of bus bodies based on Volvo Buses’ body technology. Volvo Buses will be the majority owner with a 70% stake in the new company, which plans to build a new plant with a capacity of 1,000 bus bodies per year. The bus bodies will primarily be used for Volvo buses and coaches in the Indian market, but the new company will also investigate possibilities to export buses to other Volvo markets. Jaico Automobiles is a company in the Azad Group, which carries out body building production in Bangalore and Jaipur.

Volvo Construction Equipment invests in China In 2006, Volvo Construction Equipment (Volvo CE) signed an agreement covering an equity investment of 70% in Shandong Lingong Construction Machinery Co, a Chinese manufacturer of wheel loaders. In January 2007, it was announced that all necessary regulatory approvals for the equity investment of 70% in Lingong were received and the acquisition closed in 2007. Volvo CE has invested RMB 328 million, corresponding to slightly more than SEK 300 million, in exchange for 70% of the equity in Lingong. China is the world’s largest market for wheel loaders. The total market in 2005 was approximately 110,000 units. Lingong is the fourth largest producer of wheel loaders in China with a comprehensive dealer network throughout the country. In addition to 16 different models of wheel loaders, Lingong also has a smaller range of backhoe loaders, road rollers and excavators. Lingong has around 1,800 employees and in 2005 posted sales of SEK 2 billion.

Strategic decision on closure of Volvo Aero's operations in Bromma In November 2006, it was announced that Volvo Aero had initiated codetermination negotiations with the trade unions relating to the closure of Volvo Aero Engine Services (VAES) in Bromma, Sweden, which conducts overhaul of large aircraft engines. In recent years, the volumes of the engines overhauled in Bromma, the JT8D and JT9D, have declined sharply. Among other actions, VAES has tried to offset the declining volumes through complementing operations with a third engine type, the PW4000, but volumes have not reached the levels required. The company has investigated other possibilities, but all attempts have failed.

VAES in Bromma employs 456 persons, 145 salaried employees and 311 skilled workers. In accordance with the strategic decision, the operations will be gradually phased out during 2007 and in the fourth quarter of 2006, costs amounting to SEK 258 M were recognized.

Annual General Meeting of AB Volvo At the Annual General Meeting of AB Volvo held on April 5, 2006, the Board's proposal to pay a dividend to shareholders of SEK 16.75 per share, a total of about SEK 6,775 M, was approved.

Per-Olof Eriksson, Tom Hedelius, Leif Johansson, Louis Schweitzer and Finn Johnsson were re-elected members of the Board of AB Volvo and Ying Yeh, Philippe Klein and Peter Bijur were newly elected. Finn Johnsson was elected Board Chairman.

The Meeting resolved to establish a share-based incentive program during the second quarter of 2006 for senior executives in the Volvo Group. The program mainly involved that a maximum of 518,000 Series B shares in the Company could be allotted to a maximum of 240 senior executives, including members of the Group Executive Committee. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2006 fiscal year, which been set by the Board. These financial goals were achieved and consequently, full allotment was made during the first quarter of 2007. For more information on share-based incentive programs see “Item 18 - Financial Statements - note 34.”

Volvo Board decided on new financial targets AB Volvo’s Board of Directors has decided to adopt new financial targets for the company. The decision is based on the Board’s assessment that Volvo today has a structurally higher profitability, stronger cash flow and a different risk profile. The Board focuses on three external financial targets covering growth, operating margin and capital structure.

The previous target for operating margin was 5-7% over a business cycle, including the operations within Volvo Financial Services. The new target for operating margin is more than 7% over a business cycle and includes all operations within the Group except Volvo Financial Services, which currently contributes approximately another 1 percentage point. The restricting ratio for net debt to equity has also been increased from 30% of shareholders' equity to 40% of shareholders' equity. With regard to the Group’s growth target, the Board has chosen to retain the target of an annual growth rate of at least 10%.

Recognition of deferred tax asset yields positive earnings effect AB Volvo has decided to recognize a deferred tax asset through effective reversal of a related valuation allowance for deferred tax receivables in the Mack Trucks Inc. subsidiary. The decision is based on the fact that Volvo assesses that the company has a long-term higher profitability. Reporting of the deferred tax asset reduced tax expenses in the income statement in the third quarter of 2006 by SEK 2,048 M. In accordance with prevailing accounting rules, Volvo is adjusting goodwill by SEK 1,712 M, which affects operating income adversely. The combined earnings effect for the third quarter of 2006 was a positive SEK 336 M. Under US GAAP this effect has reduced goodwill. See more in “Item 18 - Financial Statements - Note 38”.

Volvo Group premiered hybrid technology for heavy vehicles In the beginning of March 2006, Volvo Group presented a new, efficient hybrid solution for heavy vehicles. The Volvo Group’s hybrid concept provides maximum fuel-saving effects on routes with frequent braking and accelerations, for example, city bus traffic, city distribution, refuse collection and construction work. Calculations indicate that fuel savings can amount to 35% in these applications.

Volvo Trucks launched new models for the North American market In March 2006 Volvo Trucks announced a broadening of its product program on the North American truck market with the launch of two models with new cab variants for the prestige segment, the Volvo VT830 and Volvo VN730. Both models are intended primarily for owner operators. The launched cab models offer the same interior roominess, and the lower roof provides better aerodynamics and correspondingly improved fuel economy for rigs with low trailers, such as tankers.

Volvo Trucks broadens its business with new, cleaner trucks for distribution Volvo Trucks is aiming to reach a broader clientele outside of the heavy, long-haul segment. In May 2006, Volvo Trucks presented two completely new distribution trucks - the Volvo FL and the Volvo FE. At the same time, a new business concept was introduced for distribution services in urban environments.

The Volvo FL and Volvo FE are cleaner, quieter and safer, which is important for distribution customers who operate primarily in urban areas. Both models meet the environmental requirements according to Euro 4 and Euro 5 emissions standards. The latter legal requirement does not take effect until 2009.

The Volvo FL and Volvo FE are intended for a wider category of customers who do not primarily have transport as their main line of business. For this reason, Volvo Trucks have developed an entirely new business concept that enables the customer to quickly and easily purchase a key-ready truck with a body, rear lift, and a number of support services, such as a service contract.

Launch of new versions of Renault Midlum and Renault Premium Distribution Renault Trucks has launched new versions of the Renault Midlum and Renault Premium Distribution targeted for distribution applications. Among other features, the new vehicles are equipped with completely new cabs, chassis and drivelines.

Renault Trucks has placed heavy emphasis on reducing fuel consumption, and the new trucks are equipped with the new 5- and 7-liter (Renault Midlum) and 7- and 11-liter (Renault Premium Distribution) engines. The new generation of engines meets the Euro 4 emission standard that became effective October 1, 2006. Certain models are also prepared for the Euro 5 standard, which becomes effective in 2009.

World premiere for new Volvo 7700 city bus In June 2006, Volvo Buses premiered the new version of the Volvo 7700 city bus. The Volvo 7700 is available as a 12-meter bus for up to 95 passengers and as an 18-meter articulated bus with space for up to 150 passengers. An important feature is the shift from a 7-liter engine to Volvo’s new 9-liter engine, available in diesel and gas versions, that meets the Euro 4 emission standard. Due to Volvo choosing SCR (Selective Catalytic Reduction) technology, the company can already offer its customers an engine that also meets the proposed Euro 5 emission standard that does not become effective until 2009.

Mack Trucks launches new truck in construction segment Mack Trucks, Inc. is launching a new truck model in the construction segment, the TerraPro Cabover. Mack holds a leading position in the US as a supplier of trucks in this segment. The model is a further development of Mack’s popular MR series and is adapted specially for handling concrete pumping. The new model offers customers a new driver environment including an ergonomic seat, spacious driver cab, effective climate-control system, easily accessible instrument and control panel and substantial storage space. Major emphasis was placed on reducing noise levels and the vibrations that arise during work operations. TerraPro Cabover is equipped with an 11-liter MP7, available in the 325 to 405 hp classes, or the 13-liter MP8 engine, available in the 415 to 485 hp classes. Both engines are approved in accordance with EPA 07.

New wheel loader launched During the fourth quarter Volvo CE launched its largest wheel loader ever, the new L350F replacing the 330E model. The L350F is equipped with Volvos 16 liter engine and with its improved performance it is a very good bundle with the biggest haulers A35 and A40.

Dongfeng Motor Group, Nissan Motor and AB Volvo deepen discussions on possible future cooperation Following Volvo’s acquisition of shares in Nissan Diesel in March 2006 it was announced that AB Volvo, Nissan Motor and Dongfeng Group, intend, together with Chinese authorities to evaluate how to best develop Dongfeng Motor Co Ltd’s commercial vehicle business. Dongfeng Motor Co Ltd is jointly owned by Nissan Motor and Dongfeng Group.

In January 2007, it was announced that Dongfeng Motor Group Company Limited (DFG), Nissan Motor and AB Volvo are deepening discussions on a possible AB Volvo investment in the heavy and medium-duty commercial vehicle business currently operated by Dongfeng Motor Co, Ltd (DFL) - the Chinese joint venture between DFG and Nissan Motor.

Nissan Motor will focus its business on passenger cars and light commercial vehicles and has divested its holding in Nissan Diesel to AB Volvo. Subsequently, DFG, Nissan Motor and AB Volvo initiated discussions at the end of 2006 with the Chinese authorities on the future possible cooperation of the parties. DFG intends to establish more competitive alliances with Nissan and AB Volvo respectively, in order for all parties to achieve the best development in their specialized field.

To move forward on this issue, DFG, Nissan Motor, DFL and AB Volvo also have signed a non-binding framework agreement with the intention of AB Volvo to invest in the heavy and medium-duty commercial vehicle business and future engine business, while Nissan Motor remains committed to the long-term cooperation with DFG regarding passenger vehicles and the light commercial business. Any future definitive agreement regarding such a transaction will be subject to approval by Chinese authorities.

Renault Trucks in agreement with Nissan Motor regarding distribution of light trucks Renault Trucks announced in January 2007 that it had signed a distribution agreement covering the Renault Maxity light-duty vehicle with the manufacturer Nissan Motor. An agreement in principle had been signed in February 2006. Renault Maxity is a cab-over-engine light-duty vehicle developed and produced for Renault Trucks by Nissan Motor. Sales by Renault Trucks’ dealers began in March 2007. Renault Maxity complements Renault Trucks’ existing range of light trucks, comprising Renault Master and Renault Mascott, and is produced in a range of weight classes from 2.8 to 4.5 tons, with three engine alternatives.

Renault Trucks launches new version of lightweight truck In January 2007, Renault Trucks announced the launch of a new version of Renault Mascott. The new Renault Mascott is equipped with a new gearbox, new driveshaft and new engine. Two engine alternatives are available, 130 hp or 150 hp, which meet the European Euro 4 emissions standard. In addition, the Renault Mascott features a new, effective brake system that provides the shortest braking distance in the lightweight truck segment. The Renault Mascott is one of Renault Trucks best sellers in its segment, with nearly 15,000 vehicles sold during 2006. Deliveries of the newest version are expected to start at mid-year 2007.

Volvo finalizes acquisition of Ingersoll Rand’s road development equipment division On April 30, 2007, Volvo concluded the acquisition of US based Ingersoll Rand’s road development equipment division, other than operations in India which followed on May 4. The division will be consolidated in the Volvo Group from May 1, 2007.

Ingersoll Rand’s operations in road development equipment comprise soil and asphalt compactors, asphalt pavers and milling machines as well as material handling equipment such as telescopic handlers and rough terrain forklifts. The purchase consideration for the assets amounts to about USD 1.3 billion, about SEK 8.8 billion.

Ingersoll Rand’s road development division - with production facilities in the US, Germany, India and China - has about 2,000 employees. Operations posted sales in 2006 of USD 864 million, about SEK 6.4 billion, with operating profit of USD 101 M, about SEK 745 million.

Decisions on several major investments The Volvo Group is investing a total of SEK 935 M in an assembly facility for trucks in Russia. The new facility will have a capacity of 10,000 Volvo trucks and 5,000 Renault trucks per year. The facility will be located in the city of Kaluga, approximately 200 kilometers southwest of Moscow, and is scheduled to be completed in 2009.

AB Volvo’s Board of Directors has decided to invest SEK 530 M in subsidiary Renault Trucks’ cab plant in Blainville, France. The investment is being made to increase capacity and comprises both assembly and painting. Renault Trucks’ cab plant in Blainville produces cabs for all of Renault Truck’s truck models.

Over the next three years, Volvo Construction Equipment (Volvo CE) will invest nearly SEK 1.1 billion in its Component Division in Eskilstuna, Sweden. The Component Division develops and manufactures power trains - i.e. axles and transmissions - for Volvo construction equipment.

Annual General Meeting of AB Volvo At the Annual General Meeting of AB Volvo held on April 4, 2007, the Board’s proposal was approved to pay an ordinary dividend to the shareholders of SEK 25.00 per share and a 6:1 share-split with automatic redemption, in which the sixth share is redeemed by AB Volvo for SEK 25.00 per share.

Peter Bijur, Per-Olof Eriksson, Tom Hedelius, Leif Johansson, Finn Johnsson, Philippe Klein, Louis Schweitzer and Ying Yeh were reelected members of the Board of AB Volvo and Lars Westerberg newly elected. Finn Johnsson was elected Board Chairman.

PricewaterhouseCoopers AB was elected as auditors for an additional three-year period.

The Board’s Chairman Finn Johnsson, Carl-Olof By, representing Svenska Handelsbanken and others, Lars Förberg, representing Violet Partners, Björn Lindh, representing SEB funds/Trygg Förs’kring and Thierry Moulonguet, representing Renault s.a.s. were elected as members of the Election Committee.

The Meeting resolved to establish a new share-based incentive program during the second quarter of 2007 for senior executives in the Volvo Group. The program mainly involves that a maximum of 2,590,000 Series B shares in the Company could be allotted to a maximum of 240 senior executives, including members of Group Management, during the first six months of 2008. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2007 fiscal year and which are set by the Board. If these goals are fulfilled in their entirely and if the price of the Volvo B share at the time of allotment is SEK 114.80, the costs for the program will amount to about SEK 353 M. So that Volvo shall be able to meet its commitment in accordance with the program, with limited cash flow effect, the Meeting further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program.

Capital Expenditures

The following table sets forth the Group’s aggregate capital expenditures for property, plant and equipment, intangible assets and assets under operating leases, by principal business areas for each of the three years ended December 31:

	2004	2005	2006
	(In millions of SEK)
Capital expenditures
Trucks	5,030	7,190	6,260
Buses	176	250	263
Construction Equipment	1,158	906	1,580
Volvo Penta	297	243	248
Volvo Aero	801	904	843
Financial Services	4,784	386	999
Other and corporate capital expenditures	237	4,972	3.841
Group total	12,483	14,851	14,034

Investment projects were principally for plant and machinery for the production, design and development of commercial vehicles and machinery. The following table illustrates the geographic distribution of the capital expenditures:

	2004	2005	2006
	(In millions of SEK)
Sweden	3,690	5,935	3,970
Europe (excluding Sweden)	6,305	5,770	7,395
North America	1,835	2,451	1,851
Other countries	653	695	818
Group total	12,483	14,851	14,034

Capital expenditures for property, plant and equipment in 2006, amounted to SEK 6.3 billion (SEK 6.8 billion in 2005 and SEK, 5.8 billion in 2004). Capital expenditures in Trucks, which amounted to SEK 3.8 billion ( SEK 4.5 billion in 2005 and SEK 3.5 billion in 2004), were made in new top coat line for cabs in Umeå, Sweden, increasing the number of Volvo Truck centers (mainly in Europe), energy saving investments in the Macungie-plant in North America and development of production sites within Renault Trucks including the move from Villaverde to Bourg-en-Bresse. Trucks’ capital expenditures also included investments related to the new emission standards Euro4 and US’07, the final stage of the modification in the Hagerstown plant for engines and transmissions in North America and also investments related to new products. Capital expenditures increased in Construction Equipment from SEK 0.8 billion in 2005 and SEK 1.0 billion in 2004 to SEK 1.3 billion. The main part of the investments refers to capacity increases and a new generation of Excavators, the C-series. In Volvo Aero the level of capital expenditures increased from SEK 0.3 billion in 2005 and SEK 0.2 billion in 2004 to SEK 0.4 billion. Investments in Buses increased from SEK 0.1 billion in 2005 and 2004 to SEK 0.2 billion and increased in Volvo Penta from SEK 0.1 billion in 2005 and SEK 0.2 billion in 2004 to SEK 0.3 billion. Approved future capital expenditures amounting to SEK 6.8 billion (SEK 7.8 billion in 2005 and SEK 8.2 billion in 2004) relate mainly to investments for the next generation of trucks and engines.

Capital expenditures for intangible assets, mainly product and software development, amounted to SEK 3.1 billion (SEK 3.5 billion in 2005 and SEK 2.3 billion 2004). The capital expenditures were distributed among Trucks SEK 2.0 billion (SEK 2.4 billion in 2005 and SEK 1.2 billion in 2004), Buses SEK 0.2 billion (SEK 0.1 billion in 2005 and SEK 0.1 billion in 2004), Construction Equipment SEK 0.3 billion (SEK 0.2 billion in 2005 and SEK 0.1 billion in 2004) and Volvo Penta SEK 0.1 billion (SEK 0.1 billion in 2005 and SEK 0.1 billion in 2004) and Volvo Aero SEK 0.4 billion ( SEK 0.6 billion in 2005 and SEK 0.6 billion in 2004). A major part of those investments refers to entrance fees for phase two of the new GEnx engine in cooperation with General Electric.

Capital expenditures for assets under operating leases amounted to SEK 4.6 billion (SEK 4.5 billion in 2005 and SEK 4.4 billion in 2004). The capital expenditures pertained mainly to vehicles and machines subject to new operating lease contracts with external customers within Financial Services’ operations in North America and Western Europe.

Capital expenditures currently in progress are shown in “Item 5.B - Liquidity and Capital Resources”.

4.B.    Business Overview

General

2006 was an exam year for the strategy of the Volvo Group. A new generation of products would be on the market, developed and produced in a new industrial structure. The new engines would have to meet the dramatically more stringent emission standards in Europe, the US and Japan. As anticipated, it was an industrious year and a record year in many respects.

Challenging assignment Already at the acquisition of Renault Trucks and Mack six years ago, we knew that the road ahead was going to be challenging. We faced the integration of thousands of employees into new units, changing from three different production systems for engines to one common system, shrinking the engine families from 18 to two and coordinating the truck companies’ purchasing, product planning and product development in a new unit. In addition, the units for IT, logistics and spare parts were assigned to take a Group-wide lead for coordination within their areas. All these actions were aimed at gaining maximum benefit from technical resources and our combined volumes.

Volvo also had aggressive plans to strengthen and expand the dealer network to provide better service to customers and promote its products in new markets.

New and more efficient structure Accordingly, there were many reasons for concern at the beginning of 2006. We had never previously implemented such a comprehensive product renewal. We phased in new production systems at the same time as we phased out the old. This was in a booming business climate, with plants operating at peak capacity. Concurrently, we put time and resources into the investments in Asia and Eastern Europe.

In all significant respects, we carried out the changeovers as scheduled and although they increased costs temporarily our new products rolled out in a proper manner. The Group is now well integrated and our own as well as independent dealers have had a highly positive development.

Products The solid order bookings at the end of 2006 and beginning of 2007 demonstrate the strength of the new product generation. The diesel engines are leading in fuel efficiency and provide competitive advantages for all of the Group’s vehicles and equipment. As a result of the more efficient structure, we have been able to free up resources to develop more customer-adapted variants, which further strengthen competitive positions. As a result of the increased benefits for the customer, we believe we have been able to price our vehicles, equipment and services at the right levels.

Group-wide production The changes implemented are not solely significant structurally, but also important for the internal transfer of know-how. Increased coordination and common technical solutions have resulted in improved quality. Step by step we are developing a Group-wide production method based on standardization, best practice and a common corporate culture.

Aggressive strategy for growth The strategy to reach the growth target is to grow geographically and at the same time broaden our offering to customers. We are targeting organic growth of earnings of 5-6 percent annually and to obtain the remaining percent through acquisitions. In line with this, the Board has sought a distinct balance between the need for financial freedom of action for long-term value growth and an attractive level for annual share dividends.

Geographically, we are targeting the fast-growing economies in Eastern Europe and Asia.

The economies in Eastern Europe are in a very dynamic phase and new transport patterns are being established. For many years we have been active in this region extending the dealer network and services. This is now bearing fruit. The nearly 40 percent sales increase during 2006 is evidence that we are taking a share of the rapid economic growth.

Major potential in Asia Since the quality and emissions standards in countries such as China and India are still relatively low, the challenge in these countries is greater. Pricing is different and local manufacturing is a necessity for competing with domestic producers. However, in the long term we see the greatest potential for growth in Asia. A favorable sign for the environment and our development is China’s ambition to establish more stringent emission standards.

In general, we foresee an increasing global harmonization of technical as well as environmental demands, which strengthens our position since we believe we have gone further than the competition in developing a global product program. With investments in India and China, we aim to share in their growing economies, in the manner that we are now experiencing in Eastern Europe.

In order to strengthen our position in Asia, we have taken several steps of significant strategic importance. Within the truck segment, we established a strategic alliance with Japanese Nissan Diesel. To start with, we acquired a 19 percent holding in Nissan Diesel and in February, 2007, we made a public offer for the whole company. When the acceptance period for Volvo’s offer for Nissan Diesel expired, Volvo had received a total of roughly 96 % of the shares outstanding. A process is now being initiated to redeem the remaining shares outstanding. Nissan Diesel will be consolidated in the balance sheet of the Volvo Group as of the first quarter of 2007. Sales and earnings will be reported as of the interim report for the second quarter 2007. The cooperation with Nissan Diesel has also resulted in more in-depth discussions about future coordination with China’s largest truck manufacturer, Dongfeng Motors.

In China we have also entered an exciting new phase through the purchase of 70 percent of the Chinese wheel loader manufacturer Lingong. As the first foreign manufacturer of construction equipment, we gain a base with a nationwide dealer network in China.

Broader offering to customers Parallel with investments on new markets, we are increasing efforts to expand our offering of services, accessories and spare parts. We view this as our greatest possibility to create long-term growth in established markets. In this respect, we are working with intensifying cooperation with customers to develop broader business solutions. Customer financing is an important component in this respect and for expansion in markets with a less developed credit system. An important part of our strategy for increased profitability is the growth of services, accessories and spare parts.

Market overview

Global economic trend The global economy continues to register solid growth. In recent years, global GDP growth has ranged from 4 percent to 5 percent, the highest level since the 1970s. The positive trend is evident in most global regions but is particularly noticeable in China, Eastern Europe and other emerging markets.

Transport requirements Social developments worldwide are fuelling an expansion in trade, locally as well as among regions and continents. The growth in trade is creating higher transport requirements, both for goods and people.

Transport vehicle requirements are cyclical but the industry has an underlying growth rate of about 4 percent annually in mature markets over a business cycle. In growth regions such as Asia and Eastern Europe, the growth rate is considerably higher.

Commodity prices Rapid growth in the global economy has resulted in high demand for energy. Oil prices have risen sharply in recent years, with a peak price of USD 75 per barrel in summer 2006. Price levels have fallen since then, reaching about USD 59 per barrel at year-end 2006. While at the same time that there is a high demand for energy, the supply is limited, due partly to the political unrest in the Middle East, which affects prices. The prices of raw materials, such as metals and rubber, also rose during the year.

Fuel costs are a significant part of the operating cost for many of Volvo Group's customers. Generally, Volvo Group customers have proven skillful in offsetting fuel costs.

An industry in flux The transport industry is moving through a process of change in which increasingly stringent environmental standards are a major driving force. Substantial investments are required for R&D programs involving new technologies to reduce emissions from vehicles and for the development of alternative fuels and drivelines. To meet these challenges, consolidation is in progress among manufacturers through mergers and acquisitions.

In mature markets in the US and Europe, consolidation in the truck industry has been in progress over a number of decades and has made substantial progress. In other regions or sectors - such as Asia or the construction industry - the pressure to consolidate is expected to increase.

Meanwhile, new competitors have emerged as major regional players in growth markets with the aim of becoming global players. Restructuring creates the potential for the Volvo Group to further strengthen its positions in each business area by means of acquisitions.

Growth markets The Volvo Group’s goal is to be the world’s leading supplier of commercial transport solutions. Volvo currently has well-established positions in the European and North American markets. However, the most rapid growth is occurring in regions in which the Group had very limited operations ten or 15 years ago. The Volvo Group plans to expand in these markets - in Asia, for example.

China and India are examples of markets that are already considerably large and will prove even more important for the Volvo Group’s future growth. In addition, Eastern European markets are showing steep growth and the Group is well positioned to capitalize on expansion in these markets.

Sales by Geographical Areas

The following table sets forth the geographic distribution of the Volvo Group’s net sales. Sales are shown based upon the market where the customer is located.

	2004	2005	2006
Market area:	(in millions of SEK)
Western Europe	108,015	112,037	121,921
Eastern Europe	11,062	11,986	16,421
North America	54,769	69,743	74,928
South America	7,338	12,479	13,159
Asia	20,789	22,699	19,655
Other markets	9,103	11,615	12,751
Total	211,076	240,559	258,835

Strategy

The Volvo Group’s customers mainly conduct transport-related operations. They impose rigorous requirements on both products and services. In a competitive market, customer satisfaction is a key factor, since it assures future sales and is essential for healthy profitability.

Developing and broadening cooperation with customers Close cooperation with customers is decisive for enabling the Volvo Group to better understand their needs and meet their expectations with the right products and services.

Quality in the Volvo Group’s offering is also linked to how customers are treated and how services are performed. While product characteristics and quality are of key importance, it is above all the people in the Volvo Group, and their skills, values, attitudes and conduct, which create success.

The Group must constantly be able to offer customers the solutions that are best commercially for their operations. At the same time, customers’ experience of the brands should be consistent and in line with the Group’s basic values. This applies both within the Group and at dealerships. Accordingly, the Volvo Group works continuously to develop its dealership network with the aim of further improving its service to customers.

Building strong relations with key customers The Volvo Group strives to forge closer relations with key customers. There are several advantages; the Group can support customers’ growth even more effectively than before, while simultaneously helping to broaden the offering of products and services to existing customers. In this way, the Volvo Group can benefit from its broad range of products and services and establish synergies with key customers.

Profitable growth Since 2001, the Volvo Group has had an average annual earnings growth rate of 7 percent, which has been achieved through both organic growth and acquisitions. The Volvo Group’s objective is to continue growing with a focus on profitability. The growth target is 10 percent annually over a business cycle, to be achieved through organic growth and through acquisitions at approximately equal proportions.

Expanding geographic coverage and product offering The Volvo Group holds established positions in markets in Europe and North America. Today, however, the most rapid growth is occurring in markets where the Group had very little business only ten to 15 years ago. In growth markets, a stronger position and increased market shares are to be achieved by attracting new customers and through strategic alliances. The Group is making large investments in the dealer and service networks and concurrently carrying out a number of acquisitions. The aim is for markets outside Europe and North America, such as India, Japan, China and Russia, to account for a substantial portion of the Group’s total sales in the long term.

The aim in established markets is for an expanded customer offering, with an increased proportion of sales in the aftermarket and a high proportion of services to contribute to achieving the growth target. Strong brands increase customers’ trust and create loyalty to the Group’s products and services, thereby supporting profitable long-term growth.

Activities during a business cycle The sectors in which the Volvo Group operates are exposed to economic fluctuations. The Volvo Group endeavors to actively handle both upswings and downturns in each sector to achieve better profitability. The strategy of developing aftermarket services and growing in new markets enables the Group to achieve a more favorable balance between all the phases of a business cycle.

Renewal and concept development Development of innovative technology is the key to success for new generations of products, and to maintaining market-leading positions in the future. Efforts are constantly under way within the Group to improve the performance of products and thereby strengthen competitiveness. At the same time, research looking even further into the future is conducted in order to achieve new technical breakthroughs.

The Volvo Group cooperates worldwide with a large number of external partners in projects and forums that allow experience to be exchanged and contact to be made with cutting-edge technologies and innovations. The Volvo Group will continue to actively exchange information with many different players, such as universities, research institutes, customers, suppliers and government authorities.

Providing a complete, customer-oriented offering For a global organization such as the Volvo Group, product planning must ensure that the right products with the right specifications are offered in the right markets. Accordingly, products typically offer an extensive range of customer adaptations. Product adaptation supports the distinctive features of each brand and its competitive advantages as seen from the customer’s perspective.

Improving fuel efficiency and increasing the use of alternative fuels It is a major challenge to create a sustainable society that does not jeopardize the environment for future generations. The Volvo Group is a driving force within the transport industry in such areas as energy and the environment. This undertaking seeks to attain a gradual transition from fossil fuels, such as oil and natural gas, to fuels from renewable sources and hybrid drive systems.

Enhancing productivity and cost-efficiency The Volvo Group strives to continuously optimize cost-efficiency and productivity in all parts of its operations. This contributes to increased profitability and improves the Group’s capacity to handle economic fluctuations.

Part of the internal cost-efficiency work involves reducing production costs and costs for sales and administration. Product costs must be constantly scrutinized and kept to a minimum to generate competitiveness without compromising on quality.

The Volvo Group strives to be characterized by the highest quality. Getting it right from the start increases customer satisfaction, keeps costs down and saves time and energy.

The Volvo Group plans to continue with the introduction of the Volvo Production System (VPS), which was designed to establish common production processes throughout the Group. VPS increases flexibility and efficiency in the industrial organization. It is also expected that VPS will create value for customers through improved quality, more reliable deliveries and reduced costs.

Execution in focus A key competitive advantage in the commercial transport sector is the capacity to be efficient and suited to purpose. The Volvo Group’s capacity to handle development projects, combined with its ability to rapidly introduce processes for new ways of working, contributes to improved results.

Maintaining expertise The Volvo Group is growing in new geographic markets and developing new technology, as well as meeting a number of demographic challenges. It is therefore vital to develop the appropriate expertise to assure the Group’s future competitiveness.

Diversity is a commercial driving force and a source of international competitiveness and hence profitability. The Volvo Group is increasing its efforts to benefit from the strength that stems from diversity in terms of gender, age, ethnic background and education, among other areas.

The quality of leadership is another key success factor for the Volvo Group’s capacity to generate future business.

Summary of Group Businesses

Volvo Trucks. Volvo began manufacturing trucks in 1928 and specializes in heavy trucks, with gross vehicle weight above 16 tons. Volvo Trucks products are marketed in more than 130 countries. The largest markets are Europe and North America.

Renault Trucks. Renault Trucks traces its origin to the Berliet and Renault companies founded in 1895 and 1898, respectively. With a product program that ranges from light trucks for city distribution to heavy long-haul trucks and military vehicles, Renault Trucks has the ability to meet the specific requirements of all types of road transport. Renault Trucks’ largest market is Europe.

Mack Trucks. Mack Trucks is one of the largest manufacturers of heavy-duty trucks primarily for construction, refuse and heavy regional transports. Since its founding in 1900, Mack has built on its reputation of strength and durability to become one of the leading heavy-duty truck brands in the North American market. In the US, Mack is a leader in the vocational segments of the heavy-duty truck market.

Buses. Volvo Buses has a broad range of modern buses that offer efficient transport solutions. The product offering includes complete buses and chassis for city and intercity traffic as well as coaches. Volvo Buses’ largest markets are Europe and North America.

Construction Equipment. Volvo CE’s products, spare parts and services are offered worldwide in more than 125 markets through proprietary or independent dealerships. Customers are using the products in a number of different applications including general construction, road construction and maintenance, forestry, demolition, waste handling, material handling and extraction. Volvo Construction Equipment’s largest markets are Europe and North America.

Volvo Penta. Volvo Penta offers complete power systems and service for leisure boats, workboats and industrial applications such as power-generating equipment. Volvo Penta operates within three areas of activity: Marine Leisure, Marine Commercial and Industrial. The major markets for Volvo Penta are Europe and North America.

Volvo Aero. Volvo Aero specializes in a number of highly advanced components for aircraft engines and space rockets. More than 90% of all new large commercial aircraft are equipped with engine components from Volvo Aero. Volvo Aero also has a substantial after-market.

Financial Services. Volvo Financial Services (VFS) offers traditional financial services such as installment contracts, operating and financial leasing and dealer financing. In many markets, insurance and rental services and other offerings are also available.

Trucks

The total market. The number of trucks sold in 2006 reached record levels primarily in Europe and North America, exceeding the previous all-time-highs reported in 2005. Demand in Europe seems to be continuing on this positive trend. Particularly noteworthy in this respect is that the new EU members in Eastern Europe are reporting sharp increases in truck sales.

Developments in Asia in 2006 point to favorable economic growth in several markets, with major markets such as China and India reporting rising sales of heavy trucks.

In Brazil truck sales declined due to such factors as a strong domestic currency in relation to the USD, resulting in problems for key agricultural exports.

In 2006 the total market in Europe 27 increased by 7%, amounting to 295,038 (276,822) vehicles, whereof Western Europe grew by 4% and the new EU countries advancing a full 34%. Moreover, in Russia the number of imported trucks increased by approximately 90%.

In North America, the overall market for heavy trucks (class 8) in 2006 rose 13% to 348,866 (307,973), with the USA reporting growth of 12% to 284,008 vehicles (252,792).

The Brazilian market retreated 9% to 39,873 vehicles in 2006. Among the major markets in Asia, Japan grew 6%, China 29% and India 41%. In the Middle East, however, the overall market fell 50%, due largely to the decline in Iran, which fell by a full 94%.

Business environment. In all of Europe, there is a strongly increasing need for transport, particularly between east and west, resulting in increased demand for heavy trucks. A significant factor is the strong economic trend in Europe. The strongest growth is seen in Eastern Europe, where the new EU member states are major contributors. Eastern European countries outside the EU also showed a very positive trend and are expected to show continued strong demand for transports and thus heavy trucks during 2007.

Demand in the North American market is expected to decline sharply during the first half of 2007 as a consequence of pre-buying during 2006. Demand in the second half of the year remains difficult to assess.

In 2006, Trucks accounted for 67% of Volvo’s sales.

Volvo Trucks. Product renewal within Volvo Trucks has been intensive in recent years. Volvo Trucks has invested a total of more than SEK 9 billion in product renewal and product improvement over the past five years.

The 2006 fiscal year was characterized by continued launching of new products following an intensive 2005 when the new Volvo FH and Volvo FM were introduced in Europe, Volvo VT in North America and a modification of Volvo VM in Brazil.

First out in 2006 was an upgraded version of the flagship, Volvo FH16. It is equipped with a new 16-liter engine with up to 660 hp, which makes it the world’s most powerful mass-produced truck.

The corresponding flagship for the US market is the Volvo VT series, which was launched in 2005. With its 625 hp, the Volvo VT is the most powerful truck in the US. During the year, the product program was further developed and the offering broadened to include more cab variations, such as a mid-roof cab, to satisfy more customer segments.

In terms of environment, Volvo Trucks is continuing developments within the truck sector. The new engine program not only complies with the new environmental legislation in Europe, but also has considerably lower fuel consumption than its predecessors.

On January 1, 2007, new emission regulations were introduced in the US. In order to meet these regulations, Volvo Trucks launched a completely new engine program for the North American market. Volvo I-Shift was also presented to US customers, which is the first automatic Volvo gearbox to be introduced in North America.

During 2006, the Volvo FL and Volvo FE were also introduced in Europe and are aimed at a broader category of distribution customers, for example, tradesmen, fruit traders and bakers. For the benefit of these customers, Volvo Trucks has developed a completely new business concept, which facilitates the rapid and simple purchase of key-in-hand trucks equipped with bodies, tail lift and all types of support services, for example, service contracts.

During 2006, Volvo Trucks delivered 105,519 trucks, an increase of 1.7% compared with a year earlier. Deliveries rose 15.5% in North America and 15.4% in Europe. Deliveries in Asia decreased by 57.5%, due largely to the decline in Iran.

Strategic development - VolvoTrucks. The ambitions for 2007 are:

•	Manage the expected sharp decrease in demand in North America.

•	Ensure production capacity for a continued strong European market.

•	Continue developing customer relations in line with the implemented dealer strategy.

•	Stronger focus on communicating the company's core values.

Renault Trucks. Renault Trucks is a high-profile specialist in four segments: City Distribution, Regional Distribution, Construction Transport and Long-Distance Transport. In 2006, Renault completed the renewal of all products, a program that met with enthusiastic customer response. This program commenced just three years ago with the Renault Master, and subsequently with the Mascott in 2004 (City Distribution), and then with Magnum and Premium Route (Long-Distance Transport) in 2005 and finally with Midlum, Premium Distribution (Distribution) as well as Lander and Kerax (Construction) during 2006.

The past year also marked the introduction of the Euro 4 standard and incentive for Euro 5, while at the same time the sale of certain versions were terminated.

Deliveries by Renault Trucks amounted to 77,574 vehicles, which was 4.1% more than a year earlier. Deliveries in Europe rose 6.8% to 65,189 trucks, while deliveries in the rest of the world decreased by 8.1% to 12,385.

Strategic development - Renault Trucks. The ambitions for 2007 are:

•	Achieve the Service Quality program.

•	Improve brand image based on the new product portfolio and quality achievements.

•	Harvest the benefits of the totally renewed range.

•	Launch successfully the new Renault Maxity.

•	Develop soft products sales.

•	Implement cost reduction plan.

•	Secure the product cost-reduction plan.

Mack Trucks. In 2006, the most rapid and comprehensive product renewal in Mack’s 106-year history continued, as the company brought to market its new highway application tractor, redesigned construction application offering, and new engine technology designed to meet the stringent US’07 emissions regulations.

The Pinnacle model highway tractor and the Granite model straight truck each feature entirely new driver environments based on extensive research of customer preferences and ergonomics - with more belly and leg room, easier-to-read instrument displays, and more storage among the improvements.

Mack offered its concrete customers an important safety improvement in 2006 with the introduction of the Mack Road Stability Advantage (RSA) system for concrete mixers. Designed to reduce the potential for rollover incidents and enhance profitability, the full electronic stability system is the first of its kind in the vocational segment of the heavy-duty truck market in North America. In addition to making RSA available to concrete mixer customers, Mack also announced in 2006 that it was making the system standard on all of its highway tractors.

During 2006, a number of new product programs were launched through which Mack Trucks - in cooperation with transport companies - provides support and assistance regarding the availability of spare parts and service. These include MV Preferred and Mack Credit Card offerings, which simplify the purchase of spare parts and service repairs, while simultaneously providing customers with tools for reporting, monitoring and controlling costs.

In addition to the optimal development of in-house operations, the distribution network continues to be improved to be able to manage variations in economic conditions. Since 2001, Mack Trucks’ independent dealers have jointly invested more than USD 50 M, or approximately SEK 370 M, in new facilities, modernization and extension of existing facilities and retraining programs for sales personnel. Combined with the extended offering of accessories and services, these improvements permit dealers to raise sales of aftermarket products and services and boost the level of absorption throughout the network. This will dampen the effects of the expected significant decline in sales of new trucks during the first half of 2007.

Deliveries by Mack Trucks amounted to 36,838 vehicles, which was 1.6% more than a year earlier.

Strategic development - Mack Trucks. The ambitions for 2007 are:

•	Manage the challenges throughout operations arising from the market cycle, while maintaining profitability and cost control.

•	Continue working with the completion of Mack Trucks’ product renewal.

•	Continue the development of the North American dealer network to strengthen sales, customer support and aftermarket services.

•	Continuing growth in Mack Trucks’ international operations.

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

Production. The following table sets forth, by series, the number of trucks produced by Mack, Renault and Volvo during each of the years 2002 through 2006.

Number of trucks produced	2002	2003	2004	2005	2006
Volvo FL, FE-series	5,640	4,820	4,980	5,052	4,799
Volvo FL7, 10, and 12-series and FM7, 9, 10, and 12-series	15,300	17,480	19,150	20,102	20,704
Volvo FH-series	31,880	33,720	45,010	42,951	41,302
Volvo NL and NH-series	1,490	1,940	1,170	2,312	556
Volvo VN, VT series and VHD	14,300	17,080	25,640	32,256	37,281
Volvo VM	-	400	1,600	1,842	2242
Total	68,610	75,440	97,550	104,515	106,884
Mack CH/CHN	7,540	1,744	2,006	3,786	3,880
Mack CL	288	64	170	364	584
Mack Vision	2,523	4,811	7,283	9,403	8,394
Mack Granite	4,592	6,217	10,935	16,568	17,019
Mack Pinnacle	-	-	-	-	1,076
Mack DM	528	458	519	365	1
Mack DMM	47	-	-	-	-
Mack LE	1,084	964	849	1,238	937
Mack MR	1,668	2,034	2,603	3,325	3,901
Mack RB	103	130	130	23	-
Mack RD	2,298	921	17
Mack RD8	35	54	4
Other	-	1,122	1,121	1,126	976
Total	20,706	18,519	25,637	36,198	36,768
Renault Kerax	7,677	6,674	7,063	8,800	9,732
Renault Midlum	12,545	12,801	16,018	15,484	12,696
Renault Premium	16,150	15,567	17,250	18,991	23,253
Renault Magnum	7,848	7,516	8,801	8,208	7,000
Total	44,220	42,558	49,132	51,483	52,681
Total Volvo, Mack and Renault	133,536	136,517	172,319	192,196	196,333

Production and capacity. Production of trucks in 2006 amounted to 106,884 Volvo Trucks (104,515), 52,681 Renault Trucks (51,483) and 36,768 Mack Trucks (36,198). In addition, Renault Trucks also distributes the Renault Mascott and Renault Master trucks, which are produced by Renault SAS, and the SISU trucks.

In August 2006, a new plant was opened in Durban, South Africa, at which Volvo FM and Volvo FH trucks will be assembled.

In 2006 Volvo Trucks announced its intention to make all production units in Europe carbon-dioxide neutral. In 2005 Volvo presented the initiative to make the truck plant in Tuve, Göteborg, carbon-dioxide neutral. The investments also comprise energy deliveries from windpower plants.

Renault Trucks’ deliveries and productivity were affected negatively by extensive production changes in the industrial system in conjunction with the introduction of new truck models and engines. During the fourth quarter of 2006, phasing out of the Renault Kerax plant in Villaverde was completed. Assembly of Renault Trucks’ heavy truck program was thus concentrated to the plant in Bourg-en-Bresse. The current focus is on improving productivity and ensuring delivery capacity to meet the strong demand.

With regard to Mack Trucks, manufacturing operations at the Macungie plant reached record levels in summer 2006, with output reaching 107 construction vehicles daily. Higher demand was partly due to purchases ahead of the introduction of new emission regulations in January 2007. The production of Mack’s long-distance trucks also increased at New River Valley, but manufacturing was negatively impacted by the capacity limits of suppliers in delivering key components.

Plans were announced in the fourth quarter to downsize the workforce in the North American production facilities. This move was part of preparations ahead of an anticipated decline in demand in conjunction with new emission regulations. The reduction of the workforce by 450 employees at the Macungie plant took place during the fourth quarter of 2006 and first quarter of 2007. In the first quarter of 2007, order bookings in North America remained low as expected, since customers are hesitant when it comes to ordering trucks with the new engines that meet the US07 emissions requirements. In North America, production cutbacks were implemented to adapt build rates to the currently lower demand in the market. There have also been disturbances in conjunction with production realignments and delays in the introduction of trucks with the new generation of engines. To assure the quality of the new products, a slow increase in the delivery rate will take place over the next few months.

Markets and Sales. In 2006, Trucks accounted for 67% of Volvo’s sales. Volvo’s truck operations’ sales by principal geographic market area and operating income for the years 2004, 2005 and 2006 are set forth in the following table:

	2004	2005	2006
	(In millions of SEK)
Western Europe	68,664	70,567	75,157
Eastern Europe	8,767	9,139	13,166
North America	35,154	46,129	50,605
South America	5,223	7,657	9,213
Asia	12,378	13,551	8,975
Other markets	6,693	8,353	9,190
Total sales	136,879	155,396	166,306
Operating income	8,992	11,717	12,657

Total deliveries from the Group’s truck operations amounted to 219,931 trucks in 2006, an increase of 2.5% compared with 2005. In Europe, 114,417 trucks were delivered, compared with 103,622 trucks in 2005. Deliveries in North America were up 8.5% compared with 2005 and totaled 70,499 trucks. Deliveries in Asia decreased by 50.1% due primarily to the decline in Iran. During 2006, 12,817 trucks were sold in Asia, compared to 25,706 in 2005.

Buses

The total market. The total global bus market remained at a high level in most parts of the world in 2006, but there are signs that globally the business cycle in the bus industry is now nearing its peak and will soon turn downward. However, economic growth in Asia remains strong and bus sales continue to rise in many countries.

General. Volvo Buses' product line comprises complete buses, bus chassis and bodies for various applications such as city, intercity buses and coaches as well as related services. Priority is given to transport economy, reliability and environmental characteristics in the development of products of Volvo Buses. Buses’ customers are primarily bus operators with vehicle fleets varying from a single bus up to as many as 20,000 buses.

With today’s high fuel prices, Volvo Buses’ customers' focus is on fuel consumption. Volvo has chosen the SCR (Selective Catalytic Reduction) technology to meet the new emissions standards, primarily because fuel consumption is then lower. Combined with improvements in gearboxes and drive shafts, fuel costs are reduced for customers.

Volvo Buses is a leader in environmentally sound engines. Already today, customers can purchase Volvo engines meeting emissions standards that are not proposed to become effective until 2009. In addition, a new gas engine with very low emission levels was released during the year, an engine that can operate on biogas from renewable energy sources.

During the year, Volvo Buses introduced its first city bus in India. The city of Bangalore purchased 50 modern, air-conditioned city buses with low entry.

In 2006, Buses accounted for 7% of Volvo’s sales.

Business environment. The trend toward larger bus operators continues. They are focusing increasingly on lifecycle costs, which increases the demand for fuel economy, quality and aftermarket services.

Regional authorities place high demand with regard to the environmental impact of buses. As a result, an increasing number of bus manufacturers are conducting research and developing buses with alternative drivelines and for alternative fuels.

Strategic development. Volvo Buses' ambition for 2007 is to:

•	Continue the implementation of the earnings-improvement program within Volvo Buses.

•	Shorten lead times from order to invoicing.

•	Further strengthen positions in China and India.

•	All employees shall be involved in the Operational Development program.

Products. Volvo Buses has a broad range of modern buses that offer efficient transport solutions. The product offering includes complete buses and chassis for city and intercity traffic, as well as coaches.

In the coach segment, a stylish exterior and interior design of the bus is important for passenger satisfaction. During 2006, the Volvo 9700 and Volvo 9900 were launched with a new exterior design and with a broad range of interior design options. Volvo Bus was also first in the bus world to introduce front underrun protection that reduces the risk of injuries to drivers and passengers in an automobile in a frontal collision with a bus. The 7700 city bus was also redesigned and equipped with a new 9-liter engine, which provides for more comfortable and efficient driving in city traffic.

Volvo Buses’ subsidiary in Canada, Nova Bus, launched an articulated version of its city bus Nova LFS during the year.

Production and capacity. During the year, Volvo produced 10,440 buses (10,406) and bus chassis. The company decided during the year to start a joint-venture company in India that will build a plant in the country for production of bus bodies, primarily for the Indian market.

Markets and Sales. Sales by Volvo Buses by principal geographic market area and operating income for the years 2004, 2005 and 2006 are set forth in the following table:

	2004	2005	2006
	(In millions of SEK)
Western Europe	6,422	6,564	6,975
Eastern Europe	526	578	534
North America	2,960	4,247	4,910
South America	521	2,641	1,537
Asia	1,632	1,612	2,003
Other markets	661	947	897
Total sales	12,722	16,589	16,856
Operating income	158	470	633

Volvo delivered 10,360 buses and bus chassis (10,675) in 2006. Higher sales were reported mainly in North America, South America and Asia. During the year, 1,300 of an order for 2,000 midi-buses were delivered to Shanghai in China.

Volvo Buses market shares were strengthened in, for example, Mexico, China and North America. In contrast, the business area lost market shares in Europe, due mostly to intense price competition. However, Volvo Buses is still the market leader in the Nordic region and the UK.

Volvo CE

The total market. Market conditions were once again favorable in 2006. The total market for Volvo CE’s product segments rose by 10%. The market declined by 4% in North America and rose by 11% in Europe, while other markets rose by 21%. The growth was attributable to overall positive business conditions for the industry.

Public and private investments in infrastructural projects contributed to the sales increase for heavy construction machines. The North American market for heavy construction machines grew by 3%, while the European market increased by 15%. Other markets rose 22%.

During 2006, the total market for compact construction equipment increased by 6%, compared with the preceding year. The North American market decreased by 8% while the European market rose by 9%, and other markets grew by 20%.

General. Volvo Construction Equipment has grown considerably in recent years. Customers from all parts of the world have shown their appreciation of Volvo CE’s comprehensive investments in new products and the company can currently offer one of the most modern product ranges in the industry.

In addition to the actual equipment, Volvo CE offers such services as financing, spare parts, used equipment, renovated spare parts and equipment, service agreements, tools and the opportunity to rent machinery and equipment.

As a result of the renewed and expanded product offering, new customer segments are reached. The recently launched excavators for demolition and forest work are excellent examples of how the company is approaching additional market segments.

Volvo CE’s products and services are offered in more than 125 countries worldwide through proprietary or independent dealerships.

Rental is the segment of the industry that is growing fastest, and Volvo CE currently has nearly 135 rental outlets, primarily in North America and Europe.

In September 2006, Volvo CE announced its intention to acquire the equivalent of 70% of the shares in Shandong Lingong Construction Machinery CO (Lingong), a major Chinese manufacturer of construction equipment with an extensive network of dealers in China. The acquisition was finalized in January 2007. Since Lingong was founded in 1972, the company has established a position as one of the leading players in a market subject to intense competition. Lingong, which had a share of 11% of the Chinese market for wheel loaders in 2005, is a technologically advanced company with very modern production plants.

China is the world’s second largest market for construction equipment and the world’s largest market for wheel loaders. The Chinese market is expected to grow, and Volvo CE intends to participate actively in this growth.

In 2006, Construction Equipment accounted for 16% of Volvo’s sales.

Business environment. The trend in the global industry for construction equipment has been highly intensive in recent years. Suppliers, manufacturers and dealers are working hard to satisfy very high customer demands. In certain cases, this resulted in a shortage of components and raw materials, such as tires and steel, leading in turn to long delivery times.

More stringent rules regarding exhaust emissions and noise, combined with lower fuel consumption and reduced operating expenses, have forced the industry to invest more in research and development in these areas. For many types of machines, the cost of fuel accounts for one third of the annual operating expenses, although it can be as high as 50% for certain machines.

Strategic development. Volvo CE’s ambitions for 2007 are:

•	Continued development of the excavator business.

•	Penetration of the domestic market for wheel loaders in China.

•	Continued upgrade of the industrial system to satisfy customer demand.

•	Focused strategy for India and Russia.

•	Growth within services.

•	Continued focus on tools in order to reach new segments and customers.

Products. Products launched in 2006 included the L350F, a new wheel loader. Equipped with a 16-liter Volvo diesel engine, the L350F is the largest wheel loader in Volvo’s history, which means that the company can approach new customer segments.

Markets and Sales. Sales by Construction Equipment by principal geographic market area and operating income for the years 2004, 2005 and 2006 are set forth in the following table:

	2004	2005	2006
	(In millions of SEK)
Western Europe	12,443	14,213	16,871
Eastern Europe	1,010	1,311	1,888
North America	8,601	10,337	11,280
South America	922	1,238	1,358
Asia	4,961	5,717	6,903
Other markets	1,423	2,000	2,264
Total Sales	29,360	34,816	40,564
Operating Income	1,898	2,752	3,888

Production and capacity. Volvo Construction Equipment increased deliveries in 2006. For example, Volvo’s deliveries of excavators rose by 20%. The high deliveries were the result of new products and improved distribution. The number of machines sold during 2006 increased by 11% to a record level of more than 37,000 units.

Volvo Penta

The total market. The total European market for marine as well as industrial engines was strong in 2006. The total market for marine engines weakened in North America, while demand for industrial engines was more stable. The total market in Asia remained weak, due primarily to the low demand for diesel gensets in China. In contrast, the development on markets in other parts of the world was positive, for example, Turkey and South Africa.

General. Volvo Penta was founded in 1907 in conjunction with the production of the first marine engine, B1. Pentaverken soon became an established engine manufacturer, which in 1927 delivered the engine to Volvo’s first passenger car. Volvo acquired Pentaverken in 1935 and Volvo Penta has been part of the Volvo Group since then.

Volvo Penta has written marine history through a number of pioneering innovations, such as the Aquamatic drive and the counter-rotating Duoprop propellers, both of which are among the marine industry’s most important innovations in history.

In recent years, Volvo Penta IPS, the drive system with forward-facing propellers, and the joystick, are recognized in the same fashion as radical innovations in the way to propel boats.

The IPS system is a clear example of how product development contributes to creating competitive advantages for Volvo Penta's customers, for example, such world-leading boat builders as Bavaria, Beneteau/Jeanneau, Cranchi, Sessa Marine, Azimut, Tiara, Four Winns, Mustang and Intermarine.

By installing the IPS system, boat builders can reduce installation times by up to 75 percent compared with traditional straight shafts, which facilitates more efficient production. At the same time, the boat builder can offer the end customer a quieter and cleaner boat, with up to 30 percent lower fuel consumption as well as significantly improved performance and maneuverability.

Volvo Penta works in the same fashion with its industrial engine customers. By creating customer benefits, such as shorter installation times, improved fuel economy, environmental features and performance backed by global service support, Volvo Penta contributes to enhanced competitiveness for customers, such as Kalmar Industries and Atlas Copco.

In 2006, Volvo Penta accounted for approximately 4% of Volvo’s sales.

Business environment. Volvo Penta continued to capture market shares in most areas of its operations, particularly the inboard market, in which the volumes for Volvo Penta IPS increased steadily. At year-end, there were slightly more than 100 boat models from the world’s largest boat builders with the new drive system.

In the industrial engine segment, diesel-powered generator sets are the predominantly most important product for Volvo Penta, which during the year strengthened its global market shares in this segment.

Today, Volvo Penta sells about 20,000 engines annually for industrial applications and, consequently, contributes to substantial diesel engine synergies in the Volvo Group. Volvo Penta is now focusing on benefiting from the Group’s new generation of diesel engines for further growth in the industrial engine business. This will occur partly through strong growth in the core segment, diesel-powered generator sets, as well as through a broader customer base within various types of mobile applications, such as terminal forklifts, stone crushers and compressors.

Strategic development. Volvo Penta has implemented extensive product introductions in recent years. In 2007, the ambitions are:

•	Increased growth and strong focus on profitability.

•	Broadened customer base in industrial engines.

•	Delivery precision and shortened lead times in production.

Products. In recent years, Volvo Penta has moved to increase the use of electronics in the marine engine industry. End customers benefit through customer value in the form of cleaner and quieter engines and better performance while at the same time boat builders can enhance the efficiency of their production.

Electronics also facilitate a new type of functionality, for example Volvo Penta’s new joystick that makes docking of boats significantly easier and safer. Volvo Penta is the only company in the leisure boat industry that can currently offer this function.

Production and capacity. To meet the increased demand for the own-developed D4 and D6 marine engines, SEK 100 M was invested in the Vara plant, which resulted in increased capacity to about 18,000 engines annually. During the past five years, Volvo Penta has invested about SEK 800 M in the Vara plant, which more than doubled production and the number of employees.

Markets and Sales. The following table sets forth Volvo Penta’s sales by geographic market area and operating income for the years 2004, 2005 and 2006:

	2004	2005	2006
	(In millions of SEK)
Western Europe	4,723	4,845	5,459
Eastern Europe	184	257	363
North America	2,500	2,832	2,815
South America	142	208	221
Asia	1,324	1,427	1,359
Other markets	184	207	268
Total sales	9,057	9,776	10,485
Operating income	940	943	1,002

Volvo Aero

The total market. Market fundamentals remained strong in 2006. World airline passenger traffic increased by 4.5% in 2006. Traffic growth varied between world regions, with airlines in Europe and the Asia-Pacific region experiencing the strongest rates of traffic growth during the year, followed by carriers in the US. The year 2006 was also another record-breaking load factor year.

The year 2007 is expected to be the first profitable year for the airline industry since 2000. However, the International Air Transport Association (IATA) states that airlines must continue keep load factors high by carefully managing capacity and by finding further efficiency gains to achieve the USD 2.5 billion industry profit projected for 2007.

General. Volvo Aero offers its customers and partners responsibility for the development and manufacture of advanced engine components for aircraft and space rockets. Volvo Aero’s technologies, including a world-leading role in lightweight structures which is an expertise that is increasingly in demand in the aerospace industry and which contributes to Volvo Aero’s greater involvement in new aircraft engines.

Lightweight design is one of Volvo Aero’s strengths and has a major impact on fuel consumption and, consequently, the environment, an aspect that is highly in focus in the aerospace industry today.

Through applying Volvo Aero’s expertise in lightweight structures, simulation and newly patented production methods, engine manufacturers can reduce lead times for complete engine development, while at the same time engines becomes quieter and lighter. The results are reduced costs and lower weight, two decisive parameters for future aircraft engines. Reduced weight means lower fuel consumption and, consequently, lower emissions of carbon-dioxide and nitrogen oxide.

In 2006, Volvo Aero accounted for approximately 3% of Volvo’s sales.

Business environment. Order bookings for large commercial jets reached record levels and the total number of orders at the end of December 2006, for new aircraft was 4,988, corresponding to more than five year’s volumes at the current rate. The order intake at 1,882 large commercial aircraft in 2006 was a decrease of 12% compared to 2005, but still among the strongest in modern time. Airbus and Boeing have delivered 832 aircraft, up 25% compared with the year-earlier period. The current production up-cycle is expected to continue to rise driven by the sizable backlog and the anticipated return to airline industry profitability.

Strategic Development. For 2007, the ambitions are to:

•	Further develop Volvo Aero’s technology offering, to ensure a role in future engine programs.

•	Fulfill commitment in the development and manufacture of the new GEnx engine.

•	Expand Volvo Aero’s component business.

•	Increase volumes and improve profitability in the aftermarket.

Products. Volvo Aero is in the midst of an expansionary period with many new production start-ups for aircraft engine components. During 2006, some 20 new production starts were initiated, the largest number ever in a single year. The company has invested heavily in research and product development and in a modern machine park.

Production and capacity. Development continued during the year on the GEnx engine, the single, largest investment in Volvo Aero’s history. At the beginning of the year, it was clear that Volvo Aero would be producing six different components for the GEnx engine. The first ground tests of the engine were carried out in March, with successful results and on schedule.

Volvo Aero has also continued assuming a role in the new engine programs that in a few years will be installed on aircraft replacing the popular Airbus 320 and Boeing 737. It was also finalized during the year that Volvo Aero will be involved in demonstrating technology in the US engine manufacturer Pratt & Whitney’s new geared turbofan engine. This new cooperation is a first strategic step toward positioning Volvo Aero for the future in this important market segment.

Through the acquisition of Aero-Craft, based in Newington, Connecticut, in December 2004, Volvo Aero’s specialized product portfolio was expanded with fan cases. A number of contracts for fan cases have been signed, for example for engines such as the GEnx, Trent 1000 and GE90. Building commenced in 2006 for the expansion of Aero-Craft’s plant in Newington.

Volvo Aero Services signed a five-year agreement with Emirates Airlines that gives the company exclusive rights to sell Emirates entire surplus spare parts inventory for aircraft and aircraft engines. In conjunction with this, Volvo Aero Services will open a distribution center for spare parts in Dubai. Volvo Parts will handle the logistics service, as assigned by Volvo Aero Services.

Markets and Sales. The following table sets forth Volvo Aero’s sales by geographic market area and operating income for the years 2004, 2005 and 2006:

	2004	2005	2006
	(In millions of SEK)
Western Europe	3,130	3,346	3,489
Eastern Europe	49	60	124
North America	3,127	3,612	3,815
South America	138	168	173
Asia	400	284	356
Other markets	81	68	91
Total sales	6,925	7,538	8,048
Operating income	403	836	345

Financial Services

Financial solutions are vital to the Volvo Group. They increase customer satisfaction, competitive benefits, profitability and growth. Financial Services offers traditional financial services such as installment contracts, operating and financial leasing and dealer financing. In many markets, insurance and rental services and other offerings are also available.

At its heart, a successful finance company is about relationships. Financial Services finds this to be true in each of its nearly 60 markets. Thus the year 2006 was characterized by intense efforts to align Financial Services more closely with its customers' operations. For example, new customer finance companies were started or approved in the emerging markets of China, Hungary and Slovakia. In Europe, a new regional structure to improve synergies, transparency and availability was introduced. The US sales organization was strengthened and restructured based on product categories.

At the end of 2006, management of the real estate and treasury operations was transferred to AB Volvo, which meant that the business area is solely a financial service operation from 2007.

Commercial Focus (CF), the strategic initiative launched in 2005, made it possible for Financial Services to better capitalize on existing growth possibilities. The CF initiative is a centralized business strategy that was formed to provide high quality financial solutions by utilizing knowledge and experience from local and international business teams. The goals are to integrate Financial Services´ activities more closely with the sales processes of the Volvo Group’s business areas, enhance the depth and breadth of the product offering and develop the supply of services to key accounts.

Within the Danafjord real estate unit, a number of projects were started aimed at meeting the Volvo Group’s growing need for office premises and lighter duty properties. For example, investments were made in a new head office for Volvo 3P and Volvo Powertrain, both in Lundby, Göteborg. Non-strategic properties were divested or prepared for divestment during the year. The occupancy rate at the end of 2006 was 99.7% (99.9), and 49% (52) of the leases was to external tenants and 89% (81) of the leases extends for five years or more.

Volvo Treasury, the Group’s internal bank, coordinates the Group’s global funding strategy and financial infrastructure. It is also responsible for the management of all interest-bearing assets and liabilities and the execution of foreign exchange transactions. Volvo Treasury experienced strong earnings in 2006, with significant value creation in management of assets and in foreign exchange transactions.

Strategic development. For 2007 the ambitions for Financial Services are:

•	Improve customer satisfaction.

•	Enhance employee recruitment, development and retention activities.

•	Execute on market growth plus fee income opportunities.

•	Use better technology and processes to improve productivity and customer service.

•	Continue to sharpen risk management activities

Expanding credit portfolio. During 2006, the volume of new financing amounted to SEK 35.3 billion, up by more than SEK 2.2 billion compared with 2005.

On December 31, 2006, total assets amounted to SEK 84 billion (86 billion), of which SEK 77 billion (79 billion) related to the net credit portfolio. Adjusted for the effects of foreign-exchange movements, the credit portfolio grew by 5.3% during the year, compared with growth of 10% in the preceding year.

Suppliers

Volvo’s decision on whether to manufacture or to purchase from suppliers any particular component is made competitively on commercial terms. Although Volvo manufactures certain major components, including engines, transmissions and truck cabs, components are, to a large extent, purchased from suppliers outside of the Volvo Group. Increasingly, Volvo contracts with suppliers to manufacture an entire functional unit, such as completely finished seats, with the supplier assuming full responsibility for production to Volvo’s specifications. The primary prerequisites for cooperation with suppliers are near zero-defect quality level, competitive cost, and flexible and reliable delivery performance. Volvo also considers other factors, such as environmental matters, in its selection of suppliers.

Sources and availability of raw materials. Volvo purchases raw materials, parts and components from numerous outside suppliers. A significant part of the Group’s requirements for raw materials and supplies is filled by single-source suppliers. The effects of delivery interruptions vary depending on the item or component. Certain items are standard throughout the industry, whereas others are internally developed and require unique tools that are time-consuming to replace. A supplier’s inability to deliver could have negative consequences for production at certain Volvo Group manufacturing sites.

The Volvo Group’s costs for raw materials and components can vary significantly over a business cycle. Cost variations may be caused by changes in world market prices for raw materials or by an inability of our suppliers to deliver.

See “Item 3.D - Risk Factors - The Volvo Group relies on suppliers”.

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

Research and Development

In 2006, 2005 and 2004, research and development expenses were SEK 8,354 million, SEK 7,557 million and SEK 7,614 million, respectively. Considerable research work is devoted not only to traditional product development, but also to developing effective software and total solutions designed to improve profitability in Volvo’s customer’s business.

New improved products Volvo's research and development focuses on its customers' business, environmentally adapted solutions and safety awareness. In the beginning of 2006, the Volvo Group presented a new efficient hybrid solution for heavy vehicles. In May 2006 Renault Trucks announced the launch of new versions of the Renault Midlum and Renault Premium Distribution with new engines that meet the Euro 4 emission standard. Volvo Trucks also announced in May 2006 the launch of two completely new distribution trucks - the Volvo FL and the Volvo FE. Both models meet the environmental requirements according to Euro 4 and Euro 5. In June 2006, Volvo Buses premiered the new version of the Volvo 7700 city bus. An important feature is the shift from a 7-liter engine to Volvo’s new 9-liter engine, available in diesel and gas versions, that meets the Euro 4 emission standard. In product development, all business areas and business units use a well-structured process with quality gates and milestones specifying the requirements that have to be fulfilled before a project is allowed to continue. Safety and environmental requirements are also key parameters in the process.

The focus on product quality in the development process as well as in the interface with the customer has led to improved results in customer satisfaction measurements.

Safety in focus. For the Volvo Group, safety is about how its products are used in society. The company works consistently to minimize the risk and consequences of accidents, and to improve drivers’ safety and work environment.

The safety program’s first focal point is accident prevention. Human errors or misjudgements are decisive or strongly contributory causes of most traffic accidents, a fact that reflects the importance of preventative safety characteristics such as good visibility, driving qualities and brakes. The human factor is also the most common cause of accidents involving construction equipment.

The second focal point is injury prevention. The Volvo Group is a leader in designing vehicles that protect the driver and passengers in the event of a collision. Safety solutions include rollover-tested cabs and bodies, frontal collision protection, deformation zones, seat belts, deformable fittings and airbags. Seat belts are by far the most important safety feature.

From an early stage, the Volvo Group has worked on improving safety for other road-users. A large proportion of accidents between trucks and passenger cars involve frontal collisions. As early as 1996, the company introduced the Front Underrun Protection System to prevent passenger cars from becoming wedged beneath trucks in a frontal collision. This protection system became fitted as standard on Volvo trucks in the EU in 2001, and in 2003 the protection system became a legal requirement in EU countries. Accident investigations show that the Front Underrun Protection System substantially reduces injuries.

Environmental improvement and utilization. The greatest environmental impact caused by the Volvo Group’s products occurs during use.

The Volvo Group primarily uses diesel engines in its products due to their high energy efficiency and low emissions. Improved fuel efficiency is a highly effective way of reducing carbon-dioxide emissions and cutting costs for customers.

In order to improve air quality, governments in many countries are making increasingly stringent demands for the reduction of emissions, primarily nitrogen oxides and particulates. New, stricter emission laws were introduced in the EU on October 1, 2006 and in the USA on January 1, 2007 for trucks and buses. Even stricter requirements will be introduced in a few years’ time. To meet these requirements, the Volvo Group is continuously developing new engine technology to minimize fuel consumption and emissions. The primary focus of this development work is on diesel engines.

One of the most important environmental issues is climate change, which affects all aspects of society. The way in which climate issues are handled will impact strongly on global development. Rising carbon dioxide levels in the atmosphere are primarily caused by the combustion of fossil fuels from oil, coal and natural gas. The transport sector is responsible for roughly 25% of fossil fuel consumption, and for 25% of carbon dioxide emissions. Road traffic is responsible for approximately 15%.

Climate change and access to energy sources may strongly affect the Volvo Group. It is therefore vital to prepare for the use of fuels other than crude oil. These efforts focus largely on the development of new drivelines, energy efficiency and alternative fuels.

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

Volvo Car Corporation has the right to use the “Volvo” trademark for passenger cars, minivans carrying up to 10 passengers, light trucks with payload up to 1,500 kilograms, sports utility vehicles and other vehicles, but not buses or other vehicles used solely for commercial purposes, that have a gross vehicle weight of not greater than 5,400 kilograms (12,000 lbs. gross weight). AB Volvo has the right to use the trademark for trucks, buses, construction equipment, industrial and marine engines, aerospace equipment and all other products (apart from those for which Volvo Car Corporation has the right to use the trademark). To secure these rights and avoid having the trademark eroded AB Volvo and Volvo Car Corporation have jointly adopted mechanisms to control their respective use of the trademark and to prevent others from taking undue advantage of it.

With regard to the “Mack” trademark, which is owned within the Volvo Group, similar control mechanisms apply. Volvo’s right to use the “Renault” trademark is limited to the truck sector only and is governed by a license agreement with the French company Renault SA, the owner of the “Renault” trademark.

Regulatory Matters

Environmental and Other Regulatory Matters

The corporate values of quality, safety and environmental care are present in the daily operations of the Volvo Group. Quality and environmental management systems are used in all parts of the organization as the means for addressing responsibility and objectives. The Group policies and a common network of environmental auditors monitor compliance with Group guidelines and objectives.

The Group's environmental targets are used for follow-up purposes throughout the organization and are closely linked to its business plans. The Volvo Group’s environmental targets can be summarized in the following environmental challenges.

The challenges facing production are:
• Reducing energy consumption by 50% per unit produced by 2008 compared with 2003

• Doubling the use of carbon-dioxide neutral energy by 2008 compared with 2003

• Terminating all use of oil and coal for the heating of facilities.

Challenges regarding product use:

• Achieving high fuel efficiency and low emissions throughout product life cycles

• Measuring against the best

• Consistently carrying out activities to become the industry leader

• Producing environmental data for follow-up and communication for each new product developed

• Implementing a strategy for tomorrow’s fuels

• Including alternative fuels and alternative drivelines in product plans.

Reduced emissions. Since 1980, the fuel consumption of Volvo’s trucks has dropped by 30% at the same time as the engines have become cleaner. Over the past 30 years, diesel engines have seen a hundredfold reduction of regulated emissions.

Further important strides were taken in 2006. The Volvo Group presented a completely new engine family to meet the stricter environmental requirements introduced in the United States on January 1, 2007. The engines have been approved according to US'07 by the US Environmental Protection Agency.

The US has a highly ambitious plan for reducing emissions from heavy traffic. Starting from 2007, the proportion of nitrogen oxide and particulates will be reduced by 50% and 90% respectively in new engines. Emission requirements in the US will become even stricter in 2010.

In Europe, the Group’s heavy engines meet the stricter Euro 4 emission requirements that took effect on October 1, 2006. Meanwhile, Volvo has developed engines that already meet the new requirements to take effect in 2009. Since April 2006, a refuse truck has been in use with a D13 engine that meets Euro 5 requirements - three years before these requirements come into force. This is the Group’s first delivery of a Euro 5 product.

4.C.    Organizational Structure

The Volvo Group's operations during 2006 were organized in eight business areas: Volvo Trucks, Renault Trucks, Mack Trucks, Buses, Construction Equipment, Volvo Penta, Volvo Aero and Financial Services. In addition to the eight business areas, there are other operations, consisting mainly of service companies that are designed to support the business areas' operations. For financial reporting purposes the business areas Volvo Trucks, Renault Trucks and Mack Trucks are reported as one segment.

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

4.D.    Property, Plants and Equipment

At December 31, 2006, the eight business areas of Volvo had manufacturing facilities worldwide.

Major components for the Group’s products are manufactured in Sweden, including engines, power transmission systems, cabs and sheet metal components.

Trucks are primarily assembled in plants in Sweden, Belgium, France, Spain, Brazil, Venezuela, Australia, the United States, China, India and South Africa.

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

The major part of the properties owned by the Volvo Group is used in the Group’s own operations. A certain number of the properties owned are leased to others, primarily Volvo Car Corporation. The greater part of Volvo’s production facilities is owned by Volvo.

Volvo believes that the Group’s principal manufacturing facilities and other significant properties are in good condition and are adequate to meet the needs of the Volvo Group.

Environmentally adapted production. Volvo Group has production facilities on every continent, ranging from state-of-the-art, highly automated factories to small-scale production.

Regardless of size and location, all production units must meet the Group’s minimum requirements for environmental performance. These requirements include guidelines for chemical use, energy consumption, air and water emissions, waste management, environmental organization and improvement efforts. If local laws and regulations are more comprehensive than the Group’s requirements, they must be followed. Most factories meet the requirements by a wide margin and are showing constant improvement.

Since 1989, Volvo has been carrying out environmental audits to ensure that all the plants comply with the Group’s environmental policy.

The Volvo Group has insurance coverage for environmentally related damage to its immediate surroundings, for instance in the event of unexpected emissions. Newly acquired companies and properties are subjected to due diligence examinations which, in addition to financial and legal aspects, also examine environmental factors and risks.

All the Volvo Group’s production facilities have the requisite environmental permits. In Sweden, there are 16 facilities that require permits. These permits encompass waste, noise and emissions into the air, ground and water. One Swedish environmental permit was renewed in 2006, and four permits are due for renewal in 2007.

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

There are no unresolved staff comments.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

5.A.    Operating Results.

The following operating financial review should be read in conjunction with the Company's Consolidated Financial Statements included herein. The Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with International Financial Reporting Standards, IFRS, as adopted by European Union, EU. For a discussion of the principal differences between IFRS and US GAAP, see “Item 18.  Financial Statements—Note 38.”

General

The following table sets forth the Volvo Group’s sales and operating income by business areas for each of the years in the three-year period ended December 31, 2006.
	2004	2005	2006
		(In millions of SEK)
Net sales
Trucks	136,879	155,396	166,306
Buses	12,722	16,589	16,856
Construction Equipment	29,360	34,816	40,564
Volvo Penta	9,057	9,776	10,485
Volvo Aero	6,925	7,538	8,048
Financial Services	9,598	7,549	8,969
Other and eliminations	6,535	8,895	7,607
Total, as reported	210,401	240,559	258,835

Operating income (loss)
Trucks	8,992	11,717	12,657
Buses	158	470	633
Construction Equipment	1,898	2,752	3,888
Volvo Penta	940	943	1,002
Volvo Aero	403	836	345
Financial Services	1,365	2,033	2,301
Other	923	-598	(427)
Total, as reported	14,679	18,153	20,399
____________

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

In October 1999, Volvo issued a convertible debenture loan to Henlys Group of USD 240 million in connection with Henlys Group’s acquisition of the US school bus manufacture Bluebird. The convertible debenture loan matured in October 2009. During the autumn 2004 Henlys Group was restructured. As part of the restructuring, Volvo Group reached an agreement to acquire the remaining 50% of the North American bus manufacturer Prévost Car Inc., containing the Prévost and Nova brands. The purchase price was SEK 554 million including two loans made available to Prévost Car Inc. by Henlys. In accordance with the agreement, Prévost Car Inc. became a wholly owned subsidiary of Volvo Bus Corporation. The agreement also involved Volvo converting part of the convertible debenture loan of SEK 1,601 million issued to Henlys into common and preferred shares in a newly established US-based company, Peach County Holdings Inc, containing the US school bus manufacturer Blue Bird. After the conversion Volvo owned 42.5% of the common shares in the new company. The conversion resulted in a write-down of approximately SEK 1.3 billion 2004, see “Item 18.  Financial Statements—Note 11.”

Peach County Holdings, Inc

During the fourth quarter of 2005 Volvo wrote down its shareholding in Peach County Holdings, Inc. by about SEK 550 M. At December 31, 2005 Volvo held 42.5% of the US-based company, which in turn owns the American school bus manufacturer Blue Bird. Since its reconstruction in the preceding year, Blue Bird did not develop well. The write-down was made as a consequence of Volvo’s decision not to participate in continued financing efforts. After the write-down, the value is zero. In January 2006, Peach County Holdings entered into reorganization proceedings (Chapter 11) and as a consequence of Volvo choosing not to participate in the continued reconstruction, Volvo’s shares in the company were cancelled.

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

Economic and market conditions. The global economy continued to register solid growth in 2006 with a global GDP ranging from 4 percent to 5 percent. The positive trend was evident in most global regions but is particularly noticeable in China, Eastern Europe and other emerging markets. Rapid growth in global economy has resulted in high demand for energy. Oil prices have risen sharply in recent years, with a peak price of USD 75 per barrel in summer 2006. Price levels have fallen since then, reaching about USD 59 per barrel at year-end 2006. While at the same time that there is a high demand for energy, the supply is limited, due partly to the political unrest in the Middle East, which affects prices. The prices of raw material to industry, such as metals and rubber, also rose during the year.

Overall, demand was very high in the markets in Europe, North America and South America. The total market for heavy trucks, based on the number of registered vehicles, in EU member countries plus Norway and Switzerland) rose 7% to 295,000 trucks in 2006. The overall market for heavy trucks in North America (Class 8) rose 13% in 2006 to 348.900 heavy trucks, compared with 308,000 trucks in 2005. This was driven by favorable market conditions in the US which resulted in increased needs for transports. In addition, customers chose to purchase new trucks prior to the new, stricter emissions legislation that became effective on January 1, 2007. The market for heavy trucks in Brazil declined by 9%. Among the major markets in Asia, Japan grew 6%, China 29% and India 41%. In the Middle East, however, the overall market fell 50%, due largely to the decline in Iran, which fell by a full 94%.

In 2006, the total market for heavy and compact construction machines in Volvo Construction Equipment’s product segment rose by 10%. In North America, the market declined by 4% while Europe rose by 11%, and the other markets by 21%. Total market growth was driven by both heavy and compact construction machines. The North American market for heavy construction machines grew 3%, while the market in Europe rose 15%. The other markets increased by 22%. The total market for compact construction equipment grew in 2006 by 6%, compared with the preceding year. The North American market showed a decrease of 8% while the European market was up 9%. Other markets rose by 20%.

Factors affecting results. The Volvo Group’s sales are principally affected by unit sales volume and vehicle prices as well as by currency fluctuations, product mix and sales of optional equipment. The profitability of Volvo’s operations depends on a number of factors, including research and development expenses and the ability to achieve cost and capital efficiencies in product manufacturing.

Impact of Currency Fluctuations. A substantial amount of Volvo’s assets and debt are denominated in currencies other than Swedish kronor or located in countries other than Sweden. Most of Volvo’s sales take place outside Sweden with invoicing in U.S. dollars and other currencies. The sales outside Sweden amounted to SEK 196,470 million, SEK 225,225 million and SEK 245,030 million, or 93%, 94% and 95% of Group sales in 2004, 2005 and 2006, respectively.

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

The average exchange rates between the Swedish krona and the US dollar strengthened by 1.3% while the Euro was almost unchanged for 2006 compared to 2005.

The total effect of changes in currency exchange rates on operating income in 2006 compared with 2005 was negative by approximately SEK 1.000 million. The transactional effect of changed spot-market rates was negative, approximately SEK 1,200 million. The effect on income of forward and option contracts amounted to a gain of SEK 484 million (gain of SEK 828 million in 2004 and loss of 566 million in 2005).Changes in spot rates in connection with the translation of income in foreign subsidiaries and the revaluation of balance sheet items in foreign currencies had a positive impact of SEK 453 million.

Adoption of International Financial Reporting Standards. From January 1, 2005, AB Volvo prepared its consolidated financial statements in accordance with IFRS. See Notes 1 and 3 to the consolidated financial statements. In addition, consolidated net income and stockholders’ equity are reported as reconciled to U.S. GAAP. Unless otherwise indicated, all amounts and percentages presented herein are based on IFRS. IFRS as applied by the Company differs in certain significant respects from U.S. GAAP. For a discussion of the significant differences between IFRS and U.S. GAAP affecting AB Volvo’s consolidated financials statements and reconciliation to U.S. GAAP of consolidated stockholders’ equity and consolidated net income as of and for each of the years ended December 31, 2006 and 2005, see Note 38 to the consolidated financial statements.

Results from continuing operations

2006 compared with 2005

Volvo Group. Net sales in 2006 amounted to SEK 258,835 million (240,559), an increase of 8% compared with a year earlier. Adjusted for changes in currency rates, net sales rose 6%. Net sales for the Group's truck operations amounted to SEK 166,306 million, which adjusted for changed exchange rates corresponded to an increase of 7%. The increase was attributable to higher sales, primarily in North America, Europe and Other markets. Demand in North America was driven by the fact that customers chose to buy trucks before the new emission legislation came into force by January 1 2007 and also increased transport needs. In Europe, demand rose from an already historically high level. In all of Europe there is an increased need for transports and especially between the Western and Eastern parts of Europe, which means an increased need for heavy trucks. The strongest development is happening in Eastern Europe, where new member countries of the EU contribute substantially. Also countries outside the EU in Eastern Europe are developing favorably. In total, Volvo delivered 219,931 trucks in 2006, 3% more than in the preceding year.

Net sales within Buses rose 2% compared with 2005. Adjusted for currency effects the increase was 2%. As a result of a broadened production range and improved market shares in a rising world market, net sales in Construction Equipment increased by 17%. Adjusted for currency effects the increase was also 17%. Volvo Penta succeeded in offsetting the reduction in deliveries of industrial engines to China through growing on other markets. Net sales rose 7% in 2006, or 8% adjusted for currency changes. The recovery in the aerospace industry affected Volvo Aero positively and net sales increased by 7%. Adjusted for changes in currency rates, the increase was also 7%.

Strong economic growth combined with a major need to replace ageing fleets of trucks and construction equipment contributed to an increase of 10% in net sales in North America. Net sales in Europe was 10%, but the growth rate varied substantially between the Eastern part of Europe, where net sales increased by 41%, and the Western part, where net sales increased by 7%. Net sales in South America were up 5% as a consequence of the increased sales of mainly trucks and construction equipment.

Operating income in 2006 increased 12% to SEK 20,399 million (18,153). AB Volvo has decided to reverse a valuation reserve for deferred tax receivables in the Mack Trucks Inc. subsidiary. The decision is based on the fact that Volvo assesses that the company has a long-term higher profitability. Reporting of the deferred tax receivables reduced tax expenses in the income statement in the third quarter of 2006 by SEK 2,048 M. In accordance with prevailing accounting rules, Volvo is adjusting goodwill by SEK 1,712 M, which affects operating income adversely. The combined earnings effect for the third quarter of 2006 was a positive SEK 336 M. Excluding the goodwill adjustment operating income rose by 22% compared to 2005. The improvement is the result mainly of improved product and market mix and higher prices on new products with increased customer value.

Trucks. Net sales for the Group’s truck operations amounted to SEK 166,306 M, which adjusted for changed exchange rates corresponded to an increase of 7%. The increase was attributable to higher sales, primarily in North America, Europe and Other markets. Demand in North America was driven by the fact that customers chose to buy trucks before the new emission legislation came into force by January 1 2007 and also increased transport needs. In Europe, demand rose from an already historically high level. In all of Europe there is an increased need for transports and especially between the Western and Eastern parts of Europe, which means an increased need for heavy trucks. The strongest development is happening in Eastern Europe, where new member countries of the EU contribute substantially. Also countries outside the EU in Eastern Europe are developing favorably. In total, Volvo delivered 219,931 trucks in 2006, 3% more than in the preceding year.

Research and development expenses for Trucks in 2006 amounted to SEK 5,872 million, compared with SEK 5,200 million in 2005.

Operating income for Trucks improved and amounted to SEK 14,369 million (11,717), excluding adjustment of goodwill of a negative SEK 1,712 million. The increase was 23% compared to 2005. The improved result is attributable primarily to North America, where Mack Trucks and Volvo Trucks increased profitability through a favorable price realization and increased volumes. In Europe, Volvo Trucks continued to improve its earnings while profitability for Renault Trucks’ operations in Europe declined somewhat.

Buses. Volvo delivered 10,360 buses and bus chassis (10,675) during 2006. High sales were reported mainly in North America, South America and Asia. During the year, 1,300 of an order for 2,000 midi-buses were delivered to Shanghai in China.

Net sales during 2006 were largely unchanged compared with a year earlier, SEK 16,856 million (SEK 16,589 million). Operating income rose from SEK 470 M to SEK 633 M. Operating margin increased from 2.8% to 3.8%.

Among other factors, the stronger earnings are attributable to better product and market mixes and increased cost awareness resulting in more efficient production methods as well as increased use of components that are common with Volvo Trucks. Operating income included a positive effect of SEK 47 million following settlement of a dispute regarding export credits in Brazil.

Research and development expenses for Buses in 2006 amounted to SEK 603 million, compared with SEK 569 million in 2005.

Construction Equipment. Net sales rose by 17% to SEK 40,564 million (SEK 34,816 million). Adjusted for exchange-rate effects, the increase was 17%. The increase was attributable mainly to increased volumes, improved distribution and advantageous product and market mix.

Operating income improved by 41% during the year and amounted to SEK 3,888 million (SEK 2,752 million), which represents an operating margin of 9.6% (7.9%). The earnings and margin improvements were due to the advantageous product and market mix, high capacity utilization and good control of selling and administrative expenses, as well as to active price management.

Research and development costs for Construction Equipment in 2006 amounted to SEK 1,008 million compared with SEK 1,083 million in 2005.

Volvo Penta. Sales rose by 7% to a total of SEK 10,485 million, compared with SEK 9,776 million in the preceding year. Operating income increased to SEK 1,002 million (943). Sales and operating income are the highest ever in Volvo Penta’s history. The operating margin remained at the same level as in 2005 9.6%.

Research and development costs for Penta in 2006 amounted to SEK 445 million compared with SEK 413 million in 2005.

Volvo Penta maintained its high profitability during 2006 and at the same time implemented aggressive investments in product development and substantial marketing efforts to capitalize on the new and competitive product portfolio. Operating income increased by 6% and amounted to SEK 1,002 million.

Volvo Aero. Volvo Aero’s net sales rose by 7% to SEK 8,048 million (7,538). The sales increase is attributable mainly to higher volumes, primarily in the engine component production.

Operating income amounted to SEK 345 million (836). The decline in earnings is due among other reasons to continued profitability problems in the aftermarket business. This was also one of the reasons why Volvo Aero in November made the strategic decision to close the engine overhaul operations in Bromma, Sweden. Earnings were negatively affected to the extent of SEK 258 M and operating margin decreased to 4.3% (11.1).

Development in the engine component business remained strong, with increased production volumes and higher sales volumes for new spare parts. The positive trend was offset partly by many production start-ups of new engine components, which had a negative impact on capacity utilization in the production plants. Higher raw material prices also affected earnings negatively.

Research and development costs in Volvo Aero amounted to SEK 288 million in 2006, compared with SEK 225 million in 2005.

Volvo Financial Services, VFS. Operating income for VFS in 2006 amounted to SEK 2,301 million, up 13% from the SEK 2,033 million reported in 2005. Return on equity was 15.5% (15.3), with a year-end equity ratio of 11.5% (11.2%). Throughout 2006, VFS successfully achieved a healthy balance among credit risk, volume, sales penetration and professional pricing. All customer finance regions improved performance over the prior year. Write-offs in 2006 totaled SEK 259 million, corresponding to an annualized write-off ratio of 0.33% (0.40). On December 31, total credit reserves amounted to SEK 1,578 million giving a credit-reserve ratio at year-end of 2.01%.

Other. Operating income from the Group’s other operations including AB Volvo and certain internal service companies, amounted to a loss of SEK 427 million (loss SEK 598 million) . In 2005 other operations included a capital gain of SEK 430 million from the divestiture of Celero Support and a write down of AB Volvo’s holding in Peach County Holding, Inc. (Blue Bird) which impacted operating income negatively with an amount of SEK 653 million.

Net interest expense. The net interest income for 2006 amounted to SEK 81 million compared to a net interest expense of SEK 318 million for the preceding year. The improvement is primarily a result of higher short-term interest rates in Sweden and lower cost for the pension liability due to lower pension liabilities as a result of capital injections to the Group’s pension foundations.

Other financial income and expense. Other financial income and expenses were negatively impacted by marked-to-market revaluation of derivatives used for hedging of the customer finance portfolio. The negative revaluation impact was SEK 61 million during 2006 and was a result of declining long-term interest rates in the US and Canada during the second half of 2006. During 2005 the revaluation impact was positive amounting to SEK 251 million.

Income taxes. The income tax expense for 2006 was SEK 3,981 million corresponding to a tax rate of 20%. During the third quarter of 2006 AB Volvo reported a tax income of SEK 2,048 million due to the reversal of a valuation allowance for tax receivables in Mack Trucks Inc. During 2005 the income tax expense amounted to SEK 4,908 million and a tax rate of 27%.

Minority interest. Minority interests in income (loss) for the period and in shareholders' equity consisted mainly of the minority interests in Volvo Aero Norge AS (22%), in Wuxi da Hao Power Co, Ltd (30%) and in Berliet Maroc S.A (30%).

Financial Services operations

Supplementary income statements and balance sheets

In the supplementary income statements and balance sheets below, all Financial Services activities are separated from Volvo’s other operations in order to show how the activities have developed.
Condensed income statements, Financial Services	2004	2005	2006
	(In millions of SEK)
Net sales	9,598	7,549	8,969
Income after financial items	1,365	2,033	2,301
Income taxes	(430)	(609)	(756)
Net income	935	1,424	1,545

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

	Volvo Group, excl Financial Services [1]			Financial Services			Total Volvo Group
Condensed balance sheets	2004	2005	2006	2004	2005	2006	2004	2005	2006
	(In billions of SEK, except for %)
Assets
Intangible assets	17.6	20.3	19.1	0.0	0.1	0.1	17.6	20.4	19.1
Property, plant and equipment	27.3	31.3	30.5	3.9	3.7	3.9	31.2	35.1	34.4
Assets under operating leases	8.5	10.3	11.8	0.8	0.7	0.3	19.5	20.8	20.5
Shares and participations	10.1	10.3	16.6	0.2	0.0	0.0	2.0	0.8	6.9
Long-term customer finance receivables	0.1	0.7	0.6	33.9	39.1	39.3	25.2	31.2	32.1
Long-term interest bearing receivables	1.8	1.4	3.5	0.0	0.1	0.1	1.7	1.4	3.1
Other long-term receivables	6.5	7.2	7.7	0.2	0.3	0.4	6.1	7.0	7.9
Inventories	28.3	33.6	33.9	0.3	0.3	0.3	28.6	33.9	34.2
Short-term customer finance receivables	0.1	0.6	0.6	29.5	38.9	37.0	26.0	33.3	32.6
Short-term interest bearing receivables	10.3	6.3	9.7	0.0	0.0		1.6	0.5	1.0
Other short-term receivables	30.0	36.8	35.6	1.7	1.6	1.5	29.7	35.9	34.7
Non-current assets held for sale			0.8						0.8
Marketable securities	25.8	28.7	20.3	0.1	0.1	0.0	26.0	28.8	20.3
Cash and bank accounts	8.8	7.4	9.6	0.9	0.9	1.2	8.8	8.1	10.8
Total assets	175.2	194.9	200.3	71.5	85.8	84.1	224.0	257.2	258.4

Shareholders’ equity and liabilities
Shareholders’ equity	70.1	78.8	87.2	8.3	9.6	9.7	70.2	78.8	87.2
Provisions for post employment benefits	14.7	12.0	8.7	0.0	0.0	0.0	14.7	12.0	8.7
Other provisions	14.1	17.1	19.4	0.9	1.3	1.3	15.0	18.5	21.0
Loans	14.0	13.1	9.8	57.8	70.0	68.0	61.8	74.9	66.9
Liabilities associated with assets held for sale			0.3						0.3
Other liabilities	62.3	73.9	74.9	4.5	4.9	5.1	62.3	73.0	74.3
Total shareholders’ equity and liabilities	175.2	194.9	200.3	71.5	85.8	84.1	224.0	257.2	258.4
Shareholders’ equity and minority interests as percentage of total assets	40.0	40.4	43.5	11.6	11.2	11.5	31.3	30.6	33.7
____________
[1]	Financial Services operations are reported in accordance with the equity method.

Net sales and income. The net sales value consists mainly of interest income and fees for rental and leasing contracts. Total sales of SEK 8,969 million in 2006 were 19% higher than in 2005.

Income after financial items amounted to SEK 2,301 million (SEK 2,033 million). Throughout 2006, VFS successfully achieved a healthy balance among credit risk, volume, sales penetration and pricing. All customer finance regions improved performance over the prior year.

At year-end 2006 the credit portfolio amounted to SEK 77 billion (SEK 79 billion). Excluding currency effects, the portfolio growth was 5.3% (9.6%). Provision is made for both credit risks and residual-value risks to the degree that residual-value risks are attributable to the customer-financing company. For customers unable to fulfill their contractual obligations, specific provisions for credit risks are made based on an individual assessment of each contract. In addition, in accordance with established policies, provisions are made for estimated credit and residual value losses for each customer-financing company.

Provisions for estimated credit value losses amounted to 2.0% (2.2%) of the credit portfolio at year-end 2006. Realized credit losses in 2006 amounted to SEK 259 million (SEK 297 billion).

Financial position. Total assets in Financial Services operations decreased during the year, to SEK 84.1 billion from SEK 85.8 billion in 2005. 31% of the credit portfolio is denominated in USD and 33% in Euro.

Customer and leasing receivables amounted to SEK 76.3 billion compared to SEK 78.0 billion in 2005. Assets under operating leases decreased from 0.7 billion in 2005 to SEK 0.3 billion in 2006.

Volvo’s objective for 2006 is to maintain an equity/assets ratio of 10% in its Financial Services operations. The equity/assets ratio, calculated as shareholders’ equity and minority interests as percentage of total assets was 11.5% in 2006, compared to 11.2% in 2005.

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

Net sales during 2005 rose with 30% to SEK 16,589 million (SEK 12,722 million). The increase was attributable largely to increased sales and improved pricing. Operating income increased from SEK 158 M, including a write-down of shares SEK 95 million, to SEK 470 million.

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

Cash flow from operating activities. Cash flow from operating activities increased to SEK 21.5 billion in 2006 from SEK 14.0 billion in 2005 and SEK 15.3 billion in 2004. The increase between 2006 and 2005 was mainly due to a favorable earnings capacity. The decrease between 2005 and 2004 was mainly due to transfers made during the year to pension foundations, in the amount of SEK 4.4 billion and also due to strong sales growth.

Cash flow from/used in investing activities. Net cash used in investing activities in 2006 amounted to SEK 9.0 billion in 2006 compared with SEK 12.5 billion in 2005 and SEK 0.8 billion in 2004.

Investments in fixed assets in 2006 amounted to SEK 10.0 billion compared SEK 10.3 billion and SEK 7.4 billion in 2005 and 2004 respectively. Investments in fixed assets in Trucks, which amounted to SEK 6.0 billion (SEK 6.8 billion in 2005 and SEK 4.7 billion in 2004), were made in new top coat line for cabs in Umeå, Sweden, increasing the number of Volvo Truck centers (mainly in Europe), energy saving investments in the Macungie-plant in North America and development of production sites within Renault Trucks including the move from Villaverde to Bourg-en-Bresse. Trucks’ capital expenditures also included investments related to the new emission standards Euro4 and US’07, the final stage of the modification in the Hagerstown plant for engines and transmissions in North America and also investments related to new products. Capital expenditures increased in Construction Equipment to SEK 1.7 billion from SEK 0.9 billion in 2005 and SEK 0.7 billion in 2004. The main part of the investments refer to capacity increases and a new generation of Excavators, the C-series. In Volvo Aero the level of capital expenditures increased to SEK 1.0 billion from 0.8 billion in 2005 and SEK 0.5 billion in 2004. A major part of those investments refers to entrance fees for phase two of the new GEnx engine in cooperation with General Electric. In Trollh’ttan, Sweden, an extensive renewal of FMS cells has been completed. Investments in Buses amounted to SEK 0.3 billion compared to SEK 0.2 billion in 2005 and 2004 and were mainly related to the new generation of engines, and a new product program. The level of investments in Volvo Penta amounted to SEK 0.2 billion compared to SEK 0.2 billion in 2005 and SEK 0.3 billion in 2004 and consists mainly of capacity increasing investments and a new paint shop and in the Vara plant in Sweden.

Investments in leasing assets amounted to SEK 4.6 billion compared to SEK 4.5 billion in 2005 and SEK 4.4 billion in 2004.

Cash flow from investments in shares was negative SEK 5.8 billion, positive SEK 0.3 billion in 2005 and positive SEK 15.1 billion in 2004. In 2006 investments were made in Nissan Diesel and in Deutz. In 2004, SEK 14.9 billion was related to the divestment of the Scania B shares.

Net acquisitions and divestments of subsidiaries and other business units in 2006 had a positive effect on cash flow by SEK 0.5 billion compared to a positive effect of SEK 0.7 billion in 2005 a negative effect on cash flow by SEK 0.1 billion in 2004.

Interest-bearing receivables including marketable securities had a positive impact on cash flow by SEK 7.6 billion in 2006 and a negative impact on cash flow by SEK 1.3 billion in 2005 and SEK 6.4 billion in 2004.

Cash flow from financing activities. Net cash flow used in financing activities amounted to SEK 9.4 billion in 2006 compared to SEK 3.3 billion in 2005 and SEK 14.7 billion in 2004. Net borrowings decreased during 2006 by SEK 2.6 billion. The new borrowing during the year, mainly through the issue of bonds, contributed SEK 69 billion while amortization of debt was SEK 72.2 billion. The increase in loans during 2005 increased liquid funds of net SEK 42 billion, of which new borrowing during the year contributed SEK 3.6 billion (amortization of debt was SEK 33.4 billion).

Cash dividends paid to AB Volvo shareholders in 2006 totaled SEK 6.8 billion and SEK 5.1 billion in 2005 and SEK 3.4 billion in 2004.

Repurchase of own shares were nil in 2006 and amounted to SEK 1.8 billion in 2005 and to SEK 2.5 billion in 2004.

Change in cash and cash equivalents. The Group’s liquid funds increased during 2006 by SEK 2.6 billion, of which changes in exchange rates decreased liquid funds by SEK 0.5 billion. Cash and cash equivalents at year-end amounted to SEK 10.8 billion in 2006 and SEK 8.1 billion in 2005 and SEK 8.8 billion at December 31, 2004.

Net financial position is calculated as liquid funds and short-term and long-term interest bearing receivables reduced by short-term and long-term interest-bearing loans (including provisions for pensions and other post retirement benefits). Net financial position is focused on Volvo operations excluding Volvo Financial Services, since the net financial position in the customer finance companies is stable. For additional information on Volvo’s Financial Services operations see further on page 45.

Net financial position at December 31, 2006 was calculated as follows:

(in millions of SEK)	Volvo Group, excl Financial Services
Cash and cash equivalents	9,583
Marketable securities 1)	20,324
Short-term interest-bearing receivables and loans	9,751
Long-term interest-bearing receivables and loans	3,463
Non-current assets held for sale, interest-bearing	5
Financial assets	43,126
Loans	(9,779)
Provisions for pensions and other post-employment benefits	(8,661)
Liabilities associated with assets held for sale, interest-bearing	(7)
Financial liabilities	(18,447)

Net financial assets	24,679

The Group’s, excluding Financial Services, net financial position, which totaled net financial assets of SEK 18.7 billion at the beginning of the year, totaled net financial assets of SEK 24.7 billion at December 31, 2006. The increase was due primarily to positive cash flow from operating activities partly offset by dividends paid to AB Volvo shareholders and investments and divestments of shares, net. The net financial position including long-term and short-term customer financing receivables was for the Volvo Group, including Financial Services, SEK 24.3 billion for 2006.

The net financial position as a percentage of shareholders’ equity and minority interests was 28.3% at the end of 2006, 23.7% at the end of 2005 and 25.8% at the end of 2004.

The effect of the acquisition on the Volvo Group cash and cash equivalents amounts to SEK -11.5 billion, whereof SEK -6.0 billion is related to the first quarter 2007 and SEK -5.5 billion relates to the holdings previously reported as shares in an associate company. Volvo is currently reviewing the recognition of certain financial arrangements in Nissan Diesel. This review is estimated to be completed at year-end.

Volvo generally maintains lines of credit throughout the geographical areas where it conducts business. The unused portion of committed credit lines, which may be used without restrictions, amounted to approximately SEK 23 billion at the end of 2006 and consists mainly of stand-by facilities with varying maturities up to the end of 2013.

Credit risks. Credit risks are related to customer credits, to the deposit of liquid funds and to engagements in derivative instruments. Credit risk depends on the creditworthiness of counterparts and is reduced through careful evaluation of their ability to fulfill their obligations.

Customer credits comprise of credit granted to agents and dealers as well as loans made to end-customers by customer-financing companies. In addition, an evaluation of the political and economic situation in the purchaser’s country is made in connection with export transactions. At year-end 2006, Volvo’s accounts receivable amounted to SEK 23.3 billion. The average age of these receivables was 32 days.

Operations are governed by common policies for credits and by rules for classifying customers. The credit portfolio is distributed properly among different categories of customers and different industries. Credit risks are managed through active monitoring and follow-up routines and, in appropriate cases, procedures for repossessing products. Allocations are also made to credit-risk reserves. The credit risk in customer financing is distributed among a large number of individual customers and dealers. Collateral is provided in the form of the products being financed. When issuing credit, an effort is made to balance risk exposure and expected yield. Total assets in the consolidated customer-financing companies, consisting mainly of current and long-term accounts receivable, amounted to SEK 79.9 billion in 2006 compared to SEK 81.1 billion in 2005.

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

Commercial exposure. The objective of the Volvo Group Currency Policy is to minimize the short-term impact of adverse exchange rate fluctuations on the Volvo Group’s operating income, by hedging the Group's forecasted transaction exposure, including firm flows. In order to meet the objective of the Volvo Group Currency Policy, forecasted currency flows representing firm exposure and forecasted exposure with a pre-fixed price in local currency should be hedged. Volvo uses forward exchange contracts and currency options to hedge these flows. In accordance with the Group’s currency policy, between 50% and 80% of the net flow in each currency is hedged for the coming 6 months, 69% to % for months 7 through 12 and firm flows beyond 12 months should normally be hedged.

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

Non-current liabilities. Volvo Treasury AB and Volvo Group Finance Europe BV issue most of the Group’s non-current liabilities. The total outstanding non-current liabilities, excluding current portion as per year-end amounted to SEK 38.7 billion (SEK 43.6 billion). The material currencies issued were the Euro, US dollar, Swedish kronor, Pound Sterling and Canadian dollar amounting to SEK 14.9 billion, SEK 6.1 billion, SEK 9.0 billion, SEK 1.0 billion and SEK 2.3 billion, respectively.

Most of Volvo’s non-current liabilities are issued with a fixed interest rate, with currency and interest rate risk hedged using derivative instruments.

The maturity structure of the Group’s non-current liabilities is set considering the long-term funding needs within the Group. Approximately 70% mature within two to three years, 26% within four to five years and 8% within six years or later. See Note 26 to Volvo’s consolidated financial statements.

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

Volvo transferred a total of 63,667 of own shares to the holders of the share-based incentive program in April 2005. During 2005 share capital was reduced by SEK 95 million through cancellation without repayment of 3,084,619 Series A shares and 12,752,222 Series B shares. After reduction, share capital amounts to SEK 2,554 million and is based on 425,684,044 registered shares. In April 2006, Volvo transferred a total of 100,833 own shares to the holders of the share-based incentive program. The total number of registered shares by year end 2006 amounted to 425,684,044. Volvo held 4.9% of the registered shares at year end 2006, 20,885,454 shares whereof Series A shares 4,145,627 and Series B shares 16,739,827.

Capital Expenditures for Property, Plant and Equipment.

Capital expenditures that had been approved but not yet implemented at year-end 2006 amounted to approximately SEK 6.8 billion. The distribution of these investments, by principal business areas, is as follows:
(in billions of SEK)

Trucks	4.8
Buses	0.1
Construction Equipment	0.7
Volvo Penta	0.2
Volvo Aero	0.5
Other and corporate expenditures	0.5
Total	6.8

Historically, Volvo’s principal method of financing capital expenditures has been with funds provided by operations, supplemented by outside borrowings as required. These sources of financing will continue to be utilized. Volvo has sufficient working capital to meet its needs for the foreseeable future.

U.S. GAAP information

The Volvo Group’s financial statements have been prepared in accordance with IFRS, which vary in some respects from U.S. GAAP. Note 38 to Volvo’s consolidated financial statements for 2006 summarizes the effect that the application of U.S. GAAP would have on consolidated net income and shareholders’ equity. Also see Note 38 to Volvo’s consolidated financial statements for discussion of the impact of recently issued US accounting pronouncements.

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

Introduction of new accounting policies

For a description of changes in accounting principles see “Item 18 - Financial Statements - Note 1”. For a description of changes in US generally accepted accounting principles see “Item 18 - Financial Statements - Note 37”. The financial impacts of the transition to IFRS are described in note 3, Transition to IFRS, to the consolidated financial statements.

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

Research and development expenses in 2006 amounted to SEK 8,354 million compared with SEK 7,557 million in 2005 and SEK 7,614 million in 2004. In accordance with IAS 38 intangible assets, expenditures for development of new products and production systems shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. The application of IAS 38 means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. Other research and development expenses are charged to income as incurred. See further in Notes 1 and 3 to the Consolidated Financial Statements.

5.D.    Trend Information

For a discussion of trend information see “Item 5. Operating and Financial Review and Prospects - 5.A. Operating Results.”

5.E.    Off-Balance Sheet Arrangements

The Group’s off-balance sheet arrangements at December 31, 2006 include:

i.	guaranteed bank loans and other credits for customers and others in an amount of SEK 1,109 million.

ii.	tax claims in an amount of SEK 983 million for actual or anticipated actions against the Volvo Group for which provisions are not considered necessary.

iii.	other contingent liabilities amounting to SEK 5,634 million.

See “Item 18 - Financial Statements - Note 29”

5.F.    Tabular Disclosure of Contractual Obligations

Long-term financial obligations include:
(in millions of SEK)	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including current maturities and financial lease obligations (a)	59,118	38,712	14,584	5,098	724
Operating leases	2,877	841	709	779	528
Total	61,995	39,553	15,293	5,897	1,252
(a) as recognized in Volvo’s Consolidated Balance Sheet as of December 31, 2006.

At December 31, 2006, Volvo further had commitments to repurchase used products through buy-back contracts and residual value guarantees with external customers in an amount of SEK 8,933 million (these commitments are reflected in Volvo's consolidated financial statements either as non-current liabilities, current liabilities or contingent liabilities).

The Volvo Group has no contractual obligations to contribute, during 2007, to Volvo related pension funds. The future payments will be influenced by future actuarial assumptions and could not thus be estimated. More about Volvo pensions could be found in F-pages note 24, Post-employment benefits.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.    Directors and Senior Management

Corporate bodies in corporate governance

The governance and control of the Volvo Group is carried out through a number of corporate bodies. At General Meetings, the shareholders exercise their voting rights with regard, for example, to the composition of the Board of Directors of AB Volvo and election of external auditors. An Election Committee proposes candidates to serve as Board members, Board Chairman and external auditors. The Board is responsible for the Group’s long-term development and strategy as well as controlling and evaluating the company’s operations. In addition, the Board appoints the President of AB Volvo, who is also the Chief Executive Officer (CEO). The duties of the Board are partly exercised through its Audit Committee and its Remuneration Committee. The CEO is in charge of the daily management of the Group in accordance with guidelines and instructions provided by the Board.

The CEO is in charge of the daily management of the Group through primarily two different organs, the Group Executive Committee and the business areas Boards of Directors. The Group Executive Committee comprises those officers who report directly to the CEO. At 2006 year-end, there were 17 Group Executive Committee members including the CEO and the Presidents of the Group’s eight business areas, as well as the President of Volvo Powertrain business unit, who is also the Technical Director for the Volvo Group. The Group Executive Committee also includes the Executive Vice President, who is also the Deputy CEO, Chief Financial Officer and Heads of the Group’s staff units. Meetings, which are led by the CEO, deal with Group-wide issues and issues affecting more than one business area, and provide information concerning the Group’s performance. The CEO or the Deputy CEO is the Chairman of the Board for the Boards of all business areas, and these comprise mainly of other members of the Group Executive Committee. The Boards of the business areas effect control and follow-ups of business areas' financial development, business plans and goals as well as make decisions regarding, for example, investments.

Swedish Code of Corporate Governance

Volvo applies the Swedish Code of Corporate Governance (“the Code”).

Between January 1, 2006 and December 31, 2006 Volvo did not deviate from any of the Code’s regulations that were applicable during this period, with the exception of paragraph 4.2.1. The exception is that Tom Hedelius is member of the remuneration committee even though he is not, according to the Code, independent in relation to the company and the company management.

Election Committee

The Election Committee is the shareholders’ body responsible for submitting to the Annual General Meeting the names of candidates to serve as Chairman and other members of the Board, the fees to be paid distributed among the Chairman, other members of the Board and any remuneration for work on the Board’s committees. In the years in which election of auditors for Volvo shall be held, the Election Committee presents proposals for election of auditors and audit fees to be paid based on the preparations carried out by Volvo’s Audit Committee.

In conjunction with the Election Committee proposing candidates for Chairman and the other members of the Board, the Election Committee shall comment on whether those persons who are proposed are to be considered as independent in relation to the company and company management as well as to large shareholders in the company. The Election Committee’s proposal shall be presented to Volvo in sufficient time to be able to be included in the notice of the Annual General Meeting and at the same time on Volvo’s web site.

The Election Committee, which was appointed at Volvo’s Annual General Meeting in 2006, comprised Volvo’s Chairman Finn Johnsson, Eva Halvarsson, representing the Second Swedish National Pension Fund, Björn Lind, representing SEB Funds, Curt Källströmer, representing Svenska Handelsbanken and Thierry Moulonguet, representing Renault SA. The Election Committee internally selected Curt Källströmer as Chairman. In November, 2006 Lars Förberg representing Violet Partners LP, became member instead of Eva Halvarsson. Violet Partners LP replaced the Second Swedish National Pension Fund as the fourth largest shareholder, by votes, in Volvo. Eva Halvarsson was at the same time co-opted onto the Election Committee.

The 2007 Annual General Meeting elected the Board Chairman Finn Johnsson, Carl-Olof By, representing Svenska Handelsbanken and others, Lars Förberg, representing Violet Partners, Björn Lind, representing SEB funds/Trygg Försäkring and Thierry Moulonguet, representing Renault s.a.s. as members of the Election Committee.

Board of Directors

In 2006, AB Volvo’s Board of Directors consisted of eight members elected by the Annual General Meeting. In addition, the Board had three members and two deputy members appointed by employee organizations. The CEO, Leif Johansson, was a member of the Board.

During 2006, six regular meetings and two extraordinary meetings were held.

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

The Annual General Meeting decides on the fees to be paid to the Board members elected by the shareholders. The Annual General Meeting held on April 5, 2006 approved a total fee to the Board, for the time until the end of the next Annual General Meeting, of SEK 4,775,000 to be distributed among the Board Members according to the following. The Chairman of the Board receives a fee of SEK 1,350,000 and the remaining members a total of SEK 2,700,000 to be distributed among the members as the Board decides. In addition, the Chairman of Audit Committee shall receive SEK 250,000 and the other two members of the Audit Committee SEK 125,000 each and the members of the Remuneration Committee SEK 75,000 each.

During the year, the Board reviewed the business plans and strategies for the various businesses in the Volvo Group. In addition thereto, the Board reviewed the financial positions of AB Volvo and the Volvo Group on a regular basis and acted in order to ascertain that there are efficient systems in order to follow-up and control the business and financial position of the Volvo Group. In connection therewith, the Audit Committee is responsible for preparing for the Board’s work through quality assurance of the company’s financial reporting through reviewing the interim reports and the annual report. The Board has met with the company’s auditors during 2006. The Board has continuously evaluated the performance of the CEO.

During 2006, the Board focused specifically on issues pertaining to the Volvo Group’s strategy with regard to Asia and thereby decided to acquire shares in Nissan Diesel Motor Co Ltd and on initiating discussions on the commercial operation Dongfeng Motor Co Ltd. During the year, the Board also discussed and decided to renew the financial goals for the Volvo Group. In addition, the Board also dealt regularly with matters involving other divestments, acquisitions and the establishment of new operations, and matters related to investments in product renewal and product development in the Group’s business areas.

The Board’s work is mainly performed through Board meetings and through meetings in the respective committees of the Board. In addition thereto, the chairman of the Board is in regular contact with the CEO in order to discuss on-going business and to ensure that the decisions taken by the Board are executed. An account of each Board member’s age, education, main professional experience, other board memberships, ownership of shares in Volvo and the years of membership on the Volvo Board is presented on page 60.

During 2006, the Board performed its yearly evaluation of the Board’s work. The Chairman has informed the Election Committee on the result of the evaluation.

The Board’s composition and attendance at meetings from January 1, 2006 to December 31, 2006.

	Board	Audit Committee	Remuneration Committee
Finn Johnsson	8		4
Per-Olof Eriksson	8	4
Tom Hedelius	8		4
Leif Johansson	8
Louis Schweitzer	7		4
Philippe Klein [1]	5
Ying Yeh [1]	4	3
Peter Bijur [1]	4	3
Ken Whipple [2]	3	1
Haruko Fukoda [2]	2	1
Patrick Faure [2]	1
Olle Ludvigsson, employee representative	8
Johnny Rönnkvist, employee representative	8
Martin Linder, employee representative	7
Total number of meetings	8	4	4

1 Elected to the Board at the 2006 Annual General Meeting.

2 Resigned from the Board in conjunction with the 2006 Annual General Meeting

Audit Committee

In December 2002, the Board established an Audit Committee primarily for the purpose of overseeing the accounting and financial reporting processes and the audit of the financial statements. The Audit Committee is responsible for preparing the Board’s work through quality assurance of the company’s financial reporting through reviewing the interim reports and the annual report. In addition, the Audit Committee’s task is to establish guidelines specifying what other services than audit the company may procure from the company’s auditors and to provide guidelines for and decisions on transactions with companies and persons closely associated with Volvo. The Audit Committee is also responsible for evaluating the internal and external auditors’ work as well as providing the Election Committee with the results of the evaluation and assisting in preparing proposals for auditors.

Prior to the 2006 Annual General Meeting, the Audit Committee comprised Board members Haruko Fakuda, Ken Whipple and Per-Olof Eriksson, Chairman. After the Annual General Meeting in 2006, the Audit Committee comprised Board members Peter Bijur, Ying Yeh and Per-Olof Eriksson, Chairman. During 2006 the Audit Committee held three regular meetings and one extraordinary meeting.

The Audit Committee met with the external auditors and Head of Internal Audit at the ordinary meetings. The Audit Committee has also met with the external auditors without the presence of the company management.

As of April 5, 2007, the Audit Committee consists of Per-Olof Eriksson, Ying Yeh, Peter Bijur and Lars Westerberg. The Board of Directors has determined that each of Per-Olof Eriksson, Ying Yeh, Peter Bijur and Lars Westerberg are an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Remuneration Committee

In April 2003, the Board established a Remuneration Committee primarily for the purpose of preparing and deciding on issues relating to remuneration for senior executives in the Group. The duties of the Committee include presenting recommendations for resolution by the Board regarding terms of employment and remuneration for the President and Executive Vice President of AB Volvo, principles for remuneration, including pensions and severance payment for other members of the Group Executive Committee, and principles for variable salary systems, share-based incentive programs, pensions and severance payment for other senior executives in the Group. In addition, the Remuneration Committee decides the individual terms of employment for the other members of the Group Executive Committee in accordance with the principles established by the Board.

In 2006, the Remuneration Committee comprised Board members Tom Hedelius, Louis Schweitzer and Finn Johnsson, Chairman. The Remuneration Committee held four meetings during the year.

Disclosure Committee

A Disclosure Committee was established in 2004. The Committee contributes to ensuring that Volvo fulfills its obligations according to applicable legislation as well as to listing rules to timely disclose to the financial market all material information that affects the share price.

The Committee comprises the heads of the departments, Corporate Finance, Internal Audit, Investor Relations, Corporate Legal, Business Control and Financial Reporting.

The Directors and Deputy Directors of AB Volvo , their respective ages, the years in which such positions were attained and their material memberships on the Boards of other companies as of April 30, 2007, are:

Name	Age	Position and Other Directorships
Finn Johnsson	61
Chairman of the Board (since February 2004). Director (since 1998). Chairman of the Remuneration Committee. Chairman of the Boards of Luvata Oy, Thomas Concrete Group AB, Unomedical A/S, KappAhl AB and City Airline. Member of the Boards of Skanska AB and AB Industriv’rden.

Peter Bijur	65	Director (since 2006). Member of the Audit Committee. MBA Marketing, BA Political Science. Board member: Gulfmark Offshore Inc.
Per-Olof Eriksson	69
Director (since 1994). Chairman of the Audit Committee. Master of Engineering, Hon. Dr. of Technology. Board Chairman: Callans Tr’ AB, Cross Country Systems AB, Odlander, Fredriksson & Co and OFP V Advisor AB. Board member: Assa Abloy AB, Biotage AB, Elkem AS, Investment AB Öresund, KTH Holding AB, Senea AB and Södersjukhuset AB. Member of the Royal Swedish Academy of Engineering Sciences.

Tom Hedelius	68
Director (since 1994). Member of the Remuneration Committee. Master of Business Administration, Hon. Dr. of Economics. Board Chairman: AB Industriv’rden, Bergman & Beving AB, Anders Sandrews Stiftelse and Jan Wallanders och Tom Hedelius stiftelse. Honorary Chairman: Svenska Handelsbanken. Vice Chairman: Addtech AB and Lagercrantz Group AB. Board member: Svenska Cellulosa Aktiebolaget SCA and Lundbergs AB.

Leif Johansson	56
Director (since 1997). Master of Engineering. President of AB Volvo and Chief Executive Officer of the Volvo Group since 1997. With Volvo since 1997. Board member: Bristol-Myers Squibb Company, Svenska Cellulosa Aktiebolaget SCA, Confederation of Swedish Enterprise and The Association of Swedish Engineering Industries. Member of the Royal Swedish Academy of Engineering Sciences.

Philippe Klein	50	Director (since 2006). Senior Vice President CEO/COO Office and Corporate Administration, Nissan Motor Co., Ltd.
Louis Schweitzer	65
Director (since 2001). Member of the Remuneration Committee. Bachelor of Laws. Board Chairman: Renault, AstraZeneca Plc. Vice President of the Philips Supervisory Board. Board member: Electricité de France, BNP-Paribas, Véolia and L´Oréal.

Ying Yeh	58	Director (since 2006). Member of the Audit Committee. President and Chairman of Kodak North Asia Region.
Lars Westerberg	59	Director (since April 4, 2007). Member of the Audit Committee. Board Chairman: Autoliv Inc. and Husqvarna AB. Board member: SSAB and Plastal AB.
Martin Linder*	34	Director (since May 2004)
Olle Ludvigsson*	59	Director (since 1988). Deputy Director 1983 - 1988.
Johnny Rönnkvist*	60	Director (since 1999).
Berth Thulin*	56	Deputy Director (since 1999).
Margareta Öhlin*	60	Deputy Director (since 2005).
_____________________________
* Employee representative

At the Annual General Meeting on April 4, 2007, Lars Westerberg was elected as new Director.

Secretary to the Board

Eva Persson	54	Secretary to the Board (since 1997). Senior Vice President and General Counsel of AB Volvo.

Volvo Group Executive Committee

The members of the Volvo Group Executive Committee are appointed by, and report to, the Chief Executive Officer.

The senior executive officers of the Volvo Group, together with the years in which they were appointed to their respective offices, are as follows:

Name	Age	Position
Leif Johansson	56
President of AB Volvo and Chief Executive Officer of the Volvo Group (since 1997). President and CEO of Electrolux Group (1994-1997), President of AB Electrolux (1991-1997), President of Facit AB (1982-1983), President of Husqvarna Motorcyklar AB (1979-1981). Member of Volvo Board (since 1997).

Jorma Halonen	59
Executive Vice President of AB Volvo and Deputy CEO (since 2004). President of Volvo Truck Corporation (2001-2004). Various positions at Scania (1990-2001). Member of Group Executive Committee (since 2002).

Pär Östberg	45
Born 1962. Senior Vice President of AB Volvo and CFO of the Volvo Group since December 2005. Senior Vice President and CFO of Renault Trucks (2004-2005). Member of the Group Executive Committee since December 2005, responsible for finance, strategy and business development.

Eva Persson	54	Senior Vice President of AB Volvo and General Counsel of the Volvo Group (since 1997). Member of Group Executive Committee (since 1997), responsible for legal, tax and security matters.
Stefan Johnsson	48
Senior Vice President of AB Volvo responsible for business units and human resources. Senior Vice President and CFO of the Volvo Group (1998-November 2005). President of Volvo Group Finance Sweden (1994-1998). Member of Group Executive Committee (since 1998).

Per Löjdquist	58	Senior Vice President of AB Volvo (since 1997), responsible for Corporate Communications and Brand Management. Member of the Group Executive Committee (since 1997).
Jan-Eric Sundgren	56	Senior Vice President of AB Volvo (since 2006), responsible for Public and Environmental Affairs. Member of the Group Executive Committee (since 2006).
Lars-Göran Moberg	64	President of Volvo Powertrain (since 2001). Member of the Group Executive Committee (since 2001).
Staffan Jufors	56	President of Volvo Trucks (since 2004). President of AB Volvo Penta (1998-2004). Vice President of Volvo Car Corporation, Olofström (1992-1998). Member of the Group Executive Committee (since 1998).
Stefano Chmielewski	55
President of Renault Trucks (since May 1, 2003). Senior Vice President Sales, Renault Trucks 2001-2003. Various positions with Iveco and Volkswagen 1982-2001. Member of Volvo Group Executive Committee (since 2003).

Paul Vikner	58
President of Mack Trucks, Inc. since 2001. Executive Vice President of Sales and Marketing, Mack Trucks, Inc. 1996-2001. Previously at Iveco Trucks North America and Isuzu Trucks North America 1972-1994. Member of Group Executive Committee (since 2004).

Iwao Nakamura	65
President of Nissan Diesel since 2002, and has earlier held various positions within Nissan Motor, including being a member of the Board of Directors. Member of Volvo Group Executive Committee since April 18, 2007.

Håkan Karlsson	46	President of Volvo Bus Corporation. President of Volvo Logistics 2000-2003. Member of Group Executive Committee (since 2003).
Tony Helsham	53
President of Volvo Construction Equipment (since 2000).  President and CEO of Euclid Hitachi Heavy Equipment (1995-1998). President of Volvo Construction Equipment Korea, (1998-2000). Member of Group Executive Committee (since 2000).

Göran Gummeson	60	President of Volvo Penta (since 2004). Various positions with Volvo Penta since 1991, head of Volvo Penta’s European operations (1998-2004). Member of the Group Executive Committee (since 2004).
Olof Persson	43	President of Volvo Aero Corporation since 2006. Member of Group Executive Committee since July 1 2006. With Volvo since 2006.
Salvatore L Mauro	47
President of Volvo Financial Services (since 2001). President of Volvo Car Finance Europe (1999-2001). Vice President and CFO Volvo Car Finance Inc. (1993-1996). Member of the Group Executive Committee (since 2001).

Michel Gigou, member of the Group Executive Committee since 2002, retired on April 30, 2006. Within the Group Executive Committee, Michel Gigou’s responsibilities included Volvo’s operations in China, a responsibility that was assumed by Jorma Halonen.

During 2006, Volvo’s Group Executive Committee was expanded through the addition of Jan-Eric Sundgren, former President of Chalmers University of Technology. Jan-Eric Sundgren’s responsibilities include contacts with public authorities, universities and colleges. He also focuses on technological and research-related matters within the Volvo Group and has Group-wide responsibility for environmental and safety issues.

Olof Persson became President of Volvo Aero on July 1, 2006. As from this date he is also a member of the Volvo Group Executive Committee. He succeeded Fred Bodin, who retired on February 20, 2007. Before he took on his position within the Volvo Group, Olof Persson was President of the Canadian aircraft and train manufacturer Bombardier’s Mainline and Metro division for trains and subways.

On February 20 2007, Volvo made a public offer for Nissan Diesel and Volvo completed the acquisition on March 24. Iwao Nakamura, President of Nissan Diesel, has been appointed a new member of Volvo’s Group Executive Committee, effective April 18 2007. As a result of Nissan Diesel’s current President, Iwao Nakamura, retiring at mid-year 2007, Satoru Takeuchi will replace him as a member of Volvo’s Group Executive Committee. Satoru Takeuchi will also succeed Iwao Nakamura as President of Nissan Diesel.

6.B.    Compensation

See “Item 18 - Financial Statements - Note 34” for additional information concerning the compensation of the company’s directors and executive officers.

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

6.D.    Employees

The number of employees in Volvo as of December 31, 2006, was 83,190.

The following table sets forth the approximate number of employees, by business area, at December 31, 2004, 2005 and 2006:
	2004	2005	2006
Trucks	49,450	50,240	49,900
Buses	7,700	7,710	7,760
Construction Equipment	9,930	10,290	11,050
Volvo Penta	1,580	1,560	1,650
Volvo Aero	3,350	3,460	3,510
Financial Services	1,100	1,070	1,140
Other operations	7,970	7,530	8,180
Total, as reported	81,080	81,860	83,190
The following table sets forth the approximate number of employees, by geographic area, at December 31, 2004, 2005 and 2006:

	2004	2005	2006
Europe	57,460	56,720	57,900
North America	14,620	15,140	14,820
South America	3,110	3,690	3,890
Asia	4,130	4,210	4,420
Other markets	1,760	2100	2,160
Total, as reported	81,080	81,860	83,190

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

6.E.    Share Ownership

Board Members	Holdings, April 30, 2007[1], 2,

Finn Johnsson	20,000 Volvo shares, including 10,000 Series B shares and 4,000 redemption shares
Per-Olof Eriksson	31,000 Volvo Series A shares, and 6,200 redemption shares
Tom Hedelius	13,465 Volvo shares, including 10,000 Series A shares and 2,693 redemption shares
Leif Johansson	292,810 Volvo shares, including 257,690 Series B shares, 58,562 redemption shares and 50,000 employee stock options[3].
Louis Schweitzer	10,000 Volvo Series B shares and 2,000 redemption shares
Philippe Klein	1,300 Volvo Series B shares and 260 redemption shares
Peter Bijur	None
Ying Yeh	None
Lars Westerberg	None

Deputy Board Members

Martin Linder	None
Olle Ludvigsson	775 Volvo Shares, including 525 Series B shares and 155 redemption shares
Johnny Rönnkvist	1,425 Volvo shares, including 1,175 Series A shares and 285 redemption shares
Berth Thulin	500 Volvo Series B shares and 100 redemption shares
Margareta Öhlin	None

Executive officers	Holdings, April 30, 2007[1], 2,

Leif Johansson	292,810 Volvo shares, including 257,690 Series B shares, 58,562 redemption shares and 50,000 employee stock options[3]
Jorma Halonen	40,000 Volvo Series B shares, 8,000 redemption shares and 25,000 employee stock options[3]
Stefano Chmielewski	None
Paul Vikner	10,000 Volvo Series B shares and 2,000 redemption shares
Håkan Karlsson	42,210 Volvo shares, including 40,875 Series B shares and 8,442 redemption shares
Tony Helsham	None
Staffan Jufors	29,790 Volvo shares, including 24,020 Series B shares and 5,958 redemption shares
Göran Gummeson	52,195 Volvo Series B shares and 10,439 redemption shares
Olof Persson	11,250 Volvo Series B shares and 2,250 redemption shares
Iwao Nakamura	None
Salvatore L. Mauro	1,003 American Depositary Receipts (ADRs) of AB Volvo
Lars-Göran Moberg	69,290 Volvo shares, including 68,260 Series B shares, 13,858 redemption shares and 25,000 employee stock options[3]
Stefan Johnsson	40,375 Volvo shares, including 40,000 Series B shares and 8,075 redemption shares
Per Löjdquist	53,225 Volvo shares, including 36,445 Series B shares and 10,645 redemption shares
Eva Persson	10,000 Volvo shares, including 8,740 Series B shares and 2,000 redemption shares
Pär Östberg	25,000 Volvo Series B shares and 5,000 redemption shares
Jan-Eric Sundgren	8,335 Volvo Series B shares and 1,667 redemption shares

1 The cumulative shareholdings of the Board members and executive officers correspond to less than 1% of the votes and shares in the Company.
2 At the Annual General Meeting of AB Volvo held on April 4, 2007, the Board’s proposal for a 6:1 share split was approved. Each Volvo share was split into six shares, five ordinary shares and one redemption share. On April 26, 2007, the 6:1 split of the Volvo share took effect. The 6:1 split included an automatic redemption, in which the sixth share was redeemed by AB Volvo on May 28, 2007. On the NASDAQ stock market the share split of the ADS took effect on May 10, 2007.
3  Following the share split and redemption program, the employee stock option program (expires 2006/2008) was amended in order to reflect the new share structure of Volvo. Recalculation has taken place of the exercise price and the number of shares each option entitles the option holder to acquire. The new exercise price is 30 SEK per share and each option entitles the holder to acquire 5.43041 Volvo B shares.

Option Programs and Share Based Incentive Programs. During 2006 Volvo had a program for employee stock options (expires 2006/2008). The employee stock options were exercisable as of May 2, 2006, and consequently at the date of this annual report the shareholdings and the holdings of employee stock options may have changed. Following the share split and redemption program, see Item 9.A.4, the employee stock option program (expires 2006/2008) was amended in order to reflect the new share structure of Volvo. Recalculation has taken place of the exercise price and the number of shares each option entitles the option holder to acquire. The new exercise price is 30 SEK per share and each option entitles the holder to acquire 5.43041 Volvo B shares. Furthermore, Volvo had a share based incentive program in 2006. During the first quarter of 2007, full allotment was made under this program as certain stipulated financial goals were achieved. The AGM resolved to establish a new share-based incentive program for senior executives within the Volvo Group pertaining to the 2007 financial year. The structure of the program corresponds to the programs approved by the AGM in 2006. Accordingly, the program will result in the number of eligible senior executives (including members of group management) amounting to not more than 240 persons. The maximum numbers of Volvo shares that may be allotted are 2,590,000, of which CEO Leif Johansson may receive a maximum of 40,000 shares and the other participants a maximum of 10,000-20,000 shares each. The number of shares to be allotted is dependent on the fulfillment of certain financial goals for the Company, determined by the Board for the 2007 fiscal year. At grant date the share price was 114,81, adjusted for ordinary dividend for 2008 the value per share will be 109,81. Assuming the goals are fulfilled the cost for the program, including social fees, will then amount to about SEK 353 million. The AGM further resolved that treasury shares held by AB Volvo may be used to fulfill the commitments of the program. Detailed information on the Option Programs and share-based incentive programs are reported in Note 34 to the consolidated financial statements included in Item 18 of this annual report.

Profit sharing and Volvo Company Pension. Volvo is a worldwide organization with a global profit sharing scheme. The system, Volvo Profit Sharing, comprises approximately 68,000 employees throughout the world. Implementation of the profit sharing system requires that the return on the Company's shareholders' equity exceeds 10%.

Profit sharing involves a focus on Volvo's success factors: growth, product cycle management and operational excellence. Because employee’s profit sharing is linked to the development of the Volvo Share, their understanding of the role of shareholders within the company will increase. Profit sharing also helps to make Volvo more attractive as an employer to both present and future employees. Profit sharing gives employees an additional incentive to have a favorable impact on earnings and to feel a greater sense of solidarity with Volvo. In 2006 the return of the company’s shareholders equity exceeded 18% before cost for profit sharing system, which amounted to approximately SEK 450 million (SEK 450 million in 2005 and 200 million in 2004). There were no payments for profit sharing to employees for 2003 and 2002.

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

On May 11, 2007, Renault SAS was known to AB Volvo to be the holder of shares representing 21.3% of the votes and 21.8% of the share capital of AB Volvo, based on the number of outstanding shares. The holding of Renault SAS consists of 138,604,945 A Shares and 302,915,940 B Shares. It equals 21.1% of the number of outstanding A Shares and 22.1% of the B Shares. The holding of A Shares equals 6.8% of the total number of outstanding shares. The holding of B Shares equals 15.0% of the total number of outstanding shares.

On May 11, 2007, Violet Partners LP was known to AB Volvo to be the holder of shares representing 5.7% of the votes and 2.2% of the share capital of AB Volvo, based on the number of outstanding shares. The holding of Violet Partners LP consists of 44,851,680 A Shares and 0 B Shares. It equals 6.8% of the number of outstanding A Shares and 0% of the B Shares. The holding of A Shares equals 2.2% of the total number of outstanding shares. The holding of B Shares equals 0% of the total number of outstanding shares.

On May 11, 2007, Svenska Handelsbanken was known to AB Volvo to be the holder of shares representing 5.4% of the votes and 2.2% of the share capital of AB Volvo, based on the number of outstanding shares. The holding of Svenska Handelsbanken consists of 42,367,308 A Shares and 3,020,492 B Shares. It equals 6.5% of the number of outstanding A Shares and 0.2% of the B Shares. The holding of A Shares equals 2.1% of the total number of outstanding shares. The holding of B Shares equals 0.1% of the total number of outstanding shares.

On May 11, 2007, SEB Funds / SEB Trygg Insurance was known to AB Volvo to be the holder of shares representing 5.0% of the votes and 2.2% of the share capital of AB Volvo, based on the number of outstanding shares. The holding of SEB Funds / SEB Trygg Insurance consists of 39,332,300 A Shares and 6,126,260 B Shares. It equals 6.0% of the number of outstanding A Shares and 0.4% of the B Shares. The holding of A Shares equals 1.9% of the total number of outstanding shares. The holding of B Shares equals 0.3% of the total number of outstanding shares.

On May 11, 2007, Second Swedish National Pension Fund was known to AB Volvo to be the holder of shares representing 4.9% of the votes and 2.4% of the share capital of AB Volvo, based on the number of outstanding shares. The holding of Second Swedish National Pension Fund consists of 38,071,790 A Shares and 11,432,010 B Shares. It equals 5.8% of the number of outstanding A Shares and 0.8% of the B Shares. The holding of A Shares equals 1.9% of the total number of outstanding shares. The holding of B Shares equals 0.6% of the total number of outstanding shares.

As far as known to AB Volvo, it was not directly owned or controlled by another corporation or by any foreign government as of May 11, 2007.

As of April 30, 2007, the directors and members of the executive committee of AB Volvo, as a group, held 763,948 shares of AB Volvo of which 114,095 were A Shares, representing less than one percent of the nominal share capital and voting rights in AB Volvo.

On April 30, 2007, there were 185,238 shareholders of Volvo’s shares registered with the Swedish Securities Register Center, VPC AB (“VPC”).

7.B.    Related Party Transactions

The Company and Group Companies have entered into various transactions in the normal course of business with Renault SAS and subsidiaries (“Renault”). Amounts due from and due to Renault amounted to SEK 97, 57 and 81 million and SEK 1,176, 762 and 554 million, respectively, at December 31, the respective year 2006, 2005 and 2004. Sales to and purchases from Renault amounted to SEK 336, 182 and 277 million and SEK 4,031, 3,493, and 3,242 million, respectively, for 2006, 2005 and 2004. The sales were mainly from Renault Trucks and consisted of bus components and spare parts. The purchases was mainly made by Renault Trucks and consisted of light trucks. The transactions also comprise a trademark license from Renault for the use of the trademark “Renault”. For information regarding the acquisition of Renault V.I. and Mack trucks see “Item 4. Information on the Company - 4.A. History and Development of Company”.

During 2005, AB Volvo sold properties to market price to members in group management for an amount of SEK 17 million. No similar transaction took place during 2006.

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

7.C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

8.A.1	See Item 18.

8.A.2	See Item 18.

8.A.3	See “Report of Independent Registered Public Accounting Firm “, page F-2.

8.A.4	We have complied with this requirement.

8.A.5	Not applicable.

8.A.6	Volvo Group’s exports from Sweden were SEK 80,517, 71,133 and 62,653, millions the respective year 2006, 2005 and 2004. The corresponding percentages, 31%, 30% and 30% of total sales.

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

Between 1985 and 1995, Volvo Aero Norway A/S (“VAN”) and Snecma entered into several agreements relating to the supply by VAN of components for the Snecma CFM56 engine. These aircraft engine programs are long term agreements, with an expected term of not less than thirty years. In 2005, Snecma filed a request for arbitration against VAN, requesting a declaratory award stating that Snecma is entitled to calculate VAN’s compensation under the agreements in other ways than the common and undisputed interpretation of the agreements during nearly twenty years of performance. An award in Snecma’s favor would mean that the compensation would be significantly reduced. It is difficult to assess the magnitude of such a reduction of the concession levels since, instead of fixed levels of payment, the levels of payment to VAN would be affected by the actual payments received by Snecma from its customers. VAN has no access to the commercial information needed to calculate the payment levels in such case. VAN has rejected Snecma’s claims. Arbitral hearings were closed in March 2007 and the arbitral award is expected during 2007.

AB Volvo has received a document subpoena from the United States Securities and Exchange Commission (the "SEC") in connection with the SEC's investigation into the United Nations Oil For Food Program. Volvo is cooperating with this investigation. The Swedish and French authorities are also investigating the Oil for Food program.

Global actors like Volvo are occasionally involved in tax disputes of different proportions and in different stages. On a regular basis Volvo evaluates the exposure related to such disputes and, to the extent it is possible to reasonably estimate what the outcome will be, makes provisions when it is more likely than not that there will be additional tax to pay.

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

The following table sets forth the cash dividends per share in kronor, and the dollar equivalents, paid in respect of each of the five years ended December 31:
Year	Dividend Paid per Share
	(SEK)	(US$1)
2002	8.00	0.95
2003	8.00[2]	1.06
2004	12.50	1.79
2005	16.75	2.16
2006	25.00[3]	3.68

[1]	Translated for convenience only into dollars at the Noon Buying Rate on the dividend payment date.
[2]
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

[3]	In addition, and an extraordinary payment was made through a 6:1 share split in which the sixth share was redeemed by AB Volvo for an amount of SEK 25 per share.

Dividends received by United States holders of American Depositary Shares or B Shares are subject to Swedish withholding taxes.  See “Item 10. Additional Information – 10.E Taxation”.

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

At the Annual General Meeting of AB Volvo held on April 4, 2007, the Board’s proposal for a 6:1 share split was approved. Each Volvo share was split into six shares, five ordinary shares and one redemption share. On April 26, 2007, the 6:1 split of the Volvo share took effect on the Stockholm Stock Exchange in Sweden and the share price was adjusted accordingly. The 6:1 split included an automatic redemption, in which the sixth share was redeemed by AB Volvo on May 28, 2007, for SEK 25.00 per share.

	A shares		B shares		ADSs
	High	Low	High	Low	High	Low
	(SEK per Share)		(SEK per Share)		($ per ADS)
Annual information for the past five years
2006	491	319.5	477.5	326.5	69.13	42.64
2005	368.5	249.5	378.5	260	50.50	37.79
2004	272	210	283	220.5	41.36	30.29
2003	216	130.5	225	136	30.62	16.03
2002	201	117	209.5	124	20.90	13.40

Quarterly information for the past two years
2007
First Quarter	605	478	595	463	85.75	65.91
2006
First Quarter	373	328.5	382.5	338	49.55	42.64
Second Quarter	382.5	319.5	388	326.5	53.45	44.12
Third Quarter	454.5	353.5	436.5	357.5	60.34	49.32
Fourth Quarter	491	443	477.5	429.5	69.13	58.65
2005
First Quarter	317.5	249.5	330.5	260	48.36	37.79
Second Quarter	310	267.5	321	278	44.95	39.39
Third Quarter	344.5	306	355.5	316.5	45.50	40.58
Fourth Quarter	368.5	295	378.5	305	47.50	38.30

Monthly information for most recent six months
April 2007*	134	114.5	131.5	111.7	98.2	84.5
March 2007	605	552	595	538	85.75	75.44
February 2007	594	523	578	511	82.19	73.15
January 2007	525	478	510	463	73.51	65.91
December 2006	486.5	456	473	443	69.13	65.60
November 2006	491	455	477.5	441	66.80	62.42
*
On April 26, 2007, the 6:1 split of the Volvo share took effect on the Stockholm Stock Exchange in Sweden and the share price was adjusted accordingly. On the NASDAQ stock market the share split of the ADS took effect on May 10, 2007.

Fluctuations in the exchange rate between the Swedish Kronor and the U.S. dollar will affect the U.S. dollar equivalent of the Swedish Kronor price of the shares on the Stockholmsbörsen.

9.A.5.	Not applicable.

9.A.6.	Not applicable.

9.A.7.	Not applicable.

9.B.	Plan of Distribution

Not applicable.

9.C	Markets

The principal market for both Volvo’s A and B Shares is the Stockholmsbörsen. Since December 1984, ADSs representing AB Volvo’s B Shares (prior to January 1, 1993, Non-Restricted B Shares) have been traded in the United States through NASDAQ. These American Depositary Shares are evidenced by American Depositary Receipts (“ADRs”) issued by JP Morgan Chase Bank, N.A., as depositary, and are traded under the symbol “VOLV”. Each ADS outstanding represents one B Share deposited with JP Morgan Chase Bank, N.A. JP Morgan Chase Bank, N.A. has advised Volvo that, as of December 31, 2006, there were about 13 million ADSs outstanding and 3,142 record holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 4.5% of AB Volvo’s B Shares.

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

In November 2003, Volvo obtained an exemption from Nasdaq from the shareholder approval requirements pursuant to Nasdaq Marketplace Rule 4350(i) (1) (A) with respect to certain equity compensation plans. On June 13 2007, the Board of Directors of AB Volvo decided to apply for delisting of the Volvo share from the NASDAQ stock exchange in the United States and for deregistration of the Class B share from the US Securities and Exchange Commission, SEC.

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A	Share capital

Not applicable.

10.B	Memorandum and articles of association

AB Volvo is registered in the Swedish Companies Register under the number 556012-5790. AB Volvo’s corporate purposes are to concentrate on the following product areas: transportation, food processing, energy and finance (with the exception, however, of activities that are subject to the relevant law on banking activities and credit market companies), management of real estate, goods and chattels and other operations associated with these activities. The new Swedish Companies Act entered into force on January 1, 2006, and as a consequence thereof a number of changes to the articles of association were necessitated. At the General Meeting of Shareholders held on April 5, 2006, it was resolved to amend the articles of association in order to comply with the new Swedish Companies Act. The Articles of Association was also amended on the Annual General Meeting held on April 4, 2007, regarding the 6:1 share split. Set forth below is a summary of certain material provisions of the current AB Volvo Articles of Association and the new Swedish Companies Act. This description does not purport to be complete.

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

According to the Articles of Association the share capital of AB Volvo shall comprise a minimum of SEK 1,800 million and not more than SEK 7,200 million. The number of shares shall be a minimum of 1,000,000,000 and a maximum of 4,000,000,000.

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

Under Swedish law, only a general meeting of shareholders (annual or extraordinary) may authorize the payment of dividends. A Swedish limited company may not distribute dividends to such an extent that the company’s restricted equity is not fully covered after the distribution. The calculation shall be based on the latest adopted balance sheet and any changes in the restricted equity that have occurred after the balance day shall be considered. Consequently, profits that have not yet been adopted by the annual general meeting may not be distributed. The foregoing applies regardless of whether the dividend is decided at an annual general meeting or by an extraordinary general meeting during the course of a financial year. Further, no dividend may be distributed unless the dividend is deemed justifiable on both the company and the group level with regard to the demands on company and group equity imposed by the type, scope and risks of the business and with regard to the need to strengthen the company’s and the group’s balance sheet, liquidity and overall position. Further, the payment of dividends may not exceed the amount recommended by the Board of Directors, except that in the event a demand is made by holders of at least 10% of the total number of shares outstanding, a dividend of at least 50% of the net profits for the fiscal year remaining after certain deductions and with certain limitations must be declared. A decision to issue new shares shall specify the time from which the new shares are entitled to receive dividends. The right to receive dividends shall, however, commence no later than the fiscal year following the year during which the shares were registered. Any person entered in the share register and in a list pursuant to Chapter 4, s. 39 of the Swedish Companies Act on the stipulated recording date shall be deemed to be entitled to receive a dividend, and, in the event of a bonus issue, new shares due to the holder and to exercise the shareholder’s preferential right to take part in a new issue of shares.

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

In addition to the quorum rules above, the Swedish Companies Act contains certain other provisions granting rights to a minority of the shareholders. Such rights, subject to the minority reaching a certain minimum size, include but are not limited to; (i) the right to have a matter at a general meeting of the shareholders adjourned to a resumed general meeting; (ii) the right to allow the company to institute an action for damages in favor of the company against a board member, the managing director, a shareholder or the auditor; (iii) the right to request that the general meeting declare a dividend in an amount of at least half the sum of the net profit for the past financial year remaining after certain deductions; (iv) the right to request that the board convenes an extraordinary general meeting of the shareholders; (v) the right to request that the County Administrative Board appoints an auditor to take part in the auditing of the company or that the County Administrative Board appoints a special examiner to examine a specific past period or matter relating to the company.

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

Taxation of Dividends. For United States federal income tax purposes, the gross amount of any dividends paid by Volvo (including the amount any Swedish withholding tax thereon) to U.S. Holders of ADSs or B Shares will generally be taxed as ordinary dividend income to such Holders. Dividends paid by Volvo will not be eligible for the dividends received deduction generally allowed to corporate U.S. shareholders with respect to dividends received from other U.S. corporations.  The amount of any dividend that will be included in gross income will be the U.S. dollar value of the payment (including the amount of any Swedish taxes withheld therefrom) calculated by reference to the spot rate in effect of the date of receipt by the U.S. Holder in the case of B Shares (or the date of receipt by the Depositary in the case of ADSs) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder of B Shares who converts kronor into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss.  A U.S. Holder of B Shares who does not convert kronor into U.S. dollars on the date of receipt generally will have a tax basis in the kronor equal to its U.S. dollar value at the time of receipt. Exchange gain or loss, if any, recognized by the U.S. Holder on a subsequent conversion or disposition of the kronor generally will be treated as U.S. source ordinary income or loss. A U.S. Holder of ADSs ordinarily will be paid in U.S. dollars. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

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

Certain U.S. Holders (including individuals) are eligible for reduced rates of United States federal income tax (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years and beginning before January 1, 2011.  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. Volvo currently believes that dividends paid with respect to its ADSs and B Shares should constitute qualified dividend income for U.S. federal income tax purposes, and Volvo anticipates that its dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. Each individual U.S. Holder of ADSs or B Shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computation of his foreign tax credit limitation with respect to any qualified dividend income paid by Volvo to him, as applicable.

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

Tax on Sale, Exchange or Other Disposition. For United States federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss on any sale, exchange or other disposition of ADSs or B Shares in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the ADSs or B Shares. This capital gain or loss will be U.S. source income or loss and generally will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or B Shares exceeds one year. In the case of a U.S. Holder who is an individual, capital gains generally will be subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

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

Passive Foreign Investment Company Status. A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consists of assets that produce, or are held for the production of, passive income. Volvo currently believes that it did not qualify as a PFIC for the taxable year ending December 31, 2006 for United States federal income tax purposes. If Volvo were to become a PFIC in any taxable year, the tax on distributions on its ADSs or B Shares and on any gains realized upon the disposition of ADSs or B Shares may be less favorable than as described herein. Furthermore, dividends paid by Volvo would not be “qualified dividend income” and would be subject to tax at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to Volvo.

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

Swedish Taxes on Property. Only individuals, estates of deceased individuals, Swedish foundations and Swedish associations and societies are liable to the Swedish Tax on Property (“förmögenhetsskatt”). An individual (and the estate of him/her) who is not a Swedish citizen and has not stayed in Sweden at all or only temporary will not be liable to the tax. Should he or she stay in Sweden more than temporarily but not permanently and without having any other substantial connection to Sweden, tax liability will arise but only for private real estate in Sweden. Any individual staying here more permanently (six months may sometimes be used as a rule of thumb) or having any other substantial connection to Sweden will be liable to the Swedish Tax on Property also for ADSs and B Shares. The Treaty may limit this liability.

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

The documents referred to in this report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1580, 100 F Street NE, Washington, D.C. 20549 or at the website www.sec.gov. A copy of Form 20-F is also displayed on the Company’s homepage www.volvo.com under Investors, Financial Reports, Other publications.

10.I	Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk are reported in Note 36 to the consolidated financial statements included in Item 18 of this document.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures

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

(b)  Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2006.

The Company’s independent registered public accounting firm, PricewaterhouseCoopers AB, that has audited the financial statements included in this annual report on Form 20-F has issued a report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2006.

(c) Report of the Registered Public Accounting Firm

The report of PricewaterhouseCoopers AB on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2006 is included on page F-2 of this annual report on Form 20-F.

(d) Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting, that occurred during the period covered by this Form 20-F, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A    AUDIT COMMITTEE FINANCIAL EXPERT

As of April 5, 2007, the Audit Committee consists of Per-Olof Eriksson, Ying Yeh, Peter Bijur and Lars Westerberg. The Board of Directors has determined that each of Per-Olof Eriksson, Ying Yeh, Peter Bijur and Lars Westerberg is an “audit committee financial expert” as defined in Item 16A of Form 20-F. Further, the Board of Directors determined that each of Per-Olof Eriksson, Ying Yeh, Peter Bijur and Lars Westerberg are “independent directors” as defined by NASDAQ rules.

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

ITEM 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers AB has served as the Company’s independent public auditors for the financial years in the three-year period ended December 31, 2006. The Annual General Meeting elects the auditors for a period of four years. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers AB to the Company in 2004, 2005 and 2006.

	2004	2005	2006
	(In millions of SEK)
Audit Fees (1)	78	78	130
Audit-related Fees (2)	20	28	20
Tax Fees (3)	16	17	14
All Other Fees (4)	0	0	0
Total Fees	114	123	164

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

ITEM 16.D    EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Annual General Meeting for 2006 of AB Volvo did not authorize the Board of Directors to decide on the acquisition of own shares. Consequently no such acquisitions were made during 2006.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

INDEX TO FINANCIAL STATEMENTS
Page
AB VOLVO AND SUBSIDIARIES:
Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm:	F-2
Consolidated Financial Statements:
Consolidated Income Statements for the Years Ended
December 31, 2004, 2005 and 2006	F-4
Consolidated Balance Sheets at December 31, 2004, 2005 and 2006	F-5
Changes in Consolidated Shareholders’ Equity for the years ended
December 31, 2004, 2005 and 2006	F-6
Consolidated Cash Flow Statements for the Years Ended
December 31, 2004, 2005 and 2006	F-7
Notes to the Consolidated Financial Statements	F-8

INDEX TO FINANCIAL STATEMENTS

Page
AB VOLVO AND SUBSIDIARIES:
Report of Independent Registered Public Accounting Firm:	F-2
Consolidated Financial Statements:
Consolidated Income Statements for the Years Ended
December 31, 2004 ,2005 and 2006	F-4
Consolidated Balance Sheets at December 31, 2004, 2005 and 2006	F-5
Changes in Consolidated Shareholders’ equity for the Years Ended
December 31, 2004, 2005 and 2006	F-6
Consolidated Cash Flow Statements for the Years Ended
December 31, 2004, 2005 and 2006	F-7
Notes to the Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of AB Volvo

We have completed an integrated audit of AB Volvo’s consolidated financial statements for the year ended December 31, 2006 and of its internal control over financial reporting as of December 31, 2006 and audits of its consolidated financial statements for the years ending December 31, 2005 and December 31, 2004 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, cash-flow statements and statements of changes in consolidated shareholders’ equity present fairly, in all material respects, the financial position of AB Volvo and its subsidiaries at December 31, 2006, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by the European Union.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the accounting policies, note 1, the Company adopted International Accounting Standards (IAS) 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement in accordance with IFRS as adopted by the EU. The change has been accounted for prospectively from 1 January 2005.

International Financial Reporting Standards adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in "Management's Annual Report on Internal Control Over Financial Reporting", appearing in Item 15 of the 2006 Annual Report on Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers AB
Göteborg, Sweden

June 19, 2007

Consolidated income statements

SEK M		2004	2005	2006
Net sales	Note 7	211,076	240,559	258,835
Cost of sales		(164,170)	(186,662)	(199,054)
Gross income		46,906	53,897	59,781

Research and development expenses	Note 7	(7,614)	(7,557)	(8,354)
Selling expenses		(19,369)	(20,778)	(21,213)
Administrative expenses		(5,483)	(6,301)	(6,551)
Other operating income and expenses	Note 8	(618)	(588)	(3,466)
Income from investments in associated companies	Note 7, 9	27	(557)	61
Income from other investments	Note 10	830	37	141
Operating income	Note 7	14,679	18,153	20,399

Interest income and similar credits		821	654	666
Interest expenses and similar charges		(1,254)	(972)	(585)
Other financial income and expenses	Note 11	(1,210)	181	(181)
Income after financial items		13,036	18,016	20,299

Income taxes	Note 12	(3,129)	(4,908)	(3,981)
Income for the period		9,907	13,108	16,318

Attributable to:
Equity holders of the parent company		9,867	13,054	16,268
Minority interests	Note 13	40	54	50
		9,907	13,108	16,318

Basic earnings per share, SEK	Note 23	23.58	32.22	40.20
Diluted earnings per share, SEK	Note 23	23.55	32.16	40.17

Consolidated balance sheets

SEK M		December 31, 2004		December 31, 2005		December 31, 2006
Assets
Non-current assets
Intangible assets	Note 14		17,612		20,421		19,117
Tangible assets	Note 14
Property, plant and equipment		29,764		33,997		33,269
Investment property		1,387		1,071		1,110
Assets under operating leases		19,534	50,685	20,839	55,907	20,501	54,880
Financial assets
Associated companies	Note 15	913		195		5,794
Other shares and participations	Note 15	1,090		556		1,096
Long-term customer-financing receivables	Note 16	25,187		31,184		32,089
Deferred tax assets	Note 12	5,078		5,332		6,663
Other long-term receivables	Note 17	2,763	35,031	3,127	40,394	4,400	50,042
Total non-current assets			103,328		116,722		124,039

Current assets
Inventories	Note 18		28,598		33,937		34,211
Short-term receivables
Customer-financing receivables	Note 19	26,006		33,282		32,653
Current tax assets		1,426		855		1,221
Other receivables	Note 20	29,864	57,296	35,464	69,601	34,399	68,273
Non-current assets held for sale	Note 4		-		-		805
Marketable securities	Note 21		25,955		28,834		20,342
Cash and cash equivalents	Note 22		8,791		8,113		10,757
Total current assets			120,640		140,485		134,388
Total assets			223,968		257,207		258,427

Shareholders’ equity and liabilities
Shareholders’ equity	Note 23
Share capital		2,649		2,554		2,554
Additional contributed capital		-		-		-
Reserves		(71)		2,924		1,664
Retained earnings		57,481		59,968		66,418
Income for the period		9,867		13,054		16,268
Equity attributable to the equity holders of the parent company		69,926		78,500		86,904
Minority interests		229		260		284
Total shareholders’ equity			70,155		78,760		87,188

Non-current provisions
Provisions for post-employment benefits	Note 24	14,703		11,986		8,692
Provisions for deferred taxes	Note 12	515		2,265		4,422
Other non-current provisions	Note 25	7,296	22,514	7,012	21,263	6,750	19,864

Non-current liabilities	Note 26
Bond loans		27,612		27,570		23,179
Other loans		12,799		15,985		15,530
Other long-term liabilities		4,653	45,064	5,339	48,894	6,748	45,457

Current provisions	Note 25		7,182		9,279		9,799

Current liabilities	Note 27
Loans		21,396		31,330		28,247
Liabilities associated with assets held for sale	Note 4	-		-		280
Trade payables		30,813		35,693		38,080
Current tax liabilities		1,753		1,726		1,801
Other current liabilities		25,091	79,053	30,262	99,011	27,711	96,119
Total shareholders’ equity and liabilities			223,968		257,207		258,427

Assets pledged	Note 28		3,046		3,255		1,960
Contingent liabilities	Note 29		9,189		7,850		7,726

Changes in consolidated Shareholders’ equity

		Shareholders’ equity attributable to equity holders of the parent company
SEK M		Share capital	Other reserves	Translation reserve	Retained earnings	Total	Minority interests	Total equity
Balance at January 1, 2004		2,649	-	-	69,666	72,315	217	72,532

Translation differences		-	-	(151)	-	(151)	(6)	(157)
Translation differences on hedge instruments of net investments in foreign operations		-	-	80	-	80	-	80
Net income recognised directly in equity		-	-	(71)	-	(71)	(6)	(77)
Income for the period		-	-	-	9,867	9,867	40	9,907
Total recognised income and expense for the period		-	-	(71)	9,867	9,796	34	9,830

Cash dividend		-	-	-	(3,356)	(3,356)	(9)	(3,365)
Distribution of shares in Ainax AB to shareholders		-	-	-	(6,310)	(6,310)	-	(6,310)
Repurchase own shares	Note 23	-	-	-	(2,532)	(2,532)	-	(2,532)
Share based payments	Note 34	-	-	-	14	14	-	14
Other changes		-	-	-	(1)	(1)	(13)	(14)
Balance at December 31, 2004		2,649	-	(71)	67,348	69,926	229	70,155

IFRS Transition effect IAS 39		-	1,007	-	(659)	348	-	348
IAS 39 Financial guarantees, IFRIC 4		-	-	-	(10)	(10)	-	(10)
Balance at January 1, 2005		2,649	1,007	(71)	66,679	70,264	229	70,493

Translation differences		-	24	3,543	-	3,567	24	3,591
Translation differences on hedge instruments of net investments in foreign operations		-	-	(220)	-	(220)	-	(220)
Available-for-sale investments:	Note 15, 23
Valuation gains/(losses)
taken to equity		-	83	-	-	83	-	83
Change in hedge reserve		-	(1,442)	-	-	(1,442)	-	(1,442)
Net income recognised directly in equity		-	(1,335)	3,323	-	1,988	24	2,012
Income for the period		-	-	-	13,054	13,054	54	13,108
Total recognised income and expense for the period		-	(1,335)	3,323	13,054	15,042	78	15,120

Cash dividend		-	-	-	(5,055)	(5,055)	(28)	(5,083)
Repurchase own shares	Note 23	-	-	-	(1,764)	(1,764)	-	(1,764)
Share based payments	Note 34	-	-	-	23	23	-	23
Decrease of share capital	Note 23	(95)	-	-	95	-	-	-
Other changes		-	-	-	(10)	(10)	(19)	(29)
Balance at December 31, 2005		2,554	(328)	3,252	73,022	78,500	260	78,760

Translation differences		-	-	(2,743)	-	(2,743)	(20)	(2,763)
Translation differences on hedge instruments of net investments in foreign operations		-	-	149	-	149	-	149
Available-for-sale investments:	Note 15, 23
Valuation gains/(losses)
taken to equity		-	383	-	-	383	-	383
Change in hedge reserve	Note 23	-	999	-	-	999	-	999
Net income recognised directly in equity		-	1,382	(2,594)	0	(1,212)	(20)	(1,232)
Income for the period		-	-	-	16,268	16,268	50	16,318
Total recognised income and expense for the period		-	1,382	(2,594)	16,268	15,056	30	15,086

Cash dividend		-	-	-	(6,775)	(6,775)	(7)	(6,782)
Share based payments	Note 34	-	-	-	159	159	-	159
Other changes in Nissan Diesel's equity		-	-	-	(65)	(65)	-	(65)
Other changes		-	(67)	19	77	29	1	30
Balance at December 31, 2006		2,554	987	677	82,686	86,904	284	87,188

Consolidated cash-flow statements

SEK M			2004		2005	2006
Operating activities
Operating income			14,679		18,153		20,399
Depreciation and amortization	Note 14		10,003		9,894		12,384
Other items not affecting cash	Note 30		(30)		413		652
Changes in working capital:
(Increase)/decrease in receivables			(4,017)		(1,253)		(475)
(Increase)/decrease in
customer finance receivables	Note 30		(7,382)		(7,773)		(5,188)
(Increase)/decrease in inventories			(2,243)		(2,438)		(3,111)
Increase/(decrease) in
liabilities and provisions			4,797		(983)		1,106
Interest and similar items received			1,047		2,430		737
Interest and similar items paid			(335)		(2,341)		(585)
Other financial items			(25)		(70)		(29)
Income taxes paid			(1,194)		(2,023)		(4,388)
Cash flow from operating activities			15,300		14,009		21,502

Investing activities
Investments in fixed assets		(7,405)		(10,271)		(9,969)
Investments in leasing assets		(4,360)		(4,549)		(4,611)
Disposals of fixed assets and leasing assets		2,444		2,646		3,240
Shares and participations, net	Note 30	15,064		336		(5,817)
Acquired and divested subsidiaries and other business units, net	Note 4, 30	(141)		650		510
Interest-bearing receivables including marketable securities		(6,413)	(811)	(1,359)	(12,547)	7,650	(8,997)
Cash flow after net investments			14,489		1,462		12,505

Financing activities
Increase/(decrease) in bond loans and other loans	Note 30	(8,840)		3,564		(2,609)
Cash dividend to AB Volvo shareholders'		(3,356)		(5,055)		(6,775)
Repurchase of own shares		(2,532)		(1,764)		-
Dividends to minority shareholders		(9)		(28)		(7)
Other		38	(14,699)	15	(3,268)	35	(9,356)
Change in cash and cash equivalents, excluding translation differences			(210)		(1,806)		3,149

Translation difference on cash and cash equivalents			(205)		1,128		(505)
Change in cash and cash equivalents			(415)		(678)		2,644

Cash and cash equivalents, January 1	Note 22		9,206		8,791		8,113
Cash and cash equivalents, December 31	Note 22		8,791		8,113		10,757

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

Notes to consolidated financial statements

Amounts in SEK M unless otherwise specified. The amounts within parentheses refer to the preceding years, 2005 and 2004.

Note 1 Accounting principles

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

The transition from Swedish GAAP to IFRS was made according to a regulation applicable to all listed companies within the European Union as of 2005. Refer to Note 3, Transition to IFRS for a more detailed overview of the transition.

Refer to the 2004 Annual Report for a description of the previous Swedish accounting principles applied by Volvo.

New accounting principles in 2005

The following IFRS standards were applied as of 2005, in accordance with the respective standards transition rules or in accordance with IFRS 1, IAS 39: Financial Instruments: Recognition and Measurement, and IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. Neither of these standards requires retroactive reporting. Accordingly, the comparison year 2004 is not restated with regard to these standards. Volvo decided to early adopt the amended IAS 39 regarding hedging of commercial cash flows, relating to intra-group forecasted transactions, from January 1, 2005.

New accounting principles in 2006

As of 2006, applies the updated standard IAS 21, Effects of Changes in Foreign Exchange Rates, which does not have any significant effect on Volvo’s financial position. With regard to application of IFRIC 4, Determining whether an arrangement contains a lease, and the supplement to IAS 39, Financial Instruments: Recognition and Measurement, pertaining to financial guarantee contracts, the comparison year is restated. The effect on Volvo’s shareholders’ equity amounts to a negative SEK 10 M on the opening balance for 2005 and a positive SEK 2 M for the income for the 2005 period. IFRIC 5 Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, IFRIC 6 Liabilities arising from participating in a Specific Market - Waste Electrical and Electronic Equipment, have not affected Volvo’s financial position significantly.

New accounting principles 2007

In preparing the consolidated accounts at December 31, 2006, a number of standards and interpretations were published but have as yet not become effective. The following is a preliminary assessment of the effect implementation of these standards and statements could have on the Volvo Group’s financial statements.

IAS 1 supplement - Presentation of Financial statements:
Information about capital
The supplement became effective on January 1, 2007. At this time, it is assessed that this supplement results in increased supplementary information, including definition of capital, capital structure and policies for management of capital.

IFRS 7 Financial Instruments: Disclosure
The standard became effective as of January 1, 2007. It is assessed that for the Volvo Group this standard requires further provision of supplementary disclosures in the form of risk analysis linked to the Group’s financial instruments.

IFRS 8 Operating segments*
The standard becomes effective on January 1, 2009 and applies for the fiscal years beginning on that date. The standard addresses the distribution of the company’s operations in different segments. In accordance with the standard, the company shall adopt an approach based on the internal reporting structure and determine the reportable segments based on this structure. Volvo does not expect the adoption of IFRS 8 to result in any change in the number of segments.

IFRIC 7 Applying the Restatement Approach under IAS 29
Financial reporting in Hyperinflationary Economies

The interpretation became effective on March 1, 2006 and applies to fiscal years beginning after March 1, 2006. The Group currently does not have operations in any countries in which the transition to high-inflation accounting applies.

IFRIC 8 Scope of IFRS 2
The interpretation became effective on May 1, 2006 and applies to fiscal years beginning after May 1, 2006. In accordance with IFRS 8, the rules in IFRS 2 apply to goods and services received in exchange for own equity instruments even if these goods or services, partly or wholly, cannot be identified specifically, This statement is not expected to be applicable to the Group since transactions of this type does not occur.

IFRIC 9 Reassessment of Embedded Derivatives
The interpretation became effective on June 1, 2006 and applies to fiscal years beginning after June 1, 2006. The statement is a clarification of IAS 39 regarding embedded derivatives, mainly with regard to assessment of embedded derivatives as a result of market conditions changing.

*These standards/interpretations have not been adopted by the EU at this time.

Notes to consolidated financial statements

Exchange rates		Average rate			Year-end rate
Country	Currency	2004	2005	2006	2004	2005	2006
Brasil	BRL	2.5388	3.0947	3.3927	2.5125	3.4215	3.2190
Canada	CAD	5.6495	6.1864	6.5096	5.4635	6.8435	5.9235
Denmark	DKK	1.2285	1.2471	1.2420	1.2126	1.2651	1.2146
Euro	EUR	9.1408	9.2943	9.2649	9.0163	9.4393	9.0593
Great Britain	GBP	13.4515	13.5849	13.5822	12.7163	13.7388	13.4938
Japan	JPY	0.0680	0.0679	0.0635	0.0638	0.0679	0.0579
Norway	NOK	1.0926	1.1611	1.1516	1.0890	1.1770	1.0955
South Korea	KRW	0.0065	0.0073	0.0077	0.0064	0.0079	0.0074
United States	USD	7.3655	7.4791	7.3791	6.6138	7.9538	6.8738

IFRIC 10 Interim Financial Reporting and Impairment

The interpretation became effective on November 1, 2006 and applies to fiscal years beginning after that date. The interpretation concludes that where an entity has recognized an impairment loss in an interim period, that impairment may not be reversed in subsequent interim financial statements or in annual financial statements. The Group will apply IFRIC 10 as of January 1, 2007, but this is not expected to have any impact on the Group’s financial statements.

IFRIC 11 IFRS 2 Group and Treasury Share Transactions

The interpretation becomes effective on March 1, 2007 and applies to fiscal years beginning after that date. The interpretation clarifies treatment regarding classification of share-based payments in which the company repurchases shares to settle its undertaking and reporting of options programs in subsidiaries that apply IFRS. The Group will apply IFRIC 11 as of January 1, 2008, but this is not expected to have any impact on the Group’s financial statements.

IFRIC 12 Service Concession Arrangements

The interpretation becomes effective on January 1, 2008 and applies to fiscal years beginning after that date. IFRIC 12 addresses arrangements in which a private company shall establish an infrastructure to provide public service for a specified period. The company is paid for this service during the term of the contract. The Group will apply IFRIC 12 as of January 1, 2008, but this is not expected to have any impact on the Group’s financial statements.

Consolidated financial statements

The consolidated financial statements comprise the Parent Company, subsidiaries, joint ventures and associated companies. Subsidiaries are defined as companies in which Volvo holds more than 50% of the voting rights or in which Volvo otherwise has a controlling interest. Joint ventures are companies over which Volvo has joint control together with one or more external parties. Associated companies are companies in which Volvo has a significant influence, which is normally when Volvo’s holding equals to at least 20% but less than 50% of the voting rights.

The consolidated financial statement have been prepared in accordance with the principles set forth in IAS 27, Consolidated and Separate Financial Statements. Accordingly, intra-Group transactions and gains on transactions with associated companies are eliminated.

All business combinations are accounted for in accordance with the purchase method. Volvo applies IFRS 3, Business Combinations for acquisitions after January 1, 2004, in accordance with the IFRS 1 transition rules. Volvo decided not to restate prior acquisitions. Volvo values acquired identifiable assets, tangible and intangible, and liabilities at fair value. Surplus amounts compared with the purchase consideration are reported as goodwill. Any lesser amount, so-called negative goodwill, is reported in the income statement.

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

Translation to Swedish kronor when consolidating companies using foreign currencies

AB Volvo’s functional currency is the Swedish krona. All reporting in group companies for group purposes is made in the currency where the company has the majority of their revenues and expenses; normally the currency of the country where the company is located. AB Volvo’s and The Volvo Group’s reporting currency is Swedish kronor. In preparing the consolidated financial statements, all items in the income statements of foreign subsidiaries and joint ventures (except subsidiaries in highly inflationary economies) are translated to Swedish kronor at the average exchange rates during the year (average rate). All balance sheet items are translated at exchange rates at the respective year-ends (year-end rate). The differences in consolidated shareholders’ equity arising as a result of variations between year-end exchange rates are charged or credited directly to shareholders’ equity as a separate component.

The accumulated translation difference related to a certain subsidiary, joint venture or associated company is reversed to income as a part of the gain/loss arising from the divestment or liquidation of such a company.

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

Leasing - Volvo as the lessor

Leasing contracts are defined in two categories, operational and financial, depending on the contract’s financial implications. Operational leasing contracts are reported as non-current assets in Assets in operational leases. Income from operational leasing is reported equally distributed over the leasing period. Straight-line depreciation is applied to these assets in accordance with the terms of the undertaking and the deprecation amount is adjusted to correspond to the estimated realizable value when the undertaking expires. Assessed impairments are charged in the income statement. The product’s assessed realizable value at expiration of the undertaking is reviewed continually on an individual basis.

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

Investments in other companies

Volvo accounts for all investments in companies, except if these investments are classified as associated companies in accordance with IAS 39, Financial Instruments: Recognition and Measurement. Companies listed on a financial exchange should be reported in the balance sheet to market value. Under IAS 39, unrealized gains and losses attributable to the change in market value of investments are reported in a separate component of shareholders’ equity except when the decline in value is significant or other than temporary. If the value decline is considered other than temporary, the value should be written down through the income statement. IAS 39 is applied by Volvo as of January 1, 2005 and the difference in valuation compared with Swedish GAAP and the 2004 accounting principles is that all such investments have been carried at their cost of acquisition unless there has been a permanent decrease in value. The difference between the valuation at December 31, 2004 and January 1, 2005 is reported in shareholders’ equity. Unlisted shares, for which a reliable fair value can not be determined, should be reported at a historical cost reduced in appropriate cases by write-downs.

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

Financial liabilities are reported at historical value reduced by amortization. Transaction cost in connection with raising financial liabilities are amortized over the financial loan’s duration as a financial expense.

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

Notes to consolidated financial statements

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

- For financial instruments used to hedge interest and currency risks on loans, Volvo previously applied through and including 2004 hedge accounting in accordance with Swedish GAAP. The difference between the carrying value according to Swedish GAAP and the fair value according to IFRS as of January 1, 2005, was charged against the income statement over the remaining time of the hedged instrument. Under the more complex rules in IAS 39, Volvo has chosen not to apply hedge accounting. The difference between carrying values reported under Swedish GAAP and fair values to be reported under IFRS pertains to unrealized interest-rate gains and losses attributable to the period between the reporting date and maturity dates of the derivatives. The unrealized gains and losses will be charged to the financial net in the income statement.

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

Depreciation periods
Capitalized type-specific tools	2 to 8 years
Operational leases	3 to 5 years
Machinery	5 to 20 years
Buildings and Investment property	25 to 50 years
Land improvements	20 years
Product and software development	3 to 8 years

In connection with its participation in aircraft engine projects with other companies, Volvo Aero in certain cases pays an entrance fee. These entrance fees are capitalized as an intangible asset and amortized over 5 to 10 years.

Information regarding estimated value of investment property is based on discounted cash flow projections. The estimation is performed by the Group’s Real Estate business unit. The required return is based on current property market conditions for comparable properties in comparable locations.

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

Leasing - Volvo as the lessee

Volvo evaluates leasing contracts in accordance with IAS 17, Leases. In those cases in which the financial risk and benefits that are related to ownership, so called finance lease, are in significant respects held by Volvo, Volvo reports the asset and related obligation in the balance sheet at the lower of the leased asset’s fair value or the present value of minimum lease payments. The future leasing fees are reported as loans. The lease asset is depreciated in accordance with Volvo’s policy for the respective non-current asset. The lease payments when made are allocated between amortization and interest expenses. If the leasing contract is considered to be a so called operational lease the income statement is charged over the lease contract’s lifetime.

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

Inventories

Inventories are stated at the lower of cost, in accordance with the first-in, first-out method (FIFO), or net realizable value. The historical value is based on the standard cost method, including costs for all direct manufacturing expenses and the apportionable share of the capacity and other related manufacturing costs. The standard costs is tested regularly and adjustment is made based on current conditions. Costs for research and development, selling, administration and financial expenses are not included. Net realizable value is calculated as the selling price less costs attributable to the sale.

Share-based payments

Volvo applies IFRS 2, Share-based Payments for the new share-based incentive program adopted at the Annual General Meetings in 2004, 2005 and 2006. IFRS 2 distinguishes “cash-settled” and “equity-settled”, in Volvo case, shares, components of share-based payments. The Volvo program include both a cash-settled and an equity-settled part. The value of the equity-settled payments is determined at the grant-date, recognized as an expense during the vesting period and credited to equity. The fair value is calculated according to share price reduced by dividend connected to the share before the allotment. The additional social costs are reported as a liability, revalued at each balance sheet date in accordance with URA 46, issued by the Swedish Financial Accounting Standards Council’s Emergency Issue Task Force. The cash settled payment is revalued at each balance sheet day and is reported as an expense during the vesting period and as a short term liability. An assessment whether the terms of payment will be fulfilled is made continuously. If the assessment changes, the expense will be adjusted. The equity-settled part was earlier accounted for at fair value and provided for as an accrued expense over the vesting period with a ”true-up” each reporting date.

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

Cash and cash equivalents include cash, bank balances and parts of Marketable Securities, which date of maturity are within three months at the time for investment. Marketable Securities comprise interest-bearing securities, the majority of which with terms exceeding three years. However, these securities have high liquidity and can easily be converted to cash. In accordance with IAS 7, certain investment in marketable securities are excluded from the definition of cash and cash equivalents in the cash-flow statement if the date of maturity of such instruments is later than three months after the investment was made.

Earnings per share

Earnings per share is calculated as the income for the period attributed to the shareholders of the parent company, divided with the average number of outstanding shares per reporting period. To calculate the diluted earnings per share, the average number of shares is adjusted with the value of the share based incentive program and employee stock option program recalculated to number of shares.

Notes to consolidated financial statements

Note 2 Key sources of estimation uncertainty

Key sources of estimation uncertainty

Volvo’s significant accounting principles are set out in note 1, Accounting Principles and conform to IFRS as adopted by the EU. The preparation of Volvo’s Consolidated Financial Statements requires the use of estimates, judgements and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. In preparing these financial statements, Volvo’s management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The application of these accounting principles involves the exercise of judgement and use of assumptions as future uncertainties and, as a result, actual results could differ from these estimates. In accordance with IAS 1, preparers are required to provide additional disclosure of accounting principles in which estimates, judgments and assumptions are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements. The accounting principles applied by Volvo that are deemed to meet these criteria are discussed below:

Impairment of goodwill, other intangible assets and other non-current assets

Property, plant and equipment, intangible assets, other than goodwill, and certain other non-current assets are amortized and depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue. If, at the date of the financial statements, there is any indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset should be estimated. The recoverable amount is the higher of the asset’s net selling price and its value in use, estimated with reference to management’s projections of future cash flows. If the recoverable amount of the asset is less than the carrying amount, an impairment loss is recognized and the carrying amount of the asset is reduced to the recoverable amount. Determination of the recoverable amount is based upon management’s projections of future cash flows, which are generally made by use of internal business plans or forecasts. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our valuations. Intangible and tangible non-current assets amounted to 73,997 whereof 8,849 represents goodwill. For Goodwill and certain other intangible assets with indefinite life-time an annual impairment review is performed at the year-end closing. Such an impairment review will require management to determine the fair value of Volvo’s cash generating units, reporting units for US GAAP purposes, on the basis of projected cash flows and internal business plans and forecasts. Volvo has since 2002 performed a simliar impairment review in accordance with US GAAP. No impairment charges were required for the period 2002-2006.

Residual value risks

In the course of its operations, Volvo is exposed to residual value risks through operating lease agreements and sales combined with repurchase agreements. The products, primarily trucks, for which Volvo has a residual value commitment, are generally recognized in the balance sheet as assets under operating leases. Depreciation expenses for these products are charged on a straight-line basis over the term of the commitment in amounts required to reduce the value of the product to its estimated net realizable value at the end of the commitment. Estimated impairment losses are immediately charged to income. The estimated net realizable value of the products at the end of the residual value commitments is monitored individually on a continuing basis. In monitoring estimated net realizable value of each product under a residual value commitment, management makes consideration of current price-level of the used product model, value of options, mileage, condition, future price deterioration due to expected change of market conditions, alternative distribution channels, inventory lead-time, repair and reconditioning costs, handling costs and overhead costs in the used product divisions. Provisions for residual value risk amount to 781.

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

Deferred taxes

Under IFRS, deferred taxes are recognized for temporary differences, which arise between the taxable value and reported value of assets and liabilities as well as for unutilized tax-loss carryforwards. Volvo records valuation allowances against deferred tax assets where management does not expect such assets to be realized based upon current forecasts. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, changes in the valuation allowance may need to be done that could materially impact our financial position and the income for the period. At December 31, 2006, a valuation allowance of 213 was established for the value of deferred tax assets. Net of this valuation allowance, deferred tax assets net of 10,069 were recognized in the Group’s balance sheet.

Inventory obsolescence

Inventories are reported at the lower of historical cost, in accordance with the first-in, first-out method (FIFO), and net realizable value. The estimated net realizable value includes management consideration of out-dated articles, over-stocking, physical damages, inventory-lead-time, handling and other selling costs. If the estimated net realizable value is lower than historical cost, a valuation allowance is established for inventory obsolescence. The total inventory value, net from inventory obsolescence allowance, is per December 31, 2006, 34,211.

Credit loss reserves

The establishment of credit loss reserves on customer financing receivables is dependent on estimates including assumptions regarding past dues, repossession rates and the recovery rate on the underlying collateral. At December 31, 2006, the total credit loss reserves in Volvo Financial Services amounted to 2.01% of the total credit portfolio, SEK 77 billions.

Pensions and other post-employment benefits

Provisions and costs for post-employment benefits, i.e. mainly pensions and health-care benefits, are dependent on assumptions used by actuaries in calculating such amounts. The appropriate assumptions and actuarial calculations are made separately for each population in the respective countries of Volvo’s operations. The assumptions include discount rates, health care cost trends rates, inflation, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. Discount rate assumptions are based on long-term high quality corporate bond and government bond yields available at year-end. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. Inflation assumptions are based on an evaluation of external market indicators. The salary growth assumptions reflect the long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on officially available mortality statistics. We review our actuarial assumptions on an annual basis and make modifications to them when it is deemed appropriate to do so. Actual results that differ from management’s assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded provisions in such future periods. See Note 24 for more information regarding costs and assumptions for post-employment benefits. At December 31, 2006 net provisions for post-employment benefits amounted to 6,651.

Product warranty costs

Estimated costs for product warranties are charged to cost of sales when the products are sold. Estimated warranty costs include contractual warranty and goodwill warranty (warranty cover in excess of contractual warranty or campaigns which is accepted as a matter of policy or normal practice in order to maintain a good business relation with the customer). Warranty provisions are estimated with consideration of historical claims statistics, the warranty period, the average time-lag between faults occurring and claims to the company and anticipated changes in quality indexes. Differences between actual warranty claims and the estimated claims generally affect the recognized expense and provisions in future periods. Refunds from suppliers, that decrease Volvo’s warranty costs, are recognized to the extent these are considered to be virtually certain. At December 31, 2006 warranty cost provisions amounted to 8.411.

Legal proceedings

Volvo only recognizes liabilities in the accounts where Volvo has a present obligation from a past event, a transfer of economic benefits is probable and Volvo can make a reliable estimate of the size of the amount. In instances such as these, a provision is calculated and recognized in the balance sheet. In instances where these criteria are not met, a contingent liability may be disclosed in the notes to the accounts. A contingent liability will be disclosed when a possible obligation has arisen but its existence will only be confirmed by future events not wholly within Volvo’s control or in circumstances where an obligating event has occurred but it is not possible to quantify the size or likelihood of that obligation crystallizing. Realization of any contingent liabilities not currently recognized or disclosed in the financial statements could have a material effect on Volvo’s financial condition. Volvo regularly reviews significant outstanding legal cases following developments in the legal proceedings in order to assess the need for provisions in our financial statements. Among the factors that Volvo considers in making decisions on provisions are the nature of the litigation, claim or assessment, the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, experience in similar cases, and any decision of Volvo’s management as to how Volvo intends to respond to the litigation, claim or assessment. To the extent the determinations at any time do not reflect subsequent developments or the eventual outcome of any claim, our future financial statements may be materially affected, with an adverse impact upon our results of operation, financial position and liquidity.

Note 3 Transition to IFRS

This note is included in the 2006 year’s annual report for the readers convenience and describes the transition made in 2005 to IFRS.

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

Notes to consolidated financial statements

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

- Derivative financial instruments used for hedging of interest-rate risks and currency-rate risks on loans:

Under Swedish GAAP Volvo has applied hedge accounting for these derivatives and the carrying value of such derivatives has therefore corresponded to currency-rate and interest-rate gains and losses accruable up to the reporting date. Under the more complex rules in IAS 39 Volvo has chosen not to apply hedge accounting for interest rate contracts. The difference between carrying values reported under Swedish GAAP and fair values to be reported under IFRS pertains to unrealized interest rate gains and losses attributable to the period between the reporting date and maturity dates of the derivatives. The difference should be charged to income over the hedged instrument’s remaining time to maturity. The unrealized gains and losses will be charged to the financial net in the income statement.

Derecognition of financial assets

In accordance with IAS 39, which is applied by Volvo as of January 1, 2005, financial assets should be derecognized from the balance sheet when substantially all risks and rewards have been transferred to an external party. Under Swedish GAAP, financial assets should be derecognized at settlement or if the ownership of the financial assets has been transferred to an external party. The transition effect on January 1, 2005, attributable to this accounting change is mainly related to certain dealer financing arrangements for which Volvo has retained components of credit risk. Such credit risk commitments have under Swedish GAAP been reported as contingent liabilities. This has mainly affected the segment reporting and to a less extent Volvo’s consolidated balance sheet.

Consolidation of temporary investments

Under Swedish GAAP, temporary investments in subsidiaries should not be consolidated. Under IFRS, all subsidiaries should be consolidated. Restatements and transition effects relating to this accounting change pertains mainly to Volvo’s investment in the LB Smith distribution business. This operation was acquired in May 2003 and at December 31, 2004, the major part of this operation had been divested. The 2004 income statement is restated with the parts of LB Smith that have been divested during the year. The remaining part, still owned by Volvo, has been consolidated in full according to Swedish GAAP in the fourth quarter of 2004.

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

IFRS 5 Non-Current Asset Held for Sale and Discontinued Operations

IFRS 5 is applied prospectively from January 1, 2005, according to IFRS 1. Volvo had not identified any non-current assets that could be classified held for sales and which would have had material impact on the balance sheet as of December 31, 2004, and no effect has been identified in the 2004 income statement. Discontinued operations pertain to significant operations, such as operating segments, comprising one or more cash-generating units. The rules for discontinued operations have not been applicable for Volvo during 2004 and 2005.

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

In the transition to IFRS the following reclassification is done in the cash flow statement. Customer finance receivables, net, are reported within Cash flow from operating activities, instead of as previously being reported as Cash flow from investing activities. Cash flow related to customer financing operations arises mainly within Financial Services (VFS). Changes in customer financing are currently reported in Volvo’s cash-flow statement with VFS consolidated in accordance with the equity method as changes in working capital, since Volvo’s operations excluding VFS do not have any significant customer financing operations. Changes in customer financing operations are reported on a separate line in Volvo’s cash-flow statement including VFS. Volvo’s reported Operating Cash-flow is not affected by the reclassification.

Classification of leasing contracts in segment reporting of Financial Services

In accordance with IFRS, operating lease contracts with end-customers are in segment reporting for Financial Services reported as financial leasing contracts if the residual value in these contracts is guaranteed to Financial Services by another Volvo business area. In the Volvo Group’s consolidated balance sheet, these leasing agreements are still reported as assets under operating lease. In comparison with the 2004 closing approximately SEK 12 billion is reclassified to financial leases from operating leases in the Financial Services segment reporting.

Cash-flow statement	According to previous presentation		Presentation according to IFRS
SEK billion	2004	2005	2004	2005
Operating activities
Operating income	14.7	18.2	14.7	18.2
Depreciation and amortization	10.0	9.9	10.0	9.9
Other non-cash items	(0.1)	0.4	(0.1)	0.4
Change in working capital	(1.4)	(4.7)	(1.4)	(4.7)
Customer Finance receivables, net			(7.4)	(7.8)
Financial items and income taxes	(0.5)	(2.0)	(0.5)	(2.0)
Cash flow from operating activities	22.7	21.8	15.3	14.0

Investing activities
Investments in fixed assets	(7.4)	(10.3)	(7.4)	(10.3)
Investment in leasing vehicles	(4.4)	(4.5)	(4.4)	(4.5)
Disposal of fixed assets and leasing vehicles	2.4	2.6	2.4	2.6
Customer Finance receivables, net	(7.4)	(7.8)
Operating cash flow	5.9	1.8	5.9	1.8

Notes to consolidated financial statements

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

Consolidated balance sheets	Volvo Group excl
December 31, 2004	Financial Services[1]			Financial Services			Volvo Group total[2]
	Dec 31	IFRS	Dec 31	Dec 31	IFRS	Dec 31	Dec 31	IFRS	Dec 31
SEK M	2004	adjustments	2004	2004	adjustments	2004	2004	adjustments	2004
Assets
Intangible assets	16,564	1,006	17,570	42		42	16,606	1,006	17,612
Property, plant and equipment	27,260		27,260	3,891		3,891	31,151		31,151
Assets under operating leases	8,477		8,477	12,817	(12,044)	773	19,534		19,534
Shares and participations	10,116		10,116	193		193	2,003		2,003
Long-term customer finance receivables	147		147	25,200	8,687	33,887	25,187		25,187
Long-term interest-bearing receivables	1,797		1,797	5		5	1,741		1,741
Other long-term receivables	6,426	66	6,492	212		212	6,034	66	6,100
Inventories	28,291		28,291	307		307	28,598		28,598
Short-term customer finance receivables	83		83	26,207	3,324	29,531	26,006		26,006
Short-term interest bearing receivables	10,330		10,330	0		0	1,643		1,643
Other short-term receivables	30,043		30,043	1,628		1,628	29,647		29,647
Marketable securities	25,839		25,839	116		116	25,955		25,955
Cash and cash equivalent	8,789		8,789	914		914	8,791		8,791
Total assets	174,162	1,072	175,234	71,532	(33)	71,499	222,896	1,072	223,968

Shareholders' equity and liabilities
Shareholders' equity	69,409	746	70,155	8,306		8,306	69,409	746	70,155
Minority interests	229	(229)	-	0		-	229	(229)	-
Provisions for post-employment benefits	14,129	548	14,677	26		26	14,155	548	14,703
Other provisions	14,020	95	14,115	878	(33)	845	14,898	95	14,993
Loans	13,968		13,968	57,860		57,860	61,807		61,807
Other liabilities	62,407	(88)	62,319	4,462		4,462	62,398	(88)	62,310
Shareholders' equity and liabilities	174,162	1,072	175,234	71,532	(33)	71,499	222,896	1,072	223,968
1 Financial Services reported in accordance with the equity method.
2 The Volvo Group total column is presented in accordance with IFRS and equals the consolidated balance sheet presented on page 53. The two proceeding columns do not total the Volvo Group total due to (i) reclassification of lease contracts and (ii) eliminations of intra group balances. Certain lease contracts are accounted for as operating lease contracts in the Volvo Group total balance sheet where as they are accounted for as finance lease contracts in Financial Services stand alone.

Financial position January 1, 2005

Updated taking into account all differences between Swedish GAAP and IFRS including IAS 39 and IFRS 5. Impact of adopting IAS 39 is charged to Equity according to IFRS 1 as of January 1, 2005. The IFRS balance including IAS 39 effects has been used as opening balance for cash flow calculation during 2005.

Consolidated balance sheets	Volvo Group excl
January 1, 2005	Financial Services[1]			Financial Services			Volvo Group total[2]
	Dec 31	IAS 39	Jan 1	Dec 31	IAS 39	Jan 1	Dec 31	IAS 39	Jan 1
SEK M	2004	adjustments	2005	2004	adjustments	2005	2004	adjustments	2005
Assets
Intangible assets	17,570		17,570	42		42	17,612		17,612
Property, plant and equipment	27,260		27,260	3,891		3,891	31,151		31,151
Assets under operating leases	8,477		8,477	773		773	19,534		19,534
Shares and participations	10,116	(494)	9,622	193		193	2,003	(494)	1,509
Long-term customer finance receivables	147	424	571	33,887	611	34,498	25,187	1,035	26,222
Long-term interest-bearing receivables	1,797		1,797	5		5	1,741		1,741
Other long-term receivables	6,492	985	7,477	212		212	6,100	988	7,088
Inventories	28,291		28,291	307		307	28,598		28,598
Short-term customer finance receivables	83	430	513	29,531	298	29,829	26,006	727	26,733
Short-term interest bearing receivables	10,330		10,330	0		0	1,643		1,643
Other short-term receivables	30,043	4,040	34,083	1,628		1,628	29,647	1,690	31,337
Marketable securities	25,839		25,839	116		116	25,955		25,955
Cash and cash equivalent	8,789		8,789	914		914	8,791		8,791
Total assets	175,234	5,385	180,619	71,499	909	72,408	223,968	3,946	227,914

Shareholders' equity and liabilities
Shareholders' equity	70,155	348	70,503	8,306		8,306	70,155	348	70,503
Minority interests	-		-	-		-	-		-
Provisions for post-employment benefits	14,677		14,677	26		26	14,703		14,703
Other provisions	14,115	439	14,554	845	(6)	839	14,993	432	15,425
Loans	13,968	3,340	17,308	57,860	915	58,775	61,807	1,908	63,715
Other liabilities	62,319	1,258	63,577	4,462		4,462	62,310	1,258	63,568
Shareholders' equity and liabilities	175,234	5,385	180,619	71,499	909	72,408	223,968	3,946	227,914
1 Financial Services reported in accordance with the equity method.
2 The Volvo Group total column is presented in accordance with IFRS and equals the consolidated balance sheet presented on page 53. The two proceeding columns do not total the Volvo Group total due to (i) reclassification of lease contracts and (ii) eliminations of intra group balances. Certain lease contracts are accounted for as operating lease contracts in the Volvo Group total balance sheet where as they are accounted for as finance lease contracts in Financial Services stand alone.

Notes to consolidated financial statements

Consolidated income statements IFRS comparison 2004
VFS reported according to the equity method
SEK M unless otherwise specified	IFRS	Sw GAAP
Net sales	202,171	201,496
Cost of sales	(158,453)	(158,231)
Gross income	43,718	43,265

Research and development expenses	(7,614)	(7,233)
Selling expenses	(18,317)	(18,048)
Administrative expenses	(5,310)	(5,321)
Other operating income and expenses	7	(658)
Income from Financial Services	1,365	1,365
Income from investments in associated companies	2	2
Income from other investments	828	828
Operating income	14,679	14,200

Interest income and similar credits	993	993
Interest expenses and similar charges	(1,426)	(1,404)
Other financial income and expenses	(1,210)	(1,210)
Income after financial items	13,036	12,579

Minority interest	-	(40)
Income taxes	(3,129)	(3,184)
Income for the period	9,907	9,355
* Attributable to:
Equity holders of the parent company	9,867	-
Minority interest	40	-
	9,907	-

Depreciation and amortization included above
Depreciation
Industrial and Commercial	(5,540)	(5,540)
Financial Services	(3,066)	(3,066)
Total Depreciation	(8,606)	(8,606)

Amortization
Industrial and Commercial	(1,333)	(1,635)
Financial Services	(63)	(63)
Total Amortization	(1,396)	(1,698)

Basic earnings per share, SEK	23.58	22.35
Diluted earnings per share, SEK	23.55	22.33
Average number of shares, million	418.5	418.5

Key operating ratios
% of net sales	IFRS	Sw GAAP
Gross margin	21.6	21.5
Research and development expenses	3.8	3.6
Selling expenses	9.1	9.0
Administrative expenses	2.6	2.6
Operating margin	7.3	7.0

Net sales
SEK M	IFRS	Sw GAAP
Trucks	136,879	136,879
Buses	12,722	12,722
Construction Equipment[1]	29,360	28,685
Volvo Penta	9,057	9,057
Volvo Aero	6,925	6,925
Other	7,228	7,228
Net sales	202,171	201,496
1 Consolidation of temporary investments, LB Smith, January-November.

Operating income
SEK M	IFRS	Sw GAAP
Trucks	8,992	8,989
Buses	253	185
Construction Equipment	1,898	1,572
Volvo Penta	940	937
Volvo Aero	403	377
Financial Services	1,365	1,365
Other units	8	(45)
Operating income[1]	13,859	13,380

Revaluation of shares	820	820
Operating income (loss)	14,679	14,200
1 Excluding revaluation of shares in Scania AB and Henlys Group Plc.

Operating margins
%	IFRS	Sw GAAP
Trucks	6.6	6.6
Buses	2.0	1.5
Construction Equipment	6.5	5.5
Volvo Penta	10.4	10.3
Volvo Aero	5.8	5.4
Operating margin[1]	6.9	6.6
Operating margin	7.3	7.0
1 Excluding revaluation of shares in Scania AB and Henlys Group Plc.

Significant differences between Swedish GAAP and IFRS

The most significant differences between Swedish GAAP and IFRS for Volvo are further explained below in the Equity- and net income reconciliation:

Summarized reconciliation of shareholders’ equity
SEK M	040101	041231	050101
Equity under Swedish GAAP	72,420	69,409	69,409
IFRS adjustments:
Capitalization and amortization of intangible assets	722	340	340
Minority interest	217	229	229
Non-amortization of goodwill	0	665	665
Post employee benefits	(580)	(473)	(473)
Investments in listed companies			(494)
Fair value gains and losses on derivatives for hedge of:
- Commercial cash flow			1,195
- Electricity contracts			(25)
Consolidation of temporary investments	(152)	-	-
Share based payments	0	14	14
Deferred taxes on IFRS adjustments	(96)	(29)	(358)
Total adjustments to IFRS	112	746	1,094
Equity under IFRS	72,532	70,155	70,503

Summarized reconciliation of net income
SEK M	2004
Net income under Swedish GAAP	9,355
IFRS adjustments:
Capitalization and amortization of intangible assets	(382)
Minority interest	40
Non-amortization of goodwill	684
Post-employment benefits	13
Consolidation of temporary investments	142
Deferred taxes on IFRS adjustments	55
Total adjustments to IFRS	552
Income for the period under IFRS	9,907

Summarized reconciliation of net financial position
SEK bn	2004
Volvo Group excl VFS
Net financial position at December 31, 2004 under Swedish GAAP	18.7

IFRS adjustments:
Post-employment benefits	(0.5)
Derecognition of financial assets	(3.4)
Total adjustments to IFRS	(3.9)
Net financial position at January 1, 2005 under IFRS	14.8

Notes to consolidated financial statements

Note 4 Acquisition and divestments of shares in subsidiaries

AB Volvo’s holding of shares in subsidiaries as of December 31, 2006 is shown in the table on pages 149-151, AB Volvo’s holding of shares. Significant acquisitions, formations and divestments within the Group are listed below.

Shandong Lingong Construction Machinery Co.

Volvo Construction Equipment (Volvo CE) has made an equity investment of 70% in Shandong Lingong Construction Machinery Co. China is the world’s largest market for wheel loaders. The total market for 2005 was approximately 110,000 units. Lingong is the fourth largest producer of wheel loaders in China with a comprehensive dealer network throughout the country. In addition to 16 different models of wheel loaders, Lingong also has a smaller range of backhoe loaders, road rollers and excavators.

In January 2007, it was announced that Volvo Construction Equipment (Volvo CE) had received all necessary regulatory approvals for an equity investment of 70% in Lingong and the deal is now closed. Volvo CE has invested RMB 328 M, corresponding to just over SEK 300 M, in exchange for 70% of the equity in Lingong. In 2005 Lingong’s operating income was RMB 10 M on revenue of RMB 2 B and had around 1,800 employees. The deal has no material impact on Volvo’s financial position.

Celero Support AB

In November 2005 Volvo sold Celero Support AB to Coor Service Management for 680 before deduction for the company’s net debt. The sale resulted in a gain of about 430. Celero Support AB is a service company with operations that include various office and workplace sevices as well as maintenance of industrial plants and properties. Celero Support had 1,100 employees and net sales of approximately 1.4 billion when sold.

Properties

In February 2005, Volvo Financial Services, via the Volvo Group’s real estate company, Danafjord AB, entered an agreement on the sale of two wholly owned companies, which own properties in Torslanda and Kalmar valued at about 515. The sale yielded a capital gain of 188.

L.B. Smith (SABA Holding Inc.)

On May 2, 2003 Volvo Construction Equipment purchased the assets amounting to USD 189 M associated with the Volvo distribution business of L.B. Smith Inc. in the US. No goodwill or real estate was included in the deal. The major part of the dealerships was divested during 2004.

Renault V.I. and Mack

During the fourth quarter 2004 AB Volvo and Renault signed a settlement agreement regarding the disagreement the companies have had since 2001 pertaining to Volvo’s acquisition of Renault V.I./Mack and the value of certain of the acquired assets and certain warranty claims. The settlement, EUR 108 M has reduced the goodwill amount pertaining to the acquisition of Renault V.I.

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

Axle manufacturing

During the third quarter 2004 Volvo and ArvinMeritor signed a Strategic Alliance Agreement for the supply of axels. As a consequence of the strategic alliance ArvinMeritor acquired the Volvo’s axle plant and foundry in Lyon, France.

The effects during 2006, 2005 and 2004 on the Volvo Group’s balance sheet and cash flow statement in connection with the acquisition of subsidiaries and other business units are specified in the following table:
	2004	2005	2006
Intangible assets	(599)	20	0
Property, plant and equipment	300	124	73
Assets under operating lease	115	0	0
Shares and participations	(260)	(80)	5
Inventories	630	129	131
Current receivables	958	257	91
Cash and cash equivalents	180	42	8
Other assets	62	3	0
Minority interests	(20)	(45)	0
Provisions	(63)	(4)	(24)
Loans	(347)	(115)	(20)
Liabilities	(448)	(203)	(69)
Acquired net assets	508	128	195

Cash and cash equivalents paid	(508)	(60)	(167)
Cash and cash equivalents according to acquisition analysis	180	42	8
Effect on Group cash and cash equivalents	(328)	(18)	(159)

The effects during 2006, 2005 and 2004 includes wholly owned subsidiaries that previously were accounted for according to the equity method.

The effects during 2006, 2005 and 2004 on the Volvo Group’s balance sheet and cash flow statement in connection with the divestment of subsidiaries and other business units are specified in the following table:

	2004	2005	2006
Intangible assets	-	-	(2)
Property, plant and equipment	(440)	(519)	(181)
Assets under operating lease	-	-	(369)
Inventories	(4)	(41)	(254)
Other receivables	181	(334)	(416)
Cash and cash equivalents	-	(114)	(128)
Provisions	94	(12)	84
Other liabilities	50	888	723
Divested net assets	(119)	(132)	(543)

Cash and cash equivalents received	187	782	797
Cash and cash equivalents, divested companies	-	(114)	(128)
Effect on Group cash and cash equivalents	187	668	669

Non-Current Assets Held for Sale
Volvo Aero Engine Services (VAES)

During the fourth quarter 2006 a strategic decision on closure of Volvo Aero’s operations in Bromma was decided. In November, it was announced that Volvo Aero had initiated codetermination negotiations with the trade unions relating to the closure of Volvo Aero Engine Services (VAES) in Bromma, which conducts overhaul of large aircraft engines. In recent years, the volumes of the engines overhauled in Bromma have declined sharply. In accordance with the strategic decision, the operations will be gradually phased out during 2007. Costs for a closure are estimated to 258. The assets and liabilities in the table adjoined are listed to a net realizable value.

Non-Current Assets Held for Sale[1]	2004	2005	2006
Tangible assets	-	-	56
Financial assets	-	-	22
Inventories	-	-	480
Short-term recievables	-	-	247
Total assets	-	-	805

Provision for post-employment benefits	-	-	7
Other provisions	-	-	20
Current liabilities	-	-	253
Total shareholders equity and liabilities	-	-	280
1 Assets and liabilities do not balance since the table only display the assets and liabilities in Volvo Aero Engine Services held for sale.

AB Volvo’s holding of shares

			Dec 31, 2005	Dec 31, 2006
AB Volvo’s holding of shares	Registration	Percentage	Carrying value,	Carrying value,
and participations in non-Group companies	number	holding[1]	SEK M	SEK M
Nissan Diesel, Japan	-	19	-	5,494
Deutz AG, Germany	-	7	253	740
Blue Chip Jet II HB, Sweden	969717-2105	50	-	148
Blue Chip Jet I HB, Sweden	969639-1011	40	0	0
Other investments			18	18
Total carrying value, Non-Group companies			271	6,400
1 Percentage figures refer to share capital as well as voting rights.

			Dec 31, 2005	Dec 31, 2006
AB Volvo’s holding of shares and	Registration	Percentage	Carrying value,	Carrying value,
participations in major Group companies	number	holding	SEK M	SEK M
Volvo Lastvagnar AB, Sweden	556013-9700	100	8,678	8,678
Volvo Truck Center Sweden AB, Sweden	556072-7777	100	-	-
Volvo Finland AB, Finland	-	100	-	-
Volvo Europe Finance NV, Belgium	-	100	-	-
Volvo Europa Truck NV, Belgium	-	100	-	-
VTC Holland NV, The Netherlands	-	100	-	-
Volvo Otomotiv Turk Ltd STI, Turkey	-	100	-	-
Volvo Trucks de Mexico, Mexico	-	100	-	-
Volvo India Ltd, India	-	100	-	-
Volvo Commercial Vehicles Australia Pty, Australia	-	100	-	-

Volvo Holding Sverige AB, Sweden	556539-9853	100	7,634	7,634
BRS Ltd, Great Britain		100	-	-
Mack Canada Inc, Canada	-	100	-	-
Volvo Construction Equipment North America, Canada	-	100	-	-
Volvo Polska Sp. O.O., Poland	-	100	-	-
Volvo Southern Africa Pty Ltd, South Africa	-	100	-	-
Volvo do Brasil Veiculos Ltda, Brasil	-	100	-	-
Banco Volvo (Brasil) SA, Brasil	-	100	-	-
Laponia Sudeste Ltda, Brasil	-	100	-	--

Volvo Holding France SA, France	-	100	-	-
Volvo Trucks France SAS, France	-	100	-	-
Volvo Compact Equipment SAS, France	-	100	-	-
Volvo CE Europe SAS, France	-	100	-	-
VFS Finance France SAS, France	-	100	-	-
VFS Location France SAS, France	-	100	-	-

			Dec 31, 2005	Dec 31, 2006
AB Volvo’s holding of shares and	Registration	Percentage	Carrying value,	Carrying value,
participations in major Group companies (cont.)	number	holding	SEK M	SEK M
Renault Trucks, France	-	100	-	-
Renault Trucks UK Ltd, Great Britain	-	100	-	-
Renault Trucks
Deutschland GmbH, Germany	-	100	-	-
Renault VI España SA, Spain	-	100	-	-
Renault Trucks, España, Spain	-	100	-	-
Renault Trucks Italia Spa, Italy	-	100	-	-

Mack Trucks Inc, USA	-	100	3,225	3,225
Mack de Venezuela C.A., Venezuela	-	100	-	-
Mack Trucks Australia Pty Ltd, Australia	-	100	-	-

Volvo Bussar AB, Sweden	556197-3826	100	1,877	1,877
Volvo Bussar S’ffle AB, Sweden	556058-3485	100	-	-
Volvo Bus Finland Oy, Finland	-	100	-	-
Prévost Car Inc, Canada	-	100	-	-

Volvo Construction
Equipment NV, The Netherlands	-	100	2,582	2,582
Volvo Construction Equipment AB, Sweden	556021-9338	100	-	-
Volvo Maskin AS, Norway	-	100	-	-
Volvo Construction Equipment
Europe Ltd, Great Britain	-	100	-	-
Volvo Construction Equipment
Europe GmbH, Germany	-	100	-	-
Volvo Compact Equipment GmbH & Co KG, Germany	-	100	-	-
Volvo Motor Graders, Ltd, Canada	-	100	-	-

AB Volvo Penta, Sweden	556034-1330	100	421	421

Volvo Aero AB, Sweden	556029-0347	100	2,885	2,885
Volvo Aero Engine Services AB, Sweden	556328-9171	100	-	-
Volvo Aero Norge AS, Norway	-	78	-	-

VNA Holding Inc., USA	-	100	3,510	2,456
Volvo Group North America Inc, USA	-	100	-	-
Volvo Trucks Canada Inc., Canada	-	100	-	-
Arrow Truck Sales Inc., USA	-	100	-	-
Volvo Construction Equipment
North America Inc., USA	-	100	-	-
Volvo Penta of The Americas Inc., USA	-	100	-	-
Volvo Aero Services LP, USA	-	100	-	-
Volvo Commercial
Finance LLC The Americas, USA	-	100	-	-
VFS US LLC, USA	-	100	-	-
Volvo Treasury North America, USA	-	100	-	-
Volvo Treasury Canada Inc., Canada	-	100	-	-

AB Volvo’s holding of shares
			Dec 31, 2005	Dec 31, 2006
AB Volvo’s holding of shares and	Registration	Percentage	Carrying value,	Carrying value,
participations in major Group companies (cont.)	number	holding	SEK M	SEK M
Volvo Financial Services AB, Sweden	556000-5406	100	1,413	1,413
VFS International AB, Sweden	556316-6064	100	-	-
VFS Financial Services BV, The Netherlands	-	100	-	-
VFS Financial Services (UK) Ltd, Great Britain	-	100	-	-
VFS Deutschland GmbH, Germany	-	100	-	-
VFS Financial Services Spain EFC, SA Spain	-	100	-	-
VFS Canada Inc, Canada	-	100	-	-
Volvo Treasury AB, Sweden	556135-4449	100	3,044	3,044
Volvo Treasury Asia Ltd, Singapore		100	-	-
Sotrof AB, Sweden	556519-4494	100	1,388	1,388
Volvo Logistics AB, Sweden	556197-9732	100	-	-
Danafjord AB, Sweden	556006-8313	100	-	-
Volvo Group Finance Europe BV, The Netherlands	-	100	1,003	1,003
Volvo Korea Holding AB, Sweden	556531-8572	100	-	-
Volvo Construction Equipment
Korea Co Ltd, South Korea	-	100	-	-
Volvo China Investment Co Ltd, China	-	100	523	523
Shanghai Sunwin Bus Co, China[2]	-	50	-	-
XIAN Silver Bus Co, China[2]	-	50	-	-
Volvo Automotive Finance (China) Ltd, China	-	100	-	491
Volvo Truck & Bus Ltd, Great Britain[1]	-	100	413	413
Volvo Holding Mexico, Mexico	-	100	388	388
Volvo Technology Transfer AB, Sweden	556542-4370	100	361	361
Volvo Technology AB, Sverige	556542-4321	100	-	-
Volvo Powertrain AB, Sweden	556000-0753	100	348	348
Volvo Information Technology AB, Sweden	556103-2698	100	8	276
Volvo Parts AB, Sweden	556365-9746	100	200	200
Volvo Group Insurance Försäkrings AB, Sweden	516401-8037	100	182	182
Volvo Business Services AB, Sweden	556029-5197	100	107	107
Volvo Danmark Holding AS, Denmark	-	100	104	104
VFS Servizi Financiari Spa, Italy[3]	-	100	101	101
Kommersiella Fordon Europa AB, Sweden	556049-3388	100	249	89
Volvo Norge AS, Norway	-	100	56	56
Volvo Malaysia Sdn, Malaysia	-	100	48	48
ZAO Volvo Vostok, Russia[4]	-	100	0	34
Volvo Italia Spa, Italy	-	100	0	27
Rossareds Fastighets AB, Sweden	556009-1190	100	26	26
Volvo Penta UK Ltd, Great Britain	-	100	16	16
Volvo East Asia (Pte) Ltd, Singapore	-	100	9	9
Volvo Automotive Holding BV, The Netherlands	-	100	3	3
Volvo Information Technology GB Ltd, Great Britain	-	100	3	3
Other holdings			7	8
Total carrying value Group companies[5]			40,812	40,419
1 Total holding by VTC Holding and AB Volvo is 100%.
2 Joint ventures, reported in accordance with the proportionate consolidation method in Volvo’s consolidated accounts.
3 Total holding by Volvo Italia and AB Volvo is 100%.
4 Total holding by Volvo Trucks Deutschland and AB Volvo is 100%.
5 AB Volvo’s share of shareholders’ equity in subsidiaries (including equity in untaxed reserves) was 76,232 (67,804).

Note 5 Joint ventures

Joint ventures are companies over which Volvo has joint control together with one or more external parties. Joint ventures are reported by applying the proportionate consolidation method, in accordance with IAS 31 Joint ventures. Group holdings of shares in joint ventures are listed below.
	Dec 31, 2006
	Holding	Holding
Shares in Joint ventures	percentage	no of shares
Shanghai Sunwin Bus Corp., China	50	-
Xian Silver Bus Corp., China	50	-

Volvo's share of joint ventures' income statements	2004	2005	2006
Net sales	492	345	630
Operating income	(27)	(62)	(9)
Income after financial items	(32)	(71)	(17)
Income of the period	(34)	(71)	(17)

Volvo's share of joint ventures' balance sheets	2004	2005	2006
Non-current assets	100	117	99
Current assets	394	386	359
Total assets	494	503	458

Shareholders' equity	228	207	168
Provisions	6	1	2
Long-term liabilities	0	0	3
Current liabilities	260	295	285
Total shareholders' equity and liabilities	494	503	458

At the end of 2006 no guarantees were issued for the benefit of joint ventures, neither by Volvo alone or jointly with other venturers. At the same date Volvo’s share of contingent liabilities issued by its joint ventures amounted to 0 (0; 6).

	2004		2005		2006
	Number of	of which	Number of	of which	Number of	of which
Average number of employees	employees	women, %	employees	women, %	employees	women, %
Shanghai Sunwin Bus Corp.	604	21	567	17	488	18
Xian Silver Bus Corp.	252	12	243	14	258	15
Total number of employees	856	18	810	16	746	17

Note 6 Associated companies

The following table presents summarized financial information for the associated companies partly owned by Volvo. Volvo consolidate the associated companies according to the equity method. For more information about Volvo’s shareholding, see notes 9 and 15.

			2006
			Nissan
Income statement data	2004	2005	Diesel[1]	Other	Total
Net sales	5,750	7,133	15,488	7,245	22,733
Cost of operations	(5,575)	(6,914)	(14,874)	(7,167)	(22,041)
Financial income and expense	(10)	(16)	(22)	(21)	(43)
Income before taxes	165	203	592	57	649

Income taxes	(8)	(19)	(310)	(17)	(327)
Income of the period	157	184	282	40	322

	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
Balance sheet data	2004	2005	2006	2006	2006
Property, plant and equipment, net	2,099	792	10,292	1,093	11,385
Other non-current assets	88	15	7,984	11	7,995
Current assets	9,637	9,270	10,666	7,494	18,160
Total Assets	11,824	10,077	28,942	8,598	37,540

Shareholders' equity	981	688	8,334	996	9,330
Provisions	87	55	591	47	638
Long-term liabilities	1,132	171	7,921	206	8,127
Current liabilities	9,624	9,163	12,096	7,349	19,445
Total Shareholders' equity and liabilities	11,824	10,077	28,942	8,598	37,540
1  Since the acquisition in March, the holding is reported as an associated company, since Volvo believes that substantial influence exists. Volvo reports its share in earnings of Nissan Diesel with a time-lag of one quarter. The table above refers to September 30, 2006, which is when Nissan Diesel was consolidated by Volvo. Nissan Diesel’s fiscal year is April 1-March 31.

Notes to consolidated financial statements

Note 7 Segment reporting

Reporting by business segment

The Volvo Group’s operations are organized in eight business areas: Volvo Trucks, Renault Trucks, Mack Trucks, Buses, Construction Equipment, Volvo Penta, Volvo Aero and Financial Services. In addition to the eight business areas, there are other operations consisting mainly of business units that are designed to support the business areas’ operations. The business units include Volvo Powertrain, Volvo 3P, Volvo IT, Volvo Logistics and Volvo Parts.

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

The business units are designated to support the business areas and are therefore not reportable business segments. In Volvo’s external financial reporting, the financial results within the business units Powertrain and Parts are distributed to the respective business segments. As the three truck brands share product development, production and other activities in business units such as Volvo 3P and Volvo Powertrain and also share certain infrastructure in distribution such as dealers, the truck brands are reported as one business segment.

Net sales	2004	2005	2006
Trucks	136,879	155,396	166,306
Buses	12,722	16,589	16,856
Construction Equipment	29,360	34,816	40,564
Volvo Penta	9,057	9,776	10,485
Volvo Aero	6,925	7,538	8,048
Other and eliminations	7,228	7,076	5,876
Volvo Group excl Financial Services	202,171	231,191	248,135

Financial Services	9,598	7,549	8,969
Eliminations	(693)	1,819	1,731
Volvo Group total	211,076	240,559	258,835

The above sales figures include internal sales in the following amounts:

Net sales to Group companies	2004	2005	2006
Trucks	690	752	933
Buses	377	102	96
Construction Equipment	162	127	134
Volvo Penta	27	42	24
Volvo Aero	43	82	86
Other	9,440	10,589	10,788
Eliminations	(10,739)	(11,694)	(12,061)
Total excl Financial Services	0	0	0

Financial Services	693	755	814
Eliminations	(693)	(755)	(814)
Total net sales to Group companies	0	0	0

Internal sales between business areas are generally made at standard cost of sales, including calculated interest and product improvement expenses. Internal sales from service companies are generally made at market prices.

Operating income	2004	2005	2006
Trucks	8,992	11,717	12,657
Buses	158	470	633
Construction Equipment	1,898	2,752	3,888
Volvo Penta	940	943	1,002
Volvo Aero	403	836	345
Financial Services	1,365	2,033	2,301
Other	923	(598)	(427)
Volvo Group total	14,679	18,153	20,399

Operating income in 2004 included reversal of write-down of shares in Scania AB of 915, which was reported in Other and write-down of shares in Henlys Group Plc of 95, which was reported in Buses. Operating income in 2006 includes adjustment of goodwill of (1,712), which was reported in Trucks.

Depreciation and amortization	2004	2005	2006
Trucks	5,306	5,307	7,820
Buses	219	249	281
Construction Equipment	627	658	802
Volvo Penta	122	224	205
Volvo Aero	391	366	363
Other	220	88	23
Total excl Financial Services	6,885	6,892	9,494

Financial Services	3,117	429	344
Reclassification Group versus segment Financial Services	-	2,573	2,545
Volvo Group total[1]	10,002	9,894	12,383
1 Of which write-down 80 (72, 244).

Research and development expenses	2004	2005	2006
Trucks	5,491	5,200	5,872
Buses	484	569	603
Construction Equipment	1,033	1,083	1,008
Volvo Penta	311	413	445
Volvo Aero	209	225	288
Other	86	67	138
Volvo Group total	7,614	7,557	8,354

Income from investments in associated companies	2004	2005	2006
Trucks	13	(6)	23
Buses	1	7	10
Construction Equipment	-	0	0
Volvo Penta	-	0	0
Volvo Aero	(1)	68	8
Other	(11)	(637)	19
Volvo Group excl Financial Services	2	(568)	60

Financial Services	25	11	1
Volvo Group total	27	(557)	61

Total assets	2004	2005	2006
Operating assets, excluding Financial Services:[1]
Trucks	71,439	83,973	89,188
Buses	8,017	10,499	9,646
Construction Equipment	16,858	21,437	24,040
Volvo Penta	3,242	3,700	3,931
Volvo Aero	8,695	10,118	10,102
Other	3,881	2,938	644
Total operating assets excluding Financial Services	112,132	132,665	137,551

Interest-bearing financial assets	46,312	43,939	43,126
Tax receivables	6,259	5,986	7,476
Total assets in Financial Services	71,499	85,849	84,102
Other and eliminations	(12,234)	(11,232)	(13,828)
Volvo Group total	223,968	257,207	258,427
1 Defined as Total assets less Interest-bearing financial assets and Tax receivables.

Total shareholders' equity and liabilities	2004	2005	2006
Operating liabilities, excluding Financial Services:[1]
Trucks	55,105	62,743	65,586
Buses	3,324	4,728	4,565
Construction Equipment	6,602	9,350	11,177
Volvo Penta	1,620	1,820	2,111
Volvo Aero	3,695	4,622	4,186
Other	2,788	2,793	956
Total operating liabilities excluding Financial Services	73,134	86,056	88,581

Financial liabilities	28,402	24,670	18,446
Tax liabilities	1,608	2,578	4,624
Total liabilities in Financial Services	63,193	76,214	74,399
Other and eliminations	(12,524)	(11,071)	(14,811)
Total liabilities	153,813	178,447	171,239

Shareholders' equity	70,155	78,760	87,188
Volvo Group total	223,968	257,207	258,427
1 Defined as Total liabilities less shareholders equity, financial liabilities and tax liabilities.

Investments in associated companies	2004	2005	2006
Trucks	37	47	5,498
Buses	20	35	43
Construction Equipment	-	-	-
Volvo Penta	-	-	-
Volvo Aero	37	3	1
Financial Services	172	23	24
Other	647	87	228
Volvo Group total	913	195	5,794

Trucks 2006 includes investment in Nissan Diesel of SEK 5,445 M.

Capital expenditures	2004	2005	2006
Trucks	5,030	7,190	6,260
Buses	176	250	263
Construction Equipment	1,158	906	1,580
Volvo Penta	297	243	248
Volvo Aero	801	904	843
Other	237	762	402
Volvo Group excl Financial Services	7,699	10,255	9,596

Financial Services	4,784	386	999
Reclassification Group versus segment Financial Services	-	4,210	3,439
Volvo Group total	12,483	14,851	14,034

Reporting by geographical segment

Net sales	2004	2005	2006
Europe	119,077	124,023	138,342
North America	54,769	69,743	74,928
South America	7,338	12,479	13,159
Asia	20,789	22,699	19,655
Other markets	9,103	11,615	12,751
Volvo Group total*	211,076	240,559	258,835

*of which:
Sweden	14,606	15,334	13,805
United States	45,926	59,254	61,793
France	26,900	27,610	31,155

Total assets	2004	2005	2006
Sweden	79,578	86,865	81,173
Europe excluding Sweden	77,909	86,530	91,163
North America	48,165	60,846	58,444
South America	6,526	10,131	10,766
Asia	7,757	9,460	11,512
Other markets	4,033	3,375	5,369
Volvo Group total	223,968	257,207	258,427

Capital expenditures	2004	2005	2006
Sweden	3,690	5,935	3,970
Europe excluding Sweden	6,305	5,770	7,395
North America	1,835	2,451	1,851
South America	247	296	280
Asia	362	259	421
Other markets	44	140	117
Volvo Group total	12,483	14,851	14,034

Notes to consolidated financial statements

Note 8 Other operating income and expenses

	2004	2005	2006
Gains/losses on currency related forward and options contracts	828	(566)	481
Exchange rate differences on trade receivables and payables	(86)	481	(825)
Gains/losses on divestment of group companies	69	697	286
Change in allowances and write offs for doubtful receivables, customer financing	(545)	(460)	(189)
Change in allowances, and write offs for doubtful receivables, other	37	(133)	(273)
Expenses for industrial relocation of Renault Trucks Villaverde plant in Spain	(470)	-	-
Expenses for closing Volvo Buses Heilbronn plant in Germany	-	(95)	-
Expenses for closing Volvo operations in Bromma, Sweden	-	-	(258)
Volvo profit sharing program	(200)	(419)	(444)
Adjustment of goodwill in the subsidiary Mack Trucks	-	-	(1,712)
Other income and expenses	(250)	(93)	(532)
Total	(618)	(588)	(3,466)

Note 9 Income from investments in associated companies

Income from investments in associated companies are specified below:

Income/loss	2004	2005	2006
Nissan Diesel	-	-	39
JV Fonderie Venissieux	5	9	(12)
Aviation Lease Finance	27	6	-
Thomas Hardie Commercials Ltd	8	5	3
Merkavim Metal Works Ltd	1	4	10
Peach County Holdings	-	(103)	-
Other companies	(12)	(1)	15
Subtotal	29	(80)	55

Revaluation and write-down of shares
Peach County Holding	-	(550)	-
Other companies	(2)	(2)	(2)
Subtotal	(2)	(552)	(2)

Gains (losses) on sale of shares in associated companies
Aviation Lease Finance	-	71	-
Other companies	-	4	8
Subtotal	0	75	8
Total income (loss) from investments in associated companies	27	(557)	61

Note 10 Income from other investments

Dividends received	2004	2005	2006
Holdings of Volvo Technology Transfer[1]	-	11	-
Other	11	2	2
Subtotal	11	13	2

Revaluation and write downs of shares
Scania AB	915	-	-
Henlys Group Plc	(95)	-	-
Holdings of Volvo Technology Transfer[1]	(13)	-	(7)
Smith Land & Improvement (SABA Holding)	(22)	-	-
Other	(8)	(2)	11
Subtotal	777	(2)	4

Gain (loss) on divestment of shares
Holdings of Volvo Technology Transfer[1]	1	40	130
Bilia AB	24	-	-
Other	17	(14)	5
Subtotal	42	26	135
Total	830	37	141
1 A Volvo venture-capital company.

Note 11 Other financial income and expenses

SEK M	2004	2005	2006
Financial instruments at fair value through profit or loss	-	251	(61)
Exchange rate gains and losses on financial assets and liabilites	(1)	(20)	(52)
Financial income and expenses related to taxes	-	56	(22)
Write-down pertaining to the restructuring of Henleys Group Plc	(1,196)	-	-
Costs for Treasury function, credit facilities, etc	(13)	(106)	(46)
Total	(1,210)	181	(181)

Note 12 Income taxes

Income taxes were distributed as follows:

	2004	2005	2006
Current taxes relating to the period	(1,854)	(2,568)	(4,559)
Adjustment of current taxes for prior periods	288	147	176
Deferred taxes originated or reversed during the period	(1,662)	(2,933)	(2,116)
Recognition and derecognition of deferred tax assets	99	446	2,518
Total income taxes	(3,129)	(4,908)	(3,981)

Provisions have been made for estimated tax charges that may arise as a result of prior tax audits in the Volvo Group. Volvo evaluates tax processes on a regular basis and makes provisions for possible outcome when it is probable that Vovo will have to pay more taxes and when it is possible to make a reasonably assessment of the possible outcome. Tax claims for which no provision has been deemed necessary of approximately 983 (695; 1,433) were reported as contingent liabilities.

Deferred taxes relate to income taxes payable or recoverable in future periods in respect of taxable temporary differences, deductible temporary differences, unused tax loss carryforwards or unused tax credit carryforwards. Deferred tax assets are recognized to the extent that it is probable that the amount can be utilized against future taxable income. At December 31, 2006, the valuation allowance attributable to deductible temporary differences, unused tax loss carryforwards and unused tax credit carryforwards for which no deferred tax asset was recognized amounted to 213 (2,972; 2,592).

Deferred taxes of 265 (negative 129; -) have at December 31, 2006, been accounted for as a direct reduction of equity. It is related to fair value of derivative instruments

At year-end 2006, the Group had unused tax loss carryforwards of about 5,900 (6,100; 10,100). These loss carryforwards expire according to the table below.

Due date	2004	2005	2006
Within 1 year	200	400	500
Within 2 years	700	500	100
Within 3 years	600	100	100
Within 4 years	300	300	0
Within 5 years	200	100	200
After 6 years	8,100	4,700	5,000
Total	10,100	6,100	5,900

The Swedish corporate income tax rate is 28%. The table below shows the principal reasons for the difference between this rate and the Group’s tax rate, based on income after financial items.

	2004, %	2005, %	2006, %
Swedish corporate income tax rates	28	28	28
Difference in tax rate in various countries	3	3	2
Capital gains	(3)	(1)	0
Other non-taxable income	(3)	(1)	(1)
Other non-deductible expenses	2	1	4
Adjustment of current taxes for prior years	(2)	(1)	(1)
Recognition and derecognition of deferred tax assets	(1)	(2)	(12)
Other, net	0	0	0
Income tax rate for the Group	24	27	20

Reversal of reserve for deferred tax receivables

During the third quarter, AB Volvo decided to reverse a valuation reserve for deferred tax receivables in the Mack Trucks subsidiary. The decision was based on the fact that Volvo assesses that the company has a long-term higher profitability. Reporting of the deferred tax receivables reduced tax expenses in the income statement in the third quarter by 2,048. In accordance with prevailing accounting rules, Volvo adjusted goodwill by 1,712, which affected operating income adversely. The combined earnings effect for the third quarter was a positive 336.

Most of the valuation reserve for deferred tax receivables that was reported in Mack Trucks was attributable to the time of the acquisition of Renault Trucks and Mack Trucks. In accordance with IAS 12, a reversal of valuation reserves attributable to an acquisition was adjusted against the earlier reported goodwill. In an acquisition, the acquired company’s assets and liabilities are valued at fair value. In the case that the purchase consideration exceeds the revalued net assets, goodwill is reported. Normally, a so-called acquisition balance sheet is preliminary for 12 months during which period it may be changed in the case that another assessment is made in the net value of the assets. If a change occurs, a corresponding adjustment is made in goodwill. Changed assessments arising later are adjusted in the income statement but do not affect the goodwill value. An exception to this main rule is the case that a valuation reserve has been reported for deferred tax receivables. If such a valuation reserve is reversed at a later date, regardless of when in time, such a reversal shall be reported as if the deferred tax receivables value was reported at the time of the acquisition and that this value was included in the acquired company’s net assets. Consequently, this affects the original goodwill calculation. This means that in the item Other operating income and expenses, Volvo has reported an expense in the truck operations for the third quarter for adjustment of goodwill of 1,712. The Volvo Group’s earnings for the period were affected positively by 336.

Specification of deferred tax assets and tax liabilities	2004	2005	2006
Deferred tax assets:
Unused tax loss carryforwards	3,223	2,125	1,935
Other unused tax credits	259	295	248
Intercompany profit in inventories	294	544	526
Valuation allowance for
doubtful receivables	587	644	463
Provisions for warranties	966	1,449	1,357
Provision for residual value risks	544	576	398
Provisions for
post-employment benefits	4,366	4,541	2,701
Provisions for restructuring measures	220	120	17
Fair value of derivative instruments:
Change of hedge reserves	-	224	3
Other deductible temporary differences	2,347	2,670	2,634
Deferred tax assets before deduction for valuation allowance	12,806	13,188	10,282

Valuation allowance	(2,592)	(2,972)	(213)
Deferred tax assets after deduction for valuation allowance	10,214	10,216	10,069

Deferred tax liabilities:
Accelerated depreciation on property,
plant and equipment	2,047	2,347	2,514
Accelerated depreciation
on leasing assets	815	1,297	1,226
LIFO valuation of inventories	160	217	182
Capitalized product and
software development	1,445	1,970	2,113
Untaxed reserves	126	112	635
Fair value of derivative instruments:
Change of hedge reserves	-	95	268
Other taxable temporary differences	1,058	1,111	890
Deferred tax liabilities	5,651	7,149	7,828
Deferred tax assets, net [1]	4,563	3,067	2,241
1 Deferred taxes are partially recognized in the balance sheet on a net basis after taking into account offsetting possibilities.

The cumulative amount of undistributed earnings in foreign subsidiaries, which Volvo currently intends to indefinitely reinvest outside of Sweden and upon which deferred income taxes have not been provided is approximately 29 billion (17; 12) at year end. There are different taxation rules depending on country, some which have no tax effect and some countries with withholding taxes. See note 36 how Volvo handles equity currency risk.

Note 13 Minority interests

Minority interests in income (loss) for the period and in shareholders’ equity consisted mainly of the minority interests in Volvo Aero Norge AS (22%), in Wuxi da Hao Power Co, Ltd (30%) and in Berliet Maroc S.A (30%).

Note 14 Intangible and tangible assets

Intangible assets, Acquisition costs	Goodwill [1]	Entrances fees, aircraft engine programs	Product and software development	Other intangible assets	Total intangible assets
Value in balance sheet 2004	10,321	2,758	8,585	1,734	23,398
Value in balance sheet 2005	11,072	2,971	11,817	1,784	27,644
Capital expenditures	-	121	2,917	28	3,066
Adjustment of goodwill	(1,712)	-	-	-	(1,712)
Sales/scrapping	0	(11)	(203)	(13)	(227)
Acquired and divested operations[3]	0	0	0	(6)	(6)
Translation differences	(420)	0	(257)	(108)	(785)
Reclassifications and other	(91)	(168)	14	327	82
Value in balance sheet 2006	8,849	2,913	14,288	2,012	28,062

Accumulated depreciation and amortization	Goodwill	Entrances fees, aircraft engine programs	Product and software development	Other intangible assets	Total intangible assets
Value in balance sheet 2004	-	1,386	3,413	987	5,786
Value in balance sheet 2005	-	1,437	4,690	1,096	7,223
Depreciation and amortization	-	128	1,584	138	1,850
Write-downs	-	-	80	-	80
Sales/scrapping	-	0	(160)	(12)	(172)
Acquired and divested operations [3]	-	0	-	(4)	(4)
Translation differences	-	0	(72)	(49)	(121)
Reclassifications and other	-	164	(17)	(58)	89
Value in balance sheet 2006	-	1,729	6,105	1,111	8,945
Net carrying value in balance sheet 2006 [4]	8,849	1,184	8,183	901	19,117

Tangible assets, Acquisition costs	Buildings	Land and land improvements	Machinery and equipment (2	Construction in progress, including advance payments	Total property, plant and equipment	Assets under operating leases	Total tangible assets
Value in balance sheet 2004	16,928	3,988	39,530	2,435	62,881	30,999	93,880
Value in balance sheet 2005	18,547	4,624	45,252	3,067	71,490	31,999	103,489
Capital expenditures	1,031	175	3,941	1,210	6,357	4,611	10,968
Sales/scrapping	(483)	(106)	(2,618)	4	(3,203)	(5,686)	(8,889)
Acquired and divested operations [3]	(164)	(3)	(218)	-	(385)	(593)	(978)
Translation differences	(808)	(201)	(1,889)	(164)	(3,062)	(1,202)	(4,264)
Reclassifications and other	461	(42)	226	(1,049)	(404)	1,026	622
Value in balance sheet 2006	18,584	4,447	44,694	3,068	70,793	30,155	100,948

Accumulated depreciation and amortization	Buildings	Land and land improvements	Machinery and equipment (2	Construction in progress, including advance payments	Total property, plant and equipment	Assets under operating leases	Total tangible assets
Value in balance sheet 2004	6,732	441	24,557	-	31,730	11,465	43,195
Value in balance sheet 2005	7,814	521	28,087	-	36,422	11,160	47,582
Depreciation and amortization [5]	704	46	3,744	-	4,494	4,247	8,741
Sales/scrapping	(498)	(8)	(1,976)	-	(2,482)	(3,223)	(5,705)
Acquired and divested operations [3]	(130)	(9)	(138)	-	(277)	(224)	(501)
Translation differences	(321)	(31)	(1,132)	-	(1,484)	168	(1,316)
Reclassifications and other	23	8	(290)	-	(259)	(2,474)	(2,733)
Value in balance sheet 2006	7,592	527	28,295	-	36,414	9,654	46,068
Net carrying value in balance sheet 2006 [4]	10,992	3,920	16,399	3,068	34,379	20,501	54,880
1 Includes on the date of IFRS adoption, acquisition costs of 14,184 and accumulated amortization of 3,863.
2 Machinery and equipment pertains mainly to production equipment.
3 Includes subsidiaries and joint ventures that previously were accounted for according to the equity method.
4 Acquisition costs less accumulated depreciation, amortization and write-downs.
5 Of which is write-down 80 (72, 244).

“Reclassifications and other” mainly consist of “assets under operating leases” related to legal sales transactions, where revenue is deferred and accounted for as operating lease revenue. Assets classified as inventory will, when the operating lease model is applied for revenue recognition, be classified from “inventory” to “assets under operating leases”, when the legal sales transaction occurs. If the product is returned after the lease period, there will again be a reclassification from “assets under operating leases” to “inventory”. When a buy-back agreement has expired, but the related product is not returned, the acquisition cost and the accumulated depreciation are reversed in “reclassification and other”, within the line item “assets under operating leases”. Some of the reclassifications within tangible assets relate to construction in progress, which are reclassified to the respective category within property, plant and equipment.

Depreciation and amortization by type of asset	2004	2005	2006
Intangible assets	1,396	1,409	1,930
Property, plant and equipment	4,182	4,370	4,494
Assets under operating leases	4,425	4,115	4,247
Depreciations excluding adjustment of goodwill	10,003	9,894	10,671

Adjustment of goodwill	-	-	1,712
Total	10,003	9,894	12,383

Capital expenditures for property, plant and equipment approved but not yet implemented at December 31, 2006, amounted to SEK 6.8 billion (7.8).

Capital expenditures by type of asset	2004	2005	2006
Intangible assets	2,287	3,473	3,066
Property, plant and equipment	5,790	6,829	6,357
Assets under operating leases	4,406	4,549	4,611
Total	12,483	14,851	14,034

Goodwill

AB Volvo decided during the third quarter 2006 to reverse a valuation allowance for deferred tax receivables in the Mack Trucks subsidiary. The decision is based on the fact that Volvo assesses that the company has a long-term higher profitability. Reporting of the deferred tax receivables reduced tax expenses in the income statement in the third quarter by 2,048. In accordance with prevailing accounting rules, Volvo adjusted goodwill by 1,712. The adjustment decreases book value of goodwill for the three truck brands with the same share that was used in the original allotment. The remaining deviation in book value compared to the previous year mainly consists of revaluation effects caused by differences in currency rates.

Annually, in connection with the annual closing, or more frequently if required, Volvo’s operations are evaluated and compared with its carrying value in order to identify any impairment of goodwill assets. Volvo’s evaluation model is based on a discounted cash-flow model, with a forecast period of four years. Evaluation is made on cash-generating units, identified as Volvo’s operational areas or business areas. Goodwill assets are allocated to these cash generating units on the basis of anticipated future utility. The evaluation is based on management’s best judgment of the operations’ development. The basis for this judgment is long-term forecasts of the market’s growth, two to four percent, in relation to the development of Volvo’s operations. In the model, Volvo is expected to maintain stable capital efficiency over time. The evaluation is made on nominal value and the general rate of inflation, in line with the European target, is used. Volvo uses a discounting factor calculated to 12% before tax for 2006.

During 2006, the value of Volvo’s operations has exceeded the carrying value of goodwill for all operational areas, and accordingly, no impairment was recognized. For the specified cash generating units Volvo has evaluated the value of goodwill with reasonable changed assumptions, negatively adjusted with one percentage point, where of no adjustment, individually, would have such a big effect that there would be an impairment.

Goodwill per Business Area	2005	2006
Volvo Trucks	4,096	3,129
Renault Trucks	2,007	1,391
Mack Trucks	982	592
Buses	1,134	1,055
Construction Equipment	2,480	2,329
Other	373	353
Total goodwill value	11,072	8,849

Investment property

Investment property is property owned for the purpose of obtaining rental income and/or appreciation in value. The acquisition cost of investment property was 1,633 (1,534; 1,859) at year-end. Capital expenditures during 2006 amounted to 81 (15; 20). Accumulated depreciation was 523 (463; 472) at year-end, whereof 55 (53; 68) during 2005. The estimated fair value of investment property was SEK 1,9 billion (1,9; 2,2) at year-end, based on the yield. The required return is based on current property market conditions for comparable properties in comparable locations. All investment properties were leased out during the year. Net income for the year was affected by 281 (272; 332) in rental income from investment properties and 50 (45; 66) in direct costs.

Note 15 Shares and participations

Group holdings of shares			Dec 31, 2004	Dec 31, 2005	Dec 31, 2006
and participations	Registration	Percentage	Carrying value	Carrying value	Carrying value
in non-Group companies	number	holding	SEK M	SEK M	SEK M
Shares in associated companies, equity method of accounting
Nissan Diesel	-	19	-	-	5,445
Blue Chip Jet II HB, Sweden	969717-2105	50	-	-	148
Blue Chip Jet HB, Sweden	969639-1011	40	90	85	81
Merkavim Metal Works Ltd, Israel	-	27	20	26	34
Diamond Finance Ltd, Great Britain	-	40	-	23	24
Thomas Hardie Commercials Ltd, Great Britain	-	24	10	14	14
Fonderie Venissieu, France	-	49	15	21	23
Quingdao Sunwin Bus Corp, China		21	-	9	9
Arabian Vehicle & Truck Industry Ltd, Saudi Arabia	-	25	9	9	9
Peach County Holdings Inc, USA	-	43	556	0	-
Aviation Lease Finance, USA	-	49	172	-	-
Småföretagarinvest AB (previously Arbustum Invest AB), Sweden	-	-	35	-	-
Other holdings			6	8	7
Total shares and participations in associated companies in accordance with Group Balance Sheet [1]			913	195	5,794

Shares and participations in other companies
Deutz AG, Germany [2]	-	7	670	253	740
Småföretagarinvest AB (previously Arbustum Invest AB), Sweden	556543-4247	17	-	32	14
Other holdings			420	271	342
Total shares and participations in other companies in accordance with Group Balance Sheet			1,090	556	1,096
Total value of Group holdings of shares and participations in non-group companies			2,003	751	6,890
1 Volvo’s share of shareholders’ equity in associated companies (incl. equity in untaxed reserves) amounted to 5.794 (195; 913). Excess values amounted to 549 (0; 0).
2 Deutz AG is valued to market value as from January 1, 2005 according to IAS 39, more information note 1 Accounting principles and note 3 Effects of IFRS. The transition effect has been charged to equity.

The market values of Volvo’s holdings of shares and participations in listed companies as of December 31, 2006 are shown in the table below. As from 2005 shares in listed companies would be revaluated to current market value. The revaluation is booked to Equity and amounts to 392 (83; -).

	Carrying value	Market value
Nissan Diesel, common shares	1,952	1,341
Nissan Diesel, preference shares	3,493	-
Total holding in listed associated companies	5,445	1,341

Holding in non-listed associated companies	349	-
Total holding in associated companies	5,794	1,341

	Carrying value	Market value
Deutz AG	740	740
Total holdings in listed companies	740	740

Holdings in non-listed companies [1]	356	-
Total shares and participations in other companies	1,096	740
1 Unlisted shares, for which a reliable fair value cannot be determined, should be reported at the acquisition value reduced in appropriate cases by write-downs.

Nissan Diesel

On March 21, AB Volvo acquired 40 million shares, corresponding to 13% of the shares, in the Japanese truck manufacturer Nissan Diesel from Nissan Motor for approximately SEK 1,5 billion, with an option on Nissan Motor’s remaining 6% within four years. During the third quarter, AB Volvo exercised its option to purchase an additional 6% of the shares in Nissan Diesel from Nissan Motor for approximately SEK 500 M. AB Volvo owned a total of 19% of the shares in the Japanese truck manufacturer at December 31, 2006. In addition, AB Volvo acquired all 57.5 million preference shares in Nissan Diesel from Nissan Motor and Japanese banks for a total of SEK 3.5 billion. The book value for the shares in Nissan Diesel was SEK 5.445 M at December 2006.

Notes to consolidated financial statements

The holding is reported as an associated company, since Volvo believes that substantial influence exists. Executive Vice President of AB Volvo and Deputy CEO of the Volvo Group, Jorma Halonen, was appointed Vice Chairman of the Board of Directors of Nissan Diesel on June 28.

Volvo reports its share in earnings of Nissan Diesel with a time-lag of one quarter.

Please find further information under Significant events, page 47, regarding Volvo making a public offer for Nissan Diesel.

Deutz

During 2006 Volvo has invested additionaly 95 in Deutz AG.

Peach County Holdings Inc

In 2004, as a part of the restructuring of Henlys Group Plc, see note 11, the convertible debenture loan issued to Henlys was partly converted into shares in Peach County Holdings (owner of school bus manufacturer Blue Bird). Volvo’s holding in Peach County Holdings Inc was 42,5%. During the fourth quarter of 2005 Volvo wrote down its shareholding in Peach County Holdings, Inc. by about 550. At December 31, 2005 Volvo held 42.5% of the US-based company. Since its reconstruction in the preceding year, Blue Bird has not developed well. The write-down was made as a consequence of Volvo’s decision not to participate in continued financing efforts. After the write-down, the value is zero. In January 2006, Peach County Holdings entered into reconstruction proceedings (Chapter 11) and as a consequence of Volvo choosing not to participate in the continued reconstruction, Volvo’s shares in the company were cancelled.

Småföretagarinvest AB (previously Arbustum Invest AB)

In 2005, Volvo’s holding in Småföretagarinvest AB decreased to 17% and the company is no longer considered as an associated company.

Changes in the Volvo Group’s holdings of shares and participations:	2004	2005	2006
Balance sheet, December 31, preceding year	22,206	2,003	751
IFRS transition effect	-	(494)	-
Acquisitions and divestments, net	(20,740)	(268)	5,809
Net of write-downs/revaluations	772	(552)	(72)
New issue of shares and shareholders’ contributions	45	28	45
Share of income in associated companies	29	(80)	55
Change in Group structure	(280)	(90)	0
Fair value of shares	-	83	392
Translation differences	(29)	159	(30)
Dividends	0	(2)	(3)
Other	0	(36)	(57)
Balance sheet, December 31	2,003	751	6,890

Note 16 Long-term customer-financing receivables

	2004	2005	2006
Installment credits	14,726	17,865	17,475
Financial leasing	10,334	12,737	13,980
Other receivables	127	582	634
Total	25,187	31,184	32,089

Effective interest rate for Long-term customer finance receivables was 6.82% as per December 31, 2006.

Long-term customer finance receivables maturities
2008	14,205
2009	9,631
2010	5,402
2011	1,944
2012 or later	907
Total	32,089

Note 17 Other long-term receivables

	2004	2005	2006
Other loans to external parties	720	348	300
Prepaid pensions	364	524	2,041
Other financial receivables	672	1,514	1,394
Other receivables	1,007	741	665
Total	2,763	3,127	4,400

Note 18 Inventories

	2004	2005	2006
Finished products	17,861	21,617	20,396
Production materials, etc.	10,737	12,320	13,815
Total	28,598	33,937	34,211

Inventories recognised as cost of sale during the period, 185,616 (172,567; 150,800).

Increase (decrease) in allowance for inventory obsolescence	2004	2005	2006
Balance sheet, December 31, preceding year	2,246	2,124	2,401
Increase in allowance for inventory obsolescence charged to income	244	333	186
Scrapping	(226)	(276)	(169)
Translation differences	(85)	177	(130)
Reclassifications, etc.	(55)	43	(273)
Balance sheet, December 31	2,124	2,401	2,015

Note 19 Short-term customer-financing receivables

	2004	2005	2006
Installment credits	10,382	13,174	12,034
Financial leasing	5,488	7,132	7,493
Dealer financing	8,850	12,067	11,703
Other receivables	1,286	909	1,423
Total	26,006	33,282	32,653

Effective interest rate for Short-term customer finance receivables was 6.59% as per December 31, 2006.

Note 20 Other short-term receivables

	2004	2005	2006
Accounts receivable	20,137	24,784	23,251
Prepaid expenses and accrued income	2,514	2,502	2,263
VAT receivables	1,561	1,933	2,280
Loans to external parties	1,350	345	537
Other financial receivables [1]	981	1,671	2,344
Other receivables	3,321	4,229	3,724
Total, after deduction of valuation allowances for doubtful accounts receivable	29,864	35,464	34,399
1 Market value financial derivatives.

Notes to consolidated financial statements

Change of valuation allowances for doubtful accounts receivable	2004	2005	2006
Balance sheet, December 31, preceding year	932	837	906
Change of valuation allowance charged to income	(30)	2	144
Utilization of valuation allowance related to actual losses	(174)	(90)	(108)
Acquired and divested operations	1	9	45
Translation differences	17	95	(39)
Reclassifications, etc.	91	53	(9)
Balance sheet, December 31	837	906	939

Note 21 Marketable securities

Marketable securities consist mainly of interest-bearing securities, distributed as shown below:

	2004	2005	2006
Government securities	6,354	4,226	2,169
Banks and financial institutions	371	464	7,101
Real estate financial institutions	19,220	24,020	11,072
Other	10	124	-
Total	25,955	28,834	20,342

Note 22 Cash and cash equivalents

	2004	2005	2006
Cash in banks	5,787	5,652	6,702
Time deposits in banks	3,004	2,461	4,055
Total	8,791	8,113	10,757

Note 23 Shareholders’ equity

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

Cash dividend decided by the Annual General Meeting 2006 was SEK 16.75 (12.50; 8.00) per share or total 6,775 (5,055; 3,356).

Unrestricted equity in the Parent Company at December 31, 2006 amounted to 39,345 (41,220; 44,075).

Information regarding shares	2004	2005	2006
Own Series A shares	7,075,246	4,145,627	4,145,627
Own Series B shares	24,315,797	17,074,908	16,739,827
Total own shares	31,391,043	21,220,535	20,885,454

Own shares in % of total registered shares	7,1	5,0	4,9

Outstanding Series A shares	131,529,699	131,374,699	131,374,699
Outstanding Series B shares	278,600,143	273,088,810	273,423,891
Total outstanding shares	410,129,842	404,463,509	404,798,590

Total registered Series A shares	138,604,945	135,520,326	135,520,326
Total registered Series B shares	302,915,940	290,163,718	290,163,718
Total registered shares	441,520,885	425,684,044	425,684,044

Average number of outstanding shares	418,528,078	405,242,037	404,663,051

Changes in outstanding Volvo shares
Balance December 31, 2005	404,463,509
Share-based incentive program	335,081
404,798,590

Change in other reserves	Hedgereserve	Available for sale-reserve	Total
Balance at January 1, 2006	(411)	83	(328)
Fair value gains in year	2,583	-	2,583
Tax on fair value gains	(723)	-	(723)
Transfers to income	(1,122)	-	(1,122)
Tax on transfers to income statement	314	-	314
Change in fair value of commodity contracts	(53)	-	(53)
Fair value adjustments regarding holding in Deutz	-	392	392
Fair value adjustments regarding holding in Nissan Diesel	-	(9)	(9)
Other	(67)	-	(67)
Balance at December 31, 2006	521	466	987

Earnings per share

Earnings per share is calculated as income for the period, attributable to the Parent Company’s shareholders, divided by the Parent Company’s average number of shares outstanding for the fiscal year. Diluted earnings per share is calculated as income for the period attributable to the Parent Company’s shareholders divided by the average number of shares outstanding plus the average number of shares that would be issued as in effect of ongoing share-based incentive programs and employee stock option programs. If during the year there were potential shares redeemed or expired during the period, these are also included in the average number of shares used to calculate the earnings per share after dilution. To the extent that employee stock options are not fully earned, the average price of the share is adjusted.

The share-based incentive program creates a dilution effect when the non-market-based financial goals are achieved for the fiscal year. Similarly, the employee stock option program creates a dilution effect by taking into account the difference between the exercise price and the share’s average market price to determine how many shares that are assumed to be issued without any payment. It is solely this number of shares that have an effect on the calculated diluted earnings. The number of shares that this value symbolizes is less than the total potential number of shares attributable to the employee stock option program.

	2005	2006
Number of shares, December 31, in millions	404.5	404.8
Average number of shares before dilution in millions	405.2	404.7
Average number of shares after dilution in millions	405.9	405.0
Average share price, SEK	319,11	391,94

Net income attributable to Parent Company shareholders	13,054	16,268
Basic earnings per share	32.22	40.20
Diluted earnings per share	32.16	40.17

Dilution effect, number of shares
Share-based incentive program	166,250	72,583
Employee stock option program	459,241	242,900
Number of potential shares, December 31	625,491	315,483

The share-based incentive program is implemented if certain non-market based financial goals are fulfilled partly or wholly. The requirement for 2006 was met and creates a dilution effect amounting to 72,583 shares. The employee stock option program create a dilution effect amounting to 242,900 shares. In this case, the difference between the exercise price and the share’s average value under the actual period has been taken into account. No other transactions have occurred that affected, or will have an effect on, the compilation of the reported share capital.

Note 24 Provisions for post-employment benefits

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

The following tables disclose information about defined benefit plans in the Volvo Group. Volvo report the difference between the obligations and the plan assets adjusted for actuarial gains and losses in the balance sheet. The information refers to assumptions applied for actuarial calculations, periodical costs and the value of obligations and plan assets at year-end. The tables also include reconciliation of obligations and plan assets during the year and the difference between fair values and carrying amounts reported on the balance sheet date.

Summary of provision for post-employment benefits	2004	2005	2006
Obligations	30,646	36,521	34,740
Fair value of plan assets	15,139	22,278	25,227
Funded status	(15,507)	(14,243)	(9,513)

Unrecognized actuarial (gains) and losses	1,258	2,867	2,958
Unrecognized past service costs	(83)	(86)	(96)
Net provisions for post-employment benefits	(14,332)	(11,462)	(6,651)

Assumptions applied for	2004	2005	2006
actuarial calculations	December 31	December 31	December 31
Sweden
Discount rate	5.00	4.00	4.00
Expected return on plan assets [1]	6.00	6.00	6.00
Expected salary increases	3.20	3.20	3.20
Inflation	2.00	1.50	1.50

United States
Discount rate	5.75	5.75	5.50
Expected return on plan assets [1]	7.65	7.65	7.65
Expected salary increases	3.50	3.50	3.50
Inflation	2.50	2.50	2.50

France
Discount rate	4.75	4.00	4.25
Expected salary increases	3.00	3.00	3.00
Inflation	2.00	2.00	2.00

Great Britain
Discount rate	5.25	4.80	5.00
Expected return on plan assets [1]	6.25	5.20-6.50	5.00-5.80
Expected salary increases	3.50	3.80-4.00	4.00-4.60
Inflation	2.50	2.75	3.00
1 Applicable for the following accounting period. These assumptions reflect the expected long-term return rate on plan assets, based upon historical yield rates for different categories of investments and weighted in accordance with the foundation’s investment policy. The expected return has been calculated net of administrative expenses and applicable taxes.

Pension costs	2004	2005	2006
Current year service costs	616	788	870
Interest costs	1,306	1,315	1,285
Expected return on plan assets	(931)	(1,133)	(1,359)
Actuarial gains and losses [1]	(17)	(107)	48
Past service costs
- Unvested	7	(4)	(56)
- Vested	38	(20)	0
Curtailments and settlements	(28)	(362)	(28)
Termination benefits	729	124	135
Pension costs for defined benefit plans	1,720	601	895

Pension costs for defined contribution plans	2,681	3,135	2,844
Total pension costs	4,401	3,736	3,739
1 For each plan, actuarial gains and losses are reported as income or expenses, when the accumulated amount exceeds the so called corridor. The income or expenses are then recognized over the expected average remaining service period of the employees.

Costs for post-employment benefits other than pensions	2004	2005	2006
Current year service costs	196	188	132
Interest costs	349	323	348
Expected return on plan assets	(12)	(15)	(4)
Actuarial gains and losses [1]	6	1	1
Past service costs
- Unvested	(1)	(1)	(9)
- Vested	5	4	(17)
Curtailments and settlements	-	-	3
Termination benefits	47	24	8
Total costs for post-employment benefits other than pensions	590	524	462
1 For each plan, actuarial gains and losses are reported as income or expenses, when the accumulated amount exceed the so called corridor. The income or expenses are then recognized over the expected average remaining service period of the employees.

An increase of one percentage point per year in healthcare costs would change the accumulated post-employment benefit obligation as of December 31, 2006 by approximately 193, and the post-employment benefit expense by approximately 18. A decrease of one percentage point would decrease the accumulated value of obligations by about 164 and reduce costs by approximately 15. Calculations made as of December 31, 2006 show an annual increase of 10% in the weighted average per capita costs of covered healthcare benefits; it is assumed that the percentage will decline gradually to 5% and then remain at that level.

Obligations in		United		Great	US
defined	Sweden	States	France	Britain	Other	Other
benefit plans	Pensions	Pensions	Pensions	Pensions	benefits	plans	Total
Obligations at January 1, 2004	5,332	10,707	2,333	2,986	6,278	1,595	29,231
Acquisitions, divestments and other changes	140	-	(85)	138	-	-	193
Current year service costs	176	206	19	82	193	136	812
Interest costs	280	668	115	172	348	72	1,655
Unvested past service costs	-	3	(66)	-	-	-	(63)
Vested past service costs	(46)	66	-	-	-	22	42
Termination benefits	88	-	205	-	-	483	776
Curtailments and settlements	(35)	(5)	-	-	-	35	(5)
Employee contributions	-	-	-	30	-	1	31
Actuarial (gains) and losses	573	683	74	215	364	39	1,948
Exchange rate translation	-	(1,103)	(19)	(76)	(576)	29	(1,745)
Benefits paid	(271)	(704)	(497)	(101)	(532)	(124)	(2,229)
Obligations at December 31, 2004	6,237	10,521	2,079	3,446	6,075	2,288	30,646

Obligations in defined benefit plans	Sweden Pensions	United States Pensions	France Pensions	Great Britain Pensions	US Other benefits	Other plans	Total
Acquisitions, divestments and other changes	(125)	81	-	-	6	(1)	(39)
Current year service costs	203	304	37	80	184	169	977
Interest costs	303	637	97	195	321	83	1,636
Unvested past service costs	-	3	-	(12)	-	-	(9)
Vested past service costs	(72)	44	-	-	1	11	(16)
Termination benefits	104	-	-	-	-	44	148
Curtailments and settlements	(371)	-	-	-	-	-	(371)
Employee contributions	-	-	-	34	-	(2)	32
Actuarial (gains) and losses	810	281	(12)	714	(66)	151	1,878
Exchange rate translation	-	2,171	92	287	1,222	238	4,010
Benefits paid	(248)	(763)	(435)	(109)	(592)	(224)	(2,371)
Obligations at December 31, 2005	6,841	13,279	1,858	4,635	7,151	2,757	36,521

of which
Funded defined benefit plans	6,342	12,962	-	4,135	3,772	1,744	28,955

Acquisitions, divestments and other changes	(54)	-	14	-	(44)	301	217
Current year service costs	248	246	41	103	104	190	932
Interest costs	277	686	70	220	345	92	1,690
Unvested past service costs	-	6	2	-	(8)	-	-
Vested past service costs	4	-	8	-	(17)	6	1
Termination benefits	122	-	-	-	-	(2)	120
Curtailments and settlements	(146)	(15)	(4)	-	1	(1)	(165)
Employee contributions	-	-	-	33	-	-	33
Actuarial (gains) and losses	113	437	10	173	201	44	978
Exchange rate translation	-	(1,844)	(69)	(86)	(962)	(213)	(3,174)
Benefits paid	(263)	(778)	(359)	(91)	(572)	(350)	(2,413)
Obligations at December 31, 2006	7,142	12,017	1,571	4,987	6,199	2,824	34,740

of which
Funded defined benefit plans	6,560	11,830	-	4,451	3,978	1,996	28,815

Fair value		United		Great	US
of plan assets in	Sweden	States	France	Britain	Other	Other
funded plans	Pensions	Pensions	Pensions	Pensions	benefits	plans	Total
Plan assets at January 1, 2004	3,592	6,727	-	2,254	111	1,062	13,746
Acquisitions, divestments and other changes	129	15	-	114	-	18	276
Expected return on plan assets	217	517	-	151	12	46	943
Actuarial gains and (losses)	141	174	-	73	(10)	5	383
Employer contributions	-	1,153	-	83	106	105	1,447
Employee contributions	-	-	-	30	-	1	31
Exchange rate translation	-	(730)	-	(55)	(20)	1	(804)
Benefits paid	-	(693)	-	(98)	-	(92)	(883)
Plan assets at December 31, 2004	4,079	7,163	-	2,552	199	1,146	15,139

Acquisitions, divestments and other changes	(97)	(35)	-	(13)	-	4	(141)
Expected return on plan assets	294	604	-	166	15	69	1,148
Actuarial gains and (losses)	461	(65)	-	271	(9)	15	673
Employer contributions	1,188	2,225	-	906	18	103	4,440
Employee contributions	-	-	-	78	-	8	86
Exchange rate translation	-	1,577	-	220	37	147	1,981
Benefits paid	-	(741)	-	(108)	(70)	(129)	(1,048)
Plan assets at December 31, 2005	5,925	10,728	-	4,072	190	1,363	22,278

Fair value of plan assets in funded plans	Sweden Pensions	United States Pensions	France Pensions	Great Britain Pensions	US other benefits	Other plans	Total
Acquisitions, divestments and other changes	-	-	-	-	-	164	164
Expected return on plan assets	347	753	-	204	4	55	1,363
Actuarial gains and (losses)	233	323	-	94	3	64	717
Employer contributions	-	2,858	-	646	38	181	3,723
Employee contributions	-	-	-	33	-	2	35
Exchange rate translation	-	(1,674)	-	(78)	(24)	(130)	(1,906)
Benefits paid	(111)	(762)	-	(91)	(72)	(111)	(1,147)
Plan assets at December 31, 2006	6,394	12,226	-	4,880	139	1,588	25,227

Net provisions for		United		Great	US
post-employment	Sweden	States	France	Britain	Other	Other
benefits	Pensions	Pensions	Pensions	Pensions	benefits	plans	Total
Funded status at December 31, 2004	(2,158)	(3,358)	(2,079)	(894)	(5,876)	(1,142)	(15,507)
Unrecognized actuarial (gains) and losses	456	277	69	162	240	54	1,258
Unrecognized past service costs	-	2	(66)	(3)	(9)	(7)	(83)
Net provisions for post-employment benefits at December 31, 2004	(1,702)	(3,079)	(2,076)	(735)	(5,645)	(1,095)	(14,332)

whereof reported as
Prepaid pensions and other assets	2	166	-	-	133	70	371
Provisions for post-employment benefits	(1,704)	(3,245)	(2,076)	(735)	(5,778)	(1,165)	(14,703)

Funded status at December 31, 2005	(916)	(2,551)	(1,858)	(563)	(6,961)	(1,394)	(14,243)
Unrecognized actuarial (gains) and losses	755	770	223	592	326	201	2,867
Unrecognized past service costs	-	3	(67)	(12)	(12)	2	(86)
Net provisions for post-employment benefits at December 31, 2005	(161)	(1,778)	(1,702)	17	(6,647)	(1,191)	(11,462)

whereof reported as
Prepaid pensions and other assets	-	145	-	35	253	91	524
Provisions for post-employment benefits	(161)	(1,923)	(1,702)	(18)	(6,900)	(1,282)	(11,986)

Funded status at December 31, 2006	(748)	209	(1,571)	(107)	(6,060)	(1,236)	(9,513)
Unrecognized actuarial (gains) and losses	626	798	224	649	412	249	2,958
Unrecognized past service costs	-	8	(25)	-	(71)	(8)	(96)
Net provisions for post-employment benefits at December 31, 2006	(122)	1,015	(1,372)	542	(5,719)	(995)	(6,651)

whereof reported as
Prepaid pensions and other assets	-	1,412	-	542	87	-	2,041
Provisions for post-employment benefits	(122)	(397)	(1,372)	-	(5,806)	(995)	(8,692)

Plan assets by category	2006	%
Shares and participation, Volvo	51	0
Shares and participations, other	12,709	51
Bonds	10,076	40
Property	313	1
Liquid funds etc.	2,078	8
	25,227	100

Actuarial gains and losses	2006
Experience-based adjustments in obligation	(530)
Experience-based adjustments in plan assets	717
Effects of changes in actuarial assumptions	(448)
Actuarial gains and (losses), net	(261)

Volvo’s pension foundation in Sweden was formed in 1996 to secure obligations relating to retirement pensions for salaried employees in Sweden in accordance with the ITP plan (a Swedish individual pension plan). Plan assets amounting to 2,456 was contributed to the foundation at its formation, corresponding to the value of the pension obligations at that time. Since its formation, net contributions of 1,420, whereof 0 during 2006, have been made to the foundation. The plan assets in Volvo’s Swedish pension foundation are invested in Swedish and foreign shares and mutual funds, and in interest-bearing securities, in accordance with a distribution that is determined by the foundation’s Board of Directors. At December 31, 2006, the fair value of the foundation’s plan assets amounted to 6,394 (5,925; 4,079), of which 45% (58; 55) was invested in shares or mutual funds. At the same date, retirement pension obligations attributable to the ITP plan amounted to 6,560 (6,342; 5,366). Swedish companies can secure new pension obligations through balance sheet provisions or pension fund contributions. Furthermore, a credit insurance must be taken out for the value of the obligations. In addition to benefits relating to retirement pensions, the ITP plan also includes, for example, a collective family pension, which Volvo finances through insurance with the Alecta insurance company. According to an interpretation from the Swedish Financial Accounting Standards Council’s interpretations committee, this is a multi-employer defined benefit plan. For fiscal year 2006, Volvo did not have access to information from Alecta that would have enabled this plan to be reported as a defined benefit plan. Accordingly, the plan has been reported as a defined contribution plan. Alecta’s funding ratio is 143.1% (128.5; 128.0).

Volvo’s subsidiaries in the United States mainly secure their pension obligations through transfer of funds to pension plans. At the end of 2006, the total value of pension obligations secured by pension plans of this type amounted to 11,830 (12,962; 10,287). At the same point in time, the total value of the plan assets in these plans amounted to 12,226 (10,728; 7,163), of which 60% (60; 64) was invested in shares or mutual funds. The regulations for securing pension obligations stipulate certain minimum levels concerning the ratio between the value of the plan assets and the value of the obligations. During 2006, Volvo contributed 2,858 (2,225; 1,153) to the pension plans in order to optimize Volvo’s capital structure.

During 2006 Volvo has made extra contributions to the pensionplans in Great Britain in the amount of 646 (906; 83).

In 2007, Volvo estimate to transfer an amount of not more than 1 billion Swedish kronor to pension plans.

Note 25 Other provisions

					Acquired
	Value in	Value in	Provi-		and	Trans-	Re-	Value in	Where-	Where-
	balance	balance	sions		divested	lation	classi-	balance	of due	of due
	sheet	sheet	and	Utili-	compa-	differ-	fica-	sheet	within 12	after 12
	2004	2005	reversals	zation	nies	ences	tions	2006	months	months
Warranties	6,742	8,163	6,262	(5,789)	(13)	(530)	318	8,411	4,746	3,665
Provisions in insurance operations	312	388	(26)	-	-	-	-	362	-	362
Restructuring measures	571	372	174	(100)	-	(16)	(1)	429	375	54
Provisions for residual value risks	987	931	9	20	(22)	(84)	(73)	781	539	242
Provisions for service contracts	1,512	1,623	394	(324)	4	(51)	31	1,677	928	749
Other provisions	4,354	4,814	3,554	(3,588)	(42)	(382)	533	4,889	3,211	1,678
Total	14,478	16,291	10,367	(9,781)	(73)	(1,063)	808	16,549	9,799	6,750

Note 26 Non-current liabilities

The listing below shows the Group’s non-current liabilities in which the largest loans are distributed by currency. Most are issued by Volvo Treasury AB. Information on loan terms is as of December 31, 2006. Volvo hedges foreign-exchange and interest-rate risks using derivative instruments. See Note 36.

Bond loans	Actual interest rate, %	Effective interest rate, Dec 31, 2006, %	2004	2005	2006
GBP 2004/2006	5.18	-	1,905	-	-
SEK 1999-2006/2008-2011	2.50-5.20	3.77-7.27	4,798	4,931	8,973
JPY 2001-2005/2008-2011	0.42-1.50	0.85-1.34	542	475	231
CZK 2003-2005/2008-2010	2.69-4.50	2.88-3.19	380	400	389
USD 1998-2006/2008	5.00-5.98	4.97-5.33	2,150	1,788	1,614
EUR 1997-2006/2008-2011	3.56-6.12	2.49-4.10	17,546	19,928	11,623
NOK 2006/2008	3.59	4.40	-	-	329
Other bond loans			291	48	20
Total			27,612	27,570	23,179

Other loans	Actual interest rate, %	Effective interest rate Dec 31, 2006, %	2004	2005	2006
USD 1999-2005/2008-2011	4.07-5.75	4.98-5.23	5,360	6,193	4,466
EUR 2003-2006/2008-2010	3.85-3.99	3.98-4.00	2,596	2,735	3,238
GBP 2005-2006/2008-2010	5.62-5.67	5.43-5.47	1,269	1,859	1,048
CAD 2002-2006/2008-2012	4.58-5.03	4.11-4.16	1,557	1,950	2,281
MXN 2005/2010	7.54-7.91	7.37-7.38	-	835	693
JPY 2006/2013	0.80	1.54	-	-	654
CHF 2006/2009-2011	2.22-2.24	2.63-2.80	-	-	1,127
Other loans	2.80-15.69		2,017	2,413	2,023
Total other long-term loans [1]			12,799	15,985	15,530
Deferred leasing income			1,377	1,689	2,201
Residual value liability			3,122	2,931	4,187
Other long-term financial liabilities			-	476	123
Other long-term liabilities			154	243	237
Total			45,064	48,894	45,457
1 Whereof financial derivatives 93 (394; 243).

Of the above long-term loans, 657 (1,501; 1,422) was secured.

Long-term loans mature as follows:
2008	18,303
2009	8,980
2010	5,604
2011	4,470
2012	628
2013 or later	724
Total	38,709

Of other long-term liabilities the majority will mature within five years.

At year-end 2006, credit facilities granted but not utilized and which can be used without restrictions amounted to approximately SEK 23,2 billion (20,9; 19,1). Approximately SEK 22,8 billion of these facilities consisted of stand-by facilities for loans with varying maturities through the year 2013. A fee is normally charged for the unused portion of credit facilities and is reported in the income statement under other financial income and expenses.

Note 27 Current liabilities

Balance sheet amounts for loans were as follows:
	2004	2005	2006
Bank loans	4,267	5,204	4,475
Other loans [1]	17,129	26,126	23,772
Total	21,396	31,330	28,247
1 Whereof financial derivatives 147 (1,009; 612).

Bank loans include current maturities, 1,442 (2,243; 2,259), of long-term loans. Other loans include current maturities of long-term loans, 18,967 (18,983; 13,324), and commercial paper, 4,043 (5,413; 2,667).

Non-interest-bearing liabilities accounted for 67,591 (67,681; 57,657), or 70% (68; 73) of the Group’s total current liabilities.

Balance sheet amounts for Other current liabilities were as follows:

	2004	2005	2006
Advances from customers	2,298	2,460	2,538
Wages, salaries and withholding taxes	4,987	5,680	5,745
VAT liabilities	1,193	1,351	1,292
Accrued expenses and prepaid income	9,094	11,201	10,929
Deferred leasing income	1,141	1,406	1,546
Residual value liability	1,873	1,840	1,594
Other financial liabilities	642	1,762	814
Other liabilities	3,863	4,562	3,253
Total	25,091	30,262	27,711

Secured bank loans at year-end 2006 amounted to 157 (186; 194). The corresponding amount for other current liabilities was 1,294 (1,685; 1,578).

Note 28 Assets pledged

	2004	2005	2006
Property, plant and equipment - mortgages	205	593	310
Assets under operating leases	1,665	1,700	609
Chattel mortgages	374	350	367
Receivables	319	360	576
Inventories	13	16	-
Cash, marketable securities	470	230	98
Other assets pledged	-	6	-
Total	3,046	3,255	1,960

The liabilities for which the above assets were pledged amounted at year-end to 2,108 (3,372; 3,194).

Note 29 Contingent liabilities

	2004	2005	2006
Credit guarantees
- issued for associated companies	110	13	-
- issued for customers and others	2,471	1,267	1,109
Tax claims	1,433	695	983
Other contingent liabilities	5,175	5,875	5,634
Total	9,189	7,850	7,726

The reported amounts for contingent liabilities reflect the Volvo Group’s risk exposure on a gross basis. The reported amounts have thus not been reduced because of counter guarantees received or other collaterals in cases where a legal offsetting right does not exist. At December 31, 2006, the estimated value of counter guarantees received and other collaterals, for example the estimated net selling price of used products, amounted to 3,650 (4,479; 5,135).

Tax claims pertain to charges against the Volvo Group for which provisions are not considered necessary. Other contingent liabilities pertain mainly to residual value guarantees.

Legal proceedings

In March 1999, an FH 12 Volvo truck was involved in a fire in the Mont Blanc tunnel. The tunnel suffered considerable damage from the fire, which continued for 50 hours. 39 people lost their lives in the fire, and 34 vehicles were trapped in the tunnel. The Mont Blanc tunnel was re-opened for traffic in 2002. An expert group was appointed by the Commercial Court in Nanterre, France, to investigate the cause of the fire and the losses it caused. At present, it is not possible to anticipate the result of this on-going investigation or the result of other French legal actions in progress regarding the fire. Following the closure in October 2003 of an investigation for potential criminal liability for the fire, the trial for unintentional manslaughter started in Bonneville (France) on 31st January, 2005 and lasted until late April 2005. The judgment was given on 27th July, 2005. Volvo Truck Corporation was one of 16 parties tried for unintentional manslaughter. Volvo Truck Corporation was acquitted and not required to pay any civil damages to the plaintiffs. Volvo Truck Corporation’s acquittal with regards to criminal charges is final. Some of the plaintiffs have appealed the award of civil damages and those proceedings, hence, are ongoing. A claim was filed with the Commercial Court in Nanterre by the insurance company employed by the French tunnel operating company against certain Volvo Group companies and the trailer manufacturer in which compensation for the losses claimed to have been incurred by the tunnel operating company was demanded. The claimant requested that the Court postpone its decision until the expert group has submitted its report. The Court of Nanterre has since then declined jurisdiction in favor of the civil Court of Bonneville before which several other claims had been filed in connection with this matter. As a result, the Court of Bonneville is likely ultimately to rule on all civil liability claims filed in France against Volvo Group companies in connection with the Mont-Blanc tunnel fire. Volvo Group companies are also involved in proceedings regarding this matter before courts in Aosta and Turin (Italy) and Brussels (Belgium). Although the aggregate amount claimed is substantial, Volvo is unable presently to determine the ultimate outcome of the legal proceedings mentioned above, the only exception being the criminal charges mentioned above from which Volvo Truck Corporation has now been acquitted.

Between 1985 and 1995, Volvo Aero Norway A/S (“VAN”) and Snecma entered into several agreements relating to the supply by VAN of components for the Snecma CFM56 engine. These aircraft engine programs are long term agreements, with an expected term of not less than thirty years. In 2005, Snecma filed a request for arbitration against VAN, requesting a declaratory award stating that Snecma is entitled to calculate VAN’s compensation under the agreements in other ways than the common and undisputed interpretation of the agreements during nearly twenty years of performance. An award in Snecma’s favour would mean that the compensation would be significantly reduced. It is difficult to assess the magnitude of such a reduction of the concession levels since, instead of fixed levels of payment, the levels of payment to VAN would be affected by the actual payments received by Snecma from its customers. VAN has no access to the commercial information needed to calculate the payment levels in such case. VAN has rejected Snecma’s claims. Arbitral hearings are expected to be finalized during the first half of 2007.

Volvo has received a document subpoena from the United States Securities and Exchange Commission (the ”SEC”) in connection with the SEC’s investigation into the United Nations Oil For Food Program. Volvo is cooperating with this investigation. Volvo is also aware that the Swedish and French authorities are also separately investigating the Oil for Food program.

Global actors like Volvo are occasionally involved in tax disputes of different proportions and in different stages. On a regular basis Volvo evaluates the exposure related to such disputes and, to the extent it is possible to reasonably estimate what the outcome will be, makes provisions when it is more likely than not that there will be additional tax to pay.

Volvo is involved in a number of other legal proceedings incidental to the normal conduct of its businesses. Volvo does not believe that any liabilities related to such proceedings are likely to be, in the aggregate, material to the financial condition of the Volvo Group.

Note 30 Cash-flow

Other items not affecting cash pertain to risk provisions and losses related to doubtful receivables and customer-financing receivables, 476 (602; 551), capital gains/losses on the sale of subsidiaries and other business units neg. 281 (neg. 717; pos. 95), unrealized exchange rate gains/losses on trade receivables and payables 143 (neg. 41; pos. 39), incentive program 258 write-down of shares in Peach County Holdings Inc in 2005 and in 2004 revaluation of shares in Scania AB and Henlys Group Plc amounting to - (550; neg. 820), provision for industrial relocation and contractual pension - (-; 530), IFRS transition effect - (-; neg. 177) and other 56 (21; neg. 58).

Net investments in customer-financing receivables resulted in 2006 in a negative cash-flow of SEK 5.2 billion (7.8; 7.4). In this respect, liquid funds were reduced by SEK 26.0 billion (23.4; 19.4) pertaining to new investments in financial leasing contracts and installment contracts.

Investments of shares and participations, net in 2006 amounted to a negativ cash-flow of SEK 5.8 billion (positive 0.3; positive 15.1), mainly related to the investment in Nissan Diesel. The net investments in 2004 are mainly related to the sale of Volvo’s holding of

B-shares in Scania.

Acquired and divested subsidiaries and other business units, net in 2006 amounted to SEK 0.5 billion (0.6; negative 0.1).

During 2006 interest-bearing receivables including marketable securities, net increased liquid funds by SEK 7.7 billion (decrease 1.3; decrease 6.4).

The change during the year in bonds and other loans decreased liquid funds by SEK 2.6 billion (increase 3.6; decrease 8.8). New borrowing during the year, mainly the issue of bond loans, provided SEK 69.3 billion (41.6; 19.1). Amortization during the year amounted to SEK 72.2 billion (33.4; 28.9).

Note 31 Leasing

Volvo as a leaseholder

At December 31, 2006, future rental income from noncancellable financial and operating leases (minimum leasing fees) amounted to 31,808 (34,406; 25,181). Future rental income is distributed as follows:
	Financial leases	Operating leases
2007	8,725	3,900
2008-2011	15,338	6,091
2012 or later	281	344
Total	24,344	10,335

Allowance for uncollectible future rental income	(425)
Unearned rental income	(2,446)
Present value of future rental income related to noncancellable leases	21,473

Volvo as a lessee

At December 31, 2006, future rental payments (minimum leasing fees) related to noncancellable leases amounted to 3,234 (4,396; 4,142).

Future rental payments are distributed as follows:
	Financial leases	Operating leases
2007	165	841
2008-2011	186	1,508
2012 or later	6	528
Total	357	2,877

Rental expenses amounted to:
	2004	2005	2006
Financial leases:
Contingent rents	(30)	0	0
Operating leases:
Contingent rents	(27)	(34)	(38)
Rental payments	(910)	(1,000)	(1,468)
Sublease payments	28	23	15
Total	(939)	(1,011)	(1,491)

Book value of assets subject to finance lease:
	2004	2005	2006
Acquisition costs:
Buildings	526	459	151
Land and land improvements	66	75	72
Machinery and equipment	236	198	114
Assets under operating lease	1,065	875	888
Total	1,893	1,607	1,225

Accumulated depreciation:	2004	2005	2006
Buildings	(56)	(79)	(49)
Land and land improvements	-	-	-
Machinery and equipment	(46)	(39)	(35)
Assets under operating lease	(518)	(470)	(609)
Total	(620)	(588)	(693)

Book value:	2004	2005	2006
Buildings	470	380	102
Land and land improvements	66	75	72
Machinery and equipment	190	159	79
Assets under operating lease	547	405	279
Total	1,273	1,019	532

Note 32 Transactions with related parties

The Volvo Group has transactions with some of its associated companies. The transactions consist mainly of sales of vehicles to dealers. Commercial terms and market prices apply for the supply of goods and services to/from associated companies.

	2004	2005	2006
Sales to associated companies	279	381	156
Purchase from associated companies	73	296	288
Receivables from associated companies, Dec 31	174	206	40
Liabilities to associated companies, Dec 31	70	65	39

Group holdings of shares in associated companies are presented in Note 15, Shares and participations.

The Volvo Group also has transactions with Renault SA and its subsidiaries. Sales to and purchases from Renault SA amounted to 336 (182; 277) and 4,031 (3,493; 3,242). Amounts due from and due to Renault SA amounted to 97 (57; 81) and 1,176 (762; 554) respectively, at December 31, 2006. The sales were mainly from Renault Trucks to Renault SA and consisted of components and spare parts. The purchases were mainly made by Renault Trucks from Renault SA and consisted mainly of light trucks. Renault Trucks has a license from Renault SA for the use of the trademark ”Renault”. During 2005, Renault Trucks received EUR 500,000 from Renault SA as compensation for a common development project.

During 2005, AB Volvo sold properties to market price to members in group management for an amount of 17. No similar transactions took place during 2006.

Note 33 Government grants

During 2006, government grants amounting to 216 (173; 165) have been received, of which 141 (143; 137) has been accounted for in the income statement. The grants were mainly received from the European Commission and the Swedish government.

Note 34 Personnel

In accordance with a resolution adopted at the Annual General Meeting 2006, the fee paid to the Board of Directors was set at SEK 4,775,000, to be distributed among the members as follows: SEK 1,350,000 to the Chairman and a total of SEK 2,700,000 to the other members; in addition, SEK 250,000 to the chairman of the Audit Committee and SEK 125,000 to other members of the Audit Committee and SEK 75,000 to each of the members of the Remuneration Committee.

Remuneration to senior executives
SEK	Fixed salary	Variable salary	Other benefits [1]	Pension [4]
Board Chairman	1,425,000	–	–	–
CEO	11,354,968	5,527,560	2,067,434	14,625,220
Other members of GEC [2]	49,834,705	19,890,289	64,558,513	43,768,764
Total remuneration and benefits	62,614,673	25,417,849	66,625,947	58,393,984
Total costs [3]	80,243,527	32,494,979	85,581,958	70,140,948
1 Other benefits for the President and CEO includes SEK 1,460,000 related to allotted shares during 2006 and for other members of the GEC SEK 6,935,000 related to allotted shares and SEK 2,882,809 pertaining cash payments, for the GEC members not residing in Sweden, linked to the share-based incentive program. For GEC additional 49,432,538 is included for exercised employee stock options.
2 In addition to the CEO, the Group Executive Committee (GEC) comprised of 16 members at the end of the year.
3 Total costs for GEC include social fees on salaries and benefits, special pension tax and additional costs for other benefits. The cost for other benefits includes cost earlier accounted for in previous years relating to the option and sharebased payment programs amounting to approximately SEK 60 M.
4 In the beginning of 2005 a previously announced one-time payment of SEK 34 M was made when Leif Johansson shifted over to a defined contribution based pension. SEK 20.8 M of this amount was reported as a cost in 2005, the remaining SEK 13.2 M is included above. For the time in 2006 after Leif Johansson’s became 55 years old have payments amounting to 1,425,220 for pension premiums been made.

Terms of employment of the CEO

The President and Chief Executive Officer, Leif Johansson, is en- titled to a fixed annual salary. In addition, he may receive a variable salary based on operating income and cash flow up to a maximum of 50% of his fixed annual salary. In 2006, the variable salary corresponded to 48.7% of the fixed annual salary. Leif Johansson also participates in the Volvo Group long-term incentive program. In 2006, Leif Johansson received 4,000 shares, since the financial goals for 2005 were achieved.

Leif Johansson’s pension benefits are a defined-contribution pension, meaning that Leif Johansson’s pension will equal the sum of all premiums paid with the addition of possible return. A defined time for retirement does not exist. The pensionable salary consists of the current monthly salary times 12, Volvo’s internal value for company car, together with the average of the outcome of the variable salary, maximized to 50% of the salary, for the previous five years. See point 4 above for premiums paid in 2006.

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

The pensionable salary consists of the current monthly salary times 12, Volvo’s internal value for company car, together with the average of the outcome of the variable salary, maximized to 50% of the salary, for the previous five years.

Incentive programs

Volvo currently has two different types of incentive programs for certain senior executives outstanding, one program for employee stock options (exercised 2006/2008) and a share-based incentive program (allotment in 2007).

Employee stock options program

The period to exercise the employee stock options are ongoing as from May 2, 2006, up to and including May 1, 2008. The Volvo B share price, for options exercised during 2006, have in average been SEK 375 within a range from SEK 322 up to SEK 469.

Share-based incentive program

In 2005 the Annual General Meeting approved a share-based incentive program for certain senior executives within the Volvo Group. Allotment of a value corresponding to 167,833 shares in the program was executed in April 2006 and was based on the fulfillment of certain financial goals determined by the Board for fiscal year 2005. The allotment was made from Volvo’s treasury stock, with 100,833, and cash payment corresponding to 67,000 shares. The share price at allotment was SEK 365. The total costs for the share-based incentive program 2005/2006 amounted to SEK 70 M, where of SEK 21 M during 2006 and SEK 49 M during 2005 and pertains to the costs for payments in shares and in cash. The Annual General Meeting in 2006 decided on a similar program for allotment in 2007. Allotment will be made in 2007 as certain financial goals determined by the Board for fiscal year 2005 have been fulfilled by the company. The cost for Volvo for the incentive program including social fees will be approximately SEK 248 M, since the price of the Volvo B shares at the grant date, excluding dividend of SEK 16.75 for 2006 and for 2007, was SEK 341.50 and the share price at December 31, 2006, was 471.50. The Annual General Meeting decided that Volvo’s own shares may be used for allotment in this program.

The Board of Directors intends to propose that the Annual General Meeting approve a share-based incentive program for senior executives within the Volvo Group pertaining to the 2007 financial year. The structure of the program corresponds to the programs approved by the Annual General Meetings in 2006. Accordingly, the program will result in the number of eligible senior executives (including members of Group Management) amounting to not more than to 240 persons and the maximum number of Volvo shares that may be allotted to 518,000, of which CEO Leif Johansson may receive a maximum of 8,000 shares and the other participants a maximum of 2,000–4,000 shares each. The number of shares to be allotted is proposed to depend upon the fulfillment of certain financial goals for the company, determined by the Board for the 2007 financial year. Assuming the said goals are fulfilled in full and that the Volvo share price is SEK 567 at implementation of the program, Volvo’s costs for the program, including social fees, will be about SEK 317 M. Another element of the proposal is that treasury shares held by AB Volvo may be used to fulfil the company’s commitments in accordance with the program.

If the Annual General Meeting decides in accordance with the Board’s proposal of a 6-for-1 share split and an automatic redemption procedure, the number of shares must be multiplied by five. Those shareholders not residing in Sweden at the time of allotment of shares shall in lieu of shares receive a cash payment corresponding to the market value of the shares at the allotment date.

	2003/2008 employee
Financial instruments and shares	stock options number	Shares [1]
Board Chairman	–	–
CEO	50,000	8,000
Other members of GEC	55,000	60,667
Other senior executives	159,750	415,333
Total	264,750	484,000
1 The table shows payments in cash with the corresponding value in shares. Of the total 484,000 shares, 267,667 shares and a cash-settlement corresponding to 216,333 shares will be granted.

		Total number of outstanding options
Summary of	Alloment	Dec 31,	Dec 31,	Dec 31,	Excercise	Excercise	Value/	Vesting,
option programs	date	2004	2005	2006	price	period	option	years
1998, call options [1]	April 28, 2000	101,830	–	–	302.12	Apr 28, 2000– Apr 27, 2005	55.75	n/a
2002, employee stock options [2]	May 2, 2003	945,000	938,750	264,750	156.19	May 2, 2006 – May 1, 2008	32.00	3
1 The options gives the holder the right to acquire one Series B Volvo share for each option held from a third party. The price of the options is based on market valuation by UBS Warburg. The options were financed 50% by the company and 50% from the option holder’s variable salary.
2 In January 2000, a decision was made to implement a new incentive program for senior executives within the Volvo Group in the form of so-called employee stock options. The decision covers allotment of options for 2000, 2001 and 2002. The executives have not made any payment for the options. The employee stock options gives the holders the right to exercise their options or alternatively receive the difference between the actual price at that time and the exercise price determined at allotment. The theoretical value of the options at allotment was set using the Black & Scholes pricing model for options. For the options allotted in 2003, the Annual General Meeting has decided that Volvo’s own shares may be used for the program. Recalculation has taken place of the exercise price and the number of shares each options entitles the option holder to acquire. The exercise price was previously SEK 163 per share and each option entitled the option holder to acquire one share. According to the terms and conditions of the option program, recalculation shall take place under certain circumstances such as extra dividends, issues of new shares and dividend of shares. At the AB Volvo Annual General Meeting in 2004, a decision was taken to distribute shares in Ainax AB to Volvo’s shareholders. As a consequence hereof, a recalculation of the exercise price and the number of shares each option entitles the option holder to acquire has taken place. The new exercise price is SEK 156.19 per share and each option entitles the option holder to acquire 1.04363 Volvo B shares.

Cost for incentive programs

Change in obligations related to the employee stock option programs is recorded in the income statement. The cost for the employee stock option program amounted to SEK 58 M. The cost for the share-based incentive program 2005/2006 was SEK 21 M and for the share-based incentive program 2006/2007 SEK 166 M. Total cost for the three programs was SEK 245 M for 2006 (192, 66). The cost for the incentive program includes both cash payments and costs for remuneration in shares, including social costs. At December 31, 2006, provision related to the employee stock option program and share-based incentive program amounted to SEK 219 M (277, 128).

Change in number of options per program	Program
Number of options	2000	2002
Dec 31, 2003	96,245	1,050,000
Alloted	–	–
Cancelled	–	(105,000)
Exercised	(96,245)	–
Dec 31, 2004	–	945,000
Alloted		–
Cancelled		(6,250)
Exercised		–
Dec 31, 2005		938,750
Alloted		–
Cancelled		(5,000)
Exercised		(669,000)
Dec 31, 2006		264,750

	2004		2005		2006

Average number of employees	Number of employees	of which women, %	Number of employees	of which women, %	Number of employees	of which women, %
AB Volvo
Sweden	136	54	144	50	160	51

Subsidiaries
Sweden	27,034	18	27,699	19	26,722	19
Western Europe	26,325	14	25,894	14	26,380	15
Eastern Europe	2,731	16	3,481	15	4,225	16
North America	13,057	19	13,778	20	14,609	20
South America	3,040	12	3,656	14	3,874	13
Asia	4,114	16	4,273	15	4,075	15
Other countries	1,759	11	2,259	12	2,255	12
Group total	78,196	16	81,184	17	82,300	17

	2004		2005		2006
Board members	Number at	of which	Number at	of which	Number at	of which
and chief officers	year-end	women, %	year-end	women, %	year-end	women, %
AB Volvo
Board members	11	9	11	9	11	9
CEO and GEC	17	6	17	6	17	6

Volvo Group
Board members	1,017	15	1,010	10	939	11
Presidents and other senior executives	1,276	16	1,305	16	1,422	15

	2004			2005			2006
Wages, salaries and other remunerations, SEK M	Board and Presidents [1]	of which variable salaries	Other employees	Board and Presidents[1]	of which variable salaries	Other employees	Board and Presidents [1]	of which variable salaries	Other employees
AB Volvo
Sweden	33.4	11.6	106.3	42.8	9.8	97.9	33.4	11.2	170.8

Subsidiaries
Sweden	79.3	15.5	9,041.7	84.6	15.6	9,475.6	93.1	29.3	9,760.8
Western Europe	442.3	10.9	8,905.3	436.0	6.3	9,267.6	442.0	8.0	9,380.7
Eastern Europe	14.5	0.2	367.0	25.2	2.0	472.9	37.6	2.9	521.8
North America	209.1	10.2	5,292.7	199.4	17.9	5,965.5	187.5	6.8	6,537.0
South America	7.2	0.0	363.9	9.3	0.0	529.4	22.1	4.1	617.9
Asia	49.9	0.7	724.9	58.9	1.0	957.2	56.7	1.7	1,053.7
Other countries	12.7	0.0	394.5	26.7	0.0	467.5	28.6	0.9	481.7
Group total	848.4	49.1	25,196.3	882.9	52.6	27,233.6	901.0	64.9	28,524.4

	2004			2005			2006
Wages, salaries, other remunerations and social costs, SEK M	Wages, salaries remun.	Social costs	of which pens. costs	Wages, salaries remun.	Social costs	of which pens. costs	Wages, salaries remun.	Social costs	of which pens. costs
AB Volvo [2]	139.7	80.7	48.7	140.7	78.6	46.7	204.2	141.6	104.9
Subsidiaries	25,905.0	10,964.8	4,365.2	27,975.9	10,392.1	3,688.9	29,221.3	10,047.2	3.634,2
Group total [3]	26,044.7	11,045.5	4,413.9	28,116.6	10,470.7	3,735.6	29,425.5	10,188.8	3,739.1
1 Including current and former Board members, Presidents and Executive Vice Presidents.
2 The Parent Company’s pension costs, pertaining to Board members and Presidents are disclosed in Note 22 in the Parent Company.
3 Of the Group’s pension costs, 181.7 (125.5; 157.8) pertain to Board members and Presidents. The Group’s outstanding pension obligations to these individuals amount to 461.2 (573.8; 838.3).

The cost for non-monetary benefits in the Group amounted to 1,247.0 (1.055,9) of which 43.7 (47.6) to Board members and presidents.

The cost for non-monetary benefits in the Parent company amount to 10.1 (14.6) of which 1.3 (3.7) to Board members and presidents.

Note 35 Fees to the auditors

Audit fees	2004	2005	2006
Audit fees to PricewaterhouseCoopers	78	78	130
Audit fees to other audit firms	2	1	1
Total	80	79	131

Other fees to PricewaterhouseCoopers
Fees for audit related services	20	28	20
Fees for tax services	16	17	14
Total	36	45	34
Fees and other remuneration to external auditors total	116	124	165

Auditing assignments involve examination of the annual report and financial accounting and the administration by the Board and the President, other tasks related to the duties of a company auditor and consultation or other services that may result from observations noted during such examination or implementation of such other tasks. All other tasks are defined as other assignments.

Note 36 Goals and policies in financial risk management

Apart from derivatives, Volvo’s financial instruments consist of bank loans, financial leasing contracts, accounts payable, accounts receivable, shares and participations, as well as cash and short-term investments.

The primary risks deriving from the handling of financial instruments are interest-rate risk, currency risk, liquidity risk and credit risk. All of these risks are handled in accordance with an established financial policy.

Interest-rate risk

Interest-rate risk refers to the risk that changed interest-rate levels will affect consolidated earnings and cash flow (cash-flow risks) or the fair value of financial assets and liabilities (price risks). Matching the interest-fixing terms of financial assets and liabilities reduces the exposure. Interest-rate swaps are used to change/influence the interest-fixing term for the Group’s financial assets and liabilities. Currency interest-rate swaps permit borrowing in foreign currencies from different markets without introducing currency risk. Volvo also has standardized interest-rate forward contracts (futures) and FRAs (forward-rate agreements). Most of these contracts are used to hedge interest-rate levels for short-term borrowing or investment.

Cash-flow risks

The effect of changed interest-rate levels on future currency and interest-rate flows refers mainly to the Group’s customer financing operations and net financial items. According to the Group’s policy, the degree of matching for interest-rate fixing on borrowing and lending in the customer-financing operations must exceed 80%. At year-end 2006, the degree of such matching was 100%. At year-end 2006, in addition to the assets in its customer-financing operations, Volvo’s interest-bearing assets consisted primarily of liquid assets invested in short-term interest-bearing securities. The objective is to achieve an interest-fixing term of six months for the liquid assets in Volvo’s industrial operations through the use of derivatives. On December 31, 2006, after taking derivatives into account, the average interest on these assets was 3.5%. Apart from loans raised to finance the credit portfolio of the customer-financing operations, at this same point in time, Volvo’s financial liabilities consisted primarily of provisions for pensions and similar commitments. After taking derivatives into account, outstanding loans had interest terms corresponding to an interest-rate fixing term of six months and the average interest at year-end amounted to 6.3%.

Price risks

Exposure to price risks as result of changed interest-rate levels refers to financial assets and liabilities with a lower interest-rate fixing term (fixed interest). A comparison of the reported values and the fair values of all of Volvo’s financial assets and liabilities, as well as its derivatives, is given in Note 37, Financial instruments. After the transition to IFRS 2005, the market values agree with the book values.

Assuming that the market interest rates for all currencies suddenly rose by one percentage point (100 interest-rate points) over the interest-rate level on December 31, 2006, over a 12-month period, all other variables remaining unchanged, Volvo’s net interest income would be favorably impacted by 236. Assuming that the market interest rates for all currencies fell in a similar manner by one percentage point (100 interest-rate points) over the interest-rate level on December 31, 2006, over a 12-month period, all other variables remaining unchanged, Volvo’s net interest income would be adversely impacted by a corresponding amount.

The following table shows the effect on earnings in Volvo’s key currencies that would result is the interest-rate level were to change by 1 percentage point.

SEK M	Effect on earnings
SEK	314.9
USD	(1.0)
EUR	(17.1)
CAD	(9.2)
JPY	(8.8)
KRW	13.1

It should be noted that the above sensitivity analysis is based on assumptions that rarely occur in reality. In reality, market interest rates usually do not rise or fall at any one point in time. Moreover, the sensitivity analysis also assumes a parallel shift in the yield curve and an identical effect of changed market interest rates on the interest-rates of both assets and liabilities. Consequently, the effect of actual interest-rate changes may deviate from the above analysis.

The following table shows the reported values of the financial assets as they mature. In all cases, these assets are exposed to an interest-rate risk.

SEK M	Assets with fixed interest	Assets withvariable interest	Total financial assets
2007	13,804	25,655	39,459
2008–2009	75	1,523	1,598
2010 and later	32	–	32
	13,911	27,178	41,089

Excluding net receivable for pensions, SEK 2.032 M and interestbearing assets held for sale, SEK 5 M.

Currency risks

The content of the reported balance sheet may be affected by changes in different exchange rates. Currency risks in Volvo’s operations are related to changes in the value of contracted and expected future payment flows (commercial currency exposure), changes in the value of loans and investments (financial currency exposure) and changes in the value of assets and liabilities in foreign subsidiaries (currency exposure of shareholders’ equity). The aim of Volvo’s currency-risk management is to minimize, over the short term, negative effects on Volvo’s earnings and financial position stemming from exchange-rate changes.

Commercial currency exposure

In order to hedge the value of future payment flows in foreign currencies, Volvo uses forward contracts and currency options. According to the Group’s currency policy, for each currency, 50–80% of the forecast net flow in the next six months is hedged and 30–60% for months seven to 12, while contracted flows after 12 months should normally not be hedged. A decision concerning changes in the Group’s currency policy has been made, effective 2007. For each currency, 75% of the forecast net flows for the coming six months are to be hedged and 50% for months seven to 12, while contracted flows after 12 months should normally be hedged. The nominal amount of all outstanding forward and option contracts amounted to SEK 57.2 billion at December 31, 2006. On the same date, the fair value of these contracts was positive in an amount of 764 (negative 732).

Assuming that at a certain time the Swedish krona appreciated by 10% against all foreign currencies, the fair value of outstanding contracts would amount to 3,252. If, instead, at a certain time the Swedish krona was devalued by 10%, the fair value of outstanding contracts would be negative in an amount of 1,724. In reality, currencies usually do not change in the same direction at any given time, so the actual effect of exchange-rate changes may differ from the above sensitivity analysis.

Financial currency exposure

Loans and investments in the Group’s subsidiaries are done mainly through Volvo Treasury in local currencies, which minimizes individual companies’ financial currency exposure. Volvo Treasury uses various derivatives, in order to facilitate lending and borrowing in different currencies without increase the company’s own risk. The financial net position of the Volvo Group is affected by exchange rate fluctuations, since financial assets and liabilities are distributed among Group companies that conduct their operations in different currencies.

Currency exposure of shareholders’ equity

The consolidated value of assets and liabilities in foreign subsidiaries is affected by current exchange rates in conjunction with translation of assets and liabilities to Swedish kronor. To minimize currency exposure of shareholders’ capital, the size of shareholders’ equity in foreign subsidiaries is continuously optimized with respect to commercial and legal conditions. Currency hedging of shareholders’ equity may occur in cases where a foreign subsidiary is considered overcapitalized. Net assets in foreign subsidiaries and associated companies amounted at year-end 2006 to SEK 43.6 bn (33.7). Of this amount, SEK 3.6 bn (0.8) was currency-hedged through loans in foreign currencies. Out of the loans used as hedging instruments SEK 2.8 billion are due in 2010 and the remaining SEK 0.8 bllion in the need to undertake currency hedging relating to investments in associated companies and other companies is assessed on a case-by-case basis.

Credit risks

Volvo’s credit provision is steered by Group-wide policies and customer-classification rules. The credit portfolio should contain a sound distribution among different customer categories and industries. The credit risks are managed through active credit monitoring, follow-up routines and, where applicable, product reclamation. Moreover, regular monitoring ensures that the necessary provisions are made for uncertain receivables.

The credit portfolio of Volvo’s customer-financing operations amounted at December 31, 2006, to approximately SEK 77 bn. The credit risk of this portfolio is distributed over a large number of retail customers and dealers. Collateral provided in the form of the financed products. Credit provision aims for a balance between risk exposure and expected yield. The Volvo Group’s financial assets are largely managed by Volvo Treasury and invested in the money and capital markets. All investments must meet the requirements of low credit risk and high liquidity. According to Volvo’s credit policy, counterparties for investments and derivative transactions should have a rating of A or better from one of the well-established credit rating institutions.

The use of derivatives involves a counterparty risk, in that a potential gain will not be realized if the counterparty fails to fulfill its part of the contract. To reduce the exposure, master netting agreements are signed, wherever possible, with the counterparty in question. With future, counterparty risk exposure is limited through daily or monthly cash transfers corresponding to the value change of open contracts. The estimated gross exposure to counterparty risk relating to futures, interest-rate swaps and interest-rate forward contracts, options and commodities contracts amounted at December 31, 2006, to 1,158 (891), 2,621 (2,468), 78 (51) and 25 (54).

Over and above the credit risk of derivatives, there is also credit risk in accounts receivable and receivables within Volvo’s sale financing operations.

Liquidity risks

Volvo assures itself of sound financial preparedness by always keeping a certain percentage of its sales in liquid assets. A sound balance between short- and long-term borrowing, as well as borrowing preparedness in the form of overdraft facilities, should cover long-term financing needs.

Note 37 Financial instruments

The financial assets treated within the framework of IAS 39 are classified either as

• financial assets at fair value through profit and loss
• claims under a loan and receivables
• investments held to maturity and
• available-for-sale financial assets

Transaction expenses are included in the asset’s fair value except in cases in which the change in value is recognized in the income statement. The transaction costs arising in conjunction with assuming financial liabilities are amortized over the term of the loan as a financial cost. Embedded derivatives are detached from the related main contract, if applicable. Contracts containing embedded derivatives are valued at fair value in the income statement if the contracts inherent risk and other characteristics indicate a close relation to the embedded derivative. Classifications made of financial instruments are evaluated each quarter and, if necessary, the classification is adjusted.

Purchases and sales of financial assets and liabilities are recognized on the transaction date. A financial asset is derecognized (extinguished) in the balance sheet when all significant risks and benefits linked to the asset have been transferred to a third party.

The market value of assets is determined based on the market prices in such cases they exist. If market prices are unavailable, the fair value is determined for each asset using various valuation techniques.

Financial assets at fair value through profit and loss

A financial asset recognized at fair value in the income statement is categorized as follows: Either (1) it is recognized with the financial instruments or in accordance with (2) the so-called fair value option on initial recognition has been designated as such. For the first category to apply, it is required that the asset is acquired with the main purpose of being sold in the near future and that it is part of a portfolio and there is a proven pattern of short-term capitalization of gains. All of Volvo’s financial assts that are recognized at fair value in the income statement are in category 1.

Derivatives, included embedded derivatives detached from the host contract, are classified as held-for-trading if the are part of an evidently effective hedge accounting or are a financial guarantee. Gains and losses on these assets are recognized in the income statement.

A financial contract containing one or more embedded derivatives is classified in its entirety as a financial asset whose value change is recognized in the income statement if not:

• the embedded derivative does not affect future cash flow attributable to the financial asset.
• separation of the embedded instrument is required.

Short-term investments are valued at fair value and the changes in this value are recognized in the income statement. Short-term investments that mainly consist of interest-bearing financial instruments are reported in Note 21.

Volvo classifies financial derivatives as financial assets whose value changes are reported in the income statements if they evidently are not used in hedge accounting. All derivatives are reported in this note below.

Financial assets held to maturity

Held-to-maturity investments are assets with fixed payments and term and that Volvo intends and is able to hold to maturity. After initial valuation, these assets are valued at accrued acquisition value in accordance with the effective interest method, with adjustment for any impairment. Gains and losses are recognized in the income statement when assets are divested or impaired as well as in pace with the accrued interested being reported. At year end 2006 Volvo did not have any financial instruments classified in this category.

Claims under a loan and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments, originated or acquired, that are not quoted in an active market. After initial recognition, loans and receivables are valued at accrued acquisition value in accordance with the effective interest method. Gains and losses are recognized in the income statement when the loans or receivables are divested or impaired as well as in pace with the accrued interested being reported.

Accounts receivable are recognized initially at fair value, which normally corresponds to the nominal value. In the event that the payment terms exceed one year, the receivable is recognized at the discounted present value. Provisions for doubtful receivables are made continuously after assessment of whether the customer’s payment capacity has changed.

Volvo reports different loans and receivables. Note 16, Long-term receivables in customer financing operations presented mainly receivables related to installment purchases and financial leasing. Note 17, Other long-term receivable, presents, among other items, Other loans to external parties. Note 19, Current receivables in customer financing operations, presents installment purchases, financial leasing and dealer financing and Note 20, Other current receivables, is mainly accounts receivable.

Available-for-sale assets

This category includes assets available for sales or those that have not been classified in any of the other three categories. These assets are initially measured at fair value. Fair value changes are recognized directly in shareholders’ equity. The cumulative gain or loss that was recognized in equity is recognized in profit or loss when an available-for-sale financial asset is sold. Unrealized value declines are recognized in equity, if the decline is not considered temporary. If the value decline is significant and has lasted for a longer period, the value impairment is recognized in the income statement. If the event causing the impairment no longer exists, impairment can be reversed in the income statement if it does not involve an equity instrument.

Earned or paid interest attributable to these assets is recognized in the income statement as part of net financial items in accordance with the effective interest method. Dividends received attributable to these assts are recognized in the income statement as Earnings from other shares and participations.

Volvo reports shares and participations in listed companies at market value on the balance-sheet date, with the exception of investments classed as associated companies and joint ventures. Companies listed on financial marketplaces are reported at market value on the balance-sheet date. Holdings in unlisted companies for which a market value is unavailable, are recognized at acquisition value. Volvo classifies these types of investments as assets available for sale. Note 15 Shares and participations lists Volvo’s holdings of shares and participations in listed companies.

Impairments

Financial assets at fair value through profit and loss

Impairments do not need to be reported for this category of assets since they are continuously revalued at their fair value in the income statement.

Assets that are valued at amortized cost

Volvo conducts routine controls to ensure that the carrying value of assets valued at amortized cost, such as loans and receivables, has not decreased, which would result in an impairment loss reported in the income statement. Impairments consist of the difference between carrying value and current value of the estimated future payment flow attributable to the specific asset. Discounting of future cash flow is based on the effective rate used initially.

Initially, the impairment requirement shall be evaluated for each respective asset. If, based on objective grounds, it cannot be determined that one or more assets are subject to an impairment loss, the assets are grouped in units based, for example, on similar credit risks to evaluate the impairment loss requirement collectively. Individually written down assets or assets written down during previous periods are not included when grouping assets for impairment test.

If the conditions for a completed impairment loss later prove to no longer be present, and that can be related to a specific event after the impairment event, the impairment loss is reversed in the income statement as long as the carrying value does not exceed the amortized cost at the time of the reversal.

When regard to accounts receivable, provisions shall be made when there is objective evidence that Volvo will not receive the full value of the receivable. They are excluded only when the receivable is deemed to be worthless and will not be obtained.

Assets available for sale

If an asset available for sale is to be impaired, it shall be effected by taking the difference between the asset’s acquisition value cost (adjusted for any accrued interest if it involves that type of asset) and its fair value. If it instead involves equity instruments such as shares, a completed impairment shall not be reversed in the income statement. On the other hand, impairments that have been made on debt instruments (interest-bearing instruments) shall in whole or part be reversed in the income statement, in those instances where an event that is proven to have occurred after the impairment was performed is identified and impacts the valuation of that asset.

Hedge Accounting

Volvo uses derivative financial instruments, such as foreign exchange derivative contracts, forwards and futures and interest-rate swaps, for hedging against interest-rate risks and currency-rate risks. Derivatives are initially valued at their fair value and revalued on subsequent occasions at their fair value in the income statement, if it can be proven that they have not been included in an effective hedging situation. Derivatives are accounted for as an asset when they have a positive value and as a liability when they have a negative value. Profits and losses on derivatives that do not fulfill the requirements for hedge accounting are reported in the income statement. For 2006, SEK 10 M was accounted for in the statement regarding ineffective cash flow hedging. The following types of hedges can be utilized:

• A fair value hedge is used to hedge against exposure to changes in fair value of a recognized asset or liability or a previously unrecognized firm commitment.
• A cash flow hedge is used to hedge against exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction in regards to a previously unrecognized firm commitment.
• A hedge of a net investment in a foreign operation.

In order for hedge accounting to be used, a number of criteria must be met: the position to be hedged shall be identified and exposed to currency and interest rate fluctuations, the purpose of the loan/instrument shall be to perform a hedge, and the hedge shall effectively protect the underlying position against changes in its value. Financial instruments utilized for the purpose of protecting future cash flows shall be considered a hedge if the flow is deemed very likely to occur.

In order to apply hedge accounting in accordance with IAS 39, hedge effectiveness must be within a range of 80% to 125%. When it comes to cash flow hedging, the effective portion of the hedge is reported against shareholders’ equity and the ineffectiveness against the income statement.

Financial instruments used for hedging of forecast commercial cash-flows and electricity consumption have been reported at fair value, which is debited or credited to a separate component of equity to the extent the requirements for cash-flow hedge accounting are fulfilled. The fair value of derivatives is determined primarily by their market value. To the extent that the requirements for hedge accounting are not met, any changes in value attributable to derivatives are immediately charged to the income statement. Gains and losses related to hedges are reported at the same time as the gains and losses on the items that are hedged effect the Group’s consolidated shareholders’ equity.

Volvo also applies hedge accounting for certain net investments in foreign operations. Current earnings from such hedging are reported in a separate portion of shareholders’ equity. At divestment, the accumulated earnings from the hedge are recognized in the income statement.

Notes to consolidated financial statements

Information regarding reported and fair values

In the table below, carrying values are compared with fair values of financial instruments.

	31 dec 2004		31 dec 2005		31 dec 2006
Assets	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial assets at
fair value through profit and loss
The Volvo Group’s outstanding currency risk contract – commercial exposure	–	–	560	560	1,074	1,074
The Volvo Group’s outstanding raw materials contract	–	–	54	54	25	25
The Volvo Group’s outstanding interest risk contract – financial exposure	–	–	2,823	2,823	2,661	2,661
	–	–	3,437	3,437	3,760	3,760

Investments held to maturity	–	–	–	–	–	–

Loan receivables and accounts receivables
Customer financing receivables	51,193	51,948	64,466	65,365	64,742	64,832
Loans to external parties and other interest-bearing receivables	2,098	2,126	680	643	840	840
	53,291	54,074	65,146	66,008	65,582	65,672

Financial assets available for sale
Shares and participations for which:
a market value can be calculated [1]	670	169	253	253	740	740
a market value cannot be calculated [2]	420	–	303	–	356	–
	1,090	169	556	253	1,096	740
Total	54,381	54,243	69,139	69,698	70,438	70,172

Liabilities
Financial liabilities
at fair value through profit and loss
The Volvo Group’s outstanding currency risk contract – commercial exposure	–	–	1,292	1,292	310	310
The Volvo Group’s outstanding raw materials contract	–	–	11	11	47	47
The Volvo Group’s outstanding interest risk contract – financial exposure	–	–	2,675	2,675	820	820
	–	–	3,978	3,978	1,177	1,177

Financial liabilities valued at
amortized cost
Long-term bond loans and other loans	40,411	41,441	43,626	43,944	38,818	40,575
Short-term bank loans and other loans	21,396	20,360	30,321	30,463	28,100	27,032
	61,807	61,801	73,947	74,407	66,918	67,607
Total	61,807	61,801	77,925	78,385	68,095	68,784

Derivative instruments [3]
The Volvo Group’s outstanding currency risk contract – commercial exposure	176	1,371	–	–	–	–
The Volvo Group’s outstanding raw materials contract	–	–25	–	–	–	–
The Volvo Group’s outstanding interest risk contract– financial exposure	252	924	–	–	–	–
1 Refers to Volvo’s ownership of Deutz AG valued to market value.
2 Unlisted for which a reliable fair value can not be determined, are reported at a historic cost. No single block of shares represents a significant amount.
3 Effective 2005, fair value for derivative instruments is reported in accordance with IAS39. Fair values are in agreement with book values for these instruments.
4 Fair value for financial instruments has been estimated in regards to interest risk.

Various categories of financial instruments are treated separately as specified in the notes above. Below is an accounting of derivative instruments and options.

Financial assets at fair value through profit and loss

Outstanding derivative instruments for dealing with currency and interest-rate risks related to financial assets and liabilities to which hedge accounting is not applied
	31 dec 2004			31 dec 2005			31 dec 2006
	Notional	Carrying	Fair	Notional	Carrying	Fair	Notional	Carrying	Fair
	amount	value	value	amount	value	value	amount	value	value
Interest-rate swaps
– receivable position	76,667	1,659	2,919	101,483	2,348	2,348	92,651	2,412	2,412
– payable position	68,018	(1,585)	(2,144)	116,824	(2,222)	(2,222)	30,578	(598)	(598)
Forwards and futures
– receivable position	47,156	168	168	29,090	120	120	114,886	209	209
– payable position	30,872	(182)	(182)	27,001	(112)	(112)	80,331	(197)	(197)
Foreign exchange derivative contracts
– receivable position	17,120	286	286	18,619	355	355	8,077	124	124
– payable position	8,273	(82)	(107)	14,474	(331)	(331)	18,423	(124)	(124)
Options purchased
– receivable position	–	–	–	–	0	0	–	21	21
– payable position	200	–	(4)	502	(5)	(5)	200	(4)	(4)
Options written
– receivable position	133	0	0	0	0	0	603	3	3
– payable position	1,946	(12)	(12)	822	(5)	(5)	442	(5)	(5)
Total		252	924		148	148		1,841	1,841

Changes in market value on the above instruments are reported in net financial income, see Note 11, Other financial income and expenses.

Outstanding forward contracts and option contracts for hedging of commercial currency risk, to which hedge accounting is applied
	31 dec 2004			31 dec 2005			31 dec 2006
	Notional	Carrying	Fair	Notional	Carrying	Fair	Notional	Carrying	Fair
	amount	value	value	amount	value	value	amount	value	value
Foreign exchange derivative contracts
– receivable position	26,203	264	1,775	37,754	536	536	28,930	1,034	1,034
– payable position	9,982	(88)	(511)	36,980	(1,272)	(1,272)	18,494	(304)	(304)
Options purchased
– receivable position	2,831	–	112	4,769	51	51	5,423	54	54
– payable position	–	–	–	3	(3)	(3)	–	–	–
Options written
– receivable position	233	–	0	–	–	–	–	–	–
– payable position	2,729	–	(5)	4,142	(44)	(44)	4,394	(20)	(20)
Subtotal		176	1,371		(732)	(732)		764	764

Raw materials derivative contract
– receivable position	(10)	–	7	394	54	54	94	25	25
– payable position	243	–	(32)	71	(11)	(11)	(510)	(47)	(47)
Total		176	1,346		(689)	(689)		742	742

Out of the financial instruments disclosed in the table above, contracts with a fair value of 754 has been used for hedge accounting.

Hedge accounting

Cash-flow hedging

Derivative financial instruments used for hedging of forecasted commercial cash-flows and electricity consumption have, in accordance with IAS 39, been reported at fair value, which is debited or credited to a separate component of equity to the extent the requirements for cash-flow hedge accounting are fulfilled. To the extent that the requirements for hedge accounting are not met, any changes in value attributable to derivatives are immediately charged to the income statement. Gains and losses related to hedges are reported at the same time as the gains and losses on the items that are hedged effect the Group’s consolidated shareholders’ equity. The table in Note 23, Shareholders’ Equity shows how the currency risk reserve has changed during the year.

The Volvo Group’s outstanding forward contracts and options contracts for hedging of commercial currency risks

					Other	Fair
		Currencies			currencies	value
Millions		USD	GBP	EUR	Net SEK
Due date 2007	amount	1,748	253	790	5,944
Due date 2008	amount	184	–	–	–
Due date 2009	amount	51	–	–	–
Total		1,983	253	790	5,944

Average contract rate		7.29	13.43	9.15
Fair value of outstanding forward contracts		598	7	39	120	764

The hedged amount of projected future flows for all periods are within the framework of Volvo’s currency policy.

Volvo tests all cash-flow hedges for effectiveness when they are entered into. Hedging is considered to be effective when the projected future cash flow’s currency fluctuation and maturity date coincide with those of the hedging instrument. The hedging relationship is regularly tested up until its maturity date. If the identified relationships are no longer deemed effective, the currency fluctuations on the hedging instrument from the last period the instrument was concidered effective are reported in the Group’s income statement. For 2006, Volvo reported 10 (neg. 3) in revenue related to the ineffectiveness of cash-flow hedging.

Hedging of forecasted electricity is considered to be effective when predetermined factors that affect electricity prices are in agreement with forecasts of future electricity consumption and designated derivative instruments. No ineffective hedging of forecasted electricity consumption was identified during 2006.

Hedging of currency and interest rate risks on loans

In regards to derivative financial instruments used to hedge currency and interest rate risks on loans, Volvo has chosen, under the more complex rules in IAS 39, to not utilize hedge accounting. Unrealized profits and losses through the maturity date of the financial instruments have been charged to net financial income for these derivatives.

Hedging of net investments in foreign operations

Volvo applies hedge accounting for certain net investments in foreign operations. Current earnings from such hedging shall be accounted for in a separate item within shareholders’ equity. A total of 63 in shareholders’ equity relating to hedging of net investments in foreign operations was reported in 2006. An amount of 37 was reported in earnings relating to concluded hedges.

Note 38 Net income and shareholders’ equity in accordance with US GAAP

A summary of the Volvo Group’s net income and shareholders’ equity determined in accordance with US GAAP, is presented in the accompanying tables.

In conjunction with the transition to IFRS, certain adjustment entries have changed as a result of Volvo’s own accounting having changed and become, in many instances, closer to US GAAP, see note 3 Impact from IFRS.

Application of US GAAP would have the following effect on consolidated net income and shareholders equity:

NET INCOME	2004	2005	2006
Income for the period in accordance with IFRS	9,907	13,108	16,318
Items increasing (decreasing) reported net income
Derivative instruments and hedging activities (A)	228	9	37
Business combinations (B)	-	-	1,712
Investments in debt and equity securities (C)	5,157	-	-
Restructuring costs (D)	311	(153)	(36)
Post-employment benefits (E)	(286)	(307)	(384)
Product development (F)	(565)	(1,601)	(1,110)
Entrance fees, aircraft engine programs (G)	(392)	(156)	38
Other (H)	(60)	98	360
Income taxes on above US GAAP adjustments (I)	156	438	(2,577)
Net increase (decrease) in net income	4,549	(1,672)	(1,959)
Minority interest (J)	(40)	(38)	(50)
Net income (loss) in accordance with US GAAP	14,416	11,398	14,309
Net income (loss) per share, SEK in accordance with US GAAP	34.44	28.12	35,35
Weighted average number of shares outstanding (in thousands)	418,529	405,242	404,633

SHAREHOLDERS’ EQUITY	2005	2006
Shareholders’ equity in accordance with IFRS	78,768	87,188
Items increasing (decreasing) shareholders’ equity
Derivative instruments and hedging activities (A)	140	177
Business combinations (B)	5,932	5,596
Investments in debt and equity securities (C)	-	-
Restructuring costs (D)	158	155
Post-employment benefits (E)	990	(2,862)
Product development (F)	(6,450)	(7,439)
Entrance fees, aircraft engine programs (G)	(1,482)	(1,453)
Other (H)	70	438
Income taxes on above US GAAP adjustments (I)	1,620	3,342
Net increase (decrease) in shareholders equity	978	(2,046)
Minority interest (J)	(260)	(284)
Shareholders’ equity in accordance with US GAAP	79,486	84,858

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

At January 1, 2004, Volvo ceased to apply hedge accounting under US GAAP for hedging of interest rate risks in fair value hedges. The basis adjustment on previously hedged items will be amortized over the remaining time to maturity for the contracts. The difference in net income and equity for the terminated hedges is assignable to different adjustment amounts for the hedges items and different periods of transition.
	Net income			Shareholders’ equity
Accounting for derivative instruments and hedging activities	2004	2005	2006	2004	2005	2006
Derivatives Commercial exposure	-117	-	-	1,170	-	-
Derivatives Financial exposure	23	(4)	(3)	672	(3)	(6)
Basis adjustment on derecognised fair value hedges	322	13	40	(542)	143	183
Derivative instruments and hedging activities in accordance with US GAAP	228	9	37	1,300	140	177

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

In 2001, AB Volvo acquired 100% of the shares in Renault V.I. and Mack Trucks Inc. from Renault SA in exchange for 15% of the shares in AB Volvo. The goodwill attributable to this acquisition was set at SEK 8.4 billion. Under US GAAP the corresponding goodwill amounted to SEK 11.5 billion. The difference was mainly attributable to determination of the purchase consideration. In accordance with Swedish GAAP applicable in 2001, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined to be based on the market price of the issued shares at the time the transaction is completed. In accordance with US GAAP, such a purchase consideration is determined based on the market price of the underlying shares for a reasonable period before and after the terms of the transaction are agreed and publicly announced. The goodwill value has been reduced by SEK 974 million in accordance with an agreement reached between AB Volvo and Renault SA about the final value of the acquired assets and liabilities in Renault V.I. and Mack Trucks. Volvo has chosen not to account for aquisitions prior to 2004 according to IFRS 3.

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

AB Volvo has decided to recognize a deferred tax asset through effective reversal of a related valuation allowance for deferred tax receivables in the Mack Trucks Inc. subsidiary. The decision is based on the fact that Volvo assesses that the company has a long-term higher profitability. Reporting of the deferred tax asset reduced tax expenses in the income statement in the third quarter of 2006 by SEK 2,048 M. In accordance with prevailing IFRS accounting rules, Volvo is adjusting goodwill by SEK 1,712 M, which affects operating income adversely. The combined earnings effect for the third quarter of 2006 was a positive SEK 336 M. Under US GAAP this net effect is reducing goodwill.

In the accompanying US GAAP reconciliation for net income, the company has reversed the goodwill write-off of SEK 1,712 million and the related income tax benefit of SEK 2,048 million recorded under IFRS.

Under IFRS no yearly amortization of goodwill is made. This corresponds with US GAAP and no adjustment of net income is made in 2005.
	Shareholders’ equity
GOODWILL	2004	2005	2006
Goodwill in accordance with IFRS	10,321	11,072	8,849
Items affecting reporting of goodwill.
Acquisition of Renault VI and Mack Trucks Inc	3,744	3,744	3,744
Acquisition of Volvo Construction Equipment Corporation	1,328	1,328	1,328
Other acquisitions	860	860	860
Release of tax allowance in Mack Trucks Inc.	-	-	(336)
Net change in accordance with US GAAP	5,932	5,932	5,596
Goodwill in accordance with US GAAP	16,252	17,004	14,445

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

D. Restructuring costs.
Volvo reports restructuring costs in accordance with IAS 37 Provisions, contingent liabilities and contingent assets. Restructuring costs are reported in the year restructuring plans have been approved by the Boards of each company and communicated to all affected parties. The accounting standards for recognizing restructuring costs under US GAAP, SFAS 146 “Accounting for costs Associated with Exit or Disposal Activities,” are more strict. Under IFRS restructuring costs are recognized if a detailed formal plan is announced and has raised valid expectations in those affected that the plan will be carried out by starting to implement the plan or announcing its main features to those affected by it. Under US GAAP an exit or disposal plan, does not create a present obligation. Costs are recognized when a transaction or event occurs that requires the use of assets to settle the liability.

During 2004, Renault Trucks industrial relocation was treated differently under US GAAP, compared with IFRS. The restructuring costs will be distributed under US GAAP during 2004-2006 while under IFRS was expensed in its entirety in 2004. The operations of Volvo Aero Services Bromma will be phased out in 2007. The restructuring reserve booked under IFRS was reduced by SEK 162 million under US GAAP. An additional adjustment of SEK 7 million was booked relating to other operations within the group.

E. Provisions for post-employment benefits.
Effective 2004, provisions for post-employment benefits in Volvo’s consolidated financial statements are accounted for in accordance with IAS 19, Employee benefits. See Notes 1 and 24. In accordance with US GAAP, post-employment benefits should be accounted for in accordance with SFAS 87, “Employers Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” SFAS No.132( R) Employers' Disclosures about Pensions and Other Postretirement Benefits, SFAS No.158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of SFAS No 87,88,106 and 132(R) SFAS No. 158 is effective for fiscal years ending after December 15, 2006. . SFAS No..158 requires the recognition of the funded status of a benefit plan in the financial statements .The funded status is measured as the difference between fair market value of the plan assets and the projected benefit obligation.

All underfunded plans are aggregated and classified as a liability and all overfunded plans are aggregated and classified as an asset. The unrecognized actuarial gains or losses, prior service costs or credits and any remaining transition obligations are recognized as components of accumulated other comprehensive income, net of tax. The plan assets and obligations are measured as of the year-end date and additional disclosures are required. The differences between Volvo’s accounting principles according to IFRS and US GAAP pertain to different transition dates, recognition of past service costs and unrecognized actuarial gains and losses.

Volvo adopted SFAS No. 158 as of December 31, 2006. The following table reconciles the provision for post-employment benefits under IFRS with the provision for post-employment benefits under US GAAP.

2006
Provision for post employment benefits under IFRS	(6,651)
Difference in unrecognized amounts	4,537
Additional minimum pension liability	(1,056)
Provision for post employment benefits before adoption of FAS 158	(3,170)
Adoption of FAS 158 (*	(6,343)
Provision for post employment benefits after adoption of FAS 158	(9,513)

*) The tax effect of FAS 158 adoption is SEK 2,216 million

Funded status	Dec 31, 2006
Projected benefit obligation	-34,740
Plan assets at fair value	25,227
Funded status	(9,513)

Net periodical costs for post-employment benefits	2004	2005	2006
Net periodical costs in accordance with IFRS	4,401	3,736	3,739
Net periodical costs in accordance with US GAAP	4,687	4,043	4,122
Adjustment of this year’s income in accordance with US GAAP, before income taxes	(286)	(307)	(383)

Net provisions for post employment benefits	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006
Net provisions for post employment benefits in accordance with IFRS	(14,332)	(11,462)	(6,651)
Difference in unrecognized actuarial gain/losses	5,266	5,762	(2,958)
Difference in unrecognized past service costs	602	686	96
Minimum liability adjustments	(4,542)	(5,458)	-
Net provisions for post employment benefits in accordance with US GAAP	(13,006)	(10,472)	(9,513)

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

Share-based payments: The Volvo group maintains several incentive programs which are described in detail in Note 34 to the Annual report. Volvo applies IFRS 2 Share-based payments, which was applied to all grants of equity instruments that were made after November 7, 2002 and that were not yet vested at the effective date of that standard.: Under IFRS 2 the fair value of share payments at grant date is determined and the cost is recognized during the vesting period against shareholders’ equity.

Under US GAAP Volvo applies SFAS 123R which also require a fair value measurement at grant date and cost recognized over the vesting period. Prior to the adoption of FAS 123R, Volvo accounted for the incentive programs under ABP25. Transition effects that arise from differences in measurement of the grant date have affected income under US GAAP for 2006.

Differences between IFRS 2 and SFAS 123(R) related to social security cost on share-based payments has affected income under US GAAP.

Guarantees: As from 2006 Volvo applies IAS39 for Financial Guarantees which in all significant respects coincides with US GAAP. For 2005 Volvo had a gross value of credit guarantees issued for external parties amounted to SEK 1,351 (2,869) million and the fair value of these guarantees recognized under US GAAP amounted to SEK 62 (92) million.

Revenue recognition: When determining timing for recognition of revenue, US GAAP focuses more on the formal contract terms while IFRS focuses more on actual risk that the residual value guarantee will be exercised. This means in certain cases that sales recognized under IFRS cannot be recognized under US GAAP.

Under IFRS all sales not qualifying for revenue recognition are treated in the same way as deferred income. Under US GAAP, sales that are made to companies who in turn lease out the equipment under operating leases are accounted for as financing transactions rather than as deferred income. The total impact of revenue recognition is an additional SEK 171 (322) million as assets under operating leases, SEK 3,496 (343) million reduced residual value liability and deferred income and SEK 3,714 (886) million increase in interest-bearing liabilities. The net income effect is positive SEK 9 (positive 4, negative 53) million.

Variable Interest Entities: In accordance with US GAAP, FIN 46 certain entities should be consolidated where the Group is the Primary Beneficiary of the Variable Interest Entity. The Primary Beneficiary is usually defined as having the greater risks and rewards of the VIE. Volvo adopted FIN 46 as per January 1, 2004. In Volvo this has had a limited impact and a minor number of entities have been consolidated. The majority of the consolidated entities are so called Franchisees to Volvo Rents. The balance sheet impact is positive SEK 174 (25, 42) million and the addition in revenue is SEK 316 (109, 112) million.

Contracts with character of a leasing agreement: As of 2006, Volvo has applied IFRIC 4, Determining whether an agreement contains a lease or not, which in all significant respects coincides with US GAAP. For 2005 Volvo had a reconciliation difference between IFRS and US GAAP of SEK 67 million in financial leasing assets, net, and SEK 4 million in increased depreciation

Cash flow: In accordance with IFRS, receivables within Volvo’s customer financing operations are classified as cash flow from operating activities. Under US GAAP the classification depends on how the actual cash flow occurs. In cases when customer financing is to an external customer and thereby results in an actual cash flow, according to US GAAP this should be classified as cash flow from financing activities. Approximately 15% of Volvo’s customer finance receivables relates to this kind of contracts and should hence be classified as cash flow from investing activities under US GAAP.

Payroll Tax: An adjustment of SEK 48 (104) million has been booked for social expenses on employee benefits.

I. Income taxes on US GAAP adjustments.
Deferred taxes are reported for temporary differences arising from differences between US GAAP and IFRS.

During the third quarter, AB Volvo decided to reverse a valuation reserve for deferred tax receivables in the Mack Trucks subsidiary. The decision was based on the fact that Volvo assesses that the company has a long-term higher profitability.

The tax adjustment for 2006 has been affected by the release of tax a allowance in Mack Trucks, release of minimum pension liability due to contributions paid to pension plans during 2006 and the transition to FAS158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

J. Minority interest
In accordance with IFRS, minority interest is recognized a part of shareholders’ equity and are included in net income for the year in the income statement. Under US GAAP, minority interest is reported as a separate item in both the income statement and balance sheet.

K. SAB 108
The company adopted SAB 108 in 2006 for US GAAP purposes. SAB 108 requires that the company evaluated materiality of errors on both a roll-over and iron curtain method, starting in 2006. No material effect resulted from the adoption of SAB 108.

Recent US accounting pronouncements issued but not yet adopted

FAS 157: Fair Value Measurements
FAS 157 was issued in September 2006 and is effective for the Group’s annual reporting period beginning 1 January 2008. This statement defines fair value, establishes a framework for measuring fair value where that measurement attribute is permitted or required by other accounting pronouncements, and expands disclosures about fair value measurements. The Group continues to assess the impact this standard will have on future acquisitions and impairment reviews. No impact on the current financial position, the results of operations or cash flows of the Group under US GAAP is anticipated due to prospective implementation of the standard.

FIN 48: Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109
FIN 48 was issued in June 2006 and is effective for the Group’s annual reporting period beginning 1 January 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Differences between amounts previously recognised at 31 December 2006 and the benefit determined under application of FIN 48 on 1 January 2007 is recorded as an adjustment to retained earnings in fiscal year 2007. The Group has not yet determined the impact but is currently assessing the effect of the adoption of FIN 48 on its financial position, the results of operations or cash flows of the Group under US GAAP.

Segment reporting
	2004	2005	2006
Long-lived assets: [1]
Europe	69,269	75,429	84,863
North America	21,341	27,128	21,975
South America	1,934	2,749	2,725
Asia	2,534	3,198	3,659
Other markets	410	429	418
Total	95,488	108,933	113,640

Of which:
Sweden	26,124	27,099	37,486
United States	17,842	21,531	17,321
France	15,641	17,426	16,077

1) Defined as Non-current assets less Long-term interest-bearing financial assets and long-term deferred tax assets. The distribution between geographical areas is based on the domicile countries of the legal entities within the Group.

Allowance for customer-financing receivables

The changes in the valuation allowance for customer-financing receivables are presented in the table below:

Valuation allowance for customer finance receivables	2004	2005	2006
Balance at December 31, preceding year	1.364	1,344	1,756
Change of reserve charged to income	535	446	197
Utilization of reserve related to actual losses	(422)	(285)	(254)

Translation differences	(52)	191	(131)
Reclassifications, etc.	(81)	60	13
Balance at December 31, current year	1.344	1.756	1.581

Stock based compensation

Volvo has several stock option schemes, which are described in “Item 18 - Financial Statements - Note 34”. These plans were for US GAAP purposes accounted for in accordance with APB25 up to 2005.

Note 38 Subsequent events

Volvo completes purchase of Nissan Diesel. When the acceptance period for Volvo’s offer for Nissan Diesel expired on March 23, 2007 Volvo had received a total of slightly more than 96 % of the shares outstanding. Volvo paid a total of SEK 7.4 billion for the slightly more than 77% of the shares outstanding that were purchased through the offer. During the second quarter, Volvo intends to initiate a process to redeem the remaining shares outstanding. In conjunction with this, Volvo intends to apply to delist Nissan Diesel from the Tokyo Stock Exchange.

Completion of the transaction required the approval of the anti-trust authorities in the US and South Africa. Volvo has received approval from the US authorities. On May 16, 2007, approval was received from the anti-trust authorities in South Africa. Nissan Diesel is consolidated in the balance sheet of the Volvo Group as of the close of the first quarter of 2007. Sales and earnings will be reported from the beginning of the second quarter. Operations within Nissan Diesel will be reported within the Trucks segment.

Volvo finalizes acquisition of Ingersoll Rand’s road development equipment division. On April 30, 2007, Volvo concluded the acquisition of US based Ingersoll Rand’s road development equipment division, other than operations in India which followed on May 4. The division will be consolidated in the Volvo Group from May 1, 2007. Ingersoll Rand’s operations in road development equipment comprise soil and asphalt compactors, asphalt pavers and milling machines as well as material handling equipment such as telescopic handlers and rough terrain forklifts. The purchase consideration for the assets amounts to about USD 1.3 billion, about SEK 8.8 billion. Ingersoll Rand’s road development division - with production facilities in the US, Germany, India and China - has about 2,000 employees. Operations posted sales in 2006 of USD 864 million, about SEK 6.4 billion, with operating profit of USD 101 M, about SEK 745 million.

Decisions on several major investments. The Volvo Group has decided to invest slightly more than 1.7 billion in manufacturing capacity for heavy diesel engines and capacity for heavy gearboxes.

The foundry and production plant in Skövde, where production capacity for heavy diesel engines will be increased by 20 percent, will account for a large part of the investment, slightly more than SEK 1.1 billion. The investment there will comprise machinery, premises and environment-enhancing measures. In Köping, where production of gearboxes is conducted, the investment will amount to SEK 400 million, which will increase production capacity for gearboxes by 50 percent. In addition, minor investments will be made in a number of Volvo Powertrain’s plants in other parts of the world, to ensure that industrial systems are adjusted to the higher production capacity

The Volvo Group is investing a total of SEK 935 M in an assembly facility for trucks in Russia. The new facility will have a capacity of 10,000 Volvo trucks and 5,000 Renault trucks per year. The facility will be located in the city of Kaluga, approximately 200 kilometers southwest of Moscow, and is scheduled to be completed in 2009.

An investment of SEK 530 M will be made in Renault Trucks’ cab plant in Blainville, France. The investment is being made to increase capacity and comprises both assembly and painting. Renault Trucks’ cab plant in Blainville produces cabs for all of Renault Truck’s truck models.

Over the next three years, Volvo Construction Equipment will invest nearly SEK 1.1 billion in its Component Division in Eskilstuna, Sweden. The Component Division develops and manufactures axles and transmissions for Volvo construction equipment.

Annual General Meeting of AB Volvo. At the Annual General Meeting of AB Volvo held on April 4, 2007, the Board’s proposal was approved to pay an ordinary dividend to the shareholders of SEK 25 per share and to carry out a 6:1 share split with automatic redemption of the sixth share for SEK 25 per share. The share split was carried out on April 26, which meant that the number of ordinary shares was fivefold. Payment for the redeemed shares is expected to take place on May 28.

Peter Bijur, Per-Olof Eriksson, Tom Hedelius, Leif Johansson, Finn Johnsson, Philippe Klein, Louis Schweitzer and Ying Yeh were reelected members of the Board of AB Volvo and Lars Westerberg newly elected. Finn Johnsson was elected Board Chairman.

PricewaterhouseCoopers AB was elected as auditors for an additional three-year period.

The Board’s Chairman Finn Johnsson, Carl-Olof By, representing Svenska Handelsbanken and others, Lars Förberg, representing Violet Partners, Björn Lindh, representing SEB funds/Trygg Förs’kring and Thierry Moulonguet, representing Renault s.a.s. were elected as members of the Election Committee.

The Meeting resolved to establish a new share-based incentive program for 2007 for senior executives in the Volvo Group. The program mainly involves that a maximum of 2,590,000 Series B shares in the Company could be allotted to a maximum of 240 senior executives, including members of Group Management, during the first six months of 2008. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2007 fiscal year and which are set by the Board. If these goals are fulfilled in their entirely and if the price of the Volvo B share at the time of allotment is SEK 114.80, the costs for the program will amount to about SEK 353 M. So that Volvo shall be able to meet its commitment in accordance with the program, with limited cash flow effect, the Meeting further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program.

ITEM 19. EXHIBITS

1.	Articles of Association as amended April 4, 2007 (in English translation).

2.*	Amended and Restated Deposit Agreement among AB Volvo, JP Morgan Chase Bank N.A. as depositary and holders of ADSs, dated as of January 5, 2005.

8.	For information concerning Volvo’s group structure and significant subsidiaries, including the name, country of incorporation, proportion of ownership interest and, to the extent different, proportion of voting power held, see Note 4 to Volvo’s consolidated financial statements.

12.1	Certification of Leif Johansson, President and Chief Executive Officer of AB Volvo (publ), pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Par Östberg, Senior Vice President and Chief Financial Officer of AB Volvo (publ), pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*   Incorporated by reference from an exhibit to the Registration Statement on Form F-6, filed with the SEC on January 5, 2005 (Commission File Number 333-121846).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET VOLVO (publ)

Dated: June 19, 2007	By:	/s/ Leif Johansson
Name: Leif Johansson
Title: President and Chief Executive Officer